Form 10-K, Exhibit 13
period 1993-12-31
TRAVELERS INC
filed 1994-03-31
CIK 831001

Exhibit 13.01


                      The Travelers Inc. and Subsidiaries
                  FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
               (In millions of dollars, except per share amounts)


Year Ended December 31, (1)              1993    1992    1991    1990    1989
- -----------------------                 ------  ------  ------  ------  ------
Total revenues (2)                      $6,797  $5,125  $6,608  $6,194  $5,695

After-tax gains from sale
   of subsidiaries and affiliates           $8    $135     $43     $10       -

Income before cumulative effect of
  changes in accounting principles        $951    $756    $479    $373    $289

Net income (3)                            $916    $728    $479    $373    $289

Net income per common share
  before cumulative effect of
  changes in accounting principles (4)   $3.88   $3.34   $2.14   $1.64   $1.44
Net income per common share (4)          $3.74   $3.22   $2.14   $1.64   $1.43
Dividends per common share (4)          $0.490  $0.363  $0.225  $0.180  $0.145
Ratio of earnings to fixed charges       2.79x   2.63x   1.85x   1.56x   1.49x

December 31,  (1)
- ------------
Total assets (5)                      $101,360 $24,151 $21,561 $19,689 $17,955
Long-term debt                          $6,991  $3,951  $4,327  $3,456  $3,008
Stockholders' equity                    $9,326  $4,229  $3,280  $2,859  $2,603
Book value per common share (4)         $26.06  $17.70  $15.10  $13.20  $11.76



(1) The Travelers Inc. (the Company) was formerly Primerica Corporation (Primerica). Data relating to results of operations excludes the amounts of The Travelers Insurance Group Inc. except that results for 1993 include the Company's equity in earnings relating to the 27% purchase, and data relating to financial position excludes amounts for old Travelers for the years prior to 1993 (see Note 1 of Notes to Consolidated Financial Statements).

(2) Revenues for 1989 through 1991 include those of Fingerhut Companies, Inc. (Fingerhut), which had been carried as a consolidated subsidiary (see Note 3 of Notes to Consolidated Financial Statements).

(3) See Note 2 of Notes to Consolidated Financial Statement for information regarding changes in accounting principles in 1992 and 1993.

(4) The Company's Board of Directors declared stock splits in the form of stock dividends (three-for-two in January 1993 and four-for-three in July 1993), which combined yield the equivalent of a two-for-one stock split. Prior years' information has been restated to reflect the stock splits.

(5) Assets and liabilities for 1992 have been reclassified to conform with the 1993 presentation for the adoption, effective January 1, 1993, of Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts."

                      The Travelers Inc. and Subsidiaries
          MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL CONDITION
                           and RESULTS of OPERATIONS

Consolidated Results of Operations
                                                     Year Ended December 31,
                                                     ------------------------
      (In millions, except per share amounts)          1993   1992   1991
    -------------------------------------------------------------------------
      Revenues                                       $6,797  $5,125  $6,608
                                                      =====   =====   =====
      Income before cumulative effect of changes
        in accounting principles                       $951    $756    $479
                                                        ===     ===     ===
      Net income                                       $916    $728    $479
                                                        ===     ===     ===
      Earnings per share *
        Before cumulative effect of changes in
          accounting principles                       $3.88   $3.34   $2.14
                                                       ====    ====    ====
        Net income                                    $3.74   $3.22   $2.14
                                                       ====    ====    ====
      Weighted average number of common shares
        outstanding and common stock equivalents *    237.8   222.8   226.5
                                                      =====   =====   =====
    -------------------------------------------------------------------------

* Adjusted for 1993 stock splits yielding the equivalent of a two-for-one split.

The Travelers Merger
On December 31, 1993, Primerica Corporation (Primerica) acquired the approximately 73% it did not already own of The Travelers Corporation (old Travelers), one of the largest multi-line insurance companies in the United States. The acquisition was effected by means of a merger of old Travelers into Primerica and, concurrently with the merger, Primerica changed its name to The Travelers Inc. which together with its subsidiaries, is hereinafter referred to as the Company. The old Travelers businesses acquired are hereinafter referred to as old Travelers or The Travelers Insurance Group. As consideration for the merger, the Company issued .80423 shares of its common stock for each old Travelers common share then outstanding. The total purchase price of $3.4 billion is comprised of $3.3 billion, representing the fair value of the approximately 86 million newly issued common shares, plus the premium over book value related to the two issues of old Travelers Preference Stock exchanged in the merger and certain other acquisition costs.

The acquisition has been accounted for as a purchase, and accordingly, the results of operations for periods prior to December 31, 1993 do not include those of old Travelers other than for the equity in earnings for 1993 relating to the 27% previously owned. The discussion of results of operations which follows relates only to Primerica and its subsidiaries, whereas the discussion relating to financial position at December 31, 1993 reflects the consolidation of old Travelers. The old Travelers assets acquired and liabilities assumed are reflected in the Consolidated Statement of Financial Position at December 31, 1993 at management's best estimate of their fair value. Evaluation and appraisal of the net assets is continuing, and allocation of the purchase price may be adjusted. The excess of the purchase price over the estimated fair value of the net assets of approximately $975 million will be amortized on a straight-line basis over 40 years.

The Shearson Acquisition
On July 31, 1993, the Company acquired the domestic retail brokerage and asset management businesses (the Shearson Businesses) of Shearson Lehman Brothers Holdings Inc. (SLB), an American Express Company (American Express) subsidiary, for approximately $2.1 billion representing $1.6 billion for the net assets acquired plus approximately $500 million of cash required to be segregated for customers under commodities regulations. The businesses acquired were combined with the operations of Smith Barney, Harris Upham & Co., Incorporated, and the combined firm has been named Smith Barney Shearson Inc. which is a subsidiary of Smith Barney Shearson Holdings Inc. (SBS). Payment for the net assets consisted of approximately $900 million in cash, $125 million in the form of convertible preferred stock of the Company, $25 million in the form of warrants to purchase common stock and the balance in notes to the seller. In addition, the Company has agreed to pay American Express additional amounts that are contingent upon the new unit's performance. Evaluation and appraisal of the net assets is continuing, and allocation of the purchase price may be adjusted.

Results of Operations
The Company's earnings in 1993 reflect a substantial increase in the contribution of SBS, which had a record earnings year, and Consumer Finance Services, which continued to post record results.

Income before the cumulative effect of changes in accounting principles for 1993 includes:

- -  Reported investment portfolio gains of $109 million;
- - a $65 million provision for one-time expenses related to the acquisition of the Shearson Businesses; and
- -  a gain of $8 million from the sale of stock of subsidiaries and affiliates.

Income before the cumulative effect of changes in accounting principles for 1992 includes:

- -  Reported investment portfolio gains of $28 million;
- - a gain of $55 million from the sale of Fingerhut Companies, Inc. (Fingerhut) common stock;
- - a gain of $52 million from the sale of the entire ownership interest in Margaretten & Company, Inc. (Margaretten);
- - a gain of $19 million from the sale of the common stock investment in Musicland Stores Corporation (Musicland);
- - a gain of $16 million from the exchange of 50% of Commercial Insurance Resources, Inc., the parent of Gulf Insurance Company (Gulf), and the exchange of certain Transport Life Insurance Company (Transport) businesses for old Travelers common stock;
- - a net gain of $3 million from the divestment of securities of the Company's affiliates, Inter-Regional Financial Group, Inc. (IFG) and PennCorp
   Financial Group, Inc.; and
- -  a loss of $10 million on the sale of the Voyager group of companies
   (Voyager).

Included in net income for 1993 is an after-tax charge of $18 million resulting from the adoption of Statement of Financial Accounting Standards No. 112 (FAS
112), "Employers' Accounting for Postemployment Benefits," and an after-tax charge of $17 million resulting from the adoption of Statement of Financial Accounting Standards No. 106 (FAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions." Included in net income for 1992 is an after-tax charge of $28 million resulting from the adoption of Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes."

Excluding these items, earnings for 1993 increased by $306 million, or 52%, over the 1992 period, reflecting primarily increased operating earnings from the combined SBS unit, earnings from the 27% investment in old Travelers and improved performance at Consumer Finance Services.

The most significant factors in 1992's earnings growth over 1991 were increases in the contributions of Smith Barney and Consumer Finance Services as well as reduced corporate treasury expense from lower debt and interest rate levels.

The most significant factors in 1991's earnings growth over 1990 also were increases in the contributions of Smith Barney and Consumer Finance Services and the benefit to corporate treasury expense of declining interest rates. Net income for 1991 includes after-tax gains of $43 million from sales of Fingerhut common stock. Also reflected in 1991 are after-tax net investment portfolio gains of $20 million in the fourth quarter and an after-tax repositioning provision of $20 million at Primerica Financial Services; an after-tax charge of $35 million related to specialty life and health operations, and an after-tax charge of $16 million related to real estate lease commitments.

Revenues for 1991 include $1,428 million from Fingerhut, the operations of which were included with those of the Company on a consolidated basis through December 31, 1991.

The following discussion presents in more detail each segment's performance.

Investment Services

                                        Year Ended December 31,
                       ------------------------------------------------------
                               1993               1992              1991
                       ------------------------------------------------------
                                   Net                Net               Net
    ($ in millions)    Revenues  income   Revenues  income   Revenues income
  ---------------------------------------------------------------------------
    Smith Barney        $3,371    $306     $1,677    $157     $1,635   $139
    Shearson (1)
    Mutual funds and       153      30        140      31        128     28
    asset management

    Margaretten              -       -          5       3        127     17
  ---------------------------------------------------------------------------
    Total Investment
      Services          $3,524    $336     $1,822    $191     $1,890   $184
  ===========================================================================

(1) Net income for 1993 includes a $65 after-tax provision for merger related costs.

The Company's Investment Services segment includes SBS - investment banking and securities brokerage; American Capital Management & Research, Inc. (American Capital) - mutual funds; a limited partnership interest in RCM Capital Management (RCM) - asset management; and through its date of sale on February 5, 1992, Margaretten - mortgage banking.

SBS's earnings increased significantly to $371 million in 1993, which includes five months' results from the Shearson Businesses, before a provision for merger related costs of $65 million. This compares to $157 million reported by Smith Barney alone in the prior year. Net revenues for 1993 of the merged firm increased more than 113% over the prior year. The growth in 1992 as compared to 1991 reflects record levels of performance in almost all areas.

Smith Barney Shearson Revenues

                                          Year Ended December 31,
                                     ---------------------------------
       ($ in millions)                 1993         1992         1991
     -----------------------------------------------------------------
       Commissions                   $1,252       $  509       $  476
       Investment banking               667          433          346
       Principal trading                549          298          318
       Asset management fees            319           73           59
       Interest income, net*            207          101          101
       Other income                     100           35           24
     -----------------------------------------------------------------
       Net revenues*                 $3,094       $1,449       $1,324
     =================================================================

* Net of interest expense of $277, $228 and $311 in 1993, 1992 and 1991, respectively. Revenues included in the consolidated statement of income are before deductions for interest expense.

Total assets under management for the Investment Services segment were $116 billion at December 31, 1993, compared to $54 billion in the prior year.
Assets under management at SBS were $75 billion at December 31, 1993 (which reflects $55 billion acquired in the Shearson Acquisition), compared to $16 billion in the prior year. Assets under management at American Capital and RCM were $41 billion at December 31, 1993, compared to $38 billion in the prior year, an 8% increase.

Net income from the Company's mutual funds and asset management operations decreased slightly in 1993 from the prior year due primarily to increased volume-related marketing expenses and the effect of the 1993 tax rate change on deferred tax liabilities at December 31, 1992 of $2.4 million. American Capital's mutual fund sales (at net asset value) increased to $3,061 million from $2,212 million.

American Capital's net income improved in 1992 compared to 1991 primarily due to higher management fees resulting from an increase in assets under management. RCM reported higher net income in 1992 as average assets under management rose to $23 billion in 1992 from $20 billion in 1991.

Outlook - SBS's business is significantly affected by the levels of activity in the securities markets, which in turn are affected by the level and trend of interest rates, the general state of the economy and the national and worldwide political environments, among other factors. An increasing interest rate environment could have some adverse impact on SBS's businesses, including commissions (which are linked in part to the economic attractiveness of securities relative to time deposits) and investment banking (which is affected by the relative benefit to corporations and public entities of issuing public debt and/or equity versus other avenues for raising capital). Such effects, however, could be at least partially offset by a strengthening U.S. economy that would include growth in the business sector -- accompanied by an increase in the demand for capital -- and an increase in the capacity of individuals to invest. SBS will continue to concentrate on building its asset management business, which tends to provide a more predictable and steady income stream than its other businesses. In addition, SBS will also benefit in 1994 from a full year's contribution from the Shearson businesses, which in 1993 contributed for five months following their acquisition. SBS continues to maintain tight expense controls that management believes will help the firm weather a downturn in market conditions, should it occur.

Results of RCM and American Capital may also be affected by the interest rate environment. An increasing interest rate environment could have an adverse impact on management fees and commissions. Management fees are substantially based on assets under management which could decline in a rising interest rate environment due to a potential decline in the value of the underlying securities of the funds and increased redemptions and lower sales as investors find time deposits more attractive. Decreased sales would also reduce commission income. A strengthening U.S. economy could partially offset these effects due to an increase in the capacity of individuals to invest. In addition, American Capital's results will be affected by sales of Common Sense(R) Trust mutual funds, which are related to market conditions and, to some extent, insurance production at PFS (see further discussion under Insurance Services).

Asset Quality - Total Investment Services' assets at December 31, 1993 were approximately $32 billion. Of this, SBS's assets represented approximately $31.6 billion, consisting primarily of highly liquid marketable securities and
collateralized receivables.   About 43% of SBS's assets were related to
customer financing transactions where U.S. Government and mortgage-backed securities are bought, lent, sold and borrowed in generally offsetting amounts to generate net interest income and to facilitate trading. Another 19% represented inventories of securities primarily needed to meet customer demand. A significant portion of the remainder of SBS's assets represented receivables from brokers, dealers and customers that relate to securities transactions in the process of being settled. The carrying values of the majority of SBS's securities are adjusted daily to reflect current prices. See Notes 2, 6, 7 and 8 of Notes to Consolidated Financial Statements for a further description of these assets.

At December 31, 1993 there were no "bridge" loans at SBS and exposure to high-yield positions was immaterial. At December 31, 1993 SBS's assets to equity ratio was 14.8 to 1, which management believes is a conservative leverage level for a securities broker and one that allows for future growth.

SBS's assets are financed through a number of sources including long and short-term credit facilities, the customer financing transactions described above and payables to brokers, dealers and customers.

Consumer Finance Services

                                      Year Ended December 31,
                      -------------------------------------------------------
                             1993              1992               1991
                      -------------------------------------------------------
                                  Net                Net               Net
   ($ in millions)    Revenues   income  Revenues  income  Revenues   income
- -----------------------------------------------------------------------------
  Consumer Finance
     Services(1)       $1,193     $232    $1,158    $198    $1,150     $175
=============================================================================

(1) Net income includes $23 and $4 of reported investment portfolio gains in 1993 and 1992, respectively.

Consumer Finance earnings before reported investment portfolio gains increased 8% in 1993 over the prior year. The increase primarily reflects a significant decline in loan losses and a 3% increase in average receivables outstanding. The increase in net income and revenues in 1992 compared to 1991 reflects an increase in average receivables outstanding (offset by slightly lower yields), improved operating efficiencies and some benefit from lower funding costs.

Year-end receivables increased in 1993 by $554 million to end the year at $6.342 billion. The 1993 increase occurred across-the-board in real estate loans, personal loans and credit cards and also reflects the reacquisition of the remainder of a portfolio of loans collateralized by manufactured housing
units amounting to $135 million at year end.   While average receivables
increased in 1992, year-end receivables declined reflecting an increase in early payoffs of real estate loan outstandings. This was partially offset by an increase in credit card outstandings. Seventy-three branch offices were added during 1993, bringing the total to 768 at year end.

Consumer Finance borrows from the corporate treasury operations of Commercial Credit Company (CCC), a major holding company subsidiary of the Company that raises funds externally. For fixed rate loan products Consumer Finance is charged agreed-upon rates that have generally been set within a narrow range and have approximated 8% over the last three years. For variable rate loan products Consumer Finance is charged prime-based rates. CCC's actual cost of funds may be higher or lower than rates charged to Consumer Finance, with the difference reflected in Corporate and Other.

The average yield on receivables outstanding decreased to 15.83% in 1993 from 16.31% in the prior year and 16.69% in 1991, due to lower yields on fixed rate second mortgages and the adjustable rate real estate-secured loan product introduced at the end of 1992. Lower yields on loans outstanding, partially offset by decreased cost of funds to Consumer Finance on variable rate loans, have resulted in a decline in net interest margins to 8.44% in 1993 from 8.66% in 1992.

The allowance for losses as a percentage of net receivables was reduced to 2.64% at year-end 1993 from 2.91% at year-end 1992 due to the improved credit quality of the loan portfolio. The increase in the allowance in 1992 from 2.86% at year-end 1991 reflected the impact of the recessionary economic environment.

                                                       As of, and for, the
                                                      Year Ended December 31,
                                                      -----------------------
                                                        1993    1992   1991
                                                      -----------------------
 Allowance for losses as % of net
   consumer finance receivables at year end             2.64%   2.91%  2.86%
 Charge-off rate for the year                           2.36%   2.84%  2.72%
 60 + days past due on a contractual basis as % of
   gross consumer finance receivables at year end       2.21%   2.55%  2.80%

Accounts 60+ days past due include accounts in the process of foreclosure for all periods presented.

The Company's wholly owned subsidiary, American Health and Life Insurance Company (AHL), provides credit life and health insurance to Consumer Finance customers. Premiums earned were $88 million in 1993, $90 million in 1992 and $86 million in 1991.

Outlook - Consumer Finance is affected by the interest rate environment and general economic conditions. In a rising interest rate environment, real estate loan liquidations may decline compared to the last two years, when potential customers refinanced their first mortgages instead of turning to the second mortgage market, or proceeds from the refinancing of first mortgages were used to pay off existing second mortgages. Lower loan liquidations would benefit the level of receivables outstanding. In addition, a rising interest rate environment could also reduce the downward pressure experienced during the last several years on the interest rates charged on new real estate-secured receivables, as well as credit cards, which are substantially based on the prime rate. However, significantly higher rates could result in an increase in the interest rates charged to Consumer Finance on the funds it borrows from CCC to reflect the Company's overall higher cost of funds. This impact could be at least partially offset by the benefits of a strengthening U.S. economy, which typically would include an increase in consumer borrowing demand.

Asset Quality - Consumer Finance assets totaled approximately $7 billion at December 31, 1993, of which $6 billion, or 86%, represented the net consumer finance receivables (after accrued interest and the allowance for credit losses). These receivables were predominantly residential real estate-secured loans and personal loans. Receivable quality depends on the likelihood of repayment. The Company seeks to reduce its risks by focusing on individual lending, making a greater number of smaller-sized loans than would be practical in commercial markets, and maintaining disciplined control over the underwriting process. The Company has a geographically diverse portfolio as described in Note 9 of Notes to Consolidated Financial Statements. The Company believes that its loss reserves on the consumer finance receivables are appropriate given current circumstances.

Of the remaining Consumer Finance assets, approximately $598 million were investments of AHL and its affiliates, including $352 million of fixed-income securities and $204 million of short-term investments.

Insurance Services

                                      Year Ended December 31,
                       -------------------------------------------------------
                             1993               1992               1991
                       -------------------------------------------------------
                                   Net                Net               Net
  ($ in millions)      Revenues  income   Revenues  income  Revenues   income
  ----------------------------------------------------------------------------
  Primerica Financial
    Services (1)        $1,266    $223     $1,158    $197    $1,160     $175

  Transport Life(2)        319      42        347      36       419       29

  Gulf Property and
    Casualty (3)           315      45        316      54       257       22

  Minority Interest -
    Gulf                     -     (22)         -       -         -        -
  ----------------------------------------------------------------------------
  Total Insurance
    Services            $1,900    $288     $1,821    $287    $1,836     $226
==============================================================================

(1) Net income includes $45 and $10 of reported investment portfolio gains in 1993 and 1992, respectively.
(2) Net income includes $17 and $6 of reported investment portfolio gains in 1993 and 1992, respectively.
(3) Net income includes $15 and $6 of reported investment portfolio gains in 1993 and 1992, respectively, and $19 in 1992 from the sale of Musicland common stock.

Results of operations of the Insurance Services segment include only the results of Primerica Financial Services (PFS), the specialty life and health operations of Transport, and the property and casualty operations of Gulf. Information relating to financial position at December 31, 1993 also includes The Travelers Insurance Group.

Sales of individual term life insurance at PFS trended up in 1993. PFS issued 260,300 policies totaling $48 billion in face amount of life insurance during 1993, an increase from 252,500 policies totaling $46 billion in face amount of life insurance during 1992, but still below the 289,700 policies totaling $51 billion issued in 1991. The increase in policies issued has contributed to an increase in insurance in force, which was $309 billion at December 31, 1993, compared to $302 billion at December 31, 1992 and $309 billion at December 31, 1991.

PFS continued to experience growth in sales of other financial products, primarily mutual funds through a joint venture with American Capital, and the $.M.A.R.T. (second mortgage loans) and S.A.F.E. (personal loans) products of Consumer Finance. Sales of mutual funds were $1.3 billion in 1993 compared to $1.1 billion in 1992 and $788 million in 1991. Assets under management in PFS's proprietary Common Sense(R) Trust family of funds reached $3.1 billion at year end, up 19% over 1992. PFS has traditionally offered mutual funds to customers as a way to invest the savings obtained through the purchase of relatively low-cost term life insurance as compared to traditional whole life insurance. $.M.A.R.T. and S.A.F.E. loan receivables, which are reflected in the assets of Consumer Finance, were $765 million at December 31, 1993 compared to $487 million at December 31, 1992 and $411 million at December 31, 1991.
The dramatic growth in 1993 reflects the introduction at the end of 1992 of an adjustable rate real estate loan product which accounted for $246 million of the increase.

During 1993 investment income at PFS declined slightly from the prior year as proceeds from sales of investments were reinvested at lower yields.

Results of Transport before reported net investment portfolio gains in 1993 of $17 million and $6 million in 1992 decreased slightly, reflecting the sale of two employee benefits businesses to old Travelers effective January 1, 1993. The results of Transport's ongoing businesses, primarily supplementary accident and health coverages and long-term care insurance, improved slightly over 1992. Results for 1992 were comparable with results for 1991 before portfolio gains. Transport was formerly reported with Voyager as part of Specialty Life and Health.

Earnings from Gulf increased slightly compared to 1992, before old Travelers' 50% minority interest, reported net investment portfolio gains of $15 million and $6 million in 1993 and 1992, respectively, and a $19 million gain in 1992 from the sale of Musicland. Gulf's results reflect ongoing growth in its high-margin specialty businesses offset by relatively high local storm losses in the regional business in 1993. Notwithstanding a $2 million after-tax provision for losses from Hurricane Andrew in the third quarter of 1992, Gulf's 1992 earnings improved over 1991, also as a result of the growth of the specialty business. Gulf's 1993 combined ratio improved to 95.9%, from 97.6% in 1992 and 101.9% in 1991. (However, for the fourth quarter of 1993 the combined ratio increased to 97.8%, principally as a result of higher storm-related claims.) Gulf writes traditional and specialty insurance lines.

In May 1993, the Company completed the sale of Voyager. The exclusion of Voyager and Transport's former employee benefits businesses has resulted in a decline compared to the 1992 period in insurance-related revenue and expense categories included in the Consolidated Statement of Income.

Outlook - PFS
PFS has undergone substantial changes since 1990 that have adversely impacted its results, following the rapid growth during the 1980s. Over the last few years, programs were begun that are designed to increase the number of producing agents, customer contacts and, ultimately, increase production levels. While the full impact of these programs has not yet been realized, enhanced customer service and increased customer contacts have contributed to improved persistency (i.e., the percentage of policies that continue). Also, the decline in the level of insurance in force has stopped, and the number of producing agents has stabilized. A continuation of these trends could
positively impact future operations.   PFS continues to expand into certain
markets not previously tapped by the sales force and further expand the cross-selling with other Company subsidiaries of products such as $.M.A.R.T. and S.A.F.E. loans and Common Sense(R) Trust mutual funds.


Outlook - The Travelers Insurance Group
A variety of factors continue to affect the property-casualty market including inflation in the cost of medical care, litigation and losses from involuntary markets. The Travelers Insurance Group attempts to avoid exposure to high hazard liability risks through careful underwriting, extensive use of retrospective rating and reliance on financially secure reinsurance programs. In addition, the absence of needed rate relief, rising medical costs and the need for legislative reform in workers' compensation continue to have an adverse effect on profitability, particularly in business written on a guaranteed cost basis. The Travelers Insurance Group's response to these unfavorable trends is to underwrite more state-specific business, increase its use of deductibles and loss sensitive rating plans and aggressively market self-insurance programs.

On December 13, 1993 the United States Supreme Court issued its decision in a case entitled John Hancock v. Harris Trust. The court ruled that John Hancock
              ----------------------------
was subject to the fiduciary standards of the Employee Retirement Income Security Act of 1974, as amended, with respect to the nonguaranteed benefit portion of the pension contract under review. Industry efforts to obtain regulatory or legislative relief from this decision are ongoing. The outcome and potential impacts to the Company are uncertain at this time.

In the property market, the extraordinarily high level of catastrophe losses in recent periods has led to the contraction of the reinsurance market and
corresponding price increases for reinsurance protection.   These items have
contributed to overall higher prices for commercial property policies and may result in the reduced availability of commercial insurance in some markets.

In an effort to reduce its exposure to catastrophic hurricane losses, The Travelers Insurance Group has stopped writing new homeowners policies in coastal areas of New York and Connecticut, and in certain counties in South Florida, reduced agent commissions on homeowners insurance in certain markets, and purchased higher amounts of catastrophe reinsurance.

Recently, The Travelers Insurance Group has experienced growth in environmental claims primarily from smaller companies with lower coverage limits and has been named as a defendant in coverage cases brought by other insurers against their policyholders and the policyholders' other carriers.

The Travelers Insurance Group's environmental loss and loss expense reserves at December 31, 1993 were $333 million, net of reinsurance of $11 million. Approximately 12% of the net environmental loss reserves (i.e., approximately $40 million) are case reserves for resolved claims. The remainder of the reserve is for claims in which coverage is in dispute and unreported environmental losses. The Travelers Insurance Group does not post case reserves for environmental claims in which there is a coverage dispute.

In the area of asbestos claims, the industry has suffered from judicial interpretations that have attempted to maximize insurance availability from both a coverage and liability standpoint far beyond the intentions of the contracting parties. These policies generally were issued prior to the 1980s.

As a result of recent developments in asbestos litigation, various classes of asbestos defendants, e.g., major product manufacturers, peripheral and regional product defendants as well as premises owners, are tendering asbestos-related claims to the industry. During 1993, the insurance industry witnessed a growth in claims against insureds brought primarily by independent labor union workers who allege exposure to asbestos while working on site at various companies. Since each insured presents different liability and coverage issues, The Travelers Insurance Group evaluates those issues on an insured-by-insured basis.

The Travelers Insurance Group's asbestos loss and loss expense reserves at December 31, 1993 were $323 million, net of reinsurance of $451 million. Approximately 80% of the net asbestos reserves at December 31, 1993 represented incurred but not reported losses.

For both environmental and asbestos-related claims, The Travelers Insurance Group carries on a continuing review of its overall position, its reserving techniques and reinsurance recoverable. In each of these areas of exposure, The Travelers Insurance Group has endeavored to litigate individual cases and settle claims on favorable terms. Given the vagaries of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties, it is not presently possible to quantify the ultimate exposure represented by these claims. As a result, The Travelers Insurance Group expects that future earnings may be adversely affected by environmental and asbestos claims, although the amounts cannot be reasonably estimated. However, it is not likely these claims will have a material adverse effect on The Travelers Insurance Group's financial condition.

Outlook - Industry
Changes in the general interest rate environment affect the return received by the insurance subsidiaries on newly invested and reinvested funds. While a rising interest rate environment enhances the returns available, it reduces the market value of existing fixed maturity investments and the availability of gains on disposition.

As required by various state laws and regulations, the Company's insurance subsidiaries are required to participate in state-administered guarantee associations established for the benefit of the policyholders of insolvent insurance companies. Management believes that payments to such associations will not have a material impact on financial condition or results of operations.

Certain social, economic and political issues have led to an increased number of legislative and regulatory proposals aimed at addressing the cost and availability of certain types of insurance. Some of these proposals include provisions that would adversely affect the Company's ability to write business with appropriate returns by restricting its underwriting and pricing flexibility, mandating rate roll-backs, or dictating conditions under which it can conduct business in a given state. While most of these provisions have failed to become law, these initiatives may well continue as legislators and regulators try to respond to public availability and affordability concerns.

Several legislative proposals regarding health care reforms have recently been promulgated. It is not possible to determine which, if any, of these proposals may be adopted or what effect, if any, such legislation may have on the Company.

The National Association of Insurance Commissioners (NAIC) adopted risk-based capital (RBC) requirements for life insurance companies in 1992, effective with reporting for 1993, and for property-casualty companies in December 1993, effective with reporting for 1994. The RBC requirements are to be used as early warning tools by the NAIC and states to identify companies that merit further regulatory action. The formulas have not been designed to differentiate among adequately capitalized companies which operate with levels of capital higher than RBC requirements. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank such companies. At December 31, 1993, all of the Company's life and property-casualty companies had adjusted capital in excess of amounts requiring any regulatory action.

Asset Quality - The investment portfolio of the Insurance Services segment totaled approximately $41 billion, representing 67% of total Insurance Services' assets of approximately $61 billion. Because the primary purpose of the investment portfolio is to fund future policyholder benefits and claims payments, and in order to provide for economies of scale and tight control, it is managed centrally, employing a conservative investment philosophy. The segment's investment portfolio supports both the life and property-casualty insurance operations. In conjunction with the Travelers merger, the fixed maturity investment portfolio of The Travelers Insurance Group was classified between "available for sale" and "held for investment" and is carried at values assigned at the acquisition date. The Insurance Segment's fixed maturity portfolio totaled $28 billion, comprised of $22 billion of publicly traded fixed maturities and $6 billion of private fixed maturities. The weighted average quality ratings of the segment's publicly traded fixed maturity portfolio and private fixed maturity portfolio at December 31, 1993 were Aa2 and Baa1, respectively. Included in the fixed maturity portfolio was approximately $1.2 billion of below investment grade securities. Investments in venture capital investments, highly leveraged transactions and specialized lendings were not material in the aggregate.

The Insurance Services segment makes significant investments in collateralized mortgage obligations (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to corporate debt securities of similar credit quality. The investment strategy of the Insurance Services segment is to purchase CMO tranches that are most protected against prepayment risk, typically planned amortization class (PAC) or targeted amortization class (TAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of scenarios. The segment does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff; however, it does not purchase residual interests in CMOs.

At December 31, 1993, the segment held CMOs with a market value of $3.5 billion. Approximately 89% of CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities, and the balance are fully collateralized by portfolios of individual mortgage loans. Approximately 99% of CMO holdings are in PAC and similar bonds and approximately 1% are in interest-only tranches.
In addition, the segment held $2.1 billion of GNMA, FNMA or FHLMC mortgage-backed securities at December 31, 1993.

The segment also held $1.0 billion of securities that are backed primarily by credit card or car loan receivables at December 31, 1993. Virtually all of these securities are rated AAA.

At December 31, 1993, real estate and mortgage loan investments totaled $8.4 billion. Most of these investments are included in the investment portfolio of The Travelers Insurance Group and are reflected at estimated fair value at the date of the merger, December 31, 1993. Ongoing operating results of the segment will be affected by lower investment income from underperforming mortgage loan and real estate assets, which include delinquent mortgage loans, loans in the process of foreclosure, foreclosed loans and loans modified at interest rates below market. The Company has adopted a strategy to accelerate the disposition of The Travelers Insurance Group mortgage loan and real estate assets and to reinvest the proceeds to obtain current market yields.

At December 31, 1993, mortgage loan and real estate portfolios consisted of the following (in millions):

   Current mortgage loans                   $6,096
   Underperforming mortgage loans            1,269
                                             -----
     Total mortgage loans                   $7,365
                                             -----

   Foreclosed real estate                   $  914
   Purchased real estate                       135
                                             -----
     Total real estate                      $1,049
                                             -----
     Total mortgage loans and real estate   $8,414
                                             =====

Included in underperforming mortgage loans above are $826 million of mortgages restructured at below market terms, of which $820 million are current under the new terms. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured loans, and interest income is reported only as payment is received.

For further information relating to investments see Note 5 of Notes to Consolidated Financial Statements.


Corporate and Other
                                          Year Ended December 31,
                        --------------------------------------------------------
                               1993               1992               1991
                        --------------------------------------------------------
                                    Net                Net                Net
                                  income             income             income
 ($ in millions)        Revenues (expense) Revenues (expense) Revenues (expense)
- --------------------------------------------------------------------------------
 Net expenses(1)                    $(65)             $(62)              $(177)

 Equity in income of old
   Travelers in 1993 and
   Fingerhut in 1992 and
     1991                            152                26                  28

 Net gain on sale of stock
   of subsidiaries and
   affiliates                          8               116                  43
- --------------------------------------------------------------------------------
 Total Corporate and Other $180      $95     $324     $ 80     $1,732    $(106)
================================================================================

(1) Includes $3 and $2 of reported investment portfolio gains in 1993 and 1992, respectively.

The Corporate and Other segment consists of unallocated expenses and earnings primarily related to interest, corporate administration and certain corporate investments.

The increase in net expenses in 1993 resulted from lower income from miscellaneous investments and interest expense on borrowings to finance the
acquisition of the Shearson Businesses, offset by lower interest rates.    Net
expenses before investment portfolio gains, includes after-tax income of $9 million, $12 million and an after-tax loss of $35 million in 1993, 1992 and 1991, respectively, related to Voyager, which had previously been presented as part of Insurance Services. Corporate and Other revenues include $260 million and $283 million in 1992 and 1991, respectively, related to Voyager.

The equity in income of old Travelers includes $13 million from the Company's share of its realized portfolio gains and a tax benefit of $11 million for the cumulative effect of the recently enacted tax rate increase through December 31, 1992.

The decrease in net expenses in 1992 compared to 1991 reflects lower debt levels and interest rates in 1992, as well as after-tax charges in 1991 of $35 million to restructure and exit most auto-related lines at Voyager, and $16 million related to costs for certain real estate lease commitments.


Liquidity and Capital Resources

The Travelers Inc. (the Parent) services its obligations (i.e., debt service and dividends) primarily with dividends and other advances that it receives from subsidiaries. The subsidiaries' dividend paying ability is limited by certain covenant restrictions in bank and/or credit agreements and/or by regulatory requirements. The Parent believes it will have sufficient funds to meet current and future commitments. Each of the Company's major operating subsidiaries finances its operations on a stand-alone basis consistent with its capitalization and ratings.

The Parent
The Parent issues commercial paper directly to investors and maintains unused credit availability under committed revolving credit agreements at least equal to the amount of commercial paper outstanding. As of December 31, 1993, the Parent had unused credit availability of $725 million of which up to $275 million may be accessed by either the Parent or The Travelers Insurance Company, an indirect subsidiary. The Parent may borrow under its revolving credit facilities at various interest rate options and compensates the banks for the facilities through commitment fees.

During 1993, the Parent completed the following debt offerings and, as of February 28, 1994, had $800 million available for debt offerings under its shelf registration statement:

     -  5 3/4% Notes due April 15, 1998 . . . . . . . $250 million
     -  6 1/8% Notes due June 15, 2000  . . . . . . . $200 million

In April 1993 the Parent sold 9,333,333 shares of newly issued common stock. See Note 14 of Notes to Consolidated Financial Statements for a description of this sale. In June 1993 the Parent sold 1,000,000 shares of newly issued common stock to a senior executive of the Company. In total these transactions generated net proceeds of $329 million.

During 1993, $137 million of principal amount of the Parent's 5 1/2% Eurodollar Convertible Subordinated Debentures due 2002 was converted into 4,103,458 shares of the Parent's common stock.

Commercial Credit Company (CCC)
CCC also issues commercial paper directly to investors and maintains unused credit availability under committed revolving credit agreements at least equal to the amount of commercial paper outstanding. As of December 31, 1993, CCC had unused credit availability of $2.295 billion. CCC may borrow under its revolving credit facilities at various interest rate options and compensates the banks for the facilities through commitment fees.

During 1993, CCC completed the following debt offerings and, as of February 28, 1994, had $850 million available for debt offerings under its shelf registration statement:

     -  5.70% Notes due March 1, 1998 . . . . . . . $100 million
     -  6 1/8 Notes due March 1, 2000 . . . . . . . $100 million
     -  6.00% Notes due April 15, 2000  . . . . . . $150 million
     -  5 1/2% Notes due May 15, 1998 . . . . . . . $100 million
     -  6.00% Notes due June 15, 2000 . . . . . . . $100 million
     -  5 3/4% Notes due July 15, 2000  . . . . . . $200 million
     -  5.9% Notes due September 1, 2003  . . . . . $200 million

CCC is limited by covenants in its revolving credit agreements as to the amount of dividends and advances that may be made to the Parent or its affiliated companies. At December 31, 1993, CCC would have been able to remit $150 million to the Parent under its most restrictive covenants or regulatory requirements.

Smith Barney Shearson Holdings Inc. (SBS)
SBS funds its operations through the use of its equity, long-term borrowings, commercial paper, collateralized and uncollateralized bank borrowings (both committed and uncommitted), internally generated funds, repurchase transactions, and securities lending arrangements. The volume of SBS's borrowings generally fluctuates in response to changes in the amount of reverse repurchase transactions outstanding, the level of securities inventories, customer balances and securities borrowing transactions. SBS has a commitment from a bank syndicate for an $825 million revolving credit facility, which consists of a 364-day revolving credit facility in the amount of $200 million and a 3-year revolving credit facility in the amount of $625 million, both of which were fully utilized at December 31, 1993. SBS also had unused committed and available short-term lines of credit amounting to $260 million. In addition, SBS has substantial borrowing arrangements consisting of facilities that it has been advised are available, but where no contractual lending obligation exists.

SBS also issues commercial paper directly to investors. As a policy, SBS maintains sufficient borrowing power of unencumbered securities to cover unsecured borrowings and unsecured letters of credit. In addition, SBS monitors its leverage and capital ratios on a daily basis.

During 1993 and in January 1994, SBS completed the following debt offerings and, as of February 28, 1994, had $400 million available for debt offerings under its shelf registration statement:

     -  5 3/8% Notes due June 1, 1996 . . . . . . . $150 million
     -  6 5/8% Notes due June 1, 2000 . . . . . . . $150 million
     -  5 5/8% Notes due November 15, 1998  . . . . $150 million
     -  5 1/2% Notes due January 15, 1999   . . . . $200 million

SBS is limited by covenants in its revolving credit facility as to the amount of dividends that may be paid to the Parent. At December 31, 1993, SBS would have been able to remit approximately $392 million to the Parent under its most restrictive covenants.

The Travelers Insurance Group
At December 31, 1993, The Travelers Insurance Group had $25.0 billion of life and annuity product deposit funds and reserves. Of that total, $12.1 billion are not subject to discretionary withdrawal based on contract terms. The remaining $12.9 billion are for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the amount that is subject to discretionary withdrawal are $3.0 billion of liabilities that are surrenderable with market value adjustments. An additional $5.8 billion of the life insurance and individual annuity liabilities are subject to discretionary withdrawals, with an average surrender charge of 5.7%. Another $1.6 billion of liabilities are surrenderable at book value over 5 to 10 years. In the payout phase, these funds are credited at significantly reduced interest rates.

The remaining $2.5 billion of liabilities are surrenderable without charge. More than half of these relate to individual life products. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent against withdrawal by long-term policyholders. Insurance liabilities that are surrendered or withdrawn from The Travelers Insurance Group are reduced by outstanding policy loans and related accrued interest prior to payout.

Scheduled maturities of guaranteed investment contracts (GICs) in 1994, 1995, 1996, 1997 and 1998 are $1.5 billion, $1.3 billion, $1.0 billion, $268 million and $207 million, respectively. At December 31, 1993, the contract interest rates credited on GICs ranged from 3.4% to 17.4%, with a weighted average rate of 8.0%.

The Travelers Insurance Company (TIC), a direct subsidiary of The Travelers Insurance Group Inc., issues commercial paper to investors and maintains unused committed, revolving credit facilities at least equal to the amount of commercial paper outstanding. As of December 31, 1993, TIC has unused credit availability of $275 million, all of which may be accessed by either TIC or the Parent.

As part of the process of accreditation by the NAIC, state insurance regulators have been recommending the adoption of new statutory standards for the payment of dividends by insurance companies without prior approval. As part of this effort, the Connecticut General Assembly passed legislation in 1992 which is effective for dividends paid on and after December 1, 1993. Under the amended legislation, statutory surplus of The Travelers Insurance Group would not be available in 1994 for dividends to the Parent without prior approval.

Recent Accounting Standards

FAS 114
Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," describes how impaired loans should be measured when determining the amount of a loan loss accrual. The Statement also amends existing guidance on the measurement of restructured loans in a troubled debt restructuring involving a modification of terms. The Company has not yet determined the impact, if any, this statement will have on its financial statements. The Statement has an effective date of January 1, 1995.

FAS 115
Effective January 1, 1994, the Company will adopt Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which addresses accounting and reporting for investments in equity securities that have a readily determinable fair value and for all debt securities. Those investments are to be classified in one of three categories. Debt securities that the Company has the positive intent and ability to hold to maturity are to be classified as "held for investment" and are to be reported at amortized cost. Securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and are to be reported at fair value, with unrealized gains and losses included in earnings. Securities that are neither to be held to maturity nor to be sold in the near term are classified as "available for sale" and are to be reported at fair value, with unrealized gains and losses excluded from earnings and reported as a net amount in a separate component of stockholders' equity. At December 31, 1993 the market value of fixed maturities exceeded the cost by $353 million.

Interpretation 39
Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" (Interpretation 39) must be adopted by the Company for its 1994 first quarter financial statements. The general principle of Interpretation 39 states that amounts due from and due to another party may not be offset in the balance sheet unless a right of setoff exists and the parties intend to exercise the right of setoff. The Company currently maintains master netting arrangements and other contracts where amounts due from customers are offset against amounts due to those customers. Implementation of Interpretation 39 is not expected to have a material impact on the Company's financial position; however, assets and liabilities will be increased by like amounts.

                      The Travelers Inc. and Subsidiaries
                        Consolidated Statement of Income
               (In millions of dollars, except per share amounts)



Year Ended December 31,                               1993     1992      1991
- -----------------------------------------------------------------------------
Revenues
Commissions and fees                                $1,957   $  973    $  944
Insurance premiums                                   1,480    1,694     1,783
Finance related interest and other charges             954      953       958
Interest and dividends                                 718      605       688
Principal transactions                                 549      298       318
Asset management fees                                  385      131       125
Equity in income of old Travelers                      164        -         -
Other income                                           590      471     1,792
- -----------------------------------------------------------------------------
  Total revenues                                     6,797    5,125     6,608
- -----------------------------------------------------------------------------
Expenses
Non-insurance compensation and benefits              2,057    1,069     1,201
Policyholder benefits and claims                       833      907       936
Insurance underwriting, acquisition and operating      506      674       860
Interest                                               707      674       876
Provision for credit losses                            134      165       165
Other operating                                      1,050      636     1,842
- -----------------------------------------------------------------------------
   Total expenses                                    5,287    4,125     5,880
- -----------------------------------------------------------------------------
Gain on sale of stock of subsidiaries and affiliates    13      188        63
- -----------------------------------------------------------------------------
Income before income taxes, minority interest and
  cumulative effect of changes in accounting
  principles                                         1,523    1,188       791
Provision for income taxes                             550      432       287
- -----------------------------------------------------------------------------
Income before minority interest and cumulative
  effect of changes in accounting principles           973     756        504
Minority interest, net of income taxes                 (22)      -        (25)
Cumulative effect of changes in accounting
  principles, net of income taxes                      (35)    (28)         -
- -----------------------------------------------------------------------------
Net income                                          $  916   $  728    $  479
=============================================================================

Net income per share of common stock
  and common stock equivalents:
Before cumulative effect of changes in accounting
  principles                                        $ 3.88   $ 3.34    $ 2.14
Cumulative effect of changes in accounting
  principles                                         (0.14)   (0.12)     -.
- -----------------------------------------------------------------------------
Net income per share of common stock
  and common stock equivalents                      $ 3.74   $ 3.22    $ 2.14
=============================================================================
Weighted average number of common shares
  outstanding and common stock equivalents           237.8    222.8     226.5
=============================================================================

See Notes to Consolidated Financial Statements

                      The Travelers Inc. and Subsidiaries
                  Consolidated Statement of Financial Position
               (In millions of dollars, except per share amounts)

December 31,                                           1993        1992
- -------------------------------------------------------------------------
Assets
Cash and cash equivalents
  (including $914 and $187 segregated under
  federal and other brokerage regulations)         $ 2,444       $   272
Investments:
   Fixed maturities:
     Available for sale (market $28,438 and
       $2,426)                                      28,109         2,305
     Held for investment (market $201 and $94)         177            91
   Equity securities, at market (cost $513 and
     $196)                                             555           209
   Mortgage loans                                    7,365           300
   Real estate held for sale                         1,049             -
   Policy loans                                      1,367           170
   Short-term and other                              2,659           271
- ------------------------------------------------------------------------
   Total investments                                41,281         3,346
- ------------------------------------------------------------------------
Securities borrowed or purchased under agreements
  to resell                                         13,353         3,480
Brokerage receivables                                8,167         1,650
Trading securities owned, at market value            5,863         3,785
Net consumer finance receivables                     6,216         5,655
Reinsurance recoverables                             4,999           637
Value of insurance in force and deferred policy
  acquisition costs                                  1,996         1,348
Cost of acquired businesses in excess of net assets  2,162         1,322
Separate and variable accounts                       4,665             -
Other receivables                                    2,310           494
Other assets                                         7,904         2,162
- ------------------------------------------------------------------------
Total assets                                      $101,360       $24,151
========================================================================
Liabilities
Investment banking and brokerage borrowings        $ 3,454       $   595
Short-term borrowings                                2,535         2,633
Long-term debt                                       6,991         3,951
Securities loaned or sold under agreements to
  repurchase                                        10,144         3,895
Brokerage payables                                   7,012           901
Trading securities sold not yet purchased, at
  market value                                       3,835         2,432
Contractholder funds                                17,980             -
Insurance policy and claims reserves                26,651         3,003
Separate and variable accounts                       4,642             -
Accounts payable and other liabilities               8,680         2,512
- ------------------------------------------------------------------------
  Total liabilities                                 91,924        19,922
- ------------------------------------------------------------------------
ESOP Preferred stock - Series C                        235             -
Guaranteed ESOP obligation                            (125)            -
- ------------------------------------------------------------------------
                                                       110             -
- ------------------------------------------------------------------------

Stockholders' equity
Preferred stock ($1.00 par value; authorized
  shares: 30 million), at aggregate
  liquidation value                                    800           300
Common stock ($.01 par value; authorized
  shares: 500 million issued shares:
  1993 - 368,287,709 shares and 1992 -
  253,524,014 shares)                                    4             3
Additional paid-in capital                           6,566         2,147
Retained earnings                                    3,140         2,363
Treasury stock, at cost (1993 - 41,155,405
  shares, 1992 - 31,572,048 shares)                 (1,121)         (540)
Unearned compensation and other, net                   (63)          (44)
- ------------------------------------------------------------------------
  Total stockholders' equity                         9,326         4,229
- ------------------------------------------------------------------------
Total liabilities and stockholders' equity        $101,360       $24,151
========================================================================

See Notes to Consolidated Financial Statements

                                              The Travelers Inc. and Subsidiaries
                                   Consolidated Statement of Changes in Stockholders' Equity
                                      (In millions of dollars, except per share amounts)

                                                                       Amounts                  Shares (in thousands)
                                                            ---------------------------    -------------------------------
Year ended December 31,                                      1993      1992       1991       1993       1992       1991
- ----------------------------------------------------------------------------------------   -------------------------------
Preferred Stock at aggregate liquidation value
Balance, beginning of year                                  $  300    $    -   $    -        1,200         -          -
Issuance of preferred stock                                    500       300        -       10,000     1,200          -
- -------------------------------------------------------------------------------------      -------------------------------
Balance, end of year                                           800       300        -       11,200     1,200          -
=====================================================================================      ===============================
Common Stock and Additional Paid-In Capital
Balance, beginning of year                                   2,150     2,128    2,090      253,524   253,524    253,524
Issuance of common stock                                       329         -        -       10,333         -          -
Travelers Merger:
  Common stock issued to third party stockholders            3,265         -        -       85,911         -          -
  Common stock issued to subsidiaries of the Company           595         -        -       18,519         -          -
  Premium related to preferred stock, options and other         67         -        -
Conversion of debentures                                        17        11        -
Issuance of common stock warrants                               25         -        -
Cost of issuance of preferred stock                              -       (10)       -
Issuance of shares pursuant to employee benefit plans          122        21       38
- -------------------------------------------------------------------------------------      -------------------------------
Balance, end of year                                         6,570     2,150    2,128      368,287   253,524    253,524
- -------------------------------------------------------------------------------------      -------------------------------
Retained Earnings
Balance, beginning of year                                   2,363     1,720    1,289
Net income                                                     916       728      479
Common dividends                                              (113)      (78)     (48)
Preferred dividends                                            (26)       (7)       -
- -------------------------------------------------------------------------------------
Balance, end of year                                         3,140     2,363    1,720
- -------------------------------------------------------------------------------------
Treasury Stock (at cost)
Balance, beginning of year                                    (540)     (538)    (494)     (31,572)  (36,278)    (33,830)
Conversion of debentures                                        81        65        -        4,104     4,356           5
Issuance of shares pursuant to employee benefit plans, net
  of shares tendered for payment of option exercise price
  and withholding taxes                                        (10)       54       43        6,175     6,583       3,471
Treasury stock acquired                                        (58)     (122)     (89)      (1,478)   (6,307)     (6,096)
Common stock issued to subsidiaries of the Company            (595)        -        -      (18,519)        -           -
Other                                                            1         1        2          135        74         172
- -------------------------------------------------------------------------------------      -------------------------------
Balance, end of year                                        (1,121)     (540)    (538)     (41,155)  (31,572)    (36,278)
- -------------------------------------------------------------------------------------      -------------------------------
Unearned Compensation and other, net
Balance, beginning of year                                     (44)      (30)     (26)
Net issuance of restricted stock                              (103)      (64)     (38)
Restricted stock amortization                                   64        48       32
Net appreciation of equity securities                           22         7        1
Translation adjustments, net                                    (2)       (5)       1
- -------------------------------------------------------------------------------------
Balance, end of year                                           (63)      (44)     (30)
- -------------------------------------------------------------------------------------
Total common stockholders' equity and common shares
  outstanding                                               $8,526    $3,929   $3,280      327,132   221,952    217,246
=====================================================================================      ==============================
Total stockholders' equity                                  $9,326    $4,229   $3,280
=====================================================================================

See Notes to Consolidated Financial Statements

                                             The Travelers Inc. and Subsidiaries
                                             Consolidated Statement of Cash Flows
                                                   (In millions of dollars)
Year ended December 31,                                                                  1993      1992     1991
- ----------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Income before income taxes, minority interest and cumulative effect of changes in
  accounting principles                                                               $ 1,523   $ 1,188   $  791
Adjustments to reconcile income before income taxes, minority interest and cumulative effect of changes in accounting principles to net cash provided by
  (used in) operating activities:
    Amortization of deferred policy acquisition costs and value of insurance in force     286       423      570
    Additions to deferred policy acquisition costs                                       (369)     (574)    (626)
    Depreciation and amortization                                                         125        97      120
    Provision for credit losses                                                           134       165      165
    Undistributed equity earnings                                                        (116)        -        -
    Changes in:
      Trading securities, net                                                          (1,082)     (156)     338
      Securities borrowed, loaned and repurchase agreements, net                       (1,591)       62      306
      Brokerage receivables net of brokerage payables                                     863      (252)    (908)
      Insurance policy and claims reserves                                                251        29       64
      Other, net                                                                          713      (190)      33
- ----------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operations                                                 737       792      853
Income taxes paid                                                                        (403)     (332)    (266)
- ----------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) operating activities                                     334       460      587
- ----------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
Loans originated or purchased                                                          (2,673)   (2,067)  (2,570)
Loans repaid or sold                                                                    2,108     2,020    1,783
Purchases of investments                                                               (2,948)   (2,094)  (1,701)
Proceeds from sales of investments                                                      2,213     1,018    1,279
Proceeds from maturities of investments                                                   237     1,025      330
Payment for purchase of SLB net assets, net of cash acquired                           (1,296)        -        -
Payment for net clearing assets transferred                                              (536)        -        -
Cash acquired in connection with The Travelers Merger                                     586         -        -
Business acquisitions                                                                       -      (550)      (8)
Business divestments                                                                      120       571      154
Other, net                                                                               (274)      (90)     (86)
- ----------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) investing activities                                  (2,463)     (167)    (819)
- ----------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
Issuance of preferred stock - series A                                                       -      290        -
Dividends paid                                                                           (139)      (85)     (48)
Issuance of common stock                                                                  329         -        -
Treasury stock acquired                                                                   (58)     (122)     (89)
Issuance of long-term debt                                                              2,733       674    1,306
Payments and redemptions of long-term debt                                               (448)     (972)    (441)
Net change in short-term borrowings (including investment banking and brokerage
  borrowings)                                                                           1,934        17     (461)
Other, net                                                                               (50)      (138)     (14)
- ----------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                                   4,301      (336)     253
- ----------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents                                                     2,172       (43)      21
Cash and cash equivalents at beginning of period                                          272       315      294
- ----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                            $ 2,444    $  272    $ 315
- ----------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
Cash paid during the period for interest                                              $   674    $  669   $  905
Value of assets exchanged for shares of old Travelers                                 $     -    $  173   $    -
================================================================================================================

See Notes to Consolidated Financial Statements

                      The Travelers Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
               (In millions of dollars, except per share amounts)

1. Business Acquisitions
   ----------------------

  The Travelers Acquisition
  In December 1992, Primerica Corporation (Primerica), the predecessor to The Travelers Inc., acquired approximately 27% of the common stock of The Travelers Corporation (old Travelers) in a series of related transactions (the Acquisition). Primerica and certain of its subsidiaries paid $550 in cash and issued to old Travelers 50% of the equity of Commercial Insurance Resources, Inc. (the parent of Gulf Insurance Company), and transferred to old Travelers 100% of the preferred provider organization and third party administrator networks of Transport Life Insurance Company (a wholly owned subsidiary of Primerica). The Acquisition was accounted for as a purchase with an effective accounting date of December 31, 1992, and at December 31, 1992, the investment of $723 is reflected in the Consolidated Statement of Financial Position in "Other Assets." During 1993 this investment was accounted for on the equity method. The excess of Primerica's share of assigned value of identifiable net assets over cost amounted to $109 and is being amortized over 10 years. For the year ended December 31, 1993, old Travelers, on a historical basis, reported revenues of $10,284 and net income of $288.

  The Travelers Merger
  On December 31, 1993, Primerica acquired the approximately 73% of old Travelers common stock it did not already own (the Merger). Old Travelers was merged into Primerica, and concurrently, Primerica changed its name to The Travelers Inc. which, together with its subsidiaries, is hereinafter referred to as the Company. The old Travelers businesses acquired are hereinafter referred to as old Travelers or The Travelers Insurance Group. As consideration for the Merger, the Company issued .80423 shares of its common stock for each old Travelers common share then outstanding. The total purchase price of $3,396 is comprised of $3,265, representing the fair value of the approximately 86 million newly issued common shares, plus the premium over book value related to the two issues of old Travelers preference stock exchanged in the Merger (see Note 14) and certain other acquisition costs.

  The assets and liabilities of old Travelers are reflected in the Consolidated Statement of Financial Position at December 31, 1993 on a fully consolidated basis at management's best estimate of their fair values, based on currently available information. Evaluation and appraisal of assets and liabilities, including investments, the value of insurance in force, reinsurance recoverable, other insurance assets and liabilities and related deferred income tax amounts is continuing, and allocation of the purchase price may be adjusted. The excess of the purchase price over the estimated fair value of net assets is approximately $975 and will be amortized over 40 years.

  The Acquisition and the Merger are being accounted for as a step acquisition. The step acquisition method of purchase accounting requires that the old Travelers' assets and liabilities be recorded at the fair values determined at each acquisition date (i.e., 27% of values at December 31, 1992 as carried forward and 73% of values at December 31, 1993). The merger has been accounted for as a purchase, and accordingly, the results of operations for periods prior to December 31, 1993 do not include those of old Travelers other than for the equity in earnings relating to the 27% previously owned.

  The Shearson Acquisition
  On July 31, 1993, the Company acquired the domestic retail brokerage and asset management businesses (the Shearson Businesses) of Shearson Lehman Brothers Holdings Inc. (SLB), a subsidiary of American Express Company (American Express), for approximately $2,100, representing $1,600 for the net assets acquired plus approximately $500 of cash required to be
  segregated for customers under commodities regulations.   The businesses
  acquired were combined with the operations of Smith Barney, Harris Upham & Co.Incorporated, and the combined firm has been named Smith Barney Shearson Inc. which is a subsidiary of Smith Barney Shearson Holdings Inc. (SBS). Following the transaction, SLB was renamed Lehman Brothers Holdings Inc.
  (LBI). The acquisition was accounted for under the purchase method of accounting, and the consolidated financial statements include the results of the Shearson Businesses from the date of acquisition. Payment for the net assets consisted of approximately $900 in cash, $125 in the form of convertible preferred stock of the Company, $25 in the form of warrants to purchase common stock of the Company and the balance in notes to LBI. In addition, SBS has agreed to pay American Express additional amounts that are contingent upon the new unit's performance. Evaluation and appraisal of assets and liabilities, including the value of identifiable intangible assets and liabilities assumed, is continuing, and allocation of the purchase price may be adjusted. As a result of the acquisition of the Shearson Businesses, the Company recorded a provision in the third quarter of 1993 of $65 after-tax relating primarily to the elimination of duplicate facilities, severance and other personnel-related costs. This provision is not reflected in the pro forma information below.

  The unaudited pro forma condensed results of operations presented below assume all of the above transactions had occurred at the beginning of each of the periods presented:


                         Pro Forma                     1993      1992
          ------------------------------------------------------------
          Revenues                                  $18,585   $17,481
                                                     ======    ======
          Income (loss) before cumulative effect
            of changes in accounting principles      $1,281      $(22)
                                                      =====      ====
              Net income                             $1,246      $120
                                                      =====       ===
          Net income (loss) per share:
           Before cumulative effect of changes in
             accounting principles                    $3.67    $(0.33)
                                                       ====    ======
           Net income                                 $3.56     $0.12
                                                       ====      ====

  The unaudited pro forma condensed financial information is not necessarily indicative either of the results of operations that would have occurred had these transactions been consummated at the beginning of the periods presented or of future operations of the combined companies.

  In conjunction with the acquisition of the Shearson Businesses, SBS entered into a securities clearing agreement with LBI (the Clearing Agreement) effective August 2, 1993, pursuant to which SBS has agreed to carry and clear, on a fully disclosed basis, all customer accounts introduced by LBI and, on a correspondent basis, LBI's proprietary accounts. LBI transferred at cost approximately $8,600 of assets and $7,787 of liabilities to SBS in connection with the Clearing Agreement. Payment for these net assets of $813 consisted of approximately $536 in cash and the remainder in notes to LBI. The Clearing Agreement is in effect until December 31, 1994, and may be extended for up to five months at LBI's option. Upon termination of the Clearing Agreement the net assets or liabilities related to the Clearing Agreement will be transferred to LBI.

  Supplemental Information to the Consolidated Statement of Cash Flows Relating to Acquisitions

  Noncash investing and financing transactions relating to the above transactions that are not reflected in the Consolidated Statement of Cash Flows are listed below.

    For the Year Ended December 31, 1993       Travelers  Shearson
    ----------------------------------------------------------------
      Fair value of assets acquired,
        excluding cash acquired                 $40,395    $4,811
      Liabilities assumed                       (37,642)   (2,779)
      Issuance of notes                               -      (586)
      Equity securities issued                   (3,339)     (150)
    ----------------------------------------------------------------
    Cash payment (acquired)                     $  (586)   $1,296
    ================================================================

2. Summary of Significant Accounting Policies
   ------------------------------------------

  Changes in accounting principles

  FAS 106. Effective January 1, 1993, the Company implemented Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS 106). As required the Company changed its method of accounting for retiree benefit plans effective January 1, 1993, to accrue the Company's share of the costs of postretirement benefits over the service period rendered by employees. Previously these benefits were charged to expense when paid. The Company elected to recognize immediately the liability for postretirement benefits as the cumulative effect of a change in accounting principle. This resulted in a noncash after-tax charge to net income of $17 ($25 pre-tax) or $0.07 per share. See Note 17 for additional information relating to FAS 106.

  FAS 112. In the fourth quarter of 1993, the Company implemented Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (FAS 112), with retroactive application to January 1, 1993. FAS 112 establishes accounting standards for employers who provide benefits to former or inactive employees after employment, but before retirement. These benefits include, but are not limited to, salary continuation, supplemental unemployment, severance, disability-related (including workers' compensation), job training and counseling, and continuation of benefits such as health care and life insurance coverage. The statement requires employers to recognize the cost of the obligation to provide these benefits on an accrual basis, and employers must implement FAS 112 by recognizing a cumulative effect of a change in accounting principle. This resulted in a noncash after-tax charge to net income of $18 ($29 pre-tax) or $0.07 per share. See Note 17 for additional information relating to FAS 112.

  FAS 113. In the first quarter of 1993, the Company implemented Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" (FAS 113). FAS 113 requires the reporting of reinsurance receivables and prepaid reinsurance premiums as assets and precludes the immediate recognition of gains for all reinsurance contracts unless the liability to the policyholder has been extinguished. Implementation of FAS 113 did not have an impact on the Company's earnings; however, assets and liabilities increased by like amounts. Assets and liabilities within the Consolidated Statement of Financial Position were increased by $754 as of December 31, 1992. See Note 12 for additional reinsurance disclosures.

  Accounting Policies

  Principles of Consolidation. The consolidated financial statements include the accounts of The Travelers Inc. and its subsidiaries. Data relating to results of operations excludes the amounts of The Travelers Insurance Group except that results for 1993 include the Company's equity in earnings relating to the 27% purchase, and data relating to financial position
  excludes amounts for old Travelers for years prior to 1993.   Unconsolidated
  entities in which the Company has at least a 20% interest are accounted for on the equity method. The minority interest in 1993 represents the old Travelers' interest in Gulf Insurance Company (Gulf) and in 1991 the publicly held interest in Fingerhut Companies, Inc. (Fingerhut) (see Note
  3). Significant intercompany transactions and balances have been eliminated.

  Certain reclassifications have been made to prior years' financial statements to conform to the current year's presentation.

  Cash and cash equivalents include cash on hand, cash and securities segregated under federal and brokerage regulations and short-term highly liquid investments with maturities of three months or less when purchased, other than those held for sale in the ordinary course of business. These short-term investments are carried at cost plus accrued interest, which approximates market value.

  Investments are owned principally by the insurance subsidiaries. Fixed maturities include bonds, notes and redeemable preferred stocks. In recognition of the Company's growing need to maintain flexibility to respond to such matters as changes in interest rates, prepayment risks or the yield curve, fixed maturities have been classified as follows: "held for investment" represents securities that the Company has both the ability and the intent to hold until maturity and are carried at amortized cost; all other fixed maturity securities have been classified as "available for sale" and are carried at the lower of aggregate cost or market value. Equity securities include common and non-redeemable preferred stocks and are carried at market values that are based primarily on quoted market prices. Changes in market values of equity securities are reflected as unrealized appreciation (depreciation) in stockholders' equity, net of applicable income taxes. Mortgage loans and policy loans are carried at unpaid balances, net of allowance for losses. Short-term investments are carried at cost, which approximates market. Realized gains and losses on sales of investments are included in other income on a specific identification basis. At December 31, 1993, fixed maturities amounting to $25,604, mortgage loans amounting to $7,051, real estate held for sale amounting to $1,049 and policy loans amounting to $1,212 owned by The Travelers Insurance Group are carried at the values assigned at the acquisition dates (see Note 1).

  Accrual of income is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future interest payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

  The cost of acquired businesses in excess of net assets is being amortized on a straight-line basis principally over a 40-year period.

  Income taxes. The Company and its wholly owned domestic non-life insurance subsidiaries file a consolidated federal income tax return. All but one of the life insurance subsidiaries are included in their own consolidated federal income tax return. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes.

  Income taxes are not provided for on the Company's life insurance subsidiaries' retained earnings designated as "policyholders' surplus" because such taxes will become payable only to the extent such retained earnings are distributed as a dividend or exceed limits prescribed by federal law. Distributions are not contemplated from this portion of the life insurance companies' retained earnings, which aggregated $971 (with a tax effect of $340) at December 31, 1993.

  Income taxes have been provided for in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109), which was adopted effective January 1, 1992. Prior years' financial statements have not been restated to apply the provisions of FAS
  109. Taxes for years prior to January 1, 1992 have been provided in accordance with Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes."

  Earnings per common share is computed after recognition of preferred stock dividend requirements and is based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect of common stock warrants and stock options, the incremental shares assumed issued under the Capital Accumulation Plan, the assumed conversion of the 4 1/2% Eurodollar Convertible Subordinated Debentures (through the date of their conversion) and of the 5 3/4% Convertible Subordinated Notes. Fully diluted earnings per common share, assuming conversion of all outstanding convertible notes and debentures, the maximum dilutive effect of common stock equivalents and the 5.5% convertible preferred stock, has not been presented because the effects are not material. The fully diluted earnings per common share computation for the years ended December 31, 1993, 1992 and 1991 would entail adding the number of shares issuable on conversion of the other debentures (2.0, 4.1 and 6.0 million shares, respectively), the additional common stock equivalents (0.4, 1.1 and 3.8 million shares respectively) and the assumed conversion of the 5.5% convertible preferred stock (1.4 million shares in 1993), to the number of shares included in the earnings per common share calculation (resulting in a total of 241.6, 228.0 and 236.3 million shares, respectively) and eliminating the after-tax interest expense related to the conversion of other debentures ($3.1, $7.0 and $8.3, respectively) and the elimination of the 5.5% convertible preferred stock dividends ($2.9 in 1993).

  The Company's Board of Directors declared stock splits in the form of stock dividends (three-for-two in January 1993 and four-for-three in July 1993), which combined yield the equivalent of a two-for-one stock split. Prior years' information has been restated to reflect the stock splits.

  Financial Instruments - Off-Balance-Sheet Risk. The Company uses financial instruments having off-balance-sheet risk in the normal course of business in order to reduce exposure to fluctuations in interest rates and market prices. Included in the Notes to Consolidated Financial Statements are various disclosures relating to financial instruments having off-balance sheet risk. These disclosures indicate the magnitude of the Company's involvement in such activities, and reflect the instruments at their face, contract or notional amounts, and are not intended to represent the much smaller credit risk of such instruments.

  Financial Instruments - Disclosures About Fair Value. Included in the Notes to Consolidated Financial Statements are various disclosures relating to the methods and assumptions used to estimate fair value of each material type of financial instrument. The carrying value of short-term financial instruments approximates fair value because of the relatively short period of time between the origination of the instruments and their expected realization. The carrying value of receivables and payables arising in the ordinary course of business approximates fair market value. The fair value assumptions were based upon subjective estimates of market conditions and perceived risks of the financial instruments at a certain point in time. Disclosed fair values for financial instruments do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

  Accounting standards not yet adopted

  FAS 114. Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," describes how impaired loans should be measured when determining the amount of a loan loss accrual. The statement also amends existing guidance on the measurement of restructured loans in a troubled debt restructuring involving a modification of terms. The Company has not yet determined the impact, if any, this statement will have on its financial statements. The statement has an effective date of January 1, 1995.

  FAS 115. Effective January 1, 1994, the Company will adopt Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" which addresses accounting and reporting for investments in equity securities that have a readily determinable fair value and for all debt securities. Those investments are to be classified in one of three categories. Debt securities that the Company has the positive intent and ability to hold to maturity are to be classified as "held to maturity" and are to be reported at amortized cost. Securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and are to be reported at fair value, with unrealized gains and losses included in earnings. Securities that are neither to be held to maturity nor to be sold in the near term are classified as "available for sale" and are to be reported at fair value, with unrealized gains and losses excluded from earnings and reported as a net amount in a separate component of stockholders' equity. At December 31, 1993 the market value of fixed maturities exceeded the cost by $353.

  Interpretation 39. Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" (Interpretation
  39), must be adopted by the Company for its 1994 first quarter financial statements. The general principle of Interpretation 39 states that amounts due from and due to another party may not be offset in the balance sheet unless a right of setoff exists and the parties intend to exercise the right of setoff. The Company currently maintains master netting arrangements and other contracts where amounts due from customers are offset against amounts due to those customers. Implementation of Interpretation 39 is not expected to have a material impact on the Company's financial position; however, assets and liabilities will be increased by like amounts.


  INVESTMENT SERVICES

  Commissions related to security transactions, underwriting revenues and related expenses are recognized in income on the trade date.

  Management and investment advisory fees are recorded as income for the period in which the services are performed.

  Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. With respect to securities loaned, the Company receives collateral in the form of cash or financial instruments in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary.

  Repurchase and resale agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued interest, as specified in the respective agreements. The Company's policy is to take possession of securities purchased under agreements to resell. The market value of securities to be repurchased and resold is monitored, and additional collateral is requested where appropriate to protect against credit exposure.

  Trading securities are carried at market value. Included in income are realized and unrealized gains and losses on trading securities and proprietary futures, forward and option contracts.

  Other assets include the value of management advisory contracts, which is being amortized on the straight-line method over periods not exceeding 30 years.

  INSURANCE SERVICES

  Premiums from long-duration contracts, principally life insurance, are earned when due. Premiums from short-duration insurance contracts are earned over the related contract period. Short-duration contracts include primarily property and casualty, credit life and accident and health policies, including estimated ultimate premiums on retrospectively rated and reporting-form policies. Benefits and expenses are associated with premiums by means of the provision for future policy benefits, unearned premiums and the deferral and amortization of policy acquisition costs.

  Value of insurance in force represents the actuarially determined present value of anticipated profits to be realized from life and accident and health business on insurance in force at the date of the Company's acquisition of its insurance subsidiaries using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force acquired prior to December 31, 1993 is amortized over the premium paying periods in relation to anticipated premiums. The value of insurance in force relating to The Travelers Insurance Group merger was the actuarially determined present value of the projected future profits discounted at interest rates ranging from 14% to 18% for the business acquired. The value of the business in force is amortized over the contract period using current interest crediting rates to accrete interest and using amortization methods based on the specified products. Traditional life insurance and annuities are amortized over the period of anticipated premiums; universal life in relation to estimated gross profits; and certain annuity contracts employing a level yield method. The value of insurance in force related to The Travelers Insurance Group merger is $363 with the remainder relating to prior acquisitions. The value of insurance in force is reviewed periodically to determine if any adjustment is required.

  Deferred policy acquisition costs for the life business represent the costs of acquiring new business, principally commissions, certain underwriting and agency expenses and the cost of issuing policies. Deferred policy acquisition costs for traditional life business are amortized over the premium-paying periods of the related policies, in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue. Deferred policy acquisition costs of other business lines are generally amortized over the life of the insurance contract or at a constant rate based upon the present value of estimated gross profits expected to be realized. For certain property and casualty lines, acquisition costs, such as commissions, premium taxes and certain other underwriting and agency expenses, have been deferred to the extent recoverable from future earned premiums and are amortized ratably over the terms of the related policies. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income, and, if not recoverable, are charged to expense.

  Separate and variable accounts primarily represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets of these accounts are carried at market value. Certain other separate accounts provide guaranteed levels of return or benefits, and the assets of these accounts are carried at amortized cost. At December 31, 1993, the balances of all separate accounts are recorded at the values assigned at the acquisition dates. Amounts assessed to the contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

  Other assets include receivables related to retrospectively rated policies on property-casualty business, net of allowance for estimated uncollectible amounts.

  Insurance policy and claims reserves represent liabilities for future insurance policy benefits. Insurance reserves for traditional life insurance, annuities, and accident and health policies have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 2.5% to 13%, including adverse deviation. These assumptions consider company experience and industry standards and may be revised if it is determined that future experience will differ substantially from that previously assumed. The insurance reserves acquired in The Travelers Insurance Group merger are recorded at the values assigned at the acquisition dates. Property-casualty reserves include (1) unearned premiums representing the unexpired portion of policy premiums, and (2) estimated provisions for both reported and unreported claims incurred and related expenses. The reserves are regularly adjusted based on experience. Included in the insurance policy and claims reserves in the Consolidated Statement of Financial Position at December 31, 1993 are $803 of property-casualty loss reserves related to workers' compensation that have been discounted using an interest rate of 5%.

  In determining benefit and loss reserves, the Company carries on a continuing review of its overall position, its reserving techniques and reinsurance. Reserves for property and casualty insurance losses represent the estimated ultimate unpaid cost of all incurred property and casualty claims. Since the reserves are based on estimates, the ultimate liability may be more or less than such reserves. The effects of changes in such estimated reserves are included in the results of operations in the period in which the estimates are changed.

  Contractholder funds represent receipts from the issuance of universal life, pension investment and certain individual annuity contracts. Such receipts are considered deposits on investment contracts that do not have substantial mortality or morbidity risk. Account balances are increased by interest credited and reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Calculations of contractholder account balances for investment contracts reflect lapse, withdrawal and interest rate assumptions based on contract provisions, the Company's experience and industry standards. Contractholder funds also include other funds that policyholders leave on deposit with the Company. Balances at December 31, 1993 have been recorded at the values assigned at the acquisition dates using interest rate assumptions ranging from 4% to 9.5%.

  CONSUMER FINANCE SERVICES

  Finance related interest and other charges are recognized as income using the constant yield method. Allowances for losses are established by direct charges to income in amounts sufficient to maintain the allowance at a level management determines to be adequate to cover losses in the portfolio. The allowance fluctuates based upon continual review of the loan portfolio and current economic conditions. For financial reporting purposes, finance receivables are considered delinquent when they are more than 60 days contractually past due. Income stops accruing on finance receivables when they are 90 days contractually past due. If payments are made on a finance receivable that is not accruing income, and the receivable is no longer 90 days contractually past due, the accrual of income resumes. Finance receivables are charged against the allowance for losses when considered uncollectible. Personal loans are considered uncollectible when payments are six months contractually past due and six months past due on a recency of payment basis. Loans that are twelve months contractually past due regardless of recency of payment are charged off. Recoveries on losses previously charged to the allowance are credited to the allowance at the time of recovery. Consideration of whether to proceed with foreclosure on loans secured by real estate begins when a loan is 60 days past due on a contractual basis. Real estate credit losses are recognized when the title to the property is obtained.

  Fees received and direct costs incurred for the origination of loans are deferred and amortized over the contractual lives of the loans as part of interest income. The remaining unamortized balances are reflected in interest income at the time that the loans are paid in full, renewed or charged off.

3. Sales of Stock of Subsidiaries and Affiliates
   ---------------------------------------------

    During 1992 gains on sale of stock of affiliates totaled $188 pre-tax and consisted principally of the sale of Margaretten & Company, Inc. ($83 pre-tax) and the sale of a substantial portion of the Company's investment in Fingerhut ($87 pre-tax). Fingerhut's results of operations were included with those of the Company on a consolidated basis through December 31, 1991. During 1992 the remaining investment in Fingerhut was accounted for as an equity investment, with the Company's share of earnings reflected in "Other Income." In 1993 the Company sold its remaining interest in Fingerhut.


4. Business Segment Information
   ----------------------------

  The Company is a diversified financial services company engaged in investment services, life and property and casualty insurance services and consumer finance. Data relating to results of operations excludes the amounts of old Travelers except that Corporate and Other results for 1993 include the equity earnings relating to the 27% purchase in December 1992 (see Note 1). Data relating to identifiable assets excludes amounts for old Travelers for years prior to 1993. The following table presents certain information regarding these industry segments:

     Revenues                                      1993        1992      1991
                                                   ----        ----      ----
     Investment Services                        $ 3,524     $ 1,822   $ 1,890
     Insurance Services                           1,900       1,821     1,836
     Consumer Finance Services                    1,193       1,158     1,150
     Corporate and Other*                           180         324     1,732
                                                 ------      ------    ------
                                                $ 6,797     $ 5,125   $ 6,608
                                                 ======      ======    ======

     Income before income taxes, minority
      interest and cumulative effect of
      changes in accounting principles
     Investment Services                         $  592      $  321   $   296
     Insurance Services                             493         436       345
     Consumer Finance Services                      360         305       271
     Corporate and Other                             78         126      (121)
                                                  -----       -----    ------
                                                 $1,523      $1,188   $   791
                                                  =====       =====    ======

     Income before cumulative effect of changes
      in accounting principles
     Investment Services                         $  336      $  191   $   184
     Insurance Services (after minority
      interest of $22 in 1993)                      288         287       226
     Consumer Finance Services                      232         198       175
     Corporate and Other (after minority
      interest of $25 in 1991)                       95          80      (106)
                                                  -----       -----    ------
                                                 $  951      $  756   $   479
                                                  =====       =====    ======

     Identifiable assets
     Investment Services                       $ 31,864     $10,439   $ 9,291
     Insurance Services                          60,684       5,612     4,571
     Consumer Finance Services                    7,155       6,495     6,480
     Corporate and Other                          1,657       1,605     1,219
                                                -------      ------    ------
                                               $101,360     $24,151   $21,561
                                                =======      ======    ======

   * Included in 1991 are Fingerhut's revenues of $1,428.

   The Investment Services segment consists of investment banking, securities brokerage, asset management and other financial services provided through SBS and its subsidiaries, mutual fund management and distribution services provided through American Capital, investment management services provided by RCM Capital Management, and mortgage banking through Margaretten through its date of sale (see Note 3).

   The Insurance Services segment includes individual and group life insurance, accident and health insurance, annuities and investment products, which are offered primarily through The Travelers Insurance Company and its subsidiary and affiliated life insurance companies. Such affiliated companies now include Primerica Financial Services (PFS) and its affiliate, Primerica Life Insurance Company which primarily issues individual term life insurance, and Transport Life Insurance Company. PFS and its affiliates are also engaged in sales of mutual funds and loan products. This segment also provides property-casualty insurance, including workers' compensation, liability, automobile, property and multiple-peril to businesses and other institutions and automobile and homeowners insurance to individuals. Property and casualty insurance policies are issued primarily by The Travelers Indemnity Company and its subsidiary and affiliated property-casualty insurance companies, which now include Gulf Insurance Company.

   The Consumer Finance Services segment includes consumer lending (including secured and unsecured personal loans, real estate-secured loans and consumer financing) and credit cards. Also included in this segment are credit-related insurance services provided through American Health and Life Insurance Company (AHL).

   Corporate and Other consists of corporate staff and treasury operations, certain corporate income and expenses that have not been allocated to the operating subsidiaries, including gains and losses from the sale of stock of subsidiaries and affiliates, and the results of Fingerhut for 1992 and 1991. During 1993 this segment also included the Company's approximately 27% interest in old Travelers.

   Capital expenditures for property, plant and equipment and related depreciation expense are not material to any of the business segments. Intersegment sales and international operations are not significant.

   For gains and special charges included in each segment, see Management's Discussion and Analysis of Financial Condition and Results of Operations.

5.   Investments
     -----------

   Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment.

   The amortized cost and estimated market values of investments in fixed maturities were as follows:

                                      Available for Sale                            Held for Investment
                            ----------------------------------------        -------------------------------------
                            Amortized    Gross Unrealized     Market        Amortized   Gross Unrealized   Market
                                        ------------------                             ------------------
 December 31, 1993             Cost       Gains     Losses    Value            Cost      Gains    Losses    Value
 -----------------          ----------------------------------------        -------------------------------------
 Mortgage-backed
  securities-principally
  obligations of U.S.
  Government agencies        $ 5,754        $ 26    $ (27)  $ 5,753             $118       $22      $ -    $  140

 U.S. Treasury securities
  and obligations of U.S.
  Government corporations
  and agencies                 4,556          82      (11)    4,627               20         -        -        20

 Obligations of states and
  political subdivisions       3,062          38       (1)    3,099                7         1        -         8

 Debt securities issued by
  foreign governments            535           8        -       543                6         -        -         6

 Corporate securities         14,202         249      (35)   14,416               26         1        -        27
                            ----------------------------------------        -------------------------------------
    Totals                   $28,109        $403    $ (74)  $28,438             $177       $24       $-      $201
                            ========================================        =====================================

                                      Available for Sale                            Held for Investment
                            ----------------------------------------        -------------------------------------
                            Amortized    Gross Unrealized     Market        Amortized   Gross Unrealized   Market
                                        ------------------                             ------------------
 December 31, 1992             Cost       Gains     Losses    Value            Cost      Gains    Losses    Value
 -----------------          ----------------------------------------        -------------------------------------
 Mortgage-backed
  securities-principally
  obligations of U.S.
  Government agencies          $ 614        $ 37      $ -    $  651               $1        $-       $-        $1

 U.S. Treasury securities
  and obligations of U.S.
  Government corporations
  and agencies                 1,066          50       (1)    1,115               28         1        -        29

 Obligations of states and
  political subdivisions         127           4        -       131                8         1        -         9

 Debt securities issued by
  foreign governments             39           3        -        42                9         -        -         9

 Corporate securities            459          29       (1)      487               45         1        -        46
                            ----------------------------------------        -------------------------------------
    Totals                    $2,305        $123     $ (2)   $2,426              $91        $3       $-       $94
                            ========================================        =====================================

   The amortized cost and estimated market value at December 31, 1993 by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          Estimated
                                              Amortized     Market
                                                 Cost       Value
                                              ---------   ---------
     Due in one year or less                  $ 1,201      $ 1,206
     Due after one year through five years      7,240        7,271
     Due after five years through ten years     8,142        8,270
     Due after ten years                        5,831        5,999
                                               ------       ------
                                               22,414       22,746
     Mortgage-backed securities                 5,872        5,893
                                               ------       ------
                                              $28,286      $28,639
                                               ======       ======


     Realized gains and losses on fixed maturities for the year ended December 31, excluding the Company's 27% share of The Travelers Insurance Group, were as follows:

                            1993      1992     1991
                            ----      ----     ----
    Realized gains
      Pre-tax              $168       $61      $54
                            ---        --       --
      After-tax             109        40       36
                            ---        --       --
    Realized losses
      Pre-tax               $ 2       $ 1      $10
                             --        --       --
      After-tax               1         -        6
                             --        --       --


    At December 31, 1993, the Company had concentrations of corporate securities in the following industries:

    Finance                 $2,234
    Electric utilities      $1,850
    Banking*                $1,607


    * Includes $515 of primarily short-term investments and cash equivalents issued by foreign banks.

    At December 31, 1993, significant concentrations of mortgage loans and real estate were for properties located in highly populated areas in the states listed below:

                       Mortgage Loans       Real Estate
                       --------------       -----------
    California           $1,471                $33
    New York               $836                $90
    Texas                  $600               $192
    Florida                $583               $111
    Illinois               $517                $88

    Other mortgage loan and real estate investments are dispersed throughout the United States, with no combined holdings in any other state exceeding $400.

    Aggregate annual maturities on mortgage loans are as follows:

    Past maturity         $  464
    1994                     888
    1995                   1,192
    1996                     907
    1997                     728
    1998                     934
    Thereafter             2,252
                          ------
                          $7,365
                          ======


6.  Securities Borrowed, Loaned and Subject to Repurchase Agreements
    ----------------------------------------------------------------

    Securities borrowed or purchased under agreements to resell, at their respective carrying values, consisted of the following at December 31:

                                           1993        1992
                                         ------       -----
    Resale agreements (by counterparty)
        Brokers and dealers            $  2,340      $1,401
        Banks                               555         226
        Municipalities                      217         157
        Investment advisors                 394          56
        Corporations                        226          50
        Other                               549          20
                                         ------       -----
      Total resale agreements             4,281       1,910
    Deposits paid for securities
      borrowed                            9,072       1,570
                                         ------       -----
                                        $13,353      $3,480
                                         ======       =====

    Securities loaned or sold under agreements to repurchase, at their respective carrying values, consisted of the following at December 31:

                                             1993         1992
                                        ---------     --------
           Repurchase agreements (by
               counterparty)
                   Brokers and dealers  $  1,904       $  798
                   Banks                   1,600        1,552
                   Corporations              517          126
                   Municipalities            301          407
                   Trusts                    232          135
                   Other                     721          423
                                          ------       ------
                 Total repurchase
                   agreements              5,275        3,441
               Deposits received for
                 securities loaned         4,869          454
                                          ------       ------
                                         $10,144       $3,895
                                          ======        =====

    The resale and repurchase agreements represent customer financing transactions used to generate net interest income and facilitate trading activity. These instruments are short-term in nature (usually 30 days or less) and are collateralized principally by U.S. Government and mortgage-backed securities. The carrying amounts of these instruments approximate fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

7.  Brokerage Receivables and Brokerage Payables
    --------------------------------------------

    The Company has receivables and payables for financial instruments purchased from and sold to brokers and dealers and customers. The Company is exposed to risk of loss from the inability of brokers and dealers or customers to pay for purchases or to deliver the financial instrument sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices.

    The Company seeks to protect itself from the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. Margin levels are monitored daily, and customers are required to deposit additional collateral as required. Where customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the customer into compliance with the required margin level.

    Exposure to credit risk is impacted by market volatility, which may impair the ability of clients to satisfy their obligations to the Company.
    Credit limits are established and closely monitored for customers and brokers and dealers engaged in forward and futures and other transactions deemed to be credit-sensitive.

    Brokerage receivables and brokerage payables, which arise in the normal course of business, consisted of the following at December 31:

                                             1993                1992
                                            -----               -----
   Receivables from brokers and dealers    $1,063              $  269
   Receivables from customers               7,104               1,381
                                            -----               -----
     Total brokerage receivables           $8,167              $1,650
                                            =====               =====

   Payables to brokers and dealers         $1,841              $  125
   Payables to customers                    5,171                 776
                                            -----               -----
     Total brokerage payables              $7,012              $  901
                                            =====               =====

   Included in payables to brokers and dealers as of December 31, 1993 is approximately $966 of payables due LBI in connection with LBI's proprietary transactions.

8. Trading Securities
   ------------------

   Trading securities at market value consisted of the following at December 31:

                                                     1993                                 1992
                                       --------------------------------    ---------------------------------
                                                           Securities                           Securities
                                                              Sold                                 Sold
                                         Securities          Not Yet         Securities          Not Yet
                                           Owned            Purchased           Owned           Purchased
                                       --------------    --------------    ---------------    --------------
Obligations of U.S. Government and
  agencies                                   $2,233            $3,258             $1,930            $2,017

State and municipal obligations                 839                42                548                 8

Corporate debt and collateralized
  mortgage obligations                        2,214               198                789                70

Corporate convertibles, equities
  and options                                   577               337                518               337
                                              -----             -----              -----             -----
                                             $5,863            $3,835             $3,785            $2,432
                                              =====             =====              =====             =====

   Carrying values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Securities sold not yet purchased must be acquired in the marketplace at prevailing prices. Accordingly, these transactions may result in market risk since the ultimate purchase price may exceed the amount recognized in the financial statements.


9. Consumer Finance Receivables
   ----------------------------

   Consumer finance receivables, net of unearned finance charges of $613 and $535 at December 31, 1993 and 1992, respectively, consisted of the following:

                                                1993    1992
                                               -----   -----
     Real estate-secured loans               $2,706   $2,608
     Personal loans                           2,495    2,379
     Credit cards                               697      538
     Sales finance and other                    444      263
                                             ------   ------
     Consumer finance receivables             6,342    5,788
     Accrued interest receivable                 42       36
     Allowance for credit losses              (168)    (169)
                                              -----    -----
     Net consumer finance receivables        $6,216   $5,655
                                              =====    =====

   An analysis of the allowance for credit losses on consumer finance receivables at December 31, was as follows:

                                                 1993      1992      1991
                                                -----     -----     -----
   Balance, January 1                          $  169     $  167  $   136
   Provision for credit losses                    134        165      165
   Amounts written off                           (163)      (184)    (175)
   Recovery of amounts previously written off      23         21       21
   Allowance on receivables purchased               5          -       20
                                                -----      -----    -----
   Balance, December 31                        $  168     $  169   $  167
                                                =====      =====    =====
    Net outstandings                           $6,342     $5,788   $5,825
                                                =====      =====    =====
    Ratio of allowance for credit losses to net
      outstandings                               2.64%      2.91%    2.86%
                                                 ====       ====     ====

   Contractual maturities of receivables before deducting unearned finance charges and excluding accrued interest were as follows:

                       Receivables
                       Outstanding                                 Due
                       December 31, Due     Due    Due     Due    After
                             1993   1994    1995   1996    1997    1997
                       ---------- ------  ------ ------  ------  ------
  Real estate-secured
    loans                  $2,770 $  176  $  181 $  193  $  198  $2,022
  Personal loans            2,953    954     822    609     331     237
  Credit cards                695    114      96     80      67     338
  Sales finance and other     537    218     121     63      37      98
                            -----  -----   -----  -----   -----   -----
      Total                $6,955 $1,462  $1,220 $  945  $  633  $2,695
                            =====  =====   =====  =====   =====   =====
  Percentage                  100%    21%     18%    14%      9%     38%
                            =====  =====   =====  =====   =====   =====

  Contractual terms average 12 years on real estate-secured loans and 4 years on other personal loans. Experience has shown that a substantial amount of the receivables will be renewed or repaid prior to contractual maturity dates. Accordingly, the foregoing tabulation should not be regarded as a forecast of future cash collections.

  The Company has a geographically diverse consumer finance loan portfolio. At December 31, the distribution by state was as follows:

                                       1993       1992
                                     --------    ------
     Ohio                                 13%       14%
     North Carolina                       10%        9%
     South Carolina                        7%        6%
     Maryland                              6%        7%
     Pennsylvania                          6%        6%
     California                            5%        6%
     Texas                                 5%        5%
     All other states*                    48%       47%
                                         ----      ----
       Total                             100%      100%
                                         ====      ====

  * None of the remaining states individually accounts for more than 4% of total consumer finance receivables.

  The estimated fair value of the consumer finance receivables portfolio depends on the methodology selected to value such portfolio (i.e., entry value versus exit value). Entry value is determined by comparing the portfolio yields to the yield at which new loans are being originated.
  Under the entry value methodology, the estimated fair value of the receivables portfolio at December 31, 1993 is approximately $40 to $55 above the recorded carrying values. Exit value represents a valuation of the portfolio based upon sales of comparable portfolios which takes into account the value of customer relationships and the current level of funding costs. Under the exit value methodology, the estimated fair value of the receivables portfolio at December 31, 1993 is approximately $550 to $650 above the recorded carrying value.


10. Debt
    ----

  Short-term borrowings consisted of the following at December 31:

                                                  1993     1992
                                                  ----     ----
  The Travelers Inc.
    Commercial paper                            $  329   $   71
                                                 -----    -----

  Commercial Credit Company
    Commercial paper                             2,206    2,387
    Medium-term floating rate notes                  -      100
                                                ------    -----
                                                 2,206    2,487
                                                 -----    -----
  Other Subsidiaries                                 -       75
                                                ------    -----
                                                $2,535   $2,633
                                                 =====    =====

   The Travelers Inc. (the Parent) issues commercial paper directly to investors, as does its subsidiary, Commercial Credit Company (CCC). Each maintains unused credit availability under its respective bank lines of credit at least equal to the amount of its outstanding commercial paper. Each may borrow under its revolving credit facilities at various interest rate options and compensates the banks for the facilities through commitment fees. The Parent and CCC have agreements with certain banks whereby the Parent, with the consent of CCC, may assign certain revolving credit amounts (swing facilities) to CCC for specific periods of time. The Parent and The Travelers Insurance Company (TIC) have an agreement with certain banks whereby both the Parent and TIC may access a revolving credit facility.

   At December 31, 1993, the Parent had committed and available revolving credit facilities of $725, up to $275 of which may be accessed by either the Parent or TIC. In January 1994, an additional $200 was assigned to CCC reducing the Parent's revolving credit facilities to $525, of which $75 expire in 1994 and $450 expire in 1995.

   At December 31, 1993, CCC had committed and available revolving credit facilities of $2,295 which was increased to $2,495 in January 1994 through additional amounts assigned under the swing facilities. Also, in February 1994, a $1,825 revolving credit facility, which would have matured in August 1994, was replaced with two new revolving credit facilities totaling $2,000. With these new facilities, CCC has revolving credit facilities totaling $2,670, of which $250 expires in 1994, $920 expires in 1995 and $1,500 expires in 1997.

   The carrying value of short-term borrowings approximates fair value.

   Long-term debt, including its current portion, and final maturity dates were as follows at December 31:

                                                 1993        1992
                                                 ----        ----
   The Travelers Inc.
   8.6% Notes due 1994                          $  93       $  93
   8 3/8% Notes due 1996                          100         100
   7 5/8% Notes due 1997 *                        185           -
   5 3/4% Notes due 1998                          250           -
   7 3/4% Notes due 1999                          100         100
   6 1/8% Notes due 2000                          200           -
   9 1/2% Senior Notes due 2002 *                 300           -
   8 5/8% Debentures due 2007                     100         100
   Other indebtedness, 5 7/8% - 8 7/8% due
     1996 - 2007                                   13          48
   ESOP note guarantee *                          125           -
   5 1/2% Eurodollar Convertible Subordinated
     Debentures                                     -         137
   Debt premium (discount)                         38         (60)
                                                -----        ----
                                                1,504         518
                                                -----        ----

   Commercial Credit Company
   8.29% to 12.85% Medium-Term Notes due
     1994-1995                                  55          77
   9 1/8% Notes due 1993                         -         100
   9.15% Notes due 1993                          -         100
   8% Notes due 1994                           100         100
   12.7% Notes due 1994                         15          15
   6.95% Notes due 1994                        200         200
   8.45% Notes due 1994                        100         100
   9 7/8% Notes due 1995                       150         150
   9.2% Notes due 1995                         100         100
   6.25% Notes due 1995                        100         100
   7.7% Notes due 1995                         150         150
   8.1% Notes due 1995                         150         150
   8 3/8% Notes due 1995                       150         150
   6.375% Notes due 1996                       200         200
   7.375% Notes due 1996                       150         150
   8% Notes due 1996                           100         100
   6.75% Notes due 1997                        200         200
   8 1/8% Notes due 1997                       150         150
   5.70% Notes due 1998                        100           -
   5 1/2% Notes due 1998                       100           -
   8 1/2% Notes due 1998                       100         100
   6.70% Notes due 1999                        150         150
   10% Notes due 1999                          100         100
   9.6% Notes due 1999                         100         100
   6.00% Notes due 2000                        100           -
   5 3/4% Notes due 2000                       200           -
   6 1/8% Notes due 2000.                      100           -
   6.00% Notes due 2000                        150           -
   5.9% Notes due 2003                         200           -
   10% Notes due 2008                          150         150
   10% Debentures due 2009                     100         100

   8.7% Debentures due 2009                    150         150
   8.7% Debentures due 2010                    100         100
                                             -----       -----
                                             3,970       3,242
                                             -----       -----

   Smith Barney Shearson
   Revolving credit facility                   825         191
   5 3/8% Notes due 1996                       150           -
   5 5/8% Notes due 1998                       150           -
   6 5/8% Notes due 2000                       150           -
   Capital Note - with LBI due 1995            100           -
                                             -----       -----
                                             1,375         191
                                             -----       -----
   The Travelers Insurance Group
   12% GNMA/FNMA - collateralized obligations  132           -
   Other indebtedness                           10           -
                                             -----       -----
                                               142           -
                                             -----       -----
                                            $6,991      $3,951
                                             =====       =====

   *Assumed in connection with the Company's acquisition of old Travelers.

   The Company has guaranteed the loan obligation of its Employee Stock Ownership Plan (ESOP) (see Note 14). The minimum principal payments on the ESOP loan obligation to be made in 1994, 1995, 1996 and 1997 are $28, $30, $32 and $35, respectively.

   Debt discount or premium is being amortized to interest expense using the effective interest method over the remaining maturities of the related debt obligations.


   SBS has a commitment from a bank syndicate for an $825 revolving credit facility which consists of a 364-day revolving credit facility in the amount of $200 and a 3-year revolving credit facility in the amount of $625, both of which had been fully utilized at December 31, 1993.


   Aggregate annual maturities on long-term debt obligations excluding principal payments on the ESOP loan obligation and the 12% GNMA/FNMA collateralized obligations, are as follows:

                    1994     $753
                    1995     $910
                    1996   $1,325
                    1997     $535
                    1998     $700

   The fair value of the Company's long-term debt is estimated based on the quoted market price for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities. At December 31, 1993 the carrying value and the fair value of the Company's long-term debt were as follows:

                                      Carrying       Fair
                                        Value       Value
                                      --------     ------
   The Travelers Inc.                  $1,504      $1,568
   Commercial Credit                    3,970       4,234
   Smith Barney Shearson                1,375       1,380
   The Travelers Insurance Group          142         142
                                        -----       -----
                                       $6,991      $7,324
                                        =====       =====

   Investment Banking and Brokerage Borrowings

   Investment banking and brokerage borrowings consisted of the following at December 31:

                                   1993                1992
                                   ----                ----
   Commercial paper              $1,401                $  -
   Secured borrowings               105                 301
   Unsecured borrowings             693                 294
   Notes to LBI                   1,255                   -
                                  -----                ----
                                 $3,454                $595
                                  =====                 ===

   Investment banking and brokerage borrowings are short-term and include commercial paper, secured and unsecured bank loans used to finance operations, including the securities settlement process, and notes issued to LBI in connection with the Shearson Businesses acquired. The secured and unsecured bank loans bear interest at fluctuating rates based primarily on the federal funds interest rate. Notes payable to LBI consist of a $586 variable rate note due January 1994 (and subsequently paid) issued as partial payment for the businesses acquired, and a $669 non-interest bearing note (the Clearing Note) outstanding in connection with LBI's activities under the Clearing Agreement. The Clearing Note, which matures upon termination of the Clearing Agreement (see Note 1), fluctuates daily based on LBI's borrowing activities. In 1993, SBS put in place a $1,500 commercial paper program that consists of both discounted and interest bearing paper. At December 31, 1993 SBS had unused committed and available
   short-term lines of credit amounting to $260.   In addition, SBS has
   substantial borrowing arrangements consisting of facilities that it has been advised are available, but where no contractual lending obligation exist.

   At December 31, 1993, the market value of the securities pledged as collateral for short-term brokerage borrowings was $124. At December 31, 1992, the market value of securities pledged as collateral for short-term brokerage borrowings was $417, including $56 of customers' margin securities.


11.  Insurance Policy and Claims Reserves
     ------------------------------------

   Insurance policy and claims reserves consisted of the following at December
   31:

                                   1993             1992
                                 -------           ------
   Benefit and loss reserves     $22,997           $2,326
   Unearned premiums               2,307              473
   Policy and contract claims      1,347              204
                                  ------            -----
                                 $26,651           $3,003
                                  ======            =====

12.  Reinsurance
     -----------

   The Company's insurance operations cede insurance in order to limit losses, minimize exposure on large risks, provide additional capacity for future growth, and effect business sharing arrangements. Life reinsurance is accomplished through various plans of reinsurance, primarily coinsurance, modified coinsurance and yearly renewable term. Property-casualty reinsurance is placed on both a quota-share and excess basis. The property-casualty insurance subsidiaries also participate as a servicing carrier for, and a member of, several pools and associations. Reinsurance ceded arrangements do not discharge the insurance subsidiaries or the Company as the primary insurer. Reinsurance amounts included in the Consolidated Statement of Income were as follows:

                                                 Ceded to
                                        Gross      Other     Net
                                       Amount   Companies   Amount
                                       ------   ---------   ------
   Year ended December 31, 1993
   ----------------------------
   Premiums
      Life insurance                   $1,178     $(284)    $  894
      Accident and health insurance       385       (56)       329
      Warranty, property and
       casualty insurance                 434      (177)       257
                                        -----      ----      -----
                                       $1,997     $(517)    $1,480
                                        =====      ====      =====

   Claims                              $1,096     $(287)    $  809
                                        =====      ====     ======


   Year ended December 31, 1992
   ----------------------------
   Premiums
      Life insurance                   $1,221     $(312)    $  909
      Accident and health insurance       443       (39)       404
      Warranty, property and
        casualty insurance                562      (181)       381
                                        -----      ----      -----
                                       $2,226     $(532)    $1,694
                                        =====      ====      =====

   Claims                              $1,056     $(271)    $  785
                                        =====      ====      =====

   Year ended December 31, 1991
   ----------------------------
   Premiums
      Life insurance                   $1,319    $(390)    $  929
      Accident and health insurance       547      (58)       489
      Warranty, property and
        casualty insurance                539     (174)       365
                                        -----     ----      -----
                                       $2,405    $(622)    $1,783
                                        =====     ====      =====

   Claims                              $1,139    $(337)    $  802
                                        =====     ====      =====

   Reinsurance Recoverables (including amounts for The Travelers Insurance Group in 1993) at December 31 were as follows:

                                           1993    1992
                                           ----    ----
   Reinsurance Recoverables
   ------------------------
      Life business                      $  739    $539
      Property and Casualty business:
        Pools and associations            2,585       -
        Other reinsurance                 1,675      98
                                          -----    ----
          Total                          $4,999    $637
                                          =====    ====



13. Income Taxes
    ------------

   The provision for income taxes (before minority interests) for the year ended December 31 was as follows:

                             1993      1992      1991
                             ----      ----      ----
   Current:
     Federal                 $406      $350      $262
     Foreign                    3         5         3
     State                     75        53        27
                             ----      ----      ----
                              484       408       292
                             ----       ---      ----
   Deferred:
    Federal                    64        26        (4)
    Foreign                    (2)       (2)       (1)
    State                       4         -         -
                               --      ----      ----
                               66        24        (5)
                              ---      ----      ----
       Total                 $550      $432      $287
                              ===       ===       ===

   Deferred income taxes at December 31 related to the following (including amounts for The Travelers Insurance Group in 1993):

                                              1993      1992
                                              ----      ----
   Deferred tax assets:
     Bad debt reserves                         $65     $  69
     Policy reserves                         1,353        35
     Deferred compensation                     145        39
     Employee benefits                         221         7
     Investments                               425         0
     Restructuring and repositioning
       charges not currently deductible         96        43
     Other deferred tax assets                 861       113
                                             -----       ---
     Gross deferred tax assets               3,166       306
                                             -----       ---
     Valuation allowance                       100         -
                                             -----       ---
     Deferred tax assets after valuation
       allowance                             3,066       306
                                             -----       ---

   Deferred tax liabilities:
     Deferred policy acquisition costs and
       value of insurance in force            (576)     (420)
     Investment management contracts          (277)     (131)
     Other deferred tax liabilities           (355)     (176)
                                              -----    -----
     Gross deferred tax liabilities         (1,208)     (727)
                                            -------    -----
   Net deferred tax asset (liability)      $  1,858    $(421)
                                            =======    =====


   The provision for deferred income taxes for the year ended December 31, 1991 related to the following:

   Deferred policy acquisition costs and value of
     insurance in force                            $(12)
   Bad debt reserves                                  2
   Policy reserves                                   14
   Divested businesses and assets                    11
   Acquisition-related costs                         13
   Compensation and other benefits                  (26)
   Restructuring and repositioning charges, not
     currently deductible                           (23)
   Other, net                                        16
                                                   ----
   Total                                           $ (5)
                                                   ====

   The reconciliation of the federal statutory income tax rate to the Company's effective income tax rate for the year ended December 31 was as follows:

                                               1993      1992      1991
                                               ----      ----      ----
   Federal statutory rate                      35.0%      34.0%    34.0%
   Limited taxability of investment income     (1.6)       (.8)    (1.2)
   State and foreign income taxes
   (net of federal income tax benefit)          3.4        2.9      2.5
   Amortization of cost of acquired
       businesses in excess of net assets        .9        1.1      1.8
   Equity in income of old Travelers           (2.2)         -        -
   Other, net                                    .6        (.9)     (.9)
                                               ----       ----     ----
   Effective income tax rate                   36.1%      36.3%    36.2%
                                               ====       ====     ====

   Tax benefits allocated directly to stockholders' equity for the years ended December 31, 1993 and 1992 were $79 and $48, respectively.

   As a result of the acquisition of old Travelers, a valuation allowance of $100 has been established to reduce the net deferred tax asset on investment losses to the amount that, based upon available evidence, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future capital gains in the life insurance group's consolidated federal income tax return, or a change in circumstances which causes the recognition of the benefits to become more likely than not. The initial recognition of any benefit produced by the reversal of the valuation allowance will be recognized by reducing goodwill.

   In management's judgement, the $1,858 net deferred tax asset as of December 31, 1993 is fully recoverable against expected future years' taxable ordinary income and capital gains. Recognition of the net deferred tax asset is supported by expected future years' taxable income, after the reversal of deductible temporary differences, of at least $1,000 annually. At December 31, 1993, the Company has no ordinary or capital loss carryforwards.


14. Preferred Stock and Stockholders' Equity
    ----------------------------------------

   Series A

   On July 28, 1992 the Company sold in a public offering 12.0 million depositary shares, each representing 1/10th of a share of 8.125% Cumulative Preferred Stock, Series A (Series A Preferred), at an offering price of $25 per depositary share. The Series A Preferred has cumulative dividends payable quarterly commencing September 1, 1992 and a liquidation preference equivalent to $25 per depositary share plus accrued and accumulated unpaid dividends. On or after July 28, 1997, the Company may, at its option, redeem the Series A Preferred, in whole or in part, at any time at a redemption price of $25 per depositary share plus dividends accrued and unpaid to the redemption date.

   Series B

   In connection with the acquisition of the domestic retail brokerage and asset management businesses of SLB, the Company issued to American Express
   2.5 million shares of 5.5% Convertible Preferred Stock, Series B (Series B Preferred) of the Company. Each Series B Preferred share has cumulative dividends payable quarterly and a liquidation preference of $50 per share and is convertible at any time at the option of the holder at a conversion price of $36.75 per common share. The Series B Preferred is not redeemable prior to July 30, 1996. On or after July 30, 1996, the Series B Preferred is redeemable at the Company's option, at a price of $51.925 per share if redeemed prior to July 29, 1997, and at decreasing prices thereafter to $50 per share from and after July 30, 2003, plus accrued and unpaid dividends, if any, to the redemption date. In addition, the Company issued to American Express warrants to purchase 3,749,466 shares of common stock of the Company at an exercise price of $39 per common share, exercisable until July 31, 1998.

   Series C

   In connection with the acquisition of old Travelers, the Company converted the old Travelers $4.53 Series A ESOP Convertible Preference Stock which was issued to prefund old Travelers' matching obligations under its Employee Stock Ownership Plan (ESOP) into $4.53 Series C Convertible Preferred Stock ("Series C Preferred") of the Company with a stated value and a liquidation preference of $53.25 per share. At December 31, 1993, there were 4,406,431 shares of Series C Preferred outstanding. The Series C Preferred is convertible into one share of The Travelers Inc. Common Stock for each $66.21 of stated value of Series C Preferred, subject to antidilution adjustments in certain circumstances. Dividends on the Series C Preferred are cumulative and accrue in the amount of $4.53 per annum per share. The Series C Preferred is redeemable at the option of the Company on or after January 1, 1998 (or earlier at the option of the holder in the event of a change in control, as defined, of the Company) at a redemption price of $53.25 per share plus accrued and unpaid dividends thereon to the date fixed for redemption.

   Series D

   Also in connection with the Company's acquisition of old Travelers, 7.5 million shares of 9 1/4% Series B Preference Stock of old Travelers were converted into 7.5 million shares of 9 1/4% Series D Preferred Stock ("Series D Preferred") of the Company with a stated value and liquidation preference of $50 per share. The Series D Preferred is held in the form of depositary shares, with two depositary shares representing each preferred share.
   Annual dividends of $4.625 per share ($2.3125 per depository share) are payable quarterly. Dividends are cumulative from the date of issue. The Series D Preferred is not redeemable prior to July 1, 1997. On and after July 1, 1997, the Series D Preferred is redeemable at the Company's option at a price of $50 per share (equivalent to $25 per depositary share), plus accrued and unpaid dividends, if any, to the redemption date. In the event that dividends on the series D Preferred are in arrears in an amount equal to at least six full quarterly dividends, holders of the stock would have the right to elect two additional directors to the Board of Directors of the Company.

   The combined insurance subsidiaries' statutory capital and surplus at December 31, 1993 and 1992 was $4,340 and $1,073, respectively (including The Travelers Insurance Group in 1993), and is subject to certain restrictions imposed by state insurance departments as to the transfer of funds and payment of dividends. The combined insurance subsidiaries' (excluding The Travelers Insurance Group) net income, determined in accordance with statutory accounting practices, for the years ended December 31, 1993, 1992 and 1991 was $204, $199 and $92, respectively.

   The Company's broker-dealer subsidiaries are subject to The Uniform Net Capital Rule of the Securities and Exchange Commission. At December 31, 1993, the aggregate net capital of such broker-dealer subsidiaries was $957, exceeding the net capital requirement by $789.

   In April 1993, the Company sold 9,333,333 shares of newly issued common stock. The offering was made exclusively to foreign investors, and shares were not offered in the United States or to United States persons, in accordance with Regulation S under the Securities Act of 1933. Therefore the shares have not been registered under such act. In June 1993, the Company sold 1,000,000 shares of newly issued common stock to a senior executive of the Company. In total these transactions generated net proceeds of $329.

   At December 31, 1993, 10,694,611 shares of authorized common stock were reserved for convertible securities and warrants.


15. Incentive Plans
    ---------------

   The Company's 1986 Stock Option Plan provides for the granting to officers and key employees of the Company and its participating subsidiaries of non-qualified stock options and incentive stock options. Options generally are granted at the fair market value at the time of grant for a period not in excess of ten years. They vest over five years, or in full upon a change of control of the Company, and are generally exercisable only if the optionee is employed by the Company. The plan also permits an employee exercising an option to be granted new options (reload options) in an amount equal to the number of common shares used to satisfy the exercise price and the withholding taxes due upon exercise. The maximum number of shares that may be granted under this plan is 73,008,140, of which 35,000,000 were reserved for the granting of reload options; at December 31, 1993, 30,313,391 shares were available for grant, of which 16,306,258 were available for reload option grants. The Company also has other option plans.

   Information with respect to stock options granted under the Company's various option plans is as follows:

                                    Number of        Price
                                     Shares        Per Share
                                   ----------    ------------
   Balance, at January 1, 1991     23,098,912    $ 4.19-32.03
     Granted                        5,774,814     11.38-17.32
     Expired or canceled           (1,015,550)     9.74-18.16
     Exercised                     (6,677,068)     4.19-17.87
                                  -----------     -----------
   Balance, at December 31, 1991   21,181,108    $ 6.07-32.03
     Granted                       11,924,090     18.50-24.94
     Expired or canceled             (518,956)     9.74-21.88
     Exercised                    (13,279,940)     6.07-21.49
                                  -----------     -----------
   Balance, at December 31, 1992   19,306,302    $ 7.82-32.03
                                  -----------     -----------
     Granted                        9,593,308     24.19-49.50
     Expired or canceled             (679,064)     9.74-44.63
     Exercised                     (9,898,567)     8.00-37.41
                                   ----------     -----------
   Balance, at December 31, 1993   18,321,979    $ 7.81-49.50
                                   ==========     ===========
   Currently exercisable,
     December 31, 1993              3,170,334    $ 7.81-39.47
                                   ==========     ===========

   In addition to the stock options listed in the table, at the time of the Merger, 7,193,486 options to purchase old Travelers common stock were outstanding. Of this amount, 2,205,204 options were forfeited or redeemed for cash, and the remaining 4,988,282 options, at a weighted average price of $33.92, were converted into options to receive 4,011,726 shares of the Company's common stock, at a weighted average price of $42.18.

   The Company, through its Capital Accumulation Plan (the Plan) and other restricted stock programs, has issued a total of 11,676,248 shares of the Company's common stock in the form of restricted stock to participating officers and other key employees. The restricted stock generally vests after a two-year period. The Nominations and Compensation Committee of the Board of Directors that administers the Plan has determined that the restricted period for awards made with respect to the 1994 Plan year will generally be three years. Except under limited circumstances, during this period the stock cannot be sold or transferred by the participant, who is required to render service to the Company during the restriction period. At the discretion of the Committee, participants may elect to receive part of their awards in restricted stock and part in stock options. Unearned compensation expense associated with the restricted stock grants represents the market value of the Company's common stock at the date of grant and is recognized as a charge to income ratably over the vesting period.

16. Employee Benefit Plans
    ----------------------

   The Company and its subsidiaries have noncontributory defined benefit pension plans covering the majority of their U.S. employees. Benefits for the Company's principal plans are based on an account balance formula. Under this formula, each employee's accrued benefit can be expressed as an account that is credited with amounts based upon the employee's pay, length of service and a specified interest rate, all subject to a minimum benefit level. These plans are funded in accordance with the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. Certain non-U.S. employees of the Company are covered by noncontributory defined benefit plans. These plans are funded based upon local laws.

   The following is a summary of the components of pension expense included in the Consolidated Statement of Income for the Company's significant defined benefit plans for the year ended December 31:

                                                   1993    1992    1991
                                                   ----    ----    ----
   Service cost-benefits earned during the period   $34     $17     $17
   Interest cost on projected benefit obligation     36      26      25
   Actual return on plan assets                     (59)    (28)    (58)
   Net amortization and deferral                     11     (10)     20
                                                    ---     ---     ---
   Net periodic pension cost                        $22     $ 5     $ 4
                                                    ===     ===     ===

   The following table sets forth the funded status of the Company's significant defined benefit plans (including those of old Travelers in 1993 only) at December 31:

                                                     1993      1992
                                                     ----      ----
   Actuarial present value of benefit obligation:
     Vested benefits                               $2,223      $298
     Non-vested benefits                               40         9
                                                   ------      ----
     Accumulated benefit obligation                 2,263       307
     Effect of future salary increases                 79        17
                                                   ------      ----
     Projected benefit obligation                   2,342       324
   Plan assets at fair value                        2,434       377
                                                    -----      ----
   Plan assets in excess of projected benefit
     obligation                                        92        53
   Unrecognized transition asset                       (3)       (6)
   Unrecognized prior service benefit                 (36)      (17)
   Unrecognized net loss (gain)                         2       (24)
                                                   ------      ----
   Prepaid pension expense recognized in the
     Statement of Financial Position              $    55     $   6
                                                   ======      ====

   The projected benefit obligation at December 31, 1993 was determined using a weighted average discount rate of 7.5% and assumed rates of compensation increase of between 2% and 9%. The projected benefit obligation at December 31, 1992 was determined using a discount rate of 8.5% and an assumed rate of compensation increase of 5.5%. The expected long-term rate of return used in determining pension expense was 9.75% for 1993 and 10.0% for both 1992 and 1991.

   Plan assets associated with the plans of old Travelers are held primarily in various separate accounts and the general account of The Travelers Insurance Company, a subsidiary of the Company, and certain investment trusts. These accounts invest in stocks, bonds, mortgage loans and real estate. Plan assets for the Company's other significant pension plans are invested primarily in U.S. Government securities, corporate bonds and stocks.

   The Company has defined contribution plans for certain subsidiaries including various savings and stock ownership plans. The employer cost of these plans was $12, $6 and $17 for 1993, 1992 and 1991, respectively.


17. Postretirement and Postemployment Benefits
    ------------------------------------------

   The Company provides postretirement health care, life insurance and survival income benefits to certain eligible retirees. These benefits relate primarily to former unionized employees of predecessor companies, certain employees of SBS and former employees of old Travelers. Other retirees are generally responsible for most or all of the cost of these benefits (while retaining the benefits of group coverage and pricing).

   As required by FAS 106, the Company changed its method of accounting for retiree benefit plans effective January 1, 1993, to accrue the Company's share of the costs of postretirement benefits over the service period rendered by an employee. Previously these benefits were charged to expense when paid.

   The Company elected to recognize immediately the liability for postretirement benefits as the cumulative effect of a change in accounting principle. This change resulted in a noncash after-tax charge to net income of $17 in the first quarter of 1993.

   The Company generally funds its share of the cost of postretirement benefits on a pay-as-you-go basis. However, the Company has made contributions to a survivor income plan, the assets of which are currently invested in a major insurance company's general long-term investment portfolio. Payments and net periodic postretirement benefit cost for 1993 were not material.

   The following table sets forth the funded status of the Company's postretirement benefit plans (including those of old Travelers) at December 31, 1993:

   Accumulated postretirement benefit obligation
      Retirees                                               $418
      Other fully eligible plan participants                   33
      Other active plan participants                           53
                                                             ----
                                                              504
   Plan assets at fair value                                    3
                                                            -----
   Accumulated postretirement benefit obligation in excess
     of plan assets                                           501
   Unrecognized net loss                                      (18)
   Unrecognized prior service cost                             (6)
                                                             ----
   Accrued postretirement benefit liability                 $ 477
                                                             ====

   For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits ranged from 16.8% in 1993, decreasing gradually to 6.0% by the year 2000 and remaining at that level thereafter. The health care cost trend rate assumption affects the amounts reported.

   To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by approximately $32. The impact on net periodic postretirement benefit cost of such an increase would not be material.

   The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5%. For certain plans associated with SBS and old Travelers, assumed rates of compensation increase ranging from 2% to 9% were used. For other plans, no assumptions have been made for rate of compensation increases, since active employees are responsible for the full cost of these benefits upon retirement.

   In accordance with the Company's early adoption of FAS 112, the Company changed its method of accounting for postemployment benefits effective January 1, 1993 to accrue the cost of postemployment benefits over the service period rendered by an employee. Previously these benefits were charged to expense when paid. For the Company these benefits are principally disability-related benefits and severance.

   Adoption of FAS 112 resulted in the recognition of a noncash after-tax charge to net income of $18 in 1993 for the cumulative effect of a change in accounting principle. The Company continues to fund benefits on a "pay-as-you-go" basis. Payments and annual expense for providing postemployment benefits in 1993 were not material.


18.   Lease Commitments
      ------------------

   Rentals

   Rental expense (principally for offices and computer equipment) was $182, $114 and $137 for the years ended December 31, 1993, 1992 and 1991, respectively.

   At December 31, 1993, future minimum annual rentals under noncancellable operating leases (including those of The Travelers Insurance Group) were as follows:

                 1994        $398
                 1995         325
                 1996         245
                 1997         167
                 1998          92
                 Thereafter   121
                            -----
                           $1,348
                            =====

  Future sublease rental income of approximately $19 will partially offset these commitments.

  The Company and certain of SBS's subsidiaries together have an option to purchase the buildings presently leased for SBS's executive offices and New York City operations at the expiration of the lease term.

19. Other Financial Instruments
    ---------------------------

  The Company monitors creditworthiness of counterparties to financial instruments by using criteria of acceptable risk that are consistent with on-balance sheet financial instruments. The controls generally include credit approvals, limits and other monitoring procedures. Transactions may also include the use of collateral to minimize credit risk and lower the effective cost to the borrower.

  Forward and Futures Contracts

  Forward and futures contracts are contracts for the delayed delivery of securities in which the seller agrees to make delivery of a specified instrument at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market values and interest rates. Credit risk is reduced to the extent that a clearing organization acts as a counterparty to the transaction.

  Forward and futures contracts used in trading activities are carried at market value. Realized and unrealized gains and losses are included in trading account profits.

  At December 31, 1993 and 1992, SBS had outstanding forward and futures contracts as follows:

                                  1993              1992
                                  ----              ----

                          Purchase   Sell     Purchase    Sell
                          --------   ----     --------    ----

 Financial                $8,203   $9,103      $4,095   $4,529
 Foreign currency          4,654    4,499         732      734
                          ------   ------      ------   ------
 and other
                         $12,857  $13,602     $ 4,827   $5,263
                          ======   ======      ======    =====

  Financial forward contracts relate primarily to mortgage-backed securities transactions. SBS also has outstanding commitments, amounting to $796 for 1993 and $673 for 1992, to underwrite variable rate municipal securities at future dates subject to certain conditions being met by the issuers.

  Financial Guarantees

  At December 31, 1993, The Travelers Insurance Group had outstanding financial guarantees of $3,016, of which $2,598 represents its participation in the Municipal Bond Insurance Association's guarantee of municipal bond obligations. The bonds are generally rated A or above and The Travelers Insurance Group's participation has been reinsured.

  Credit Cards

  The Company provides credit card services through its subsidiaries, Primerica Bank and Primerica Bank USA. These services are provided to individuals and to affinity groups nationwide. At December 31, 1993 and 1992 total credit lines available to credit cardholders were $3,916 and $3,056, of which $697 and $538 were utilized, respectively.

  Other Commitments

  At December 31, 1993, SBS had borrowed securities having a market value of $1,225 against which it had pledged securities having market values of $1,279. In addition, SBS had obtained letters of credit aggregating $154, of which $116 was used to satisfy various collateral and deposit requirements principally with clearing organizations.

  At December 31, 1992, SBS had borrowed securities having a market value of $763 against which it had pledged securities having market values of $508 and letters of credit totaling $267. The letters of credit were partially collateralized with securities owned by SBS having a market value of $90. In addition, SBS had obtained letters of credit aggregating $179, of which $131 was used to satisfy various collateral and deposit requirements principally with clearing organizations. These agreements were partially collateralized by securities with a market value of $37, including $34 of customers' margin securities.

  SBS and its broker-dealer subsidiary have each provided a portion of a residual value guarantee in connection with the lease of the buildings occupied by SBS's executive offices and New York operations. The amount of the guarantee is dependent upon the final build-out costs with a maximum of $485.

  The Travelers Insurance Group may use financial instruments from time to time with exposure to similar kinds of off-balance sheet risk. These instruments include forward contracts, financial futures contracts, unfunded commitments to partnerships, transfers of receivables with recourse and interest rate swaps. The off-balance sheet risks of these financial instruments were not considered significant at December 31, 1993.


20. Contingencies
    -------------


  A subsidiary of The Travelers Insurance Group is in litigation with certain underwriters at Lloyd's in New York state court to enforce reinsurance contracts with respect to recoveries for certain asbestos claims. In January 1994 the court stayed litigation of this matter in favor of arbitration of the contract issues raised by old Travelers under the applicable treaties and an agreement with the Lloyd's market on coverage for asbestos-related claims.

  Certain of the Company's subsidiaries are involved in litigation with respect to claims arising with regard to insurance, which is taken into account in establishing benefit reserves. On insurance contracts written many years ago, old Travelers continues to receive claims asserting alleged injuries and damages from asbestos and other hazardous and toxic substances. In relation to these claims, the Company carries on a continuing review of its overall position, its reserving techniques and reinsurance recoverable. In each of these areas of exposure, the Company has endeavored to litigate individual cases and settle claims on favorable terms. Given the vagaries of court coverage decisions, plaintiff's expanded theories of liability, the risks inherent in major litigation and other uncertainties, it is not presently possible to quantify the ultimate exposure represented by these claims. As a result, the Company expects that future earnings may be adversely affected by environmental and asbestos claims, although the amounts cannot be reasonably estimated. However, it is not likely these claims will have a material adverse effect on the Company's financial condition.

  In the ordinary course of business the Company and/or its subsidiaries are defendants or co-defendants in various litigation matters. Although there can be no assurances, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings (other than environmental and asbestos claims) would not be likely to have, but may have, a material adverse effect on the results of operations.

21. Quarterly Financial Data (unaudited)
    ------------------------------------

                                                              1993                                         1992
                                          -------------------------------------------  -------------------------------------------
                                           First   Second    Third   Fourth    Total    First   Second    Third   Fourth    Total
                                          ----------------------------------------------------------------------------------------
Total revenues                            $1,302   $1,284   $2,016   $2,195   $6,797   $1,335   $1,276   $1,245   $1,269   $5,125
Total expenses                               974      987    1,576    1,750    5,287    1,061    1,044      994    1,026    4,125
Gain on sales of stock of
  subsidiaries and affiliates                  6        -        7        -       13       78        -        -      110      188
                                           -----    -----    -----    -----    -----    -----    -----    -----    -----    -----
Income before income taxes, and minority
  interest and cumulative effect of
  changes in accounting principle            334      297      447      445    1,523      352      232      251      353    1,188
Provision for income taxes                   119      106      182      143      550      132       82       86      132      432
Minority interest, net of income taxes       (8)       (4)      (6)      (4)     (22)       -        -        -        -        -
                                           -----    -----    -----   ------    -----    -----    -----    -----    -----    -----
Net income before cumulative effect of
  changes in accounting principles           207      187      259      298      951      220      150      165      221      756
Cumulative effect of changes in
  accounting principles                     (35)        -        -        -     (35)      (28)       -        -        -      (28)
                                           -----    -----    -----    -----    -----    -----    -----    -----    -----    -----
Net income restated (1)                   $  172   $  187   $  259   $  298   $  916   $  192   $  150   $  165   $  221   $  728
                                           =====    =====    =====    =====    =====    =====    =====    =====    =====    =====
Earnings per share of common stock:
  Net income                              $   0.89 $   0.76 $   1.03 $   1.19 $   3.88 $   0.98 $   0.68 $  0.73  $   0.97 $   3.34
  Cumulative effect of changes in
    accounting principles                    (0.15)    -.       -.       -.      (0.14)   (0.13)    -.     -.         -.      (0.12)
                                           -------  -------  -------  -------  -------  -------  -------  ------   -------  -------
  Net income as restated (1)              $   0.74 $   0.76 $   1.03 $   1.19 $   3.74 $   0.85 $   0.68 $  0.73  $   0.97 $   3.22
                                           =======  =======  =======  =======  =======  =======  =======  ======   =======  =======
Common stock price
 High                                     $ 37.313 $ 39.469 $ 49.500 $ 48.625 $ 49.500 $ 21.313 $ 20.875 $ 22.250 $ 24.938 $ 24.938
 Low                                      $ 24.313 $ 31.219 $ 37.594 $ 38.000 $ 24.313 $ 18.812 $ 17.875 $ 19.063 $ 20.750 $ 17.875
 Close                                    $ 34.594 $ 39.469 $ 47.750 $ 38.875 $ 38.875 $ 20.125 $ 19.187 $ 21.875 $ 24.188 $ 24.188

Dividends per share of common stock       $   .120 $   .120 $   .125 $   .125 $   .490 $   .063 $   .100 $   .100   $ .100 $   .363

  Due to changes in the number of average shares outstanding, quarterly earnings per share of common stock do not add to the totals for the years.  The above information has been restated to reflect the stock splits as discussed in Note 2.

  (1)  Previously reported quarterly results for the first quarter of 1993 have been restated to reflect the Statement of
       Financial Accounting Standards (FAS 112) "Accounting For Postemployment Benefits," with retroactive application to
       January 1, 1993.  This had the effect of reducing first quarter 1993 net income by $18.

                          Independent Auditors' Report
KPMG Peat Marwick
                                                   Certified Public Accountants
                                                                345 Park Avenue
                                                       New York, New York 10154

The Board of Directors and Stockholders
The Travelers Inc.:

We have audited the accompanying consolidated statements of financial position of The Travelers Inc. (formerly Primerica Corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its methods of accounting for postretirement benefits other than pensions and accounting for postemployment benefits in 1993, and its method of accounting for income taxes in 1992.




KPMG Peat Marwick

January 24, 1994

/s/ KPMG Peat Marwick