Form 10-K, Exhibit 13
TRAVELERS INC
filed 1995-03-31
CIK 831001

                                                                                                            Exhibit 13.01



                                      The Travelers Inc. and Subsidiaries
                                 FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
                            (In millions of dollars, except per share amounts)

                                            1994        1993         1992          1991         1990
                                          --------    --------    --------      --------     --------
Year Ended December 31, (1)
-----------------------
Total revenues (2)                        $ 18,465    $  6,797      $ 5,125     $  6,608     $ 6,194

After-tax gains from sale
   of subsidiaries and affiliates         $     88    $      8      $   135     $     43     $    10

Income before cumulative effect of
  changes in accounting principles        $  1,326    $    951      $   756     $    479     $   373

Net Income (3)                            $  1,326    $    916      $   728     $    479     $   373

Return on average common equity (4)          15.6%       18.4%        20.6%        15.7%       13.7%

December 31,  (1)
-------------
Total assets                              $115,297    $101,290      $24,151     $ 21,561     $19,689
Long-term debt                            $  7,075    $  6,991      $ 3,951     $  4,327     $ 3,456
Stockholders' equity (5)                  $  8,640       9,326      $ 4,229     $  3,280     $ 2,859

Per common share data:
---------------------
Income before cumulative effect of
  changes in accounting principles        $   3.86    $   3.88      $  3.34     $   2.14     $  1.64
Net income                                $   3.86    $   3.74      $  3.22     $   2.14     $  1.64
Dividends per common share                $  0.575    $  0.490      $ 0.363     $  0.225     $ 0.180
Book value per common share               $  24.77    $  26.06      $ 17.70     $  15.10     $ 13.20

Other data:
-----------
Average number of common shares
  and equivalents (millions)                 322.0       237.8        222.8        226.5       231.8
Year-end common shares
  outstanding (millions)                     316.5       327.1        222.0        217.2       216.5
Number of full-time employees               52,000      60,000       16,000       15,800      23,600

          (1)   The Travelers Inc. (the Company) was formerly Primerica
                Corporation.   Results of operations prior to 1994
                exclude the amounts of The Travelers Insurance Group Inc. except that results for 1993 include the Company's equity in earnings relating to the 27% interest purchased in December 1992. Results of operations include amounts related to the Shearson Businesses from July 31, 1993, the date of acquisition. Data relating to financial position for the years prior to 1993 exclude amounts for The Travelers Insurance Group Inc. and the Shearson Businesses. (see Note 1 of Notes to Consolidated Financial Statements).

          (2) Revenues for 1991 and 1990 include those of Fingerhut Companies, Inc. (Fingerhut), which had been carried as a consolidated subsidiary (see Note 3 of Notes to Consolidated Financial Statements).

          (3) See Note 2 of Notes to Consolidated Financial Statements for information regarding changes in accounting principles in 1993 and 1992.

          (4) The return on average common stockholders' equity is calculated using income before cumulative effect of changes in accounting principles.

          (5) Stockholders' equity at December 31, 1994 reflects $1.3 billion of net unrealized losses on investment securities pursuant to the adoption of FAS No. 115 in 1994 (See Note 2 of Notes to Consolidated Financial Statements).

                                      The Travelers Inc. and Subsidiaries
                     MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL CONDITION
                                            and RESULTS of OPERATIONS

           Consolidated Results of Operations
                                                                                             Year Ended December 31,
                                                                                            -------------------------------
             (In millions, except per share amounts)                                           1994         1993       1992
             --------------------------------------------------------------------------------------------------------------
             Revenues                                                                       $18,465       $6,797     $5,125
                                                                                             ======        =====      =====
             Income before cumulative effect of changes in accounting principles            $ 1,326         $951       $756
                                                                                             ======          ===        ===
             Net income                                                                     $ 1,326         $916       $728
                                                                                             ======          ===        ===
             Earnings per share
               Income before cumulative effect of changes in accounting principles            $3.86        $3.88      $3.34
                                                                                               ====         ====       ====
               Net income                                                                     $3.86        $3.74      $3.22
                                                                                               ====         ====       ====
             Weighted average number of common shares outstanding and
               common stock equivalents (millions)                                            322.0        237.8      222.8
                                                                                              =====        =====      =====
             --------------------------------------------------------------------------------------------------------------

       The Travelers Merger
       On December 31, 1993, Primerica Corporation (Primerica) acquired the approximately 73% it did not already own of The Travelers Corporation (old Travelers), one of the largest multi-line insurance companies in the United States. The acquisition was effected by means of a merger of old Travelers into Primerica and, concurrently with the merger, Primerica changed its name to The Travelers Inc. which, together with its subsidiaries, is hereinafter referred to as the Company. The old Travelers businesses acquired are hereinafter referred to as old Travelers or The Travelers Insurance Group. The acquisition has been accounted for as a purchase, and accordingly, the results of operations for periods prior to December 31, 1993 do not include those of old Travelers other than for the equity in earnings for 1993 related to the 27% previously owned. (See Note 1 of Notes to Consolidated Financial Statements.)

       The Shearson Acquisition
       On July 31, 1993, the Company acquired the domestic retail brokerage and asset management businesses (the Shearson Businesses) of Shearson Lehman Brothers Holdings Inc., an American Express Company (American Express) subsidiary. The businesses acquired were combined with the operations of Smith Barney, Harris Upham & Co. Incorporated, and the combined firm has been named Smith Barney Inc. which is a subsidiary of Smith Barney Holdings Inc. (Smith Barney). The acquisition was accounted for under the purchase method of accounting, and the consolidated financial statements include the results of the Shearson Businesses from the date of acquisition. (See Note 1 of Notes to Consolidated Financial Statements.)

       Results of Operations

       Results of operations for 1994 reflect the full year impact of both the Travelers Merger and the Shearson Acquisition. Results of operations for 1993 include earnings from the Shearson Businesses for five months and reflect the equity in the earnings relating to the Company's 27% interest in old Travelers. Included in income before cumulative effect of changes in accounting principles for the years ended December 31, 1994, 1993 and 1992 are net after-tax gains of $5 million, $52 million and $163 million, respectively, as follows:

       1994
       ----
       - $39 million gain on the sale of American Capital Management & Research Inc. to Van Kampen Merritt Companies in December for $430 million;
       - $21 million gain on the sale of Smith Barney's interest in HG Asia Holdings Ltd. for $55 million;
       - $19 million gain on the sale of Bankers and Shippers Insurance Company, a subsidiary of The Travelers Indemnity Company, to Integon Corporation in October for $142 million;
       - $9 million gain on the sale of the group dental insurance business of The Travelers Insurance Company (TIC) to Metropolitan Life Insurance Company (in conjunction with the sale of the group life business completed in January 1995) for $52 million; and
       -    $83 million of reported investment portfolio losses.

       1993
       ----
       - a $65 million provision for one-time expenses related to the acquisition of the Shearson Businesses;
       - $8 million gain on the sale of stock of subsidiaries and affiliates; and
       -    $109 million of reported investment portfolio gains.

       1992
       ----
       - $116 million gain on the sale of stock of subsidiaries and affiliates; and
       - reported investment portfolio gains of $47 million, including $19 million from the sale of the common stock investment in Musicland Stores Corporation (Musicland).

       Excluding these items, income before cumulative effect of changes in accounting principles for 1994 increased $422 million to $1.321 billion, or 47%, over 1993, reflecting primarily an earnings increase at Consumer Finance due to an increase in receivables outstanding, an increase in Primerica Financial Services' earnings as a result of improvements in life sales and persistency as well as increases in $.M.A.R.T. and S.A.F.E. Loans; and the inclusion of the earnings from the additional 73% investment in The Travelers Insurance Group.

       On the same basis, income before cumulative effect of changes in accounting principles for 1993 increased by $306 million, or 52%, over 1992, reflecting primarily increased operating earnings from the combined Smith Barney unit, earnings from the 27% investment in old Travelers and improved performance at Consumer Finance Services.

       The most significant factors in 1992's earnings growth over 1991 were increases in the contributions of Smith Barney and Consumer Finance Services as well as reduced corporate treasury expense from lower debt and interest rate levels.

       Included in net income for 1993 is an after-tax charge of $18 million resulting from the adoption of Statement of Financial Accounting Standards (FAS) No. 112, "Employers' Accounting for Postemployment Benefits," and an after-tax charge of $17 million resulting from the adoption of FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Included in net income for 1992 is an after-tax charge of $28 million resulting from the adoption of FAS No. 109, "Accounting for Income Taxes."

       The following discussion presents in more detail each segment's operating performance and net income before the effects of changes in accounting principles, which were not material to any of the business segments.

       Investment Services

                                                                            Year Ended December 31,
                                                         ------------------------------------------------------------------
                                                               1994                    1993                   1992
                                                         ------------------------------------------------------------------
                                                                      Net                     Net                   Net
              (millions)                                 Revenues    Income      Revenues   Income     Revenues    Income
             --------------------------------------------------------------------------------------------------------------
              Smith Barney (1)                          $5,534       $390       $3,371      $306      $1,677       $157

              Mutual funds and asset management
                and other                                  156         32          153        30         145         34
             --------------------------------------------------------------------------------------------------------------
              Total Investment Services                 $5,690       $422       $3,524      $336      $1,822       $191
             ==============================================================================================================

       (1) Net income for 1994 includes a $21 after-tax gain from the sale of the interest in HG Asia and net income for 1993 includes a $65 after-tax provision for merger-related costs.

       The Company's Investment Services segment includes Smith Barney - investment banking and securities brokerage; a limited partnership interest in RCM Capital Management (RCM) - asset management; and American Capital Management & Research, Inc. (American Capital) - mutual funds, through its date of sale in December 1994.

       Smith Barney

       A difficult operating environment in the securities markets combined with the effect of increased expenses related to the acquisition of the Shearson Businesses contributed to a slight decline in Smith Barney's earnings when compared to 1993, excluding the $21 million gain in 1994 and the $65 million provision in 1993 referenced above.

       Smith Barney Revenues
                                            Year Ended December 31,
             -----------------------------------------------------------
              (millions)              1994         1993         1992
             -----------------------------------------------------------
              Commissions           $1,964       $1,252         $509
              Investment banking       680          667          433
              Principal trading        900          549          298
              Asset management fees    725          319           73
              Interest income, net*    314          207          101
              Other income             181          100           35
             -----------------------------------------------------------
              Net revenues*         $4,764       $3,094       $1,449
             ===========================================================

       * Net of interest expense of $770, $277 and $228 in 1994, 1993 and 1992, respectively. Revenues included in the consolidated statement of income are before deductions for interest expense.

       The securities industry experienced a widespread slowdown in activity, revenues and profitability in 1994 compared to 1993. While Smith Barney was significantly affected by this industry-wide slowdown, the inclusion of the Shearson Businesses for the full year in 1994 versus five months in 1993 resulted in substantial increases in revenues from commissions, principal trading, asset management fees and net interest income. Investment banking revenues rose slightly over 1993, in the face of a poor environment for stock and bond issuances and lower new issue volume in the securities markets generally during 1994, reflecting the increased commitment of the firm to this area.

       Expenses also increased substantially due to the inclusion of the Shearson Businesses for the full year 1994. Employee compensation and benefits were $2.953 billion in 1994 and $1.810 billion in 1993, reflecting additional production-related financial consultant compensation, as well as increased staffing levels resulting from the acquisition of the Shearson Businesses. Communications, occupancy and equipment expenses in 1994 were $574 million as compared to $323 million in 1993, reflecting higher office rental and related expenses resulting from the acquisition of the Shearson Businesses. Excluding interest and the provision in 1993 for merger-related costs, total expenses increased to $4.118 billion in 1994 from $2.448 in 1993. In addition to the general staffing and occupancy costs resulting from the acquisition, Smith Barney has made major investments in the systems, infrastructure, research, trading and investment banking resources and staffing needed to service a much greater number of financial consultants. The investment spending in research, capital markets and investment banking has essentially leveled off during 1994 while the upgrade of systems and infrastructure is continuing at a reduced pace.

       Smith Barney's return on equity declined from 26.7% for 1993, excluding the $65 million merger-related provision, to 16.4% for 1994 excluding the $21 million gain on HG Asia, on a higher equity base, and is still among the highest of its industry peer group.

       Mutual Funds and Asset Management

       Performance in this segment was essentially flat year-over-year. American Capital's mutual fund sales (at net asset value) were $2.698 billion in 1994, $3.061 billion in 1993 and $2.212 billion in 1992.


       Assets Under Management (excluding American Capital)

                                                      At December 31,
                                                   ---------------------
               (billions)                             1994     1993
             -----------------------------------------------------------
               Smith Barney                          $ 74.1    $ 74.8

               RCM Capital Management                  22.4      24.5

               Travelers Life and Annuities (1)        19.2      21.7
             -----------------------------------------------------------
               Total Assets Under Management         $115.7    $121.0
             ===========================================================

       (1)  Part of the Life Insurance Services segment.

       Outlook - Smith Barney's business is significantly affected by the levels of activity in the securities markets, which in turn are affected by the level and trend of interest rates, the general state of the economy and the national and worldwide political environments, among other factors. Continuance of the increasing interest rate environment could have further adverse impact on Smith Barney's businesses, including commissions (which are linked in part to the economic attractiveness of securities relative to time deposits) and investment banking (which is affected by the relative benefit to corporations and public entities of issuing public debt and/or equity versus other avenues for raising capital). Such effects, however, could be at least partially offset by a strengthening U.S. economy that would include growth in the business sector -- accompanied by an increase in the demand for capital -- and an increase in the capacity of individuals to invest. A decline in interest rates from present levels could favorably impact Smith Barney's business. Smith Barney will continue to concentrate on building its asset management business, which tends to provide a more predictable and steady income stream than its other businesses. Notwithstanding the investment spending referred to above, which is now essentially completed, Smith Barney is maintaining tight expense controls that management believes will help the firm weather periodic downturns in market conditions.

       Asset Quality - Total Investment Services' assets at December 31, 1994 were approximately $45.6 billion, consisting primarily of highly liquid marketable securities and collateralized receivables. About 56% of these assets were related to collateralized financing transactions where U.S. Government and mortgage-backed securities are bought, borrowed, sold and lent in generally offsetting amounts. Another 15% represented inventories of securities primarily needed to meet customer demand. A significant portion of the remainder of the assets represented receivables from brokers, dealers and customers that relate to securities transactions in the process of being settled. The carrying values of the majority of Smith Barney's securities inventories are adjusted daily to reflect current prices. See Notes 2, 6, 7 and 8 of Notes to Consolidated Financial Statements for a further description of these assets. See Note 19 of Notes to Consolidated Financial Statements for a description of Smith Barney's activities in derivative financial instruments which are used primarily to facilitate customer transactions.

       At December 31, 1994 there were no "bridge" loans at Smith Barney and exposure to high-yield positions was not material. Smith Barney's assets to equity ratio at December 31, 1994 was 19.7 to 1, which management believes is a conservative leverage level for a securities broker and one that allows for future growth.

       Smith Barney's assets are financed through a number of sources including long and short-term credit facilities, the financing transactions described above and payables to brokers, dealers and customers.

       Consumer Finance Services

                                                                         Year Ended December 31,
                                               ------------------------------------------------------------------------
                                                          1994                    1993                     1992
                                               ------------------------------------------------------------------------
                                                                 Net                      Net                      Net
               (millions)                         Revenues     Income     Revenues      Income      Revenues     Income
               --------------------------------------------------------------------------------------------------------
               Consumer Finance Services(1)        $1,239       $227       $1,193         $232       $1,158       $198
               ========================================================================================================

       (1) Net income includes $23 and $4 of reported investment portfolio gains in 1993 and 1992, respectively.

       Consumer Finance earnings before reported investment portfolio gains increased 8% in 1994 over the prior year. The increase primarily reflects an 11% increase in average receivables outstanding and an improvement in net interest margins. The increase in net income and revenues in 1993 compared to 1992 reflects a 3% increase in average receivables outstanding and a significant decline in loan losses.

       Receivables increased in 1994 by $543 million to end the year at $6.885 billion. The increase occurred across-the-board and was highlighted by a 15% increase in personal loans. Sixty branch offices were added, bringing the total to 828 at year end.

       Consumer Finance borrows from the corporate treasury operations of Commercial Credit Company (CCC), a major holding company subsidiary of the Company that raises funds externally. For fixed rate loan products Consumer Finance is charged agreed-upon rates that have generally been set within a narrow range and approximated 8% in 1992 and 1993 and 7.2% in 1994. For variable rate loan products Consumer Finance is charged rates based on prevailing short term rates. CCC's actual cost of funds may be higher or lower than rates charged to Consumer Finance, with the difference reflected in Corporate and Other.

       The average yield on receivables outstanding decreased to 15.41% in 1994 from 15.83% in the prior year and 16.31% in 1992, due to lower yields on fixed rate second mortgages and the adjustable rate real estate-secured loan product introduced at the end of 1992. Decreased cost of funds has resulted in an improvement in net interest margins to 8.76% in 1994 from 8.44% in 1993 and 8.66% in 1992.

       The allowance for losses as a percentage of net receivables was 2.64% at year-end 1994 and 1993 compared to 2.91% at year-end 1992 reflecting the improved credit quality of the loan portfolio.


                                                 As of, and for, the
                                               Year Ended December 31,
                                            ----------------------------
                                               1994      1993     1992
                                            ----------------------------
       Allowance for losses as % of net
         consumer finance receivables at
         year end                              2.64%    2.64%     2.91%

       Charge-off rate for the year            2.08%    2.36%     2.84%

       60 + days past due on a contractual
       basis as % of gross consumer finance
       receivables at year end                 1.88%    2.21%     2.55%

       Subsidiaries of the Company provide credit life, health and property insurance to Consumer Finance customers. Premiums earned were $115 million in 1994, $88 million in 1993 and $90 million in 1992. The increase in 1994 premiums is the result of the increase in receivables and expanded availability of certain products in additional states, as well as the reinsurance by the Company in 1994 of business previously insured by non-affiliated companies.

       Outlook - Consumer Finance is affected by the interest rate environment and general economic conditions. In a rising interest rate environment, net real estate loan liquidations may decline compared to the last two years, when potential customers refinanced their first mortgages instead of turning to the second mortgage market, or proceeds from the refinancing of first mortgages were used to pay off existing second mortgages. Lower loan liquidations would benefit the level of receivables outstanding. In addition, a rising interest rate environment could also reduce the downward pressure experienced during the last several years on the interest rates charged on new real estate-secured receivables, as well as credit cards, which are substantially based on the prime rate. However, significantly higher rates could result in an increase in the interest rates charged to Consumer Finance on the funds it borrows from CCC to reflect the Company's overall higher cost of funds.

       Asset Quality - Consumer Finance assets totaled approximately $7.7 billion at December 31, 1994, of which $6.7 billion, or 87%, represented the net consumer finance receivables (after accrued interest and the allowance for credit losses). These receivables were predominantly residential real estate-secured loans and personal loans. Receivable quality depends on the likelihood of repayment. The Company seeks to reduce its risks by focusing on individual lending, making a greater number of smaller loans than would be practical in commercial markets, and maintaining disciplined control over the underwriting process. The Company has a geographically diverse portfolio as described in Note 9 of Notes to Consolidated Financial Statements. The Company believes that its loss reserves on the consumer finance receivables are appropriate given current circumstances.

       Of the remaining Consumer Finance assets, approximately $555 million were investments of insurance subsidiaries, including $463 million of fixed-income securities and $61 million of short-term investments with a weighted average quality rating of Aa2.

       Life Insurance Services

                                                                              Year Ended December 31,
                                            --------------------------------------------------------------------------------
                                                                 1994                   1993                    1992
            ----------------------------------------------------------------------------------------------------------------
                                                                        Net                    Net                     Net
            (millions)                                   Revenues     Income     Revenues     Income     Revenues    Income
            ----------------------------------------------------------------------------------------------------------------
            Primerica Financial Services(1)                  $1,290       $210      $1,266       $223       $1,158      $197

            Travelers Life and Annuities(2)                   2,198        211         319         42          347        36

            Managed Care and Employee Benefits(3)             3,522        169           -          -            -         -
            ----------------------------------------------------------------------------------------------------------------
            Total Insurance Services                         $7,010       $590      $1,585       $265       $1,505      $233
            ================================================================================================================

       (1)  Net income includes $7, $45 and $10 of reported investment portfolio gains in 1994, 1993 and 1992, respectively.
       (2)  Net income includes $1, $17 and $6 of reported investment portfolio gains in 1994, 1993 and 1992, respectively.
       (3) Net income includes $9 gain from the sale of the group dental insurance business in 1994.

       The Life Insurance Services segment includes the results of Primerica Financial Services (PFS) for all periods presented and, for 1994 only, the results of the Travelers Life and Annuities and the Managed Care and Employee Benefits segments of old Travelers which were acquired on December 31, 1993. The 1993 and 1992 amounts reflected for Travelers Life and Annuities represent the businesses of Primerica now included in this segment. Certain 1993 production statistics related to old Travelers' businesses are included for comparison purposes only and are not reflected in 1993 revenues or operating results.

       Primerica Financial Services
       Before reported portfolio gains and a 1993 after-tax charge of $11 million for the cumulative effect of a tax rate increase through December 31, 1992, PFS's 1994 earnings increased 7% over the prior year. The increase was a result of improved life insurance sales and persistency (i.e. the percentage of policies that continue in force) as well as increases in sales of other financial products, primarily mutual funds and the loan products of the Consumer Finance segment.

       Sales of individual term life insurance continued an upward trend in 1994. PFS issued 299,400 policies totaling $57.4 billion in face amount during 1994, an increase from 260,300 policies totaling $49.3 billion in face amount in 1993 and 252,500 policies totaling $47.3 billion in face amount in 1992. The increase in face amount issued has contributed to an increase in insurance in force, which was $335 billion at December 31, 1994, compared to $317 billion at December 31, 1993.

       PFS continued to experience growth in sales of other financial products, primarily mutual funds through a joint venture with American Capital, and the $.M.A.R.T. (second mortgage loans) and S.A.F.E. (personal loans) products of Consumer Finance. Sales of mutual funds were $1.32 billion in 1994 compared to $1.27 billion in 1993 and $1.07 billion in 1992. PFS has traditionally offered mutual funds to customers as a way to invest the savings obtained through the purchase of relatively low-cost term life insurance as compared to traditional whole life insurance. $.M.A.R.T. and S.A.F.E. loan receivables, which are reflected in the assets of Consumer Finance, were $1.107 billion at December 31, 1994 compared to $765 million at December 31, 1993 and $487 million at December 31, 1992.

       Travelers Life and Annuities
       Travelers Life and Annuities consists of annuity, life and health products marketed under the Travelers name (the Financial Services individual business and the Asset Management & Pension Services group annuity business of old Travelers) and the individual accident and health operations of Transport Life Insurance Company. Among the range of individual products are fixed and variable annuities; term, universal and whole life insurance; and accident and health coverages. These products are primarily marketed through 450 core independent agents, The Copeland Companies (Copeland), a wholly owned subsidiary of The Travelers Insurance Group Inc. (Travelers Insurance), and Smith Barney financial consultants.

       During 1994, $9.2 billion of face amount of individual life insurance was issued bringing total life insurance in force to $49 billion. Individual life insurance net premiums and deposits totaled $287 million in 1994 compared to $279 million in 1993.

       Individual annuity production was strong during 1994 compared to 1993 primarily reflecting increased sales of variable annuities. In late June a variable annuity product was introduced for distribution by Smith Barney financial consultants and is expected to contribute to annuity production in future periods. Sales of this product amounted to $158 million in 1994. Net written premiums and deposits for individual annuities during 1994 totaled $1.309 billion compared to $1.023 billion in 1993 bringing total policyholder account balances and benefit reserves to $10.9 billion at the end of 1994. Annuity sales activity has been helped by the ratings upgrades that accompanied the merger of Primerica and old Travelers.

       In the group annuity business, net written premiums and deposits for 1994 were $1.284 billion and were down significantly from $2.092 billion in 1993. The decline reflects the Company's more selective approach to issuance of guaranteed investment contracts and a decision in the third quarter of 1993 to no longer market index funds and was partially offset by a non-recurring transfer in-house of old Travelers pension plan assets amounting to $512 million which were previously managed externally. Policyholder account balances and benefit reserves totaled $12.2 billion at year-end 1994 down from $13.6 billion at year-end 1993.

       Net written premiums for individual accident and health products, primarily long-term care and supplementary products, totaled $334 million in 1994, about even with the 1993 period.

       Managed Care and Employee Benefits
       Managed Care and Employee Benefits consists of the old Travelers businesses that market group accident and health and life insurance, managed health care programs, and administrative services associated with employee benefit plans to customers ranging from large multinational corporations to small local employers.

       As discussed in Note 3 of Notes to Consolidated Financial Statements, the group life and related businesses have been sold to Metropolitan Life Insurance Company and in January 1995, the group medical component was exchanged for a 50% interest in The MetraHealth Companies, Inc.

       Total group life insurance in force amounted to $144.1 billion at year-end 1994, down from $149.9 billion at year- end 1993. Face amount of group life insurance issued during 1994 was $11.4 billion versus $13.6 billion in 1993. Net written premiums, deposits and equivalents totaled $592 million for 1994 compared to $665 million in 1993.

       In the group health business, net written premiums, deposits and equivalents were $9.2 billion in 1994 compared to $9.7 billion in 1993. Equivalents represent benefits under administration, which together with deposits are estimates of premiums that fee-based customers would have been charged under a fully insured arrangement and do not represent actual revenues. Total lives covered by medical plans declined to 5.0 million at December 31, 1994 from 5.9 million at year-end 1993, although participation in the managed care component rose 21%. These declines reflect the Company's emphasis on increasing margins to improve profitability; improvements in underwriting designed to reduce financial risk rather than emphasize growth; and uncertainties during the period relating to proposed healthcare legislation.

       Property & Casualty Insurance Services

                                                                              Year Ended December 31,
                                                          -------------------------------------------------------------------
            (millions)                                          1994                    1993                    1992
            -----------------------------------------------------------------------------------------------------------------
                                                                         Net                    Net                      Net
                                                          Revenues     Income     Revenues    Income     Revenues     Income
            -----------------------------------------------------------------------------------------------------------------
            Commercial (1)                                  $3,058       $146         $315       $45         $316        $54

              Minority Interest - Gulf                           -          -            -      (22)            -          -

            Personal (2)                                     1,480        103            -         -            -          -
            -----------------------------------------------------------------------------------------------------------------
            Total Property & Casualty Insurance
              Services                                      $4,538       $249         $315       $23         $316        $54
            =================================================================================================================

       (1) Net income includes $73 of reported investment portfolio losses in 1994 and $15 and $6 of reported investment portfolio gains in 1993 and 1992, respectively, and $19 in 1992 from the sale of Musicland common stock.
       (2) Net income in 1994 includes $18 of reported investment portfolio losses and a $19 gain from the sale of Bankers and Shippers Insurance Company.

       The Property & Casualty Insurance Services segment consists of the business lines of old Travelers as well as Gulf Insurance Group (Gulf). Segment operating results for 1993 include only the 50% of Gulf then owned by old Primerica and 1992 includes Gulf only. Certain 1993 production statistics related to old Travelers' businesses are included for comparison purposes only and are not reflected in 1993 revenues or operating results.

       Commercial Lines
       Commercial Lines net written premiums for 1994 totaled $2.391 billion compared to $2.499 billion in 1993. Equivalents for 1994 totaled $2.978 billion compared to $2.757 billion in 1993. Equivalents, which are associated largely with national accounts, represent estimates of premiums that customers would have been charged under a fully insured arrangement and do not represent revenues.

       A significant component of Commercial Lines is the National Accounts division (National), which provides insurance coverages and services, primarily workers' compensation, to large corporations. National premium volume of $437 million in 1994 declined $141 million or 24% from 1993. National equivalents of $1.996 billion for the year ended December 31, 1994 were $64 million above the same period of 1993. For the year ended December 31, 1994 new business, including both premiums and equivalents, was $325 million compared to $407 million in 1993. Renewed business, including both premiums and equivalents, was $1.997 billion in 1994 compared to $1.983 billion in 1993, reflecting efforts to help customers control their loss costs, which has helped build a better than 88% customer retention ratio. The shift to fee-based service products from insurance products continued in 1994.

       Premiums assumed from industry assigned pools of $129 million for the year ended December 31, 1994 were $24 million less than the 1993 levels. Equivalents associated with Travelers acting as a servicing carrier of these industry involuntary pools totaled $648 million in 1994, a decrease of $15 million from 1993. The decrease in premiums and equivalents relative to the prior year is due to the depopulation of involuntary workers' compensation pools and the formation of alternative involuntary workers' compensation funding mechanisms in which Travelers has no obligation to participate.

       Commercial Lines Agency Marketing (Agency) business serves small and mid-sized businesses through brokers and approximately 2,500 independent agents. Agency net written premiums of $1.526 billion for the year ended December 31, 1994 were $30 million below 1993 premium levels. Agency equivalents grew to $334 million, $172 million above 1993 levels. New business volume in the old Travelers mid-size segment, which is a strategic point of business emphasis, was up $80 million or 26% from the same period in 1993; while the old Travelers small business segment increased by $18 million, or 19%. The retention for this mid-size business is slightly higher than 1993 levels while this small business ratio declined by 2% reflecting soft market conditions and tighter underwriting. Agency continues to focus on the retention of existing business and maximization of product pricing while maintaining its selective underwriting policy.

       Specialty Lines premiums of $299 million for the year ended December 31, 1994 were $87 million higher than for the year ended December 31, 1993. This increase is primarily attributable to an increase in property, primary liability and specialty auto writings, and assumed reinsurance.

       Catastrophe losses, net of tax and reinsurance, were $30 million and $21 million for the years ended December 31, 1994 and 1993, respectively. The increase in catastrophe losses was due to winter storms in the first quarter of 1994.

       The 1994 full year combined ratio was 124.7% and includes reserve increases for environmental claims and a reduction of ceded reinsurance balances amounting to $225 million that were charged against income on a statutory basis (but not for GAAP reporting due to purchase accounting adjustments related to the acquisition of old Travelers). The 1993 full year combined ratio of old Travelers and Gulf combined was 125.3% and includes $325 million of special reserve strengthening for environmental and asbestos-related claims recorded by old Travelers in the third quarter of 1993. The combined ratios excluding such special charges were 114.2% for 1994 and 111.2% for old Travelers and Gulf combined for 1993. The 1994 ratio also includes the impact of winter storm losses in Agency in the first quarter of 1994, partly offset by favorable loss development in certain workers' compensation lines and residual markets. In addition, the combined ratio has been, and will continue to be, affected by the shift to fee-for-service products, which reduces premiums and losses while expenses remain in insurance results.

       Personal Lines
       Net written premiums for 1994 were $1.433 billion compared to $1.361 billion in 1993. Included in 1994 are after-tax catastrophe losses of $26 million net of reinsurance compared to $13 million in 1993. The combined ratio for Personal Lines for the full year 1994 was 100.4% compared to 104.4% in 1993. This improvement is primarily attributable to improved underwriting results due to lower operating expenses, favorable loss reserve development in 1994 on prior years' business in the automobile line of business and a favorable resolution in 1994 of the New Jersey Market Transition Facility deficit.

       On October 18, 1994, The Travelers Indemnity Company, a subsidiary of The Travelers Insurance Group Inc., consummated the sale of its subsidiary, Bankers and Shippers Insurance Company (B&S), to Integon Corporation for $142 million in cash, and recognized an after-tax gain of $19 million on the sale. B&S primarily writes non- standard personal automobile insurance.

       Outlook - PFS
       Over the last few years, programs were begun that are designed to increase the number of producing agents, customer contacts and, ultimately, increase production levels. Enhanced customer service and increased customer contacts have contributed to improved sales and persistency (i.e., the percentage of policies that continue in force). Insurance in force has begun to grow and the number of producing agents has stabilized. A continuation of these trends could positively impact
       future operations.   PFS continues to expand cross-selling with other
       Company subsidiaries of products such as loans and mutual funds.

       Outlook - Travelers Life and Annuities
       The insurance industry is extremely competitive on both price and service and no single issuer is dominant. Consolidations are occurring in the life insurance industry and other financial services organizations are becoming involved in the sale and/or distribution of life insurance products. This increases the pressure on the Company to remain current as to market trends. Also, the annuities business is interest sensitive and swings in interest rates could impact sales and retention of in force policies.

       On January 18, 1995, the U.S. Supreme Court in Nationsbank of North
                                                      --------------------
       Carolina, NA. et. al. v. Variable Annuity Life Insurance Co., et. al.
       ---------------------------------------------------------------------
       ruled unanimously that national banks may sell annuities. At this time, it is not clear what impact, if any, this will have on the Company's annuity sales. Currently, the Company's methods of distribution of annuities are primarily through Copeland, independent insurance agents and financial consultants of Smith Barney.

       Outlook - MetraHealth
       Upon formation of MetraHealth, the joint venture created by the combination of the medical businesses of TIC and its affiliates and Metropolitan Life Insurance Company (MetLife), the Company owned 50% of Metrahealth's common stock. The Company's interest in MetraHealth will be accounted for on the equity method. See Note 3 of Notes to Consolidated Financial Statements.

       MetraHealth will provide group health insurance, health maintenance organizations, managed care and ancillary services throughout the United States, in Puerto Rico and in the U.S. Virgin Islands. The range of services provided by these products includes programs to maintain health and wellness, as well as to promote patient education and to manage health care through networks of providers of medical/surgical, mental health and pharmaceutical services. MetraHealth network products rely on contractual arrangements between it and providers of health care to deliver services to covered individuals at negotiated reimbursement levels as well as to participate in utilization and quality management programs.

       As of December 31, 1994, the businesses acquired by MetraHealth included health maintenance organizations in 29 network areas, with approximately 400,000 members; point-of-service operations in 72 network areas, with approximately 1.7 million members; and preferred provider organizations in 90 network areas, with approximately 2.8 million members. Covered lives using the managed care networks and covered by indemnity products, in the aggregate at December 31, 1994, were approximately 11.3 million. MetraHealth expects some decline in covered lives during 1995.

       In March 1995, MetraHealth acquired HealthSpring, Inc. for common stock of Metrahealth. HealthSpring builds and manages primary care physician practices and serves approximately 32,000 patients through seven sites in Pennsylvania, Ohio and Illinois. This acquisition resulted in a reduction in the participation of the Company and MetLife in the MetraHealth venture to 48.25% each.

       Outlook - Property & Casualty
       A variety of factors continue to affect the property-casualty market including inflation in the cost of medical care and litigation and losses from involuntary markets.

       In most lines, pricing did not improve during the past year. For Agency, the duration of the current downturn in the underwriting cycle continues to pressure the pricing of guaranteed cost products. In the small account market, which primarily buys guaranteed cost products, price increases have not exceeded loss cost inflation for several years. The focus is to retain existing profitable business and obtain new accounts where the Company can maintain its selective underwriting policy. The Company continues to adhere to strict guidelines to maintain high quality underwriting, which could affect future premium levels. National business is less affected by pricing; however, the pricing of large account business continues to be very competitive. Customer retention levels remained high in 1994 as a result of Travelers Indemnity's continued delivery of quality service, primarily claims management focused on loss cost reduction.

       In Personal Lines, increasing loss costs in 1994 resulted in pressure on current underwriting margins. Personal Lines management strategy includes underwriting more state-specific business, a reduction of exposure to catastrophe losses and control of operating expenses to improve competitiveness and profitability.

       In an effort to reduce its exposure to catastrophic hurricane losses, Travelers Insurance has stopped writing new homeowners policies in coastal areas of New York and Connecticut, and in certain counties in South Florida, reduced agent commissions on homeowners insurance in certain markets, and purchased higher amounts of catastrophe reinsurance.

       Environmental Claims
       As a result of various state and federal regulatory efforts aimed at environmental remediation (particularly "Superfund"), the insurance industry has been, and continues to be, involved in extensive litigation involving policy coverage and liability issues. The possible reauthorization of Superfund in 1995 may have some effect on the resolution of these issues, but it is not possible at the present time to determine what the potential impact, if any, will be. In addition to the regulatory pressures, certain court decisions have expanded insurance coverage beyond the original intent of the insurer and insured, frequently involving policies that were issued prior to the mid-1970s. The results of court decisions affecting the industry's coverage positions continue to be inconsistent. Accordingly, the ultimate responsibility and liability for environmental remediation costs remain uncertain.

       Travelers Insurance is part of the industry segment affected by these issues and continues to receive claims alleging liability exposures arising out of insureds' alleged disposition of toxic substances. The review of environmental claims includes an assessment of the probable liability, available coverage, judicial interpretations and historic value of similar claims. In addition, the unique facts presented in each claim are evaluated individually and collectively. Due consideration is given to the many variables presented in each claim, such as: the nature of the alleged activities of the insured at each site; the allegations of environmental damage at each site; the number of sites; the total number of potentially responsible parties at each site; the nature of environmental harm and the corresponding remedy at a site; the nature of government enforcement activities at each site; the ownership and general use of each site; the willingness and ability of other potentially responsible parties to contribute to the cost of the required remediation at each site; the overall nature of the insurance relationship between Travelers Insurance and the insured; the identification of other insurers; the potential coverage available, if any; the number of years of coverage, if any; the obligation to provide a defense to insureds, if any, and the applicable law in each jurisdiction. Analysis of these and other factors on a case-by-case basis results in the ultimate reserve assessment.

       The following table displays activity for environmental losses and loss expenses and reserves for 1994. Approximately 14% of the net environmental loss reserve (i.e. approximately $65 million) is case reserve for resolved claims. Travelers Insurance does not post individual case reserves for environmental claims in which there is a coverage dispute until the dispute is resolved. Until then, the estimated amounts for disputed coverage claims are carried in a bulk reserve, together with unreported environmental losses.

       Environmental Losses
       --------------------
       (millions)                                1994
                                                 ----

       Beginning reserves:
             Direct                              $504*
             Ceded                                (13)
                                                 ----
               Net                                491

       Incurred losses and loss expenses:
             Direct                                54
             Ceded                                 (5)
       Losses paid:
             Direct                                76
             Ceded                                 (7)
                                                 ----

       Ending reserves:
             Direct                               482
             Ceded                                (11)
                                                 ----
               Net                              $ 471
                                                 ====

       * Includes $155 relating to the purchase accounting allocation for the acquisition of old Travelers. Amounts prior to 1994 relate to Gulf only and are not material.

       The industry does not have a standard method of calculating claim activity for environmental losses. Generally, for environmental claims, Travelers Insurance establishes a claim file for each insured on a per site, per claimant basis, if there is more than one claimant, e.g. a federal and a state agency. This method will result in two claims being set up for a policyholder at that one site. Travelers Insurance adheres to its method of calculating claim activity on all environmental-related claims, whether such claims are tendered on primary, excess or umbrella policies.

       As of December 31, 1994, Travelers Insurance had approximately 8,200 pending environmental-related claims and had resolved over 17,200 such claims since 1986. Approximately 70% of the pending claims in inventory represent Federal or state EPA-type claims tendered by approximately 725 insureds. The balance represents bodily injury claims alleging injury due to the discharge of insureds' waste or pollutants.

       To date, Travelers Insurance generally has been successful in its coverage litigation and continues to reduce its potential exposure through favorable settlements with certain insureds. These settlement agreements with certain insureds are based on the variables presented in each piece of coverage litigation. Generally the settlement dollars paid in disputed coverage claims are a percentage of the total coverage sought by such insureds. In addition, with respect to many of the environmental claims there is a "buy-back" of future environmental liability risks by Travelers Insurance, together with appropriate indemnities and hold harmless provisions to protect Travelers Insurance.

       Asbestos Claims
       In the area of asbestos, the industry has suffered from judicial interpretations that have attempted to maximize insurance availability from both a coverage and liability standpoint far beyond the intent of the contracting parties. These policies generally were issued prior to the 1980s. Originally the cases involved mainly plant workers and traditional asbestos manufacturers and distributors. However, in the mid-1980s, a new group of plaintiffs, whose exposure to asbestos was less direct and whose injuries were often speculative, began to file lawsuits in increasing numbers against the traditional defendants as well as peripheral defendants who had produced products that may have contained small amounts of some form of encapsulated asbestos. These claims continue to arise and on an individual basis generally involve smaller companies with smaller limits of potential coverage.

       Also, there has emerged a group of non-product claims by plaintiffs, mostly independent labor union workers, against companies, alleging exposure to asbestos while working at these companies' premises. In addition, various insurers, including Travelers Insurance, remain defendants in a widely publicized action brought in Philadelphia regarding potential consolidation and resolution of future asbestos bodily injury claims. The cumulative effect of these judicial actions on Travelers Insurance and its insureds currently is uncertain.

       Also, various classes of asbestos defendants, e.g. major product manufacturers, peripheral and regional product defendants as well as premises owners, are tendering asbestos-related claims to the industry. Since each insured presents different liability and coverage issues, Travelers Insurance evaluates those issues on an insured-by-insured basis.

       Travelers Insurance's evaluations have not resulted in any meaningful average asbestos defense or indemnity payment. The varying defense and indemnity payments made by Travelers Insurance on behalf of its insureds have also precluded the Company from deriving any meaningful data by which it can predict whether its defense and indemnity payments for asbestos claims (on average or in the aggregate) will remain the same or change in the future.

       The following table displays activity for asbestos losses and loss expenses and reserves for 1994. Approximately 85% of the net asbestos reserves at December 31, 1994 represented incurred but not reported losses.

       Asbestos Losses
       ---------------
       (millions)                                1994
                                                 ----

       Beginning reserves:
             Direct                             $775
             Ceded                              (381)*
                                               -----
               Net                               394

       Incurred losses and loss expenses:
             Direct                               67
             Ceded                               (16)
       Losses paid:
             Direct                              140
             Ceded                               (78)
                                                ----

       Ending reserves:
             Direct                              702
             Ceded                              (319)
                                               -----
               Net                              $383
                                                ====


       * After reflecting a reduction of $70 relating to the purchase accounting allocation for the acquisition of old Travelers. Amounts prior to 1994 relate to Gulf only and are not material .

       The largest reinsurer of Travelers Insurance asbestos risks is Lloyd's of London (Lloyds). Lloyds is currently undergoing restructuring to seek to obtain additional capital and to segregate claims for years before 1986. The ultimate effect of this restructuring on reinsurance recoverable from Lloyds is not yet known. The Company does not believe that any uncollectible amounts of reinsurance recoverables would be material to its results of operations, financial condition or liquidity.

       In relation to these asbestos and environmental-related claims, Travelers Insurance carries on a continuing review of its overall position, its reserving techniques and reinsurance recoverable. In each of these areas of exposure, Travelers Insurance has endeavored to litigate individual cases and settle claims on favorable terms. Given the vagaries of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties, it is not presently possible to quantify the ultimate exposure or range of exposure represented by these claims to the Company's financial condition, results of operations or liquidity. The Company believes that it is reasonably possible that the outcome of the uncertainties regarding environmental and asbestos claims could result in a liability exceeding the reserves by an amount that would be material to operating results in a future period. However, it is not likely these claims will have a material adverse affect on the Company's financial condition or liquidity.

       Outlook - Industry
       Changes in the general interest rate environment affect the return received by the insurance subsidiaries on newly invested and reinvested funds. While a rising interest rate environment enhances the returns available, it reduces the market value of existing fixed maturity investments and the availability of gains on disposition.

       As required by various state laws and regulations, the Company's insurance subsidiaries are required to participate in state-administered guarantee associations established for the benefit of the policyholders of insolvent insurance companies. Management believes that such payments will not have a material impact on the Company's results of operations, financial condition or liquidity.

       Certain social, economic and political issues have led to an increased number of legislative and regulatory proposals aimed at addressing the
       cost and availability of certain types of insurance.   While most of
       these provisions have failed to become law, these initiatives may continue as legislators and regulators try to respond to public availability and affordability concerns and the resulting laws, if any, could adversely affect the Company's ability to write business with appropriate returns.

       The National Association of Insurance Commissioners (NAIC) adopted risk-based capital (RBC) requirements for life insurance companies in 1992, effective with reporting for 1993, and for property-casualty companies in December 1993, effective with reporting for 1994. The RBC requirements are to be used as early warning tools by the NAIC and states to identify companies that merit further regulatory action. The formulas have not been designed to differentiate among adequately capitalized companies which operate with levels of capital higher than RBC requirements. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank such companies. At December 31, 1994 and 1993, all of the Company's life and property-casualty companies had adjusted capital in excess of amounts requiring any regulatory action.

       Asset Quality - The investment portfolio of the insurance services segment which includes both Life and Property & Casualty totaled approximately $38.5 billion, representing 63% of total insurance services' assets of approximately $61 billion. Because the primary purpose of the investment portfolio is to fund future policyholder benefits and claims payments, management employs a conservative investment philosophy. The investment portfolio supports both the life and property-casualty insurance operations. The insurance segment's fixed maturity portfolio totaled $27 billion, comprised of $21 billion of publicly traded fixed maturities and $6 billion of private fixed maturities. The weighted average quality ratings of the segment's publicly traded fixed maturity portfolio and private fixed maturity portfolio at December 31, 1994 were Aa3 and Baa1, respectively. Included in the fixed maturity portfolio was approximately $1.4 billion of below investment grade securities. Investments in venture capital investments, highly leveraged transactions and specialized lendings were not material in the aggregate.

       The Insurance Services segment makes significant investments in
       collateralized mortgage obligations (CMOs).   Such  CMOs typically have
       high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to treasury securities. The investment strategy of the Insurance Services segment is to purchase CMO tranches that are most protected against prepayment risk, typically planned amortization class (PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of scenarios. The segment does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff; however, it does not purchase residual interests in CMOs.

       At December 31, 1994, the segment held CMOs with a market value of $2.9 billion. Approximately 89% of CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities, and the balance are fully collateralized by portfolios of individual mortgage loans. In addition, the segment held $1.9 billion of GNMA, FNMA or FHLMC mortgage-backed securities at December 31, 1994. Virtually all of these securities are rated AAA.

       The segment also held $1.0 billion of securities that are backed primarily by credit card or car loan receivables at December 31, 1994.


       At December 31, 1994, real estate and mortgage loan investments totaled $5.8 billion. Most of these investments are included in the investment portfolio of The Travelers Insurance Group. The Company is continuing its strategy to dispose of these real estate assets and some of the mortgage loans and to reinvest the proceeds to obtain current market yields.

       At December 31, mortgage loan and real estate portfolios consisted of the following:

         (millions)                                1994       1993
                                                   ----       ----

         Current mortgage loans                  $4,905     $6,096
         Underperforming mortgage loans             511      1,269
                                                  -----      -----
           Total mortgage loans                   5,416      7,365
                                                  -----      -----

           Real estate held for sale                418      1,049
                                                  -----      -----
         Total mortgage loans and real estate    $5,834     $8,414
                                                  =====      =====

       Included in underperforming mortgage loans above are $270 million of mortgages restructured at below market terms, of which $265 million are current under the new terms. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured loans, and interest income is reported only as payment is received. Of the total real estate held for sale $383 million is under- performing.

       For further information relating to investments, see Note 5 of Notes to Consolidated Financial Statements.

       Corporate and Other

                                                                           Year Ended December 31,
                                               --------------------------------------------------------------------------
                                                        1994                      1993                      1992
                                               --------------------------------------------------------------------------
                                                              Net                       Net                       Net
                                                             Income                    Income                     Income
            (millions)                         Revenues     (Expense)     Revenues    (Expense)    Revenues     (Expense)
            -------------------------------------------------------------------------------------------------------------
            Net expenses(1)                                   $(201)                     $(65)                     $(62)

            Equity in income of old
              Travelers in 1993 and
              Fingerhut in 1992                                   -                       152                        26

            Net gain on sale of stock of
              subsidiaries and affiliates                        39                         8                       116
            -------------------------------------------------------------------------------------------------------------
            Total Corporate and Other            $(12)        $(162)        $180          $95        $324          $ 80
            =============================================================================================================

       (1) Includes $3 and $2 of reported investment portfolio gains in 1993 and 1992, respectively.

       Corporate and Other consists of corporate staff and treasury operations, certain corporate income and expenses that have not been allocated to the operating subsidiaries and certain intersegment eliminations.

       The increase in net expenses in 1994 is primarily attributable to the assumption of old Travelers corporate debt and certain corporate expenses, the full year impact of financing the Shearson Acquisition and a rise in commercial paper borrowing costs of approximately 117 basis points.

       The increase in net expenses in 1993 resulted from lower income from miscellaneous investments and interest expense on borrowings to finance the acquisition of the Shearson Businesses, offset by lower interest rates.

       The equity in income of old Travelers in 1993 includes $13 million from the Company's share of its realized portfolio gains and a tax benefit of $11 million for the cumulative effect of a tax rate increase through December 31, 1992.

       Liquidity and Capital Resources

       The Travelers Inc. (the Parent) services its obligations primarily with dividends and other advances that it receives from subsidiaries. The subsidiaries' dividend paying ability is limited by certain covenant restrictions in credit agreements and/or by regulatory requirements. The Parent believes it will have sufficient funds to meet current and future commitments. Each of the Company's major operating subsidiaries finances its operations on a stand-alone basis consistent with its capitalization and ratings.

       The Parent
       The Parent issues commercial paper directly to investors and maintains unused credit availability under committed revolving credit agreements at least equal to the amount of commercial paper outstanding. During 1994 the Parent, CCC and TIC entered into an agreement with a syndicate of banks to provide $1.5 billion of revolving credit, to be allocated to any of the Parent, CCC or TIC. The participation of TIC in this agreement is limited to $300 million. The revolving credit facility consists of a 364-day revolving credit facility in the amount of $300 million and a 5-year revolving credit facility in the amount of $1.2 billion. At December 31, 1994, $650 million was allocated to CCC and $200 million to TIC. Under this facility the Company is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). At December 31, 1994, the Company exceeded this requirement by approximately $2.7 billion.

       As of December 31, 1994, the Parent had unused credit availability of $650 million consisting of $520 million under the 5-year revolving credit facility and $130 million under the 364-day revolving credit facility. The Parent may borrow under its revolving credit facilities at various interest rate options and compensates the banks for the facilities through commitment fees.

       As of March 3, 1995, the Parent had $800 million available for debt offerings under its shelf registration statements.

       Commercial Credit Company (CCC)
       CCC also issues commercial paper directly to investors and maintains unused credit availability under committed revolving credit agreements at least equal to the amount of commercial paper outstanding. As of December 31, 1994, CCC had unused credit availability of $3.01 billion consisting of $2.280 billion under 5-year revolving credit facilities and $730 million under 364-day revolving credit facilities. CCC may borrow under its revolving credit facilities at various interest rate options and compensates the banks for the facilities through commitment fees.

       During 1994 and through March 3, 1995, CCC completed the following debt offerings leaving $950 million available for debt offerings under its shelf registration statement:

           -  7 7/8% Notes due July 15, 2004            $200 million
           -  8 1/4% Notes due November 1, 2001         $300 million
           -  7 7/8% Notes due February 1, 2025         $200 million
           -  7 3/4% Notes due March 1, 2005            $200 million

       CCC is limited by covenants in its revolving credit agreements as to the amount of dividends and advances that may be made to the Parent or its affiliated companies. At December 31, 1994, CCC would have been able to remit $270 million to the Parent under its most restrictive covenants or regulatory requirements.

       Smith Barney Holdings Inc. (Smith Barney)
       Smith Barney funds its day to day operations through the use of commercial paper, collateralized and uncollateralized bank borrowings (both committed and uncommitted), internally generated funds, repurchase transactions, and securities lending arrangements. The volume of Smith Barney's borrowings generally fluctuates in response to changes in the amount of reverse repurchase transactions outstanding, the level of securities inventories, customer balances and securities borrowing transactions. In May of 1994, Smith Barney renegotiated its three-year revolving credit agreement (the "Agreement") with a bank syndicate. The amendment to the Agreement extended the term by one year until May 1997 and increased the amount of the facility from $625 million to $1 billion. As of December 31, 1994, $400 million was borrowed under the Agreement. In addition, in May 1994, Smith Barney entered into a $750 million, 364-day revolving credit agreement with a bank syndicate. As of December 31, 1994, there were no borrowings outstanding under this facility. Smith Barney also has substantial borrowing arrangements consisting of facilities that it has been advised are available, but where no contractual lending obligation exists.

       Smith Barney, through its subsidiary Smith Barney Inc., issues commercial paper directly to investors. As a policy, Smith Barney maintains sufficient borrowing power of unencumbered securities to cover unsecured borrowings and unsecured letters of credit. In addition, Smith Barney monitors its leverage and capital ratios on a daily basis.

       During 1994 and through March 3, 1995 Smith Barney completed the following debt offerings leaving $600 million available for debt offerings under its shelf registration statement:

           -  5 1/2% Notes due January 15, 1999   . . . $200 million
           -  6% Notes due March 15, 1997   . . . . . . $200 million
           -  7 7/8% Notes due October 1, 1999  . . . . $150 million
           -  7.4% Notes due November 17, 1996
               (Medium-Term Notes)  . . . . . . . . . . $ 50 million
           -  7.98% Notes due March 1, 2000   . . . . . $200 million

       Smith Barney is limited by covenants in its revolving credit facility as to the amount of dividends that may be paid to the Parent. At December 31, 1994, Smith Barney would have been able to remit approximately $500 million to the Parent under its most restrictive covenants.

       The Travelers Insurance Group
       At December 31, 1994, The Travelers Insurance Group had $23.3 billion of life and annuity product deposit funds and reserves. Of that total, $11.6 billion are not subject to discretionary withdrawal based on contract terms. The remaining $11.7 billion are for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the amount subject to discretionary withdrawal are $1.9 billion of liabilities that are surrenderable with market value adjustments. An additional $5.7 billion of the life insurance and individual annuity liabilities are subject to discretionary withdrawals, with an average surrender charge of 5.5%. Another $1.4 billion of liabilities are surrenderable at book value over 5 to 10 years. In the payout phase, these funds are credited at significantly reduced interest rates. The remaining $2.6 billion of liabilities are surrenderable without charge. Approximately 30% of these relate to individual life products. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent against withdrawal by long-term policyholders. Insurance liabilities surrendered or withdrawn from The Travelers Insurance Group are reduced by outstanding policy loans and related accrued interest prior to payout.

       Scheduled maturities of guaranteed investment contracts (GICs) in 1995, 1996, 1997, 1998 and 1999 are $1.4 billion, $1.0 billion, $279 million,
       $256 million and $200 million, respectively. At December 31, 1994, the interest rates credited on GICs had a weighted average rate of 5.96%.

       The Travelers Insurance Company (TIC), a direct subsidiary of The Travelers Insurance Group Inc., issues commercial paper to investors and maintains unused committed, revolving credit facilities at least equal to the amount of commercial paper outstanding. As of December 31, 1994, TIC has unused credit availability of $200 million consisting of $160 million under the 5-year revolving credit facility and $40 million under the 364-day revolving credit facility.

       Under Connecticut law the statutory capital and surplus of The Travelers Insurance Group, which amounted to $4.2 billion at December 31, 1994, is not available in 1995 for dividends to its Parent without prior approval of the Connecticut Insurance Department.

       Deferred Income Taxes
       The Company has a net deferred tax asset which relates to temporary differences that are expected to reverse as net ordinary deductions, except for a deferred tax asset of $723 million which relates to the unrealized loss on fixed maturity investments. Management has the intent and the ability not to realize the unrealized loss except to the extent of offsetting capital gains. The Company will have to generate approximately $4.6 billion of taxable income, before the reversal of the temporary differences, primarily over the next 10 to 15 years, to realize the remainder of the deferred tax asset, exclusive of the unrealized loss on fixed maturity investments. Management expects to realize the remainder of the deferred tax asset based upon its expectation of future taxable income, after the reversal of these deductible temporary differences, of at least $1 billion annually.

       Accounting Standards Not Yet Adopted

       FAS 114 and FAS 118
       Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," describe how impaired loans should be measured when determining the amount of a loan loss accrual. These Statements also amend existing guidance on the measurement of restructured loans in a troubled debt restructuring involving a modification of terms. The adoption of these Statements effective January 1, 1995 will not have a material effect on the Company's results of operations or financial position.

                          The Travelers Inc. and Subsidiaries
                           Consolidated Statement of Income
                  (In millions of dollars, except per share amounts)



        Year Ended December 31,                1994     1993      1992
        ----------------------------------------------------------------------
        Revenues
        Insurance premiums                   $7,590   $1,480    $1,694
        Commissions and fees                  2,691    1,957       973
        Interest and dividends                3,637      718       605
        Finance related interest and
         other charges                        1,030      954       953
        Principal transactions                  900      549       298
        Asset management fees                   795      385       131
        Equity in income of old Travelers         -      164         -
        Other income                          1,822      590       471
        ----------------------------------------------------------------------
          Total revenues                     18,465    6,797     5,125
        ----------------------------------------------------------------------
        Expenses
        Policyholder benefits and claims      7,797      833       907
        Non-insurance compensation and
         benefits                             3,241    2,057     1,069
        Insurance underwriting,
         acquisition and operating            2,572      506       674
        Interest                              1,284      707       674
        Provision for credit losses             152      134       165
        Other operating                       1,524    1,050       636
        ----------------------------------------------------------------------
           Total expenses                    16,570    5,287     4,125
        ----------------------------------------------------------------------
        Gain on sale of subsidiaries
         and affiliates                         254       13       188
        ----------------------------------------------------------------------
        Income before income taxes,
         minority interest and
         cumulative effect of changes
         in accounting principles             2,149    1,523     1,188
        Provision for income taxes              823      550       432
        ----------------------------------------------------------------------
        Income before minority
         interest and cumulative
         effect of changes in
         accounting principles                1,326      973       756
        Minority interest, net of
         income taxes                             -      (22)        -
        Cumulative effect of changes
         in accounting principles,
         net of income taxes                      -      (35)      (28)
        ----------------------------------------------------------------------
        Net income                           $1,326   $  916    $  728
        ======================================================================

        Net income per share of common
         stock and common stock
         equivalents:
        Before cumulative effect of
         changes in accounting principles    $   3.86 $   3.88  $   3.34
        Cumulative effect of changes in
         accounting principles                   -       (0.14)    (0.12)
        ----------------------------------------------------------------------
        Net income per share of common
         stock and common stock
         equivalents                         $   3.86 $   3.74  $   3.22
        ======================================================================
        Weighted average number of
         common shares outstanding
         and common stock equivalents
         (in millions)                         322.0    237.8     222.8
        ======================================================================

        See Notes to Consolidated Financial Statements.

                                                  The Travelers Inc. and Subsidiaries
                                             Consolidated Statement of Financial Position
                                                       (In millions of dollars)

        December 31,                                                                            1994                   1993
        --------------------------------------------------------------------------------------------------------------------
        Assets
        Cash and cash equivalents
          (including $816 and $914 segregated under federal and
           other brokerage regulations)                                                    $   1,227              $   1,526
        Investments:
           Fixed maturities:
             Available for sale, at market value in 1994 and amortized cost in 1993           27,192                 28,109
             Held to maturity, at amortized cost                                                  96                    177
           Equity securities, at market value                                                    510                    555
           Mortgage loans                                                                      5,416                  7,365
           Real estate held for sale                                                             418                  1,049
           Policy loans                                                                        1,581                  1,367
           Short-term and other                                                                3,907                  3,577
        --------------------------------------------------------------------------------------------------------------------
           Total investments                                                                  39,120                 42,199
        --------------------------------------------------------------------------------------------------------------------
        Securities borrowed or purchased under agreements to resell                           25,655                 13,353
        Brokerage receivables                                                                  8,238                  8,167
        Trading securities owned, at market value                                              6,945                  5,863
        Net consumer finance receivables                                                       6,746                  6,216
        Reinsurance recoverables                                                               5,026                  4,929
        Value of insurance in force and deferred policy acquisition costs                      2,163                  1,996
        Cost of acquired businesses in excess of net assets                                    2,045                  2,162
        Separate and variable accounts                                                         5,162                  4,665
        Other receivables                                                                      4,018                  4,624
        Other assets                                                                           8,952                  5,590
        --------------------------------------------------------------------------------------------------------------------
        Total assets                                                                        $115,297               $101,290
        ====================================================================================================================
        Liabilities
        Investment banking and brokerage borrowings                                        $   4,374              $   3,454
        Short-term borrowings                                                                  2,480                  2,535
        Long-term debt                                                                         7,075                  6,991
        Securities loaned or sold under agreements to repurchase                              21,620                 10,144
        Brokerage payables                                                                     7,807                  7,012
        Trading securities sold not yet purchased, at market value                             4,345                  3,835
        Contractholder funds                                                                  16,392                 17,980
        Insurance policy and claims reserves                                                  27,084                 26,806
        Separate and variable accounts                                                         5,127                  4,642
        Accounts payable and other liabilities                                                10,215                  8,455
        --------------------------------------------------------------------------------------------------------------------
          Total liabilities                                                                  106,519                 91,854
        --------------------------------------------------------------------------------------------------------------------
        ESOP Preferred stock - Series C                                                          235                    235
        Guaranteed ESOP obligation                                                              (97)                   (125)
        --------------------------------------------------------------------------------------------------------------------
                                                                                                 138                    110
        --------------------------------------------------------------------------------------------------------------------
        Stockholders' equity
        Preferred stock ($1.00 par value; authorized shares: 30 million),
         at aggregate liquidation value                                                          800                    800
        Common stock ($.01 par value; authorized shares: 500 million
          issued shares: 1994 - 368,195,609 and 1993 - 368,287,709)                                4                      4
        Additional paid-in capital                                                             6,655                  6,566
        Retained earnings                                                                      4,199                  3,140
        Treasury stock, at cost (1994 - 51,684,618 shares and 1993 - 41,155,405 shares)      (1,553)                 (1,121)
        Unrealized gain (loss) on investment securities and other, net                       (1,465)                    (63)
        --------------------------------------------------------------------------------------------------------------------
          Total stockholders' equity                                                           8,640                  9,326
        --------------------------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity                                          $115,297               $101,290
        ====================================================================================================================

        See Notes to Consolidated Financial Statements.

                                          The Travelers Inc. and Subsidiaries
                               Consolidated Statement of Changes in Stockholders' Equity
                                               (In millions of dollars)


                                                                    Amounts                    Shares (in thousands)
                                                            ------------------------       -----------------------------
Year Ended December 31,                                      1994     1993      1992          1994       1993     1992
                                                            ------------------------       -----------------------------
Preferred Stock at aggregate liquidation value
Balance, beginning of year                                $  800   $  300    $    -         11,200      1,200        -
Issuance of preferred stock                                           500       300                    10,000    1,200
-----------------------------------------------------------------------------------        -----------------------------
Balance, end of year                                         800      800       300         11,200     11,200    1,200
===================================================================================        =============================
Common Stock and Additional Paid-In Capital
Balance, beginning of year                                 6,570    2,150     2,128        368,287    253,524  253,524
Issuance of common stock                                              329                              10,333
Travelers Merger:
  Common stock issued to third party stockholders                   3,265                              85,911
  Common stock issued to subsidiaries of the Company                  595                              18,519
  Premium related to preferred stock, options and other                67
Conversion of debentures                                               17        11
Issuance of common stock warrants                                      25
Cost of issuance of preferred stock                                             (10)
Issuance of shares pursuant to employee benefit plans         85      122        21
Other                                                          4                               (91)
-----------------------------------------------------------------------------------        -----------------------------
Balance, end of year                                       6,659    6,570     2,150        368,196    368,287  253,524
-----------------------------------------------------------------------------------        -----------------------------
Retained Earnings
Balance, beginning of year                                 3,140    2,363     1,720
Net income                                                 1,326      916       728
Common dividends                                            (181)    (113)      (78)
Preferred dividends                                          (86)     (26)       (7)
------------------------------------------------------------------------------------
Balance, end of year                                       4,199    3,140     2,363
------------------------------------------------------------------------------------
Treasury Stock (at cost)
Balance, beginning of year                                (1,121)    (540)     (538)       (41,155)   (31,572) (36,278)
Conversion of debentures                                               81        65                     4,104    4,356
Issuance of shares pursuant to employee benefit
 plans, net of shares tendered for payment of option
 exercise price and withholding taxes                        111      (10)       54          5,318      6,175    6,583
Treasury stock acquired                                     (543)     (58)     (122)       (15,876)    (1,478)  (6,307)
Common stock issued to subsidiaries of the Company                   (595)                            (18,519)
Other                                                                   1         1             28        135       74
-----------------------------------------------------------------------------------        -----------------------------
Balance, end of year                                      (1,553)  (1,121)     (540)       (51,685)   (41,155) (31,572)
------------------------------------------------------------------------------------      ------------------------------
Unrealized Gain (Loss) on Investment Securities
 and Other
Balance, beginning of year                                   (63)     (44)      (30)
Net change in unrealized gains and losses on
  investment securities                                   (1,349)      22         7
Net issuance of restricted stock                            (190)    (103)      (64)
Restricted stock amortization                                136       64        48
Translation adjustments, net                                   1       (2)       (5)
------------------------------------------------------------------------------------
Balance, end of year                                      (1,465)     (63)      (44)
------------------------------------------------------------------------------------
Total common stockholders' equity and common
 shares outstanding                                       $7,840   $8,526    $3,929        316,511    327,132  221,952
===================================================================================       =============================
Total stockholders' equity                                $8,640   $9,326    $4,229
===================================================================================

See Notes to Consolidated Financial Statements.

                                         The Travelers Inc. and Subsidiaries
                                         Consolidated Statement of Cash Flows
                                               (In millions of dollars)
Year Ended December 31,                                                                        1994      1993    1992
---------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Income before income taxes, minority interest and cumulative effect of
 changes in accounting principles                                                           $2,149   $ 1,523  $1,188
Adjustments to reconcile income before income taxes, minority interest and cumulative effect of changes in accounting principles to net cash provided by (used in) operating activities:
    Amortization of deferred policy acquisition costs and value of insurance in force          818       286     423
    Additions to deferred policy acquisition costs                                          (1,005)     (369)   (574)
    Depreciation and amortization                                                              349       125      97
    Provision for credit losses                                                                152       134     165
    Undistributed equity earnings                                                                -      (116)       -
    Changes in:
      Trading securities, net                                                                 (572)   (1,082)   (156)
      Securities borrowed, loaned and repurchase agreements, net                              (826)   (1,591)     62
      Brokerage receivables net of brokerage payables                                          724       863    (252)
      Insurance policy and claims reserves                                                     278       251      29
    Other, net                                                                              (1,171)      522    (190)
---------------------------------------------------------------------------------------------------------------------
Net cash provided by operations                                                                896       546     792
Income taxes paid                                                                             (378)     (403)   (332)
---------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                                    518       143     460
---------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
Consumer loans originated or purchased                                                      (2,789)   (2,673) (2,067)
Consumer loans repaid or sold                                                                2,094     2,108   2,020
Purchases of fixed maturities and equity securities                                         (9,231)   (2,794) (2,014)
Proceeds from sales of investments and real estate:
  Fixed maturities available for sale and equity securities                                  4,219     2,485   1,658
  Mortgage loans                                                                               415         5       8
  Real estate and real estate joint ventures                                                   955         -      -
Proceeds from maturities of investments:
  Fixed maturities                                                                           3,576       231     312
  Mortgage loans                                                                             1,372         6       3
Other investments, primarily short-term, net                                                  (598)    (631)     (18)
Payment for purchase of the Shearson Businesses                                                (69)   (1,296)      -
Payment for net clearing assets transferred                                                      -      (536)      -
Cash acquired in connection with The Travelers Merger                                            -        59       -
Business acquisitions                                                                            -         -    (550)
Business divestments                                                                           679       120     571
Other, net                                                                                    (284)     (274)    (90)
---------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) investing activities                                          339    (3,190)   (167)
---------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
Issuance of preferred stock - series A                                                           -         -     290
Dividends paid                                                                                (267)     (139)    (85)
Issuance of common stock                                                                         -       329       -
Treasury stock acquired                                                                       (543)      (58)   (122)
Issuance of long-term debt                                                                   1,150     2,733     674
Payments and redemptions of long-term debt                                                  (1,033)     (448)   (972)
Net change in short-term borrowings (including investment banking and brokerage borrowings)    865     1,934      17
Contractholder fund deposits                                                                 2,205         -       -
Contractholder fund withdrawals                                                             (3,529)        -       -
Other, net                                                                                      (4)      (50)   (138)
---------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                                       (1,156)    4,301    (336)
---------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents                                                           (299)    1,254     (43)
Cash and cash equivalents at beginning of period                                             1,526       272     315
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                                  $1,227   $ 1,526  $  272
---------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
Cash paid during the period for interest                                                    $1,227   $   674  $  669
Value of assets exchanged for shares of old Travelers                                       $    -   $     -  $  173
=====================================================================================================================

See Notes to Consolidated Financial Statements.

                         The Travelers Inc. and Subsidiaries
                     Notes to Consolidated Financial Statements

       1. Business Acquisitions
          ---------------------

          The Travelers Acquisition
          In December 1992, Primerica Corporation (Primerica), the predecessor to The Travelers Inc., acquired approximately 27% of the common stock of The Travelers Corporation (old Travelers) (the Acquisition). During 1993 this investment was accounted for on the equity method.

          The Travelers Merger
          On December 31, 1993, Primerica acquired the approximately 73% of old Travelers common stock it did not already own (the Merger). Old Travelers was merged into Primerica, and concurrently, Primerica changed its name to The Travelers Inc. which, together with its subsidiaries, is hereinafter referred to as the Company. The old Travelers businesses acquired are hereinafter referred to as old Travelers or The Travelers Insurance Group. As consideration for the Merger, the Company issued .80423 shares of its common stock for each old Travelers common share then outstanding. The total purchase price of $3.398 billion is comprised of $3.265 billion, representing the fair value of the approximately 86 million newly issued common shares, plus the premium over book value related to the two issues of old Travelers preference stock exchanged in the Merger (see Note 14) and certain other acquisition costs.

          The assets and liabilities of old Travelers are reflected in the Consolidated Statement of Financial Position at December 31, 1993 on a fully consolidated basis at management's then best estimate of their fair values. Evaluation and appraisal of assets and liabilities, including investments, the value of insurance in force, reinsurance recoverable, other insurance assets and liabilities and related deferred income tax was completed during 1994. The excess of the purchase price over the estimated fair value of net assets was $917 million and is being amortized over 40 years.

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

          The Shearson Acquisition
          On July 31, 1993, the Company acquired the domestic retail brokerage and asset management businesses (the Shearson Businesses) of Shearson Lehman Brothers Holdings Inc. (LBI), a subsidiary of American Express Company (American Express), for approximately $2.1 billion, representing $1.6 billion for the net assets acquired plus approximately $500 million of cash required to be segregated for
          customers under commodities regulations.   The businesses acquired
          were combined with the operations of Smith Barney, Harris Upham & Co. Incorporated, and the combined firm has been named Smith Barney Inc. which is a subsidiary of Smith Barney Holdings Inc. (Smith Barney). The acquisition was accounted for under the purchase method of accounting, and the consolidated financial statements include the results of the Shearson Businesses from the date of acquisition. Payment for the net assets consisted of approximately $900 million in cash, $125 million in the form of convertible preferred stock of the Company, $25 million in the form of warrants to purchase common stock of the Company and the balance in notes to LBI. In addition, Smith Barney has agreed to pay American Express additional amounts that are contingent upon the new unit's performance, consisting of up to $50 million per year for three years based on Smith Barney's revenues and 10% of Smith Barney's after tax profits in excess of $250 million per year over a five year period. Additional consideration paid during 1994 amounted to $69 million and Smith Barney expects to pay approximately $50 million in the first quarter of 1995. The contingent consideration will be accounted for prospectively, as additional purchase price, which will result in amortization over periods of up to 20 years. Evaluation and appraisal of assets and liabilities, including the value of identifiable intangible assets and liabilities assumed, was completed during 1994. As a result of the acquisition of the Shearson Businesses, the Company recorded a provision in the third quarter of 1993 of $65 million after-tax relating primarily to the elimination of duplicate facilities, severance and other personnel-related costs.

          In conjunction with the acquisition of the Shearson Businesses, Smith Barney entered into a securities clearing agreement with LBI (the Clearing Agreement) effective August 2, 1993, pursuant to which Smith Barney has agreed to carry and clear, on a fully disclosed basis, all customer accounts introduced by LBI and, on a correspondent basis, LBI's proprietary accounts. LBI transferred at cost approximately $8.6 billion of assets and $7.787 billion of liabilities to Smith Barney in connection with the Clearing Agreement. Payment for these net assets of $813 million consisted of approximately $536 million in cash and the remainder in notes to LBI. The Clearing Agreement is terminating in early 1995, and assets and liabilities related to the Clearing Agreement are being transferred to LBI in exchange for cash equal to the net assets.
          At December 31, 1994, $11.855 billion of assets and $10.428 billion of liabilities related to the Clearing Agreement are included in the Consolidated Statement of Financial Position.

          Supplemental Information to the Consolidated Statement of Cash Flows Relating to Acquisitions

          Noncash investing and financing transactions relating to the above transactions that are not reflected in the Consolidated Statement of Cash Flows for the year ended December 31, 1993 are listed below.

             (millions)                          Travelers  Shearson
                                                 ---------  ---------
             Fair value of assets acquired,      $40,922     $4,811
             excluding cash acquired
             Liabilities assumed                 (37,642)    (2,779)
             Issuance of notes                         -       (586)
             Equity securities issued             (3,339)      (150)
                                                 -------     ------

             Cash payment (acquired)              $  (59)    $1,296
                                                 =======     ======


       2. Summary of Significant Accounting Policies
          ------------------------------------------

          Changes in Accounting Principles

          FAS 115. Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (FAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which addresses accounting and reporting for investments in equity securities that have a readily determinable fair value and for all debt securities. Debt securities that the Company has the positive intent and ability to hold to maturity have been classified as "held to maturity" and have been reported at amortized cost. Investment securities that are not classified as "held to maturity" have been classified as "available for sale" and are reported at fair value, with unrealized gains and losses, net of income taxes, charged or credited directly to stockholders' equity. Previously, securities classified as available for sale were carried at the lower of aggregate cost or market value. Initial adoption of this standard resulted in a net increase of $214 million (net of taxes) to net unrealized gains on investment securities which is included in stockholders' equity.

          FAS 106. In 1993, the Company adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (FAS
          106). As required, the Company changed its method of accounting for retiree benefit plans effective January 1, 1993, to accrue for the Company's share of the costs of postretirement benefits over the service period rendered by employees. Previously these benefits were charged to expense when paid. The Company elected to recognize immediately the liability for postretirement benefits as the cumulative effect of a change in accounting principle. This resulted in a noncash after-tax charge to net income of $17 million ($25 million pre-tax) or $0.07 per share. See Note 17 for additional information relating to FAS 106.

          FAS 112. In 1993, the Company adopted FAS No. 112, "Employers' Accounting for Postemployment Benefits" (FAS 112), with retroactive application to January 1, 1993. FAS 112 establishes accounting standards for employers who provide benefits to former or inactive employees after employment, but before retirement. For the Company these benefits are principally disability-related benefits and severance. The statement requires employers to recognize the cost of the obligation to provide these benefits on an accrual basis, and employers must implement FAS 112 by recognizing a cumulative effect of a change in accounting principle. This resulted in a noncash after-tax charge to net income of $18 million ($29 million pre-tax) or $0.07 per share.

          FAS 113. In the first quarter of 1993, the Company adopted FAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts". FAS 113 requires the reporting of reinsurance receivables and prepaid reinsurance premiums as assets and precludes the immediate recognition of gains for all reinsurance contracts unless the liability to the policyholder has been extinguished. Adoption of FAS 113 did not have an impact on the Company's earnings; however, assets and liabilities increased by like amounts. See Note 12 for additional reinsurance disclosures.

          Interpretations 39 and 41. Effective January 1, 1994, the Company adopted Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" (Interpretation 39). The general principle of Interpretation 39 states that amounts due from and due to another party may not be offset in the balance sheet unless a right of setoff exists and the parties intend to exercise the right of setoff. In December 1994, the Financial Accounting Standards Board issued Interpretation No. 41 "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" (Interpretation 41). This Interpretation modifies Interpretation 39 to permit offsetting in the statement of financial position of payables and receivables that represent repurchase agreements and reverse repurchase agreements that meet
          certain conditions.   Implementation of Interpretations 39 and 41
          did not have a material impact on the Company's financial position.

          Accounting Policies

          Principles of Consolidation. The consolidated financial statements include the accounts of The Travelers Inc. and its subsidiaries. Results of operations prior to 1994 exclude the amounts of The Travelers Insurance Group except that results for 1993 include the Company's equity in earnings related to the 27% purchase. Unconsolidated entities in which the Company has at least a 20% interest are accounted for on the equity method. The minority interest in 1993 represents the old Travelers' interest in Gulf Insurance Company (Gulf). Significant intercompany transactions and balances have been eliminated.

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

          Investments are owned principally by the insurance subsidiaries. Fixed maturities include bonds, notes and redeemable preferred stocks. Equity securities include common and non-redeemable preferred stocks. Fixed maturities classified as "held to maturity" represent securities that the Company has both the ability and the intent to hold until maturity and are carried at amortized cost. Fixed maturity securities classified as "available for sale" and equity securities are carried at market values that are based primarily on quoted market prices. The difference between amortized cost and market values of such securities net of applicable income taxes is reflected as a component of
          stockholders' equity.   Real estate held for sale is carried at the
          lower of cost or fair value. Fair values are established by appraisers, both internal and external, using discounted cash flow analyses and other acceptable techniques. Mortgage loans are carried at amortized cost. Policy loans are carried at unpaid balances which do not exceed the net cash surrender value of the related insurance policies. Short-term investments are carried at cost, which approximates market. Realized gains and losses on sales of investments and unrealized losses considered to be other than temporary, determined on a specific identification basis, are included in other income.

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

          Income taxes have been provided for in accordance with the provisions of FAS No. 109, "Accounting for Income Taxes" (FAS 109), which was adopted effective January 1, 1992. The Company and its wholly owned domestic non-life insurance subsidiaries file a consolidated federal income tax return. All but one of the life insurance subsidiaries are included in their own consolidated federal income tax return. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes.

          Income taxes are not provided for on the Company's life insurance subsidiaries' retained earnings designated as "policyholders' surplus" because such taxes will become payable only to the extent such retained earnings are distributed as a dividend or exceed limits prescribed by federal law. Distributions are not contemplated from this portion of the life insurance companies' retained earnings, which aggregated $971 million (subject to a tax effect of $340 million) at December 31, 1994.

          Earnings per common share is computed after recognition of preferred stock dividend requirements and is based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect of common stock warrants and stock options and the incremental shares assumed issued under the Capital Accumulation Plan and other restricted stock plans. Fully diluted earnings per common share, assuming conversion of all outstanding convertible notes and debentures, the maximum dilutive effect of common stock equivalents and conversion of the 5.5% convertible preferred stock, has not been presented because the effects are not material. The fully diluted earnings per common share computation for the years ended December 31, 1994, 1993 and 1992 would entail adding the number of shares issuable on conversion of the other debentures (zero and 2 million and 4 million shares, respectively), the additional common stock equivalents (2 million, zero and 1 million shares respectively) and the assumed conversion of the 5.5% convertible preferred stock (3 million, 2 million, and zero shares, respectively) to the number of shares included in the earnings per common share calculation (resulting in a total of 327 million, and 242 million and 228 million shares, respectively) and eliminating the after-tax interest expense related to the conversion of other debentures (zero, $3 million and $7 million, respectively) and the elimination of the 5.5% convertible preferred stock dividends ($7 million, $3 million, and zero, respectively).

          Financial Instruments - Disclosures. Included in the Notes to Consolidated Financial Statements are various disclosures relating to financial instruments having off-balance sheet risk. These disclosures indicate the magnitude of the Company's involvement in such activities, and reflect the instruments at their face, contract or notional amounts. The Notes to Consolidated Financial Statements also include various disclosures relating to the methods and assumptions used to estimate fair value of each material type of financial instrument. The carrying value of short-term financial instruments approximates fair value because of the relatively short period of time between the origination of the instruments and their expected realization. The carrying value of receivables and payables arising in the ordinary course of business approximates fair market value. The fair value assumptions were based upon subjective estimates of market conditions and perceived risks of the financial instruments at a certain point in time. Disclosed fair values for financial instruments do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

          Derivative Financial Instruments.   Information concerning
          derivative financial instruments and the accounting policies related thereto is included in Note 19 of Notes to Consolidated Financial Statements.

          Accounting Standards Not Yet Adopted

          FAS 114 and FAS 118. FAS No. 114, "Accounting by Creditors for Impairment of a Loan," and FAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," describe how impaired loans should be measured when determining the amount of a loan loss accrual. These Statements also amend existing guidance on the measurement of restructured loans in a troubled debt restructuring involving a modification of terms. The adoption of these statements, effective January 1, 1995, will not have a material effect on results of operations or financial position.

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

          Other assets include the value of management advisory contracts, which is being amortized on the straight-line method over periods ranging from twelve to thirty years.

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

          Value of insurance in force represents the actuarially determined present value of anticipated profits to be realized from life and accident and health business on insurance in force at the date of the Company's acquisition of its insurance subsidiaries using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force acquired prior to December 31, 1993 is amortized over the premium paying periods in relation to anticipated premiums. The value of insurance in force relating to The Travelers Insurance Group merger was the actuarially determined present value of the projected future profits discounted at interest rates ranging from 14% to 18% for the business acquired. The value of the business in force is amortized over the contract period using current interest crediting rates to accrete interest and using amortization methods based on the specified products. Traditional life insurance is amortized over the period of anticipated premiums; universal life in relation to estimated gross profits; and annuity contracts employing a level yield method. The value of insurance in force is reviewed periodically for recoverability to determine if any adjustment is required.

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

          Other receivables include receivables related to retrospectively rated policies on property-casualty business, net of allowance for estimated uncollectible amounts.

          Insurance policy and claims reserves represent liabilities for future insurance policy benefits. Insurance reserves for traditional life insurance, annuities, and accident and health policies have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 2.5% to 12%, including adverse deviation. These assumptions consider company experience and industry standards and may be revised if it is determined that future experience will differ substantially from that previously assumed. Property-casualty reserves include (1) unearned premiums representing the unexpired portion of policy premiums, and (2) estimated provisions for both reported and unreported claims incurred and related expenses. The reserves are regularly adjusted based on experience. Included in the insurance policy and claims reserves in the Consolidated Statement of Financial Position at December 31, 1994 and 1993 are $793 million and $803 million, respectively, of property-casualty loss reserves related to workers' compensation that have been discounted using an interest rate of 5%.

          In determining benefit and loss reserves, the Company carries on a continuing review of its overall position, its reserving techniques and reinsurance. Reserves for property-casualty insurance losses represent the estimated ultimate unpaid cost of all incurred property and casualty claims. Since the reserves are based on estimates, the ultimate liability may be more or less than such reserves. The effects of changes in such estimated reserves are included in the results of operations in the period in which the estimates are changed.

          Contractholder funds represent receipts from the issuance of universal life, pension investment and certain individual annuity contracts. Such receipts are considered deposits on investment contracts that do not have substantial mortality or morbidity risk. Account balances are increased by interest credited and reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Calculations of contractholder account balances for investment contracts reflect lapse, withdrawal and interest rate assumptions (ranging from 3.4% to 8%) based on contract provisions, the Company's experience and industry standards. Contractholder funds also include other funds that policyholders leave on deposit with the Company.

          Permitted Statutory Accounting Practices. The Travelers Insurance Group Inc. and its subsidiaries, domiciled principally in Connecticut and Massachusetts, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of those states. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The impact of any permitted accounting practices on statutory surplus is not material.

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


       3. Sales of Subsidiaries and Affiliates
          ------------------------------------

          During 1994, gains on sale of subsidiaries and affiliates totaled $254 million pre-tax and consisted of the sale in December of American Capital Management & Research Inc. (American Capital) ($162 million), the sale in November of Smith Barney's investment in HG Asia Holdings Ltd. ($34 million), the sale in October of Bankers and Shippers Insurance Company ($30 million), and the sale in December of the group dental insurance business of The Travelers Insurance Company (TIC) ($28 million).

          During 1992, gains on sale of stock of subsidiaries and affiliates totaled $188 million pre-tax and consisted principally of the sale of Margaretten & Company, Inc. ($83 million) and the sale of a substantial portion of the Company's investment in Fingerhut Companies, Inc. (Fingerhut) ($87 million pre-tax). Fingerhut's results of operations were included with those of the Company on a consolidated basis through December 31, 1991. During 1992 the remaining investment in Fingerhut was accounted for as an equity investment, with the Company's share of earnings reflected in "Other Income." In 1993 the Company sold its remaining interest in Fingerhut.

          On January 3, 1995, the Company completed the sale of its group life and related businesses to Metropolitan Life Insurance Company (MetLife), and completed the formation of The MetraHealth Companies, Inc. (MetraHealth), a joint venture of the medical businesses of TIC and MetLife.

          The Company sold its group life business as well as related non-medical group insurance businesses to MetLife for $350 million.
          The assets transferred included customer lists, books and records, and furniture and equipment. In connection with the sale, TIC ceded 100% of its risks in the group life and related businesses to MetLife on an indemnity reinsurance basis, effective January 1, 1995. In connection with the reinsurance transaction, TIC transferred assets with a fair market value of approximately $1.5 billion to MetLife, equal to the statutory reserves and other liabilities transferred.

          On January 3, 1995, TIC and MetLife, and certain of their affiliates formed the MetraHealth joint venture by contributing their medical businesses to MetraHealth, in exchange for shares of common stock of MetraHealth. The assets transferred included cash, fixed assets, customer lists, books and records, certain trademarks and other assets used exclusively or primarily in the medical businesses. TIC also contributed all of the capital stock of its wholly owned subsidiary, The Travelers Employee Benefits Company, to MetraHealth. The total contribution amounted to $448 million at carrying value on the date of contribution. No gain was recognized upon the formation of the joint venture. Upon formation of the joint venture TIC and its affiliates owned 50% of the outstanding capital stock of MetraHealth, and the other 50% was owned by MetLife and its affiliates.

          In connection with the formation of the joint venture, the transfer of the fee based medical business (Administrative Services Only) and other noninsurance business to MetraHealth was completed on January 3, 1995. As the medical insurance business of The Travelers Insurance Group comes due for renewal, and after obtaining regulatory approvals, the risks will be transferred to MetraHealth. In the interim the related operating results for this medical insurance business will be reported by The Travelers Insurance Group.

          All of the businesses sold to MetLife or contributed to MetraHealth were included in the Company's Managed Care and Employee Benefits Operations (MCEBO). Revenues and net income from MCEBO for the year ended 1994 amounted to $3.522 billion and $169 million, respectively. Beginning in 1995 the

          Company's results will reflect the medical insurance business not yet transferred, plus its equity interest in the earnings of MetraHealth.

       4. Business Segment Information
          ----------------------------

          The Company is a diversified financial services company engaged in investment services, life and property and casualty insurance services and consumer finance. Data relating to results of operations prior to 1994 exclude the amounts of old Travelers except that Corporate and Other results for 1993 include the equity earnings relating to the 27% purchase of old Travelers in December 1992 (see Note 1). Data relating to identifiable assets in 1992 exclude amounts for old Travelers. The following table presents certain information regarding these industry segments:

                   (millions)                                              1994                1993             1992
                                                                           ----                ----             ----
                   Revenues
                   Investment Services                                   $5,690              $3,524           $1,822
                   Life Insurance Services                                7,010               1,585            1,505
                   Property & Casualty Insurance Services                 4,538                 315              316
                   Consumer Finance Services                              1,239               1,193            1,158
                   Corporate and Other                                     (12)                 180              324
                                                                         ------               -----            -----
                                                                        $18,465              $6,797           $5,125
                                                                         ======               =====            =====
                   Income before income taxes, minority
                    interest and cumulative effect of
                    changes in accounting principles
                   Investment Services                                  $   732              $  592           $  321
                   Life Insurance Services                                  926                 428              356
                   Property & Casualty Insurance Services                   307                  65               80
                   Consumer Finance Services                                356                 360              305
                   Corporate and Other                                    (172)                  78              126
                                                                          -----               -----            -----
                                                                        $ 2,149              $1,523           $1,188
                                                                          =====               =====            =====

                   Income before cumulative effect of changes
                    in accounting principles
                   Investment Services                                  $   422              $  336           $  191
                   Life Insurance Services                                  590                 265              233
                   Property & Casualty Insurance Services
                     (after minority interest of $22 in 1993)               249                  23               54
                   Consumer Finance Services                                227                 232              198
                   Corporate and Other                                    (162)                  95               80
                                                                         ------               -----            -----
                                                                         $1,326              $  951           $  756
                                                                         ======               =====            =====

                   Identifiable assets
                   Investment Services                                $  45,618            $ 31,864          $10,439
                   Life Insurance Services                               38,473              40,300            4,727
                   Property & Casualty Insurance Services                22,663              20,515              885
                   Consumer Finance Services                              7,729               7,155            6,495
                   Corporate and Other                                      814               1,456            1,605
                                                                       --------            --------           ------
                                                                       $115,297            $101,290          $24,151
                                                                        =======             =======           ======

          The Investment Services segment consists of investment banking, securities brokerage, asset management and other financial services provided through Smith Barney and its subsidiaries, investment management services provided by RCM Capital Management and mutual fund management and distribution services provided through American Capital (sold in December 1994, see Note 3).

          The Life Insurance Services segment includes individual and group life insurance, accident and health insurance, annuities and investment products, which are offered primarily through The Travelers Insurance Company and Primerica Financial Services (PFS).

          The Property & Casualty Insurance Services segment provides property-casualty insurance, including workers' compensation, liability, automobile, property and multiple-peril to businesses and other institutions and automobile and homeowners insurance to individuals. Property-casualty insurance policies are issued primarily by The Travelers Indemnity Company and its subsidiary and affiliated property-casualty insurance companies, which now include Gulf Insurance Company.

          The Consumer Finance Services segment includes consumer lending (including secured and unsecured personal loans, real estate-secured loans and consumer financing) and credit cards. Also included in this segment are credit-related insurance services provided through American Health and Life Insurance Company (AHL).

          Corporate and Other consists of corporate staff and treasury operations, certain corporate income and expenses that have not been allocated to the operating subsidiaries, including gains and losses from the sale of stock of subsidiaries and affiliates, the Company's approximately 27% interest in old Travelers during 1993 and the results of Fingerhut for 1992.

          Cumulative effect of changes in accounting principles, and capital expenditures for property, plant and equipment and related depreciation expense are not material to any of the business segments. Intersegment sales and international operations are not significant.

          For gains and special charges included in each segment, see Management's Discussion and Analysis of Financial Condition and Results of Operations.

       5.   Investments
            -----------

          Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment.

       The amortized cost and estimated market values of investments in fixed maturities were as follows:


                                      Available for Sale                               Held to Maturity
                         ---------------------------------------------    ---------------------------------------------
                          Amortized    Gross Unrealized      Market         Amortized   Gross Unrealized   Market
                                     ---------------------                            ---------------------
December 31, 1994           Cost       Gains      Losses     Value            Cost       Gains    Losses   Value
-----------------        ---------------------------------------------    ---------------------------------------------

(millions)
Mortgage-backed
 securities-principally
 obligations of U.S.
 Government agencies        $ 5,227         $ 3    $(401)    $ 4,829              $84       $12      $ -    $  96

U.S. Treasury
 securities
 and obligations of
 U.S. Government
 corporations
 and agencies                 4,652           4     (426)      4,230                -         -        -        -

Obligations of states
 and political
 subdivisions                 4,093           5     (369)      3,729                6         -        -        6

Debt securities issued
 by foreign governments         562           1      (32)        531                -         -        -        -

Corporate securities         14,724          22     (873)     13,873                6         -        -        6
                         ---------------------------------------------    ---------------------------------------------
   Totals                   $29,258         $35   $(2,101)   $27,192              $96       $12      $ -     $108
                         =============================================    =============================================

                                      Available for Sale                               Held to Maturity
                         ---------------------------------------------    ---------------------------------------------
                          Amortized    Gross Unrealized      Market         Amortized   Gross Unrealized   Market
                                     ---------------------                            ---------------------
December 31, 1993           Cost       Gains      Losses     Value            Cost       Gains    Losses   Value
-----------------        ---------------------------------------------    ---------------------------------------------

(millions)

Mortgage-backed
 securities-principally
 obligations of U.S.
 Government agencies        $ 5,754        $ 26   $(27)    $ 5,753            $118        $22      $ -   $  140

U.S. Treasury
 securities
 and obligations of
 U.S. Government
 corporations
 and agencies                 4,556          82    (11)      4,627              20          -        -       20
Obligations of states
 and political
 subdivisions                 3,062          38     (1)      3,099               7          1        -        8

Debt securities issued
by foreign governments          535           8       -        543               6          -        -        6

Corporate securities         14,202         249    (35)     14,416              26          1        -       27
                         ---------------------------------------------    ---------------------------------------------
   Totals                   $28,109        $403   $(74)    $28,438            $177        $24       $-     $201
                         =============================================    =============================================

       The amortized cost and estimated market value at December 31, 1994 by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                        Estimated
       (millions)                              Amortized  Market
                                                   Cost    Value
                                                -------- --------
       Due in one year or less                   $ 1,508  $ 1,484
       Due after one year through five years       6,977    6,643
       Due after five years through ten years      8,342    7,758
       Due after ten years                         7,216    6,490
                                                  ------   ------
                                                  24,043   22,375
       Mortgage-backed securities                  5,311    4,925
                                                  ------   ------
                                                 $29,354  $27,300
                                                  ======   ======

       Realized gains and losses on fixed maturities for the years ended December 31, were as follows:

       (millions)                         1994      1993     1992
                                          ----      ----     ----

       Realized gains
         Pre-tax                          $ 52      $168     $ 61
                                           ---       ---      ---
         After-tax                        $ 34      $109     $ 40
                                           ---       ---      ---
       Realized losses
         Pre-tax                          $201      $  2     $  1
                                           ---       ---      ---
         After-tax                        $131      $  1    $   -
                                           ---       ---     ----

       Net realized gains on equity securities and other investments, after-tax, amounted to $18 million, $14 million and $25 million for the years ended December 31, 1994, 1993 and 1992, respectively. Net unrealized gains (losses) on equity securities at December 31, 1994 and 1993 were $(6) million and $42 million, respectively.

       The Company had industry concentrations of corporate bonds and fixed income securities at December 31 as follows:

       (millions)                                   1994     1993
                                                  ------   ------

       Finance                                    $2,040   $2,234
       Banking*                                   $1,718   $1,607
       Electric utilities                         $1,676   $1,850

       * Includes $547 million in 1994 and $515 million in 1993 of primarily short-term investments and cash equivalents issued by foreign banks.

       At December 31, significant concentrations of mortgage loans and real estate were for properties located in highly populated areas in the states listed below:

                                 Mortgage Loans             Real Estate
                           -------------------------  -------------------------
       (millions)              1994      1993           1994     1993
                               ----      ----           ----     ----

       California            $1,246    $1,471           $ 11    $  33
       New York              $  589    $  836           $129    $  90
       Texas                 $  395    $  600           $ 79    $ 192
       Florida               $  435    $  583           $ 15    $ 111
       Illinois              $  375    $  517           $ 48    $  88

       Other mortgage loan and real estate investments are dispersed throughout the United States, with no combined holdings in any other state exceeding $400 million.


       Aggregate annual maturities on mortgage loans are as follows:


           (millions)

           Past maturity                        $  219
           1995                                    734
           1996                                    508
           1997                                    590
           1998                                    671
           1999                                    640
           Thereafter                            2,054
                                                ------
                                                $5,416
                                                ======


    6.  Securities Borrowed, Loaned and Subject to Repurchase Agreements
        ----------------------------------------------------------------

        Securities borrowed or purchased under agreements to resell, at their respective carrying values, consisted of the following at December 31:

                (millions)                     1994          1993
                                            -------       -------

                Resale agreements (by
                  counterparty)
                    Brokers and dealers     $ 3,703       $ 2,340
                    Commercial banks,
                      foreign banks
                      and savings and loans   2,799           555
                    Other                     1,804         1,386
                                            -------       -------
                    Total resale agreements   8,306         4,281
                    Deposits paid for
                     securities borrowed     17,349         9,072
                                            -------       -------
                                            $25,655       $13,353
                                            =======       =======

        Securities loaned or sold under agreements to repurchase, at their respective carrying values, consisted of the following at December 31:


               (millions)                        1994         1993
                                             --------      -------

               Repurchase agreements (by
                counterparty)
                   Brokers and dealers       $ 4,910       $ 1,904
                   Commercial banks, foreign
                     banks and
                     savings and loans         2,852         1,600
                   Municipalities              3,023           301
                   Corporations                1,145           517
                   Other                       2,692           953
                                              ------        ------
                 Total repurchase agreements  14,622         5,275
               Deposits received for
                 securities loaned             6,998         4,869
                                              ------        ------
                                             $21,620       $10,144
                                              ======        ======


        The resale and repurchase agreements represent collateralized financing transactions used to generate net interest income and facilitate trading activity. These instruments are short-term in nature (usually 30 days or less) and are collateralized principally by U.S. Government and mortgage-backed securities. The carrying amounts of these instruments approximate fair value because of the relatively short period of time between the origination of the instruments and their expected realization.


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

        The Company seeks to protect itself from the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. Margin levels are monitored daily, and customers deposit additional collateral as required. Where customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the customer into compliance with the required margin level.

        Exposure to credit risk is impacted by market volatility, which may impair the ability of clients to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers and brokers and dealers engaged in forward and futures and other transactions deemed to be credit-sensitive.

        Brokerage receivables and brokerage payables, which arise in the normal course of business, consisted of the following at December 31:

             (millions)                                             1994             1993
                                                                    ----            -----
             Receivables from brokers and dealers                 $  736           $1,063
             Receivables from customers                            7,502            7,104
                                                                   -----            -----
               Total brokerage receivables                        $8,238           $8,167
                                                                   =====            =====


             Payables to brokers and dealers                      $1,159           $1,841
             Payables to customers                                 6,648            5,171
                                                                   -----            -----
               Total brokerage payables                           $7,807           $7,012
                                                                   =====            =====

        Included in payables to brokers and dealers as of December 31, 1994 and 1993 is approximately $338 million and $966 million, respectively, of payables due LBI in connection with LBI's proprietary transactions.


    8.  Trading Securities
        ------------------

        Trading securities at market value consisted of the following at December 31:

                                                                   1994                                 1993
                                                    ----------------------------------    ----------------------------------
                                                                         Securities                           Securities
                                                                            Sold                                 Sold
                                                       Securities          Not Yet          Securities          Not Yet
              (millions)                                  Owned           Purchased           Owned            Purchased
                                                    --------------    ----------------    -------------    -----------------
              Obligations of U.S. Government and
                agencies                                   $3,670             $3,658            $2,233             $3,258

              State and municipal obligations                 978                 16               839                 42

              Corporate debt and collateralized
                mortgage obligations                        1,688                424             2,214                198

              Corporate convertibles, equities
                and other securities                          609                247               577                337
                                                            -----              -----             -----              -----

                                                           $6,945             $4,345            $5,863             $3,835
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

    9.  Consumer Finance Receivables
        ----------------------------

        Consumer finance receivables, net of unearned finance charges of $674 million and $613 million at December 31, 1994 and 1993, respectively, consisted of the following:

        (millions)                                 1994     1993
                                                   ----    -----

        Real estate-secured loans                $2,845   $2,706
        Personal loans                            2,875    2,495
        Credit cards                                712      697
        Sales finance and other                     453      444
                                                  -----   ------
        Consumer finance receivables              6,885    6,342
        Accrued interest receivable                  43       42
        Allowance for credit losses                (182)    (168)
                                                  -----   ------
        Net consumer finance receivables         $6,746   $6,216
                                                  =====   ======

       An analysis of the allowance for credit losses on consumer finance receivables at December 31, was as follows:

          (millions)                               1994      1993   1992
                                                   ----     -----   ----

          Balance, January 1                       $168   $  169  $  167
          Provision for credit losses               152      134     165
          Amounts written off                      (163)    (163)   (184)
          Recovery of amounts previously written off 25       23      21
          Allowance on receivables purchased          -        5       -
                                                  -----   ------  ------
          Balance, December 31                   $  182   $  168  $  169
                                                  =====    =====   =====
          Net outstandings                       $6,885   $6,342  $5,788
                                                  =====    =====   =====
          Ratio of allowance for credit losses
            to net outstandings                   2.64%    2.64%   2.91%
                                                  ====     ====    ====

        Contractual maturities of receivables before deducting unearned finance charges and excluding accrued interest were as follows:

                                          Receivables
                                          Outstanding                                                       Due
            (millions)                    December 31,       Due         Due        Due         Due        After
                                              1994          1995        1996       1997        1998         1998
                                          -----------     ------      ------     ------      ------       ------
            Real estate-secured loans       $2,908        $  185      $  191    $   200      $  206       $2,126
            Personal loans                   3,400         1,046         931        717         414          292
            Credit cards                       711            62          57         52          47          493
            Sales finance and other            540           245         133         67          36           59
                                             -----         -----       -----      -----       -----        -----
                Total                       $7,559        $1,538      $1,312     $1,036      $  703       $2,970
                                             =====         =====       =====      =====       =====        =====
            Percentage                        100%           20%         18%        14%          9%          39%
                                             =====         =====       =====      =====       =====        =====

        Contractual terms average 12 years on real estate-secured loans and 4 years on personal loans. Experience has shown that a substantial amount of the receivables will be renewed or repaid prior to contractual maturity dates. Accordingly, the foregoing tabulation should not be regarded as a forecast of future cash collections.

        The Company has a geographically diverse consumer finance loan portfolio. At December 31, the distribution by state was as follows:

                                                    1994     1993
                                                    ----   ------
        Ohio                                         13%      13%
        North Carolina                               10%      10%
        South Carolina                                7%       7%
        Pennsylvania                                  6%       6%
        Maryland                                      5%       6%
        California                                    5%       5%
        Texas                                         5%       5%
        All other states*                            49%      48%
                                                    ----     ----
          Total                                     100%     100%
                                                    ====     ====

        * None of the remaining states individually accounts for more than 4% of total consumer finance receivables.

        The estimated fair value of the consumer finance receivables portfolio depends on the methodology selected to value such portfolio (i.e., exit value versus entry value). Exit value represents a valuation of the portfolio based upon sales of comparable portfolios which takes into account the value of customer relationships and the current level of funding costs. Under the exit value methodology, the estimated fair value of the receivables portfolio at December 31, 1994 is approximately $618 million above the recorded carrying value. Entry value is determined by comparing the portfolio yields to the yield at which new loans are being originated. Under the entry value methodology, the estimated fair value of the receivables portfolio at December 31, 1994 is approximately equal to the aggregate carrying value due to the increase in variable rate receivables whose rates are periodically reset and the fact that the average yield on fixed rate receivables is approximately equal to that on new fixed rate loans made at year end 1994. Fair values included in Note 20 are based on the exit value methodology.

    10. Debt
        ----

        Investment banking and brokerage borrowings consisted of the following at December 31:

        (millions)                                1994      1993
                                                  ----      ----

        Commercial paper                        $2,455    $1,401
        Secured borrowings                         185       105
        Unsecured borrowings                     1,141       693
        Notes to LBI                               593     1,255
                                                 -----     -----
                                                $4,374    $3,454
                                                 =====     =====
        Weighted average interest rate
         at end of period, excluding
         non-interest bearing balances           5.8%      3.3%
                                                 =====     ====

        Investment banking and brokerage borrowings are short-term and include commercial paper, secured and unsecured bank loans used to finance Smith Barney's operations, including the securities settlement process, and notes issued to LBI inconnection with the Shearson Businesses acquired. The secured and unsecured bank loans bear interest at fluctuating rates based primarily on the federal funds interest rate. Notes payable to LBI at December 31, 1994 represent a non-interest bearing note (the Clearing Note) outstanding in connection with LBI's activities under the Clearing Agreement. The Clearing Note, which matures upon termination of the Clearing Agreement (see Note 1), fluctuates daily based on LBI's borrowing activities. Notes payable to LBI at December 31, 1993 also included a $586 million variable rate note which was issued as partial payment for the businesses acquired and was repaid in January 1994. In 1993, Smith Barney put in place a commercial paper program that consists of both discounted and interest bearing paper and is currently authorized up to $2.5 billion. Smith Barney also has substantial borrowing arrangements consisting of facilities that it has been advised are available, but where no contractual lending obligation exists.

        At December 31, 1994 and 1993, the market value of the securities pledged as collateral for short-term brokerage borrowings was $229 million and $124 million, respectively, including $163 million of customer margin securities at December 31, 1994.

        At December 31, short-term borrowings consisted of commercial paper outstanding with weighted average interest rates as follows:


            (millions)                                              1994                          1993
                                                         --------------------------   ----------------------------
                                                         Outstanding  Interest Rate    Outstanding   Interest Rate
                                                         -----------  -------------    -----------   -------------
            The Travelers Inc.                              $  101        5.83%           $329           3.43%
            Commercial Credit Company                        2,305        5.89%          2,206           3.34%
            The Travelers Insurance Company                     74        6.02%              -
                                                             -----                       -----
                                                            $2,480                      $2,535
                                                             =====                       =====

        The Travelers Inc. (the Parent), Commercial Credit Company (CCC) and The Travelers Insurance Company (TIC) issue commercial paper directly to investors. Each maintains unused credit availability under its respective bank lines of credit at least equal to the amount of its outstanding commercial paper. Each may borrow under its revolving credit facilities at various interest rate options and compensates the banks for the facilities through commitment fees.

        In 1994 the Parent, CCC and TIC entered into an agreement with a syndicate of banks to provide $1.5 billion of revolving credit, to be allocated to any of the Parent, CCC or TIC. The participation of TIC in this agreement is limited to $300 million. The revolving credit facility consists of a 364-day revolving credit facility in the amount of $300 million and a 5-year revolving credit facility in the amount of $1.2 billion. At December 31, 1994, $650 million was allocated to the Parent, $650 million was allocated to CCC and $200 million was allocated to TIC. Under this facility the Company is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). At December 31, 1994, the Company exceeded this requirement by approximately $2.7 billion.

        At December 31, 1994, CCC also had committed and available revolving credit facilities on a stand alone basis of $2.360 billion, of which $600 million expires in 1995 and $1.760 billion expires in 1999.

        CCC is limited by covenants in its revolving credit agreements as to the amount of dividends and advances that may be made to the Parent or its affiliated companies. At December 31, 1994, CCC would have been able to remit $270 million to the Parent under its most restrictive covenants or regulatory requirements.

        The carrying value of short-term borrowings approximates fair value.

        Long-term debt, including its current portion, and final maturity dates were as follows at December 31:

        (millions)                                   1994        1993
                                                     ----        ----
        The Travelers Inc.
        8.6% Notes due 1994                       $     -     $     93
        8 3/8% Notes due 1996                          100         100
        7 5/8% Notes due 1997                          185         185
        5 3/4% Notes due 1998                          250         250
        7 3/4% Notes due 1999                          100         100
        6 1/8% Notes due 2000                          200         200
        9 1/2% Senior Notes due 2002                   300         300
        8 5/8% Debentures due 2007                     100         100
        Other indebtedness, 5 7/8% - 8 7/8%
          due 1996 - 2007                               13          13
        ESOP note guarantee                             97         125
        Debt premium (discount), net                    32          38
                                                     -----       -----
                                                     1,377       1,504
                                                     -----       -----

        Commercial Credit Company
        8.29% to 12.85% Medium-Term Notes
          due 1994-1995                                 10          55
        8% Notes due 1994                                -         100
        12.7% Notes due 1994                             -          15
        6.95% Notes due 1994                             -         200
        8.45% Notes due 1994                             -         100
        9 7/8% Notes due 1995                          150         150
        9.2% Notes due 1995                            100         100
        6.25% Notes due 1995                           100         100
        7.7% Notes due 1995                            150         150
        8.1% Notes due 1995                            150         150
        8 3/8% Notes due 1995                          150         150
        6.375% Notes due 1996                          200         200
        7.375% Notes due 1996                          150         150
        8% Notes due 1996                              100         100
        6.75% Notes due 1997                           200         200
        8 1/8% Notes due 1997                          150         150
        5.70% Notes due 1998                           100         100
        5 1/2% Notes due 1998                          100         100
        8 1/2% Notes due 1998                          100         100
        6.70% Notes due 1999                           150         150
        10% Notes due 1999                             100         100
        9.6% Notes due 1999                            100         100
        6.00% Notes due 2000                           100         100
        5 3/4% Notes due 2000                          200         200
        6 1/8% Notes due 2000                          100         100
        6.00% Notes due 2000                           150         150
        8.25% Notes due 2001                           300           -
        5.9% Notes due 2003                            200         200

        7.875% Notes due 2004                          200           -
        10% Notes due 2008                             150         150
        10% Debentures due 2009                        100         100
        8.7% Debentures due 2009                       150         150
        8.7% Debentures due 2010                       100         100
                                                     -----       -----
                                                     4,010       3,970
                                                     -----       -----
        Smith Barney
        Revolving credit facility                      400         825
        7.4% Medium-Term Notes due 1996                 50           -
        5 3/8% Notes due 1996                          150         150
        6.0% Notes due 1997                            200           -
        5 5/8% Notes due 1998                          150         150
        5 1/2% Notes due 1999                          200           -
        7 7/8% Notes due 1999                          150           -
        6 5/8% Notes due 2000                          150         150
        Capital Note with LBI due 1995                 150         100
                                                     -----       -----
                                                     1,600       1,375
                                                     -----       -----
        The Travelers Insurance Group
        12% GNMA/FNMA - collateralized obligations      88         132
        Other indebtedness                               -          10
                                                     -----       -----
                                                        88         142
                                                     -----       -----
                                                    $7,075      $6,991
                                                     =====       =====

        The Company has guaranteed the loan obligation of its Employee Stock Ownership Plan (ESOP) (see Note 14). The minimum principal payments on the ESOP loan obligation to be made in 1995, 1996 and 1997 are $30 million, $32 million and $35 million, respectively.

        Debt discount or premium is being amortized to interest expense using the effective interest method over the remaining maturities of the related debt obligations.

        In May 1994, Smith Barney renegotiated its three-year revolving credit agreement (the "Agreement") with a bank syndicate. The amendment to the Agreement extended the term by one year until May 1997 and increased the amount of the facility from $625 million to $1.0 billion. As of December 31, 1994, $400 million was borrowed under the Agreement. In addition, in May 1994, Smith Barney entered into a $750 million, 364-day revolving credit agreement with a bank syndicate. As of December 31, 1994, there were no borrowings outstanding under this new facility.

        Smith Barney is limited by covenants in its revolving credit facility as to the amount of dividends that may be paid to the Parent. At December 31, 1994, Smith Barney would have been able to remit approximately $500 million to the Parent under its most restrictive covenants.

        Aggregate annual maturities for the next five years on long-term debt obligations excluding principal payments on the ESOP loan obligation and the 12% GNMA/FNMA collateralized obligations, are as follows:

               (millions)

                     1995        $960
                     1996        $750
                     1997      $1,135
                     1998        $700
                     1999        $800

        The fair value of the Company's long-term debt is estimated based on the quoted market price for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities. At December 31, 1994 the carrying value and the fair value of the Company's long-term debt were:

        (millions)                              Carrying     Fair
                                                  Value     Value
                                                --------   ------
        The Travelers Inc.                        $1,377   $1,314
        Commercial Credit                          4,010    3,926
        Smith Barney                               1,600    1,531
        The Travelers Insurance Group                 88       96
                                                   -----    -----
                                                  $7,075   $6,867
                                                   =====    =====

    11. Insurance Policy and Claims Reserves
        ------------------------------------

        Insurance policy and claims reserves consisted of the following at December 31:

        (millions)                                  1994     1993
                                                    ----     ----

        Benefit and loss reserves:
          Property-casualty                      $13,872   $13,805
          Accident and health                      1,029       857
          Life and annuity                         8,603     8,490
        Unearned premiums                          2,276     2,307
        Policy and contract claims                 1,304     1,347
                                                  ------    ------
                                                 $27,084   $26,806
                                                  ======    ======

        The table below is a reconciliation of beginning and ending property-casualty reserve balances for loss and loss adjustment expenses (LAE) for the years ended December 31, 1994, 1993 and 1992. Loss provisions and payments for 1993 and 1992 reflect only the activity of Gulf Insurance Company.


            (millions)                                                              1994           1993           1992
                                                                                    ----           ----           ----
            Losses and LAE at beginning of year                                  $13,805        $   313        $   296
                Less reinsurance recoverables on unpaid losses                     3,615             85             74
                                                                                  ------        -------        -------
            Net balance at beginning of year                                      10,190            228            222
                                                                                  ------        -------        -------
            Provision for losses and LAE for claims arising in the
              current year                                                         3,201            185            185
            Estimated losses and LAE for claims arising
              in prior years                                                        (248)                           (6)
            Increase for purchase of old Travelers                                                9,938
                                                                                --------         ------       --------
                    Total increases                                                2,953         10,123            179
                                                                                  ------         ------         ------
            Losses and LAE payments for claims arising in:
                Current year                                                         989             67             80
                Prior years                                                        1,903             94             93
                                                                                  ------        -------        -------
                    Total payments                                                 2,892            161            173
                                                                                  ------        -------        -------
            Net balances at end of year                                           10,251         10,190            228
                Plus reinsurance recoverables on unpaid losses                     3,621          3,615             85
                                                                                  ------         ------        -------
            Losses and LAE at end of year                                        $13,872        $13,805       $    313
                                                                                  ------         ------        -------

        In 1994, estimated losses and LAE for claims arising in prior years includes favorable loss development in Personal Lines automobile and homeowners coverage of $100 million, offset by unfavorable development of $100 million for Commercial Lines asbestos and environmental claims from 1985 and prior. In addition, in 1994 Commercial Lines experienced favorable prior year loss development in workers' compensation, other liability and commercial automobile product lines in its National business for post-1985 accident years. This favorable development amounted to $261 million, however, since the business to which it relates is subject to retrospective rating premium adjustments, the net impact on results of operations is minimal.

        The increase for purchase of old Travelers includes a purchase accounting adjustment of $225 million. The adjustment reflects appellate court decisions that resolved issues concerning obligations of insurers for environmental claims under liability policies in certain jurisdictions, and the measurement of amounts recoverable for asbestos claims from reinsurers based upon commutation of reinsurers' liabilities at a discount. The $225 million was included in other liabilities at December 31, 1993.

        The property-casualty loss and LAE reserves include $854 million and $885 million for asbestos and environmental related claims net of reinsurance at December 31, 1994 and 1993, respectively. Travelers Insurance carries on a continuing review of its overall position, its reserving techniques and reinsurance recoverable. However, the industry does not have a standard method of calculating claim activity for environmental and asbestos losses. In each of these areas of exposure, Travelers Insurance has endeavored to litigate individual cases and settle claims on favorable terms. Given the vagaries of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties, it is not presently possible to quantify the ultimate exposure or range of exposure represented by these claims to the Company's financial condition, results of operations or liquidity. The Company believes that it is reasonably possible that the outcome of the uncertainties regarding environmental and asbestos claims could result in a liability exceeding the reserves by an amount that would be material to operating results in a future period. However, it is not likely these claims will have a material adverse effect on the Company's financial condition or liquidity.

    12. Reinsurance
        -----------

        The Company's insurance operations cede insurance in order to limit losses, minimize exposure on large risks, provide additional capacity for future growth, and effect business sharing arrangements. Life reinsurance is accomplished through various plans of reinsurance, primarily coinsurance, modified coinsurance and yearly renewable term. Property-casualty reinsurance is placed on both a quota-share and excess basis. The property-casualty insurance subsidiaries also participate as a servicing carrier for, and a member of, several pools and associations. Reinsurance ceded arrangements do not discharge the insurance subsidiaries or the Company as the primary insurer. Reinsurance amounts included in the Consolidated Statement of Income were:

                                                           Ceded to
        (millions)                              Gross        Other        Net
                                                Amount     Companies     Amount
                                                ------     ---------     ------
        Year ended December 31, 1994
        ----------------------------
        Premiums
           Life insurance                      $1,878        $(295)      $1,583
           Accident and health insurance        2,591         (107)       2,484
           Property-casualty insurance          5,052       (1,529)       3,523
                                                -----       ------        -----
                                               $9,521      $(1,931)      $7,590
                                                =====       ======        =====

        Claims                                 $8,126      $(1,357)      $6,769
                                                =====       ======        =====

        Year ended December 31, 1993
        ----------------------------
        Premiums
           Life insurance                      $1,178        $(284)     $   894
           Accident and health insurance          385          (56)         329
           Property-casualty insurance            434         (177)         257
                                                -----         ----        -----
                                               $1,997        $(517)      $1,480
                                                =====         ====        =====

        Claims                                 $1,096        $(287)      $  809
                                                =====         ====       ======

                                                   Ceded to
                                           Gross     Other       Net
        (millions)                        Amount  Companies    Amount
                                          ------  ---------    ------

        Year ended December 31, 1992
        ----------------------------
        Premiums
           Life insurance                 $1,221     $(312)    $  909
           Accident and health insurance     443       (39)       404
           Property-casualty insurance       562      (181)       381
                                           -----      ----      -----
                                          $2,226     $(532)    $1,694
                                           =====      ====      =====

        Claims                            $1,056     $(271)    $  785
                                           =====      ====      =====

        Reinsurance recoverables at December 31 include amounts recoverable on unpaid losses, paid losses and unearned premiums and were as follows:

        (millions)                                1994       1993
                                                  ----       ----

        Reinsurance Recoverables
        ------------------------
         Life business                          $  758     $  739
         Property and Casualty business:
           Pools and associations                2,524      2,585
           Other reinsurance                     1,744      1,605
                                                 -----      -----
             Total                              $5,026     $4,929
                                                 =====      =====

    13.  Income Taxes
         ------------

        The provision for income taxes (before minority interest) for the years ended December 31 was as follows:

        (millions)                       1994     1993      1992
                                         ----     ----      ----

        Current:
         Federal                         $378     $406      $350
         Foreign                           22        3         5
         State                             80       75        53
                                          ---      ---       ---
                                          480      484       408
                                          ---      ---       ---
        Deferred:
         Federal                          334       64        26
         Foreign                            1       (2)       (2)
         State                              8        4         -
                                         ----      ---       ---
                                          343       66        24
                                         ----      ---       ---
         Total                           $823     $550      $432
                                          ===      ===       ===

        Deferred income taxes at December 31 related to the following:


            (millions)                                                             1994            1993
                                                                                   ----            ----
            Deferred tax assets:
              Differences in  computing policy reserves                          $1,288          $1,353
              Deferred compensation                                                 214             145
              Employee benefits                                                     213             221
              Investments                                                         1,074             432
              Other deferred tax assets                                             765           1,015
                                                                                  -----           -----
            Gross deferred tax assets                                             3,554           3,166
                                                                                  -----           -----
            Valuation allowance                                                     100             100
                                                                                  -----           -----
            Deferred tax assets after valuation allowance                         3,454           3,066
                                                                                  -----           -----
            Deferred tax liabilities:
              Deferred policy acquisition costs and
                value of insurance in force                                       (608)           (576)
              Investment management contracts                                     (244)           (277)
              Other deferred tax liabilities                                      (273)           (355)
                                                                                -------         -------
            Gross deferred tax liabilities                                      (1,125)         (1,208)
                                                                                -------         -------
            Net deferred tax asset                                             $  2,329        $  1,858
                                                                                =======         =======

        The reconciliation of the federal statutory income tax rate to the Company's effective income tax rate for the year ended December 31 was as follows:

                                                    1994    1993     1992
                                                    ----    ----     ----
        Federal statutory rate                     35.0%    35.0%    34.0%
        Limited taxability of investment income    (3.5)    (1.6)     (.8)
        State and foreign income taxes
          (net of federal income tax benefit)       2.7      3.4      2.9
        Sale of subsidiaries                        2.9        -      (.3)
        Equity in income of old Travelers             -     (2.2)      -
        Other, net                                  1.2      1.5       .5
                                                   ----     ----     ----
        Effective income tax rate                  38.3%    36.1%    36.3%
                                                   ====     ====     ====

        Tax benefits allocated directly to stockholders' equity for the years ended December 31, 1994 and 1993 were $35 million and $79 million, respectively.

        As a result of the acquisition of old Travelers, a valuation allowance of $100 million was established in 1993 to reduce the net deferred tax asset on investment losses to the amount that, based upon available evidence, is more likely than not to be realized. The $100 million valuation allowance is sufficient to cover any capital losses on investments that may exceed the capital gains able to be generated in the life insurance group's consolidated federal income tax return based upon management's best estimate of the character of the reversing temporary differences. Reversal of the valuation allowance is contingent upon the recognition of future capital gains or a change in circumstances which causes the recognition of the benefits to become more likely than not. The initial recognition of any benefit produced by the reversal of the valuation allowance will be recognized by reducing goodwill.

        The net deferred tax asset, after the valuation allowance of $100 million, relates to temporary differences that are expected to reverse as net ordinary deductions, except for a deferred tax asset of $723 million which relates to the unrealized loss on fixed maturity investments. Management has the intent and the ability not to realize the unrealized loss except to the extent of offsetting capital gains. The Company will have to generate approximately $4.6 billion of taxable income, before the reversal of the temporary differences, primarily over the next 10-15 years, to realize the remainder of the deferred tax asset, exclusive of the unrealized loss on fixed maturity investments. Management expects to realize the remainder of the deferred tax asset based upon its expectation of future taxable income, after the reversal of these deductible temporary differences, of at least $1 billion annually. The Company has reported pre-tax financial statement income exceeding $1.6 billion, on average, over the last three years and has incurred taxable income of approximately $1 billion, on average, over the same period of time. At December 31, 1994, the Company has no ordinary or capital loss carryforwards.

    14. Preferred Stock and Stockholders' Equity
        ----------------------------------------

        Preferred Stock
        The following table sets forth the Company's preferred stock outstanding at December 31, 1994 and 1993:

                                             Liquidation
                                    Number   Preference   Carrying
                                  of Shares  Per Share      Value
                                  ---------  ----------   --------
                                                         (millions)
        Series A                  1,200,000     $250        $300
        Series B                  2,500,000      $50         125
        Series D                  7,500,000      $50         375
                                 ----------                  ---
                                 11,200,000                 $800
                                 ==========                  ===

        Series C                  4,406,431   $53.25        $235
                                 ==========                  ===

        Series A
        In July 1992 the Company sold in a public offering 12.0 million depositary shares, each representing 1/10th of a share of 8.125% Cumulative Preferred Stock, Series A (Series A Preferred), at an offering price of $25 per depositary share. The Series A Preferred has cumulative dividends payable quarterly commencing September 1, 1992 and a liquidation preference equivalent to $25 per depositary share plus accrued and accumulated unpaid dividends. On or after July 28, 1997, the Company may, at its option, redeem the Series A Preferred, in whole or in part, at any time at a redemption price of $25 per depositary share plus dividends accrued and unpaid to the redemption date.

        Series B
        In connection with the Shearson Acquisition the Company issued to American Express 2.5 million shares of 5.5% Convertible Preferred Stock, Series B (Series B Preferred) of the Company. Each Series B Preferred share has cumulative dividends payable quarterly and a liquidation preference of $50 per share and is convertible at any time at the option of the holder at a conversion price of $36.75 per common share. The Series B Preferred is not redeemable prior to July 30, 1996. On or after July 30, 1996, the Series B Preferred is redeemable at the Company's option, at a price of $51.925 per share if redeemed prior to July 29, 1997, and at decreasing prices thereafter to $50 per share from and after July 30, 2003, plus accrued and unpaid dividends, if any, to the redemption date. In addition, the Company issued to American Express warrants to purchase 3,749,466 shares of common stock of the Company at an exercise price of $39 per common share, exercisable until July 31, 1998. Both the Series B Preferred and the warrant are publicly traded.

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

        Stockholders' Equity
        The combined insurance subsidiaries' statutory capital and surplus at December 31, 1994 and 1993 was $4.342 billion and $4.340 billion, respectively, and is subject to certain restrictions imposed by state insurance departments as to the transfer of funds and payment of dividends. The combined insurance subsidiaries' (including The Travelers Insurance Group for 1994 only) net income, determined in accordance with statutory accounting practices, for the years ended December 31, 1994, 1993 and 1992 was $228 million, $204 million and $199 million, respectively.

        Under Connecticut law, the statutory capital and surplus of The Travelers Insurance Group Inc., which amounted to $4.218 billion at December 31, 1994 is not available in 1995 for dividends to its Parent without prior approval of the Connecticut Insurance Department.

        The Company's broker-dealer subsidiaries are subject to The Uniform Net Capital Rule of the Securities and Exchange Commission. At December 31, 1994, the aggregate net capital of such broker-dealer subsidiaries was $1.313 billion, exceeding the net capital requirement by $1.119 billion.

        See Note 10 for additional restrictions on stockholders' equity.

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

        At December 31, 1994, 10,694,740 shares of authorized common stock were reserved for convertible securities and warrants.


    15. Incentive Plans
        ---------------

        The Company's 1986 Stock Option Plan provides for the granting to officers and key employees of the Company and its participating subsidiaries of non-qualifiedstock options and incentive stock options. Options generally are granted at the fair market value at the time of grant for a period not in excess of ten years. They vest over five years, or in full upon a change of control of the Company, and are generally exercisable only if the optionee is employed by the Company. The plan also permits an employee exercising an option to be granted new options (reload options) in an amount equal to the number of common shares used to satisfy the exercise price and the withholding taxes due upon exercise. The maximum number of shares that may be granted under this plan is 73,008,140, of which 35,000,000 were reserved for the granting of reload options; at December 31, 1994, 26,265,245 shares were available for grant, of which 15,011,009 were available for reload option grants. The Company also has other option plans.

        Information with respect to stock options granted under the Company's various option plans is as follows:

                                        Number of        Price
                                         Shares        Per Share
                                       ----------  --------------
        Balance, at January 1, 1992    21,181,108    $ 6.07-32.03
          Granted                      11,924,090     18.50-24.94
          Expired or canceled            (518,956)     9.74-21.88
          Exercised                   (13,279,940)     6.07-21.49
                                      -----------     -----------
        Balance, at December 31, 1992  19,306,302    $ 7.82-32.03
                                      -----------     -----------
          Granted                       9,593,308     24.19-49.50
          Converted upon the Merger     4,011,726     15.54-62.02
          Expired or canceled            (679,064)     9.74-44.63
          Exercised                    (9,898,567)     8.00-37.41
                                      -----------     -----------
        Balance, at December 31, 1993  22,333,705    $ 7.82-62.02
                                      -----------     -----------
          Granted                       6,132,850     31.00-42.88
          Expired or canceled          (1,387,428)     9.74-62.02
          Exercised                    (2,905,346)     7.81-40.13
                                      -----------     -----------
        Balance at December 31, 1994   24,173,781    $ 9.74-62.02
                                      -----------     -----------
        Currently exercisable,
         December 31, 1994              8,449,283    $ 9.74-62.02
                                      ===========     ===========

        At the time of the Merger, 7,193,486 options to purchase old Travelers common stock were outstanding. Of this amount, 2,205,204 options were forfeited or redeemed for cash, and the remaining 4,988,282 options, at a weighted average price of $33.92, were converted into options to receive 4,011,726 shares of the Company's common stock, at a weighted average price of $42.18.

        The Company, through its Capital Accumulation Plan (the Plan) and other restricted stock programs, has issued a total of 15,464,592 shares of the Company's common stock in the form of restricted stock to participating officers and other key employees. The restricted stock generally vests after a two-year period. The Nominations and Compensation Committee of the Board of Directors that administers the Plan has determined that the restricted period for awards made with respect to the 1994 Plan year will generally be three years. Except under limited circumstances, during this period the stock cannot be sold or transferred by the participant, who is required to render service to the Company during the restriction period. At the discretion of the Committee, participants may elect to receive part of their awards in restricted stock and part in stock options. Unearned compensation expense associated with the restricted stock grants represents the market value of the Company's common stock at the date of grant and is recognized as a charge to income ratably over the vesting period.

    16. Pension Plans
        -------------

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

        The following is a summary of the components of pension expense included in the Consolidated Statement of Income for the Company's significant defined benefit plans for the years ended December 31:

        (millions)                         1994      1993       1992
                                           ----      ----       ----

        Service cost                       $105       $34        $17
        Interest cost                       173        36         26
        Actual return on plan assets        (66)      (59)       (28)
        Net amortization and deferral      (161)       11        (10)
                                           ----       ---        ---
        Net periodic pension cost           $51       $22        $ 5
                                           ====       ===        ===

        The following table sets forth the funded status of the Company's significant defined benefit plans at December 31:

        (millions)                                   1994       1993
                                                     ----       ----

        Actuarial present value of benefit obligation:
          Vested benefits                          $2,091     $2,223
          Non-vested benefits                          49         40
                                                   ------     ------
          Accumulated benefit obligation            2,140      2,263
          Effect of future salary increases            46         79
                                                    -----      -----
          Projected benefit obligation              2,186      2,342
        Plan assets at fair value                   2,335      2,434
                                                    -----      -----
        Plan assets in excess of projected
         benefit obligation                           149         92
        Unrecognized transition asset                  (3)        (3)
        Unrecognized prior service cost (benefit)       2        (36)
        Unrecognized net (gain) loss                 (145)         2
                                                    -----     ------
        Prepaid pension cost
          recognized in the Statement of
           Financial Position                      $    3     $   55
                                                     ====      =====

        Actuarial Assumptions:
          Weighted average discount rate             8.75%       7.5%
          Weighted average rate of compensation
           increase                                   4.5%       4.5%
          Expected long-term rate of return on
            plan assets                               9.5%      9.75%

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

    17. Postretirement Benefits
        -----------------------

        The Company provides postretirement health care, life insurance and survival income benefits to certain eligible retirees. These benefits relate primarily to former unionized employees of predecessor companies, certain employees of SmithBarney and former employees of old Travelers. Other retirees are generally responsible for most or all of the cost of these benefits (while retaining the benefits of group coverage and pricing).

        As required by FAS 106, the Company changed its method of accounting for retiree benefit plans effective January 1, 1993, to accrue the Company's share of the costs of postretirement benefits over the service period rendered by an employee. Previously these benefits were charged to expense when paid.

        The Company elected to recognize immediately the liability for postretirement benefits as the cumulative effect of a change in accounting principle. This change resulted in a noncash after-tax charge to net income of $17 million in 1993.

        The Company generally funds its share of the cost of postretirement benefits on a pay-as-you-go basis. However, the Company has made contributions to a survivor income plan, the assets of which are currently invested in a major insurance company's general investment portfolio.

        Payments and net periodic postretirement benefit cost for 1993 were not material. The following is a summary of the components of net periodic postretirement benefit cost for the year ended December 31, 1994:


        (millions)

        Service cost                                             $  3
        Interest cost                                              33
        Actual return on plan assets                                -
        Net amortization and deferral                               -
                                                                  ---
        Net periodic postretirement benefit cost                 $ 36
                                                                  ===

        The following table sets forth the funded status of the Company's postretirement benefit plans at December 31:

        (millions)
                                                           1994      1993
                                                           ----      ----
        Accumulated postretirement benefit obligation
             Retirees                                      $363      $418
             Other fully eligible plan participants          32        33
             Other active plan participants                  18        53
                                                            ---      ----
                                                            413       504
        Plan assets at fair value                             4         3
                                                            ---     -----
        Accumulated postretirement benefit obligation
         in excess of plan assets                           409       501
        Unrecognized net gain (loss)                         79       (18)
        Unrecognized prior service cost                      (5)       (6)
                                                            ---       ---
        Accrued postretirement benefit liability           $483      $477
                                                            ===       ===

        For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits ranged from 16% in 1995, decreasing gradually to 5.5% by the year 2003 and remaining at that level thereafter. The health care cost trend rate assumption affects the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by approximately $14 million. The impact on net periodic postretirement benefit cost of such an increase would not be material.

        The weighted average discount rates used in determining the accumulated postretirement benefit obligation were 8.75% and 7.5% at December 31, 1994 and 1993, respectively. For certain plans associated with Smith Barney and old Travelers, the weighted average assumed rate of compensation increase was approximately 3.5% for both 1994 and 1993. For other plans, no assumptions have been made for rate of compensation increases, since active employees are responsible for the full cost of these benefits upon retirement.

    18. Lease Commitments
        ------------------

        Rentals
        Rental expense (principally for offices and computer equipment) was $403 million, $182 million and $114 million for the years ended December 31, 1994, 1993 and 1992, respectively.

        At December 31, 1994, future minimum annual rentals under noncancellable operating leases were as follows:

              (millions)
                   1995        $  323
                   1996           277
                   1997           221
                   1998           155
                   1999           127
                  Thereafter      138
                                -----
                               $1,241
                                =====

        Future sublease rental income of approximately $31 million will partially offset these commitments.

        The Company and certain of Smith Barney's subsidiaries together have an option to purchase the buildings presently leased for Smith Barney's executive offices and New York City operations at the expiration of the lease term.


    19. Derivative Financial Instruments
        --------------------------------

        The Company uses derivative financial instruments in the normal course of business for end user and, in the case of Smith Barney, trading purposes. Derivatives are financial instruments, which include forwards, futures, options and swaps, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over-the-counter (OTC). Exchange-traded derivatives are standardized and include futures and certain option contracts listed on exchanges. OTC derivative contracts are individually negotiated between contracting parties and include forwards, swaps, and certain options including interest rate caps, floors and swaptions. Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk. The risks of derivatives should not be viewed in isolation but rather should be considered on an aggregate basis along with risks related to the Company's non-derivative trading and other activities. The Company manages derivative and non-derivative risks on an aggregate basis as part of its firm-wide risk management policies.

        Forwards represent commitments to exchange currencies or to purchase or sell other financial instruments at specified prices on specified future dates. Futures contracts are similar to forwards, however, major exchanges act as intermediaries and require daily cash settlement and collateral deposits. As a writer of certain option contracts, Smith Barney receives a fee to become obligated to buy or sell financial instruments at a specified price for a period of time at the holder's option. As a writer of interest rate options, Smith Barney receives a fee to become obligated to pay the holder at specified future dates the amount, if any, by which specified market interest rates exceed or fall below specified reference rates applied to a notional amount. In the case of swaptions, Smith Barney is obligated to enter into an interest rate swap at specified terms or cancel an existing swap, at the holder's option. Purchased options give Smith Barney the right, but not the obligation, to buy or sell financial instruments at a specified price for a period of time. Interest rate swaps require the exchange of periodic cash payments based on a notional principal amount and agreed-upon fixed or floating rates. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party.

        Market Risk. Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including interest and foreign exchange rate movements and fluctuations in commodity or security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded.

        Credit Risk. Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. At any point in time, the credit risk for derivative contracts is limited to the unrealized gains for each counterparty to the extent not offset under any master netting agreements or collateral arrangements. There is no credit risk associated with written options as the counterparty pays a cash premium up front. Credit risk is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transaction. For significant transactions, the Company's credit review process includes an evaluation of the counterparty's creditworthiness, periodic review of credit standing and obtaining collateral and various credit enhancements in certain circumstances. Smith Barney establishes credit limits for its trading derivative counterparties by product type, taking into account the perceived risk associated with each product. The usage and resultant exposure from these credit limits are then monitored regularly by management.

        Liquidity Risk. Liquidity risk is the possibility that the Company may not be able to rapidly adjust the size of its derivative positions in times of high volatility and financial stress at a reasonable cost. The liquidity of derivative products is highly related to the liquidity of the underlying cash instrument. As with non-derivative financial instruments, the Company's valuation policies for derivatives include consideration of liquidity factors.

        Trading Activity
        All derivatives used for trading purposes relate to Smith Barney, and are primarily used to facilitate customer transactions. Smith Barney also uses derivatives to limit its net exposure to loss from market risk related to derivative and non-derivative inventory positions. On a limited basis, Smith Barney also began structuring derivative instruments in 1994, primarily OTC foreign currency options and interest rate options and swaps, as part of its proprietary trading activities. The level of this activity may expand in the future. To the extent that activities are related to servicing customer business, the objective is to minimize market risk as much as possible.

        Smith Barney's derivative contracts are generally short-term, with a weighted average maturity of approximately three months at December 31, 1994 and 1993. The notional or contractual amounts of these instruments do not represent the exposure to possible loss or future cash payments, but rather reflect the extent of the Company's involvement in these instruments. At December 31, 1994 and 1993, Smith Barney had outstanding trading derivatives with notional values as follows:

                                                            Contract or Notional Amount             Contract or Notional Amount

        (millions)                                                         1994                                   1993
                                                            -----------------------------           ----------------------------
                                                                   Purchase          Sell                 Purchase          Sell
                                                                   --------          ----                 --------          ----
        "To be announced" mortgage-backed
          securities                                                $15,016       $15,747                   $7,402        $7,499
        Forward and futures contracts:
          Foreign currency forwards                                   5,136         6,076                    4,237         4,110
          Foreign currency futures                                      865             6                      701           854
          Financial futures                                              50         2,661                      100           750
          Precious metals and other commodities                         339           357                      417           389
                                                                     ------        ------                   ------        ------
                                                                    $21,406       $24,847                  $12,857       $13,602
                                                                     ======        ======                   ======        ======

        (millions)                                                Purchased       Written                Purchased       Written
                                                                  ---------       -------                ---------       -------
        Options:
          Foreign currency                                           $1,353        $1,340                  $     -        $    -
          Financial futures                                              50         2,150                        -             -
          Interest rate caps, floors and
            swaptions                                                     -           725                        -             -
          Other securities and commodities                               34            22                      127            74
                                                                      -----         -----                   ------         -----
                                                                     $1,437        $4,237                  $   127        $   74
                                                                      =====         =====                   ======         =====


        (millions)                                                      Open Contracts                         Open Contracts
                                                                        --------------                         --------------
        Interest rate swaps
                                                                                  $135                                $  -
                                                                                   ===                                 ===

        "To be Announced" Mortgage-Backed Securities.  Smith Barney trades
        ---------------------------------------------
        mortgage-backed "to be announced" mortgage pools ("TBAs") to facilitate customer transactions and as hedges of proprietary inventory positions. At December 31, 1994, over $13.2 billion each of purchase and sale positions represent offsetting purchases and sales of the same security, and over 95% of the contract values were for settlement within 60 days. Net revenue from TBAs in 1994 was a loss of $10 million.

        Foreign Currency Contracts.  In its role as a market intermediary, Smith
        ----------------------------
        Barney acts as a principal in foreign currency forward and options contracts, primarily to facilitate customer transactions. These transactions expose the firm to foreign exchange rate risk, which is generally hedged by entering into foreign currency forward, futures and options contracts with inverse market risk profiles. At December 31, 1994, approximately 87% of the contract values of foreign currency derivative instruments were for settlement within 90 days, and related primarily to major European currencies and the Japanese yen. Written foreign currency options consist of $733 million and $607 million of put and call contracts, respectively, at December 31, 1994. Net revenues from foreign currency contracts in aggregate were $19 million in 1994.

        Financial Futures and Options on Financial Futures Contracts.  Smith
        ------------------------------------------------------------
        Barney trades financial futures contracts and options on financial futures, primarily to hedge other proprietary inventory positions. Written financial futures options consist of $1.075 billion of put contracts and $1.075 billion of call contracts written on the same underlying futures contracts. Net revenues from these transactions were $9 million in 1994.

        Precious Metals Contracts.  Forward precious metals contracts are
        -------------------------
        entered into to facilitate customer transactions, and are transacted in the "Loco London" Bullion Market, which is used globally for hedging and trading purposes. Smith Barney may use precious metals futures as hedges of its forward inventory to reduce market risk. Net revenues from precious metals contracts were $2 million in 1994.

        Interest Rate Products. Smith Barney enters into interest rate swaps,
        -----------------------
        caps, floors and swaptions as part of its proprietary trading strategy, which it hedges with financialfutures and options on financial futures. Net revenues from interest rate swap products were $3 million in 1994.

        Trading derivative instruments are carried at market value, primarily based on quoted market prices, with changes in market value reported in principal transactions revenues in the Statement of Income. The trading gains and losses on these derivative financial instruments, should not be viewed on an individual basis, but rather as a component of the Company's overall trading results, as these instruments are frequently hedges of, or hedged by, other on-or off-balance-sheet financial instruments.

        The fair value of Smith Barney's trading derivative instruments as recorded in the Statement of Financial Position at December 31, 1994 and the average fair value for the year based on month end balances are presented below.


                                                                 Ending Fair Value                 Average Fair Value
                                                               ------------------------           -----------------------
            (millions)                                         Assets       Liabilities           Assets      Liabilities
                                                               ------       -----------           ------      -----------
            "To be announced" mortgage-backed
              securities                                          $29           $28                $54            $54
            Forward and futures contracts:
              Foreign currency forwards                            92            98                 87             92
              Foreign currency futures                              2             3                  4              3
              Financial futures                                     7             2                  3              2
              Precious metals and other commodities                 1             2                  3              3
            Options:
              Foreign currency                                      5             8                  7              8
              Financial futures                                     2             6                  1              1
              Interest rate caps, floors and swaptions              -             5                  -              5
              Other securities and commodities                      1             1                  3              5
            Interest rate swaps                                     1             -                  1              -
                                                                  ---           ---                ---            ---
                                                                 $140          $153               $163           $173
                                                                  ===           ===                ===            ===

        End User Activity
        In the normal course of business the Company also employs certain derivative financialinstruments as an end user to manage various risks. At December 31, 1994 the notional and fair values of end user derivatives were as follows. Fair values were determined by reference to quoted market prices or, for interest rate swaps, estimated based upon the payments either party would have to make to terminate the swap.

                                                                      Notional Value                    Fair Value
                                                                 ----------------------           -----------------------
              (millions)                                              Open Contracts                Asset     Liability
                                                                      --------------                -----     ---------
              Interest rate swaps:
                Pay a fixed rate, receive a floating rate                 $712
                Pay a floating rate, receive a fixed rate                   70
                                                                           ---
                                                                          $782                     $ 43       $ 6
                                                                           ===                      ===       ===

                                                                   Purchase        Sell
                                                                   --------        ----
              Foreign currency forwards                               $47          $183             15          7
              Financial futures                                        13             -              -          -
                                                                     ----         -----            ---        ---
                                                                      $60          $183           $ 15       $  7
                                                                      ===          ====            ===        ===

        Certain of the Company's subsidiaries employ swap contracts to manage interest rate risk related to variable rate obligations, limiting the Company s net exposure to interest rate movements to an acceptable level. Under these swaps the Company has fixed $590 million of its short term or variable rate obligations at an average rate of 5.94%. The swaps are accounted for as hedges of the related liabilities and unrealized gains and losses are not recorded in the Statement of Financial Position. Periodic receipts or payments are accrued as adjustments to expense. In addition, Travelers Insurance Group utilizes swaps to manage the differing interest rate risk profiles of its insurance liabilities and related fixed income investment portfolio. These swaps are marked to market and recorded as other assets with changes in value recorded as an adjustment to stockholders' equity where unrealized gains and losses on the related debt securities are recorded.

        Travelers Insurance Group employs forwards to hedge its exposure to foreign exchange rate risk related to the net investment in foreign branches and foreign currency denominated investments. These forwards are marked to market and recorded as other assets or liabilities in the Statement of Financial Position. Changes in value related to forwards hedging the net investment in foreign subsidiaries are recorded as an adjustment to stockholders' equity where related translation adjustments are recorded. Changes in value related to forwards hedging foreign investments in U.S. portfolios, amounting to a net loss of $3 million in 1994, are recorded as other income where the related translation adjustments to the underlying investments are recorded.

        Travelers Insurance Group hedges expected cash flows related to certain customer deposits and investment maturities, redemptions and sales against adverse changes in market interest rates with financial futures contracts. These contracts are marked to market and recorded as other assets or liabilities in the Statement of Financial Position. Realized gains or losses are recorded as an adjustment to the cost basis of the related asset when acquired.

    20. Fair Value of Financial Instruments
        -----------------------------------

        The following table summarizes the fair value and carrying amount of the Company's financial instruments at December 31, 1994 and 1993. Contractholder funds amounts exclude certain insurance contracts not covered by FAS 107 "Disclosure About Fair Value of Financial Instruments." The fair value assumptions were based upon subjective estimates of market conditions and perceived risks of the financial instruments at a certain point in time as disclosed further in various Notes to the Consolidated Financial Statements. Disclosed fair values for financial instruments do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

                                                                      1994                                       1993
                                                         ------------------------------          -----------------------------
            (millions)                                   Carrying Amount     Fair Value          Carrying Amount    Fair Value
                                                         ---------------     ----------          ---------------    ----------
            Assets:
              Investments                                     $39,120           $39,092                $42,199         $42,223
              Securities borrowed or purchased
                under agreements to resell                     25,655            25,655                 13,353          13,353
              Trading securities owned                          6,945             6,945                  5,863           5,863
              Net consumer finance receivables                  6,746             7,364                  6,216           6,831
              Separate accounts
                with guaranteed returns                         1,483             1,379                  1,508           1,593
              Derivatives:
                Trading                                           142               142                     95              95
                End user                                           15                58                      7               7
            Liabilities:
              Long-term debt                                    7,075             6,867                  6,991           7,324
              Securities loaned or sold under
                agreements to repurchase                       21,620            21,620                 10,144          10,144
              Trading securities sold
                not yet purchased                               4,345             4,345                  3,835           3,835
              Contractholder funds:
                With defined maturities                         4,219             4,047                  5,022           5,046
                Without defined maturities                      9,159             8,875                 12,894          12,733
              Separate accounts
                with guaranteed returns                         1,465             1,331                  1,506           1,674
              Derivatives:
                Trading                                           153               153                     98              98
                End User                                            8                13                      2              20


    21. Commitments
        -----------

        Financial Guarantees
        At December 31, 1994 and 1993 The Travelers Insurance Group had outstanding financial guarantees of $2.236 billion and $3.016 billion, respectively, of which $2.086 billion and $2.598 billion, respectively, represented its participation in the Municipal Bond Insurance Association's guarantee of municipal bond obligations. The bonds guaranteed are generally rated A or above and The Travelers Insurance Group's participation has been reinsured.

        Credit Cards
        The Company provides bank and private label credit card services through CCC and its subsidiaries. These services are provided to individuals and to affinity groups nationwide. At December 31, 1994 and 1993 total credit lines available to credit cardholders were $5.423 billion and $4.263 billion, of which $820 million and $790 million were utilized, respectively.

        Other Commitments
        At December 31, 1994, and 1993 Smith Barney had borrowed securities having a market value of $1.505 billion and $1.225 billion, respectively, against which it had pledged securities having a market value of $1.589 billion and $1.279 billion, respectively. In addition, Smith Barney had obtained letters of credit aggregating $192 million and $154 million at December 31, 1994 and 1993, respectively, of which $147 million and $116 million, respectively, was used to satisfy various collateral and deposit requirements principally with clearing organizations. Smith Barney also trades certain fixed income securities on a "when issued" basis. At December 31, 1994 Smith Barney had commitments to purchase $309 million and to sell $1.122 billion of certain fixed income securities when issued. At December 31, 1993, Smith Barney had commitments to sell $9 million of such securities when issued.

        Smith Barney and its broker-dealer subsidiary have each provided a portion of a residual value guarantee in connection with the lease of the buildings occupied by Smith Barney's executive offices and New York operations. The amount of the guarantee is dependent upon the final build-out costs with a maximum of $625 million.

        The Travelers Insurance Group makes unfunded commitments to partnerships and transfers receivables to third parties with recourse from time to time. The off-balance sheet risks of these financial instruments were not considered significant at December 31, 1994 or 1993.

    22. Contingencies
        -------------

        A subsidiary of The Travelers Insurance Group is in litigation with certain underwriters at Lloyds of London (Lloyd's) in New York state court to enforce reinsurance contracts with respect to recoveries for certain asbestos claims. The dispute involves the ability of old Travelers to aggregate asbestos products claims with asbestos premises claims under a market agreement between Lloyd's and old Travelers or under the applicable reinsurance treaties. In January 1994 the court stayed litigation of this matter in favor of arbitration of the contract issues raised by old Travelers.

        With respect to environmental and asbestos claims, see Note 11.

        In the ordinary course of business the Company and/or its subsidiaries are defendants or co-defendants in various litigation matters, other than environmental and asbestos claims. Although there can be no assurances, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

23.  Quarterly Financial Data (unaudited)
     ------------------------------------

                                                                         1994
                                                ----------------------------------------------------
  (in millions except per share amounts)           First     Second      Third     Fourth      Total
                                                ----------------------------------------------------
   Total revenues                                $4,769     $4,601     $4,714     $4,381    $18,465
   Total expenses                                 4,231      4,111      4,212      4,016     16,570
   Gain on sales of stock of
     subsidiaries and affiliates                      -          -          -        254        254
                                                  -----      -----      -----      -----      -----
   Income before income taxes, and minority
     interest and cumulative effect of changes
     in accounting principles                       538        490        502        619      2,149
   Provision for income taxes                       198        170        170        285        823
   Minority interest, net of income taxes             -          -          -          -          -
                                                  -----      -----      -----      -----      -----
   Net income before cumulative effect of changes
     in accounting principles                       340        320        332        334      1,326
   Cumulative effect of changes in
     accounting principles                            -          -          -          -          -
                                                  -----      -----      -----      -----      -----
   Net income                                    $  340     $  320     $  332     $  334     $1,326
                                                  =====      =====      =====      =====      =====
   Earnings per share of common stock:
     Net income before cumulative effect
      of changes in accounting principles        $   0.98   $   0.93    $  0.97   $   0.99   $   3.86
     Cumulative effect of changes in
       accounting principles                          -.        -.          -.        -.         -.
                                                   -------   -------     -------   -------    -------
     Net income                                   $   0.98  $   0.93    $   0.97  $   0.99   $   3.86
                                                   =======   =======     =======   =======    =======
   Common stock price
    High                                          $ 42.875  $ 36.375    $ 36.875  $ 35.000    $42.875
    Low                                           $ 34.500  $ 32.000    $ 31.000  $ 31.000    $31.000
    Close                                         $ 35.250  $ 32.250    $ 32.875  $ 32.375    $32.375

   Dividends per share of common stock            $   .125  $   .150    $   .150  $   .150    $  .575
                                                                          1993
                                                ----------------------------------------------------
  (in millions except per share amounts)           First     Second      Third     Fourth      Total
                                                ----------------------------------------------------
   Total revenues                                $1,302     $1,284     $2,016     $2,195     $6,797
   Total expenses                                   974        987      1,576      1,750      5,287
   Gain on sales of stock of
     subsidiaries and affiliates                      6          -          7          -         13
                                                  -----      -----      -----      -----      -----
   Income before income taxes, and minority
     interest and cumulative effect of changes
     in accounting principle                        334        297        447        445      1,523
   Provision for income taxes                       119        106        182        143        550
   Minority interest, net of income taxes           (8)        (4)        (6)        (4)       (22)
                                                  -----      -----      -----      -----      -----
   Net income before cumulative effect of changes
     in accounting principles                       207        187        259        298        951
   Cumulative effect of changes in
     accounting principles
                                                   (35)          -          -          -       (35)
                                                  -----      -----      -----      -----      -----
   Net income                                    $  172     $  187     $  259     $  298     $  916
                                                  =====      =====      =====      =====      =====
   Earnings per share of common stock:
     Net income before cumulative effect
      of changes in accounting principles        $    0.89  $   0.76    $   1.03  $   1.19   $   3.88
     Cumulative effect of changes in
       accounting principles                         (0.15)     -.          -.        -.        (0.14)
                                                   -------   -------     -------   -------    -------
     Net income                                   $   0.74  $   0.76    $   1.03  $   1.19   $   3.74
                                                   =======   =======     =======   =======    =======
   Common stock price
    High                                          $ 37.313  $ 39.469    $ 49.500  $ 48.625    $49.500
    Low                                           $ 24.313  $ 31.219    $ 37.594  $ 38.000    $24.313
    Close                                         $ 34.594  $ 39.469    $ 47.750  $ 38.875    $38.875

   Dividends per share of common stock            $   .120  $   .120    $   .125  $   .125    $  .490

Fourth quarter 1994 gain on sales of stock of subsidiaries and affiliates amounted to $88 million after-tax.  Fourth quarter
1994 results also include $88 million of after-tax portfolio losses.

Results of operations prior to 1994 exclude the amounts of The Travelers Insurance Group Inc. except that results for 1993 include the Company's equity in earnings relating to the 27% interest purchased in December 1992.  Results of operations include amounts related to the Shearson Business from July 31, 1993, the date of acquisition.

Due to changes in the number of average shares outstanding, quarterly earnings per share of common stock do not add to the totals for the years.

                        Independent Auditors' Report



The Board of Directors and Stockholders
The Travelers Inc.:

We have audited the accompanying consolidated statements of financial position of The Travelers Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for certain investments in debt and equity securities in 1994. Also, as discussed in Note 2 to the consolidated financial statements, the Company changed its methods of accounting for postretirement benefits other than pensions and accounting for postemployment benefits in 1993, and its method of accounting for income taxes in 1992.

/s/ KPMG Peat Marwick LLP

New York, New York
January 17, 1995