Form 10-K, Exhibit 13
period 1995-12-31
TRAVELERS GROUP INC
filed 1996-03-27
CIK 831001

EXHIBIT 13.01


                                  Travelers Group Inc. and Subsidiaries
                              FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
                           (In millions of dollars, except per share amounts)
                                                 1995         1994             1993         1992            1991
                                               --------     --------         --------     --------        --------
Year Ended December 31, (1)
-----------------------
Total revenues (2)                            $ 16,583       $  14,943       $   6,797    $   5,125        $ 6,608
                                               =======        ========        ========      =======         ======
Income from continuing operations             $  1,628       $   1,157       $     951    $     756        $   479
Discontinued operations                            206             169               -            -              -
Cumulative effect of accounting changes(3)          -                -             (35)         (28)             -
                                              --------        --------        --------     --------         ------
Net income                                    $  1,834       $   1,326       $     916    $     728        $   479
                                              ========        ========        ========     ========         ======

Return on average common equity (4)              18.3%           15.6%            18.4%       20.6%          15.7%

At December 31,  (1)
----------------
Total assets                                 $ 114,475       $ 115,297       $ 101,290      $24,151       $ 21,561
Long-term debt                               $   9,190       $   7,075       $   6,991      $ 3,951       $  4,327
Stockholders' equity (5)                     $  11,710       $   8,640       $   9,326      $ 4,229       $  3,280

Per common share data:
---------------------
Income from continuing operations            $    4.86       $    3.34       $    3.88     $   3.34       $   2.14
Discontinued operations                           0.65            0.52               -            -              -
Cumulative effect of accounting changes              -               -           (0.14)       (0.12)             -
                                              --------       ---------        --------      -------       --------
Net income                                   $    5.51       $    3.86       $    3.74     $   3.22       $   2.14
                                              ========        ========        ========      =======        =======

Cash dividends per common share              $   0.800       $   0.575       $   0.490     $  0.363       $  0.225
Book value per common share                  $   34.50       $   24.77       $   26.06     $  17.70       $  15.10
Book value per common share, excluding
  FAS 115 adjustment                         $   32.11       $   28.94

Other data:
-----------
Average number of common shares
  and equivalents (millions)                     317.4           322.0           237.8         222.8         226.5
Year-end common shares
  outstanding (millions)                         316.2           316.5           327.1         222.0         217.2
Number of full-time employees                   47,600          52,000          60,000        16,000        15,800



   (1) Results of operations prior to 1994 exclude the amounts of The Travelers Insurance Group Inc., except that results for 1993 include the Company's equity in earnings relating to the 27% interest purchased in December 1992. Results of operations include amounts related to the Shearson Businesses from July 31, 1993, the date of acquisition. Data relating to financial position for the years prior to 1993 exclude amounts for The Travelers Insurance Group Inc. and the Shearson Businesses.

   (2) As more fully described in Note 3 of Notes to Consolidated Financial Statements, all of the operations comprising Managed Care and Employee Benefits Operations (MCEBO) are presented as a discontinued operation and, accordingly, prior year amounts have been restated. Revenues for 1991 include those of Fingerhut Companies, Inc. (Fingerhut), which had been carried as a consolidated subsidiary.

   (3) See Note 1 of Notes to Consolidated Financial Statements for information regarding accounting changes in 1993. Included in net income for 1993 is an after-tax charge of $17 million resulting from the adoption of Statement of Financial Accounting Standards No. 106, and an after-tax charge of $18 million resulting from the adoption of Statement of Financial Accounting Standards No. 112. Included in net income for 1992 is an after-tax charge of $28 million resulting from the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

   (4) The return on average common stockholders' equity is calculated using income before the cumulative effect of accounting changes after deducting preferred stock dividend requirements.

   (5) Stockholders' equity at December 31, 1995 and 1994 reflects $756 million of net unrealized gains on investment securities and $1.3 billion of net unrealized losses on investment securities, respectively, pursuant to the adoption of FAS No. 115 in 1994 (see Note 1 of Notes to Consolidated Financial Statements).

                   Travelers Group Inc. and Subsidiaries
        MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL CONDITION
                         and RESULTS of OPERATIONS

Consolidated Results of Operations
                                                    Year Ended December 31,
                                                   -------------------------
  (In millions, except per share amounts)            1995    1994    1993
----------------------------------------------------------------------------
  Revenues                                        $16,583  $14,943   $6,797
                                                   ======   ======    =====

  Income from continuing operations                $1,628  $ 1,157   $  951

  Income from discontinued operations                 206      169        -

  Cumulative effect of accounting changes               -       -       (35)
                                                  -------   ------    -----
  Net income                                       $1,834   $1,326   $  916
                                                  =======   ======    =====

  Earnings per share:
    Continuing operations                          $ 4.86  $ 3.34    $ 3.88

    Discontinued operations                          0.65    0.52         -

    Cumulative effect of accounting changes             -       -     (0.14)
                                                   ------  ------    ------
  Net income                                       $ 5.51  $ 3.86    $ 3.74
                                                   ======  ======    ======
  Weighted average number of common shares
    outstanding and
    common stock equivalents (millions)             317.4   322.0     237.8
                                                   ======  ======    ======
Overview

Consolidated results of operations include the accounts of Travelers Group Inc. (formerly The Travelers Inc.) and its subsidiaries (the Company). In December 1992, the Company acquired approximately 27% of the common stock of The Travelers Corporation (old Travelers). During 1993 this investment was accounted for on the equity method. On December 31, 1993, the Company acquired the approximately 73% of old Travelers common stock it did not already own (the Merger) through the merger of old Travelers into the Company. Results of operations for periods prior to December 31, 1993 do not include those of old Travelers other than for the equity in earnings relating to the 27% interest previously owned. The old Travelers businesses acquired are hereinafter referred to as old Travelers or The Travelers Insurance Group Inc. (TIGI). On July 31, 1993, the Company acquired the domestic retail brokerage and asset management businesses (the Shearson Businesses) of Shearson Lehman Brothers Holdings Inc. The Shearson Businesses were combined with the operations of Smith Barney Holdings Inc. (Smith Barney). Results of operations include the results of the Shearson Businesses from the date of acquisition. (See Note 1 of Notes to Consolidated Financial Statements.)

Results of Operations

Income from continuing operations for the year ended December 31, 1995 was $1.628 billion compared to $1.157 billion in 1994 and $951 million in 1993. Results of operations for 1995 and 1994 reflect the full year impact of both the Travelers Merger and the Shearson acquisition. Results of operations for 1993 include earnings from the Shearson Businesses for five months and reflect the equity in the earnings relating to the Company's 27% interest in old Travelers. Included in income from continuing operations for the years ended December 31, 1995, 1994 and 1993 are net after-tax gains (losses) of $74 million, $(4) million and $52 million, respectively, as follows:

1995
----
-    a $13 million provision for loss on disposition of an affiliate; and
-    $87 million of reported investment portfolio gains.

1994
----
-    $39 million gain on the sale of American Capital Management & Research
     Inc.;
- $21 million gain on the sale of Smith Barney's interest in HG Asia Holdings Ltd. (HG Asia);
- $19 million gain on the sale of Bankers and Shippers Insurance Company, a subsidiary of The Travelers Indemnity Company; and
-    $83 million of reported investment portfolio losses.


1993
----
- a $65 million provision for one-time expenses related to the acquisition of the Shearson Businesses;
-    $8 million gain on the sale of stock of subsidiaries and affiliates;
     and
-    $109 million of reported investment portfolio gains.


Excluding these items, income from continuing operations for 1995 increased $393 million to $1.554 billion, or 34%, over 1994, reflecting improved performance at all operating units, particularly at Smith Barney.

On the same basis, income from continuing operations for 1994 increased by $262 million, or 29%, over 1993, reflecting primarily an earnings increase at Consumer Finance due to an increase in receivables outstanding; an increase in Primerica Financial Services' earnings as a result of improvements in life insurance sales and policy persistency, as well as increases in $.M.A.R.T. and $.A.F.E. loans; and the inclusion of the earnings from the additional 73% investment in old Travelers.

Included in net income for 1993 is an after-tax charge of $18 million resulting from the adoption of Statement of Financial Accounting Standards
(FAS) No. 112, "Employers' Accounting for Postemployment Benefits," and an after-tax charge of $17 million resulting from the adoption of FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

The following discussion presents in more detail each segment's operating performance and net income before accounting changes, the effect of which was not material to any of the business segments.

Investment Services
                                       Year Ended December 31,
                         -----------------------------------------------------
                                 1995              1994           1993
                         -----------------------------------------------------
                                     Net               Net               Net
 (millions)              Revenues  Income  Revenues  Income   Revenues  Income
------------------------------------------------------------------------------
 Smith Barney (1)         $6,808     $599  $5,534     $390     $3,371    $306
 Mutual funds and asset
   management                  -        -     156       32        153      30
------------------------------------------------------------------------------
 Total Investment
   Services               $6,808     $599  $5,690     $422     $3,524    $336
------------------------------------------------------------------------------

(1) Net income for 1994 includes a $21 million after-tax gain from the sale of the interest in HG Asia and net income for 1993 includes a $65 million after-tax provision for merger-related costs.


Mutual funds and asset management included in 1994 and 1993, the limited partnership interest in RCM Capital Management (RCM) and the operations of American Capital Management & Research, Inc. (American Capital) through its date of sale in December 1994. RCM is reported as part of Corporate and Other in 1995.

Smith Barney

Significant strength in the financial markets during 1995 contributed to Smith Barney's record earnings for the year. Excluding the $21 million gain in 1994, Smith Barney's 1995 earnings increased 63% over the prior year. A difficult operating environment in the securities markets during 1994, combined with the effect of increased expenses in 1994 related to the acquisition of the Shearson Businesses, contributed to a slight decline in Smith Barney's 1994 earnings when compared to 1993, excluding the $21 million gain in 1994 and the $65 million provision in 1993.

Smith Barney Revenues
                                       Year Ended December 31,
         ------------------------------------------------------
         (millions)              1995         1994         1993
         ------------------------------------------------------
         Commissions           $2,008       $1,800       $1,108
         Investment banking       847          680          667
         Principal trading      1,016          900          549
         Asset management fees  1,052          941          489
         Interest income, net*    377          329          211
         Other income             134          114           70
         ------------------------------------------------------
         Net revenues*         $5,434       $4,764       $3,094
         ------------------------------------------------------

     * Net of interest expense of $1,374 million, $770 million and $277 million in 1995, 1994 and 1993, respectively. Revenues included in the consolidated statement of income are before deductions for interest expense.

Revenues, net of interest expense, increased 14% compared to 1994, reflecting increases in all categories. Commission revenues increased by 12% to $2.008 billion in 1995 compared to $1.800 billion in 1994. The increase reflects higher activity in listed and over-the-counter securities and options markets, offset by declines in futures and mutual funds. Investment banking revenues increased 25% to a record $847 million in 1995 compared to $680 million in 1994, reflecting strong volume in equity, unit trust, high yield and high grade corporate debt underwritings, as well as merger and acquisition fees. Smith Barney's market share in a number of categories, particularly equity IPOs, continued to advance during the year. Principal trading revenues increased 13% to $1.016 billion in 1995 compared to $900 million in 1994, with particularly strong results in equities and taxable fixed income offset by a decline in municipal trading. Asset management fees were $1.052 billion in 1995 compared to $941 million in 1994. At December 31, 1995, Smith Barney had assets under management of $96.2 billion, up from $78.0 billion a year ago. The increase in asset management revenues also reflects fees associated with bringing in-house all the administrative functions for proprietary mutual funds and money funds during the latter part of 1995. Net interest income was $377 million in 1995, up from $329 million in 1994, as a result of higher levels of interest-earning net assets.

Total expenses, excluding interest, increased 7% to $4.406 billion in 1995 as compared to $4.118 billion in 1994. This increase was driven by higher production-related Financial Consultant compensation and other employee compensation and benefits expense, which increased 8% to $3.193 billion in the 1995 period, as compared to $2.953 billion in 1994. Expenses other than interest and employee compensation and benefits were $1.213 billion in the 1995 period compared to $1.165 billion in 1994. However, the number of non-production employees and the level of fixed expenses continued the downward trend that began in the fourth quarter of 1994.

Smith Barney's return on equity was 24.7% for 1995 compared to 16.4% for 1994, excluding the $21 million gain on HG Asia, and continues to be among the highest of its industry peer group.

Assets Under Management
                                                  At December 31,
                                                 ---------------
          (billions)                             1995     1994
          ------------------------------------------------------
          Smith Barney                          $ 96.2    $ 78.0
          Travelers Life and Annuity (1)          22.1      19.2
          ------------------------------------------------------
          Total Assets Under Management (2)     $118.3     $97.2
          ------------------------------------------------------

      (1) Part of the Life Insurance Services segment.
      (2) Excludes assets under management at RCM Capital Management of $26.2 billion in 1995 and $22.5 billion in 1994.

Outlook - Smith Barney's business is significantly affected by the levels of activity in the securities markets, which in turn are influenced by the level and trend of interest rates, the general state of the economy and the national and worldwide political environments, among other factors. An increase in interest rates could have an adverse impact on Smith Barney's businesses, including commissions (which are linked in part to the economic attractiveness of securities relative to time deposits) and investment banking (which is affected by the relative benefit to corporations and public entities of issuing public debt and/or equity versus other avenues for raising capital). These factors, however, could be at least partially offset by a strengthening U.S. economy that might include growth in the business sector -- accompanied by a rise in the demand for capital -- and an increase in the capacity of individuals to invest. A decline in interest rates from present levels could favorably influence Smith Barney's business. Smith Barney will continue to concentrate on building its asset management business, which tends to provide a more predictable and steady income stream than its other businesses. Smith Barney is continuing to maintain tight expense controls that management believes will help the firm withstand periodic downturns in market conditions.

Asset Quality - Total Investment Services' assets at December 31, 1995 were approximately $41.0 billion, consisting primarily of highly liquid marketable securities and collateralized receivables. About 48% of these assets were related to collateralized financing transactions where U.S. Government and mortgage-backed securities are bought, borrowed, sold and lent in generally offsetting amounts. Another 22% represented inventories of securities primarily needed to meet customer demand. A significant portion of the remainder of the assets represented receivables from brokers, dealers and customers that relate to securities transactions in the process of being settled. The carrying values of the majority of Smith Barney's securities inventories are adjusted daily to reflect current prices. See Notes 1, 6, 7 and 8 of Notes to Consolidated Financial Statements for a further description of these assets. See Note 19 of Notes to Consolidated Financial Statements for a description of Smith Barney's activities in derivative financial instruments, which it uses primarily to facilitate customer transactions.

At December 31, 1995 there were no "bridge" loans held by Smith Barney, and exposure to high-yield positions was not material. Smith Barney's assets to equity ratio at December 31, 1995 was 16.6 to 1, which management believes is a conservative leverage level for a securities broker and one that enhances the prospects for future growth.

Smith Barney's assets are financed through a number of sources including long and short-term credit facilities, the financing transactions described above and payables to brokers, dealers and customers.

Consumer Finance Services

                                                  Year Ended December 31,
                                 ----------------------------------------------------
                                          1995            1994           1993
                                 ----------------------------------------------------
                                             Net              Net               Net
     (millions)                  Revenues  Income  Revenues  Income   Revenue  Income
------------------------------------------------------------------------------------
Consumer Finance Services(1)     $1,354     $246   $1,239    $227     $1,193    $232


(1) Net income includes $23 million of reported investment portfolio gains in 1993.

Consumer Finance net income in 1995 increased by 9% over the prior year. The increase primarily reflects a 7% increase in average receivables outstanding. The rise in average receivables outstanding was highlighted by an 11% increase in personal loan average receivables outstanding, which is the highest margin product line. Receivables growth has been at a somewhat slower pace than in 1994, and was adversely affected by increasing first mortgage refinancings in the latter part of 1995. Proceeds of such refinancings are sometimes used by the borrowers to pay off second mortgages in the consumer finance portfolio. Earnings before reported investment portfolio gains increased 8% in 1994 over 1993, reflecting both an 11% increase in average receivables outstanding and an improvement in net interest margins.

Consumer Finance borrows from the corporate treasury operations of Commercial Credit Company (CCC), a major holding company subsidiary of the Company that raises funds externally. For fixed rate loan products, Consumer Finance is charged agreed-upon rates that generally have been set within a narrow range and approximated 8% in 1993; and 7.0% in 1994 and 1995. For variable rate loan products, Consumer Finance is charged rates based on prevailing short term rates. CCC's actual cost of funds may be higher or lower than rates charged to Consumer Finance, with the difference reflected in Corporate and Other.

The average yield on receivables outstanding rose to 15.64% in 1995 compared with 15.41% in 1994, and net interest margins rose to 8.79% in 1995 from 8.76% in 1994, as a result of improved yields, offset by higher funding costs. The average yield on receivables outstanding decreased to 15.41% in 1994 from 15.83% in 1993, due to lower yields on fixed rate second mortgages and the adjustable rate real estate-secured loan product introduced at the end of 1992. Lower cost of funds resulted in an improvement in net interest margins to 8.76% in 1994 from 8.44% in 1993.

Delinquencies in excess of 60 days rose to 2.14% at December 31, 1995, versus historically low levels of 1.88% in 1994, and 2.21% in 1993. Correspondingly, the charge-off rate, which had been at record low levels in 1994, moved higher in 1995 -- reaching 2.28% versus 2.08% in 1994 and 2.36% in 1993. This increase in delinquencies and charge-offs, which to some extent reflects industry trends associated with personal bankruptcies, is expected to continue during 1996.

The allowance for credit losses as a percentage of net outstandings was 2.66% at year-end 1995, compared to 2.64% at year-end 1994 and 1993.

The total number of offices at year-end 1995 stood at 850, up from 828 at year-end 1994. During 1995, Commercial Credit added 50 branches. This increase was offset by consolidating 28 branches during the fourth quarter in anticipation of a new structure designed to better serve the company's growing business of underwriting second mortgage ($.M.A.R.T.) loans for Primerica Financial Services (PFS).
                                           As of, and for, the
                                        Year Ended December 31,
                                        -------------------------
                                        1995      1994      1993
                                        -------------------------
 Allowance for credit losses as a %
   of net outstandings                  2.66%     2.64%    2.64%

 Charge-off rate for the year           2.28%     2.08%    2.36%

 60 + days past due on a contractual
   basis as a % of gross consumer
   finance reivables at year-end        2.14%     1.88%    2.21%

Insurance subsidiaries of the Company provide credit life, health and property insurance to Consumer Finance customers. Premiums earned were $139 million in 1995, $115 million in 1994, and $88 million in 1993. The increase in premiums year-over-year is the result of growth in receivables and expanded availability of certain products in additional states, as well as the assumption through reinsurance by affiliates of the Company in 1994 of business previously insured by non-affiliated companies.

Outlook - Consumer Finance is affected by the interest rate environment and general economic conditions. Although the declining interest rate environment, should it continue, is not expected to have a material effect on Consumer Finance yields, it has resulted in modest downward pressure on interest rates charged on new receivables secured by real estate. For the Company overall, however, these trends would be offset by the lower costs of funds in such an environment. The low mortgage rate environment has had, and may continue to have, some adverse impact on Consumer Finance second mortgage loan volume and liquidations, as potential customers refinance their first mortgages instead of turning to the second mortgage market, or use proceeds from the refinancings of first mortgages to pay down existing second mortgages. Continued lower interest rates could result in a reduction of the interest rates that CCC charges Consumer Finance on borrowed funds.

Asset Quality - Consumer Finance assets totaled approximately $8.1 billion at December 31, 1995, of which $7.1 billion, or 87%, represented the net consumer finance receivables (including accrued interest and the allowance for credit losses). These receivables were predominantly residential real estate-secured loans and personal loans. Receivable quality depends on the likelihood of repayment. The Company seeks to reduce its risks by focusing on individual lending, making a greater number of smaller loans than would be practical in commercial markets, and maintaining disciplined control over the underwriting process. The Company has a geographically diverse portfolio as described in Note 9 of Notes to Consolidated Financial Statements. The Company believes that its loss reserves on the consumer finance receivables are appropriate given current circumstances. If the charge-off and delinquency rates continue to increase, the Company would anticipate increasing the loss reserves.

Of the remaining Consumer Finance assets, approximately $690 million were investments of insurance subsidiaries, including $591 million of fixed income securities and $59 million of short-term investments with a weighted average quality rating of A1.

Life Insurance Services

                                             Year Ended December 31,
                         ----------------------------------------------------
                              1995                  1994           1993
  ---------------------------------------------------------------------------
                                     Net               Net               Net
  (millions)             Revenues  Income  Revenues  Income   Revenue  Income
  ---------------------------------------------------------------------------
  Primerica Financial
    Services(1)           $1,356    $251    $1,290    $210     $1,266   $223

  Travelers Life and
    Annuity(2)             2,502     330     2,198     211        319     42
  ---------------------------------------------------------------------------
  Total Life Insurance
    Services              $3,858    $581    $3,488    $421     $1,585   $265
  ---------------------------------------------------------------------------

(1) Net income includes $20 million, $7 million and $45 million of reported investment portfolio gains in 1995, 1994 and 1993, respectively.
(2) Net income includes $48 million, $1 million and $17 million of reported investment portfolio gains in 1995, 1994 and 1993, respectively.

Travelers Life and Annuity includes the results of Transport Life Insurance Company through September 29, 1995 (date of spin-off) and, for 1995 and 1994 only, the results of the Travelers Life and Annuity segment of old Travelers which was acquired on December 31, 1993. Certain 1993 production statistics related to old Travelers' businesses are included for comparison purposes only in the following discussion and are not reflected in 1993 revenues or operating results.

The Managed Care and Employee Benefits Operations of old Travelers was previously included in the Life Insurance Services segment. This business marketed group accident and health and life insurance, managed health care programs, and administrative services associated with employee benefit plans to customers ranging from large multinational corporations to small
local employers.   As discussed in Note 3 of Notes to Consolidated
Financial Statements, this business is being accounted for as a discontinued operation and, accordingly, 1994 amounts have been restated.

Primerica Financial Services

Earnings before portfolio gains for 1995 increased 14% over 1994, reflecting continued growth in life insurance in force, improving life insurance margins as well as favorable mortality results. Before reported portfolio gains and a 1993 after-tax charge of $11 million for the cumulative effect of a tax rate increase through December 31, 1992, PFS's 1994 earnings increased 8% over the prior year. The increase was a result of improved life insurance sales and persistency (i.e., the percentage of policies that continue in force) as well as increases in sales of other financial products, primarily mutual funds and loan products of the Consumer Finance segment.

New term life insurance sales were $53.0 billion in face amount for 1995, compared to $57.4 billion in 1994, and $49.3 billion in 1993. The number of policies issued was 266,600 in 1995, compared to 299,400 in 1994, and 260,300 in 1993. Life insurance in force at year-end 1995 reached $348.2 billion, up from $335.0 billion at year-end 1994, and continued to reflect good policy persistency.

PFS has traditionally offered mutual funds to customers as a means to invest the relative savings realized through the purchase of term life insurance as compared to traditional whole life insurance. Sales of mutual funds were $1.551 billion in 1995 compared to $1.622 billion in 1994 and $1.473 billion in 1993 (including $253 million, $300 million and $207 million, respectively, of sales in Canada). Loan receivables from the $.M.A.R.T. (second mortgage loans) and $.A.F.E. (personal loans) products of Consumer Finance, which are reflected in the assets of Consumer Finance, continued to advance during the year and were $1.258 billion at December 31, 1995 compared to $1.107 billion at December 31, 1994, and $765 million at December 31, 1993. PFS's SECURE property and casualty insurance product (automobile and homeowners insurance) -- issued through The Travelers Indemnity Company and rolled out in 1995 in 14 states -- continues to experience healthy growth in applications.

Outlook - Over the last few years, programs including sales and product training were begun that are designed to maintain high compliance standards, increase the number of producing agents and customer contacts and, ultimately, increase production levels. Additionally increased effort has been made to provide all PFS customers full access to all PFS marketed lines. Insurance in force is continuing to grow and the number of producing agents has stabilized. A continuation of these trends could
positively influence future operations.   PFS continues to expand cross-
selling with other Company subsidiaries of products such as loans, mutual funds and, most recently, property and casualty insurance (automobile and homeowners).

Travelers Life and Annuity

Travelers Life and Annuity consists of annuity, life and health products marketed under the Travelers name (the Financial Services individual business and the Asset Management & Pension Services group annuity business of old Travelers) and the individual accident and health operations of Transport Life Insurance Company (Transport Life) (through the date of spin-off). Among the range of individual products are fixed and variable annuities; term, universal and whole life insurance; and long-term care and other accident and health coverages. These products are primarily marketed through a core group of over 500 independent agencies, the Copeland Companies (Copeland), an indirect wholly-owned subsidiary of TIGI, and Smith Barney Financial Consultants. Vintage Life and Travelers Target Maturity, the first of several new products planned for Smith Barney, were introduced in September 1995.

Earnings before portfolio gains increased 34% to $282 million in 1995, compared to $210 million in 1994. Higher investment margins and improved productivity accounted for the earnings growth. Investment margins continue to be helped by the reinvestment of proceeds from sales over the past year of underperforming real estate. Results for 1995 also include investment income attributable to the reinvestment in the fourth quarter of the proceeds from the sale of the Company's interest in The MetraHealth Companies Inc. (see Note 3 of Notes to Consolidated Financial Statements), but exclude Transport Life earnings subsequent to the date of spin-off. Results for 1993 include only the operations of Transport Life.

For individual annuities, net written premiums and deposits were $1.713 billion in 1995, up 31% from $1.309 billion in 1994. Total individual annuity policyholder account balances and benefit reserves at year-end 1995 were $12.7 billion compared to $10.9 billion at year-end 1994. Sales continue to be strengthened by the success of Vintage, the variable annuity product distributed exclusively by Smith Barney Financial Consultants, which was launched in June 1994 and now accounts for more than 40% of all individual annuity production. Annuity sales were also helped in part by rating agency upgrades for claims paying ability that occurred during the year, including, in April 1995, A.M. Best's upgrade of The Travelers Insurance Company to an "A" rating. This rating is not a recommendation to buy, sell or hold securities, and it may be revised or withdrawn at any time.

In the group annuity business, net written premiums and deposits were $1.021 billion in 1995, compared to $772 million in 1994, excluding deposits of $200 million and $512 million, respectively, related to the transfer in-house of old Travelers pension fund assets previously managed externally. A management decision not to renew low margin guaranteed investment contracts written in prior years accounted for a reduction in group annuity policyholder account balances and benefit reserves to $10.6 billion at year-end 1995, down from $12.2 billion at year-end 1994.

Face amount of individual life insurance issued, excluding Transport Life, during 1995 was $6.2 billion, down from $9.2 billion in 1994, bringing total life insurance in force to $49.2 billion at year-end 1995. The reduction in face amount issued reflects a de-emphasis on sales of certain lower-margin life insurance products. Net written premiums and deposits for individual life insurance, excluding Transport Life, were $269 million in 1995, compared to $282 million in 1994. The year-over-year decline reflects the purchase of additional reinsurance coverage in 1995.

Net written premiums for health-related lines, excluding Transport Life, were $133 million in 1995, up 19% from $111 million in 1994. This increase reflects strong growth in long-term care insurance.

Outlook - Travelers Life and Annuity should benefit from growth in the aging population who are becoming more focused on the need to accumulate adequate savings for retirement, to protect these savings and to plan for the transfer of wealth to the next generation. Travelers Life and Annuity is well-positioned to take advantage of the favorable long-term demographic trends through its strong financial position, widespread brand name recognition and broad array of competitive life, annuity and long-term care insurance products sold through three established distribution channels. These include independent agents, Copeland, and Smith Barney Financial Consultants.

However, competition in both product pricing and customer service is intensifying. While there has been some consolidation within the industry, other financial services organizations are increasingly involved in the sale and/or distribution of insurance products. Deregulation of the banking industry, including possible reform of restrictions on entry into the insurance business, will likely accelerate this trend. Also, the annuities business is interest sensitive, and swings in interest rates could influence sales and retention of in force policies. In order to strengthen its competitive position, Travelers Life and Annuity expects to maintain a current product portfolio, further diversify its distribution channels, and retain its healthy financial position through strong sales growth and maintenance of an efficient cost structure.

In addition, during the past year significant tax reform discussions have occurred. Some of the proposed discussions could reduce or eliminate the need for tax deferral features and thus the need for products that are currently in Travelers Life and Annuity's portfolio. New legislation could also create the need for new products or increase the demand for some existing products. At this time it is not clear what the eventual outcome of this national debate will be or what impact, if any, it may have on Travelers Life and Annuity's sales and business retention.

Property & Casualty Insurance Services
                                      Year Ended December 31,
                             ---------------------------------------------------
 (millions)                      1995           1994          1993
-------------------------------------------------------------------------------
                                        Net              Net               Net
                             Revenue  Income  Revenues  Income  Revenues  Income
 -------------------------------------------------------------------------------
 Commercial (1)              $3,063    $343    $3,058    $146    $315      $45

   Minority Interest -  Gulf      -       -         -       -       -      (22)

 Personal (2)                 1,482     110     1,480     103       -        -
 -------------------------------------------------------------------------------
 Total Property & Casualty
 Insurance Services          $4,545    $453    $4,538    $249    $315       $23
 ===============================================================================

 (1) Net income includes $36 million of reported investment portfolio gains in 1995 and $73 million of reported investment portfolio losses in 1994 and $15 million of reported investment portfolio gains in 1993.
 (2) Net income includes $6 million of reported investment portfolio gains in 1995 and $18 million of reported investment portfolio losses in 1994 and also in 1994 a $19 million gain from the sale of Bankers and Shippers Insurance Company.

The Property & Casualty Insurance Services segment consists of the property and casualty business lines of old Travelers as well as Gulf Insurance Group (Gulf). Segment operating results for 1993 include only the 50% of Gulf then owned by the Company. Certain 1993 production statistics related to old Travelers' businesses are included for comparison purposes only in the following discussion and are not reflected in 1993 revenues or operating results.

On November 28, 1995, TIGI, an indirect wholly-owned subsidiary of the Company, entered into an agreement with Aetna Life and Casualty Company (Aetna) to purchase Aetna's domestic property and casualty insurance operations for approximately $4.0 billion in cash, subject to certain adjustments. The agreement, which is subject to various regulatory approvals, provides for the purchase, by TIGI or a subsidiary, of all of the outstanding capital stock of The Aetna Casualty and Surety Company and The Standard Fire Insurance Company. The transaction is expected to be completed around the end of the first quarter of 1996. (See Liquidity and Capital Resources.)

Commercial Lines

Earnings before portfolio gains/losses increased 40% to $307 million in 1995 compared to $219 million in 1994. The improvement relative to 1994 primarily resulted from an increase in net investment income and improved loss trends in the workers' compensation line.

Commercial Lines net written premiums were $2.309 billion in 1995, compared to $2.391 billion in 1994 and $2.499 billion in 1993. Premium equivalents for 1995 were $2.821 billion compared to $2.990 billion in 1994 and $2.757 billion in 1993. Premium equivalents, which are associated largely with National Accounts, represent estimates of premiums that customers would have been charged under a fully insured arrangement and do not represent actual premium revenues.

A significant component of Commercial Lines is National Accounts, which works with national brokers and regional agents providing insurance coverages and services, primarily workers' compensation, mainly to large corporations. National Accounts also includes the alternative market business which primarily covers workers' compensation products and services. National Accounts' net written premiums for 1995 were $703 million compared to $835 million in 1994. National Account premium equivalents of $2.780 billion for 1995 were $179 million below 1994. The 1995 decline reflects selective renewal activity in response to the competitive pricing environment as well as continued success in lowering workers' compensation losses of customers (which reduces premiums and equivalents). The decrease in premium equivalents in 1995 compared to 1994 primarily reflects a depopulation of involuntary pools as the loss experience of workers' compensation improved and insureds moved to voluntary markets. For 1995, new premium and equivalent business was $444 million compared to $325 million for 1994. Retention ratios dropped to 84% in 1995 from 88% in 1994, reflecting selective renewal activity in response to the competitive pricing environment.

Commercial Accounts serves mid-sized businesses through a network of independent agencies and brokers. Commercial Accounts' net written premiums were $730 million in 1995 compared to $791 million in 1994, reflecting continued softness in the guaranteed cost products of Commercial Accounts business and was partly offset by continued growth in industry-specific programs and in retrospectively rated policies and other loss-responsive products. Commercial Account premium equivalents grew to $41 million in 1995, $10 million above the 1994 level. This increase reflects a shift from guaranteed cost products to fee-for-service business. For 1995, new premium and equivalent business in Commercial Accounts was $470 million compared to $381 million in 1994. The Commercial Accounts business retention ratio was 73% in 1995 compared to 79% in 1994. Commercial Accounts continues to focus on the retention of existing business while maintaining its product pricing standards and its selective underwriting policy.

Select Accounts serves small businesses through a network of independent agencies. Select Accounts net written premiums of $542 million for 1995 were $76 million above 1994 premium levels, due primarily to an increase in new business. New premium business in Select Accounts was $131 million in 1995 compared to $112 million in 1994. The Select Accounts business retention ratio was 75% in 1995 compared to 73% in 1994.

Specialty Accounts net written premiums of $334 million in 1995 increased 12% compared to $299 million in 1994. This growth is primarily attributable to an increase in the writing of assumed reinsurance business.

Catastrophe losses, net of tax and reinsurance, were $7 million in 1995 compared to $30 million in 1994. The 1994 catastrophe losses were due to winter storms in the first quarter of 1994. Effective April 1, 1995, the threshold of losses incurred to qualify a specific event as a catastrophe was increased.

The 1995 and 1994 full year statutory combined ratios were 105.0% and 124.7%, respectively. The 1994 statutory combined ratio included a statutory charge of $225 million for reserve increases for environmental claims and for a reduction of ceded reinsurance balances. The 1993 full year statutory combined ratio of old Travelers and Gulf combined was 125.3% and included $325 million of reserve strengthening predominantly for asbestos and environmental liabilities recorded by old Travelers in the third quarter of 1993. The 1994 and 1993 statutory combined ratios excluding these reserve charges were 114.2% for 1994 and 111.2% for old Travelers and Gulf combined for 1993. The improvement in the 1995 statutory combined ratio compared to the adjusted 1994 statutory combined ratio was due to the first quarter 1994 catastrophe losses and favorable loss development in certain workers' compensation lines and residual markets in 1995.

Personal Lines
Expense reduction initiatives and strong net investment income contributed to a small improvement in earnings in 1995. In addition, 1994 benefitted from a one-time contribution of $9 million, which resulted from the favorable resolution of the New Jersey Market Transition Facility (MTF) deficit as well as earnings from Bankers and Shippers Insurance Company (which was sold in October 1994). Earnings continue to reflect strong performance in the agency network in targeted markets and aggressive expense reduction initiatives. This was partially offset by start-up costs of the SECURE program - a PFS sales initiative whereby automobile and homeowners insurance is being marketed in selected states by the PFS sales force.

Net written premiums for 1995 were $1.298 billion, compared to $1.433 billion in 1994. The 1995 decline of $135 million compared to 1994 was attributable to the sale of Bankers and Shippers in October 1994. However, excluding Bankers and Shippers business, net written premiums for 1995 were up approximately 8% from 1994, reflecting reduced reinsurance ceded and targeted growth in sales through independent agents.

Catastrophe losses, net of taxes and reinsurance, were $12 million in 1995, compared to $26 million in 1994. The increase in catastrophe losses in 1994 was due to severe winter storms in the Northeast during the first quarter. Effective April 1, 1995, the threshold of losses incurred to qualify a specific event as a catastrophe was increased.

The statutory combined ratio for Personal Lines for the full year 1995 was 104.4% compared to 100.4% in 1994. The lower ratio in 1994 was due to the benefit of favorable loss reserve development and the favorable resolution of the MTF deficit.

Outlook - Property & Casualty

A variety of factors continue to affect the property and casualty insurance market, including inflation in the cost of medical care and litigation and losses from involuntary markets.

In most of Commercial Lines, pricing did not improve in 1995. For Commercial Accounts and Select Accounts, the duration of the current downturn in the underwriting cycle continues to place pressure on the pricing of guaranteed cost products, as price increases have not exceeded loss cost inflation for several years. The focus is to retain existing profitable business and obtain new accounts where the Company can maintain its selective underwriting policy. The Company continues to adhere to strict guidelines to maintain high quality underwriting, which could affect future premium levels. National Accounts business, although primarily fee-for-service, continues to be very competitive on price.

In Personal Lines, inflation in the cost of automobile repairs, medical care and litigation of liability claims in 1995 resulted in pressure on current underwriting margins. Personal Lines management strategy includes the control of operating expenses to improve competitiveness and profitability, growth in sales through independent agents in target markets and other distribution channels and a reduction of exposure to catastrophe losses.

In an effort to reduce its exposure to catastrophic hurricane losses, the Company has reduced agent commissions on homeowners insurance in certain markets, strengthened underwriting standards and implemented price increases in certain hurricane - prone areas, subject to restrictions imposed by insurance regulatory authorities.

Environmental Claims

TIGI continues to receive claims alleging liability exposures arising out of insureds' alleged disposition of toxic substances. The review of environmental claims includes an assessment of the probable liability, available coverage, judicial interpretations and historical value of similar claims. In addition, the unique facts presented in each claim are evaluated individually and collectively. Due consideration is given to the many variables presented in each claim, such as: the nature of the alleged activities of the insured at each site; the allegations of environmental damage at each site; the number of sites; the total number of potentially responsible parties at each site; the nature of environmental harm and the corresponding remedy at a site; the nature of government enforcement activities at each site; the ownership and general use of each site; the willingness and ability of other potentially responsible parties to contribute to the cost of the required remediation at each site; the overall nature of the insurance relationship between TIGI and the insured; the identification of other insurers; the potential coverage available, if any; the number of years of coverage, if any; the obligation to provide a defense to insureds, if any; and the applicable law in each jurisdiction. Analysis of these and other factors on a case-by-case basis results in the ultimate reserve assessment.

The following table displays activity for environmental losses and loss expenses and reserves for 1995 and 1994. At December 31, 1995, approximately 24% of the net environmental loss reserve (i.e., approximately $95 million) is case reserve for resolved claims. TIGI does not post case reserves for environmental claims in which there is a coverage dispute until the dispute is resolved. Until then, the estimated amounts for disputed coverage claims are carried in a bulk reserve, together with unreported environmental losses.

 Environmental Losses(1)
 --------------------
 (millions)                                 1995     1994
                                            ----     ----

 Beginning reserves:
       Direct                              $482      $504
       Ceded                                (11)      (13)
                                            ----     ----
         Net                                471       491

 Incurred losses and loss expenses:
       Direct                               117        54
       Ceded                                (61)       (5)

 Losses paid:
       Direct                               145        76
       Ceded                                (22)       (7)
                                            ---      ----

 Ending reserves:
       Direct                               454       482
       Ceded                                (50)      (11)
                                           ----      ----
         Net                              $ 404     $ 471
                                           ====      ====
(1) Amounts prior to 1994 relate to Gulf only and are not material.

The industry does not have a standard method of calculating claim activity for environmental losses. Generally, for environmental claims, TIGI establishes a claim file for each insured on a per site, per claimant basis. If there is more than one claimant, such as a federal and a state agency, this method will result in two claims being set up for a policyholder at that one site. TIGI adheres to its method of calculating claim activity on all environmental-related claims, whether such claims are tendered on primary, excess or umbrella policies.

As of December 31, 1995, TIGI had approximately 10,500 pending environmental-related claims and had resolved more than 20,600 such claims since 1986. Approximately 65% of the pending environmental-related claims in inventory represented federal or state EPA-type claims tendered by approximately 700 insureds. The balance represented bodily injury claims alleging injury due to the discharge of insureds' waste or pollutants.

To date, TIGI generally has been successful in resolving its coverage litigation and continues to reduce its potential exposure through favorable settlements with certain insureds. These settlement agreements with certain insureds are based on the variables presented in each piece of coverage litigation. Generally the settlement dollars paid in disputed coverage claims are a percentage of the total coverage sought by such insureds. In addition, with respect to settlement of many of the environmental claims, there is a "buy-back" from the insured, of the future environmental liability risks under the policy by TIGI, together with appropriate indemnities and hold harmless provisions to protect TIGI.

In 1995, Congress considered the "Superfund Reform Act of 1995" and certain other proposals, which seek to effect improvements in remediation of hazardous waste sites listed on the National Priorities List (NPL), and to achieve certain other reforms of Superfund. It is not possible to predict whether proposed legislation will be enacted, what form such legislation might take when enacted, or the potential effects such legislation may have on the Company and its competitors.

Asbestos Claims

In the area of asbestos claims, the Company believes that the property and casualty insurance industry has suffered from judicial interpretations that have attempted to maximize insurance availability from both a coverage and liability standpoint far beyond the intent of the contracting parties. These policies generally were issued prior to the 1980s. Originally the cases involved mainly plant workers and traditional asbestos manufacturers and distributors. However, in the mid-1980s, a new group of plaintiffs, whose exposure to asbestos was less direct and whose injuries were often speculative, began to file lawsuits in increasing numbers against the traditional defendants as well as peripheral defendants who had produced products that may have contained small amounts of some form of encapsulated asbestos. These claims continue to arise and on an individual basis generally involve smaller companies with smaller limits of potential coverage.

Also, there has emerged a group of non-product claims by plaintiffs, mostly independent labor union workers, mainly against companies alleging exposure to asbestos while working at these companies' premises. In addition, various insurers, including TIGI, remain defendants in an action brought in Philadelphia regarding potential consolidation and resolution of future asbestos bodily injury claims. The cumulative effect of these claims and judicial actions on TIGI and its insureds currently is uncertain.

In addition, various classes of asbestos defendants, such as major product manufacturers, peripheral and regional product defendants as well as premises owners, are tendering asbestos-related claims to the industry. Because each insured presents different liability and coverage issues, TIGI evaluates those issues on an insured-by-insured basis.

TIGI's evaluations have not resulted in any meaningful data from which an average asbestos defense or indemnity payment may be determined. The varying defense and indemnity payments made by TIGI on behalf of its insureds also have precluded TIGI from deriving any meaningful data by which it can predict whether its defense and indemnity payments for asbestos claims (on average or in the aggregate) will remain the same or change in the future.

The following table displays activity for asbestos losses and loss expenses and reserves for 1995 and 1994. At December 31, 1995, approximately 82% of the net asbestos reserves represented incurred but not reported losses.

 Asbestos Losses(1)
 ---------------
 (millions)                                 1995     1994
                                            ----     ----

 Beginning reserves:
       Direct                              $702      $775
       Ceded                               (319)     (381)
                                          -----     -----
         Net                                383       394

 Incurred losses and loss expenses:
       Direct                               109        67
       Ceded                                (66)      (16)

 Losses paid:
       Direct                               116       140
       Ceded                                (92)      (78)
                                          -----      ----

 Ending reserves:
       Direct                               695       702
       Ceded                              ( 293)     (319)
                                          -----      ----
         Net                               $402      $383
                                           ====      ====

 (1)  Amounts prior to 1994 relate to Gulf only and are not material.

The largest reinsurer of TIGI's asbestos risks is Lloyd's of London (Lloyd's). Lloyd's is currently undergoing a restructuring to solidify its capital base and to segregate claims for years before 1993. The ultimate effect of this restructuring on reinsurance recoverable from Lloyd's is not yet known. The Company does not believe that any uncollectible amounts of reinsurance recoverables would be material to its results of operations, financial condition or liquidity.

In relation to these asbestos and environmental-related claims, TIGI carries on a continuing review of its overall position, its reserving techniques and reinsurance recoverables. In each of these areas of exposure, TIGI has endeavored to litigate individual cases and settle claims on favorable terms. Given the vagaries of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties, it is not presently possible to quantify the ultimate exposure or range of exposure represented by these claims to the Company's financial condition, results of operations or liquidity. The Company believes that it is reasonably possible that the outcome of the uncertainties regarding environmental and asbestos claims could result in a liability exceeding the reserves by an amount that would be material to operating results in a future period. However, it is not likely these claims will have a material adverse effect on the Company's financial condition or liquidity.

Outlook - Industry

Changes in the general interest rate environment affect the return received by the insurance subsidiaries on newly invested and reinvested funds.
While a rising interest rate environment enhances the returns available, it reduces the market value of existing fixed maturity investments and the availability of gains on disposition. A decline in interest rates reduces the returns available on investment of funds but could create the opportunity for realized investment gains on disposition of fixed maturity investments.

As required by various state laws and regulations, the Company's insurance subsidiaries are required to participate in state-administered guaranty associations established for the benefit of the policyholders of insolvent insurance companies. Management believes that such payments will not have a material impact on the Company's results of operations, financial condition or liquidity.

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

The National Association of Insurance Commissioners (NAIC) adopted risk-based capital (RBC) requirements for life insurance companies in 1992, effective with reporting for 1993, and for property & casualty companies in December 1993, effective with reporting for 1994. The RBC requirements are to be used as early warning tools by the NAIC and states to identify companies that merit further regulatory action. The formulas have not been designed to differentiate among adequately capitalized companies that operate with levels of capital higher than RBC requirements. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank such companies. At December 31, 1995 and 1994, all of the Company's life and property & casualty companies had adjusted capital in excess of amounts that would require regulatory action.

Asset Quality - The investment portfolio of the Insurance Services segment which includes both Life Insurance and Property & Casualty Insurance totaled approximately $40 billion, representing 65% of total Insurance Services' assets of approximately $62 billion. Because the primary purpose of the investment portfolio is to fund future policyholder benefits and claims payments, management employs a conservative investment philosophy. The segment's fixed maturity portfolio totaled $30 billion, comprised of $24 billion of publicly traded fixed maturities and $6 billion of private fixed maturities. The weighted average quality ratings of the segment's publicly traded fixed maturity portfolio and private fixed maturity portfolio at December 31, 1995 were Aa3 and Baa1, respectively. Included in the fixed maturity portfolio was approximately $1.4 billion of below investment grade securities. Investments in venture capital investments, highly leveraged transactions, and specialized lendings were not material in the aggregate.

The Insurance Services segment makes significant investments in
collateralized mortgage obligations (CMOs).   Such  CMOs typically have
high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. treasury securities. The investment strategy of the Insurance Services segment is to purchase CMO tranches that are protected against prepayment risk, primarily planned amortization class (PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of scenarios. The segment does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff; however, it does not purchase residual interests in CMOs.

At December 31, 1995, the segment held CMOs with a market value of $3.7 billion. Approximately 89% of CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities, and the balances are fully collateralized by portfolios of individual mortgage loans. In addition, the segment held
$2.1 billion of GNMA, FNMA or FHLMC mortgage-backed securities.   Virtually
all of these securities are rated AAA. The segment also held $1.6 billion of securities that are backed primarily by credit card or car loan receivables.

At December 31, 1995, real estate and mortgage loan investments totaled $4.4 billion. Most of these investments are included in the investment portfolio of TIGI. The Company is continuing its strategy to dispose of these real estate assets and some of the mortgage loans and to reinvest the proceeds to obtain current market yields.

At December 31, mortgage loan and real estate portfolios consisted of the following:

   (millions)                                1995       1994
                                             ----       ----

   Current mortgage loans                  $3,796     $4,905
   Underperforming mortgage loans             252        511
                                            -----      -----
     Total mortgage loans                   4,048      5,416
                                            -----      -----

   Real estate held for sale                  321        418
                                            -----      -----
     Total mortgage loans and real estate  $4,369     $5,834
                                            =====      =====

Included in underperforming mortgage loans above are $55 million of mortgages restructured at below market terms, all of which are current under the new terms. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured loans, and interest income is reported only as payment is received. Of the total real estate held for sale, $232 million is underperforming.

For further information relating to investments, see Note 5 of Notes to Consolidated Financial Statements.


Corporate and Other
                                              Year Ended December 31,
                      -------------------------------------------------------------
                                  1995                 1994                 1993
                      -------------------------------------------------------------
                                   Net                  Net                  Net
                                 Income               Income               Income
 (millions)           Revenues  (Expense)  Revenues  (Expense)  Revenues  (Expense)
 ----------------------------------------------------------------------------------
 Net expenses(1)                 $(238)               $(201)                $(65)
 Equity in income of
  old Travelers in 1993              -                    -                  152

 Net gain (loss) on
  sale of stock of
  subsidiaries and
  affiliates                       (13)                 39                     8
 ----------------------------------------------------------------------------------
 Total Corporate and
   Other              $  18      $(251)     $(12)    $(162)      $180       $ 95
 ----------------------------------------------------------------------------------


(1) Includes $23 million of reported investment portfolio losses in 1995 and $3 million of reported investment portfolio gains in 1993.

Corporate and Other consists of corporate staff and treasury operations, certain corporate income and expenses that have not been allocated to the operating subsidiaries, and certain intersegment eliminations.

The increase in net expenses (before reported portfolio losses) in 1995 over 1994 is primarily attributable to increased interest costs borne at the corporate level resulting from higher average short-term borrowing rates in 1995 when compared to 1994 as well as a shift in debt mix to higher levels of senior long-term debt over the course of 1995.

The increase in net expenses in 1994 over 1993 is primarily attributable to the assumption of old Travelers corporate debt and certain corporate expenses, the full year impact of financing the acquisition of the Shearson Businesses, and a rise in commercial paper rates.

The equity in income of old Travelers in 1993 includes $13 million from the Company's share of its realized portfolio gains and a tax benefit of $11 million for the cumulative effect of a tax rate increase through December 31, 1992.

Discontinued Operations
                                                   Year Ended
                                                  December 31,
                                              ----------------------
          (millions)                            1995      1994
          ----------------------------------------------------------
                                              Net Income Net Income
          ----------------------------------------------------------
          Operations                            $ 76     $ 160

          Gain on disposition                    130         9
          ----------------------------------------------------------
          Total discontinued operations         $206      $169
          ----------------------------------------------------------

As discussed in Note 3 of Notes to Consolidated Financial Statements, all of the businesses sold to Metropolitan Life Insurance Company (MetLife) or contributed to The MetraHealth Companies Inc. (MetraHealth) were included in the Company's Managed Care and Employee Benefits Operations (MCEBO) segment in 1994. In 1995, the

Company's results reflect the medical business not yet transferred, plus its equity interest in the earnings of MetraHealth. These operations have been accounted for as a discontinued operation.

Gain on disposition in 1995 represents a gain of $20 million from the sale in January of the Company's group life insurance business to MetLife, and a gain of $110 million (not including a contingency payment based on 1995 results which could be received by the Company in 1996) from the sale in October of the Company's interest in MetraHealth to United HealthCare Corporation. Gain on disposition in 1994 represents the gain from the sale in December of the group dental insurance business to MetLife.


Liquidity and Capital Resources

Travelers Group Inc. (the Parent) services its obligations primarily with dividends and other funds that it receives from subsidiaries. The subsidiaries' dividend paying ability is limited by certain covenant restrictions in credit agreements and/or by regulatory requirements. The Parent believes it will have sufficient funds to meet current and future commitments. Each of the Company's major operating subsidiaries finances its operations on a stand-alone basis consistent with its capitalization and ratings.

On January 24, 1996, the Company announced that its Board of Directors will recommend shareholder approval, at the Company's Annual Meeting on April 24, 1996, of an increase in the Company's common share authorization to 1.5 billion shares. Contingent upon shareholder approval in April of that increase in authorized shares, the Board of Directors has declared a 3-for-2 split in the Company's common stock, in the form of a 50% stock dividend, payable on May 24, 1996 to shareholders of record on May 6, 1996.

The Parent
The Parent issues commercial paper directly to investors and maintains unused credit availability under committed revolving credit agreements at least equal to the amount of commercial paper outstanding. The Parent, CCC and TIC have an agreement with a syndicate of banks to provide $1.0 billion of revolving credit, to be allocated to any of the Parent, CCC or TIC. The participation of TIC in this agreement is limited to $250 million. The revolving credit facility consists of a five-year revolving credit facility which expires in 1999. At December 31, 1995, $400 million was allocated to the Parent, $475 million was allocated to CCC, and $125 million to TIC. At December 31, 1995 there were no borrowings outstanding under this facility. Under this facility the Company is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement), and the Company exceeded this requirement by approximately $3.2 billion at December 31, 1995.

As of December 31, 1995, the Parent had unused credit availability of $400 million under the five-year revolving credit facility. In addition to the five-year revolving credit facility, the Parent on January 17, 1996 entered into a 364-day revolving credit and bid loan agreement with a bank to provide $1.0 billion of revolving credit. The Parent may borrow under its revolving credit facilities at various interest rate options and compensates the banks for the facilities through commitment fees.

During 1995 and through March 5, 1996 the Parent completed the following long-term debt offerings, leaving $1.0 billion available for debt offerings under its shelf registration statements:

     -  7 7/8% Notes due May 15, 2025 ...........  $200 million
     -  6 7/8% Notes due June 1, 2025 ...........  $150 million
     -  6 5/8% Notes due September 15, 2005 .....  $150 million
     -  6 1/4% Notes due December 1, 2005 .......  $100 million
     -  7% Notes due December 1, 2025 ...........  $100 million

In December 1995, the Parent through a private placement, issued $100 million of 6 1/4% Notes due December 1, 2005, and $100 million of 7% Notes due December 1, 2025 (the Debt Securities). In the first quarter of 1996, Travelers Group Inc. filed a registration statement with respect to an offer to exchange the Debt Securities for notes

(the Exchange Notes) substantially identical in all material respects (including principal amount, interest rate and maturity) to the terms of the Debt Securities, except that the Exchange Notes will be registered under the Securities Act of 1993 and therefore will be freely transferable by holders.

Pending Acquisition
The Company expects that a subsidiary, Travelers/Aetna Property Casualty Corp. (TAP), will own both the property and casualty operations purchased from Aetna and the Company's existing property and casualty operations.
The Company expects to capitalize TAP initially by contributing approximately $1.1 billion from a combination of cash on hand and borrowings by the Company. The Company may provide additional funds in the form of temporary capital in order to finance the transaction. In addition, it is anticipated that TAP will finance the acquisition with an aggregate of $525 million in equity securities issued to a small group of private investors, and borrowings under a five-year revolving credit facility in the amount of up to $2.65 billion provided by a syndicate of banks led by Citibank, N.A., Chemical Bank and Morgan Guaranty Trust Company. It is anticipated that subsequent to the acquisition, TAP will raise additional capital through private and/or public debt and equity offerings with the proceeds from such offerings being used principally to repay the borrowings under the five-year revolving credit facility.

Commercial Credit Company (CCC)
CCC also issues commercial paper directly to investors and maintains unused credit availability under committed revolving credit agreements at least equal to the amount of commercial paper outstanding. As of December 31, 1995, CCC had unused credit availability of $1.975 billion under five-year revolving credit facilities. CCC may borrow under its revolving credit facilities at various interest rate options and compensates the banks for the facilities through commitment fees.

CCC is limited by covenants in its revolving credit agreements as to the amount of dividends and advances that may be made to the Parent or its affiliated companies. At December 31, 1995, CCC would have been able to remit $225 million to the Parent under its most restrictive covenants or regulatory requirements.

During 1995 and through March 5, 1996 CCC completed the following long-term debt offerings, leaving $950 million available for debt offerings under its shelf registration statement:

     -  7 7/8% Notes due February 1, 2025 ..... $200 million
     -  7 3/4% Notes due March 1, 2005 ........ $200 million
     -  7 3/8% Notes due March 15, 2002 ....... $200 million
     -  7 3/8% Notes due April 15, 2005 ....... $200 million
     -  6 7/8% Notes due May 1, 2002 .......... $200 million
     -  6 3/4% Notes due May 15, 2000 ......... $200 million
     -  6 5/8% Notes due June 1, 2015 ......... $200 million
     -  6 1/2% Notes due June 1, 2005 ......... $200 million
     -  6 3/8% Notes due September 15, 2002 ... $200 million
     -  6 1/8% Notes due December 1, 2005 ..... $200 million
     -  5 7/8% Notes due January 15, 2003 ..... $200 million
     -  5.55% Notes due February 15, 2001 ..... $200 million

Smith Barney Holdings Inc. (Smith Barney)
Smith Barney funds its day-to-day operations through the use of commercial paper, collateralized and uncollateralized bank borrowings (both committed and uncommitted), internally generated funds, repurchase transactions, and securities lending arrangements. The volume of Smith Barney's borrowings generally fluctuates in response to changes in the amount of reverse repurchase transactions outstanding, the level of securities inventories, customer balances and securities borrowing transactions. Smith Barney has a $1.0 billion revolving credit agreement with a bank syndicate that extends through May 1998, and has a $750 million, 364-day revolving credit agreement with a bank syndicate that extends through May 1996. As of December 31, 1995, there were no borrowings outstanding under either facility. Smith Barney also has substantial borrowing arrangements consisting of facilities that it has been advised are available, but where no contractual lending obligation exists.

Smith Barney, through its subsidiary Smith Barney Inc., issues commercial paper directly to investors. As a policy, Smith Barney maintains sufficient borrowing power of unencumbered securities to cover uncollateralized borrowings and uncollateralized letters of credit. In addition, Smith Barney monitors its leverage and capital ratios on a daily basis.

Smith Barney is limited by covenants in its revolving credit facility as to the amount of dividends that may be paid to the Parent. At December 31, 1995, Smith Barney would have been able to remit approximately $452 million to the Parent under its most restrictive covenants.

During 1995 and through March 5, 1996 Smith Barney completed the following long-term debt offerings leaving $725 million available for debt offerings under its shelf registration statement:

     -  7.98% Notes due March 1, 2000 ....... $200 million
     -  7 1/2% Notes due May 1, 2002 ........ $150 million
     -  7% Notes due May 15, 2000 ........... $150 million
     -  6 7/8% Notes due June 15, 2005 ...... $175 million
     -  6 1/2% Notes due October 15, 2002 ... $150 million
     -  5 7/8% Notes due February 1, 2001 ... $250 million

Securities Borrowed, Loaned and Subject to Repurchase Agreements
Smith Barney engages in "matched book" transactions in government and mortgage-backed securities as well as "conduit" transactions in corporate equity and debt securities. These transactions are similar in nature. A "matched book" transaction involves a security purchased under an agreement to resell (i.e., reverse repurchase transaction) and simultaneously sold under an agreement to repurchase (i.e., repurchase transaction). A "conduit" transaction involves the borrowing of a security from a counterparty and the simultaneous lending of the security to another counterparty. These transactions are reported gross in the Consolidated Statement of Financial Position and typically yield relatively small interest spreads, generally ranging from 10 to 30 basis points. The interest spread results from the net of interest received on the reverse repurchase or security borrowed transaction and the interest paid on the corresponding repurchase or security loaned transaction. Interest rates charged or credited in these activities are usually based on current Federal Funds rates but can fluctuate based on security availability and other market conditions. The size of balance sheet positions resulting from these activities can vary significantly, depending primarily on levels of activity in the bond markets, but would have a relatively smaller impact on net income.

The Travelers Insurance Group Inc. (TIGI)
At December 31, 1995, TIGI had $20.4 billion of life and annuity product deposit funds and reserves. Of that total, $9.6 billion are not subject to discretionary withdrawal based on contract terms. The remaining $10.8 billion are for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the latter amount are $1.5 billion of liabilities that are surrenderable with market value adjustments. An additional $5.6 billion of the life insurance and individual annuity liabilities are subject to discretionary withdrawals, with an average surrender charge of 5.2%, and $900 million of liabilities are surrenderable at book value over 5 to 10 years. In the payout phase, these funds are credited at significantly reduced interest rates. The remaining $2.8 billion of liabilities are surrenderable without charge. Approximately 25% of these relate to individual life products. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent against withdrawal by long-term policyholders. Insurance liabilities surrendered or withdrawn from TIGI are reduced by outstanding policy loans and related accrued interest prior to payout.

Scheduled maturities of guaranteed investment contracts (GICs) in 1996, 1997, 1998, 1999 and 2000 are $1.3 billion, $367 million, $344 million,
$123 million and $91 million, respectively. At December 31, 1995, the interest rates credited on GICs had a weighted average rate of 6.12%.

The Travelers Insurance Company (TIC), a direct subsidiary of TIGI issues commercial paper to investors and maintains unused committed, revolving credit facilities at least equal to the amount of commercial paper outstanding.

As of December 31, 1995, TIC has unused credit availability of $125 million under the five-year revolving credit facility.

The Travelers Insurance Group Inc. is subject to various regulatory restrictions that limit the maximum amount of dividends available to its Parent without prior approval of the Connecticut Insurance Department. A maximum of $580 million of statutory surplus is available in 1996 for such dividends without Department approval.

Deferred Income Taxes
The Company has a net deferred tax asset which relates to temporary differences that are expected to reverse as net ordinary deductions. The Company will have to generate approximately $3.1 billion of taxable income, before the reversal of the temporary differences, primarily over the next 10 to 15 years, to realize the remainder of the deferred tax asset. Management expects to realize the remainder of the deferred tax asset based upon its expectation of future taxable income, after the reversal of these deductible temporary differences, of at least $1 billion annually.

Future Application of Accounting Standards

FAS 121. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (FAS 121). This statement establishes accounting standards for the impairment of long-lived assets and certain identifiable intangibles to be disposed of. This statement requires a write down to fair value when long-lived assets to be held and used are impaired. The statement also requires long-lived assets to be disposed of (e.g., real estate held for sale) to be carried at the lower of cost or fair value less cost to sell, and does not allow such assets to be depreciated. The adoption of this statement effective January 1, 1996 will not have a material effect on results of operations, financial condition or liquidity.

FAS 123. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). This statement addresses alternative accounting treatments for stock-based compensation, such as stock options and restricted stock. FAS 123 permits either expensing the value of stock-based compensation over the period earned, or disclosing in the financial statement footnotes the pro forma impact to net income as if the value of stock-based compensation awards had been expensed. The value of awards would be measured at the grant date based upon estimated fair value, using established option pricing models. The requirements of this statement will be effective for 1996 financial statements, although earlier adoption is permissible if an entity elects to expense the cost of stock-based compensation. The Company is currently evaluating the disclosure requirements and expense recognition alternatives addressed by this statement.



                                    Travelers Group Inc. and Subsidiaries
                                       Consolidated Statement of Income
                              (In millions of dollars, except per share amounts)



Year Ended December 31,                                          1995          1994           1993

--------------------------------------------------------------------------------------------------
Revenues
Insurance premiums                                             $4,977        $5,144         $1,480
Commissions and fees                                            2,874         2,526          1,813
Interest and dividends                                          4,355         3,401            722
Finance related interest and other charges                      1,119         1,030            954
Principal transactions                                          1,016           900            549
Asset management fees                                           1,052         1,010            555
Equity in income of old Travelers                                   -             -            164
Other income                                                    1,190           932            560
---------------------------------------------------------------------------------------------------
  Total revenues                                               16,583        14,943          6,797
---------------------------------------------------------------------------------------------------
Expenses
Policyholder benefits and claims                                5,017         5,227            833
Non-insurance compensation and benefits                         3,442         3,241          2,057
Insurance underwriting, acquisition and operating               1,912         1,867            506
Interest                                                        1,956         1,284            707
Provision for credit losses                                       171           152            134
Other operating                                                 1,544         1,524          1,050
---------------------------------------------------------------------------------------------------
   Total expenses                                              14,042        13,295          5,287
---------------------------------------------------------------------------------------------------
Gain (loss) on sale of subsidiaries and affiliates               (20)           226             13
---------------------------------------------------------------------------------------------------
Income before income taxes and minority interest                2,521         1,874          1,523
Provision for income taxes                                        893           717            550
Minority interest, net of income taxes                              -             -            (22)
---------------------------------------------------------------------------------------------------
Income from continuing operations                               1,628         1,157            951
---------------------------------------------------------------------------------------------------
Discontinued operations, net of income taxes:
  Income from operations (net of taxes of $17 and $87)             76           160              -
  Gain on disposition (net of taxes of $66 and $19)               130             9              -
---------------------------------------------------------------------------------------------------
Income from discontinued operations                               206           169              -
---------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting changes           1,834         1,326            951
Cumulative effect of accounting changes
  (net of taxes of $19)                                             -             -            (35)
---------------------------------------------------------------------------------------------------
Net income                                                     $1,834        $1,326         $  916
===================================================================================================
Net income per share of common stock
  and common stock equivalents:
Continuing operations                                         $  4.86       $  3.34       $   3.88
Discontinued operations                                          0.65          0.52              -
Cumulative effect of accounting changes                             -             -          (0.14)
---------------------------------------------------------------------------------------------------
Net income per share of common stock
  and common stock equivalents                                $  5.51       $  3.86       $   3.74
===================================================================================================
Weighted average number of common shares outstanding
  and common stock equivalents (in millions)                    317.4         322.0          237.8
===================================================================================================

See Notes to Consolidated Financial Statements.


                                                             Travelers Group Inc. and Subsidiaries
                                                         Consolidated Statement of Financial Position
                                                                   (In millions of dollars)


December 31,                                                                               1995                1994
--------------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents
  (including $1,072 and $816 segregated under federal and other brokerage regulations)  $ 1,866           $   1,227
Investments:
   Fixed maturities, primarily available for sale at market value                        30,712              27,288
   Equity securities, at market value                                                       856                 510
   Mortgage loans                                                                         4,048               5,416
   Real estate held for sale                                                                321                 418
   Policy loans                                                                           1,888               1,581
   Short-term and other                                                                   3,140               3,752
-------------------------------------------------------------------------------------------------------------------
   Total investments                                                                     40,965              38,965
--------------------------------------------------------------------------------------------------------------------
Securities borrowed or purchased under agreements to resell                              19,601              25,655
Brokerage receivables                                                                     6,559               8,238
Trading securities owned, at market value                                                 8,984               6,945
Net consumer finance receivables                                                          7,092               6,746
Reinsurance recoverables                                                                  6,461               5,026
Value of insurance in force and deferred policy acquisition costs                         2,172               2,163
Cost of acquired businesses in excess of net assets                                       1,928               2,045
Separate and variable accounts                                                            6,949               5,162
Other receivables                                                                         3,564               4,018
Other assets                                                                              8,334               9,107
--------------------------------------------------------------------------------------------------------------------
Total assets                                                                           $114,475            $115,297
====================================================================================================================
Liabilities
Investment banking and brokerage borrowings                                           $   2,955           $   4,374
Short-term borrowings                                                                     1,468               2,480
Long-term debt                                                                            9,190               7,075
Securities loaned or sold under agreements to repurchase                                 20,619              22,083
Brokerage payables                                                                        4,403               7,807
Trading securities sold not yet purchased, at market value                                4,563               4,345
Contractholder funds                                                                     14,535              16,392
Insurance policy and claims reserves                                                     26,920              27,084
Separate and variable accounts                                                            6,916               5,127
Accounts payable and other liabilities                                                   11,028               9,752
--------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                                     102,597             106,519
--------------------------------------------------------------------------------------------------------------------
ESOP Preferred stock - Series C                                                             235                 235
Guaranteed ESOP obligation                                                                  (67)                (97)
--------------------------------------------------------------------------------------------------------------------
                                                                                            168                 138
--------------------------------------------------------------------------------------------------------------------
Stockholders' equity
Preferred stock ($1.00 par value; authorized shares: 30 million), at aggregate
  liquidation value                                                                         800                 800
Common stock ($.01 par value; authorized shares: 500 million;
  issued shares: 1995 - 368,171,649 and 1994 - 368,195,609)                                   4                   4
Additional paid-in capital                                                                6,785               6,655
Retained earnings                                                                         5,503               4,199
Treasury stock, at cost (1995 - 51,924,410 shares and 1994 - 51,684,618 shares)          (1,835)             (1,553)
Unrealized gain (loss) on investment securities and other, net                              453              (1,465)
--------------------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                             11,710               8,640
--------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                             $114,475            $115,297
====================================================================================================================

See Notes to Consolidated Financial Statements.



                                                             Travelers Group Inc. and Subsidiaries
                                                   Consolidated Statement of Changes in Stockholders' Equity
                                                                   (In millions of dollars)


                                                                    Amounts                     Shares (in thousands)
                                                             -----------------------          ---------------------------
Year Ended December 31,                                      1995     1994      1993          1995       1994       1993
                                                             ------------------------         ---------------------------

Preferred stock at aggregate liquidation value
Balance, beginning of year                                $  800   $  800    $  300         11,200     11,200      1,200
Issuance of preferred stock                                                     500                               10,000
-----------------------------------------------------------------------------------        -----------------------------
Balance, end of year                                         800      800       800         11,200     11,200     11,200
===================================================================================        =============================
Common stock and additional paid-in capital
Balance, beginning of year                                 6,659    6,570     2,150        368,196    368,287    253,524
Issuance of common stock                                                        329                               10,333
Travelers Merger:
  Common stock issued to third party stockholders                             3,265                               85,911
  Common stock issued to subsidiaries of the Company                            595                               18,519
  Premium related to preferred stock, options and other                          67
Conversion of debentures                                                         17
Issuance of common stock warrants                                                25
Issuance of shares pursuant to employee benefit plans        130       85       122
Other                                                                   4                     (24)       (91)
-----------------------------------------------------------------------------------      -------------------------------
Balance, end of year                                       6,789    6,659     6,570       368,172     368,196    368,287
-----------------------------------------------------------------------------------      -------------------------------
Retained earnings
Balance, beginning of year                                 4,199    3,140     2,363
Net income                                                 1,834    1,326       916
Common dividends                                            (255)    (181)     (113)
Preferred dividends                                          (86)     (86)      (26)
Distribution of Transport Holdings Inc. shares              (189)
-----------------------------------------------------------------------------------
Balance, end of year                                       5,503    4,199     3,140
-----------------------------------------------------------------------------------
Treasury stock (at cost)
Balance, beginning of year                                (1,553)  (1,121)     (540)      (51,685)    (41,155)   (31,572)
Conversion of debentures                                                         81                                4,104
Issuance of shares pursuant to employee benefit plans,
  net of shares tendered for payment of option exercise
  price and withholding taxes                                136      111       (10)        8,964       5,318      6,175
Treasury stock acquired                                     (418)    (543)      (58)       (9,204)   (15,876)     (1,478)
Common stock issued to subsidiaries of the Company                             (595)                             (18,519)
Other                                                                             1                       28         135
------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                      (1,835)  (1,553)   (1,121)      (51,925)   (51,685)   (41,155)
------------------------------------------------------------------------------------------------------------------------
Unrealized gain (loss) on investment securities and other
Balance, beginning of year                                (1,465)     (63)      (44)
Net change in unrealized gains and (losses) on
  investment securities, net of tax                        2,075   (1,349)       22
Net issuance of restricted stock                            (221)    (190)     (103)
Restricted stock amortization                                175      136        64
Adjustment for minimum pension liability, net of tax        (114)
Net translation adjustments, net of tax                        3        1        (2)
-----------------------------------------------------------------------------------
Balance, end of year                                         453   (1,465)      (63)
-----------------------------------------------------------------------------------
Total common stockholders' equity and common
  shares outstanding                                      10,910    7,840     8,526       316,247    316,511     327,132
===================================================================================      ===============================
Total stockholders' equity                               $11,710   $8,640    $9,326
===================================================================================

See Notes to Consolidated Financial Statements.


                                                            Travelers Group Inc. and Subsidiaries
                                                             Consolidated Statement of Cash Flows
                                                                   (In millions of dollars)


Year Ended December 31,                                                                        1995      1994    1993
---------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Income from continuing operations before income taxes, minority interest and
  cumulative effect of accounting changes                                                    $2,521   $1,874  $ 1,523
Adjustments to reconcile income from continuing operations before income taxes, minority interest and cumulative effect of accounting changes to net cash provided by (used in) operating activities:
    Amortization of deferred policy acquisition costs and value of insurance in force          803       812     286
    Additions to deferred policy acquisition costs                                            (858)     (994)   (369)
    Depreciation and amortization                                                              304       330     125
    Provision for credit losses                                                                171       152     134
    Undistributed equity earnings                                                                -         -    (116)
    Changes in:
      Trading securities, net                                                               (1,821)     (572) (1,082)
      Securities borrowed, loaned and repurchase agreements, net                             4,590      (363) (1,591)
      Brokerage receivables net of brokerage payables                                       (1,725)      724     863
      Insurance policy and claims reserves                                                     686       350     251
    Other, net                                                                                (508)   (1,740)    522
Net cash flows provided by (used in) operating activities of discontinued operations          (415)      323       -
---------------------------------------------------------------------------------------------------------------------
Net cash provided by operations                                                              3,748       896     546
Income taxes paid                                                                             (563)     (378)   (403)
---------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                                  3,185       518     143
---------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Consumer loans originated or purchased                                                      (2,748)   (2,789) (2,673)
Consumer loans repaid or sold                                                                2,245     2,094   2,108
Purchases of fixed maturities and equity securities                                        (18,123)   (9,057) (2,794)
Proceeds from sales of investments and real estate:
  Fixed maturities available for sale and equity securities                                 12,864     4,149   2,485
  Mortgage loans                                                                               739       402       5
  Real estate and real estate joint ventures                                                   256       955       -
Proceeds from maturities of investments:
  Fixed maturities                                                                           2,723     3,319     231
  Mortgage loans                                                                               693     1,301       6
Other investments, primarily short-term, net                                                  (408)      (58)   (631)
Payment for purchase of the Shearson Businesses                                                (76)      (69) (1,296)
Payment for net clearing assets transferred                                                      -         -    (536)
Cash acquired in connection with The Travelers Merger                                            -         -      59
Business divestments                                                                             -       679     120
Other, net                                                                                    (236)     (284)   (274)
Net cash flows provided by (used in) investing activities of discontinued operations         1,623      (303)      -
---------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) investing activities                                         (448)      339  (3,190)
---------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Dividends paid                                                                                (341)     (267)   (139)
Issuance of common stock                                                                         -         -     329
Treasury stock acquired                                                                       (418)     (543)    (58)
Issuance of long-term debt                                                                   3,525     1,150   2,733
Payments and redemptions of long-term debt                                                  (1,375)   (1,033)   (448)
Net change in short-term borrowings (including investment banking and brokerage borrowings) (2,431)      865   1,934
Contractholder fund deposits                                                                 2,707     1,958       -
Contractholder fund withdrawals                                                             (3,755)   (3,358)      -
Other, net                                                                                     (10)      (12)    (50)
Net cash flows provided by financing activities of discontinued operations                       -        84       -
---------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                                       (2,098)   (1,156)  4,301
---------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents                                                            639      (299)  1,254
Cash and cash equivalents at beginning of period                                             1,227     1,526     272
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                                  $1,866    $1,227 $ 1,526
---------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
Cash paid during the period for interest                                                    $1,930    $1,227 $   674
=====================================================================================================================


See Notes to Consolidated Financial Statements.

                           Travelers Group Inc. and Subsidiaries
                     Notes to Consolidated Financial Statements

1.   Summary of Significant Accounting Policies
     ------------------------------------------

     Basis of Presentation

     Principles of Consolidation. The consolidated financial statements include the accounts of Travelers Group Inc. (formerly The Travelers Inc.) and its subsidiaries (the Company). In December 1992, the Company acquired approximately 27% of the common stock of The Travelers Corporation (old Travelers) (the Acquisition). During 1993 this investment was accounted for on the equity method. On December 31, 1993, the Company acquired the approximately 73% of old Travelers common stock it did not already own (the Merger) through the merger of old Travelers into the Company. The Acquisition and the Merger were accounted for as a step acquisition and accordingly, old Travelers' assets and liabilities were recorded at fair values determined at each acquisition date (i.e., 27% of values at December 31, 1992 as carried forward and 73% of values at December 31, 1993).
     The Merger was accounted for as a purchase, and accordingly, the results of operations for periods prior to December 31, 1993 do not include those of old Travelers other than for the equity in earnings relating to the 27% interest previously owned. The old Travelers businesses acquired are hereinafter referred to as old Travelers or The Travelers Insurance Group Inc. (TIGI). On July 31, 1993, the Company acquired the domestic retail brokerage and asset management businesses (the Shearson Businesses) of Shearson Lehman Brothers Holdings Inc. (LBI), a subsidiary of American Express Company (American Express). The acquisition was accounted for as a purchase, and the consolidated financial statements include the results of the Shearson Businesses from the date of acquisition.

     Unconsolidated entities in which the Company has at least a 20% interest are accounted for on the equity method. The minority interest in 1993 represents the old Travelers' interest in Gulf Insurance Company (Gulf). Significant intercompany transactions and balances have been eliminated.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     As more fully described in Note 3, all of the operations comprising Managed Care and Employee Benefits Operations (MCEBO), are presented as a discontinued operation and, accordingly, prior year amounts have been restated.

     Certain reclassifications have been made to prior years' financial statements to conform to the current year's presentation.

     Accounting Changes

     FAS 114 and FAS 118. Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards (FAS) No. 114, "Accounting by Creditors for Impairment of a Loan," and FAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," which describe how impaired loans should be measured when determining the amount of a loan loss accrual. These statements amended existing guidance on the measurement of restructured loans in a troubled debt restructuring involving a modification of terms. The adoption of these standards did not have a material impact on the Company's financial condition, results of operations or liquidity.

     FAS 115. Effective January 1, 1994, the Company adopted FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which addresses accounting and reporting for investments in equity securities that have a readily determinable fair value and for all debt securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and are reported at amortized cost. Investment securities that are not classified as "held to maturity" are classified as "available for sale" and are reported at fair value, with unrealized gains and losses, net of income taxes, charged or credited directly to stockholders' equity. Previously, securities classified as available for sale were carried at the lower of aggregate cost or market value. Initial adoption of this standard resulted in a net increase of $214 million (net of taxes) to net unrealized gains on investment securities which is included in stockholders' equity.

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

     FAS 112. In 1993, the Company adopted FAS No. 112, "Employers' Accounting for Postemployment Benefits" (FAS 112), with retroactive application to January 1, 1993. FAS 112 establishes accounting standards for employers who provide benefits to former or inactive employees after employment, but before retirement. For the Company these benefits are principally disability-related benefits and severance. The statement required employers to recognize the cost of the obligation to provide these benefits on an accrual basis, and implementation by recognizing a cumulative effect of a change in accounting principle. This resulted in a noncash after-tax charge to net income of $18 million ($29 million pre-tax) or $0.07 per share.

     Accounting Policies

     Cash and cash equivalents include cash on hand, cash segregated under federal and brokerage regulations and short-term highly liquid investments with maturities of three months or less when purchased, other than those held for sale in the ordinary course of business. These short-term investments are carried at cost plus accrued interest, which approximates market value.

     Investments are owned principally by the insurance subsidiaries. Fixed maturities include bonds, notes and redeemable preferred stocks. Equity securities include common and non-redeemable preferred stocks. Fixed maturities classified as "held to maturity" represent securities that the Company has both the ability and the intent to hold until maturity and are carried at amortized cost. Fixed maturity securities classified as "available for sale" and equity securities are carried at market values that are based primarily on quoted market prices. The difference between amortized cost and market values of such securities net of applicable
     income taxes is reflected as a component of stockholders' equity.   Real
     estate held for sale is carried at the lower of cost or fair value less estimated costs to sell. Fair values are established by appraisers, both internal and external, using discounted cash flow analyses and other acceptable techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 1995. Mortgage loans are carried at amortized cost. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. Impaired loans were insignificant at December 31, 1995. Policy loans are carried at unpaid balances which do not exceed the net cash surrender value of the related insurance policies. Short-term investments, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at cost which approximates market. Realized gains and losses on sales of investments and unrealized losses considered to be other than temporary, determined on a specific identification basis, are included in other income.

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

     Income taxes have been provided for in accordance with the provisions of FAS No. 109, "Accounting for Income Taxes" (FAS 109). The Company and its wholly owned domestic non-life insurance subsidiaries file a consolidated federal income tax return. All but one of the life insurance subsidiaries are included in their own consolidated federal income tax return. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes.

     Income taxes are not provided for on the Company's life insurance subsidiaries' retained earnings designated as "policyholders' surplus" because such taxes will become payable only to the extent such retained earnings are distributed as a dividend or exceed limits prescribed by federal law. Distributions are not contemplated from this portion of the life insurance companies' retained earnings, which aggregated $971 million (subject to a tax effect of $340 million) at December 31, 1995.

     Earnings per common share is computed after recognition of preferred stock dividend requirements and is based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect of common stock warrants and stock options and the incremental shares assumed issued under the Capital Accumulation Plan and other restricted stock plans. Fully diluted earnings per common share, assuming conversion of all outstanding convertible preferred stock, notes, debentures and the maximum dilutive effect of common stock equivalents, has not been presented because the effects are not material. The fully diluted earnings per common share computation for the years ended December 31, 1995, 1994 and 1993 would entail adding the number of shares issuable on conversion of the other debentures (2 million shares in 1993 only), the additional common stock equivalents (6 million and 2 million and zero shares, respectively) and the assumed conversion of the convertible preferred stock (7 million and 3 million and 2 million shares, respectively) to the number of shares included in the earnings per common share calculation (resulting in a total of 330 million and 327 million and 242 million shares, respectively) and eliminating the after-tax interest expense related to the conversion of other debentures ($3 million in 1993 only) and the elimination of the convertible preferred stock dividends ($21 million and $7 million and $3 million, respectively).

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

     Derivative Financial Instruments.   Information concerning derivative
     financial instruments and the accounting policies related thereto is included in Note 19.

     Future Application of Accounting Standards

     FAS 121. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (FAS 121). This statement establishes accounting standards for the impairment of long-lived assets and certain identifiable intangibles to be disposed of. This statement requires a write down to fair value when long-lived assets to be held and used are impaired. The statement also requires long-lived assets to be disposed of (e.g. real estate held for sale) to be carried at the lower of cost or fair value less cost to sell, and does not allow such assets to be depreciated. The adoption of this statement effective January 1, 1996 will not have a material effect on results of operations, financial condition or liquidity.

     FAS 123. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). This statement addresses alternative accounting treatments for stock-based compensation, such as stock options and restricted stock. FAS 123 permits either expensing the value of stock-based compensation over the period earned, or disclosing in the financial statement footnotes the pro forma impact to net income as if the value of stock-based compensation awards had been expensed. The value of awards would be measured at the grant date based upon estimated fair value, using established option pricing models. The requirements of this statement will be effective for 1996 financial statements, although earlier adoption is permissible if an entity elects to expense the cost of stock-based compensation. The Company is currently evaluating the disclosure requirements and expense recognition alternatives addressed by this statement.

     INVESTMENT SERVICES

     Commissions related to security transactions, underwriting revenues and related expenses are recognized in income on the trade date.

     Management and investment advisory fees are recorded as income for the period in which the services are performed.

     Securities borrowed and securities loaned are recorded at the amount of cash advanced or received. With respect to securities loaned, the Company receives cash collateral in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary.

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

     Other assets include the value of management advisory contracts, which is being amortized on the straight-line method over periods ranging from twelve to twenty years.

     INSURANCE SERVICES

     Premiums from long-duration contracts, principally life insurance, are earned when due. Premiums from short-duration insurance contracts are earned over the related contract period. Short-duration contracts include primarily property and casualty, credit life and accident and health policies, including estimated ultimate premiums on retrospectively rated policies. Benefits and expenses are associated with premiums by means of the provision for future policy benefits, unearned premiums and the deferral and amortization of policy acquisition costs.

     Value of insurance in force represents the actuarially determined present value of anticipated profits to be realized from life and accident and health business on insurance in force at the date of the Company's acquisition of its insurance subsidiaries using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force acquired prior to December 31, 1993 is amortized over the premium paying periods in relation to anticipated premiums. The value of insurance in force relating to the TIGI merger was the actuarially determined present value of the projected future profits discounted at interest rates ranging from 14% to 18% for the business acquired. The value of the business in force is amortized over the contract period using current interest crediting rates to accrete interest and using amortization methods based on the specified products. Traditional life insurance is amortized over the period of anticipated premiums; universal life in relation to estimated gross profits; and annuity contracts employing a level yield method. The value of insurance in force is reviewed periodically for recoverability to determine if any adjustment is required.

     Deferred policy acquisition costs for the life business represent the costs of acquiring new business, principally commissions, certain underwriting and agency expenses and the cost of issuing policies.
     Deferred policy acquisition costs for traditional life business are amortized over the premium-paying periods of the related policies, in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue. Deferred policy acquisition costs of other business lines are generally amortized over the life of the insurance contract or at a constant rate based upon the present value of estimated gross profits expected to be realized. For certain property and casualty lines, acquisition costs (commissions and premium taxes) have been deferred to the extent recoverable from future earned premiums and are amortized ratably over the terms of the related policies. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income, and, if not recoverable, are charged to expense.

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

     Insurance policy and claims reserves represent liabilities for future insurance policy benefits. Insurance reserves for traditional life insurance, annuities, and accident and health policies have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 2.5% to 10%, including adverse deviation. These assumptions consider Company experience and industry standards and may be revised if it is determined that future experience will differ substantially from that previously assumed. Property-casualty reserves include (1) unearned premiums representing the unexpired portion of policy premiums, and (2) estimated provisions for both reported and unreported claims incurred and related expenses. The reserves are regularly adjusted based on experience. Included in the insurance policy and claims reserves in the Consolidated Statement of Financial Position at December 31, 1995 and 1994 are $778 million and $793 million, respectively, of property-casualty loss reserves related to workers' compensation that have been discounted using an interest rate of 5%.

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

     Contractholder funds represent receipts from the issuance of universal life, pension investment and certain individual annuity contracts. Such receipts are considered deposits on investment contracts that do not have substantial mortality or morbidity risk. Account balances are increased by deposits received and interest credited and are reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Calculations of contractholder account balances for investment contracts reflect lapse, withdrawal and interest rate assumptions (ranging from 3.8% to 8.6%) based on contract provisions, the Company's experience and industry standards. Contractholder funds also include other funds that policyholders leave on deposit with the Company.

     Permitted Statutory Accounting Practices. The Travelers Insurance Group Inc. and its subsidiaries, domiciled principally in Connecticut and Massachusetts, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of those states. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners as well as state laws, regulations, and general administrative rules. The impact of any accounting practices not so prescribed ("Permitted Statutory Accounting Practices") on statutory surplus is not material.

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

2.   Business Acquisitions
     ----------------------

     The Travelers Merger
     As consideration for the acquisition of the approximately 73% of old Travelers common stock it did not already own, as discussed in Note 1, the Company issued .80423 shares of its common stock for each old Travelers common share then outstanding. The total purchase price of $3.398 billion is comprised of $3.265 billion, representing the fair value of the approximately 86 million newly issued common shares, plus the premium over book value related to the two issues of old Travelers preference stock exchanged in the Merger (see Note 14) and certain other acquisition costs. The excess of the purchase price over the estimated fair value of net assets was $917 million and is being amortized over 40 years.

     The Shearson Acquisition
     As discussed in Note 1 the businesses which were acquired for approximately $2.1 billion (representing $1.6 billion for the net assets acquired plus approximately $500 million of cash required to be segregated for customers under commodities regulations) were combined with the operations of Smith Barney Holdings Inc. (Smith Barney). In addition, Smith Barney has agreed to pay American Express additional amounts that are contingent upon the new unit's performance, consisting of up to $50 million per year for three years based on Smith Barney's revenues and 10% of Smith
     Barney's after-tax profits in excess of $250 million per year over a five-year period. Additional consideration paid during 1995 and 1994 amounted to $76 million and $69 million, respectively. The contingent consideration is being accounted for prospectively, as additional purchase price,
     which will result in amortization over periods of up to 20 years.   In
     conjunction with this acquisition Smith Barney entered into a securities clearing agreement with LBI (the Clearing Agreement), pursuant to which Smith Barney agreed to carry and clear, on a fully disclosed basis, all customer accounts introduced by LBI and, on a correspondent basis, LBI's proprietary accounts. The Clearing Agreement terminated in the first quarter of 1995, and assets and liabilities related to the Clearing Agreement were transferred to LBI in exchange for cash equal to the net assets. At December 31, 1994, $11.855 billion of assets and $10.428 billion of liabilities related to the Clearing Agreement were included in the Consolidated Statement of Financial Position.


     Supplemental Information to the Consolidated Statement of Cash Flows Relating to Acquisitions

     Noncash investing and financing transactions relating to the above transactions that are not reflected in the Consolidated Statement of Cash Flows for the year ended December 31, 1993 are listed below.


     (millions)                                                Travelers    Shearson
    ---------------------------------------------------------------------------------
     Fair value of assets acquired, excluding cash acquired     $40,922       $4,811
     Liabilities assumed                                        (37,642)      (2,779)
     Issuance of notes                                                -         (586)
     Equity securities issued                                    (3,339)        (150)
    ---------------------------------------------------------------------------------
     Cash payment (acquired)                                    $   (59)      $1,296
    =================================================================================


     Pending Acquisition
     On November 28, 1995, TIGI entered into an agreement with Aetna Life and Casualty Company (Aetna) to purchase Aetna's domestic property and casualty insurance operations for approximately $4.0 billion in cash, subject to certain adjustments. The agreement, which is subject to various regulatory approvals, provides for the purchase by TIGI or a subsidiary of all of the outstanding capital stock of The Aetna Casualty and Surety Company and The Standard Fire Insurance Company. The transaction is expected to be completed around the end of the first quarter of 1996.

     The Company expects that a subsidiary, Travelers/Aetna Property Casualty Corp. (TAP), will own both the property and casualty operations purchased from Aetna and the Company's existing property and casualty operations. The Company expects to capitalize TAP initially by contributing approximately $1.1 billion from a combination of cash on hand and borrowings by the Company. The Company may provide additional funds in the form of temporary capital in order to finance the transaction. In addition, it is anticipated that TAP will finance the acquisition with an aggregate of $525 million in equity securities issued to a small group of private investors, and borrowings under a five-year revolving credit facility in the amount of up to $2.65 billion provided by a syndicate of banks led by Citibank, N.A., Chemical Bank and Morgan Guaranty Trust Company. It is anticipated that subsequent to the acquisition, TAP will raise additional capital through private and/or public debt and equity offerings with the proceeds from such offerings being used principally to repay the borrowings under the five-year revolving credit facility.

3.   Disposition of Subsidiaries and Discontinued Operations
     --------------------------------------------------------

     During 1994, gains on sale of subsidiaries and affiliates totaled $226 million pre-tax and consisted of the sale in December of American Capital Management & Research Inc. (American Capital) ($162 million), the sale in November of Smith Barney's investment in HG Asia Holdings Ltd. ($34 million), and the sale in October of Bankers and Shippers Insurance Company ($30 million).

     Transport Spin-off
     On September 29, 1995, the Company made a pro rata distribution to the Company's stockholders of shares of Class A Common Stock, $.01 par value per share, of Transport Holdings Inc. (Holdings), which at the time was a wholly owned subsidiary of the Company, and the indirect owner of Transport Life Insurance Company. Each Travelers Group Inc. common stockholder received one Holdings share for every 200 shares of Travelers Group Inc., resulting in approximately 1.6 million shares of Holdings outstanding. Pursuant to the transaction the Company retained approximately $44 million of cumulative preferred stock and $8 million of subordinated convertible notes of Holdings and received approximately $105 million in cash dividends. The results of Holdings through September 29, 1995, the spin-off date, are included in income from continuing operations.

     Discontinued Operations
     In December 1994, the Company sold its group dental insurance business to Metropolitan Life Insurance Company (MetLife) for $52 million and recognized an after-tax gain of $9 million ($28 million pre-tax), and on January 3, 1995 the Company sold its group life business as well as its related non-medical group insurance businesses to MetLife for $350 million and recognized in the first quarter of 1995 an after-tax gain of $20 million ($31 million pre-tax). In connection with the sale, The Travelers Insurance Company (TIC) ceded 100% of its risks in the group life and related businesses to MetLife on an indemnity reinsurance basis, effective January 1, 1995. In connection with the reinsurance transaction, TIC transferred assets with a fair market value of approximately $1.5 billion to MetLife, equal to the statutory reserves and other liabilities transferred.

     On January 3, 1995, TIC and MetLife, and certain of their affiliates, formed The MetraHealth Companies, Inc. (MetraHealth) joint venture by contributing their medical businesses to MetraHealth, in exchange for shares of common stock of MetraHealth. No gain was recognized upon the formation of the joint venture. Upon formation of the joint venture TIC and its affiliates owned 50% of the outstanding capital stock of MetraHealth, and the other 50% was owned by MetLife and its affiliates. In March 1995, MetraHealth acquired HealthSpring, Inc. for common stock of MetraHealth, resulting in a reduction in the participation of the Company and MetLife in the MetraHealth venture to 48.25% each.

     In connection with the formation of the joint venture, the transfer of the fee-based medical business (Administrative Services Only) and other noninsurance business to MetraHealth was completed on January 3, 1995. As the medical insurance business of TIC and its affiliates comes due for renewal, the risks are transferred to MetraHealth. In the interim the related operating results for this medical insurance business are being reported by the Company.


     On October 2, 1995, the Company completed the sale of its ownership in MetraHealth to United HealthCare Corporation. Gross proceeds to the Company were $831 million in cash, and could increase as much as $169 million if a contingency payment based on 1995 results is made. The gain to the Company, not including the contingency payment, was $110 million after-tax ($166 million pre-tax) and was recognized in the fourth quarter of 1995.

     All of the businesses sold to MetLife or contributed to MetraHealth were included in the Company's Managed Care and Employee Benefits Operations (MCEBO) segment in 1994. In 1995 the Company's results reflect the medical insurance business not yet transferred, plus its equity interest in the earnings of MetraHealth through the date of sale. These operations have been accounted for as a discontinued operation. Revenues from discontinued operations for the years ended December 31, 1995 and 1994 amounted to $1.040 billion and $3.522 billion, respectively. The assets and liabilities of the discontinued operations have not been segregated in the Consolidated Statement of Financial Position as of December 31, 1995 and December 31, 1994. The assets and liabilities of the discontinued operations consist primarily of investments, insurance-related assets and liabilities and the equity interest in MetraHealth through the date of sale. At December 31, 1995 such assets amounted to $1.8 billion and liabilities amounted to $1.8 billion. At December 31, 1994 such assets amounted to $3.5 billion and liabilities amounted to $3.2 billion.

4.   Business Segment Information
     ----------------------------

     The Company is a diversified financial services company engaged in investment services, life and property and casualty insurance services and consumer finance. Data relating to results of operations prior to 1994 exclude the amounts of old Travelers except that Corporate and Other results for 1993 include the equity earnings relating to the 27% purchase of old Travelers in December 1992 (see Note 1). The following table presents certain information regarding these industry segments:

    (millions)                                        1995           1994        1993
                                                      ----           ----        ----
    Revenues
    Investment Services                            $ 6,808        $ 5,690      $3,524
    Life Insurance Services                          3,858          3,488       1,585
    Property & Casualty Insurance Services           4,545          4,538         315
    Consumer Finance Services                        1,354          1,239       1,193
    Corporate and Other                                 18           (12)         180
                                                    ------         ------       -----
                                                   $16,583        $14,943      $6,797
                                                    ======         ======       =====

    Income from continuing operations
      before income taxes, minority
      interest and cumulative effect of
      accounting changes
    Investment Services                             $1,028        $   732      $  592
    Life Insurance Services                            893            651         428
    Property & Casualty Insurance Services             595            307          65
    Consumer Finance Services                          378            356         360
    Corporate and Other                               (373)         (172)          78
                                                     -----          -----       -----
                                                    $2,521        $ 1,874      $1,523
                                                     =====          =====       =====

    Income from continuing operations before
      cumulative effect of accounting changes
    Investment Services                            $   599      $    422       $  336
    Life Insurance Services                            581           421          265
    Property & Casualty Insurance Services
      (after minority interest of $22 in 1993)         453           249           23
    Consumer Finance Services                          246           227          232
    Corporate and Other                               (251)         (162)          95
                                                   -------      --------        -----
                                                   $ 1,628      $  1,157       $  951
                                                    ======       =======        =====

    Identifiable assets
    Investment Services                            $ 40,976     $ 45,618     $ 31,864
    Life Insurance Services                          37,912       33,151       35,071
    Property & Casualty Insurance Services           24,206       22,663       20,515
    Consumer Finance Services                         8,196        7,729        7,155
    Corporate and Other                               3,185        6,136        6,685
                                                   --------     --------     --------
                                                   $114,475     $115,297     $101,290
                                                    =======      =======      =======

    The Investment Services segment consists of investment banking, securities brokerage, asset management and other financial services provided through Smith Barney and its subsidiaries for all years presented, and in 1994 and 1993 only, the investment management services provided by RCM Capital Management and mutual fund management and distribution services provided through American Capital (sold in December 1994, see Note 3).

    The Life Insurance Services segment includes individual and group life insurance, accident and health insurance, annuities and investment products, which are offered primarily through The Travelers Insurance Company, The Travelers Life and Annuity Company and Primerica Financial Services (PFS).

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


    The Consumer Finance Services segment includes consumer lending (including secured and unsecured personal loans, real estate-secured loans and consumer financing) and credit cards. Also included in this segment are credit-related insurance services provided through American Health and Life Insurance Company (AHL) and its affiliate.

    Corporate and Other consists of corporate staff and treasury operations, certain corporate income and expenses that have not been allocated to the operating subsidiaries, including gains and losses from the sale of stock of subsidiaries and affiliates and the Company's approximately 27% interest in old Travelers during 1993. RCM Capital Management, the remaining component of what were the Mutual Funds and Asset Management operations in 1994 and prior, is reported as part of Corporate and Other in 1995.


    Cumulative effect of accounting changes, and capital expenditures for property, plant and equipment and related depreciation expense are not material to any of the business segments. Intersegment sales and international operations are not significant.

    For gains and special charges included in each segment, see "Results of Operations" discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations.

5.  Investments
    -----------
    Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment.

   The amortized cost and estimated market values of investments in fixed maturities were as follows:

                                                                                 Gross
                                                              Amortized        Unrealized        Market
                                                                          --------------------
December 31, 1995                                               Cost        Gains     Losses     Value
-----------------                                            -------------------------------------------
(millions)

Available for sale:
  Mortgage-backed securities-principally                         $ 5,936    $   169     $(20)    $ 6,085
    obligations of U.S. Government agencies

  U.S. Treasury securities and obligations of U.S.
    Government corporations and agencies                           2,653        195         -      2,848

  Obligations of states and political subdivisions                 3,993        110      (11)      4,092

  Debt securities issued by foreign governments                      433         20         -        453

  Corporate securities                                            16,569        619      (22)     17,166
                                                                ----------------------------------------
                                                                 $29,584     $1,113     $(53)    $30,644
                                                                ========================================
Held to maturity, principally mortgage-backed
  securities                                                    $     68    $    11     $   -   $     79
                                                                ========================================


                                                                                  Gross
                                                             Amortized          Unrealized       Market
                                                                          --------------------
December 31, 1994                                             Cost        Gains      Losses      Value
-----------------                                            -------------------------------------------

(millions)

Available for sale:
  Mortgage-backed securities-principally
    obligations of U.S. Government agencies                   $ 5,227         $ 3     $(401)     $ 4,829

  U.S. Treasury securities and obligations of U.S.
    Government corporations and agencies                        4,652           4      (426)       4,230

  Obligations of states and political subdivisions              4,093           5      (369)       3,729

  Debt securities issued by foreign governments                   562           1       (32)         531

  Corporate securities                                         14,724          22      (873)      13,873
                                                              ------------------------------------------
                                                              $29,258         $35   $(2,101)     $27,192
                                                              ==========================================
Held to maturity, principally mortgage-backed
    securities                                               $     96         $12   $     -     $    108

                                                              ==========================================

    The amortized cost and estimated market value at December 31, 1995 by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                      Estimated
    (millions)                                        Amortized         Market
                                                          Cost           Value
                                                       --------        --------
    Due in one year or less                             $ 1,400         $ 1,406
    Due after one year through five years                 7,246           7,400
    Due after five years through ten years                7,869           8,236
    Due after ten years                                   7,133           7,517
                                                         ------          ------
                                                         23,648          24,559
    Mortgage-backed securities                            6,004           6,164
                                                         ------          ------
                                                        $29,652         $30,723
                                                         ======          ======

    Realized gains and losses on fixed maturities for the years ended December 31, were as follows:


    (millions)                              1995           1994            1993
                                            ----           ----            ----

    Realized gains
      Pre-tax                               $157           $ 52            $168
                                            ----            ---             ---
      After-tax                             $102           $ 34            $109
                                            ----            ---             ---
    Realized losses
      Pre-tax                               $244           $201            $  2
                                            ----            ---             ---
      After-tax                             $159           $131            $  1
                                            ----            ---             ---

    Net realized gains on equity securities and other investments, after-tax, amounted to $155 million, $18 million and $14 million for the years ended December 31, 1995, 1994 and 1993, respectively. Net unrealized gains (losses) on equity securities at December 31, 1995 and 1994 were $97 million and $(6) million, respectively.

    The Company had industry concentrations of corporate bonds and short-term investments at December 31 as follows:


    (millions)                                     1995            1994
                                                   ----          ------

    Finance                                      $2,342          $2,040
    Banking                                      $2,138          $1,718
    Electric utilities                           $1,582          $1,680
    Oil and gas                                  $1,362          $1,163

    At December 31, significant concentrations of mortgage loans and real estate were for properties located in highly populated areas in the states listed below:

                                Mortgage Loans                 Real Estate
                          -------------------------   -------------------------
    (millions)              1995            1994          1995          1994
                            ----            ----          ----          ----

    California            $1,121          $1,246        $   51          $ 11
    New York              $  429          $  589        $   49          $129
    Florida               $  323          $  435        $   17          $ 15
    Texas                 $  300          $  395        $   56          $ 79
    Illinois              $  203          $  375        $   58          $ 48

    Other mortgage loan and real estate investments are dispersed throughout the United States, with no combined holdings in any other state exceeding $200 million.


    Aggregate annual maturities on mortgage loans are as follows:


            (millions)

            Past maturity                          $  209
            1996                                      421
            1997                                      432
            1998                                      643
            1999                                      356
            2000                                      402
            Thereafter                              1,585
                                                   ------
                                                   $4,048
                                                   ======

6.  Securities Borrowed, Loaned and Subject to Repurchase Agreements
    ----------------------------------------------------------------

    Securities borrowed or purchased under agreements to resell, at their respective carrying values, consisted of the following at December 31:


       (millions)                                   1995                 1994
                                                 ---------            ---------

       Resale agreements                         $ 12,087              $ 8,306
       Deposits paid for securities borrowed        7,514               17,349
                                                   ------              -------
                                                  $19,601              $25,655
                                                   ======               ======

    Securities loaned or sold under agreements to repurchase, at their respective carrying values, consisted of the following at December 31:


       (millions)                                   1995                 1994
                                                 --------             ---------

       Repurchase agreements                     $ 17,183              $14,622
       Deposits received for securities loaned      3,436                7,461
                                                   ------               ------
                                                  $20,619              $22,083
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

    Deposits paid for securities borrowed ("securities borrowed") and deposits received for securities loaned ("securities loaned") are recorded at the amount of cash advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary.

   Substantially all of the Company's securities borrowed contracts are with other brokers and dealers, commercial banks and institutional clients. Substantially all of the Company's securities loaned contracts are with other brokers and dealers.

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

   Brokerage receivables and brokerage payables, which arise in the normal course of business, consisted of the following at December 31:

   (millions)                               1995       1994
                                            ----      -----

   Receivables from customers             $6,048     $7,502
   Receivables from brokers and dealers      511        736
                                           -----      -----
     Total brokerage receivables          $6,559     $8,238
                                           =====      =====

   Payables to customers                  $4,176     $6,648
   Payables to brokers and dealers           227      1,159
                                           -----      -----
     Total brokerage payables             $4,403     $7,807
                                           =====      =====

   Included in payables to brokers and dealers at December 31, 1994 is approximately $338 million of payables due LBI in connection with LBI's proprietary transactions.

8. Trading Securities
   ------------------

   Trading securities at market value consisted of the following at
   December 31:
                             1995                        1994
                     -------------------------   -------------------------
                                   Securities                  Securities
                                      Sold                        Sold
                     Securities     Not Yet     Securities      Not Yet
                        Owned      Purchased       Owned        Purchased
 (millions)          ----------  ------------    ----------   -----------

 Obligations of U.S.
    Government and
    agencies                $4,224     $3,493      $3,670     $3,658

 Corporate debt              2,019        385       1,688        424

 State and municipal
    obligations                698         10         978         16


 Commercial paper and
    other short-term
    debt                       815          1         211          1

 Corporate convertibles,
    equities and other
    securities               1,228        674         398        246
                             -----     ------      ------      -----
                            $8,984     $4,563      $6,945     $4,345
                             =====      =====       =====      =====

   Carrying values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Securities sold not yet purchased must ultimately be acquired in the marketplace at the then prevailing prices. Accordingly, these transactions may result in market risk since the ultimate purchase price may exceed the amount recognized in the financial statements.

9. Consumer Finance Receivables
   ----------------------------

   Consumer finance receivables, net of unearned finance charges of $690 million and $674 million at December 31, 1995 and 1994, respectively, consisted of the following:

   (millions)                                  1995     1994
                                               ----    -----

   Personal loans                            $3,051   $2,875
   Real estate-secured loans                  2,957    2,845
   Credit cards                                 762      712
   Sales finance and other                      468      453
                                              -----   ------
   Consumer finance receivables               7,238    6,885
   Accrued interest receivable                   47       43
   Allowance for credit losses                (193)    (182)
                                              -----   ------
   Net consumer finance receivables          $7,092   $6,746
                                              =====   ======

   An analysis of the allowance for credit losses on consumer finance receivables at December 31, was as follows:

   (millions)                                1995    1994    1993
                                             ----    ----   -----

   Balance, January 1                      $ 182   $  168 $  169
   Provision for credit losses               171      152    134
   Amounts written off                      (188)    (163)  (163)
   Recovery of amounts previously
     written off                              27       25     23
   Allowance on receivables purchased          1        -      5
                                            -----    -----  -----

   Balance, December 31                   $  193   $  182 $  168
                                           =====    =====  =====
   Net outstandings                       $7,238   $6,885 $6,342
                                           =====    =====  =====
   Allowance for credit losses as
     a % of net outstandings                2.66%    2.64%  2.64%
                                           =====     ====   ====

   Contractual maturities of receivables before deducting unearned finance charges and excluding accrued interest were as follows:

                    Receivables
                    Outstanding                                  Due
   (millions)       December 31,  Due     Due    Due     Due    After
                        1995      1996    1997   1998    1999    1999
                    -----------  ------  ------ ------  ------  ------
   Personal loans    $3,598      $1,108 $  990  $  762  $  441 $   297
   Real estate-
      secured loans   3,021         192    199     210     219   2,201
   Credit cards         761          56     53      49      45     558
   Sales finance
      and other         548         264    138      66      33      47
                      -----       -----  -----   -----   -----   -----
                     $7,928      $1,620 $1,380  $1,087  $  738  $3,103
                      =====       =====  =====   =====   =====   =====
   Percentage          100%          21%    17%     14%      9%     39%
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

   The Company has a geographically diverse consumer finance loan portfolio. At December 31, the distribution by state was as follows:

                                        1995  1994
                                        ----  ----
   Ohio                                  12%   13%
   North Carolina                        10%   10%
   Pennsylvania                           7%    6%
   South Carolina                         6%    7%
   California                             5%    5%
   Texas                                  5%    5%
   Maryland                               5%    5%
   Tennessee                              5%    4%
   All other states*                     45%   45%
                                        ----  ----
                                        100%  100%
                                        ====  ====

  * None of the remaining states individually accounts for more than 5% of total consumer finance receivables.

  The estimated fair value of the consumer finance receivables portfolio depends on the methodology selected to value such portfolio (i.e., exit value versus entry value). Exit value represents a valuation of the portfolio based upon sales of comparable portfolios which takes into account the value of customer relationships and the current level of funding costs. Under the exit value methodology, the estimated fair value of the receivables portfolio at December 31, 1995 is approximately $653 million above the recorded carrying value. Entry value is determined by comparing the portfolio yields to the yield at which new loans are being originated. Under the entry value methodology, the estimated fair value of the receivables portfolio at December 31, 1995 is approximately equal to the aggregate carrying value due to the increase in variable rate receivables whose rates are periodically reset and the fact that the average yield on fixed rate receivables is approximately equal to that on new fixed rate loans made at year-end 1995. Fair values included in Note 20 are based on the exit value methodology.

10. Debt
    ----

    Investment banking and brokerage borrowings consisted of the following at December 31:


    (millions)                                1995      1994
                                              ----      ----

    Commercial paper                         $2,401    $2,455
    Uncollateralized borrowings                 399     1,141
    Collateralized borrowings                   155       185
    Notes to LBI                                  -       593
                                              -----     -----
                                             $2,955    $4,374
                                              =====     =====
    Weighted average interest rate
    at end of period, excluding
    non-interest bearing balances               5.9%      5.8%
                                              =====     =====

    Investment banking and brokerage borrowings are short-term and include commercial paper, collateralized and uncollateralized borrowings used to finance Smith Barney's operations, including the securities settlement process. The collateralized and uncollateralized borrowings bear interest at fluctuating rates based primarily on the Federal Funds interest rate. Notes payable to LBI at December 31, 1994 represented a non-interest bearing note outstanding in connection with LBI's activities under the Clearing Agreement. Smith Barney has in place a $2.5 billion commercial paper program that consists of both discounted and interest bearing paper. Smith Barney also has substantial borrowing arrangements consisting of facilities that it has been advised are available, but where no contractual lending obligation exists.

    At December 31, 1995 and 1994, the market value of the securities pledged as collateral for short-term brokerage borrowings was $171 million and $229 million, respectively, including $163 million of customer margin securities at December 31, 1994.

    At December 31, short-term borrowings consisted of commercial paper outstanding with weighted average interest rates as follows:




  (millions)                        1995                               1994
                        -----------------------------      ----------------------------

                         Outstanding   Interest Rate        Outstanding  Interest Rate
                        -------------  --------------      ------------- --------------
  Travelers Group Inc.      $   -             -               $  101          5.83%
  Commercial Credit
     Company                 1,394         5.86%               2,305          5.89%
  The Travelers
     Insurance Company          74         5.84%                  74          6.02%
                             -----                            ------
                            $1,468                            $2,480
                             =====                             =====

   Travelers Group Inc. (the Parent), Commercial Credit Company (CCC) and The Travelers Insurance Company (TIC) issue commercial paper directly to investors. Each maintains unused credit availability under its respective bank lines of credit at least equal to the amount of its outstanding commercial paper. Each may borrow under its revolving credit facilities at various interest rate options and compensates the banks for the facilities through commitment fees.

   The Parent, CCC and TIC have an agreement with a syndicate of banks to provide $1.0 billion of revolving credit, to be allocated to any of the Parent, CCC or TIC. The participation of TIC in this agreement is limited to $250 million. The revolving credit facility consists of five-year revolving credit facility which expires in 1999. At December 31, 1995, $400 million was allocated to the Parent, $475 million was allocated to CCC, and $125 million was allocated to TIC. At December 31, 1995 there were no borrowings outstanding under this facility.
   Under this facility, the Company is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). At December 31, 1995, this requirement was exceeded by approximately $3.2 billion.

   At December 31, 1995, CCC also had a committed and available revolving credit facility on a stand-alone basis of $1.5 billion, which expires in 1999.

   CCC is limited by covenants in its revolving credit agreements as to the amount of dividends and advances that may be made to the Parent or its affiliated companies. At December 31, 1995, CCC would have been able to remit $225 million to the Parent under its most restrictive covenants or regulatory requirements.

   The carrying value of short-term borrowings approximates fair value.

   Long-term debt, including its current portion, and final maturity dates were as follows at December 31:

   (millions)                                     1995         1994
                                                  ----         ----
   Travelers Group Inc.
   8 3/8% Notes due 1996                        $  100     $   100
   7 5/8% Notes due 1997                           185         185
   5 3/4% Notes due 1998                           250         250
   7 3/4% Notes due 1999                           100         100
   6 1/8% Notes due 2000                           200         200
   9 1/2% Senior Notes due 2002                    300         300
   6 5/8% Notes due 2005                           150           -
   6 1/4% Notes due 2005                           100           -
   8 5/8% Debentures due 2007                      100         100
   7 7/8% Notes due 2025                           200           -
   7% Notes dues 2025                              100           -
   6 7/8 Notes due 2025                            150           -
   6% Industrial Revenue Bonds due 2007             13          13
   ESOP note guarantee                              67          97
   Debt premium (discount), net                     27          32
                                                 -----       -----
                                                 2,042       1,377
                                                 -----       -----
   Commercial Credit Company
   8.29% to 12.85% Medium-Term Notes due 1995        -          10
   9 7/8% Notes due 1995                             -         150

   9.2% Notes due 1995                            -            100
   6 1/4% Notes due 1995                          -            100
   7.7% Notes due 1995                            -            150
   8.1% Notes due 1995                            -            150
   8 3/8% Notes due 1995                          -            150
   6 3/8% Notes due 1996                        200            200
   7 3/8% Notes due 1996                        150            150
   8% Notes due 1996                            100            100
   6 3/4% Notes due 1997                        200            200
   8 1/8% Notes due 1997                        150            150
   5.70% Notes due 1998                         100            100
   5 1/2% Notes due 1998                        100            100
   8 1/2% Notes due 1998                        100            100
   6.70% Notes due 1999                         150            150
   10% Notes due 1999                           100            100
   9.6% Notes due 1999                          100            100
   6% Notes due 2000                            100            100
   5 3/4% Notes due 2000                        200            200
   6 1/8% Notes due 2000                        100            100
   6% Notes due 2000                            150            150
   6 3/4% Notes due 2000                        200              -
   8 1/4% Notes due 2001                        300            300
   6 3/8% Notes due 2002                        200              -
   6 7/8% Notes due 2002                        200              -
   7 3/8% Notes due 2002                        200              -
   5.9% Notes due 2003                          200            200
   7 7/8% Notes due 2004                        200            200
   6 1/8% Notes due 2005                        200              -
   6 1/2% Notes due 2005                        200              -
   7 3/8% Notes due 2005                        200              -
   7 3/4% Notes due 2005                        200              -
   10% Notes due 2008                           150            150
   10% Debentures due 2009                      100            100
   8.7% Debentures due 2009                     150            150
   8.7% Debentures due 2010                     100            100
   6 5/8% Notes due 2015                        200              -
   7 7/8% Notes due 2025                        200              -
                                             ------         ------
                                              5,200          4,010
                                              -----          -----
   Smith Barney Holdings Inc.
   7.4% Medium-Term Notes due 1996               50             50
   5 3/8% Notes due 1996                        150            150
   6% Notes due 1997                            200            200
   5 5/8% Notes due 1998                        150            150
   5 1/2% Notes due 1999                        200            200
   7 7/8% Notes due 1999                        150            150
   6 5/8% Notes due 2000                        150            150
   7% Notes due 2000                            150              -
   7.98% Notes due 2000                         200              -

   6 1/2% Notes due 2002                        150              -
   7 1/2% Notes due 2002                        150              -
   6 7/8% Notes due 2005                        175              -
   Revolving credit facility                      -            400
   Capital Note with LBI due 1995                 -            150
                                             ------          -----
                                              1,875          1,600
                                              -----          -----
   The Travelers Insurance Group Inc.
   12% GNMA/FNMA - collateralized obligations    73             88
                                             ------         ------
                                             $9,190         $7,075
                                              =====          =====

   In December 1995, Travelers Group Inc., through a private placement, issued $100 million of 6 1/4% Notes due December 1, 2005, and $100 million of 7% Notes due December 1, 2025 (the Debt Securities). In the first quarter of 1996, Travelers Group Inc. filed a registration statement with respect to an offer to exchange the Debt Securities for notes (the Exchange Notes) substantially identical in all material respects (including principal amount, interest rate and maturity) to the terms of the Debt Securities, except that the Exchange Notes will be registered under the Securities Act of 1993 and therefore will be freely transferable by holders.

   Smith Barney has a $1.0 billion revolving credit agreement with a bank syndicate that extends through May 1998, and has a $750 million, 364-day revolving credit agreement with a bank syndicate that extends through May 1996. As of December 31, 1995, there were no borrowings outstanding under either facility.

   Smith Barney is limited by covenants in its revolving credit facility as to the amount of dividends that may be paid to the Parent. At December 31, 1995, Smith Barney would have been able to remit approximately $452 million to the Parent under its most restrictive covenants.

   Aggregate annual maturities for the next five years on long-term debt obligations excluding principal payments on the ESOP loan obligation and the 12% GNMA/FNMA collateralized obligations, are as follows:

           (millions)
                 1996        $750
                 1997        $735
                 1998        $700
                 1999        $800
                 2000      $1,450

   The fair value of the Company's long-term debt is estimated based on the quoted market price for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities. At December 31, 1995 the carrying value and the fair value of the Company's long-term debt were:

   (millions)                               Carrying     Fair
                                              Value     Value
                                            --------   ------
   Travelers Group Inc.                       $2,042   $2,137
   Commercial Credit Company                   5,200    5,332
   Smith Barney Holdings Inc.                  1,875    1,929
   The Travelers Insurance Group Inc.             73       80
                                               -----    -----
                                              $9,190   $9,478
                                               =====    =====

11. Insurance Policy and Claims Reserves
    ------------------------------------

   Insurance policy and claims reserves consisted of the following at December 31:

   (millions)                                   1995     1994
                                                ----     ----
   Benefit and loss reserves:
     Property-casualty                       $14,715  $13,872
     Accident and health                         754    1,029
     Life and annuity                          8,663    8,603
   Unearned premiums                           2,166    2,276
   Policy and contract claims                    622    1,304
                                              ------   ------
                                             $26,920  $27,084
                                              ======   ======

   The table below is a reconciliation of beginning and ending property-casualty reserve balances for loss and loss adjustment expenses (LAE) for the years ended December 31:

   (millions)                                 1995      1994     1993
                                              ----      ----     ----

   Losses and LAE at beginning of year      $13,872  $13,805  $   313
       Less reinsurance recoverables
         on unpaid losses                     3,621    3,615       85
                                             ------    -----  -------
   Net balance at beginning of year          10,251   10,190      228
                                             ------   ------  -------
   Provision for losses and LAE for
      claims arising in the
      current year                            2,898    3,201      185
   Estimated losses and LAE for claims
      arising in prior years                   (227)    (248)       -
   Increase for purchase of old Travelers         -        -    9,938
                                             ------   ------   ------
           Total increases                    2,671    2,953   10,123
                                              ------  ------   ------
   Losses and LAE payments for claims
      arising in:
        Current year                            887      989       67
        Prior years                           1,933    1,903       94
                                             ------   ------  -------
           Total payments                     2,820    2,892      161
                                              ------  ------  -------
   Net balances at end of year               10,102   10,251   10,190

       Plus reinsurance recoverables
         on unpaid losses                     4,613    3,621    3,615
                                              -----   ------   ------
   Losses and LAE at end of year             $14,715 $13,872  $13,805
                                              ------  ------   ------

   In 1995, estimated claims and claim adjustment expenses for claims arising in prior years included favorable loss development in certain workers' compensation, general liability and commercial auto lines of approximately $150 million; however, since the business to which it relates is subject to retrospective rating premium adjustments, the net impact on results of operations is minimal. In addition, in 1995 estimated claims and claim adjustment expenses for claims arising in prior years included favorable loss development in Personal Lines automobile coverage of approximately $60 million.

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

   The property-casualty loss and LAE reserves include $806 million and $854 million for asbestos and environmental related claims net of reinsurance at December 31, 1995 and 1994, respectively. TIGI carries on a continuing review of its overall position, its reserving techniques and reinsurance recoverables. However, the industry does not have a standard method of calculating claim activity for environmental and asbestos losses. In each of these areas of exposure, TIGI has endeavored to litigate individual cases and settle claims on favorable terms. Given the vagaries of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties, it is not presently possible to quantify the ultimate exposure or range of exposure represented by these claims to the Company's financial condition, results of operations or liquidity. The Company believes that it is reasonably possible that the outcome of the uncertainties regarding environmental and asbestos claims could result in a liability exceeding the reserves by an amount that would be material to operating results in a future period. However, it is not likely these claims will have a material adverse effect on the Company's financial condition or liquidity.

   The Company has a geographic exposure to catastrophic losses in certain North Atlantic states and in South Florida. Catastrophes can be caused by various events including hurricanes, windstorms, earthquakes, hail, explosions, severe winter weather and fires, and the incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes and earthquakes may produce significant damage in large, heavily populated areas. The Company generally seeks to reduce its exposure to catastrophe through individual risk selection and the purchase of catastrophe reinsurance.

12. Reinsurance
    -----------

   The Company's insurance operations cede insurance in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and effect business-sharing arrangements. Life reinsurance is accomplished through various plans of reinsurance, primarily coinsurance, modified coinsurance and yearly renewable term. Property-casualty reinsurance is placed on both a quota-share and excess basis. The property-casualty insurance subsidiaries also participate as a servicing carrier for, and a member of, several pools and associations. Reinsurance ceded arrangements do not discharge the insurance subsidiaries or the Company as the primary insurer.

Reinsurance amounts included in the Consolidated Statement of Income were:

                                            Ceded to
(millions)                          Gross      Other       Net
                                   Amount  Companies    Amount
                                   ------  ---------    ------
Year ended December 31, 1995
----------------------------
Premiums
   Life insurance                  $1,497   $  (272)    $1,225
   Accident and health insurance      499       (87)       412
   Property-casualty insurance      4,752    (1,412)     3,340
                                    -----    ------      -----
                                   $6,748   $(1,771)    $4,977
                                    =====    ======      =====

Ceded claims incurred              $5,806   $(1,726)    $4,080
                                    =====    ======      =====

Year ended December 31, 1994
----------------------------
Premiums
   Life insurance                  $1,484   $  (288)    $1,196
   Accident and health insurance      514       (89)       425
   Property-casualty insurance      5,052    (1,529)     3,523
                                  -------    ------      -----
                                   $7,050   $(1,906)    $5,144
                                   ======    ======      =====

Ceded claims incurred              $5,725   $(1,328)    $4,397
                                   ======    ======      =====

Year ended December 31, 1993
----------------------------
Premiums
   Life insurance                  $1,178     $(284)    $  894
   Accident and health insurance      385       (56)       329
   Property-casualty insurance        434      (177)       257
                                    -----      ----      -----
                                   $1,997     $(517)    $1,480
                                    =====      ====      =====

Ceded claims incurred              $1,096     $(287)    $  809
                                    =====      ====      =====

Reinsurance recoverables, net of valuation allowance, at December 31 include amounts recoverable on unpaid and paid losses and were as follows:

(millions)                                     1995       1994
                                               ----       ----

Reinsurance Recoverables
------------------------
 Life business                               $1,804     $  758
 Property and Casualty business:
   Pools and associations                     2,775      2,524
   Other reinsurance                          1,882      1,744
                                              -----      -----
                                             $6,461     $5,026
                                              =====      =====

Included in Life business reinsurance recoverables at December 31, 1995 is approximately $929 million of receivables from MetLife in connection with the sale of the group life business.

13.  Income Taxes
     ------------

     The provision for income taxes attributable to income from continuing operations (before minority interest) for the years ended December 31 was as follows:

(millions)                        1995     1994      1993
                                  ----     ----      ----

Current:
 Federal                           $745    $271      $406
 Foreign                             19      22         3
 State                              110      80        75
                                    ---     ---       ---
                                    874     373       484
                                    ---     ---       ---
Deferred:
 Federal                             24     335        64
 Foreign                              2       1        (2)
 State                              (7)       8         4
                                    ---    ----       ---
                                     19     344        66
                                    ---    ----       ---
                                   $893    $717      $550
                                    ===     ===       ===

Deferred income taxes at December 31 related to the following:

(millions)                                 1995       1994
                                           ----       ----

Deferred tax assets:
  Differences in computing policy
    reserves                             $1,161     $1,288
  Deferred compensation                     295        214
  Employee benefits                         266        213
  Investments                                 -      1,074
  Other deferred tax assets                 760        765
                                          -----      -----
Gross deferred tax assets                 2,482      3,554
                                          -----      -----
Valuation allowance                         100        100
                                          -----      -----
Deferred tax assets after valuation
   allowance                              2,382      3,454
                                          -----      -----

Deferred tax liabilities:
  Deferred policy acquisition costs and
    value of insurance in force            (610)      (608)
  Investment management contracts          (249)      (244)
  Investments                               (90)         -
  Other deferred tax liabilities           (344)      (273)
                                        -------    -------
Gross deferred tax liabilities           (1,293)    (1,125)
                                        -------    -------
Net deferred tax asset                  $ 1,089   $  2,329
                                         ======    =======

   The reconciliation of the federal statutory income tax rate to the Company's effective income tax rate applicable to income from continuing operations for the years ended December 31 was as follows:

                                               1995     1994       1993
                                               ----     ----       ----
   Federal statutory rate                     35.0%    35.0%      35.0%
   Limited taxability of investment income (3.1) (3.5) (1.6) State and foreign income taxes
     (net of federal income tax benefit)       2.7       2.7       3.4
   Sale of subsidiaries                          -       2.9         -
   Equity in income of old Travelers             -         -      (2.2)
   Other, net                                  0.8       1.2       1.5
                                              ----      ----      ----
   Effective income tax rate                  35.4%     38.3%     36.1%
                                              ====      ====      ====


   Tax benefits allocated directly to stockholders' equity for the years ended December 31, 1995 and 1994 were $82 million and $35 million, respectively.

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

   The net deferred tax asset, after the valuation allowance of $100 million, relates to temporary differences that are expected to reverse as net ordinary deductions. The Company will have to generate approximately $3.1 billion of taxable income, before the reversal of these temporary differences, primarily over the next 10-15 years, to realize the remainder of the deferred tax asset. Management expects to realize the remainder of the deferred tax asset based upon its expectation of future taxable income, after the reversal of these deductible temporary differences, of at least $1 billion annually. The Company has reported pre-tax financial statement income from continuing operations exceeding $2 billion, on average, over the last three years and has incurred taxable income of approximately $1.2 billion, on average, over the same period of time. At December 31, 1995, the Company has no ordinary or capital loss carryforwards.

14. Preferred Stock and Stockholders' Equity
    ----------------------------------------

   Preferred Stock
   The following table sets forth the Company's preferred stock outstanding at December 31, 1995 and 1994:

                                           Liquidation
                                Number     Preference       Carrying
                              of Shares    Per Share          Value
                              ---------    -----------      --------
                                                          (millions)
   Series A                   1,200,000         $250          $300
   Series B                   2,500,000          $50           125
   Series D                   7,500,000          $50           375
                             ----------                        ---
                             11,200,000                       $800
                             ==========                        ===

   Series C                   4,406,431       $53.25          $235
                             ==========                        ===

   Series A
   In July 1992 the Company sold in a public offering 12.0 million depositary shares, each representing 1/10th of a share of 8.125% Cumulative Preferred Stock, Series A (Series A Preferred), at an offering price of $25 per depositary share. The Series A Preferred has cumulative dividends payable quarterly and a liquidation preference equivalent to $25 per depositary share plus accrued and accumulated unpaid dividends. On or after July 28, 1997, the Company may, at its option, redeem the Series A Preferred, in whole or in part, at any time at a redemption price of $25 per depositary share plus dividends accrued and unpaid to the redemption date.

   Series B
   In connection with the acquisition of the Shearson Businesses the Company issued to American Express 2.5 million shares of 5.5% Convertible Preferred Stock, Series B (Series B Preferred) of the Company. Each Series B Preferred share has cumulative dividends payable quarterly and a liquidation preference of $50 per share and is convertible at any time at the option of the holder at a conversion price of $36.75 per common share. The Series B Preferred is not redeemable prior to July 30, 1996. On or after July 30, 1996, the Series B Preferred is redeemable at the Company's option, at a price of $51.925 per share if redeemed prior to July 29, 1997, and at decreasing prices thereafter to $50 per share from and after July 30, 2003, plus accrued and unpaid dividends, if any, to the redemption date. In addition, the Company issued to American Express warrants to purchase 3,749,466 shares of common stock of the Company at an exercise price of $39 per common share, exercisable until July 31, 1998. At December 31, 1995 warrants to purchase 3,749,266 shares of common stock of the Company were outstanding. Both the Series B Preferred and the warrants are publicly traded.

   Series C
   In connection with the acquisition of old Travelers, the Company converted the old Travelers $4.53 Series A ESOP Convertible Preference Stock which was issued to prefund old Travelers' matching obligations under its Employee Stock Ownership Plan (ESOP) into $4.53 Series C Convertible Preferred Stock ("Series C Preferred") of the Company with a stated value and a liquidation preference of $53.25 per share. The Series C Preferred is convertible into one share of Travelers Group Inc. Common Stock for each $66.21 of stated value of Series C Preferred, subject to antidilution adjustments in certain circumstances. Dividends on the Series C Preferred are cumulative and accrue in the amount of $4.53 per annum per share. The Series C Preferred is redeemable at the option of the Company on or after January 1, 1998 (or earlier at the option of the holder in the event of a change in control, as defined, of the Company) at a redemption price of $53.25 per share plus accrued and unpaid dividends thereon to the date fixed for redemption. In January 1996, 411,075 shares were redeemed.

   Series D
   Also in connection with the Company's acquisition of old Travelers, 7.5 million shares of 9 1/4% Series B Preference Stock of old Travelers were converted into 7.5 million shares of 9 1/4% Series D Preferred Stock ("Series D Preferred") of the Company with a stated value and liquidation preference of $50 per share. The Series D Preferred is held in the form of depositary shares, with two depositary shares representing each preferred share. Annual dividends of $4.625 per share ($2.3125 per depositary share) are payable quarterly. Dividends are cumulative from the date of issue. The Series D Preferred is not redeemable prior to July 1, 1997. On and after July 1, 1997, the Series D Preferred is redeemable at the Company's option at a price of $50 per share (equivalent to $25 per depositary share), plus accrued and unpaid dividends, if any, to the redemption date.

   Stockholders' Equity
   The combined insurance subsidiaries' statutory capital and surplus at December 31, 1995 and 1994 was $5.873 billion and $4.342 billion, respectively, and is subject to certain restrictions imposed by state insurance departments as to the transfer of funds and payment of dividends. The combined insurance subsidiaries' (including The Travelers Insurance Group Inc. for 1995 and 1994 only) net income, determined in accordance with statutory accounting practices, for the years ended December 31, 1995, 1994 and 1993 was $745 million, $228 million and $204 million, respectively.

   The Travelers Insurance Group Inc. is subject to various regulatory restrictions that limit the maximum amount of dividends available to its Parent without prior approval of the Connecticut Insurance Department.
   A maximum of $580 million of statutory surplus is available in 1996 for such dividends without Department approval.

   Smith Barney's broker-dealer subsidiaries are subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. At December 31, 1995, the aggregate net capital of such broker-dealer subsidiaries was $1.138 billion, exceeding the net capital requirement by $1.007 billion.

   See Note 10 for additional restrictions on stockholders' equity.

   At December 31, 1995, 10,694,540 shares of authorized common stock were reserved for convertible securities and warrants.

15.  Incentive Plans
     ---------------

   The Company's 1986 Stock Option Plan provides for the granting to officers and key employees of the Company and its participating subsidiaries of non-qualified stock options and incentive stock options. Options generally are granted at the fair market value at the time of grant for a period not in excess of ten years. They vest over five years, or in full upon a change of control of the Company, and are generally exercisable only if the optionee is employed by the Company. The plan also permits an employee exercising an option to be granted new options (reload options) in an amount equal to the number of common shares used to satisfy the exercise price and the withholding taxes due upon exercise. The maximum number of shares that may be granted under this plan is 73,008,140, of which 35,000,000 were reserved for the granting of reload options; at December 31, 1995, 15,983,911 shares were available for grant, of which 7,673,145 were available for reload option grants. The Company also has other option plans.

Information with respect to stock options granted under the Company's various option plans is as follows:

                                 Number of        Price
                                  Shares        Per Share
                                ----------  --------------
Balance, at December 31, 1992   19,306,302    $ 7.81-32.03
Granted                          9,593,308     24.19-49.50
Converted upon the Merger        4,011,726     15.54-62.02
Expired or canceled               (679,064)     9.74-44.63
Exercised                       (9,898,567)     8.00-37.41
                               -----------     -----------
Balance, at December 31, 1993   22,333,705    $ 7.81-62.02
                               -----------     -----------
Granted                          6,132,850     31.00-42.88
Expired or canceled             (1,387,428)     9.74-62.02
Exercised                       (2,905,346)     7.81-40.13
                               -----------     -----------
Balance at December 31, 1994    24,173,781    $ 7.81-62.02
                               -----------     -----------
Granted                         12,119,705     32.38-63.50
Expired or canceled             (1,517,335)     7.81-62.02
Exercised                      (10,908,441)     9.74-52.22
                               -----------     -----------
Balance at December 31, 1995    23,867,710    $ 9.74-63.50
                               -----------     -----------
Currently exercisable,
December 31, 1995                4,922,430    $ 9.74-62.02
                               ===========     ===========

At the time of the Merger, options to purchase 7,193,486 shares of old Travelers common stock were outstanding. Of this amount, options for 2,205,204 shares were forfeited or redeemed for cash, and the remaining options to purchase 4,988,282 shares, at a weighted average price of $33.92, were converted into options to receive 4,011,726 shares of the Company's common stock, at a weighted average price of $42.18.

The Company, through its Capital Accumulation Plan (the Plan) and other restricted stock programs, issues shares of the Company's common stock in the form of restricted stock to participating officers and other key employees. The restricted stock generally vests after a three-year period. Except under limited circumstances, during this period the stock cannot be sold or transferred by the participant, who is required to render service to the Company during the restricted period. At the discretion of the Committee, participants may elect to receive part of their awards in restricted stock and part in stock options. Unearned compensation expense associated with the restricted stock grants represents the market value of the Company's common stock at the date of grant and is recognized as a charge to income ratably over the vesting period. At December 31, 1995, 10,690,799 shares were available for future grant under these plans.

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

   The following is a summary of the components of pension expense included in the Consolidated Statement of Income for the Company's significant defined benefit plans for the years ended December 31:

   (millions)                          1995      1994       1993
                                       ----      ----       ----

   Service cost                       $  81     $ 105       $ 34
   Interest cost                        195       173         36
   Actual return on plan assets        (388)      (66)       (59)
   Net amortization and deferral        165      (161)        11
                                       ----      ----        ---
   Net periodic pension cost          $  53     $  51       $ 22
                                       ====      ====        ===

   The following table sets forth the funded status of the Company's significant defined benefit plans at December 31:

   (millions)                                    1995       1994
                                                 ----       ----

   Actuarial present value of benefit
     obligation:
      Vested benefits                           $2,713     $2,091
      Non-vested benefits                           52         49
                                                ------     ------
      Accumulated benefit obligation             2,765      2,140
      Effect of future salary increases             37         46
                                                ------     ------
      Projected benefit obligation               2,802      2,186
   Plan assets at fair value                     2,638      2,335
                                                ------     ------
   Projected benefit obligation in excess of
     or (less than) plan assets                    164       (149)
   Unrecognized transition asset                     2          3
   Unrecognized prior service benefit (cost)        14         (2)
   Unrecognized net gain (loss)                   (228)       145
   Adjustment to recognize minimum liability       175          -
                                                ------     ------
   Accrued pension liability (prepaid
      pension cost)                              $ 127    $    (3)
                                                 =====     ======

   Actuarial assumptions:
     Weighted average discount rate               7.25%      8.75%
     Weighted average rate of
       compensation increase                       4.5%       4.5%
     Expected long-term rate of return on
       plan assets                                9.25%       9.5%

   Plan assets are held in various separate accounts and the general account of The Travelers Insurance Company, a subsidiary of the Company, and certain investment trusts. These accounts and trusts invest in stocks, U.S. Government bonds, corporate bonds, mortgage loans and real estate.

17. Postretirement Benefits
    -----------------------

   The Company provides postretirement health care, life insurance and survival income benefits to certain eligible retirees. These benefits relate primarily to former unionized employees of predecessor companies, certain employees of Smith Barney and former employees of old Travelers. Other retirees are generally responsible for most or all of the cost of these benefits (while retaining the benefits of group coverage and pricing).

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

   Payments and net periodic postretirement benefit cost for 1993 were not material. The following is a summary of the components of net periodic postretirement benefit cost for the years ended December 31:


   (millions)
                                                 1995        1994
                                                 ----        ----
   Service cost                                  $  2        $  3
   Interest cost                                   34          33
   Net amortization and deferral                   (1)          -
                                                  ---         ---
   Net periodic postretirement benefit cost      $ 35        $ 36
                                                  ---         ===

    The following table sets forth the funded status of the Company's postretirement benefit plans at December 31:

    (millions)
                                                     1995         1994
                                                     ----         ----
    Accumulated postretirement benefit obligation:
          Retirees                                   $396         $363
          Other fully eligible plan participants       40           32
          Other active plan participants               13           18
                                                      ---          ---
                                                      449          413
    Plan assets at fair value                           4            4
                                                      ---          ---
    Accumulated postretirement benefit obligation
       in excess of plan assets                       445          409
    Unrecognized net gain                              37           79
    Unrecognized prior service benefit (cost)           6           (5)
                                                      ---          ---
    Accrued postretirement benefit liability         $488         $483
                                                      ===          ===

    For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits ranged from 14% in 1996, decreasing gradually to 5.5% by the year 2003 and remaining at that level thereafter. The health care cost trend rate assumption affects the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by approximately $16 million. The impact on net periodic postretirement benefit cost of such an increase would not be material.

    The weighted average discount rates used in determining the accumulated postretirement benefit obligation were 7.25% and 8.75% at December 31, 1995 and 1994, respectively. For certain plans associated with Smith Barney and old Travelers, the weighted average assumed rate of compensation increase was approximately 3.5% for both 1995 and 1994. For other plans, no assumptions have been made for rate of compensation increases, since active employees are responsible for the full cost of these benefits upon retirement.

18. Lease Commitments
    ------------------

    Rentals
    Rental expense (principally for offices and computer equipment) was $319 million, $403 million and $182 million for the years ended December 31, 1995, 1994 and 1993, respectively.

    Future minimum annual rentals under noncancellable operating leases are as follows:

       (millions)
            1996        $  315
            1997           282
            1998           206
            1999           172
            2000           104
      Thereafter           145
                         -----
                        $1,224
                         =====

    Future sublease rental income of approximately $68 million will partially offset these commitments.

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

   Forwards represent commitments to exchange currencies or to purchase or sell other financial instruments at specified prices on specified future dates. Futures contracts are similar to forwards; however, major exchanges act as intermediaries and require daily cash settlement and collateral deposits. As a writer of certain option contracts, Smith Barney receives a fee to become obligated to buy or sell financial instruments at a specified price for a period of time at the holder's option. As a writer of interest rate options, Smith Barney receives a fee to become obligated to pay the holder at specified future dates the amount, if any, by which specified market interest rates exceed or fall below specified reference rates applied to a notional amount. In the case of swaptions, Smith Barney is obligated to enter into an interest rate swap at specified terms or cancel an existing swap, at the holder's option. Purchased options give Smith Barney the right, but not the obligation, to buy or sell financial instruments at a specified price for a period of time. Interest rate swaps require the exchange of periodic cash payments based on a notional principal amount and agreed-upon fixed or floating rates. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party.

   Market Risk. Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including interest and foreign exchange rate movements and fluctuations in commodity or security prices. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded.

   Credit Risk. Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. The Company's exposure to the credit risk associated with counterparty non-performance is limited to the net replacement cost of OTC contracts (including options held) in a gain position. Options written do not give rise to counterparty credit risk since they obligate the Company (not its counterparty) to perform. Exchange traded financial instruments such as futures and certain options generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges. For significant transactions, the Company's credit review process includes an evaluation of the counterparty's creditworthiness, periodic review of credit standing and obtaining collateral and various credit enhancements in certain circumstances. Smith Barney establishes credit limits for its trading derivative counterparties by product type, taking into account the perceived risk associated with each product. The usage and resultant exposure from these credit limits are then monitored regularly by management.

   Liquidity Risk. Liquidity risk is the possibility that the Company may not be able to rapidly adjust the size of its derivative positions in times of high volatility and financial stress at a reasonable cost. The liquidity of derivative products is correlated to the liquidity of the underlying cash instrument. As with non-derivative financial instruments, the Company's valuation policies for derivatives include consideration of liquidity factors.

   Trading Activity
   Smith Barney trades both derivative and cash financial instruments. While trading activities are primarily generated by client order flow, Smith Barney also takes proprietary positions in interest rate, foreign exchange, debt, equity and commodity instruments based on expectations of future market movements and conditions. Smith Barney's trading strategies rely on the joint management of its client-driven and proprietary transactions, along with the hedging and financing of these positions.

   The following is a summary of principal trading revenues by product category for the years ended December 31:

   (millions)                      1995       1994      1993
                                   ----       ----      ----

   Equities                      $  459       $392      $266
   Taxable fixed-income             305        239       147
   Municipals                       216        248       125
   Foreign exchange, and other
     derivative financial
     instruments                     36         21        11
                                 ------       ----      ----

                                 $1,016       $900      $549
                                  =====        ===       ===

   The revenue amounts presented include gains and losses from cash instruments and related derivatives, including swaps, forwards, futures and options.

   Equity revenues include realized and unrealized gains and losses on market making and trading primarily in over-the-counter, listed and convertible securities and options.

   Taxable fixed-income revenues include realized and unrealized gains and losses on market making and trading primarily in U.S. Government and agencies obligations, mortgage and asset backed securities and corporate debt and preferred securities net of hedges in financial futures, options on financial futures and forward contracts.

   Municipal revenues include realized and unrealized gains and losses in market making and trading municipal and tax-exempt securities. Included in the category are gains and losses relating to the Company's municipal bond arbitrage operation which utilizes municipal bond index futures.

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

   Smith Barney's derivative contracts are generally short-term, with a weighted average maturity of approximately seven months at December 31, 1995 and three months at December 31, 1994. The notional or contractual amounts of these instruments do not represent the exposure to possible loss or future cash payments, but rather reflect the extent of the Company's involvement in these instruments. At December 31, Smith Barney had outstanding trading derivatives with notional values as follows:
                                Contract or              Contract or
                              Notional Amount          Notional Amount

                                    1995                     1994
                            --------------------      ------------------
   (millions)                 Purchase      Sell       Purchase     Sell
                              --------      ----       --------     ----
   "To be announced"
      mortgage-backed
      securities                $6,907    $7,479        $15,016  $15,747
   Forward and futures
      contracts:
        Foreign currency
          forwards               6,127     7,568          5,136    6,076
        Foreign currency
          futures                1,458        11            865        6
        Financial futures        2,889       493             50    2,661
        Interest rate and other      -       297              -        -
        Precious metals and
          other                    474       473            339      357
                                ------    ------         ------   ------
                               $17,855   $16,321        $21,406  $24,847
                                ======    ======         ======   ======


   (millions)                     Held   Written           Held  Written
                                  ----   -------           ----  -------
   Options:
     Foreign currency          $ 3,266   $ 3,502         $1,353   $1,340
     Exchange-traded             2,201        62             50    2,150
     Interest rate caps,
       floors and swaptions        550     1,197              -      725
     OTC debt and equity           210       207             34       22
                                ------    ------          -----    -----
                               $ 6,227   $ 4,968         $1,437   $4,237
                                ======    ======          =====    =====



   (millions)                  Open Contracts          Open Contracts
                               --------------          --------------
   Interest rate swaps                 $2,305                    $135
                                        =====                     ===



   "To be Announced" Mortgage-Backed Securities.  Smith Barney trades
   ---------------------------------------------
   mortgage-backed "to be announced" mortgage pools ("TBAs") to facilitate customer transactions and to hedge proprietary inventory positions. At December 31, 1995, over $5.7 billion and at December 31, 1994, over $13.2 billion each of purchase and sale positions represent offsetting purchases and sales of the same security, and over 95% of the contract values were for settlement within 60 days.

   Foreign Currency Contracts.  In its role as a market intermediary, Smith
   ----------------------------
   Barney acts as a principal in foreign currency forward and options contracts, primarily to facilitate customer transactions. These transactions expose the firm to foreign exchange rate risk, which is generally hedged by entering into foreign currency forward, futures and options contracts with inverse market risk profiles. At December 31, 1995 and 1994, approximately 83% and 87% respectively of the contract values of foreign currency derivative instruments were for settlement within 90 days, and related primarily to major European currencies and the Japanese yen. Written foreign currency options consist of $1.799 billion and $1.703 billion of put and call contracts, respectively at December 31, 1995 and $733 million and $607 million of put and call contracts, respectively, at December 31, 1994.

   Financial Futures and Options on Financial Futures Contracts.  Smith
   ------------------------------------------------------------
   Barney trades financial futures contracts and options on financial futures, primarily to hedge other proprietary inventory positions.

   Precious Metals Contracts.  Forward precious metals contracts are
   -------------------------
   entered into to facilitate customer transactions, and are transacted in the London Bullion Market, which is used globally for hedging and trading purposes. Smith Barney may use precious metals futures as hedges of its forward inventory to reduce market risk.

   Interest Rate Products.  Smith Barney enters into interest rate swaps,
   ----------------------
   caps, floors and swaptions as part of its proprietary trading strategy, which it hedges with financial futures and options on financial futures.

   Trading derivative instruments are carried at market value, primarily based on quoted market prices, with changes in market value reported in principal transactions revenues in the Statement of Income. The trading gains and losses on these derivative financial instruments, should not be viewed on an individual basis, but rather as a component of the Company's overall trading results, as these instruments are frequently hedges of, or hedged by, other on/off-balance sheet financial instruments.

   The fair value of Smith Barney's trading derivative instruments as recorded in the Statement of Financial Position and the average fair value for each year based on month-end balances are as follows:

                                   Fair Value          Average Fair Value
                                       at                   Year Ended
                                December 31, 1995      December 31, 1995
                                -----------------    --------------------
(millions)
                                Assets  Liabilities      Assets   Liabilities
                                ------  -----------      ------   -----------

"To be announced"
mortgage-backed                    $45         $38          $40      $39
  securities
Forward contracts:
  Foreign currency                 156         101          273      242
  Interest rate and other            7           -            3        1
  Precious metals                    5           5           12       12
Options:
  Foreign currency                  39          48           73       74
  Exchange-traded                    9           6           11       10
  Interest rate caps, floors
    and swaptions                   62          39           40       27
  OTC debt and equity               66          13           34       13
  Interest rate and other
    swaps                           37          90           34       59
                                  ----        ----         ----     ----
                                  $426        $340         $520     $477
                                   ===         ===          ===      ===



                                    Fair Value           Average Fair Value
                                        at                   Year Ended
                                December 31, 1994        December 31, 1994
                                -------------------      --------------------
(millions)
                                Assets  Liabilities      Assets   Liabilities
                                ------  -----------      ------   -----------

"To be announced"
mortgage-backed
  securities                     $29       $28             $54        $54
Forward contracts:
  Foreign currency                92        98              87         92
  Precious metals                  1         1               3          3
Options:
  Foreign currency                 5         8               7          8
  Exchange-traded                  2         6               1          1
  Interest rate caps, floors
    and swaptions                  -         5               -          5
                                   1         1               3          5
  OTC debt and equity              2         -               1          -
                                 ---       ---             ---        ---
Interest rate and other
swaps                           $132      $147            $156       $168
                                 ===       ===             ===        ===

   The fair values do not include receivables or payables related to exchange traded futures contracts. Futures contracts are settled in cash daily and therefore the receivable or payable is limited to one day's price move.

   End User Activity
   In the normal course of business the Company also employs certain derivative financial instruments as an end user to manage various risks. Fair values were determined by reference to quoted market prices or, for interest rate swaps, estimated based upon the payments either party would have to make to terminate the swap. The notional and fair values of end user derivatives were as follows:

   At December 31, 1995            Notional Value        Fair Value
  --------------------            --------------       -----------
   (millions)                      Open Contracts       Asset  Liability
                                  --------------       -----  ---------

   Interest rate swaps:
      Pay a fixed rate, receive a
        floating rate                  $511
      Pay a floating rate,
        receive a fixed rate             70
                                        ---
                                       $581              $ 3    $  3
                                        ===               ==     ===





                                  Purchase  Sell
                                  --------  ----

   Foreign currency forwards      $  56     $150         $ 4       5
   Financial futures                256       64           -       -
                                  -----    -----         ---     ---
                                   $312     $214         $ 4    $  5
                                   ====     ====          ==     ===


   At December 31, 1994            Notional Value        Fair Value
   --------------------            --------------        ----------
   (millions)                      Open Contracts       Asset  Liability
                                    --------------       -----  ---------
   Interest rate swaps:
     Pay a fixed rate, receive a
       floating rate                  $712
     Pay a floating rate,
       receive a fixed rate             70
                                       ---
                                      $782               $ 43    $  6
                                       ===                ===     ===



                                Purchase  Sell
                                --------  ----

   Foreign currency forwards        $47     $183           15       7
   Financial futures                 13        -            -       -
                                    ---     ----          ---     ---
                                    $60     $183         $ 15    $  7
                                     ==      ===          ===     ===

   Certain of the Company's subsidiaries employ swap contracts to manage interest rate risk related to variable rate obligations, limiting the Company's net exposure to interest rate movements to an acceptable level. Under these swaps the Company at December 31, 1995 and 1994 has fixed $475 million and $590 million of its short-term or variable rate obligations at an average rate of 5.21% and 5.94%, respectively. The swaps are accounted for as hedges of the related liabilities and unrealized gains and losses are not recorded in the Statement of Financial Position. Periodic receipts or payments are accrued as adjustments to expense. In addition, TIGI utilizes swaps to manage the differing interest rate and or currency risk profiles of its insurance liabilities and related fixed income investment portfolio. These swaps are marked to market and recorded as other assets with changes in value recorded as an adjustment to stockholders' equity where unrealized gains and losses on the related debt securities are recorded.

   TIGI employs forwards to hedge its exposure to foreign exchange rate risk related to the net investment in foreign branches and foreign currency denominated investments. These forwards are marked to market and recorded as other assets or liabilities in the Statement of Financial Position. Changes in value related to forwards hedging the net investment in foreign subsidiaries are recorded as an adjustment to stockholders' equity where related translation adjustments are recorded. Changes in value related to forwards hedging foreign investments in U.S. portfolios are recorded as other income where the related translation adjustments to the underlying investments are recorded and such amounts were not significant in 1995 or 1994.

   TIGI hedges expected cash flows related to certain customer deposits and investment maturities, redemptions and sales against adverse changes in market interest rates with financial futures contracts. These contracts are marked to market and recorded as other liabilities in the Statement of Financial Position. Realized gains or losses are recorded as an adjustment to the cost basis of the related asset when acquired.

20. Fair Value of Financial Instruments
    -----------------------------------

   The following table summarizes the fair value and carrying amount of the Company's financial instruments at December 31, 1995 and 1994. Contractholder funds amounts exclude certain insurance contracts not covered by FAS 107 "Disclosure About Fair Value of Financial Instruments." The fair value assumptions were based upon subjective estimates of market conditions and perceived risks of the financial instruments at a certain point in time as disclosed further in various Notes to the Consolidated Financial Statements. Disclosed fair values for financial instruments do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.


                                    1995                       1994
                          ---------------------------   ---------------------------
(millions)                Carrying Amount  Fair Value   Carrying Amount  Fair Value
                          ---------------  ----------   ---------------  ----------
Assets:
  Investments                $40,965    $40,976         $38,965           $38,937
  Securities borrowed or
    purchased under
    agreements to resell      19,601     19,601          25,655            25,655
  Trading securities owned     8,984      8,984           6,945             6,945
  Net consumer finance
    receivables                7,092      7,745           6,746             7,364
  Separate accounts
    with guaranteed
    returns                    1,527      1,591           1,483             1,379
  Derivatives:
    Trading                      426        426             132               132
    End user                       4          7              15                58
Liabilities:
  Long-term debt               9,190      9,478           7,075             6,867
  Securities loaned or
    sold under agreements to
    repurchase                20,619     20,619          22,083            22,083
  Trading securities
    sold not yet purchased     4,563      4,563           4,345             4,345
  Contractholder funds:
    With defined
      maturities               2,449      2,460           4,219             4,047
    Without defined
      maturities               9,282      9,016           9,159             8,875
  Separate accounts
    with guaranteed
    returns                    1,475      1,408           1,465             1,331
  Derivative
    Trading                      340        340             147               147
    End user                       5          8               7                13


21. Commitments
    -----------

   Financial Guarantees
   At December 31, 1995 and 1994 TIGI had outstanding financial guarantees of $1.730 billion and $2.236 billion, respectively, of which $1.603 billion and $2.086 billion, respectively, represented its participation in municipal bond guarantee pools. The bonds guaranteed are generally rated A or above and TIGI's participation has been reinsured.

   Credit Cards
   The Company provides bank and private label credit card services through CCC and its subsidiaries. These services are provided to individuals and to affinity groups nationwide. At December 31, 1995 and 1994 total credit lines available to credit cardholders were $5.870 billion and $5.423 billion, of which $870 million and $820 million were utilized, respectively.

   Other Commitments
   At December 31, 1995, and 1994 Smith Barney had borrowed securities having a market value of $451 million and $1.505 billion, respectively, against which it had pledged securities having a market value of $459 million and $1.589 billion, respectively. In addition, Smith Barney had obtained letters of credit aggregating $119 million and $192 million at December 31, 1995 and 1994, respectively, of which $112 million and $147 million, respectively, was used to satisfy various collateral and deposit requirements principally with clearing organizations.

   Smith Barney also trades certain fixed income securities on a "when-issued" basis, both to facilitate customer transactions and to hedge proprietary inventory positions. At December 31, 1995, Smith Barney had commitments to purchase $369 million and to sell $324 million of such securities when-issued. At December 31, 1994 Smith Barney had commitments to purchase $309 million and to sell $1.122 billion of such securities when-issued.

   Smith Barney has entered into purchase agreements with various municipal issuers, whereby Smith Barney has purchased securities for forward delivery. These securities have been sold to the public for the same forward delivery dates. The total value of these commitments at December 31, 1995 is $475 million.

   Smith Barney had outstanding commitments to underwrite variable rate municipal securities totaling $800 million and $853 million at December 31, 1995 and 1994, respectively; conditions of the offerings include bond insurance and liquidity support facilities.

   Smith Barney has entered into forward repurchase and forward reverse repurchase agreements totaling $1.2 billion and $625 million, respectively, at December 31, 1995. These commitments represent forward financing trades with agreed upon rates and principal.

   Smith Barney and its broker-dealer subsidiary have each provided a portion of a residual value guarantee in connection with the lease of the buildings occupied by Smith Barney's executive offices and New York operations. The amount of the guarantee is dependent upon the final build-out costs with a maximum of $605 million.

   TIGI makes unfunded commitments to partnerships and transfers receivables to third parties with recourse from time to time. The off-balance sheet risks of these financial instruments were not significant at December 31, 1995 or 1994.

22.  Contingencies
     -------------

   A subsidiary of the Company is in arbitration with certain underwriters at Lloyd's of London (Lloyd's) in New York state court to enforce reinsurance contracts with respect to recoveries for certain asbestos claims. The dispute involves the ability of old Travelers to aggregate asbestos claims under a market agreement between Lloyd's and old Travelers or under the applicable reinsurance treaties. The Company believes that the outcome of the arbitration is not likely to have a material adverse effect on its results of operations, financial condition or liquidity.

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

23. Selected Quarterly Financial Data (unaudited)
    ---------------------------------------------

                                                                1995                                   1994
                                    ---------------------------------------------------------------------------------------------
(In millions, except per             First    Second    Third    Fourth    Total      First    Second    Third    Fourth    Total
   share amounts)                   ---------------------------------------------------------------------------------------------
Total revenues                      $3,960    $4,172   $4,290    $4,161  $16,583     $3,855    $3,725   $3,850    $3,513  $14,943
Total expenses                       3,490     3,590    3,583     3,379   14,042      3,367     3,288    3,410     3,230   13,295
Gain (loss) on sales of stock of
  subsidiaries and affiliates            -         -        -       (20)     (20)         -         -        -       226      226
                                    ------    ------   ------    ------   ------     -------    ------   ------    ------  ------
Income from continuing operations
  before income taxes                  470       582      707       762    2,521        488       437     440        509    1,874
Provision for income taxes             165       205      251       272      893        181       151     148        237      717
                                    ------    ------   ------    ------   ------     -------    ------   ------    ------  ------
Income from continuing operations      305       377      456       490    1,628        307       286      292       272    1,157
Discontinued operations net of
   income taxes                         35        29       25       117      206         33        34       40        62      169
                                    ------    ------   ------    ------   ------     -------    ------   ------    ------  ------
Net income                          $  340    $  406   $  481    $  607  $ 1,834     $  340    $  320   $  332    $  334  $ 1,326
                                    ======    ======   ======    ======   ======     =======    ======   ======    ======  ======
Earnings per share of common stock:
  Continuing operations             $ 0.90    $ 1.12   $ 1.37    $ 1.47  $  4.86     $ 0.88    $ 0.82   $ 0.85    $ 0.79  $  3.34
  Discontinued operations             0.11      0.10     0.08      0.37     0.65       0.10      0.11     0.12      0.20     0.52
                                    ------    ------   ------    ------   ------     -------    ------   ------    ------  ------
  Net income                        $ 1.01    $ 1.22   $ 1.45    $ 1.84  $  5.51     $ 0.98    $ 0.93   $ 0.97    $ 0.99  $  3.86
                                    ======    ======   ======    ======   ======     =======    ======   ======    ======  ======

Common stock price
  High                             $39.875   $45.000  $53.375   $63.875  $63.875   $ 43.125   $ 37.125 $ 37.125  $ 35.000 $43.125
  Low                              $32.375   $37.875  $44.000   $48.875  $32.375   $ 34.375   $ 31.750 $ 31.000  $ 30.375 $30.375
  Close                            $38.625   $43.750  $53.125   $62.625  $62.625   $ 35.250   $ 32.250 $ 32.875  $ 32.375 $32.375

Dividends per share of
  common stock                     $  0.20   $  0.20  $  0.20   $  0.20  $  0.80   $ 0.125   $   0.150 $  0.150  $  0.150 $ 0.575


As more fully described in Note 3, all of the operations comprising Managed Care and Employee Benefits Operations (MCEBO), are presented as a discontinued operation and, accordingly, prior year amounts have been restated. Included in 1995 discontinued operations is an after-tax gain of $20 million from the sale in January of the Company's group life insurance business and an after-tax gain of $110 million (not including a contingency payment based on 1995 results which could be received by the Company in
1996) from the sale in October of the Company's interest in MetraHealth. Included in 1994 discontinued operations is an after-tax gain of $9 million from the sale in December of the group dental insurance business.

Fourth quarter 1994 gain on sales of stock of subsidiaries and affiliates included in continuing operations amounted to $79 million after-tax.
Fourth quarter 1994 results also include $88 million of after-tax portfolio losses.

Due to changes in the number of average shares outstanding, quarterly earnings per share of common stock do not add to the totals for the years.

                     Independent Auditors' Report

KPMG Peat Marwick LLP - LOGO



The Board of Directors and Stockholders
Travelers Group Inc.:

We have audited the accompanying consolidated statements of financial position of Travelers Group Inc. (formerly The Travelers Inc.) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Travelers Group Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for certain investments in debt and equity securities in 1994 and its methods of accounting for postretirement benefits other than pensions and accounting for postemployment benefits in 1993.


/s/ KPMG Peat Marwick LLP


New York, New York
January 16, 1996