Form 10-K405, Exhibit 13
period 1996-12-31
TRAVELERS GROUP INC
filed 1997-03-26
CIK 831001

Exhibit 13.01

                      Travelers Group Inc. and Subsidiaries
                  FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(In millions of dollars, except per share amounts)

                                                          1996           1995          1994          1993           1992
                                                       ----------     ----------    ----------    ----------     ----------
Year Ended December 31, (1)
---------------------------
Total revenues                                         $   21,345     $   16,583    $   14,943    $    6,797     $    5,125
                                                       ==========     ==========    ==========    ==========     ==========

Income from continuing operations                      $    2,300     $    1,628    $    1,157    $      951     $      756
Discontinued operations                                        31            206           169          --             --
Cumulative effect of accounting changes (2)                  --             --            --             (35)           (28)
                                                       ==========     ==========    ==========    ==========     ==========
Net income                                             $    2,331     $    1,834    $    1,326    $      916     $      728
                                                       ==========     ==========    ==========    ==========     ==========

Return on average common stockholders' equity (3)            19.9%          18.3%         15.6%         18.4%          20.6%

At December 31, (1)
-------------------
Total assets                                           $  151,067     $  113,916    $  114,641    $  101,290     $   24,151
Long-term debt                                         $   11,327     $    9,190    $    7,075    $    6,991     $    3,951
Redeemable preferred securities of subsidiary trusts   $    1,900           --            --            --             --
Stockholders' equity (4)                               $   13,085     $   11,710    $    8,640    $    9,326     $    4,229

Per common share data (5):
-------------------------
Income from continuing operations                      $     3.45     $     2.43    $     1.67    $     1.94     $     1.67
Discontinued operations                                      0.05           0.33          0.26          --             --
Cumulative effect of accounting changes                      --             --            --           (0.07)         (0.06)
                                                       ----------     ----------    ----------    ----------     ----------
Net income                                             $     3.50     $     2.76    $     1.93    $     1.87     $     1.61
                                                       ==========     ==========    ==========    ==========     ==========

Cash dividends per common share (5)                    $    0.450     $    0.400    $    0.288    $    0.245     $    0.181
Book value per common share (5)                        $    19.47     $    17.25    $    12.39    $    13.03     $     8.85
Book value per common share, excluding
  FAS No. 115 adjustment (4,5)                         $    18.73    $    16.06     $    14.47

Other data:
-----------
Average number of common shares
  and equivalents (millions) (5)                            638.8          634.8         644.0         475.6          445.6
Year-end common shares
  outstanding (millions) (5)                                637.6          632.5         633.0         654.2          444.0
Number of full-time employees                              56,200         47,600        52,000        60,000         16,000

(1) The results of Aetna P&C are included only from the date of acquisition, April 2, 1996. Results of operations prior to 1994 exclude the amounts of The Travelers Corporation (old Travelers), except that results for 1993 include the Company's equity in earnings relating to the 27% interest purchased in December 1992. Results of operations include the Shearson Businesses from July 31, 1993, the date of acquisition (see Note 2 of Notes to Consolidated Financial Statements). Data relating to financial position for 1992 exclude old Travelers and the Shearson Businesses.

(2) Cumulative effect of accounting changes in 1993 represent a change in accounting for postretirement benefits other than pensions and a change in accounting for postemployment benefits. Cumulative effect of accounting changes in 1992 represent a change in accounting for income taxes.

(3) The return on average common stockholders' equity is calculated using income before the cumulative effect of accounting changes after deducting preferred stock dividend requirements.

(4) Stockholders' equity at December 31, 1996 and 1995 reflects $469 million and $756 million, respectively, of net unrealized gains on investment securities and at December 31, 1994 reflects $1.3 billion of net unrealized losses on investment securities, pursuant to the adoption of FAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" in 1994.

(5) During 1996 the Company's Board of Directors declared stock splits payable in the form of stock dividends (three-for-two in January and four-for-three in October), which combined are the equivalent of a two-for-one stock split. Prior years' information has been restated to reflect the stock splits.

                      Travelers Group Inc. and Subsidiaries
           MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL CONDITION
                            and RESULTS of OPERATIONS

Consolidated Results of Operations

                                                                  Year Ended December 31,
                                                           ------------------------------------
(In millions, except per share amounts)                       1996         1995         1994
-----------------------------------------------------------------------------------------------
Revenues                                                   $   21,345   $   16,583   $   14,943
                                                           ==========   ==========   ==========

Income from continuing operations                          $    2,300   $    1,628   $    1,157
Income from discontinued operations                                31          206          169
                                                           ==========   ==========   ==========
Net income                                                 $    2,331   $    1,834   $    1,326
                                                           ==========   ==========   ==========

Earnings per share*:
  Continuing operations                                    $     3.45   $     2.43   $     1.67
  Discontinued operations                                        0.05         0.33         0.26
                                                           ==========   ==========   ==========
Net income                                                 $     3.50   $     2.76   $     1.93
                                                           ==========   ==========   ==========

Weighted average number of common shares outstanding and
  common stock equivalents*                                     638.8        634.8        644.0
===============================================================================================

* During 1996 the Company's Board of Directors declared a three-for-two stock split in January and a four-for-three stock split in October (both payable in the form of stock dividends), which combined are the equivalent of a two-for-one stock split. Prior years' information has been restated to reflect the stock splits.

Overview

Consolidated results of operations include the accounts of Travelers Group Inc.
(TRV) and its subsidiaries (collectively, the Company). As discussed in Note 2 of Notes to Consolidated Financial Statements, on April 2, 1996, Travelers Property Casualty Corp. (formerly Travelers/Aetna Property Casualty Corp.)
(TAP), an indirect majority-owned subsidiary of TRV, acquired the domestic property and casualty insurance subsidiaries of Aetna Services Inc. (formerly Aetna Life and Casualty Company) (Aetna P&C) for approximately $4.16 billion in cash. This acquisition was financed in part by the issuance by TAP of common stock resulting in a minority interest in TAP of approximately 18%. The acquisition was accounted for under the purchase method of accounting and, accordingly, the consolidated financial statements include the results of Aetna P&C's operations only from the date of acquisition. TAP also owns The Travelers Indemnity Company (Travelers Indemnity). Travelers Indemnity along with Aetna P&C, are the primary vehicles through which the Company engages in the property and casualty insurance business.

Results of Operations

Income from continuing operations for the year ended December 31, 1996 was $2.300 billion compared to $1.628 billion in 1995 and $1.157 billion in 1994. Included in income from continuing operations for the years ended December 31, 1996, 1995 and 1994 are net after-tax gains (losses) of $70 million, $74 million and $(4) million, respectively, as follows:

1996
----
o $346 million (after minority interest) charge for reserve adjustments and restructuring costs related to the acquisition of Aetna P&C;
o    $363 million gain from the sale of Class A Common Stock by TAP;
o $26 million net gain from the disposition of investment advisory affiliates; and
o $27 million (after minority interest) of reported investment portfolio gains.

1995
----
o    $13 million provision for loss on disposition of an affiliate; and
o    $87 million of reported investment portfolio gains.

1994
----
o    $79 million gain on the sales of subsidiaries and affiliates; and
o    $83 million of reported investment portfolio losses.

Excluding these items, income from continuing operations for 1996 increased $676 million to $2.230 billion, or 44%, over 1995, primarily reflecting improved performance at Smith Barney, the inclusion of the property and casualty business acquired from Aetna Services Inc. and increased earnings in the Life Insurance segment.

On the same basis, income from continuing operations for 1995 increased $393 million to $1.554 billion, or 34%, over 1994, reflecting improved performance at all operating units, particularly at Smith Barney.

The following discussion presents in more detail each segment's operating performance.

Investment Services

                                                                   Year Ended December 31,
                                       ------------------------------------------------------------------------------
                                                1996                        1995                        1994
                                       ------------------------------------------------------------------------------
                                                       Net                         Net                         Net
(millions)                             Revenues       Income       Revenues       Income       Revenues       Income
---------------------------------------------------------------------------------------------------------------------
Smith Barney (1)                       $  7,802      $    889      $  6,808      $    599      $  5,534      $    390
Mutual funds and asset management          --            --            --            --             156            32
---------------------------------------------------------------------------------------------------------------------
Total Investment Services              $  7,802      $    889      $  6,808      $    599      $  5,690      $    422
=====================================================================================================================

(1) Net income for 1994 includes a $21 million after-tax gain from the sale of the interest in HG Asia.

In 1994 mutual funds and asset management sub-segment included the limited partnership interest in RCM Capital Management, a California Limited Partnership
(RCM) and the operations of American Capital Management & Research, Inc. (American Capital) through its date of sale in December 1994. RCM is reported as part of Corporate and Other in 1995 and through its date of sale in 1996.

Smith Barney

Earnings for 1996 increased 48% to $889 million compared to $599 million in 1995. This increase is attributable to continued strength in the financial markets in 1996 as the Dow Jones Industrial Average reached record levels throughout the year as well as improved performance in most product categories. Return on equity reached 34.5% for 1996, up from 24.7% for 1995 and 16.4% for 1994 (excluding the $21 million gain on HG Asia) and continues to be among the highest of Smith Barney's industry peer group. Pre-tax profit margins increased to 23.2% for 1996 compared to 18.9% in 1995 and 13.5% in 1994. Excluding the $21 million gain in 1994, Smith

Barney's 1995 earnings increased 63% over 1994 reflecting an improved operating environment in the securities markets during 1995.

Smith Barney Revenues

                                                   Year Ended December 31,
--------------------------------------------------------------------------------
(millions)                                     1996          1995          1994
--------------------------------------------------------------------------------
Commissions                                 $  2,250      $  2,008      $  1,800
Asset management fees                          1,349         1,052           941
Investment banking                             1,148           847           680
Principal trading                                990         1,016           900
Interest income, net*                            419           377           329
Other income                                     139           134           114
--------------------------------------------------------------------------------
Net revenues*                               $  6,295      $  5,434      $  4,764
================================================================================

* Net of interest expense of $1,507 million, $1,374 million and $770 million in 1996, 1995 and 1994, respectively. Revenues included in the consolidated statement of income are before deductions for interest expense.

Revenues, net of interest expense, rose 16% to $6.295 billion for 1996 compared to $5.434 billion in 1995. Revenues, net of interest expense rose 14% in 1995 compared to $4.764 billion in 1994. Commission revenues increased 12% in 1996 to $2.250 billion, primarily as a result of higher activity in listed and over-the-counter securities, as well as increased insurance and annuity sales. Commission revenues increased by 12% to $2.008 billion in 1995 compared to $1.800 billion in 1994. The increase reflects higher activity in listed and over-the-counter securities and options markets, offset by declines in futures and mutual funds. Annualized retail gross production per Financial Consultant in 1996 rose 16% to $354,000. Smith Barney currently has approximately 10,400 registered Financial Consultants working out of 450 domestic retail offices.

Asset management fees rose 28% in 1996 to a record $1.349 billion, reflecting growth in money market funds, mutual funds, institutional managed accounts, retail WRAP accounts, and other fee-based businesses. Internally managed assets reached a record $111.8 billion at year-end 1996, up 16% from 1995. Asset management fees were $1.052 billion in 1995 compared to $941 million in 1994. At December 31, 1995, Smith Barney had internally managed assets of $96.2 billion, up from $78.0 billion at year-end 1994. The increase in asset management revenues in 1995 also reflects fees associated with bringing in-house all the administrative functions for proprietary mutual funds and money funds during the latter part of 1995.

Investment banking revenues increased 36% to $1.148 billion for 1996, reflecting strong volume in high grade debt, high yield and public finance underwritings. Investment banking revenues increased 25% to $847 million in 1995 compared to $680 million in 1994, reflecting strong volume in equity, unit trust, high yield and high grade corporate debt underwritings, as well as merger and acquisition fees.

Principal trading revenues during 1996 decreased 3% to $990 million for the year compared to the 1995 period, largely as a result of a decline in taxable fixed income trading revenues and was partially offset by gains in equity trading. Principal trading revenues increased 13% to $1.016 billion in 1995 compared to $900 million in 1994, with particularly strong results in equities and taxable fixed income offset by a decline in municipal trading revenues.

Net interest income reached $419 million in 1996, up 11% from the 1995 period. The increase is primarily due to increased margin lending to clients and increased taxable fixed income inventories. Net interest income was $377 million in 1995, up from $329 million in 1994, as a result of higher levels of interest-earning net assets.

Total expenses, excluding interest, increased 10% to $4.832 billion in 1996 as compared to $4.406 billion in 1995. This increase was primarily a result of higher production-related employee compensation and benefits expense which increased 10% to $3.522 billion in 1996 compared to $3.193 billion in 1995. Expenses other than interest and employee compensation and benefits were $1.310 billion in 1996 compared to $1.213 billion in 1995. The firm continues to focus on controlling fixed expenses, and currently has one of the industry's lowest ratios of non-compensation expense to net revenues, which stood at 20.8% for 1996. The number of non-production related employees decreased 3% during 1996. Total expenses, excluding interest, increased 7% to $4.406 billion in 1995 as compared to $4.118 billion in 1994. This increase was driven by higher production-related Financial Consultant compensation and other employee compensation and benefits expense, which increased 8% to $3.193 billion in the 1995 period, as compared to $2.953 billion in 1994. Expenses other than interest and employee compensation and benefits were $1.213 billion in the 1995 period compared to $1.165 billion in 1994. However, during 1995 the number of non-production employees and the level of fixed expenses continued the downward trend that began in the fourth quarter of 1994.

Assets Under Management

                                                             At December 31,
                                                         -----------------------
(billions)                                                 1996           1995
--------------------------------------------------------------------------------
Smith Barney                                             $  111.8       $   96.2
Travelers Life and Annuity (1)                               21.5           22.1
--------------------------------------------------------------------------------
Total Assets Under Management                            $  133.3       $  118.3
================================================================================

(1)  Part of the Life Insurance Services segment.

Asset Quality -- Smith Barney's assets at December 31, 1996 were approximately $51.2 billion, consisting primarily of highly liquid marketable securities and collateralized receivables. About 49% of these assets were related to collateralized financing transactions where U.S. Government and mortgage-backed securities are bought, borrowed, sold and lent in generally offsetting amounts. Another 24% represented inventories of securities primarily needed to meet customer demand. A significant portion of the remainder of the assets represented receivables from brokers, dealers and customers that relate to securities transactions in the process of being settled. The carrying values of the majority of Smith Barney's securities inventories are adjusted daily to reflect current prices. See Notes 1, 6, 7 and 8 of Notes to Consolidated Financial Statements for a further description of these assets. See Note 19 of Notes to Consolidated Financial Statements for a description of Smith Barney's activities in derivative financial instruments, which it uses primarily to facilitate customer transactions.

At December 31, 1996 Smith Barney's exposure to high-yield positions and "bridge" loans was not material. Smith Barney's assets to equity ratio at December 31, 1996 was 18.6 to 1 compared to 16.6 to 1 at December 31, 1995. Management believes this is a conservative leverage level and one that allows for the prospects for future growth.

Smith Barney's assets are financed through a number of sources including long and short-term credit facilities, the financing transactions described above and payables to brokers, dealers and customers.

Outlook -- Smith Barney's business is significantly affected by the levels of activity in the securities markets, which in turn are influenced by the level and trend of interest rates, the general state of the economy and the national and worldwide political environments, among other factors. An increasing interest rate environment could have an adverse impact on Smith Barney's businesses, including commissions (which are linked in part to the economic attractiveness of securities relative to time deposits) and investment banking (which is affected by the relative benefit to corporations and public entities of issuing public debt and/or equity versus other avenues for raising capital). A declining interest rate environment could favorably influence Smith Barney's business. Smith Barney's asset management business provides a more predictable and steady income stream than its other businesses. Smith Barney continues to maintain tight expense controls which management believes will help the firm weather periodic downturns in market conditions.

Consumer Finance Services

                                                          Year Ended December 31,
                               ------------------------------------------------------------------------------
                                        1996                        1995                        1994
-------------------------------------------------------------------------------------------------------------
                                               Net                         Net                         Net
 (millions)                    Revenues       Income       Revenues       Income       Revenues       Income
-------------------------------------------------------------------------------------------------------------
Consumer Finance Services      $  1,411      $    223      $  1,354      $    246      $  1,239      $    227
=============================================================================================================

Despite strong growth in receivables during the second half of 1996, net income in 1996 was lower than 1995, as expected, driven by a higher provision for loan losses reflecting industry trends associated with personal bankruptcies. Consumer finance receivables rose to $8.071 billion at December 31, 1996, a 12% increase from year-end 1995. This growth occurred primarily in real estate loan and personal loan products generated by Commercial Credit's branch office network and through Primerica Financial Services (PFS).

Consumer Finance net income in 1995 increased by 9% over 1994, primarily reflecting a 7% increase in average receivables outstanding highlighted by an 11% increase in personal loan average receivables outstanding, which is the highest margin product line.

While total interest margin increased from the 1995 period due to the increase in the portfolio, average net interest margin declined 15 basis points in 1996 to 8.64% from 8.79% in 1995, reflecting a decline to 15.24% from 15.64% in the average yield, partially offset by a decrease in cost of funds. The decline in average yield was due to the run-off of older, higher yielding real estate loans, growth in lower yielding higher quality first mortgage real estate loans and higher levels of non-accruing personal loans. The average yield on receivables outstanding was 15.41% in 1994, and average net interest margin was 8.76%.

Consumer Finance borrows from the corporate treasury operations of Commercial Credit Company (CCC), a major holding company subsidiary of TRV that raises funds externally. For fixed rate loan products, Consumer Finance is charged agreed-upon rates that generally have been set within a narrow range and approximated 7% in 1996, 1995 and 1994. For variable rate loan products, Consumer Finance is charged rates based on prevailing short-term rates. CCC's actual cost of funds may be higher or lower than rates charged to Consumer Finance, with the difference reflected in the Corporate and Other segment.

Delinquencies in excess of 60 days rose to 2.38% at December 31, 1996 compared to 2.14% at December 31, 1995, versus the historically low level of 1.88% in 1994. Correspondingly, the charge-off rate, which had been at record low levels in 1994, moved higher in 1996 and 1995 -- reaching 2.91% in 1996 and 2.28% in 1995 versus 2.08% in 1994. This increase in delinquencies and charge-offs reflects a continued high level of personal bankruptcies, a national trend that shows no indication of reversing itself.

The allowance for credit losses as a percentage of net outstandings was 2.97% at year-end 1996 compared to 2.66% at year-end 1995 and 2.64% at year-end 1994.

The total number of offices at year-end 1996 stood at 859, which includes the addition of 10 offices from the first quarter 1996 acquisition of Hawaii-based Servco Financial Corp. During the year the Company completed its conversion of 27 existing retail offices into $.M.A.R.T.-SM- Solution Centers -- devoted exclusively to servicing the segment's growing business of underwriting real estate loans for PFS.

                                                          As of, or for, the
                                                        Year Ended December 31,
                                                       -------------------------
                                                       1996      1995      1994
                                                       -------------------------
Allowance for credit losses as a %
  of net outstandings                                  2.97%     2.66%     2.64%

Charge-off rate for the year                           2.91%     2.28%     2.08%

60 + days past due on a contractual basis as a %
  of gross consumer finance receivables at year-end    2.38%     2.14%     1.88%

Insurance subsidiaries of the Company provide credit life, health and property insurance to Consumer Finance customers. Premiums earned were $155 million in 1996, $139 million in 1995 and $115 million in 1994. The increase in premiums year-over-year is the result of growth in receivables and expanded availability of certain products in additional states.

Asset Quality -- Consumer Finance assets totaled approximately $9.1 billion at December 31, 1996, of which $7.9 billion, or 87%, represented the net consumer finance receivables (including accrued interest and the allowance for credit losses). These receivables were predominantly residential real estate-secured loans and personal loans. Receivable quality depends on the likelihood of repayment. The Company seeks to reduce its risks by focusing on individual lending, making a greater number of smaller loans than would be practical in commercial markets, and maintaining disciplined control over the underwriting process. The Company has a geographically diverse portfolio as described in Note 9 of Notes to Consolidated Financial Statements. The Company believes that its loss reserves on the consumer finance receivables are appropriate given current circumstances. If the charge-off and delinquency rates continue to increase, the Company would anticipate increasing the loss reserves.

Of the remaining Consumer Finance assets, approximately $755 million were investments of insurance subsidiaries, including $629 million of fixed income securities and $69 million of short-term investments with a weighted average quality rating of A1.

Outlook -- The Consumer Finance results during 1996 continued to be influenced by a higher level of loan losses, as a result of a higher level of personal bankruptcies. Also, near-term earnings for Consumer Finance are expected to be affected by establishing reserves on new business and a higher level of expenses, as the Company implements additional investments in marketing, training and systems enhancements in order to capitalize on future growth opportunities. Consumer Finance is also affected by the interest rate environment and general economic conditions. Although the lower interest rate environment, should it continue, is not expected to have a material effect on Consumer Finance yields, it has resulted in modest downward pressure on interest rates charged on new receivables secured by real estate. For the Company overall, however, these trends would be offset by the lower costs of funds in such an environment. From time to time low interest rates combined with aggressive competitor pricing may increase the likelihood of prepayments of mortgages loans. This impact has been mitigated by a number of programs instituted by the Company including those designed to attract first mortgage business. Continued low interest rates could result in a reduction of the interest rates that CCC charges Consumer Finance on borrowed funds.

Life Insurance Services

                                                                 Year Ended December 31,
                                      ------------------------------------------------------------------------------
                                               1996                        1995                        1994
--------------------------------------------------------------------------------------------------------------------
                                                      Net                         Net                         Net
(millions)                            Revenues       Income       Revenues       Income       Revenues       Income
--------------------------------------------------------------------------------------------------------------------
Travelers Life and Annuity (1)        $  2,339      $    371      $  2,502      $    330      $  2,198      $    211
Primerica Financial Services (2)         1,426           282         1,356           251         1,290           210
--------------------------------------------------------------------------------------------------------------------
Total Life Insurance Services         $  3,765      $    653      $  3,858      $    581      $  3,488      $    421
====================================================================================================================

(1) Net income includes $11 million, $48 million and $1 million of reported investment portfolio gains in 1996, 1995 and 1994, respectively.

(2) Net income includes $9 million, $20 million and $7 million of reported investment portfolio gains in 1996, 1995 and 1994, respectively, and in 1996 a portion of the gain ($4 million) from the disposition of RCM.

Travelers Life and Annuity

Travelers Life and Annuity consists of annuity, life and health products marketed by The Travelers Insurance Company (TIC) under the Travelers name and the individual accident and health operations of Transport Life (through September 29, 1995 -- the date of spin-off). Among the range of products offered are individual universal and term life and long-term care insurance, payout annuities and fixed and variable deferred annuities to individuals and small businesses and group pension deposit products, including guaranteed investment contracts and annuities for employer-sponsored retirement and savings plans. These products are primarily marketed through The Copeland Companies (Copeland), an indirect wholly owned subsidiary of TIC, Smith Barney Financial Consultants and a core group of approximately 500 independent agencies. The majority of the annuity business and a substantial portion of the life business written by Travelers Life and Annuity is accounted for as investment contracts, with the result that the premium deposits collected are not included in revenues.

Earnings before portfolio gains increased 28% to $360 million in 1996, compared to $282 million in 1995 and 34% from 1995 to 1994. Improved earnings during 1996 were largely driven by strong investment income, reflecting repositioning of the investment portfolio over the past year. In addition, earnings benefited from the reinvestment of the proceeds from the sale of the Company's interest in MetraHealth in the 1995 fourth quarter, partially offset by the loss of earnings from Transport Life, which was spun off to TRV stockholders in September 1995. Also offsetting this increase were higher expenses, a portion of which relates to higher corporate expense allocations of amounts previously absorbed in other segments. Earnings growth attributable to strong sales of recently introduced products -- including less capital-intensive variable life insurance and annuities -- was partially offset by the gradual decline in the amount of higher margin business written several years ago.

Improved sales through Copeland, Smith Barney Financial Consultants, and a nationwide network of independent agents, reflect the ongoing effort to build market share by strengthening relationships in key distribution channels. Future sales should also benefit from Standard & Poor's recently announced upgrading of The Travelers Insurance Company's claims paying ability to AA- ("Excellent").

Deferred annuity policyholder account balances and benefit reserves grew to $13.2 billion at year-end 1996, up from $11.3 billion at year-end 1995 and $9.5 billion at year-end 1994. Net written premiums and deposits, which benefited in 1996 from a continuation of the strong fourth quarter 1995 Smith Barney marketing initiative, were $1.991 billion in 1996 compared to $1.649 billion in 1995 and $1.262 billion in 1994 (excluding Transport Life).

Payout and group annuity account balances and reserves declined to $10.9 billion at year-end 1996, compared to $12.0 billion at year-end 1995 and $13.6 billion at year-end 1994, reflecting run-off of low margin guaranteed investment contracts written in prior years. Net written premiums and deposits (excluding those of affiliates) rose to $1.201 billion in 1996 from $1.085 billion in 1995 and $818 million in 1994.

Net written premiums and deposits for individual life insurance rose 17% in 1996 to $291.4 million from $249.3 million in 1995 and $282 million in 1994 (excluding Transport Life, which was spun off in September 1995). Life insurance in force was $50.4 billion at December 31, 1996, up from $49.2 billion at year-end 1995 and $48.4 billion at year-end 1994 (excluding Transport Life).

Net written premiums for the growing Long Term Care insurance line reached $127.7 million for 1996 compared to $88.2 million in 1995 and $61.3 million in 1994.

Outlook -- Travelers Life and Annuity should benefit from growth in the aging population who are becoming more focused on the need to accumulate adequate savings for retirement, to protect these savings and to plan for the transfer of wealth to the next generation. Travelers Life and Annuity is well-positioned to take advantage of the favorable long-term demographic trends through its strong financial position, widespread brand name recognition and broad array of competitive life, annuity and long-term care insurance products sold through the three established distribution channels.

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

Primerica Financial Services

Earnings before portfolio gains and the gain on disposition of RCM increased 16% over 1995 and 14% from 1995 to 1994. This growth reflects higher sales of mutual funds and consumer loans as well as continued growth in life insurance in force and improving life insurance margins.

New term life insurance sales were $52.0 billion in face amount for 1996, compared to $53.0 billion in 1995, and $57.4 billion in 1994. The number of policies issued was 247,600 in 1996, compared to 266,600 in 1995, and 299,400 in 1994, consistent with the industry-wide downturn in new life insurance sales for these periods. During this time, PFS has focused upon the strategic expansion of its business beyond life insurance and now offers a greater variety of financial products and services, delivered through its sales force. Life insurance in force at year-end 1996 reached $359.9 billion, up from $348.2 billion at year-end 1995 and $335.0 billion at year-end 1994, and continued to reflect good policy persistency.

PFS has traditionally offered mutual funds to customers as a means to invest the relative savings realized through the purchase of term life insurance as compared to traditional whole life insurance. Sales of mutual funds were $2.327 billion in 1996 compared to $1.551 billion in 1995 and $1.622 billion in 1994. Approximately 37% of initial U.S. sales in 1996 were from the Smith Barney products, predominantly the Concert Series-SM- which PFS first introduced to its market in March 1996. Loan receivables from the $.M.A.R.T. (real-estate loans) and $.A.F.E. (personal loans) products of Consumer Finance, which are reflected in the assets of Consumer Finance, continued to advance during the year and were $1.524 billion at December 31, 1996 compared to $1.258 billion at December 31, 1995, and $1.107 billion at December 31, 1994. PFS's Secure property and casualty insurance product (automobile and homeowners insurance) -- issued through Travelers Property Casualty Corp. -- continues to experience healthy growth in applications and policies and currently has been introduced in 37 states. More than 6,300 agents are licensed to sell this product.

Outlook -- Over the last few years, programs including sales and product training were begun that are designed to maintain high compliance standards, increase the number of producing agents and customer contacts and, ultimately, increase production levels. Additionally, increased effort has been made to provide all PFS customers full access to all PFS marketed lines. Insurance in force is continuing to grow and the number of producing agents is stable. A continuation of these trends could positively influence future operations. PFS continues to expand cross-selling with other Company subsidiaries of products such as loans, mutual funds and, most recently, property and casualty insurance (automobile and homeowners).

Property & Casualty Insurance Services

                                                                     Year Ended December 31,
                                      ----------------------------------------------------------------------------------
                                                   1996                        1995                        1994
------------------------------------------------------------------------------------------------------------------------
                                                          Net                          Net                         Net
(millions)                               Revenues       Income        Revenues       Income       Revenues       Income
------------------------------------------------------------------------------------------------------------------------
Commercial Lines (1)                     $  5,528      $    215       $  3,063      $    343      $  3,058      $    146
Personal Lines (2)                          2,685           281          1,482           110         1,480           103
Financing Costs and Other                      11           (87)          --            --            --            --
  Minority Interest                          --             (47)          --            --            --            --
------------------------------------------------------------------------------------------------------------------------
Total Property & Casualty Insurance
  Services                               $  8,224      $    362       $  4,545      $    453      $  4,538      $    249
========================================================================================================================

(1) Net income includes $21 million and $36 million of reported investment portfolio gains in 1996 and 1995, respectively, and $73 million of reported investment portfolio losses in 1994 and $453 million of charges in 1996 related to the acquisition of Aetna P&C.

(2) Net income includes $5 million of reported investment portfolio losses in 1996, $6 million of reported investment portfolio gains in 1995 and $18 million of reported investment portfolio losses in 1994. 1996 also benefits from $31 million of adjustments related to the acquisition of Aetna P&C. 1994 also includes a $19 million gain from the sale of Bankers and Shippers Insurance Company.

Segment earnings include the property and casualty operations of Aetna P&C for periods subsequent to April 2, 1996. Certain production statistics related to Aetna P&C operations are provided for comparative purposes for periods prior to April 2, 1996 and are not reflected in such prior period revenues or operating results.

As previously indicated, TAP incurred charges during 1996 related to the acquisition and integration of Aetna P&C. These charges resulted primarily from anticipated costs of the merger and the application of Travelers strategies, policies and practices to Aetna P&C reserves. The charges include:

     o $229.1 million after tax and minority interest ($430 million before tax and minority interest) in reserve increases, net of reinsurance, related primarily to cumulative injury claims other than asbestos (CIOTA);

     o $98.6 million after tax and minority interest ($185 million before tax and minority interest) in provisions for reinsurance recoverable and other receivables; and

     o $18.7 million after tax and minority interest ($35 million before tax and minority interest) provision for lease and severance costs of Travelers Indemnity related to the restructuring plan for the merger.

Commercial Lines

Earnings before portfolio gains/losses and acquisition-related charges increased 111% to $647 million in 1996 from $307 million in 1995, primarily reflecting income from the acquisition of Aetna P&C, the emerging benefits of expense reduction initiatives associated with the integration of the two companies and strong investment income. Earnings before portfolio gains/losses increased 40% to $307 million in 1995 compared to $219 million in 1994. The improvement relative to 1994 primarily resulted from an increase in net investment income and improved loss trends in the workers' compensation line.

Commercial Lines net written premiums were $4.084 billion in 1996 (excluding a one-time adjustment associated with a reinsurance transaction) compared to $2.309 billion in 1995 and $2.391 billion in 1994. Premium equivalents for 1996 were $2.596 billion compared to $2.821 billion in 1995 and $2.990 billion in 1994. Premium equivalents, which are associated largely with National Accounts, represent estimates of premiums that customers would have been charged under a fully insured arrangement and do not represent actual premium revenues.

On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Commercial Lines net written premiums for 1996 totaled $4.690 billion, compared to $5.144 billion for 1995 and $5.481 billion in 1994. These decreases reflect the highly competitive marketplace and the Company's selective underwriting. On the same combined total basis, premium equivalents for 1996 totaled $2.712 billion, compared to $3.458 billion in 1995. The decrease in premium equivalents reflects a depopulation of involuntary pools as the loss experience of workers' compensation improves and insureds move to voluntary markets, the Company's selective renewal activity to address the competitive pricing environment and its continued success in lowering workers' compensation losses of customers. Premium equivalents of $2.990 billion for 1994 does not include Aetna P&C. (Historically, Aetna P&C did not track premium equivalents and such amounts are not available for 1994).

A significant component of Commercial Lines is National Accounts, which works with national brokers and regional agents providing insurance coverages and services, primarily workers' compensation, mainly to large corporations. National Accounts also includes the alternative market business which covers primarily workers' compensation products and services. National Accounts' net written premiums for 1996 (excluding a one-time adjustment associated with a reinsurance transaction) were $803 million compared to $703 million in 1995 and $835 million in 1994. The 1996 increase reflects the acquisition of Aetna P&C, partially offset by the Company's selective renewal activity and the highly competitive marketplace. The 1995 decline reflects selective renewal activity in response to the competitive pricing environment and the highly competitive marketplace. National Account premium equivalents were $2.526 billion in 1996 compared to $2.779 billion in 1995 and $2.959 billion in 1994. The decrease in premium equivalents in 1996 and 1995 reflects a depopulation of involuntary pools as the loss experience of workers' compensation improves and insureds move to voluntary markets, the Company's selective renewal activity in response to the competitive pricing environment and its continued success in lowering workers' compensation losses of customers.

On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), National Accounts net written premiums of $874 million in 1996 decreased $318 million from 1995. Net written premiums of $1.192 billion in 1995 decreased $312 million from 1994. The 1996 and 1995 decreases reflect the Company's selective renewal activity and the highly competitive marketplace. On the same combined total basis, National Accounts premium equivalents of $2.625 billion for 1996 were $733 million below 1995. The decrease in premium equivalents in 1996 reflects a depopulation of involuntary pools as the loss experience of workers' compensation improves and insureds move to voluntary markets, the Company's selective renewal activity to address the competitive pricing environment and its continued success in lowering workers' compensation losses of customers.

For 1996 National Accounts new business, including both premiums and premium equivalents, was $389 million compared to $444 million in 1995 and $325 million in 1994. This decrease, despite the Aetna acquisition, is due to the highly competitive marketplace. The National Accounts business retention ratio dropped to 82% in 1996 from 84% in 1995 and 88% in 1994. The new business and retention ratio declines in 1996 reflect the Company's selective renewal activity and the highly competitive marketplace.

Commercial Accounts serves mid-sized businesses through a network of independent agents and brokers. Commercial Accounts' net written premiums were $1.485 billion in 1996 compared to $730 million in 1995 and $791 million in 1994. The increase in 1996 compared to 1995 reflects the acquisition of Aetna P&C, marginally offset by the highly competitive market, where Commercial Accounts has continued to be more selective in renewal activity. Programs designed to leverage underwriting experience in specific industries have demonstrated continued growth. Commercial Accounts premium equivalents were $69 million in 1996 compared to $41 million in 1995 and $31 million in 1994.

On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Commercial Accounts net written premiums of $1.725 billion for 1996 were $137 million below 1995 premium levels, which were $266 million below 1994 premium levels. The decrease in 1996 and 1995 in net written premiums is due to the highly competitive marketplace, the Company's selective underwriting and the continued softness in guaranteed cost products. The decrease in 1995 compared to 1994 in net written premiums was partly offset by the continued growth in Commercial Accounts' industry-specific programs and in retrospectively rated policies and other loss-responsive products. On the same combined total basis, Commercial Accounts premium equivalents of $87 million in 1996 were $13 million below 1995 due to the competitive marketplace.

During 1996, new business in Commercial Accounts was $360 million compared to $269 million in 1995 and $207 million in 1994. The 1996 increase in new businesses is due to the acquisition of Aetna P&C. The Commercial Accounts business retention ratio was 72% in 1996 compared to 73% in 1995 and 79% in 1994. These retention ratios reflect Commercial Accounts selective underwriting policy. Commercial Accounts continues to focus on industry specific programs which meet strict underwriting guidelines.

Select Accounts serves small businesses through a network of independent agents. Select Accounts net written premiums were $1.191 billion in 1996 compared to $542 million in 1995 and $466 million in 1994. The increase in 1996 reflects the acquisition of Aetna P&C.

On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Select Accounts net written premiums of $1.412 billion for 1996 were $54 million lower than 1995. This decrease reflects the highly competitive marketplace and the Company's selective underwriting. Select Accounts net written premiums of $1.466 billion for 1995 were $173 million above 1994 premium levels, due primarily to an increase in new business.

New premium business in Select Accounts was $276 million in 1996 compared to $131 million in 1995 and $112 million in 1994. The 1996 increase in new premium business is due to the acquisition of Aetna P&C. The Select Accounts business retention ratio was 78% in 1996 compared to 75% in 1995 and 73% in 1994. The increase in the 1996 business retention ratio reflects the industry and product line expertise of the combined company.

Specialty Accounts markets products to national, midsize and small customers and distributes them through both wholesale brokers and retail agents and brokers throughout the United States. Specialty Accounts net written premiums were $605 million in 1996 compared to $334 million in 1995 and $299 million in 1994. The growth in 1996 is primarily attributable to the acquisition of the Aetna P&C Bond business, the net written premiums of which were $210 million since the date of acquisition.

On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Specialty Accounts net written premiums for 1996 were $679 million compared to $624 million in 1995, and was $556 million in 1994. The 1996 increase compared to 1995 is due to increases in directors' and officers' liability insurance and errors and omissions coverages.

Catastrophe losses, net of tax and reinsurance, were $31 million in 1996 compared to $7 million in 1995 and $30 million in 1994. Catastrophe losses in 1996 were primarily due to Hurricane Fran and December storms on the West Coast. The 1994 catastrophe losses were due to winter storms in the first quarter of 1994.

The statutory combined ratio for Commercial Lines for 1996 was 128.1% compared to 105.0% in 1995 and 124.7% in 1994. The GAAP combined ratio for Commercial Lines for 1996 was 125.4% compared to 102.2% in 1995 and 107.9% in 1994.

GAAP combined ratios for Commercial Lines differ from statutory combined ratios primarily due to differences in reporting of revenues and expenses related to service business, including servicing of residual market pools and deductible policies. In addition, in 1996, GAAP combined ratios for Commercial Lines differ from statutory combined ratios due to certain purchase accounting adjustments recorded in connection with the Aetna P&C acquisition resulting in a charge to statutory expenses, but not GAAP expenses.

The increase in the 1996 statutory and GAAP combined ratios for Commercial Lines compared to 1995 was primarily attributable to the charges taken in 1996 related to the acquisition and integration of Aetna P&C. Excluding these amounts, the statutory and GAAP combined ratios before policyholder dividends for 1996 would have been 109.3% and 109.6%, respectively. The increase in the 1996 statutory and GAAP combined ratios excluding acquisition-related charges compared to the 1995 statutory and GAAP combined ratios is primarily due to the inclusion in 1996 of Aetna P&C's results. Aetna P&C historically has had a higher underwriting expense ratio, partially offset by a lower loss and LAE ratio, that reflects the mix of business including the favorable effect of the lower loss and LAE ratio of the Bond business. The 1994 statutory combined ratio includes a statutory charge of $225 million for reserve increases for environmental claims and for a reduction of ceded reinsurance balances. Excluding this charge, the statutory combined ratio for 1994 was 114.2%. The improvement in the 1995 combined ratios compared to the adjusted 1994 combined ratios was due to the first quarter 1994 catastrophe losses and favorable loss development in certain workers' compensation lines and residual markets in 1995.

Personal Lines

Earnings before portfolio gains/losses and acquisition-related adjustments increased 145% to $255 million in 1996 from $104 million in 1995, primarily reflecting the post-acquisition results of operations of Aetna P&C, approximately $70 million of favorable prior year loss development in personal automobile bodily injury lines, the continued benefit of expense reduction initiatives and higher net investment income. Earnings before portfolio gains/losses were $104 million in 1995 compared to $102 million in 1994. Expense reduction initiatives and higher net investment income contributed to the increase in earnings in 1995 relative to 1994, largely offset by benefits from favorable prior year loss reserve development in 1994 in the personal automobile line of business. In addition, 1994 benefited from a one-time contribution of $9 million from the favorable resolution of the New Jersey Market Transition Facility (MTF) deficit as well as earnings from Bankers and Shippers Insurance Company (Bankers and Shippers) which was sold in October 1994.

Net written premiums for 1996 were $2.359 billion, compared to $1.298 billion in 1995 and $1.433 billion in 1994. The 1996 increase compared to 1995 primarily reflects the acquisition of Aetna P&C and, to a lesser extent, growth in target markets, partially offset by reductions due to catastrophe management strategies. The 1995 decline of $135 million compared to 1994 was attributable to the sale of Bankers and Shippers in October 1994. Excluding Bankers and Shippers business, net written premiums for 1995 were up approximately 8% from 1994, reflecting reduced reinsurance ceded and targeted growth in sales through independent agents.

On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Personal Lines net written premiums for 1996 totaled $2.675 billion, up $132 million from $2.543 billion in 1995. This increase on a combined basis reflects continued growth in targeted automobile and homeowners markets, partially offset by reductions due to catastrophe management strategies.

Catastrophe losses, net of taxes and reinsurance, were $58 million in 1996 compared to $12 million in 1995 and $26 million in 1994. Catastrophe losses in 1996 were primarily due to Hurricane Fran, as well as severe first quarter winter storms and second quarter hail and wind storms. Catastrophe losses in 1994 were primarily due to the severe winter storms in the Northeast during the first quarter.

The statutory combined ratio for Personal Lines in 1996 was 97.6% compared to 104.4% in 1995 and 100.4% in 1994. The GAAP combined ratio for Personal Lines in 1996 was 94.9% compared to 103.6% in 1995 and 100.5% in 1994.

In 1996, GAAP combined ratios for Personal Lines differ from statutory combined ratios primarily due to certain purchase accounting adjustments recorded in connection with the Aetna P&C acquisition resulting in a charge to statutory expenses, but not GAAP expenses.

The 1996 statutory and GAAP combined ratios for Personal Lines include a benefit resulting from the Company's review of reserves associated with the acquisition of Aetna P&C. Excluding this item, the 1996 statutory and GAAP combined ratios were 100.1% and 97.4%, respectively. The decrease in the 1996 statutory and GAAP combined ratios excluding this item is predominantly due to the favorable prior year loss development, primarily in the automobile bodily injury line, partially offset by higher catastrophe losses. The lower ratio in 1994 compared to 1995 was primarily due to the benefit of favorable loss reserve development and the favorable resolution of the MTF deficit in 1994.

Financing Costs and Other

The primary component for 1996 was interest expense of $77 million after tax, reflecting financing costs associated with the acquisition of Aetna P&C.

Outlook -- Property & Casualty

A variety of factors continue to affect the property and casualty insurance market and the Company's core business outlook, including the competitive pressures affecting pricing and profitability, inflation in the cost of medical care, litigation and losses from involuntary markets.

Commercial Lines will continue to focus on its core product lines and markets, with particular emphasis on both product and industry specialization. This includes specific industry program marketing efforts in Commercial Accounts and product offerings in Specialty Accounts. In most of Commercial Lines, pricing did not improve in 1996. For Commercial Accounts and Select Accounts, the soft underwriting cycle continues to pressure the pricing of guaranteed cost products, as pricing trends have not kept pace with loss cost inflation in recent years. The Company's focus is to retain existing profitable business and obtain new accounts where it can maintain its selective underwriting policy. National Accounts premiums are primarily loss sensitive and therefore less affected by these pricing pressures. The market for National Accounts guaranteed cost products is very competitive and has resulted in a decline in the Company's new business. The Company will continue to adhere to strict guidelines to maintain high quality underwriting. The Company's adherence to its selective underwriting criteria has had an adverse effect on premium levels during the last two years and, if the competitive pressures on pricing do not improve in 1997, it may continue to affect future premium levels unfavorably. The Company believes that the competitive pricing environment for Commercial Lines is not likely to improve in 1997.

Personal Lines strategy includes the control of operating expenses to improve competitiveness and profitability, growth in sales through independent agents in target markets, expansion of alternative marketing channels to broaden the distribution of Personal Lines products, and a reduction of exposure to catastrophe losses. In order to reduce its exposure to catastrophe losses, the Company has limited the writing of new homeowners business and selectively non-renewed existing homeowners business in certain markets, tightened underwriting standards and implemented price increases in certain hurricane-prone areas, subject to restrictions imposed by insurance regulatory authorities, and introduced new policy forms in certain markets to limit the Company's exposure to earthquake losses.

The property and casualty insurance industry in the United States continues to consolidate. The Company's strategic objectives are to enhance its position as a consistently profitable market leader and to become a low-cost provider of property and casualty insurance in the United States, as the industry consolidates.

In relation to the Company's objective of being a low-cost provider of property and casualty insurance, cost reductions and enhanced productivity efforts are expected to continue. These efforts include reducing overhead expenses, integrating Aetna P&C to make it more consistent with the decentralized, streamlined structure of the Company, and eliminating redundant expenses between the two companies. The Company is approximately two-thirds of the way toward its objective of achieving $300 million in annual cost savings in the first two years after the Aetna P&C acquisition.

Environmental Claims

The Company continues to receive claims alleging liability exposures arising out of insureds' alleged disposition of toxic substances. These claims when submitted rarely indicate the monetary amount being sought by the claimant from the insured and the Company does not keep track of the monetary amount being sought in those few claims which indicated such a monetary amount. The Company's review and investigation of such claims includes an assessment of the probable liability, available coverage, judicial interpretations and historical value of similar claims. In addition, the unique facts presented in each claim are evaluated individually and collectively. Due consideration is given to the many variables presented in each claim, such as: the nature of the alleged activities of the insured at each site; the allegations of environmental damage at each site; the number of sites; the total number of potentially responsible parties at each site; the nature of environmental harm and the corresponding remedy at a site; the nature of government enforcement activities at each site; the ownership and general use of each site; the overall nature of the insurance relationship between the Company and the insured; the identification of other insurers; the potential coverage available, if any; the number of years of coverage, if any; the obligation to provide a defense to insureds, if any; and the applicable law in each jurisdiction.

The Company's reserves for environmental claims are not established on a claim-by-claim basis. An aggregate bulk reserve is carried for all of the Company's environmental claims that are in the dispute process until the dispute is resolved. This bulk reserve is established and adjusted based upon the aggregate volume of in-process environmental claims and the Company's experience in resolving such claims. At December 31, 1996, approximately 12% of the net environmental loss reserve (i.e., approximately $146 million) consists of case reserve for resolved claims. The balance, approximately 88% of the net aggregate reserve (i.e. approximately $1.096 billion), is carried in a bulk reserve and includes incurred but not yet reported environmental claims for which the Company has not received any specific claims.

The following table displays activity for environmental losses and loss expenses and reserves for the three years ended December 31, 1996.

Environmental Losses
(millions)                                 1996           1995           1994
                                         --------       --------       --------
Beginning reserves:
      Direct                             $    454       $    482       $    504
      Ceded                                   (50)           (11)           (13)
                                         --------       --------       --------
      Net                                     404            471            491

Acquisition of Aetna P&C:
      Direct                                  968           --             --
      Ceded                                   (39)          --             --

Incurred losses and loss expenses:
      Direct                                  114            117             54
      Ceded                                   (52)           (61)            (5)

Losses paid:
      Direct                                  167            145             76
      Ceded                                   (14)           (22)            (7)
                                         --------       --------       --------

Ending reserves:
      Direct                                1,369            454            482
      Ceded                                  (127)           (50)           (11)
                                         ========       ========       ========
      Net                                $  1,242       $    404       $    471
                                         ========       ========       ========

The duration of the Company's investigation and review of such claims and the extent of time necessary to determine an appropriate estimate, if any, of the value of the claim to the Company, varies significantly and is dependent upon a number of factors. These factors include, but are not limited to, the cooperation of the insured in providing claim information, the pace of underlying litigation or claim processes, the pace of coverage litigation between the insured and the Company and the willingness of the insured and the Company to negotiate, if appropriate, a resolution of any dispute between them pertaining to such claims. Since the foregoing factors vary from claim to claim and insured by insured, the Company cannot provide a meaningful average of the duration of an environmental claim. However, based upon the Company's experience in resolving such claims, the duration may vary from months to several years.

The industry does not have a standard method of calculating claim activity for environmental losses. Generally for environmental claims, Travelers Indemnity and its subsidiaries (Travelers P&C) establishes a claim file for each insured on a per site, per claimant basis. If there is more than one claimant such as a federal and a state agency, this method will result in two claims being set up for a policyholder at that one site. Similarly, if one hundred claimants file a lawsuit against ten policyholders alleging injury as a result of the discharge of wastes or pollutants, one thousand claims would be established. Travelers P&C adheres to this method of calculating claim activity on all environmental-related claims, whether such claims are tendered on primary, excess or umbrella policies.

As of December 31, 1996, Travelers P&C had approximately 30,800 pending environmental-related claims tendered by 664 active policyholders. The pending environmental-related claims represent federal or state EPA-type claims as well as plaintiffs' claims alleging bodily injury and property damage due to the discharge of waste or pollutants. In 1996, the pending inventory increased by approximately 20,000 claims as a result of several lawsuits being filed in the states of Louisiana and Texas. These lawsuits filed against one or more policyholders of Travelers P&C allege that the plaintiffs were injured or damaged as a result of either alleged waste disposal or the alleged release of deleterious substances from ongoing business operations, which have taken place near the plaintiffs' residences. Claims of this nature have historically been considered in the level of environmental reserves. To date, in total Travelers P&C has resolved environmental-related claims on behalf of 1,628 policyholders.

The Company is preparing a claims system conversion which when completed will apply Travelers P&C's method of establishing claim files to Aetna P&C's environmental-related claims. The Company anticipates that this process should be completed in 1997. As of December 31, 1996, Aetna P&C had pending environmental-related claims tendered by approximately 948 active policyholders. Approximately 129 of these 948 active policyholders are also included in the 664 active Travelers P&C policyholders. Aetna P&C's policyholders, like those of Travelers P&C, have tendered both EPA-type claims and individual claims alleging injury or damage as a result of the discharge of wastes or pollutants. To date, Aetna P&C has resolved environmental-related claims on behalf of 1,870 policyholders.

To date, the Company generally has been successful in resolving its coverage litigation and continues to reduce its potential exposure through favorable settlements with certain insureds. These settlement agreements with certain insureds are based on the variables presented in each piece of coverage litigation. Generally the settlement dollars paid in disputed coverage claims are a percentage of the total coverage sought by such insureds. In addition, with respect to settlement of many of the environmental claims, the agreement between the Company and the insured extinguishes any obligation the Company may have under any policy issued to the insured for future environmental liabilities risks. This form of settlement is commonly referred to as a "buy-back" of policies for future environmental liability risks. Additional provisions of these agreements include the appropriate indemnities and hold harmless provisions to protect the Company. The Company's general purpose in executing such agreements is to reduce its potential environmental exposure and eliminate both the risks presented by coverage litigation with the insured and the cost of such litigation.

Asbestos Claims

In the area of asbestos claims, the Company believes that the property and casualty insurance industry has suffered from judicial interpretations that have attempted to maximize insurance availability from both a coverage and liability standpoint far beyond the intent of the contracting parties. These policies generally were issued prior to the 1980s. The Company continues to receive asbestos claims alleging insureds' liability from claimants' asbestos-related injuries. These claims, when submitted, rarely indicate the monetary amount being sought by the claimant from the insured and the Company does not keep track of the monetary amount being sought in those few claims which indicated such a monetary amount. Originally the cases involved mainly plant workers and traditional asbestos manufacturers and distributors. However, in the mid-1980s, a new group of plaintiffs, whose exposure to asbestos was less direct and whose injuries were often speculative, began to file lawsuits in increasing numbers against the traditional defendants as well as peripheral defendants who had produced products that may have contained small amounts of some form of encapsulated asbestos. These claims continue to arise and on an individual basis generally involve smaller companies with smaller limits of potential coverage.

Also, there has emerged a group of non-product claims by plaintiffs, mostly independent labor union workers, mainly against companies, alleging exposure to asbestos while working at these companies' premises. In addition, various insurers, including the Company, remain defendants in an action brought in Philadelphia regarding potential consolidation and resolution of future asbestos bodily injury claims.

In summary, various classes of asbestos defendants, such as major product manufacturers, peripheral and regional product defendants as well as premises owners, are tendering asbestos-related claims to the industry. Because each insured presents different liability and coverage issues, the Company evaluates those issues on an insured-by-insured basis.

The Company's evaluations have not resulted in any meaningful data from which an average asbestos defense or indemnity payment may be determined. The varying defense and indemnity payments made by the Company on behalf of its insureds also have precluded the Company from deriving any meaningful data by which it can predict whether its defense and indemnity payments for asbestos claims (on average or in the aggregate) will remain the same or change in the future. Based upon the Company's experience with asbestos claims, the duration period of an asbestos claim from the date of submission to resolution is approximately two years.

At December 31, 1996, approximately 25% of the net aggregate reserve (i.e., approximately $263 million) is for pending asbestos claims. The balance, approximately 75% (i.e., approximately $810 million) of the net asbestos reserves represents incurred but not yet reported losses for which the Company has not received any specific claims.

The following table displays activity for asbestos losses and loss expenses and reserves for the three years ended December 31, 1996. In general, the Company posts case reserves for pending asbestos claims within approximately 30 business days of receipt of such claims.

Asbestos Losses
(millions)                                 1996           1995           1994
                                         --------       --------       --------
Beginning reserves:
      Direct                             $    695       $    702       $    775
      Ceded                                  (293)          (319)          (381)
                                         --------       --------       --------
      Net                                     402            383            394

Acquisition of Aetna P&C:
      Direct                                  801           --             --
      Ceded                                  (121)          --             --

Incurred losses and loss expenses:
      Direct                                  120            109             67
      Ceded                                   (35)           (66)           (16)

Losses paid:
      Direct                                  173            116            140
      Ceded                                   (79)           (92)           (78)
                                         --------       --------       --------

Ending reserves:
      Direct                                1,443            695            702
      Ceded                                  (370)          (293)          (319)
                                         ========       ========       ========
      Net                                $  1,073       $    402       $    383
                                         ========       ========       ========

The largest reinsurer of the Company's asbestos risks is Lloyd's of London (Lloyd's). In 1996, Lloyd's restructured its operations with respect to claims for years prior to 1993. The Company is in arbitration with underwriters at Lloyd's in New York State to enforce reinsurance contracts with respect to recoveries for certain asbestos claims. The dispute involves the ability of the Company to aggregate asbestos claims under a market agreement between Lloyd's and the Company or under the applicable reinsurance treaties. The outcome of the arbitration referred to above is uncertain and the impact, if any, on collectibility of amounts recoverable by the Company from Lloyd's cannot be quantified at this time. However, the Company believes that it is not likely that the outcome of this matter could have a material adverse effect on the Company's results of operations, financial condition or liquidity.

Uncertainty Regarding Adequacy of Environmental and Asbestos Reserves

It is difficult to estimate the reserves for environmental and asbestos-related claims due to the vagaries of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties. Conventional actuarial techniques are not used to estimate such reserves.

For environmental claims, the Company estimates its financial exposure and establishes reserves based upon an analysis of its historical claim experience and the facts of the individual underlying claims. The unique facts presented in each claim are evaluated individually and collectively. Due consideration is given to the many variables presented in each claim, as discussed above.

The following factors are evaluated in projecting the ultimate reserve for asbestos-related claims: available insurance coverage; limits and deductibles; an analysis of each policyholder's potential liability; jurisdictional involvement; past and projected future claim activity; past settlement values of similar claims; allocated claim adjustment expense; potential role of other insurance, and applicable coverage defenses, if any. Once the gross ultimate exposure for indemnity and allocated claim adjustment expense is determined for a policyholder by policy year, a ceded projection is calculated based on any applicable facultative and treaty reinsurance. In addition, a similar review is conducted for asbestos property damage claims. However, due to the relatively minor claim volume, these reserves have remained at a constant level.

As a result of these processes and procedures, the reserves carried for environmental and asbestos claims at December 31, 1996 are the Company's best estimate of ultimate claims and claim adjustment expenses based upon known facts and current law. However, the environment surrounding the final resolution of these claims continues to change. Currently, it is not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims. Such development will be affected by future court decisions and interpretations and changes in Superfund and other legislation. Because of these future unknowns, additional liabilities may arise for amounts in excess of the current reserves. These additional amounts, or a range of these additional amounts, cannot now be reasonably estimated, and could result in a liability exceeding reserves by an amount that would be material to the Company's operating results in a future period. However, the Company believes that is not likely that these claims will have a material adverse effect on the Company's financial condition or liquidity.

Cumulative Injury Other Than Asbestos (CIOTA) Claims

CIOTA claims are generally submitted to the Company under general liability policies and often involve an allegation by a claimant against an insured that the claimant has suffered injuries as a result of long-term or continuous exposure to potentially harmful products or substances. Such potentially harmful products or substances include, but are not limited to, lead paint, pesticides, pharmaceutical products, silicone-based personal products, solvents and other deleterious substances.

Due to claimants' allegations of long-term bodily injury in CIOTA claims, numerous complex issues regarding such claims are presented. The claimant's theories of liability must be evaluated, evidence pertaining to a causal link between injury and exposure to a substance must be reviewed, the potential role of other causes of injury must be analyzed, the liability of other defendants must be explored, and assessment of a claimant's damages must be made and the law of the jurisdiction must be applied. In addition, the Company must review the number of policies issued by the Company to the insured and whether such policies are triggered by the allegations, the terms and limits of liability of such policies, the obligations of other insurers to respond to the claim, and the applicable law in each jurisdiction.

To the extent disputes exist between the Company and a policyholder regarding the coverage available for CIOTA claims, the Company resolves the disputes, where feasible, through settlements with the policyholder or through coverage litigation. Generally, the terms of a settlement agreement set forth the nature of the Company's participation in resolving CIOTA claims and the scope of coverage to be provided by the Company and contain the appropriate indemnities and hold harmless provisions to protect the Company. These settlements generally eliminate uncertainties for the Company regarding the risks extinguished, including the risk that losses would be greater than anticipated due to evolving theories of tort liability or unfavorable coverage determinations. The Company's approach also has the effect of determining losses at a date earlier than would have occurred in the absence of such settlement agreements. On the other hand, in cases where future developments are favorable to insurers, this approach could have the effect of resolving claims for amounts in excess of those that would ultimately have been paid had the claims not been settled in this manner. No inference should be drawn that because of the Company's method of dealing with CIOTA claims, its reserves for such claims are more conservatively stated than those of other insurers.

Aetna P&C did not distinguish CIOTA from other general liability claims or treat CIOTA claims as a special class of claims. In addition, there were substantial differences in claims approach and resolution between the Company and Aetna P&C regarding CIOTA claims.

During the second quarter, the Company completed its review of Aetna P&C's exposure to CIOTA claims in order to determine an appropriate level of reserves using the Company's approach as described above. Based on the results of that review, the Company's general liability insurance reserves were increased $360 million, net of reinsurance ($192 million after tax and minority interest).

At December 31, 1996, approximately 19% of the net aggregate reserve (i.e., approximately $215 million) is for pending CIOTA claims. The balance, approximately 81% (i.e., approximately $899 million) of the net CIOTA reserves represents incurred but not yet reported losses for which the Company has not received any specific claims.

The following table displays activity for CIOTA losses and loss expenses and reserves for the three years ended December 31, 1996. In general, the Company posts case reserves for pending CIOTA claims within approximately 30 business days of receipt of such claims.

CIOTA Losses
(millions)                                  1996           1995           1994
                                          --------       --------       --------
Beginning reserves:
      Direct                               $    374       $    375      $    377
      Ceded                                    --             --            --
                                           --------       --------      --------
      Net                                       374            375           377

Acquisition of Aetna P&C:
      Direct                                    709           --            --
      Ceded                                    (293)          --            --

Incurred losses and loss expenses:
      Direct                                    565             21            16
      Ceded                                    (155)          --            --

Losses paid:
      Direct                                     88             22            18
      Ceded                                      (2)          --            --
                                           --------       --------      --------

Ending reserves:
      Direct                                  1,560            374           375
      Ceded                                    (446)          --            --
                                           ========       ========      ========
      Net                                  $  1,114       $    374      $    375
                                           ========       ========      ========

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

As required by various state laws and regulations, the Company's insurance subsidiaries are subject to assessments from state-administered guaranty associations, second injury funds and similar associations. Management believes that such assessments will not have a material impact on the Company's results of operations, financial condition or liquidity.

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

The National Association of Insurance Commissioners (NAIC) adopted risk-based capital (RBC) requirements for life insurance companies and for property and casualty insurance companies. The RBC requirements are to be used as early warning tools by the NAIC and states to identify companies that merit further regulatory action. The formulas have not been designed to differentiate among adequately capitalized companies that operate with levels of capital higher than RBC requirements. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank such companies. At December 31, 1996 and 1995, all of the Company's life and property & casualty companies had adjusted capital in excess of amounts requiring any regulatory action.

Asset Quality - The investment portfolio of the insurance services segments which include both Life Insurance and Property & Casualty Insurance totaled approximately $55 billion, representing 61% of total insurance services' assets of approximately $90 billion. Because the primary purpose of the investment portfolio is to fund future policyholder benefits and claims payments, the Company employs a conservative investment philosophy. The fixed maturity portfolio totaled $43 billion, comprised of $36 billion of publicly traded fixed maturities and $7 billion of private fixed maturities. The weighted average quality ratings of the segment's publicly traded fixed maturity portfolio and private fixed maturity portfolio at December 31, 1996 were Aa3 and Baa1, respectively. Included in the fixed maturity portfolio was approximately $1.7 billion of below investment grade securities. Investments in venture capital investments, highly leveraged transactions, and specialized lendings were not material in the aggregate.

The insurance services segment makes investments in collateralized mortgage obligations (CMOs). Such CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The investment strategy of the Insurance Services segment is to purchase CMO tranches that are protected against prepayment risk, including planned amortization class (PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of scenarios. The segment does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff; however, it does not purchase residual interests in CMOs.

At December 31, 1996, the segment held CMOs with a market value of $4.6 billion. Approximately 84% of CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities, and the balance is fully collateralized by portfolios of individual mortgage loans. In addition, the segment held $3.7 billion of GNMA, FNMA or FHLMC mortgage-backed pass-through securities. Virtually all of these securities are rated AAA.

At December 31, 1996, real estate and mortgage loan investments totaled $4.5 billion. Most of these investments are included in the investment portfolio of the insurance companies. The Company is continuing its strategy to dispose of these real estate assets and some of the mortgage loans and to reinvest the proceeds to obtain current market yields.

At December 31, mortgage loan and real estate portfolios consisted of the following:

(millions)                                                  1996          1995
                                                          --------      --------
Current mortgage loans                                    $  3,721      $  3,796
Underperforming mortgage loans                                  91           252
                                                          --------      --------
    Total mortgage loans                                     3,812         4,048
                                                          --------      --------

Real estate held for sale                                      695           321
                                                          ========      ========
    Total mortgage loans and real estate                  $  4,507      $  4,369
                                                          ========      ========

Mortgage loans and real estate held for sale at December 31, 1996 include $811 million and $136 million, respectively, from the Aetna P&C acquisition. Underperforming mortgage loans include delinquent loans, loans in the process of foreclosure and loans modified at interest rates below market terms. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured loans, and interest income is reported only as payment is received. Of the total real estate held for sale, $134 million is underperforming.

For further information relating to investments, see Note 5 of Notes to Consolidated Financial Statements.

Corporate and Other

                                                         Year Ended December 31,
                                --------------------------------------------------------------------------
                                        1996                      1995                      1994
                                --------------------------------------------------------------------------
                                               Net                       Net                       Net
                                              Income                    Income                    Income
(millions)                      Revenues     (Expense)    Revenues     (Expense)    Revenues     (Expense)
----------------------------------------------------------------------------------------------------------
Net expenses (1)                              $ (211)                   $ (238)                   $ (201)

Net gain (loss) on sale of
  stock of subsidiaries and
  affiliates                                     384                       (13)                       39
----------------------------------------------------------------------------------------------------------
Total Corporate and Other        $  143       $  173       $   18       $ (251)      $  (12)      $ (162)
==========================================================================================================

(1) Includes $9 million and $23 million, respectively, of reported investment portfolio losses in 1996 and 1995.

Corporate and Other consists of corporate staff and treasury operations, certain corporate income and expenses that have not been allocated to the operating subsidiaries, and certain intersegment eliminations.

The decrease in net expenses (before reported portfolio losses) in 1996 over 1995 is primarily attributable to lower staff expenses in the corporate segment including the allocation of additional expenses to other operating segments offset by increased interest costs associated with higher debt levels in 1996.

The increase in net expenses (before reported portfolio losses) in 1995 over 1994 is primarily attributable to increased interest costs borne at the corporate level resulting from higher average short-term borrowing rates in

1995 when compared to 1994 as well as a shift in debt mix to higher levels of senior long-term debt over the course of 1995.

Discontinued Operations

                                                 Year Ended December 31,
                                          --------------------------------------
(millions)                                   1996          1995          1994
                                          --------------------------------------
                                          Net Income    Net Income    Net Income
--------------------------------------------------------------------------------
Operations                                  $ --          $   76        $  160

Gain on disposition                             31           130             9
--------------------------------------------------------------------------------
Total Discontinued Operations               $   31        $  206        $  169
================================================================================

As discussed in Note 3 of Notes to Consolidated Financial Statements, all of the businesses sold to Metropolitan Life Insurance Company (MetLife) or contributed to The MetraHealth Companies, Inc. (MetraHealth) have been classified as discontinued operations. In 1995, the Company's results reflect the medical business not yet transferred, plus its equity interest in the earnings of MetraHealth.

Gain on disposition in 1995 represents a gain of $20 million from the sale in January of the Company's group life insurance business to MetLife, and a gain of $110 million (not including a contingency payment based on 1995 results which was received by the Company in 1996) from the sale in October of the Company's interest in MetraHealth to United HealthCare Corporation. During 1996 the Company received the contingency payment recognizing an after tax gain of $31 million. Gain on disposition in 1994 represents the gain from the sale in December of the group dental insurance business to MetLife.

Liquidity and Capital Resources

TRV services its obligations primarily with dividends and other advances that it receives from subsidiaries. The subsidiaries' dividend paying abilities are limited by certain covenant restrictions in credit agreements and/or by regulatory requirements. TRV believes it will have sufficient funds to meet current and future commitments. Each of TRV's major operating subsidiaries finances its operations on a stand-alone basis consistent with its capitalization and ratings.

Travelers Group Inc. (TRV)

TRV issues commercial paper directly to investors and maintains unused credit availability under committed revolving credit agreements at least equal to the amount of commercial paper outstanding. TRV, CCC and TIC have an agreement with a syndicate of banks to provide $1.0 billion of revolving credit, to be allocated to any of TRV, CCC or TIC. The participation of TIC in this agreement is limited to $250 million. The revolving credit facility consists of a five-year revolving credit facility which expires in June 2001. At December 31, 1996, $250 million was allocated to TRV, $650 million was allocated to CCC, and $100 million to TIC. At December 31, 1996 there were no borrowings outstanding under this facility. Under this facility the Company is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). The Company exceeded this requirement by approximately $4.3 billion at December 31, 1996.

As of December 31, 1996, TRV had unused credit availability of $250 million under the five-year revolving credit facility. TRV may borrow under its revolving credit facilities at various interest rate options and compensates the banks for the facilities through commitment fees.

In October 1996, Travelers Capital I, a subsidiary trust of TRV, issued $400 million of 8.00% Trust Preferred Securities in a public offering. These Trust Preferred Securities, which are fully and unconditionally guaranteed by TRV, have a liquidation value of $25 per Trust Preferred Security and are mandatorily redeemable under certain circumstances.

In December 1996, Travelers Capital II, a subsidiary trust of TRV, issued $400 million of 7 3/4% Trust Preferred Securities in a public offering and Travelers Capital III, a subsidiary trust of TRV, issued $200 million of 7 5/8% Trust Preferred Securities in a public offering. These Trust Preferred Securities, which are fully and unconditionally guaranteed by TRV, have a liquidation value of $1,000 per Trust Preferred Security and are mandatorily redeemable under certain circumstances.

TRV as of March 4, 1997 had $1.0 billion available for debt offerings under its shelf registration statements.

Commercial Credit Company (CCC)

CCC also issues commercial paper directly to investors and maintains unused credit availability under committed revolving credit agreements at least equal to the amount of commercial paper outstanding. As of December 31, 1996, CCC had unused credit availability of $2.150 billion under five-year revolving credit facilities, including the $650 million referred to above. CCC may borrow under its revolving credit facilities at various interest rate options and compensates the banks for the facilities through commitment fees.

CCC is limited by covenants in its revolving credit agreements as to the amount of dividends and advances that may be made to TRV or its affiliated companies. At December 31, 1996, CCC would have been able to remit $308 million to its parent under its most restrictive covenants.

During 1996 and through March 4, 1997 CCC completed the following long-term debt offerings, leaving $550 million available for debt offerings and $400 million available for trust preferred security offerings under its shelf registration statements:

     o 5 7/8% Notes due January 15, 2003...................... $200 million
     o 5.55%  Notes due February 15, 2001..................... $200 million
     o 6 5/8% Notes due November 15, 2006..................... $200 million
     o 6.20%  Notes due November 15, 2001..................... $200 million

In addition to the long-term debt offerings above, in October 1996 CCC, through a private placement, issued $200 million of 6.45% Notes due October 18, 2006 which by their terms can be put to CCC at par on October 18, 1999.

Travelers Property Casualty Corp. (TAP)

On April 2, 1996, Travelers Property Casualty Corp. (TAP), an indirect majority-owned subsidiary of the Company, purchased from Aetna Services Inc. all of the outstanding capital stock of The Aetna Casualty and Surety Company (ACSC) and The Standard Fire Insurance Company (SFIC) (collectively, Aetna P&C) for approximately $4.16 billion in cash. TAP also owns Travelers Indemnity. Travelers Indemnity along with Aetna P&C are the primary vehicles through which the Company engages in the property and casualty insurance business. See Note 2 of Notes to Consolidated Financial Statements regarding the financing of the Aetna P&C purchase.

In addition to financing the Aetna P&C purchase, in September 1996 TAP sold in a public offering $200 million of 6 3/4% Notes due September 1, 1999 and in October an additional $200 million of 6 1/4% Notes due October 1, 1999 and in November an additional $150 million of 6 3/4% Notes due November 15, 2006.

As discussed in Note 2 of Notes to Consolidated Financial Statements, during the first quarter of 1996 TAP entered into a five-year revolving credit facility in the amount of $2.65 billion with a syndicate of banks. The Credit Facility was used to finance in part the purchase of Aetna P&C. All borrowings under the Credit Facility have been repaid in full. The Credit Facility was subsequently amended to extend the maturity to December 2001 and reduce the amount available to $500 million, none of which is currently utilized. Under the Credit Facility TAP is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). At December 31, 1996, this requirement was exceeded by approximately $2.8 billion.

TAP also issues commercial paper directly to investors and maintains unused credit availability under the committed revolving credit agreement at least equal to the amount of commercial paper outstanding.

TAP's insurance subsidiaries are subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to their parent without prior approval of insurance regulatory authorities. Dividend payments to TAP from its insurance subsidiaries are limited to $647 million in 1997 without prior approval of the Connecticut Insurance Department.

TAP as of March 4, 1997, had $750 million available for debt offerings under its shelf registration statement.

Smith Barney Holdings Inc. (Smith Barney)

Smith Barney funds its day-to-day operations through the use of commercial paper, collateralized and uncollateralized bank borrowings (both committed and uncommitted), internally generated funds, repurchase transactions, and securities lending arrangements. The volume of Smith Barney's borrowings generally fluctuates in response to changes in the amount of reverse repurchase transactions outstanding, the level of securities inventories, customer balances and securities borrowing transactions. Smith Barney has a $1.0 billion revolving credit agreement with a bank syndicate that extends through May 1999, and has a $500 million, 364-day revolving credit agreement with a bank syndicate that extends through May 1997. Any amounts outstanding on the 364-day revolving credit agreement's termination date of May 1997 are due in May 1998. As of December 31, 1996, there were no borrowings outstanding under either facility. Smith Barney also has substantial borrowing arrangements consisting of facilities that it has been advised are available, but where no contractual lending obligation exists.

Smith Barney, through its subsidiary Smith Barney Inc., issues commercial paper directly to investors. As a policy, Smith Barney maintains sufficient borrowing power of unencumbered securities to cover uncollateralized borrowings and uncollateralized letters of credit. In addition, Smith Barney monitors its leverage and capital ratios on a daily basis.

Smith Barney is limited by covenants in its revolving credit facility as to the amount of dividends that may be paid to TRV. At December 31, 1996, Smith Barney would have been able to remit approximately $659 million to TRV under its most restrictive covenants.

During 1996 and through March 4, 1997 Smith Barney completed the following long-term debt offerings leaving $1.0 billion available for debt offerings under its shelf registration statements:

     o 5 7/8%  Notes due February 1, 2001................... $250 million
     o S&P 500 Equity Linked Notes due August 13, 2001......  $40 million
     o 7 1/8%  Notes due October 1, 2006.................... $200 million
     o 6 5/8%  Notes due November 15, 2003.................. $200 million

Securities Borrowed, Loaned and Subject to Repurchase Agreements

Smith Barney engages in "matched book" transactions in government and mortgage-backed securities as well as "conduit" transactions in corporate equity and debt securities. These transactions are similar in nature. A "matched book" transaction involves a security purchased under an agreement to resell (i.e., reverse repurchase transaction) and simultaneously sold under an agreement to repurchase (i.e., repurchase transaction). A "conduit" transaction involves the borrowing of a security from a counterparty and the simultaneous lending of the security to another counterparty. These transactions are reported gross in the Consolidated Statement of Financial Position and typically yield interest spreads, generally ranging from 10 to 30 basis points. The interest spread results from the net of interest received on the reverse repurchase or security borrowed transaction and the interest paid on the corresponding repurchase or security loaned transaction. Interest rates charged or credited in these activities are usually based on current Federal Funds rates but can fluctuate based on security availability and other market conditions. The size of balance sheet positions resulting from these activities can vary significantly, depending primarily on levels of activity in the bond markets, but would have a relatively smaller impact on net income.

The Travelers Insurance Company (TIC)

At December 31, 1996, TIC had $21.9 billion of life and annuity product deposit funds and reserves. Of that total, $11.6 billion is not subject to discretionary withdrawal based on contract terms. The remaining $10.3 billion is for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the amount that is subject to discretionary withdrawal are $1.7 billion of liabilities that are surrenderable with market value adjustments. Also included are an additional $5.4 billion of the life insurance and individual annuity liabilities which are subject to discretionary withdrawals, and have an average surrender charge of 5.0%. In the payout phase, these funds are credited at significantly reduced interest rates. The remaining $3.2 billion of liabilities are surrenderable without charge. More than 11% of these relate to individual life products. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent against withdrawal by long-term policyholders. Insurance liabilities that are surrendered or withdrawn are reduced by outstanding policy loans and related accrued interest prior to payout.

Scheduled maturities of guaranteed investment contracts (GICs) in 1997, 1998, 1999, 2000 and 2001 are $1.4 billion, $482 million, $459 million, $218 million and $66 million, respectively. At December 31, 1996, the interest rates credited on GICs had a weighted average rate of 6.25%.

TIC issues commercial paper to investors and maintains unused committed, revolving credit facilities at least equal to the amount of commercial paper outstanding. As of December 31, 1996, TIC had unused credit availability of $100 million under the joint five-year revolving credit facility referred to above.

TIC is subject to various regulatory restrictions that limit the maximum amount of dividends available to its parent without prior approval of the Connecticut Insurance Department. A maximum of $507 million of statutory surplus is available in 1997 for such dividends without Department approval.

Deferred Income Taxes

The Company has a net deferred tax asset which relates to temporary differences that are expected to reverse as net ordinary deductions. The Company will have to generate approximately $5.9 billion of taxable income, before the reversal of the temporary differences, primarily over the next 10 to 15 years, to realize the remainder of the deferred tax asset. Management expects to realize the remainder of the deferred tax asset based upon its expectation of future taxable income, after the reversal of these deductible temporary differences, of at least $1.5 billion annually.

Future Application of Accounting Standards

In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 125 (FAS No. 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." FAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. FAS No. 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The requirements of FAS No. 125 are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and are to be applied prospectively. However, in December 1996 the FASB issued FAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which delays until January 1, 1998 the effective date for certain provisions. The adoption of the provisions of this statement effective January 1, 1997 will not have a material impact on results of operations, financial condition or liquidity and the Company is currently evaluating the impact of the provisions whose effective date has been delayed until January 1, 1998.

                      Travelers Group Inc. and Subsidiaries
                        Consolidated Statement of Income
               (In millions of dollars, except per share amounts)

Year Ended December 31,                                       1996        1995         1994
---------------------------------------------------------------------------------------------
Revenues
Insurance premiums                                          $  7,633    $  4,977     $  5,144
Commissions and fees                                           3,422       2,874        2,526
Interest and dividends                                         5,549       4,355        3,401
Finance related interest and other charges                     1,163       1,119        1,030
Principal transactions                                           990       1,016          900
Asset management fees                                          1,349       1,052        1,010
Other income                                                   1,239       1,190          932
---------------------------------------------------------------------------------------------
  Total revenues                                              21,345      16,583       14,943
---------------------------------------------------------------------------------------------
Expenses
Policyholder benefits and claims                               7,366       5,017        5,227
Non-insurance compensation and benefits                        3,768       3,442        3,241
Insurance underwriting, acquisition and operating              3,013       1,912        1,867
Interest                                                       2,259       1,956        1,284
Provision for consumer finance credit losses                     260         171          152
Other operating                                                1,678       1,544        1,524
---------------------------------------------------------------------------------------------
   Total expenses                                             18,344      14,042       13,295
---------------------------------------------------------------------------------------------
Gain (loss) on sale of subsidiaries and affiliates               397         (20)         226
---------------------------------------------------------------------------------------------
Income before income taxes and minority interest               3,398       2,521        1,874
Provision for income taxes                                     1,051         893          717
Minority interest, net of income taxes                            47        --           --
---------------------------------------------------------------------------------------------
Income from continuing operations                              2,300       1,628        1,157
---------------------------------------------------------------------------------------------
Discontinued operations, net of income taxes:
  Income from operations (net of taxes of $17 and $87)          --            76          160
  Gain on disposition (net of taxes of $17, $66 and $19)          31         130            9
---------------------------------------------------------------------------------------------
Income from discontinued operations                               31         206          169
---------------------------------------------------------------------------------------------
Net income                                                  $  2,331    $  1,834     $  1,326
=============================================================================================

Net income per share of common stock
  and common stock equivalents:
Continuing operations                                       $   3.45    $   2.43     $   1.67
Discontinued operations                                         0.05        0.33         0.26
---------------------------------------------------------------------------------------------
Net income per share of common stock
  and common stock equivalents                              $   3.50    $   2.76     $   1.93
=============================================================================================
Weighted average number of common shares outstanding
  and common stock equivalents (in millions)                   638.8       634.8        644.0
=============================================================================================

See Notes to Consolidated Financial Statements.

                      Travelers Group Inc. and Subsidiaries
                  Consolidated Statement of Financial Position
                            (In millions of dollars)

December 31,                                                                                  1996           1995
---------------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents
  (including $1,256 and $1,072 segregated under federal and other brokerage regulations)    $    1,868     $    1,866
Investments and real estate held for sale:
   Fixed maturities, primarily available for sale at market value                               43,998         30,712
   Equity securities, at market value                                                            1,157            856
   Mortgage loans                                                                                3,812          4,048
   Real estate held for sale                                                                       695            321
   Policy loans                                                                                  1,910          1,888
   Short-term and other                                                                          5,173          3,140
---------------------------------------------------------------------------------------------------------------------
   Total investments and real estate held for sale                                              56,745         40,965
---------------------------------------------------------------------------------------------------------------------
Securities borrowed or purchased under agreements to resell                                     25,280         19,601
Brokerage receivables                                                                            7,305          6,559
Trading securities owned, at market value                                                       12,465          8,984
Net consumer finance receivables                                                                 7,885          7,092
Reinsurance recoverables                                                                        10,234          6,461
Value of insurance in force and deferred policy acquisition costs                                2,563          2,172
Cost of acquired businesses in excess of net assets                                              2,933          1,928
Separate and variable accounts                                                                   9,023          6,949
Other receivables                                                                                4,869          3,564
Other assets                                                                                     9,897          7,775
---------------------------------------------------------------------------------------------------------------------
Total assets                                                                                $  151,067     $  113,916
=====================================================================================================================
Liabilities
Investment banking and brokerage borrowings                                                 $    3,217     $    2,955
Short-term borrowings                                                                            1,557          1,468
Long-term debt                                                                                  11,327          9,190
Securities loaned or sold under agreements to repurchase                                        24,449         20,619
Brokerage payables                                                                               5,809          4,403
Trading securities sold not yet purchased, at market value                                       8,378          4,563
Contractholder funds                                                                            13,621         14,535
Insurance policy and claims reserves                                                            43,944         26,920
Separate and variable accounts                                                                   8,949          6,916
Accounts payable and other liabilities                                                          14,702         10,469
---------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                                            135,953        102,038
---------------------------------------------------------------------------------------------------------------------

ESOP Preferred stock - Series C (net of note guarantee of $35 and $67)                             129            168
---------------------------------------------------------------------------------------------------------------------
TRV-obligated mandatorily redeemable preferred securities of subsidiary trusts
  holding solely junior subordinated debt securities of TRV                                      1,000           --
---------------------------------------------------------------------------------------------------------------------
TAP-obligated mandatorily redeemable preferred securities of subsidiary trusts
  holding solely junior subordinated debt securities of TAP                                        900           --
---------------------------------------------------------------------------------------------------------------------
Stockholders' equity
Preferred stock ($1.00 par value; authorized shares: 30 million), at aggregate
  liquidation value                                                                                675            800
Common stock ($.01 par value; authorized shares: 1.5 billion;
  issued shares: 1996 - 743,082,134 and 1995 - 736,303,838)                                          7              7
Additional paid-in capital                                                                       7,217          6,782
Retained earnings                                                                                7,452          5,503
Treasury stock, at cost (1996 - 105,503,401 shares and 1995 - 103,848,847 shares)               (2,446)        (1,835)
Unrealized gain (loss) on investment securities                                                    469            756
Other, principally unearned compensation                                                          (289)          (303)
---------------------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                                    13,085         11,710
---------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                  $  151,067     $  113,916
=====================================================================================================================

See Notes to Consolidated Financial Statements.

                      Travelers Group Inc. and Subsidiaries
            Consolidated Statement of Changes in Stockholders' Equity
                            (In millions of dollars)

                                                                        Amounts                         Shares (in thousands)
                                                          ----------------------------------     -----------------------------------
Year Ended December 31,                                     1996         1995        1994          1996         1995         1994
                                                          ----------------------------------     -----------------------------------
Preferred stock at aggregate liquidation value
Balance, beginning of year                                $    800     $    800     $    800       11,200       11,200       11,200
Conversion of Series B preferred stock to common stock        (125)                                (2,500)
--------------------------------------------------------------------------------------------     -----------------------------------
Balance, end of year                                           675          800          800        8,700       11,200       11,200
============================================================================================     ===================================
Common stock and additional paid-in capital
Balance, beginning of year                                   6,789        6,659        6,570      736,304      736,352      736,534
Conversion of Series B preferred stock to common stock         125                                  6,802
Issuance of shares pursuant to employee benefit plans          355          130           85
Other                                                          (45)                        4          (24)         (48)        (182)
--------------------------------------------------------------------------------------------     -----------------------------------
Balance, end of year                                         7,224        6,789        6,659      743,082      736,304      736,352
============================================================================================     ===================================
Retained earnings
Balance, beginning of year                                   5,503        4,199        3,140
Net income                                                   2,331        1,834        1,326
Common dividends                                              (287)        (255)        (181)
Preferred dividends                                            (95)         (86)         (86)
Distribution of Transport Holdings Inc. shares                             (189)
--------------------------------------------------------------------------------------------
Balance, end of year                                         7,452        5,503        4,199
--------------------------------------------------------------------------------------------
Treasury stock, at cost
Balance, beginning of year                                  (1,835)      (1,553)      (1,121)    (103,849)    (103,369)     (82,309)
Issuance of shares pursuant to employee benefit plans,
  net of shares tendered for payment of option exercise
  price and withholding taxes                                  (18)         136          111       15,679       17,928       10,636
Treasury stock acquired                                       (593)        (418)        (543)     (17,333)     (18,408)     (31,752)
Other                                                                                                                            56
--------------------------------------------------------------------------------------------     -----------------------------------
Balance, end of year                                        (2,446)      (1,835)      (1,553)    (105,503)    (103,849)    (103,369)
============================================================================================     ===================================
Unrealized gain (loss) on investment securities
Balance, beginning of year                                     756       (1,319)          30
Net change in unrealized gains and losses on investment
  securities, net of tax                                      (287)       2,075       (1,349)
--------------------------------------------------------------------------------------------
Balance, end of year                                           469          756       (1,319)
--------------------------------------------------------------------------------------------
Other, principally unearned compensation
Balance, beginning of year                                    (303)        (146)         (93)
Net issuance of restricted stock                              (305)        (221)        (190)
Restricted stock amortization                                  206          175          136
Adjustment for minimum pension liability, net of tax           114         (114)
Net translation adjustments, net of tax                         (1)           3            1
--------------------------------------------------------------------------------------------
Balance, end of year                                          (289)        (303)        (146)
--------------------------------------------------------------------------------------------
Total common stockholders' equity and common shares
  outstanding                                               12,410       10,910        7,840      637,579      632,455      632,983
============================================================================================     ===================================
Total stockholders' equity                                $ 13,085     $ 11,710     $  8,640
============================================================================================

See Notes to Consolidated Financial Statements.

                      Travelers Group Inc. and Subsidiaries
                      Consolidated Statement of Cash Flows
                            (In millions of dollars)

Year Ended December 31,                                                                            1996         1995         1994
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Income from continuing operations before income taxes and minority interest                      $  3,398     $  2,521     $  1,874
Adjustments to reconcile income from continuing operations before income taxes and minority interest to net cash provided by (used in) operating activities:
    Amortization of deferred policy acquisition costs and value of insurance in force               1,192          803          812
    Additions to deferred policy acquisition costs                                                 (1,388)        (858)        (994)
    Depreciation and amortization                                                                     342          304          297
    Provision for consumer finance credit losses                                                      260          171          152
    Changes in:
      Trading securities, net                                                                         334       (1,821)        (572)
      Securities borrowed, loaned and repurchase agreements, net                                   (1,849)       4,590         (363)
      Brokerage receivables net of brokerage payables                                                 660       (1,725)         724
      Insurance policy and claims reserves                                                           (309)         686          350
    Other, net                                                                                        269         (508)      (1,707)
Net cash flows provided by (used in) operating activities of discontinued operations                 --           (415)         323
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operations                                                                     2,909        3,748          896
Income taxes paid                                                                                    (572)        (563)        (378)
------------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                                         2,337        3,185          518
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Consumer loans originated or purchased                                                             (3,410)      (2,748)      (2,789)
Consumer loans repaid or sold                                                                       2,534        2,245        2,094
Purchases of fixed maturities and equity securities                                               (29,246)     (18,123)      (9,057)
Proceeds from sales of investments and real estate:
  Fixed maturities available for sale and equity securities                                        23,471       12,864        4,149
  Mortgage loans                                                                                      200          739          402
  Real estate and real estate joint ventures                                                          257          256          955
Proceeds from maturities of investments:
  Fixed maturities                                                                                  3,586        2,723        3,319
  Mortgage loans                                                                                    1,050          693        1,301
Other investments, primarily short-term, net                                                         (325)        (408)         (58)
Contingent consideration payment for the Shearson Businesses                                         (110)         (76)         (69)
Business acquisition                                                                               (4,160)        --           --
Business divestments                                                                                  196         --            679
Other, net                                                                                           (334)        (236)        (284)
Net cash flows provided by (used in) investing activities of discontinued operations                   48        1,623         (303)
------------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) investing activities                                              (6,243)        (448)         339
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Dividends paid                                                                                       (382)        (341)        (267)
Issuance of preferred stock of subsidiaries                                                         1,900         --           --
Subsidiary's sale of Class A common stock                                                           1,453         --           --
Treasury stock acquired                                                                              (593)        (418)        (543)
Stock tendered for payment of withholding taxes                                                      (201)         (94)         (42)
Issuance of long-term debt                                                                          2,940        3,525        1,150
Payments and redemptions of long-term debt                                                           (768)      (1,375)      (1,033)
Net change in short-term borrowings (including investment banking and brokerage borrowings)           351       (2,431)         865
Contractholder fund deposits                                                                        2,493        2,707        1,958
Contractholder fund withdrawals                                                                    (3,262)      (3,755)      (3,358)
Other, net                                                                                            (23)          84           30
Net cash flows provided by financing activities of discontinued operations                           --           --             84
------------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                                               3,908       (2,098)      (1,156)
------------------------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents                                                                     2          639         (299)
Cash and cash equivalents at beginning of period                                                    1,866        1,227        1,526
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                                       $  1,868     $  1,866     $  1,227
------------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
Cash paid during the period for interest                                                         $  2,221     $  1,930     $  1,227
====================================================================================================================================

See Notes to Consolidated Financial Statements.

                      Travelers Group Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements

1.   Summary of Significant Accounting Policies
     ------------------------------------------

     Basis of Presentation

     Principles of Consolidation. The consolidated financial statements include the accounts of Travelers Group Inc. (TRV) and its subsidiaries (collectively, the Company). On April 2, 1996, Travelers Property Casualty Corp. (formerly Travelers/Aetna Property Casualty Corp.) (TAP), an indirect majority-owned subsidiary of the Company, purchased from Aetna Services Inc. (formerly Aetna Life and Casualty Company) (Aetna), all of the outstanding capital stock of The Aetna Casualty and Surety Company (ACSC) and The Standard Fire Insurance Company (SFIC) (collectively, Aetna P&C) for approximately $4.16 billion in cash. The acquisition was accounted for under the purchase method of accounting and, accordingly, the consolidated financial statements include the results of Aetna P&C's operations only from the date of acquisition. TAP also owns The Travelers Indemnity Company (Travelers Indemnity). Travelers Indemnity along with Aetna P&C are the primary vehicles through which the Company engages in the property and casualty insurance business.

     Unconsolidated entities in which the Company has at least a 20% interest are accounted for on the equity method. The minority interest in 1996 represents the interest in TAP held by the private and public investors. (See Note 2.) Significant intercompany transactions and balances have been eliminated.

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

     Accounting Changes

     FAS 121. Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement establishes accounting standards for the impairment of long-lived assets and certain identifiable intangibles to be disposed of. This statement requires a write down to fair value when long-lived assets to be held and used are impaired. The statement also requires that long-lived assets to be disposed of (e.g. real estate held for sale) be carried at the lower of cost or fair value less cost to sell, and does not allow such assets to be depreciated. The adoption of this standard did not have a material impact on results of operations, financial condition or liquidity.

     FAS 123. In October 1995, the Financial Accounting Standards Board (FASB) issued FAS No. 123, "Accounting for Stock-Based Compensation." FAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. This statement defines a fair value-based method of accounting for employee stock options or similar equity instruments, and encourages all entities to adopt this method of accounting for all employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (Opinion 25). Entities electing to remain with the accounting method prescribed in Opinion 25 must make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined by FAS No. 123 had been applied. FAS No. 123 is applicable to fiscal years beginning after December 15, 1995. The Company has elected to continue to account for its stock-based compensation plans using the accounting method prescribed by Opinion 25 and has included in the Notes to Consolidated Financial Statements the pro forma disclosures required by FAS No. 123. (See Note 15.)

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

     Investments are owned principally by the insurance subsidiaries. Fixed maturities include bonds, notes and redeemable preferred stocks. Equity securities include common and non-redeemable preferred stocks. Fixed maturities classified as "held to maturity" represent securities that the Company has both the ability and the intent to hold until maturity and are carried at amortized cost. Fixed maturity securities classified as "available for sale" and equity securities are carried at market values that are based primarily on quoted market prices or if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. The difference between amortized cost and market values of such securities net of applicable income taxes is reflected as a component of stockholders' equity. Real estate held for sale is carried at the lower of cost or fair value less estimated costs to sell. Fair value was established at the time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other acceptable techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 1996 or 1995. Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the higher returns required in the current real estate financing market. Impaired loans were not significant at December 31, 1996 and 1995. Policy loans are carried at unpaid balances which do not exceed the net cash surrender value of the related insurance policies. Short-term investments, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at cost plus accrued interest which approximates market. Realized gains and losses on sales of investments and unrealized losses considered to be other than temporary, determined on a specific identification basis, are included in other income.

     Accrual of income is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future interest payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received. Investments included in the Consolidated Statement of Financial Position that were non-income producing for the preceding 12 months were not significant.

     The cost of acquired businesses in excess of net assets (goodwill) is being amortized on a straight-line basis principally over a 40-year period. The carrying amount is regularly reviewed for indicators of impairment in value, which in the view of management are other than temporary. Impairments are recognized in operating results if a permanent diminution in value is deemed to have occurred.

     Income taxes have been provided for in accordance with the provisions of FAS No. 109, "Accounting for Income Taxes." The Company and its wholly owned domestic non-life insurance subsidiaries file a consolidated federal income tax return. All but one of the life insurance subsidiaries are included in their own consolidated federal income tax return. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes.

     Income taxes are not provided for on the Company's life insurance subsidiaries' retained earnings designated as "policyholders' surplus" because such taxes will become payable only to the extent such retained earnings are distributed as a dividend or exceed limits prescribed by federal law. Distributions are not contemplated from this portion of the life insurance companies' retained earnings, which aggregated $971 million (subject to a tax effect of $340 million) at December 31, 1996.

     Subsidiary stock issuance. The Company recognizes gains (losses) on sales of stock by subsidiaries. For the year ended December 31, 1996, included in net income is a gain of $363 million from the sale by TAP of 18% of its common stock.

     Earnings per common share is computed after recognition of preferred stock dividend requirements and is based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect of common stock warrants and stock options and the incremental shares assumed issued under the Capital Accumulation Plan and other restricted stock plans. Fully diluted earnings per common share, assuming conversion of all outstanding convertible preferred stock, notes, debentures and the maximum dilutive effect of common stock equivalents, has not been presented because the effects are not material. The fully diluted earnings per common share computation for the years ended December 31, 1996, 1995 and 1994 would entail adding the additional common stock equivalents (7 million, 10 million and 3 million shares, respectively) and the assumed conversion of the convertible preferred stock (5 million, 14 million and 7 million shares, respectively) to the number of shares included in the earnings per common share calculation (resulting in a total of 651 million, 659 million and 654 million shares, respectively) and the elimination of the convertible preferred stock dividends ($11 million, $21 million and $7 million, respectively).

     During 1996 the Company's Board of Directors declared a three-for-two stock split in January and a four-for-three stock split in October (both payable in the form of stock dividends), which combined are the equivalent of a two-for-one stock split. Prior years' information has been restated to reflect the stock splits.

     Financial Instruments -- Disclosures. Included in the Notes to Consolidated Financial Statements are various disclosures relating to financial instruments having off-balance sheet risk. These disclosures indicate the magnitude of the Company's involvement in such activities, and reflect the instruments at their face, contract or notional amounts. The Notes to Consolidated Financial Statements also include various disclosures relating to the methods and assumptions used to estimate fair value of each material type of financial instrument. The carrying value of short-term financial instruments approximates fair value because of the relatively short period of time between the origination of the instruments and their expected realization. The carrying value of receivables and payables arising in the ordinary course of business approximates fair market value. The fair value assumptions were based upon subjective estimates of market conditions and perceived risks of the financial instruments at a certain point in time. Disclosed fair values for financial instruments do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

     Derivative Financial Instruments. Information concerning derivative financial instruments and the accounting policies related thereto is included in Note 19.

     Future Application of Accounting Standards

     In June 1996, the FASB issued FAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." FAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. FAS No. 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The requirements of FAS No. 125 are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and are to be applied prospectively. However, in December 1996 the FASB issued FAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" which delays until January 1, 1998 the effective date for certain provisions. Earlier or retroactive application is not permitted. The adoption of the provisions of this statement effective January 1, 1997 will not have a material impact on results of operations, financial condition or liquidity and the Company is currently evaluating the impact of the provisions whose effective date has been delayed until January 1, 1998.

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

     Value of insurance in force represents the actuarially determined present value of anticipated profits to be realized from life and accident and health business on insurance in force at the date of the Company's acquisition of its insurance subsidiaries using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force acquired prior to December 31, 1993 is amortized over the premium paying periods in relation to anticipated premiums. The value of insurance in force relating to the acquisition of The Travelers Corporation (old Travelers) was the actuarially determined present value of the projected future profits discounted at interest rates ranging from 14% to 18% for the business acquired. The value of the business in force is amortized over the contract period using current interest crediting rates to accrete interest and using amortization methods based on the specified products. Traditional life insurance is amortized over the period of anticipated premiums; universal life in relation to estimated gross profits; and annuity contracts employing a level yield method. The value of insurance in force is reviewed periodically for recoverability to determine if any adjustment is required.

     Deferred policy acquisition costs for the life business represent the costs of acquiring new business, principally commissions, certain underwriting and agency expenses and the cost of issuing policies. Deferred policy acquisition costs for traditional life business are amortized over the premium-paying periods of the related policies, in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue. Deferred policy acquisition costs of other business lines are generally amortized over the life of the insurance contract or at a constant rate based upon the present value of estimated gross profits expected to be realized. For certain property and casualty lines, acquisition costs (commissions and premium taxes) have been deferred to the extent recoverable from future earned premiums and are amortized ratably over the terms of the related policies. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income, and, if not recoverable, are charged to expense. All other acquisition expenses are charged to operations as incurred.

     Separate and variable accounts primarily represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets of these accounts are generally carried at market value. Amounts assessed to the contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

     Other receivables include receivables related to retrospectively rated policies on property-casualty business, net of allowance for estimated uncollectible amounts.

     Insurance policy and claims reserves represent liabilities for future insurance policy benefits. Insurance reserves for traditional life insurance, annuities, and accident and health policies have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 2.5% to 10%, including adverse deviation. These assumptions consider Company experience and industry standards and may be revised if it is determined that future experience will differ substantially from that previously assumed. Property-casualty reserves include (1) unearned premiums representing the unexpired portion of policy premiums, and (2) estimated provisions for both reported and unreported claims incurred and related expenses. The reserves are adjusted regularly based on experience. Included in the insurance policy and claims reserves in the Consolidated Statement of Financial Position at December 31, 1996 and 1995 are $1.568 billion and $778 million, respectively, of property-casualty loss reserves related to workers' compensation that have been discounted using an interest rate of 5%.

     In determining insurance policy and claims reserves, the Company carries on a continuing review of its overall position, its reserving techniques and its reinsurance. Reserves for property-casualty insurance losses represent the estimated ultimate cost of all incurred claims and claim adjustment expenses. Since the reserves are based on estimates, the ultimate liability may be more or less than such reserves. The effects of changes in such estimated reserves are included in the results of operations in the period in which the estimates are changed. Such changes may be material to the results of operations and could occur in a future period.

     Contractholder funds represent receipts from the issuance of universal life, pension investment and certain individual annuity contracts. Such receipts are considered deposits on investment contracts that do not have substantial mortality or morbidity risk. Account balances are increased by deposits received and interest credited and are reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Calculations of contractholder account balances for investment contracts reflect lapse, withdrawal and interest rate assumptions (ranging from 3.8% to 8.6%) based on contract provisions, the Company's experience and industry standards. Contractholder funds also include other funds that policyholders leave on deposit with the Company. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the Company's credit risk and the expected timing of cash flows.

     Permitted Statutory Accounting Practices. The Company's insurance subsidiaries are domiciled principally in Connecticut and Massachusetts and prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of those states. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners as well as state laws, regulations, and general administrative rules. The impact of any accounting practices not so prescribed on statutory surplus is not material.

     CONSUMER FINANCE SERVICES

     Finance related interest and other charges are recognized as income using the constant yield method. Allowances for losses are established by direct charges to income in amounts sufficient to maintain the allowance at a level management determines to be adequate to cover losses in the portfolio. The allowance fluctuates based upon continual review of the loan portfolio and current economic conditions. For financial reporting purposes, finance receivables are considered delinquent when they are 60 days or more contractually past due. Income stops accruing on finance receivables when they are 90 days contractually past due. If payments are made on a finance receivable that is not accruing income, and the receivable is no longer 90 days contractually past due, the accrual of income resumes. Finance receivables are charged against the allowance for losses when considered uncollectible. Personal loans are considered uncollectible when payments are six months contractually past due and six months past due on a recency of payment basis. Loans that are twelve months contractually past due regardless of recency of payment are charged off. Recoveries on losses previously charged to the allowance are credited to the allowance at the time of recovery. Consideration of whether to proceed with foreclosure on loans secured by real estate begins when a loan is 60 days past due on a contractual basis. Real estate credit losses are recognized when the title to the property is obtained.

     Fees received and direct costs incurred for the origination of loans are deferred and amortized over the contractual lives of the loans as part of interest income. The remaining unamortized balances are reflected in interest income at the time that the loans are paid in full, renewed or charged off.

2.   Business Acquisitions
     ---------------------

     Acquisition of Aetna P&C

     As discussed in Note 1, on April 2, 1996 TAP purchased from Aetna all of the outstanding capital stock of ACSC and SFIC. To finance the purchase price and transaction costs of $4.16 billion and capital contributions of $710 million to Aetna P&C, TAP borrowed $2.65 billion from a syndicate of banks under a five-year revolving credit facility (the Credit Facility) and sold approximately 33 million shares of its Class A Common Stock representing approximately 9% of its outstanding common stock (at that time) to four private investors, including Aetna, for an aggregate of $525 million. The Travelers Insurance Group Inc. (TIGI), a wholly owned subsidiary of the Company, acquired approximately 328 million shares of Class B Common Stock of TAP in exchange for contributing the outstanding capital stock of Travelers Indemnity and a capital contribution of approximately $1.14 billion. In addition, TRV purchased from TAP $540 million of Series Z Preferred Stock of TAP. Approximately $18 million of the purchase price was funded through the settlement of receivables from Aetna.

     On April 23, 1996, TAP sold in a public offering approximately 39 million shares of its Class A Common Stock, representing approximately 9.75% of its outstanding common stock, for total proceeds of $928 million. During the second quarter TAP sold in public offerings $700 million in long-term notes (see Note 10) and through subsidiary trusts $900 million in Trust Preferred Securities (see Note 14). The aggregate proceeds from the above offerings of $2.528 billion, together with the proceeds from the issuance by TAP of approximately $700 million of commercial paper, were used to repay in full the borrowings under the Credit Facility and to redeem in full TAP's Series Z Preferred Stock.

     The assets and liabilities of Aetna P&C are reflected in the Consolidated Statement of Financial Position at December 31, 1996 on a fully consolidated basis at management's best estimate of their fair values at the acquisition date, based on currently available information. Evaluation and appraisal of assets and liabilities is continuing and allocation of the purchase price may be adjusted. The excess of the purchase price over the estimated fair value of net assets is approximately $1.16 billion and is being amortized over 40 years.

     During 1996, TAP recorded charges related to the acquisition and integration of Aetna P&C. These charges resulted primarily from anticipated costs of the acquisition and the application of TAP's strategies, policies and practices to Aetna P&C reserves and include: $229.1 million after tax and minority interest ($430 million before tax and minority interest) in reserve increases, net of reinsurance, related primarily to cumulative injury claims other than asbestos (CIOTA); $98.6 million after tax and minority interest ($185 million before tax and minority interest) in provisions for reinsurance recoverable and other receivables; and an $18.7 million after tax and minority interest ($35 million before tax and minority interest) provision for lease and severance costs of Travelers Indemnity related to the restructuring plan for the acquisition. In addition the Company recognized a gain of $363 million (before and after tax) from the issuance of shares of Class A Common Stock by TAP and such gain is not reflected in the pro forma financial information below.

     The unaudited pro forma condensed results of operations presented below assume the above transactions had occurred at the beginning of each of the periods presented:

     (in millions expect per share amounts)            1996          1995
     ----------------------------------------------------------------------
     Revenues                                        $ 22,945      $ 21,890

     Income from continuing operations               $  2,062      $  1,227

     Net income                                      $  2,093      $  1,433

        Continuing operations                        $   3.08      $   1.80

        Net income                                   $   3.13      $   2.13

     Excluding the charges discussed above associated with the acquisition of Aetna P&C, which total $346.4 million after tax and minority interest, pro forma income from continuing operations and net income would have been $2.41 billion and $2.44 billion, respectively, or $3.62 per share and $3.67 per share, respectively, for the year ended December 31, 1996. Historical results of Aetna P&C in 1995 include charges of $1.085 billion ($705 million after tax) representing an addition to environmental-related and asbestos-related claims reserves.

     The above unaudited pro forma condensed financial information is not necessarily indicative either of the results of operations that would have occurred had this transaction been consummated at the beginning of the periods presented or of future operations of the combined companies.

     Supplemental Information to the Consolidated Statement of Cash Flows Relating to the Acquisition of Aetna P&C

     (millions)
                                                                    1996
                                                                  --------
     Assets and liabilities of business acquired:
       Invested assets                                            $ 13,899
       Reinsurance recoverables and other assets                    10,409
       Insurance policy and claim reserves                         (18,240)
       Other liabilities                                            (1,908)
       --------------------------------------------------------------------
         Cash payment related to business acquisition             $  4,160
       ====================================================================
     Acquisition of Shearson Business

     In July 1993, Smith Barney acquired the domestic retail brokerage and asset management businesses (the Shearson Businesses) of Shearson Lehman Brothers Holdings Inc., a subsidiary of American Express Company (American Express). In addition to the amounts paid in 1993, Smith Barney has agreed to pay American Express additional amounts that are contingent upon the new unit's performance (Contingent Consideration), consisting of up to $50 million per year for three years based on Smith Barney's revenues and 10% of Smith Barney's after-tax profits in excess of $250 million per year over a five-year period. Contingent Consideration paid during 1996, 1995 and 1994 amounted to $110 million, $76 million and $69 million, respectively. The 1996 payment includes a final payout of Contingent Consideration based on revenues. The Contingent Consideration is being accounted for prospectively, as additional purchase price, which will result in amortization over periods of up to 20 years.

3.   Disposition of Subsidiaries and Discontinued Operations
     -------------------------------------------------------

     During 1996, gains on sale of subsidiaries and affiliates totaled $397 million pre-tax and consisted of the sale in April of approximately 18% of TAP ($363 million) and a net gain from the disposition of certain investment advisory affiliates, including RCM Capital Management, a California Limited Partnership (RCM) ($34 million).

     During 1994, gains on sale of subsidiaries and affiliates totaled $226 million pre-tax and consisted of the sale in December of American Capital Management & Research Inc. (American Capital) ($162 million), the sale in November of Smith Barney's investment in HG Asia Holdings Ltd. ($34 million), and the sale in October of Bankers and Shippers Insurance Company ($30 million).

     Transport Spin-off

     On September 29, 1995, the Company made a pro rata distribution to the Company's stockholders of shares of Class A Common Stock, $.01 par value per share, of Transport Holdings Inc. (Holdings), which at the time was a wholly owned subsidiary of the Company, and the indirect owner of Transport Life Insurance Company. The results of Holdings were included in income from continuing operations through September 29, 1995, the spin-off date.

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

     In October 1995, the Company completed the sale of its ownership in MetraHealth to United HealthCare Corporation. Gross proceeds to the Company in 1995 were $831 million in cash, and the Company recognized a gain in 1995 of $110 million after tax ($165 million pre-tax). During 1996 the Company received a contingency payment (based on MetraHealth's 1995 results) and recognized a gain in 1996 of $31 million after tax ($48 million pre-tax). Both of these gains are reflected in discontinued operations.

     All of the businesses sold to MetLife or contributed to MetraHealth have been accounted for as a discontinued operation. Revenues from discontinued operations for the years ended December 31, 1995 and 1994 amounted to $1.040 billion and $3.522 billion, respectively. Revenues in 1996 were immaterial.

4.   Business Segment Information
     ----------------------------

     The Company is a diversified financial services company engaged in investment services, life and property and casualty insurance services and consumer finance. The following table presents certain information regarding these industry segments:

     (millions)                                         1996            1995             1994
                                                     ----------      ----------       ----------
     Revenues
     Investment Services                             $    7,802      $    6,808       $    5,690
     Life Insurance Services                              3,765           3,858            3,488
     Property & Casualty Insurance Services               8,224           4,545            4,538
     Consumer Finance Services                            1,411           1,354            1,239
     Corporate and Other                                    143              18              (12)
                                                     ----------      ----------       ----------
                                                     $   21,345      $   16,583       $   14,943
                                                     ==========      ==========       ==========

     Income from continuing operations
       before income taxes and minority interest
     Investment Services                             $    1,463      $    1,028       $      732
     Life Insurance Services                              1,009             893              651
     Property & Casualty Insurance Services                 512             595              307
     Consumer Finance Services                              343             378              356
     Corporate and Other                                     71            (373)            (172)
                                                     ----------      ----------       ----------
                                                     $    3,398      $    2,521       $    1,874
                                                     ==========      ==========       ==========

     Income from continuing operations
     Investment Services                             $      889      $      599       $      422
     Life Insurance Services                                653             581              421
     Property & Casualty Insurance Services
       (after minority interest of $47 in 1996)             362             453              249
     Consumer Finance Services                              223             246              227
     Corporate and Other                                    173            (251)            (162)
                                                     ----------      ----------       ----------
                                                     $    2,300      $    1,628       $    1,157
                                                     ==========      ==========       ==========
     Identifiable assets
     Investment Services                             $   51,245      $   40,976       $   45,618
     Life Insurance Services                             40,329          37,912           33,151
     Property & Casualty Insurance Services              49,779          23,647           22,007
     Consumer Finance Services                            9,061           8,196            7,729
     Corporate and Other                                    653           3,185            6,136
                                                     ----------      ----------       ----------
                                                     $  151,067      $  113,916       $  114,641
                                                     ==========      ==========       ==========

     The Investment Services segment consists of investment banking, securities brokerage, asset management and other financial services provided through Smith Barney and its subsidiaries for all years presented, and in 1994 only, the investment management services provided by RCM (sold in June
     1996) and the mutual fund management and distribution services provided through American Capital (sold in December 1994, see Note 3).

     The Life Insurance Services segment includes individual and group life insurance, accident and health insurance, annuities and investment products, which are offered primarily through The Travelers Insurance Company, The Travelers Life and Annuity Company and Primerica Financial Services (PFS).

     The Property & Casualty Insurance Services segment provides property-casualty insurance, including workers' compensation, liability, automobile, property and commercial multi-peril to businesses and other institutions and automobile and homeowners insurance to individuals. Property-casualty insurance policies are issued primarily by subsidiaries of the Company's newly formed majority-owned subsidiary Travelers Property Casualty Corp. and its property-casualty insurance subsidiaries, including Travelers Indemnity, Gulf Insurance Company, ACSC and SFIC.

     The Consumer Finance Services segment includes consumer lending (including secured and unsecured personal loans, real estate-secured loans and consumer goods financing) and credit cards. Also included in this segment are credit-related insurance services provided through American Health and Life Insurance Company (AHL) and its affiliate.

     Corporate and Other consists of corporate staff and treasury operations, certain corporate income and expenses that have not been allocated to the operating subsidiaries, including gains and losses from the sale of stock of subsidiaries and affiliates. RCM, the remaining component of what were the Mutual Funds and Asset Management operations in 1994, is reported as part of Corporate and Other in 1995 and through its date of sale in 1996.

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

     The amortized cost and estimated market values of investments in fixed maturities were as follows:

     December 31, 1996                                                                     Gross Unrealized
                                                                          Amortized     -----------------------        Market
      (millions)                                                            Cost         Gains          Losses         Value
                                                                          --------      --------       --------       --------
     Available for sale:
          Mortgage-backed securities-principally obligations of U.S.
              Government agencies                                         $  8,416      $    146       $    (38)      $  8,524

          U.S. Treasury securities and obligations of
              U.S. Government corporations and agencies                      3,757           102            (11)         3,848

          Obligations of states and political subdivisions                   5,254           124            (31)         5,347

          Debt securities issued by foreign governments                      1,161            41             (4)         1,198

          Corporate securities                                              24,636           462            (70)        25,028
                                                                          ----------------------------------------------------
                                                                          $ 43,224      $    875       $   (154)      $ 43,945
                                                                          ====================================================

     Held to maturity, principally mortgage-backed securities             $     53      $      9       $   --         $     62
                                                                          ====================================================

     December 31, 1995                                                                     Gross Unrealized
                                                                          Amortized     -----------------------        Market
      (millions)                                                            Cost         Gains          Losses         Value
                                                                          --------      --------       --------       --------
     Available for sale:
          Mortgage-backed securities-principally obligations of U.S.
              Government agencies                                         $  5,936      $    169       $    (20)      $  6,085

          U.S. Treasury securities and obligations of
              U.S. Government corporations and agencies                      2,653           195           --            2,848

          Obligations of states and political subdivisions                   3,993           110            (11)         4,092

          Debt securities issued by foreign governments                        433            20           --              453

          Corporate securities                                              16,569           619            (22)        17,166
                                                                          ----------------------------------------------------
                                                                          $ 29,584      $  1,113       $    (53)      $ 30,644
                                                                          ====================================================

     Held to maturity, principally mortgage-backed securities             $     68      $     11       $   --         $     79
                                                                          ====================================================

     The amortized cost and estimated market value at December 31, 1996 by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                   Estimated
     (millions)                                      Amortized       Market
                                                       Cost          Value
                                                     --------      --------
     Due in one year or less                         $  2,003      $  2,012
     Due after one year through five years             10,962        11,095
     Due after five years through ten years            10,249        10,409
     Due after ten years                               11,594        11,905
                                                     --------      --------
                                                       34,808        35,421
     Mortgage-backed securities                         8,469         8,586
                                                     --------      --------
                                                     $ 43,277      $ 44,007
                                                     ========      ========

     Realized gains and losses on fixed maturities for the years ended December 31, were as follows:

     (millions)                               1996        1995        1994
                                             ------      ------      ------
     Realized gains
       Pre-tax                               $  231      $  157      $   52
                                             ------      ------      ------
       After-tax                             $  150      $  102      $   34
                                             ------      ------      ------
     Realized losses
       Pre-tax                               $  361      $  244      $  201
                                             ------      ------      ------

       After-tax                             $  235      $  159      $  131
                                             ------      ------      ------

     Net realized gains on equity securities and other investments, after-tax, amounted to $120 million, $155 million and $18 million for the years ended December 31, 1996, 1995 and 1994, respectively. Net unrealized gains (losses) on equity securities at December 31, 1996 and 1995 were $44 million and $97 million, respectively.

     The Company had industry concentrations of corporate bonds and short-term investments at December 31 as follows:

     (millions)                                       1996           1995
                                                    --------       --------
     Finance                                        $  4,399       $  2,342
     Banking                                        $  4,252       $  2,138
     Electric utilities                             $  2,268       $  1,582
     Oil and gas                                    $  1,533       $  1,362

     At December 31, significant concentrations of mortgage loans and real estate were for properties located in highly populated areas in the states listed below:

                                   Mortgage Loans           Real Estate
                                 ------------------      ------------------
     (millions)                   1996        1995        1996        1995
                                 ------      ------      ------      ------
     California                  $  811      $1,121      $  393      $   51
     New York                    $  390      $  429        --        $   49
     Florida                     $  283      $  323      $   49      $   17
     Texas                       $  283      $  300      $   36      $   56
     Massachusetts               $  276      $  111      $   17      $    4
     Illinois                    $  182      $  203      $   81      $   58
     Virginia                    $  247      $  194      $ --        $ --

     Other mortgage loan and real estate investments are dispersed throughout the United States, with no combined holdings in any other state exceeding $200 million.


     Aggregate annual maturities on mortgage loans are as follows:

     (millions)

     Past maturity                                                  $    82
     1997                                                               462
     1998                                                               438
     1999                                                               538
     2000                                                               556
     2001                                                               277
     Thereafter                                                       1,459
                                                                   --------
                                                                   $  3,812
                                                                   ========

6.   Securities Borrowed, Loaned and Subject to Repurchase Agreements
     ----------------------------------------------------------------

     Securities borrowed or purchased under agreements to resell, at their respective carrying values, consisted of the following at December 31:

     (millions)                                        1996          1995
                                                     --------      --------

     Resale agreements                               $ 16,345      $ 12,087
     Deposits paid for securities borrowed              8,935         7,514
                                                     --------      --------
                                                     $ 25,280      $ 19,601
                                                     ========      ========

     Securities loaned or sold under agreements to repurchase, at their respective carrying values, consisted of the following at December 31:

     (millions)                                        1996          1995
                                                     --------      --------

     Repurchase agreements                           $ 19,650      $ 17,183
     Deposits received for securities loaned            4,799         3,436
                                                     --------      --------
                                                     $ 24,449      $ 20,619
                                                     ========      ========

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

     Deposits paid for securities borrowed (securities borrowed) and deposits received for securities loaned (securities loaned) are recorded at the amount of cash advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary.

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

     Brokerage receivables and brokerage payables, which arise in the normal course of business, consisted of the following at December 31:

     (millions)                                        1996          1995
                                                     --------      --------

     Receivables from customers                      $  6,981      $  6,048
     Receivables from brokers and dealers                 324           511
                                                     --------      --------
       Total brokerage receivables                   $  7,305      $  6,559
                                                     ========      ========


     Payables to customers                           $  5,588      $  4,176
     Payables to brokers and dealers                      221           227
                                                     --------      --------
       Total brokerage payables                      $  5,809      $  4,403
                                                     ========      ========

8.   Trading Securities
     ------------------

     Trading securities at market value consisted of the following at December
     31:

                                                                         1996                       1995
                                                                -----------------------    ------------------------
                                                                             Securities                  Securities
                                                                               Sold                        Sold
     (millions)                                                 Securities    Not Yet      Securities     Not Yet
                                                                  Owned      Purchased        Owned      Purchased
                                                                  -----      ---------        -----      ---------

     Obligations of U.S. Government and agencies                $  6,564      $  7,388      $  4,224      $  3,493

     Corporate debt                                                2,841           348         2,019           385

     State and municipal obligations                                 818             6           698            10


     Commercial paper and other short-term debt                      958             2           815             1


     Corporate convertibles, equities and other securities         1,284           634         1,228           674
                                                                --------      --------      --------      --------
                                                                $ 12,465      $  8,378      $  8,984      $  4,563
                                                                ========      ========      ========      ========

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

9.   Consumer Finance Receivables
     ----------------------------

     Consumer finance receivables, net of unearned finance charges of $635 million and $690 million at December 31, 1996 and 1995, respectively, consisted of the following:

     (millions)                                      1996           1995
                                                   --------       --------
     Real estate-secured loans                     $  3,457       $  2,957
     Personal loans                                   3,200          3,051
     Credit cards                                       907            762
     Sales finance and other                            507            468
                                                   --------       --------
     Consumer finance receivables                     8,071          7,238
     Accrued interest receivable                         54             47
     Allowance for credit losses                       (240)          (193)
                                                   --------       --------
     Net consumer finance receivables              $  7,885       $  7,092
                                                   ========       ========

     An analysis of the allowance for credit losses on consumer finance receivables at December 31, was as follows:

     (millions)                                                    1996            1995            1994
                                                                 --------        --------        --------
     Balance, January 1                                          $    193        $    182        $    168
     Provision for consumer finance credit losses                     260             171             152
     Amounts written off                                             (245)           (188)           (163)
     Recovery of amounts previously written off                        26              27              25
     Allowance on receivables purchased                                 6               1            --
                                                                 --------        --------        --------
     Balance, December 31                                        $    240        $    193        $    182
                                                                 --------        --------        --------
     Net outstandings                                            $  8,071        $  7,238        $  6,885
                                                                 --------        --------        --------
     Allowance for credit losses as a % of net outstandings          2.97%           2.66%           2.64%
                                                                 ========        ========        ========

     Contractual maturities of receivables before deducting unearned finance charges and excluding accrued interest were as follows:

                                   Receivables
                                   Outstanding                                                                   Due
      (millions)                   December 31,      Due            Due            Due            Due            After
                                      1996           1997           1998           1999           2000           2000
                                    --------       --------       --------       --------       --------       --------
     Real-estate secured loans      $  3,505       $    193       $    199       $    211       $    252       $  2,650
     Personal loans                    3,710          1,137            996            747            431            399
     Credit cards                        905             67             63             58             53            664
     Sales finance and other             586            343            117             57             46             23
                                    --------       --------       --------       --------       --------       --------
                                    $  8,706       $  1,740       $  1,375       $  1,073       $    782       $  3,736
                                    --------       --------       --------       --------       --------       --------
     Percentage                          100%            20%            16%            12%             9%            43%
                                    ========       ========       ========       ========       ========       ========

     Contractual terms average 16 years on real estate-secured loans (excluding call provisions) and 4 years on personal loans. Experience has shown that a substantial amount of the receivables will be renewed or repaid prior to contractual maturity dates. Accordingly, the foregoing tabulation should not be regarded as a forecast of future cash collections.

     The Company has a geographically diverse consumer finance loan portfolio. At December 31, the distribution by state was as follows:

                                                          1996         1995
                                                         ------       ------
     Ohio                                                  11%          12%
     North Carolina                                         9%          10%
     Pennsylvania                                           6%           7%
     California                                             6%           5%
     South Carolina                                         6%           6%
     Texas                                                  5%           5%
     Tennessee                                              5%           5%
     All other states*                                     52%          50%
                                                         ------       ------
                                                          100%         100%
                                                         ======       ======

* In 1996 none of the remaining states individually accounts for more than 5% of total consumer finance receivables.

     The estimated fair value of the consumer finance receivables portfolio depends on the methodology selected to value such portfolio (i.e., exit value versus entry value). Exit value represents a valuation of the portfolio based upon sales of comparable portfolios which takes into account the value of customer relationships and the current level of funding costs. Under the exit value methodology, the estimated fair value of the receivables portfolio at December 31, 1996 is approximately $671 million above the recorded carrying value. Entry value is determined by comparing the portfolio yields to the yield at which new loans are being originated. Under the entry value methodology, the estimated fair value of the receivables portfolio at December 31, 1996 is approximately equal to the aggregate carrying value due to the increase in variable rate receivables whose rates are periodically reset and the fact that the average yield on fixed rate receivables is approximately equal to that on new fixed rate loans made at year-end 1996. Fair values included in Note 20 are based on the exit value methodology.

10.  Debt
     ----

     Investment banking and brokerage borrowings

     Investment banking and brokerage borrowings consisted of the following at December 31:

     (millions)                                             1996         1995
                                                          --------     --------

     Commercial paper                                     $  3,028     $  2,401
     Uncollateralized borrowings                               189          399
     Collateralized borrowings                                --            155
                                                          --------     --------
                                                          $  3,217     $  2,955
                                                          ========     ========

     Weighted average interest rate at end of period          5.74%        5.86%


     Investment banking and brokerage borrowings are short-term and include commercial paper, collateralized borrowings and uncollateralized borrowings used to finance Smith Barney's operations, including the securities settlement process. The collateralized and uncollateralized borrowings bear interest at fluctuating rates based primarily on the Federal Funds interest rate. Smith Barney has a commercial paper program that consists of both discounted and interest bearing paper. Smith Barney also has substantial borrowing arrangements consisting of facilities that it has been advised are available, but where no contractual lending obligation exists.

     At December 31, 1995, the market value of the securities pledged as collateral for short-term brokerage borrowings was $171 million.

     Short-term borrowings

     At December 31, short-term borrowings consisted of commercial paper outstanding with weighted average interest rates as follows:

                                                     1996                                1995
                                          ----------------------------        -----------------------------
     (millions)                           Outstanding    Interest Rate        Outstanding     Interest Rate
                                          -----------    -------------        -----------     -------------
     Commercial Credit Company              $  1,482          5.55%            $  1,394          5.86%
     Travelers Property Casualty Corp.            25          5.64%                --            --
     The Travelers Insurance Company              50          5.53%                  74          5.84%
                                            --------                           --------
                                            $  1,557                           $  1,468
                                            ========                           ========

     TRV, Commercial Credit Company (CCC), TAP and The Travelers Insurance Company (TIC) issue commercial paper directly to investors. Each maintains unused credit availability under its respective bank lines of credit at least equal to the amount of its outstanding commercial paper. Each may borrow under its revolving credit facilities at various interest rate options and compensates the banks for the facilities through commitment fees.

     TRV, CCC and TIC have an agreement with a syndicate of banks to provide $1.0 billion of revolving credit, to be allocated to any of TRV, CCC or TIC. The participation of TIC in this agreement is limited to $250 million. The revolving credit facility consists of five-year revolving credit facility which expires in June 2001. At December 31, 1996, $250 million was allocated to TRV, $650 million was allocated to CCC, and $100 million was allocated to TIC. Under this facility, the Company is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). At December 31, 1996, this requirement was exceeded by approximately $4.3 billion. At December 31, 1996 there were no borrowings outstanding under this facility.

     At December 31, 1996, CCC also had a committed and available revolving credit facility on a stand-alone basis of $1.5 billion, which expires in 2001.

     CCC is limited by covenants in its revolving credit agreements as to the amount of dividends and advances that may be made to its parent or its affiliated companies. At December 31, 1996, CCC would have been able to remit $308 million to the parent under its most restrictive covenants.

     As discussed in Note 2, during the first quarter of 1996 TAP entered into a five-year revolving credit facility in the amount of $2.65 billion with a syndicate of banks. The Credit Facility was used to finance in part the purchase of Aetna P&C. All borrowings under the Credit Facility have been repaid in full. The Credit Facility was subsequently amended to extend the maturity to December 2001 and reduce the amount available to $500 million, none of which is currently utilized. Under the Credit Facility TAP is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). At December 31, 1996, this requirement was exceeded by approximately $2.8 billion.

     The carrying value of short-term borrowings approximates fair value.

     Long-term debt

     At December 31, long-term debt was as follows:

                                               Weighted
                                                Average
     (millions)                               Coupon Rate    Maturities      1996         1995
                                              -----------    ----------      ----         ----
     Travelers Group Inc.
          Senior Notes                           7.34%       1997-2025     $  1,848      $  1,948
          Other(a)                                                               55            94
     Commercial Credit Company
          Senior Notes                           7.09%       1997-2025        5,750         5,200
     Smith Barney Holdings Inc.
          Senior Notes                           6.64%       1997-2006        2,369         1,875
     Travelers Property Casualty Corp.
          Senior Notes                           6.83%       1999-2026        1,250          --
          Other(b)                                                               (1)         --
     The Travelers Insurance Group Inc.
          Other(c)                                                               56            73
                                                                           --------      --------
     Total
          Senior Notes                                                     $ 11,217      $  9,023
          Other                                                                 110           167
                                                                           --------      --------
                                                                           $ 11,327      $  9,190
                                                                           ========      ========

     (a) Unamortized premium of $20 million in 1996 and $27 million in 1995; and an ESOP note guarantee of $35 million in 1996 and $67 million in 1995.

     (b)  Unamortized discount.

     (c)  Principally 12% GNMA/FNMA-collateralized obligations.

     Smith Barney has a $1.0 billion revolving credit agreement with a bank syndicate that extends through May 1999, and has a $500 million, 364-day revolving credit agreement with a bank syndicate that extends through May 1997. Any amounts outstanding on the 364-day revolving credit agreement's termination date of May 1997 are due in May 1998. As of December 31, 1996, there were no borrowings outstanding under either facility.

     Smith Barney is limited by covenants in its revolving credit facility as to the amount of dividends that may be paid to TRV. At December 31, 1996, Smith Barney would have been able to remit approximately $659 million to TRV under its most restrictive covenants.

     Aggregate annual maturities for the next five years on long-term debt obligations (based on final maturity dates) excluding principal payments on the ESOP loan obligation and the 12% GNMA/FNMA-collateralized obligations, are as follows:

     (millions)                               1997          1998          1999          2000          2001      Thereafter (a)
                                            --------      --------      --------      --------      --------    --------------
     Travelers Group Inc.                   $    185      $    250      $    100      $    200      $   --        $  1,113
     Commercial Credit Company                   350           300           350           750           700         3,300
     Smith Barney Holdings Inc.                  200           150           350           500           294           875
     Travelers Property Casualty Corp.          --            --             400          --             500           350
                                            --------      --------      --------      --------      --------      --------
                                            $    735      $    700      $  1,200      $  1,450      $  1,494      $  5,638
                                            ========      ========      ========      ========      ========      ========

     (a) Includes $450 million redeemable at option of holders during 1999 at face amount.

     The fair value of the Company's long-term debt is estimated based on the quoted market price for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities. At December 31, 1996 the carrying value and the fair value of the Company's long-term debt were:

     (millions)                                      Carrying       Fair
                                                      Value         Value
                                                     --------      --------
     Travelers Group Inc.                            $  1,903      $  1,926
     Commercial Credit Company                          5,750         5,888
     Smith Barney Holdings Inc.                         2,369         2,374
     Travelers Property Casualty Corp.                  1,249         1,246
     The Travelers Insurance Group Inc.                    56            62
                                                     --------      --------
                                                     $ 11,327      $ 11,496
                                                     ========      ========

11.  Insurance Policy and Claims Reserves
     ------------------------------------

     Insurance policy and claims reserves consisted of the following at December 31:

     (millions)                                       1996           1995
                                                    --------       --------
     Benefit and loss reserves:
       Property-casualty                            $ 29,967       $ 14,715
       Accident and health                               928            754
       Life and annuity                                8,555          8,663
     Unearned premiums                                 3,909          2,166
     Policy and contract claims                          585            622
                                                    --------       --------
                                                    $ 43,944       $ 26,920
                                                    ========       ========

     The table below is a reconciliation of beginning and ending property-casualty reserve balances for claims and claim adjustment expenses for the years ended December 31:

     (millions)                                                                 1996          1995           1994
                                                                              --------      --------       --------
     Claims and claim adjustment expense reserves
       at beginning of year                                                   $ 14,715      $ 13,872       $ 13,805
         Less reinsurance recoverables on unpaid losses                          4,613         3,621          3,615
                                                                              --------      --------       --------
     Net balance at beginning of year                                           10,102        10,251         10,190
                                                                              --------      --------       --------
     Provision for claims and claim adjustment expenses
       for claims arising in the current year                                    4,827         2,898          3,201
     Estimated claims and claim adjustment expenses for claims
       arising in prior years                                                      192          (227)          (248)
     Increase for purchase of Aetna P&C                                         11,752          --             --
                                                                              --------      --------       --------
             Total increases                                                    16,771         2,671          2,953
                                                                              --------      --------       --------
     Claims and claim adjustment expense payments for claims arising in:
         Current year                                                            1,858           887            989
         Prior years                                                             3,199         1,933          1,903
                                                                              --------      --------       --------
             Total payments                                                      5,057         2,820          2,892
                                                                              --------      --------       --------
     Net balance at end of year                                                 21,816        10,102         10,251
         Plus reinsurance recoverables on unpaid losses                          8,151         4,613          3,621
                                                                              --------      --------       --------
     Claims and claim adjustment expense reserves at end of year              $ 29,967      $ 14,715       $ 13,872
                                                                              --------      --------       --------

     In 1996 estimated claims and claim adjustment expenses for claims arising in prior years included $238 million of net favorable development in certain Commercial Lines and Personal Lines coverages. Also in 1996, estimated claims and claim adjustment expenses for claims arising in prior years included $430 million within Commercial Lines related to acquisition-related charges primarily related to CIOTA, insurance products involving financial guarantees, and assumed reinsurance. In addition, as a result of the Company's review of Aetna P&C's insurance reserves, Commercial Lines reserves were increased by $60 million and Personal Lines reserves were decreased by $60 million.

     In 1995, estimated claims and claim adjustment expenses for claims arising in prior years included favorable loss development in certain workers' compensation, general liability and commercial auto lines of approximately $150 million; however, since the business to which it relates is subject to premium adjustments on retrospectively rated policies, the net impact on results of operations is not significant. In addition, in 1995 estimated claims and claim adjustment expenses for claims arising in prior years included favorable loss development in Personal Lines of approximately $60 million.

     In 1994, estimated claims and claim adjustment expenses for claims arising in prior years included favorable loss development in Personal Lines automobile and homeowners coverage of $100 million, offset by unfavorable development of $100 million for Commercial Lines asbestos and environmental claims from 1985 and prior. In addition, in 1994 Commercial Lines experienced favorable prior year loss development in workers' compensation, other liability and commercial automobile product lines in its National Accounts business for post-1985 accident years. This favorable development amounted to $261 million; however, since the business to which it relates is subject to premium adjustments on retrospectively rated policies, the net impact on results of operations is not significant.

     The property-casualty claims and claim adjustment expense reserves include $2.315 billion and $806 million for asbestos and environmental related claims net of reinsurance at December 31, 1996 and 1995, respectively.

     It is difficult to estimate the reserves for environmental and asbestos-related claims due to the vagaries of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties. Conventional actuarial techniques are not used to estimate such reserves.

     For environmental claims, the Company estimates its financial exposure and establishes reserves based upon an analysis of its historical claim experience and the facts of the individual underlying claims. More specifically, the unique facts presented in each claim are evaluated individually and collectively. Due consideration is given to the many variables presented in each claim, as discussed above.

     The following factors are evaluated in projecting the ultimate reserve for asbestos-related claims: available insurance coverage; limits and deductibles; an analysis of each policyholder's potential liability; jurisdictional involvement; past and projected future claim activity; past settlement values of similar claims; allocated claim adjustment expense; potential role of other insurance, and applicable coverage defenses, if any. Once the gross ultimate exposure for indemnity and allocated claim adjustment expense is determined for a policyholder by policy year, a ceded projection is calculated based on any applicable facultative and treaty reinsurance. In addition, a similar review is conducted for asbestos property damage claims. However, due to the relatively minor claim volume, these reserves have remained at a constant level.

     As a result of these processes and procedures, the reserves carried for environmental and asbestos claims at December 31, 1996 are the Company's best estimate of ultimate claims and claim adjustment expenses, based upon known facts and current law. However, the conditions surrounding the final resolution of these claims continues to change. Currently, it is not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims. Such development will be impacted by future court decisions and interpretations and changes in Superfund and other legislation. Because of these future unknowns, additional liabilities may arise for amounts in excess of the current reserves. These additional amounts, or a range of these additional amounts, cannot now be reasonably estimated, and could result in a liability exceeding reserves by an amount that would be material to the Company's operating results in a future period. However, the Company believes that it is not likely that these claims will have a material adverse effect on the Company's financial condition or liquidity.

     The Company has a geographic exposure to catastrophe losses in certain North Atlantic states, California and South Florida. Catastrophes can be caused by various events including hurricanes, windstorms, earthquakes, hail, severe winter weather, explosions and fires, and the incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes and earthquakes may produce significant damage in large, heavily populated areas. The Company generally seeks to reduce its exposure to catastrophe through individual risk selection and the purchase of catastrophe reinsurance.

12.  Reinsurance
     -----------

     The Company's insurance operations participate in reinsurance in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and effect business-sharing arrangements. Life reinsurance is accomplished through various plans of reinsurance, primarily coinsurance, modified coinsurance and yearly renewable term. Property-casualty reinsurance is placed on both a quota-share and excess of loss basis. The property-casualty insurance subsidiaries also participate as a servicing carrier for, and a member of, several pools and associations. Reinsurance ceded arrangements do not discharge the insurance subsidiaries or the Company as the primary insurer, except for cases involving a novation.

     Reinsurance amounts included in the Consolidated Statement of Income were:

                                                         Ceded to
     (millions)                            Gross           Other          Net
                                           Amount        Companies       Amount
                                          --------       ---------      --------
     Year ended December 31, 1996
     ----------------------------

     Premiums
        Life insurance                    $  1,529       $   (296)      $  1,233
        Accident and health insurance          402            (98)           304
        Property-casualty insurance          7,902         (1,806)         6,096
                                          --------       --------       --------
                                          $  9,833       $ (2,200)      $  7,633
                                          ========       ========       ========

     Claims incurred                      $  8,389       $ (1,892)      $  6,497
                                          ========       ========       ========

     Year ended December 31, 1995
     ----------------------------

     Premiums
        Life insurance                    $  1,497       $   (272)      $  1,225
        Accident and health insurance          499            (87)           412
        Property-casualty insurance          4,752         (1,412)         3,340
                                          --------       --------       --------
                                          $  6,748       $ (1,771)      $  4,977
                                          ========       ========       ========

     Claims incurred                      $  5,806       $ (1,726)      $  4,080
                                          ========       ========       ========

     Year ended December 31, 1994
     ----------------------------

     Premiums
        Life insurance                    $  1,484       $   (288)      $  1,196
        Accident and health insurance          514            (89)           425
        Property-casualty insurance          5,052         (1,529)         3,523
                                          --------       --------       --------
                                          $  7,050       $ (1,906)      $  5,144
                                          ========       ========       ========

     Claims incurred                      $  5,725       $ (1,328)      $  4,397
                                          ========       ========       ========


     Reinsurance recoverables, net of valuation allowance, at December 31 include amounts recoverable on unpaid and paid losses and were as follows:

     (millions)                                        1996          1995
                                                     --------      --------
     Reinsurance Recoverables
     ------------------------
       Life business                                 $  1,521      $  1,804
       Property-casualty business:
         Pools and associations                         4,160         2,775
         Other reinsurance                              4,553         1,882
                                                     --------      --------
                                                     $ 10,234      $  6,461
                                                     ========      ========

     Included in Life business reinsurance recoverables at December 31, 1996 and 1995 is approximately $720 million and $929 million, respectively, of receivables from MetLife in connection with the sale of the group life business.

13.  Income Taxes
     ------------

     The provision for income taxes attributable to income from continuing operations (before minority interest) for the years ended December 31 was as follows:

     (millions)                        1996           1995           1994
                                     --------       --------       --------
     Current:
       Federal                       $    697       $    745       $    271
       Foreign                             33             19             22
       State                              114            110             80
                                     --------       --------       --------
                                          844            874            373
                                     --------       --------       --------
     Deferred:
       Federal                            221             24            335
       Foreign                              1              2              1
       State                              (15)            (7)             8
                                     --------       --------       --------
                                          207             19            344
                                     --------       --------       --------
                                     $  1,051       $    893       $    717
                                     ========       ========       ========

     The reconciliation of the federal statutory income tax rate to the Company's effective income tax rate applicable to income from continuing operations (before minority interest) for the years ended December 31 was as follows:

                                                   1996          1995          1994
                                                  ------        ------        ------
     Federal statutory rate                         35.0%         35.0%         35.0%
     Limited taxability of investment income        (2.9)         (3.1)         (3.5)
     State and foreign income taxes
       (net of federal income tax benefit)           1.9           2.7           2.7
     Issuance of stock by subsidiary                (3.9)         --            --
     Sale of subsidiaries                           --            --             2.9
     Other, net                                      0.8           0.8           1.2
                                                  ------        ------        ------
     Effective income tax rate                      30.9%         35.4%         38.3%
                                                  ======        ======        ======


     Tax benefits allocated directly to stockholders' equity for the years ended December 31, 1996, 1995 and 1994 were $175 million, $82 million and $35 million, respectively.

     Deferred income taxes at December 31 related to the following:

     (millions)                                           1996           1995
                                                        --------       --------
     Deferred tax assets:
       Differences in computing policy reserves         $  2,036       $  1,161
       Deferred compensation                                 350            295
       Employee benefits                                     212            266
       Investments                                            14           --
       Other deferred tax assets                             878            760
                                                        --------       --------
     Gross deferred tax assets                             3,490          2,482
                                                        --------       --------
     Valuation allowance                                     100            100
                                                        --------       --------
     Deferred tax assets after valuation allowance         3,390          2,382
                                                        --------       --------

     Deferred tax liabilities:
       Deferred policy acquisition costs and
         value of insurance in force                        (719)          (610)
       Investment management contracts                      (246)          (249)
       Investments                                          --              (90)
       Fixed assets                                         (117)           (48)
       Other deferred tax liabilities                       (238)          (296)
                                                        --------       --------
     Gross deferred tax liabilities                       (1,320)        (1,293)
                                                        --------       --------
     Net deferred tax asset                             $  2,070       $  1,089
                                                        ========       ========

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

     The net deferred tax asset, after the valuation allowance of $100 million, relates to temporary differences that are expected to reverse as net ordinary deductions. The Company will have to generate approximately $5.9 billion of taxable income, before the reversal of these temporary differences, primarily over the next 10-15 years, to realize the remainder of the deferred tax asset. Management expects to realize the remainder of the deferred tax asset based upon its expectation of future taxable income, after the reversal of these deductible temporary differences, of at least $1.5 billion annually. The Company has reported pre-tax financial statement income from continuing operations exceeding $2.5 billion, on average, over the last three years and has had taxable income of approximately $1.5 billion, on average, over the same period of time. At December 31, 1996, the Company has no ordinary or capital loss carryforwards.

14.  Preferred Stock and Stockholders' Equity
     ----------------------------------------

     Preferred stock
     The following table sets forth the Company's preferred stock outstanding at December 31:

                                       1996                      1995
                             ------------------------   ------------------------
                Liquidation                 Carrying                   Carrying
                Preference     Number        Value        Number        Value
                Per Share    of Shares     (millions)   of Shares     (millions)
                -----------  ------------------------   ------------------------
     Series A   $  250       1,200,000      $  300       1,200,000      $  300
     Series B   $   50            --          --         2,500,000         125
     Series D   $   50       7,500,000         375       7,500,000         375
                            ----------------------      ----------------------
                             8,700,000      $  675      11,200,000      $  800
                            ======================      ======================
     Series C   $53.25       3,085,612      $  164       4,406,431      $  235
                            ======================      ======================

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

     Series B

     During 1996, $125 million of liquidation value of the 5.50% Convertible Preferred Stock Series B (Series B Preferred) representing 2,499,945 shares of Series B Preferred was converted into 6,802,432 shares of common stock. Each share of the Series B Preferred was converted into 2.72109 shares of TRV common stock at a conversion price of $18.375 per share. The remaining 55 shares were redeemed for cash at $51.925 per share plus accrued and unpaid dividends.

     Series C

     In connection with the acquisition of The Travelers Corporation (old Travelers) in 1993, the Company converted the old Travelers $4.53 Series A ESOP Convertible Preference Stock which was issued to prefund old Travelers' matching obligations under its Employee Stock Ownership Plan
     (ESOP) into $4.53 Series C Convertible Preferred Stock (Series C Preferred) of the Company with a stated value and a liquidation preference of $53.25 per share. The Series C Preferred is convertible into one share of Travelers Group Inc. common stock for each $32.98 of stated value of Series C Preferred, subject to antidilution adjustments in certain circumstances. Each share of Series C Preferred is entitled to 2.61 votes on election of directors and all other matters submitted to a vote of stockholders. Dividends on the Series C Preferred are cumulative and accrue in the amount of $4.53 per annum per share. The Series C Preferred is redeemable at the option of the Company on or after January 1, 1998 (or earlier at the option of the holder under certain limited circumstances) at a redemption price of $53.25 per share plus accrued and unpaid dividends thereon to the date fixed for redemption.

     Series D

     Also in connection with the Company's acquisition of old Travelers, 7.5 million shares of 9 1/4% Series B Preference Stock of old Travelers were converted into 7.5 million shares of 9 1/4% Series D Preferred Stock (Series D Preferred) of the Company with a stated value and liquidation preference of $50 per share. The Series D Preferred is held in the form of depositary shares, with two depositary shares representing each preferred share. Annual dividends of $4.625 per share ($2.3125 per depositary share) are payable quarterly. Dividends are cumulative from the date of issue. The Series D Preferred is not redeemable prior to July 1, 1997. On and after July 1, 1997, the Series D Preferred is redeemable at the Company's option at a price of $50 per share (equivalent to $25 per depositary share), plus accrued and unpaid dividends, if any, to the redemption date.

     Mandatorily redeemable preferred securities of subsidiary trusts

     During 1996 the Company formed the following statutory business trusts under the laws of the state of Delaware. Each trust exists for the exclusive purposes of (i) issuing Trust Securities (both common and preferred) representing undivided beneficial interests in the assets of the Trust; (ii) investing the gross proceeds of the Trust Securities in Junior Subordinated Deferrable Interest Debentures (Subordinated Debentures) of its parent; and (iii) engaging in only those activities necessary or incidental thereto. These Subordinated Debentures and the related income effects are eliminated in the consolidated financial statements. At December 31, 1996 the following preferred securities of subsidiary trusts were outstanding:

                                                   Liquidation      Interest
     (in millions)                                    Value           Rate
                                                    --------        --------

     Travelers Capital I                            $    400          8.00%
     Travelers Capital II                                400         7 3/4%
     Travelers Capital III                               200         7 3/8%
                                                    --------
               Total TRV obligated                  $  1,000
                                                    --------

     Travelers P&C Capital I                        $    800          8.08%
     Travelers P&C Capital II                            100          8.00%
                                                    --------
               Total TAP obligated                  $    900
                                                    --------

     In October 1996 Travelers Capital I, a wholly owned subsidiary trust of TRV, issued 16 million 8% Trust Preferred Securities (the TRV I 8% Preferred Securities) with a liquidation preference of $25 per TRV I 8% Preferred Security to the public and 494,880 common securities to TRV, the proceeds of which were invested by Travelers Capital I in $412 million of 8% Junior Subordinated Deferrable Interest Debentures due 2036 issued by TRV (the TRV 8% Debentures). The $412 million of TRV 8% Debentures is the sole asset of Travelers Capital I. The TRV 8% Debentures mature on September 30, 2036 and are redeemable by TRV in whole or in part at any time after October 7, 2001. Travelers Capital I will use the proceeds from any such redemption to redeem a like amount of TRV I 8% Preferred Securities and common securities. Distributions on the TRV I 8% Preferred Securities and common securities are cumulative and payable quarterly in arrears.

     In December 1996 Travelers Capital II, a wholly owned subsidiary trust of TRV, issued 400 thousand 7 3/4% Trust Preferred Securities (the TRV II 7 3/4% Preferred Securities) with a liquidation preference of $1,000 per TRV II 7 3/4% Preferred Security to the public and 12,372 common securities to TRV, the proceeds of which were invested by Travelers Capital II in $412 million of 7 3/4% Junior Subordinated Deferrable Interest Debentures due 2036 issued by TRV (the TRV 7 3/4% Debentures). The $412 million of TRV 7 3/4% Debentures is the sole asset of Travelers Capital II. The TRV 7 3/4% Debentures mature on December 1, 2036 and are redeemable by TRV in whole or in part at any time after December 1, 2006. Travelers Capital II will use the proceeds from any such redemption to redeem a like amount of TRV II 7 3/4% Preferred Securities and common securities. The redemption price for TRV II 7 3/4% Preferred Securities and common securities for the ten year period beginning on December 1, 2006 is an amount representing a premium over the liquidation amount per TRV 7 3/4% Preferred Securities and common securities which declines annually to 100% of such liquidation amount for the period from December 1, 2016 and thereafter. Distributions on the TRV II 7 3/4% Preferred Securities and common securities are cumulative and payable semi-annually in arrears.

     In December 1996 Travelers Capital III, a wholly owned subsidiary trust of TRV, issued 200 thousand 7 5/8% Trust Preferred Securities (the TRV III 7 5/8% Preferred Securities; and collectively with the TRV I 8% Preferred Securities and the TRV II 7 3/4% Preferred Securities, the TRV Preferred Securities) with a liquidation preference of $1,000 per TRV III Preferred Security to the public and 6,186 common securities to TRV, the proceeds of which were invested by Travelers Capital III in $206 million of 7 5/8% Junior Subordinated Deferrable Interest Debentures due 2036 issued by TRV (the TRV 7 5/8% Debentures; and collectively with the TRV 8% Debentures and the TRV 7 3/4% Debentures, the TRV Debentures). The $206 million of TRV 7 5/8% Debentures is the sole asset of Travelers Capital III. The TRV 7 5/8% Debentures mature on December 1, 2036. Distributions on the TRV III 7 5/8% Preferred Securities and common securities are cumulative and payable semi-annually in arrears.

     TRV has guaranteed, on a subordinated basis, distributions and other payments due on each series of TRV Preferred Securities. The obligations of TRV with respect to the TRV Debentures, when considered together with certain undertakings of TRV with respect to Travelers Capital I, Travelers Capital II and Travelers Capital III, constitute full and unconditional guarantees by TRV of Travelers Capital I's, Travelers Capital II's and Travelers

     Capital III's obligations under the respective TRV Preferred Securities. The TRV Preferred Securities are classified in the Consolidated Statement of Financial Position as "TRV-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debt securities of TRV" at their liquidation value of $1.0 billion. TRV has the right, at any time, to defer payments of interest on the TRV Debentures and consequently the distributions on the TRV Preferred Securities and common securities would be deferred (though such distributions would continue to accrue with interest thereon since interest would accrue on the TRV Debentures) during any such extended interest payment period. TRV cannot pay dividends on its preferred and common stocks during such deferments. Distributions on the TRV Preferred Securities have been classified as interest expense in the Consolidated Statement of Income.

     In April 1996 Travelers P&C Capital I, a wholly owned subsidiary trust of TAP, issued 32 million 8.08% Trust Preferred Securities (the TAP I 8.08% Preferred Securities) with a liquidation preference of $25 per TAP I 8.08% Preferred Security to the public and 989,720 common securities to TAP, the proceeds of which were invested by Travelers P&C Capital I in $825 million of 8.08% Junior Subordinated Deferrable Interest Debentures due 2036 issued by TAP (the TAP 8.08% Debentures). The TAP 8.08% Debentures mature on April 30, 2036 and are redeemable by TAP in whole or in part at any time after April 30, 2001. Travelers P&C Capital I will use the proceeds from any such redemption to redeem a like amount of TAP I 8.08% Preferred Securities and common securities. Distributions on the TAP I 8.08% Preferred Securities and common securities are cumulative and payable quarterly in arrears.

     In May 1996 Travelers P&C Capital II, a wholly owned subsidiary trust of TAP issued 4 million 8% Trust Preferred Securities (the TAP II 8% Preferred Securities; and together with the TAP I 8.08% Preferred Securities, the TAP Preferred Securities) with a liquidation value of $25 per TAP II 8% Preferred Security to the public and 123,720 common securities to TAP, the proceeds of which were invested by Travelers P&C Capital II in $103 million of 8% Junior Subordinated Deferrable Interest Debentures issued by TAP (the TAP 8% Debentures; and together with the TAP 8.08% Debentures, the TAP Debentures). The TAP 8% Debentures mature on May 15, 2036 and are redeemable by TAP in whole or in part at any time after May 15, 2001. Travelers P&C Capital II will use the proceeds from any such redemption to redeem a like amount of TAP II 8% Preferred Securities and common securities. Distributions on the TAP II 8% Preferred Securities and common securities are cumulative and payable quarterly in arrears.

     TAP has guaranteed, on a subordinated basis, distributions and other payments due on each series of TAP Preferred Securities. The obligations of TAP with respect to the TAP Debentures when considered together with certain undertakings of TAP with respect to Travelers P&C Capital I and Travelers P&C Capital II constitute full and unconditional guarantees by TAP of Travelers P&C Capital I's and Travelers P&C Capital II's obligations under the respective TAP Preferred Securities. The TAP Preferred Securities are classified in the Consolidated Statement of Financial Position as "TAP-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debt securities of TAP" at their liquidation value of $900 million. TAP has the right, at any time, to defer payments of interest on the TAP Debentures and consequently the distributions on the TAP Preferred Securities and common securities would be deferred (though such distributions would continue to accrue with interest thereon since interest would accrue on the TAP Debentures during any such extended interest payment period.) TAP cannot pay dividends on its common stock during such deferments. Distributions on the TAP Preferred Securities have been classified as interest expense in the Consolidated Statement of Income.

     Stockholders' equity

     Common stock

     The Company has outstanding warrants to purchase shares of its common stock at an exercise price of $19.50 per common share, exercisable until July 31, 1998. These warrants are publicly traded and at December 31, 1996 and 1995 outstanding warrants would enable holders to purchase 7,496,518 shares and 7,498,532 shares, respectively, of common stock of the Company.

     At December 31, 1996, 12,478,593 shares of authorized common stock were reserved for convertible securities and warrants.

     Subsidiary capital

     The combined insurance subsidiaries' statutory capital and surplus at December 31, 1996 and 1995 was $9.046 billion and $5.873 billion, respectively, and is subject to certain restrictions imposed by state insurance departments as to the transfer of funds and payment of dividends. The combined insurance subsidiaries' net income, determined in accordance with statutory accounting practices, for the years ended December 31, 1996, 1995 and 1994 was $843 million (which includes $285 million for Aetna P&C in the first quarter of 1996), $745 million and $228 million, respectively.

     TIC is subject to various regulatory restrictions that limit the maximum amount of dividends available to its parent without prior approval of the Connecticut Insurance Department. A maximum of $507 million of statutory surplus is available in 1997 for such dividends without the prior approval of the Connecticut Insurance Department.

     TAP's insurance subsidiaries are subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to their parent without prior approval of insurance regulatory authorities. Dividend payments to TAP from its insurance subsidiaries are limited to $647 million in 1997 without prior approval of the Connecticut Insurance Department.

     Smith Barney's broker-dealer subsidiaries are subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. At December 31, 1996, the aggregate net capital of such broker-dealer subsidiaries was $1.216 billion, exceeding the net capital requirement by $1.060 billion.

     See Note 10 for additional restrictions on stockholders' equity.

15.  Incentive Plans
     ---------------

     The Company's stock option plans provide for the granting of stock options to officers and key employees of the Company and its participating subsidiaries. Options are granted at the fair market value of the Company's common stock at the time of grant for a period of ten years. Generally, options vest over a five-year period and are exercisable only if the optionee is employed by the Company. The plans also permit an employee exercising an option to be granted new options (reload options) in an amount equal to the number of common shares used to satisfy the exercise price and the withholding taxes due upon exercise. The reload options are granted for the remaining term of the related original option and vest over a six-month period. At December 31, 1996, 108,828,002 shares were available for future grant under option plans.

     Information with respect to stock options granted under the Company's option plans is as follows:

                                                   1996                           1995                           1994
                                         --------------------------     -------------------------      -------------------------
                                                          Weighted                       Weighted                       Weighted
                                                          Average                        Average                        Average
                                                          Exercise                       Exercise                       Exercise
                                           Shares          Price          Shares          Price          Shares          Price
                                         -----------      --------      -----------      --------      ----------       --------
     Outstanding, beginning of year      47,735,420       $  18.79      48,347,562       $  15.39      44,667,410       $  14.09
     Granted-original                     5,596,973       $  32.30       9,215,824       $  21.48       8,652,225       $  18.05
     Granted-reload                      20,513,592       $  36.26      15,023,586       $  24.62       3,613,475       $  17.90
     Forfeited                           (2,711,385)      $  18.23      (3,034,670)      $  17.10      (2,774,856)      $  15.92
     Exercised                          (28,141,204)     $  23.85      (21,816,882)     $  16.61       (5,810,692)      $  10.69
                                         -----------                    -----------                    ----------
     Outstanding, end of year            42,993,396       $  25.61      47,735,420       $  18.79      48,347,562       $  15.39
                                         ==========                     ==========                     ==========

     Exercisable at year end              9,300,384                      9,844,860                     16,898,566

     The following table summarizes information about stock options outstanding at December 31, 1996:

                            Options Outstanding                       Options Exercisable
                ---------------------------------------------     --------------------------
                                    Weighted         Weighted                      Weighted
     Range of                       Average          Average                       Average
     Exercise      Number          Remaining         Exercise       Number         Exercise
     Prices      Outstanding     Contractual Life     Price       Exercisable       Price
     -------     -----------     ----------------   ---------     -----------     ----------
      $0-$10       1,659,282       3.8 years        $   7.26       1,527,947      $     7.06
     $10-$20      17,755,103       6.9 years        $  16.12       5,209,117      $    16.29
     $20-$30       5,425,784       7.7 years        $  24.83       1,152,007      $    24.52
     $30-$40      14,686,768       6.6 years        $  35.30       1,409,258      $    32.46
     $40-$50       3,466,459       5.7 years        $  43.19           2,055      $    43.30
                  ----------                                      ----------
      $0-$50      42,993,396       6.7 years        $  25.61       9,300,384      $    18.25
                  ==========                                      ==========

     The Company applies Opinion 25 and related interpretations in accounting for its stock-based compensation plans. Since stock options under the Company's plans are issued at fair market value on the date of award, no compensation cost has been recognized for these awards.

     FAS No. 123 provides an alternative to Opinion 25 whereby fair values may be ascribed to options using a valuation model and amortized to compensation cost over the vesting period of the options. Had the Company applied FAS No. 123 in accounting for stock options, net income and net income per share would have been the pro forma amounts indicated below:

                                                     1996                          1995
                                           -------------------------     -------------------------
                                           In millions     Per Share     In millions     Per Share
                                           -----------     ---------     -----------     ---------
     Net income, as reported                $  2,331       $   3.50       $  1,834       $   2.76

     FAS No. 123 pro forma adjustments
       after-tax and minority interest           (51)          (.08)           (18)          (.03)
                                            --------       --------       --------       --------

     Net income, pro forma                  $  2,280       $   3.42       $  1,816       $   2.73
                                            ========       ========       ========       ========

     The pro forma adjustments relate to options granted during 1996 and 1995 for which a fair value on the date of grant was determined using the Black-Scholes option pricing model. No effect has been given to options granted prior to 1995.

     FAS No. 123 requires that reload options be treated as separate grants from the related original option grants. Under the Company's reload program, upon exercise of an option, employees generally tender previously owned shares to pay the exercise price and related tax withholding, and receive a reload option covering the same number of shares rendered for such purposes. New reload options vest over a six month period and are only granted if the Company's stock price has increased at least twenty percent over the exercise price of the option being reloaded. Reload options are intended to encourage employees to exercise options at an earlier date and to retain the shares so acquired, in furtherance of the Company's long-standing policy of encouraging increased employee stock ownership. The result of this program is that employees generally will exercise options as soon as they are able and, therefore, these options have shorter expected lives. Shorter option lives result in lower valuations using the Black-Scholes option model. However, such values are expensed more quickly due to the shorter vesting period of reload options. In addition, since reload options are treated as separate grants, the existence of the reload feature in the Company's plan results in a greater number of options being valued.

     Shares received through option exercises under the Company's reload program are subject to restrictions on sale. Discounts (as measured by the estimated cost of protection) have been applied to the fair value of options granted to reflect these sale restrictions.

     The weighted average fair value of options granted during 1996 and 1995 was $4.50 and $3.30 per share, respectively. The weighted average expected life of reload options was approximately 1 year for 1996 and 1995. The weighted average expected life of original grants was approximately 3 years for 1996 and 1995. Valuation and related assumption information are presented below:

                                    Weighted averages for options granted during
                                    --------------------------------------------
                                               1996                  1995
                                              ------                ------

     Valuation assumptions:
        Expected volatility                     28.5%                 27.4%
        Risk-free interest rate                 5.58%                 6.06%
        Expected annual dividends per share   $ 0.55                $ 0.48
        Expected annual forfeitures                5%                    5%

     The Company, through its Capital Accumulation Plan and other restricted stock programs, issues shares of the Company's common stock in the form of restricted stock to participating officers and other key employees. The restricted stock generally vests after a two or three-year period. Except under limited circumstances, during this period the stock cannot be sold or transferred by the participant, who is required to render service to the Company during the restricted period. Participants may elect to receive part of their awards in restricted stock and part in stock options. Unearned compensation expense associated with the restricted stock grants represents the market value of the Company's common stock at the date of grant and is recognized as a charge to income ratably over the vesting period. At December 31, 1996, 48,905,632 shares were available for future grant under these plans.

     Information with respect to restricted stock awards is as follows:

                                                             1996             1995             1994
                                                          -----------      -----------      -----------
     Shares awarded                                        11,427,382       13,966,710       10,601,103
     Weighted average fair market value per share         $     30.20      $     18.00      $     19.36
     After-tax compensation cost charged to earnings
        (in millions)                                     $       134      $       114      $        88

16.  Pension Plans
     -------------

     The Company has a noncontributory defined benefit pension plan covering the majority of its U.S. employees. Benefits for this plan are based on an account balance formula. Under this formula, each employee's accrued benefit can be expressed as an account that is credited with amounts based upon the employee's pay, length of service and a specified interest rate, all subject to a minimum benefit level. This plan is funded in accordance with the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. Certain non-U.S. employees of the Company are covered by noncontributory defined benefit plans. These plans are funded based upon local laws.

     The following is a summary of the components of pension expense for the Company's defined benefit plan for the years ended December 31:

     (millions)                               1996         1995         1994
                                             ------       ------       ------

     Service cost                            $   74       $   81       $  105
     Interest cost                              190          195          173
     Actual return on plan assets              (228)        (388)         (66)
     Net amortization and deferral               (1)         165         (161)
                                             ------       ------       ------
     Net periodic pension cost               $   35       $   53       $   51
                                             ======       ======       ======

     The following table sets forth the funded status of the Company's defined benefit plan at December 31:

     (millions)                                                                  1996            1995
                                                                               --------        --------
     Actuarial present value of benefit obligation:
        Vested benefits                                                        $  2,594        $  2,713
        Non-vested benefits                                                          70              52
                                                                               --------        --------
        Accumulated benefit obligation                                            2,664           2,765
        Effect of future salary increases                                            48              37
                                                                               --------        --------
        Projected benefit obligation                                              2,712           2,802
     Plan assets at fair value                                                    2,718           2,638
                                                                               --------        --------
     Projected benefit obligation in excess of or (less than) plan assets            (6)            164
     Unrecognized transition asset                                                    1               2
     Unrecognized prior service benefit                                              12              14
     Unrecognized net (loss)                                                        (71)           (228)
     Adjustment to recognize minimum liability                                     --               175
                                                                               --------        --------
     Accrued pension liability (prepaid pension cost)                          $    (64)       $    127
                                                                               ========        ========

     Actuarial assumptions:
        Weighted average discount rate                                             7.50%           7.25%
        Weighted average rate of compensation increase                             4.50%           4.50%
        Expected long-term rate of return on plan assets                           9.00%           9.25%

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

     The following is a summary of the components of net periodic postretirement benefit cost for the years ended December 31:

     (millions)                                    1996       1995       1994
                                                   ----       ----       ----
     Service cost                                  $  1       $  2       $  3
     Interest cost                                   25         34         33
     Net amortization and deferral                  (10)        (1)       --
                                                   ----       ----       ----
     Net periodic postretirement benefit cost      $ 16       $ 35       $ 36
                                                   ====       ====       ====

     The following table sets forth the funded status of the Company's postretirement benefit plans at December 31:

     (millions)                                                1996        1995
                                                              ------      ------
      Accumulated postretirement benefit obligation:
           Retirees                                           $  304      $  396
           Other fully eligible plan participants                 31          40
           Other active plan participants                          9          13
                                                              ------      ------
                                                                 344         449
           Plan assets at fair value                               4           4
                                                              ------      ------
           Accumulated postretirement benefit obligation in
             excess of plan assets                               340         445
           Unrecognized net gain                                 129          37
           Unrecognized prior service benefit (cost)               5           6
                                                              ------      ------
           Accrued postretirement benefit liability           $  474      $  488
                                                              ======      ======

     For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits ranged from 12.7% in 1996, decreasing gradually to 5.5% by the year 2003 and remaining at that level thereafter. The health care cost trend rate assumption affects the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by approximately $12 million. The impact on net periodic postretirement benefit cost of such an increase would not be material.

     The weighted average discount rates used in determining the accumulated postretirement benefit obligation were 7.50% and 7.25% at December 31, 1996 and 1995, respectively. For certain plans associated with Smith Barney and old Travelers, the weighted average assumed rate of compensation increase was approximately 3.5% for both 1996 and 1995. For other plans, no assumptions have been made for rate of compensation increases, since active employees are responsible for the full cost of these benefits upon retirement.

18.  Lease Commitments
     -----------------

     Rentals

     Rental expense (principally for offices and computer equipment) was $320 million, $319 million and $403 million for the years ended December 31, 1996, 1995 and 1994, respectively.

     Future minimum annual rentals under noncancellable operating leases are as follows:

     (millions)
     1997                                 $   332
     1998                                     267
     1999                                     209
     2000                                     138
     2001                                     101
     Thereafter                               545
                                          -------
                                          $ 1,592
                                          =======

     Future sublease rental income of approximately $218 million will partially offset these commitments.

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

     Market Risk. Market risk is the potential for change in value caused by fluctuations in interest rates, foreign exchange rates, or market prices of an underlying financial instrument or index. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The Company seeks to control market risk related to trading financial instruments by measuring and monitoring risk limits across trading activities. In many cases, derivative financial instruments are used to hedge other on-and off-balance sheet transactions.

     Credit Risk. Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. The Company's exposure to the credit risk associated with counterparty non-performance is limited to the net replacement cost of OTC contracts (including options held) in a gain position. Options written do not give rise to counterparty credit risk since they obligate the Company (not its counterparty) to perform. Exchange-traded financial instruments such as futures and certain options generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges. For significant transactions, the Company's credit review process includes an evaluation of the counterparty's creditworthiness, periodic review of credit standing and obtaining collateral and various credit enhancements in certain circumstances. Smith Barney establishes credit limits for its trading derivative counterparties by product type, taking into account the perceived risk associated with each product. The usage and resultant exposure from these credit limits are then monitored regularly by management.

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

     Trading Activity

     Smith Barney trades both derivative and cash financial instruments. While trading activities are primarily generated by client order flow, Smith Barney also takes proprietary positions in interest rate, foreign exchange, debt, equity and commodity instruments based on expectations of future market movements and conditions. Smith Barney's trading strategies rely on the joint management of its client-driven and proprietary transactions, along with the hedging and financing of these positions. This strategy helps reduce market risk and volatility in principal trading revenues.

     The following is a summary of principal trading revenues by product category for the years ended December 31:

     (millions)                                 1996        1995        1994
                                               ------      ------      ------
     Equities                                  $  493      $  459      $  392
     Taxable fixed-income                         257         305         239
     Municipals                                   189         216         248
     Foreign exchange, and other
       derivative financial instruments            51          36          21
                                               ------      ------      ------
                                               $  990      $1,016      $  900
                                               ======      ======      ======

     The revenue amounts presented include gains and losses from cash instruments and related derivatives, including swaps, forwards, futures and options.

     Equity revenues include realized and unrealized gains and losses on market making and trading, primarily in over-the-counter, listed and convertible securities and options.

     Taxable fixed-income revenues include realized and unrealized gains and losses on market making and trading, primarily in U.S. Government and agencies obligations, mortgage and asset-backed securities and corporate debt and preferred securities net of hedges in financial futures, options on financial futures and forward contracts.

     Municipal revenues include realized and unrealized gains and losses in market making and trading municipal and tax-exempt securities.

     Foreign exchanges revenues include realized and unrealized gains and losses in currency forward and options contracts.

     Other derivative financial instrument revenues include realized and unrealized gains and losses on swaps, caps, floors, swaptions, net of related hedges, including financial futures and options, and non-derivative (or cash) financial instruments.

     All derivatives used for trading purposes relate to Smith Barney, and are primarily used to facilitate customer transactions. Smith Barney also uses derivatives to limit its net exposure to loss from market risk related to derivative and non-derivative inventory positions.

     Smith Barney's derivative contracts are generally short-term, with a weighted average maturity of approximately 7.5 months at December 31, 1996 and 7 months at December 31, 1995. The gross notional or contractual amounts of these instruments do not represent the exposure to possible loss or future cash payments, but rather reflect the extent of the Company's involvement in these instruments. At December 31, Smith Barney had outstanding trading derivatives with notional values as follows:

                                         Contract or Notional Amount  Contract or Notional Amount
                                                     1996                       1995
                                           -----------------------      ----------------------
     (millions)                             Purchase        Sell        Purchase        Sell
                                            --------      --------      --------      --------
     "To be announced" mortgage-backed
        securities                          $ 10,997      $ 11,490      $  6,907      $  7,479
     Forward and futures contracts:
       Foreign currency forwards              13,081        14,174         6,127         7,568
       Foreign currency futures                1,469           520         1,458            11
       Financial futures                         467         3,110         2,889           493
       Interest rate and other                   150          --            --             297
       Precious metals and commodities           362           370           474           473
                                            --------      --------      --------      --------
                                            $ 26,526      $ 29,664      $ 17,855      $ 16,321
                                            ========      ========      ========      ========

     (millions)                               Held        Written         Held        Written
                                            --------      --------      --------      --------

     Options:
       Foreign currency                     $  5,849      $  5,511      $  3,266      $  3,502
       Exchange-traded                         1,295         1,128         2,201            62
       Interest rate caps, floors
         and swaptions                         2,035         2,571           550         1,197
       OTC debt and equity                       756           682           210           207
                                            --------      --------      --------      --------
                                            $  9,935      $  9,892      $  6,227      $  4,968
                                            ========      ========      ========      ========

     (millions)                                     Open Contracts              Open Contracts
                                                    --------------              --------------

      Interest rate and other swaps                       $  5,393                    $  2,305
                                                          ========                    ========

     "To be Announced" Mortgage-Backed Securities. Smith Barney trades mortgage-backed "to be announced" mortgage pools ("TBAs") to facilitate customer transactions and to hedge proprietary inventory positions. At December 31, 1996, over $9.0 billion and at December 31, 1995, over $5.7 billion each of purchase and sale positions represent offsetting purchases and sales of the same security, and substantially all of the contract values were for settlement within 60 days.

     Foreign Currency Contracts. In its role as a market intermediary, Smith Barney acts as a principal in foreign currency forward and options contracts, primarily to facilitate customer transactions. These transactions expose the firm to foreign exchange rate risk, which is generally hedged by entering into foreign currency forward, futures and options contracts with inverse market risk profiles. At December 31, 1996 and 1995, approximately 81% and 83% respectively of the contract values of foreign currency derivative instruments were for settlement within 90 days, and related primarily to major currencies such as the Japanese yen, German mark and British pound. Written foreign currency options consist of $2.373 billion and $3.138 billion of put and call contracts, respectively, at December 31, 1996 and $1.799 billion and $1.703 billion of put and call contracts, respectively, at December 31, 1995.

     Financial Futures and Options on Financial Futures Contracts. Smith Barney trades financial futures contracts and options on financial futures, primarily to hedge other proprietary inventory positions.

     Precious Metals Contracts. Forward precious metals contracts are entered into to facilitate customer transactions, and are transacted in the London Bullion Market, which is used globally for hedging and trading purposes. Smith Barney may use precious metals futures as hedges of its forward inventory to reduce market risk.

     Interest Rate Products. Smith Barney enters into interest rate swaps, caps, floors and swaptions as part of its proprietary trading strategy, which it hedges with financial futures and options on financial futures.

     Trading derivative instruments are carried at market value with changes in market value reported in principal transactions revenues in the Consolidated Statement of Income. The fair value of a derivative contract represents the amount Smith Barney would have to pay a third party to assume its obligations under the contract or the amount a third party would pay to receive Smith Barney's benefits under the contract. Smith Barney's OTC derivative financial instruments, principally forwards, options, and swaps, are generally marked-to-market by pricing models based on the present value of future cash flows. These adjustments are integral components of the mark-to-market process. The trading gains and losses on these derivative financial instruments, should not be viewed on an individual basis, but rather as a component of Smith Barney's overall trading results, as these instruments are frequently hedges of, or hedged by, other on/off-balance sheet financial instruments.

     The fair value of Smith Barney's trading derivative instruments as recorded in the Consolidated Statement of Financial Position and the average fair value for each year based on month-end balances are as follows:

                                                                                              Average Fair Value
                                                                   Fair Value            Based on Month-end Balances
                                                                       at                     for the Year Ended
                                                               December 31, 1996              December 31, 1996
                                                       ----------------------------    ----------------------------
     (millions)                                           Assets        Liabilities      Assets         Liabilities
                                                       -----------      -----------    -----------      -----------
     "To be announced" mortgage-backed
        securities                                       $   46          $   25          $   47          $   45
     Forward contracts:
       Foreign currency                                     296             261             321             272
       Interest rate and other                             --              --                 1            --
       Precious metals                                        5               4               5               5
     Options:
       Foreign currency                                      73              75              60              65
       Exchange-traded                                        5               7              10               9
       Interest rate caps, floors and swaptions              41              33              26              20
       OTC debt and equity                                   35              29              29              15
     Interest rate and other swaps                           16              47              19              46
                                                         ------          ------          ------          ------
                                                         $  517          $  481          $  518          $  477
                                                         ======          ======          ======          ======

                                                                                              Average Fair Value
                                                                   Fair Value            Based on Month-end Balances
                                                                       at                     for the Year Ended
                                                               December 31, 1995              December 31, 1995
                                                       ----------------------------    ----------------------------
     (millions)                                           Assets        Liabilities      Assets         Liabilities
                                                       -----------      -----------    -----------      -----------
     "To be announced" mortgage-backed
        securities                                       $   45          $   38          $   40          $   39
     Forward contracts:
       Foreign currency                                     156             101             273             242
       Interest rate and other                                7            --                 3               1
       Precious metals                                        5               5              12              12
     Options:
       Foreign currency                                      39              48              73              74
       Exchange-traded                                        9               6              11              10
       Interest rate caps, floors and swaptions              62              39              40              27
       OTC debt and equity                                   66              13              34              13
     Interest rate and other swaps                           37              90              34              59
                                                         ------          ------          ------          ------
                                                         $  426          $  340          $  520          $  477
                                                         ======          ======          ======          ======

     The fair values do not include receivables or payables related to exchange traded futures contracts. Fair values for certain exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Futures contracts are settled in cash daily and therefore the receivable or payable is limited to one day's price move.

     End User Activity

     In the normal course of business the Company also employs certain derivative financial instruments as an end user to manage various risks. Fair values were determined by reference to quoted market prices or, for interest rate swaps, estimated based upon the payments either party would have to make to terminate the swap. The notional and fair values of end user derivatives at December 31, were as follows:

     1996                                               Notional Value           Fair Value
                                                      ------------------      --------------------
     (millions)                                         Open Contracts        Asset      Liability
                                                        --------------        -----      ---------
     Interest rate swaps:
       Pay a fixed rate, receive a floating rate      $  871
       Pay a floating rate, receive a fixed rate         373
     Currency swap                                        15
     Interest rate caps                                   40
                                                      ------                  ------      ------
                                                      $1,299                  $   17      $   15
                                                      ======                  ======      ======

                                                    Purchase        Sell
                                                    --------        ----
     Foreign currency forwards                        $   15      $  114      $    2      $    4
     Financial futures                                   580         111        --          --
                                                      ------      ------      ------      ------
                                                      $  595      $  225      $    2      $    4
                                                      ======      ======      ======      ======

     1995                                               Notional Value           Fair Value
     -----                                              ------------------      --------------------
     (millions)                                         Open Contracts        Asset      Liability
                                                        --------------        -----      ---------
     Interest rate swaps:
       Pay a fixed rate, receive a floating rate      $  511
       Pay a floating rate, receive a fixed rate          70
     Currency swap                                        15
                                                      ------
                                                      $  596                  $    3      $    3
                                                      ======                  ======      ======

                                                    Purchase        Sell
                                                    --------        ----
     Foreign currency forwards                        $   56      $  150      $    4      $    5
     Financial futures                                   256          64        --          --
                                                      ------      ------      ------      ------
                                                      $  312      $  214      $    4      $    5
                                                      ======      ======      ======      ======

     Certain of the Company's subsidiaries employ swap contracts to manage interest rate risk related to variable rate obligations, limiting the Company's net exposure to interest rate movements to an acceptable level. Under these swaps the Company at December 31, 1996 and 1995 has fixed $475 million of its short-term or variable rate obligations at an average rate of 5.21%. The swaps are accounted for as hedges of the related liabilities and unrealized gains and losses are not recorded in the Consolidated Statement of Financial Position. Periodic receipts or payments are accrued as adjustments to expense. In addition, the Company utilizes swaps to manage the differing interest rate and/or currency risk profiles of its subsidiaries' liabilities and related fixed income investment portfolio. These swaps are marked-to-market and recorded as either other assets or other liabilities with changes in value recorded as an adjustment to stockholders' equity where unrealized gains and losses on the related debt securities are recorded.

     Certain subsidiaries employ forwards to hedge their exposure to foreign exchange rate risk related to the net investment in foreign branches and foreign currency denominated investments. These forwards are marked-to-market and recorded as other assets or liabilities in the Consolidated Statement of Financial Position. Changes in value related to forwards hedging the net investment in foreign subsidiaries are recorded as an adjustment to stockholders' equity where related translation adjustments are recorded. Changes in value related to forwards hedging foreign investments in U.S. portfolios are recorded as other income where the related translation adjustments to the underlying investments are recorded and such amounts were not significant in 1996 or 1995.

     The Company hedges expected cash flows related to certain customer deposits and investment maturities, redemptions and sales against adverse changes in market interest rates with financial futures contracts. These contracts are marked-to-market and recorded as other liabilities in the Consolidated Statement of Financial Position. Realized gains or losses are recorded as an adjustment to the cost basis of the related asset when acquired.

20.  Fair Value of Financial Instruments
     -----------------------------------

     The following table summarizes the fair value and carrying amount of the Company's financial instruments at December 31, 1996 and 1995. Contractholder funds amounts exclude certain insurance contracts not within the scope of FAS No. 107, "Disclosure About Fair Value of Financial Instruments." The fair value assumptions were based upon subjective estimates of market conditions and perceived risks of the financial instruments at a certain point in time as disclosed further in various notes to the consolidated financial statements. Disclosed fair values for financial instruments do not reflect any premium or discount that could result from offering for sale at one time the

     Company's entire holdings of a particular financial instrument. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

                                                       1996                               1995
                                           -----------------------------      ------------------------------
(millions)                                 Carrying Amount    Fair Value      Carrying Amount     Fair Value
                                           ---------------    ----------      ---------------     ----------
Assets:
  Investments                                $ 56,745          $ 56,754          $ 40,965          $ 40,976
  Securities borrowed or purchased
    under agreements to resell                 25,280            25,280            19,601            19,601
  Trading securities owned                     12,465            12,465             8,984             8,984
  Net consumer finance receivables              7,885             8,556             7,092             7,745
  Separate accounts with guaranteed
    returns                                     1,114             1,118             1,527             1,591
Derivatives:
  Trading                                         517               517               426               426
  End User                                          2                19                 4                 7

Liabilities:
  Long-term debt                               11,327            11,496             9,190             9,478
  Securities loaned or sold under
    agreements to repurchase                   24,449            24,449            20,619            20,619
  Trading securities sold not
    yet purchased                               8,378             8,378             4,563             4,563
Contractholder funds:
  With defined maturities                       1,671             1,665             2,449             2,460
  Without defined maturities                    9,085             8,841             9,282             9,016
  Separate accounts
    with guaranteed returns                     1,017               899             1,475             1,408
Derivatives:
  Trading                                         481               481               340               340
  End User                                          4                19                 5                 8

21.  Commitments
     -----------

     Guarantees of Securities of Other Issuers

     TAP underwrote insurance guaranteeing the securities of other issuers, primarily corporate and industrial revenue bond issuers. The aggregate gross amount of guarantees of principal and interest for such securities was $8.285 billion and $1.730 billion at December 31, 1996 and 1995, respectively. Reserves for the financial guarantee business, which includes reserves for defaults, incurred but not reported losses and unearned premiums, totaled $71 million at December 31, 1996 and were not significant at December 31, 1995.

     It is not practicable to estimate a fair value for these financial guarantees because there is no quoted market price for such contracts, it is not practicable to reliably estimate the timing and amount of all future cash flows due to the unique nature of each of these contracts, and TAP no longer writes such guarantees.

     Included in the gross amounts are financial guarantees representing TAP's participation in the Municipal Bond Insurance Association's guarantee of municipal bond obligations of $7.556 billion and $1.603 billion at December 31, 1996 and 1995, respectively. The bonds are generally rated A or above, and TAP's participation has been reinsured.

     At December 31, 1996, the scheduled maturities for these guarantees, net of TAP's participation in the municipal bond guarantee pools, are $142 million, $250 million, $8 million, $13 million and $316 million for 1997, 1998, 1999, 2000 and 2001 and thereafter, respectively.

     Credit Cards

     The Company provides bank and private label credit card services through CCC and its subsidiaries. These services are provided to individuals and to affinity groups nationwide. At December 31, 1996 and 1995 total credit lines available to credit cardholders were $6.622 billion and $5.870 billion, respectively.

     Other Commitments

     At December 31, 1996 and 1995 Smith Barney had borrowed securities having a market value of $2.085 billion and $451 million, respectively, against which it had pledged securities having a market value of $2.132 billion and $459 million, respectively. In addition, Smith Barney had obtained letters of credit aggregating $147 million and $119 million at December 31, 1996 and 1995, respectively, of which $147 million and $112 million, respectively, was used to satisfy various collateral and deposit requirements principally with clearing organizations.

     Smith Barney also trades certain fixed income securities on a "when-issued" basis, primarily to facilitate customer transactions and to hedge proprietary inventory positions. At December 31, 1996, Smith Barney had commitments to purchase $281 million and to sell $20 million of such securities when-issued. At December 31, 1995 Smith Barney had commitments to purchase $369 million and to sell $324 million of such securities when-issued.

     Smith Barney has entered into purchase agreements with various municipal issuers, whereby Smith Barney has purchased securities for forward delivery. These securities have been sold to the public for the same forward delivery dates. The total value of these commitments at December 31, 1996 and 1995 is $438 million and $475 million, respectively.

     Smith Barney had outstanding commitments to underwrite variable rate municipal securities totaling $346 million and $800 million at December 31, 1996 and 1995, respectively; conditions of the offerings include bond insurance and liquidity support facilities.

     At December 31, 1996 and 1995, Smith Barney had outstanding forward repurchase agreements totaling $725 million and $1.2 billion, respectively, and forward reverse repurchase agreements totaling $500 million and $625 million, respectively. These commitments represent forward financing transactions with agreed upon interest rates, principal amounts and delivery dates.

     Smith Barney and its principal broker-dealer subsidiary have each provided a portion of a residual value guarantee in connection with the lease of the buildings occupied by Smith Barney's executive offices and New York operations. The amount of the guarantee is dependent upon the final build-out costs with a maximum of $586 million.

     The Company makes commitments to fund partnership investments and transfers receivables to third parties with recourse from time to time. The off-balance sheet risks of these financial instruments were not significant at December 31, 1996 or 1995.

22.  Contingencies
     -------------

     A subsidiary of the Company is in arbitration with underwriters at Lloyd's of London (Lloyd's) in New York State to enforce reinsurance contracts with respect to recoveries for certain asbestos claims. The dispute involves the ability of old Travelers to aggregate asbestos claims under a market agreement between Lloyd's and old Travelers or under the applicable reinsurance treaties. The Company believes that the outcome of the arbitration is not likely to have a material adverse effect on its results of operations, financial condition or liquidity.

     With respect to environmental and asbestos claims, see Note 11.

     In the ordinary course of business, the Company and/or its subsidiaries are defendants or co-defendants in various litigation matters, other than environmental and asbestos claims. Although there can be no assurances, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

23.  Selected Quarterly Financial Data (unaudited)

                                                                               1996
                                                -------------------------------------------------------------------
(In millions, except per share amounts)           First         Second         Third         Fourth        Total
                                                ----------    ----------     ----------    ----------    ----------
Total revenues                                  $    4,515    $    5,426     $    5,622    $    5,782    $   21,345
Total expenses                                       3,715         5,210          4,694         4,725        18,344
Gain (loss) on sales of stock of
  subsidiaries and affiliates                         --             397           --            --             397
Income before incomes taxes and
  minority interest                                    800           613            928         1,057         3,398
Provision for income taxes                             280            81            323           367         1,051
Minority interest, net of income taxes                --             (44)            44            47            47
                                                ----------    ----------     ----------    ----------    ----------
Income from continuing operations                      520           576            561           643         2,300
Discontinued operations, net of income taxes          --            --               31          --              31
                                                ----------    ----------     ----------    ----------    ----------
Net income                                      $      520    $      576     $      592    $      643    $    2,331
                                                ==========    ==========     ==========    ==========    ==========

Earnings per share of common stock:
  Continuing operations                         $     0.77    $     0.88     $     0.84    $     0.97    $     3.45
  Discontinued operations                             --            --             0.04          --            0.05
                                                ----------    ----------     ----------    ----------    ----------
  Net income                                    $     0.77    $     0.88     $     0.88    $     0.97    $     3.50
                                                ==========    ==========     ==========    ==========    ==========

Common stock price per share:
  High                                          $  35.2500    $  34.3125     $  37.4063    $  47.5000    $  47.5000
  Low                                           $  28.5000    $  28.2500     $  29.0625    $  36.8438    $  29.0625
  Close                                         $  33.0000    $  34.2188     $  36.8438    $  45.3750    $  45.3750

Dividends per share of common stock             $   0.1125    $   0.1125     $   0.1125    $   0.1125    $   0.4500


                                                                               1995
                                                -------------------------------------------------------------------
(In millions, except per share amounts)           First         Second         Third         Fourth        Total
                                                ----------    ----------     ----------    ----------    ----------
Total revenues                                  $    3,960    $    4,172    $    4,290    $    4,161     $   16,583
Total expenses                                       3,490         3,590         3,583         3,379         14,042
Gain (loss) on sales of stock of
  subsidiaries and affiliates                         --            --            --             (20)           (20)
Income before incomes taxes and
  minority interest                                    470           582           707           762          2,521
Provision for income taxes                             165           205           251           272            893
Minority interest, net of income taxes                --            --            --            --             --
                                                ----------    ----------    ----------    ----------     ----------
Income from continuing operations                      305           377           456           490          1,628
Discontinued operations, net of income taxes            35            29            25           117            206
                                                ----------    ----------     ----------    ----------    ----------
Net income                                      $      340    $      406    $      481    $      607     $    1,834
                                                ==========    ==========    ==========    ==========     ==========

Earnings per share of common stock:
  Continuing operations                         $     0.45    $     0.56    $     0.68    $     0.74     $     2.43
  Discontinued operations                             0.06          0.05          0.04          0.18           0.33
                                                ----------    ----------     ----------    ----------    ----------
  Net income                                    $     0.51    $     0.61    $     0.72    $     0.92     $     2.76
                                                ==========    ==========    ==========    ==========     ==========

Common stock price per share:
  High                                          $  19.9375    $  22.5000    $  26.6875    $  31.9375     $  31.9375
  Low                                           $  16.1875    $  18.9375    $  22.0000    $  24.4375     $  16.1875
  Close                                         $  19.3125    $  21.8750    $  26.5625    $  31.3125     $  31.3125

Dividends per share of common stock             $   0.1000    $   0.1000    $   0.1000    $   0.1000     $   0.4000

Due to changes in the number of average shares outstanding, quarterly earnings per share of common stock do not add to the totals for the years. The above information has been restated to reflect the stock splits as discussed in Note 1.

                          Independent Auditors' Report

KPMG Peat Marwick LLP - LOGO


The Board of Directors and Stockholders
Travelers Group Inc.:

We have audited the accompanying consolidated statement of financial position of Travelers Group Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Travelers Group Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


/S/ KPMG Peat Marwick LLP

New York, New York
January 17, 1997