Form 10-K405, Exhibit 13
period 1997-12-31
TRAVELERS GROUP INC
filed 1998-03-24
CIK 831001

Exhibit 13.01

                      Travelers Group Inc. and Subsidiaries
                  FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(In millions of dollars, except per share amounts)

                                           1997          1996          1995         1994         1993
                                         ---------     ---------     ---------    ---------    ---------
Year Ended December 31, (1)
---------------------------
Total revenues                             $37,609       $32,414       $27,287      $22,719      $16,964
                                         =========     =========     =========    =========    =========

Income from continuing operations (1)       $3,104        $3,282        $2,141         $747       $1,843
Discontinued operations                         --          (334)          150          180          (28)
Cumulative effect of accounting
   changes (2)                                  --            --            --           --          (72)
                                         ---------     ---------     ---------    ---------    ---------
Net income                                  $3,104        $2,948        $2,291         $927       $1,743
                                         =========     =========     =========    =========    =========

Return on average common
stockholders' equity (3)                      16.6%         18.0%         16.3%         6.6%        19.9%

At December 31,(1)
------------------
Total assets                              $386,555      $345,948      $302,344     $287,093     $286,125
Long-term debt:
    Parent company                          $1,695        $1,903        $2,042       $1,377       $1,504
    Consolidated                           $28,352       $24,696       $22,235      $22,277      $18,683
Redeemable preferred securities:
    Parent company obligated                $1,280        $1,420          $560         $700         $700
    Consolidated                            $2,525        $2,665          $560         $700         $700
Stockholders' equity                       $20,893       $17,942       $15,853      $12,432      $13,872

Per common share data (4):

Basic earnings per share
  Income from continuing operations          $2.69         $2.84         $1.81        $0.53        $2.02
                                         =========     =========     =========    =========    =========
  Net income                                 $2.69         $2.53         $1.94        $0.69        $1.91
                                         =========     =========     =========    =========    =========

Diluted earnings per share
  Income from continuing operations          $2.54         $2.71         $1.74        $0.53        $1.92
                                         =========     =========     =========    =========    =========
  Net income                                 $2.54         $2.42         $1.86        $0.68        $1.81
                                         =========     =========     =========    =========    =========

Cash dividends per common share (4)         $0.400        $0.300        $0.267       $0.192       $0.163
Book value per common share (4)             $16.98        $14.74        $13.06       $10.03       $10.92

Other data (shares in millions):
--------------------------------
Weighted average common shares
  outstanding (Basic) (4)                  1,102.6       1,097.6       1,099.4      1,127.1        873.4
Adjusted weighted average common
  shares outstanding (Diluted) (4)         1,179.9       1,170.6       1,184.4      1,157.0        944.1
Year-end common shares outstanding (4)     1,145.1       1,141.0       1,128.9      1,128.7      1,168.8
Number of full-time employees               65,600        64,800        56,000       61,000       68,500

(1) On November 28, 1997, Travelers Group Inc. completed the merger with Salomon Inc in a transaction accounted for as a pooling of interests and, accordingly, current and prior year information has been restated. As a result of the merger, Salomon Smith Barney recorded an after-tax restructuring charge of $496 million, primarily for severance and costs related to excess or unused office space, facilities and other assets, which is included in income from continuing operations and net income. The results of Aetna P&C are included only from the date of acquisition, April 2, 1996. (See Note 2 of Notes to Consolidated Financial Statements). Results of operations prior to 1994 exclude the amounts of The Travelers Corporation (old Travelers), except that results for 1993 include the Company's equity in earnings relating to the 27% interest purchased in December 1992. Results of operations include the Shearson Businesses from July 31, 1993, the date of acquisition.
(2) Cumulative effect of accounting changes in 1993 represents a change in accounting for postretirement benefits other than pensions and a change in accounting for postemployment benefits.
(3) The return on average common stockholders' equity is calculated using income before the cumulative effect of accounting changes after deducting preferred stock dividend requirements. Excluding portfolio gains and losses, gains and losses on sale of subsidiaries, restructuring charges and other non-operating items, return on average common stockholders' equity was 18% in 1997, 19% in 1996, 15% in 1995, 7% in 1994 and 19% in 1993.
(4) On October 22, 1997, the Company declared a three-for-two stock split that was paid on November 19, 1997. All amounts presented herein have been restated to reflect the stock split.

                      Travelers Group Inc. and Subsidiaries
           MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL CONDITION
                            and RESULTS of OPERATIONS

Consolidated Results of Operations

                                                    Year Ended December 31,
                                              ----------------------------------
(In millions, except per share amounts)         1997       1996           1995
--------------------------------------------------------------------------------

Revenues                                      $37,609   $   32,414    $   27,287
                                              =======   ==========    ==========

Income from continuing operations             $ 3,104   $    3,282    $    2,141
Income (loss) from discontinued operations         --         (334)          150
                                              -------   ----------    ----------
Net income                                    $ 3,104   $    2,948    $    2,291
                                              =======   ==========    ==========

Income (loss) per share*:
Basic

  Continuing operations                       $  2.69   $     2.84    $     1.81
  Discontinued operations                          --        (0.31)         0.13
                                              -------   ----------    ----------
  Net income                                  $  2.69   $     2.53    $     1.94
                                              =======   ==========    ==========

Diluted

  Continuing operations                       $  2.54   $     2.71    $     1.74
  Discontinued operations                          --        (0.29)         0.12
                                              -------   ----------    ----------
  Net income                                  $  2.54   $     2.42    $     1.86
                                              =======   ==========    ==========

Weighted average common shares
   outstanding (Basic)                        1,102.6      1,097.6       1,099.4
                                              =======   ==========    ==========
Adjusted weighted average common
   shares outstanding (Diluted)               1,179.9      1,170.6       1,184.4
                                              =======   ==========    ==========

* On October 22, 1997, the Company declared a three-for-two stock split that was paid on November 19, 1997. All amounts presented herein have been restated to reflect the stock split.

Basis of Presentation

On November 28, 1997, a newly formed wholly owned subsidiary of Travelers Group Inc. merged with and into Salomon Inc (Salomon) (the Merger). Under the terms of the Merger, approximately 188.5 million shares of Travelers Group Inc. (TRV) common stock were issued in exchange for all of the outstanding shares of Salomon common stock, based on an exchange ratio of 1.695 shares of TRV common stock for each share of Salomon common stock, for a total value of approximately $9 billion. Shares of each of Salomon's series of preferred stock outstanding were exchanged for a corresponding series of TRV preferred stock having substantially identical terms, except that the TRV preferred stock issued in conjunction with the Merger has certain voting rights. Thereafter, Smith Barney Holdings Inc. (Smith Barney), a wholly owned subsidiary of TRV, was merged with and into Salomon to form Salomon Smith Barney Holdings Inc. (Salomon Smith Barney), which is the primary vehicle through which TRV engages in investment banking, proprietary trading, retail brokerage and asset management. The Merger constituted a tax-free exchange and was accounted for under the pooling of interests method. As a result of the Merger, Salomon Smith Barney recorded an after-tax restructuring charge of $496 million, primarily for severance and costs related to excess or unused office space, facilities and other assets, which is included in income from continuing operations and net income.

On April 2, 1996, Travelers Property Casualty Corp. (TAP), an indirect majority-owned subsidiary of TRV, acquired the domestic property and casualty insurance subsidiaries of Aetna Services, Inc. (Aetna P&C) for approximately $4.2 billion in cash. This acquisition was financed in part by the issuance by TAP of common stock resulting in a minority interest in TAP of approximately 18%. The acquisition was accounted for under the purchase method of accounting and, accordingly, the consolidated financial statements include the results of Aetna P&C's operations only from the date of acquisition. TAP also owns The Travelers Indemnity Company (Travelers Indemnity). TAP's insurance subsidiaries are the primary vehicles through which the Company engages in the property and casualty insurance business. On June 23, 1997, TAP repurchased an aggregate of approximately 6.6 million shares of its Class A Common Stock held by four private investors for approximately $240.8 million. This repurchase increased TRV's ownership of TAP to approximately 83.4%.

Results of Operations

Consolidated results of operations include the accounts of TRV and its subsidiaries, including Salomon and its subsidiaries (collectively, the Company). Income from continuing operations for the year ended December 31, 1997 was $3.104 billion compared to $3.282 billion in 1996 and $2.141 billion in 1995. Included in income from continuing operations for the years ended December 31, 1997, 1996 and 1995 are net after-tax gains (losses) of $(255) million, $101 million and $74 million, respectively, as follows:

1997
----
o     $496 million restructuring charge related to the acquisition of Salomon
      Inc; and
o $241 million (after minority interest) of reported investment portfolio gains.

1996
----
o $346 million (after minority interest) charge for reserve adjustments and restructuring costs related to the acquisition of Aetna P&C;
o     $363 million gain from the sale of Class A Common Stock by TAP;
o     $31 million gain from the sale of The Mortgage Corporation Limited;
o $26 million net gain from the disposition of investment advisory affiliates; and
o $27 million (after minority interest) of reported investment portfolio gains.

1995
----
o     $13 million provision for loss on disposition of an affiliate; and
o     $87 million of reported investment portfolio gains.

Excluding these items, income from continuing operations for 1997 increased $178 million to $3.359 billion, or 6%, over 1996, primarily reflecting improved performance in the Property & Casualty and Life Insurance segments, offset by lower earnings at Salomon Smith Barney reflecting a decline in revenues from principal transactions.

On the same basis, income from continuing operations for 1996 increased $1.114 billion to $3.181 billion, or 54%, over 1995, primarily reflecting improved performance at Salomon Smith Barney, the inclusion of the property and casualty business acquired from Aetna Services Inc. and increased earnings in the Life Insurance segment.

The following discussion presents in more detail each segment's operating performance.

Investment Services

                                                Year Ended December 31,
                               ----------------------------------------------------------
                                     1997                1996                1995
                               ----------------------------------------------------------
                                            Net                 Net                 Net
 (millions)                    Revenues   Income   Revenues   Income   Revenues   Income
 ----------------------------------------------------------------------------------------
Salomon Smith Barney (1) (2)    $21,507   $ 1,151   $18,871   $ 1,871   $17,512   $ 1,112
=========================================================================================

(1) Net income in 1997 includes a $496 million after-tax restructuring charge related to the acquisition of Salomon Inc. Net income for 1996 includes a $31 million after-tax gain on the sale of The Mortgage Corporation Limited.
(2) Excludes results of Basis Petroleum, which are classified as discontinued operations.

Salomon Smith Barney

Salomon Smith Barney's earnings have been restated as a result of the Merger to include Salomon for all periods presented. As previously indicated, in 1997 Salomon Smith Barney recorded an after-tax restructuring charge of $496 million ($838 million before tax), primarily for severance and costs related to excess or unused office space, facilities and other assets. Salomon Smith Barney's 1996 income includes a $31 million after-tax gain ($48 million before tax) related to the sale of The Mortgage Corporation Limited (TMC), which originated and serviced residential mortgages in the United Kingdom. Pre-tax profit margin before the restructuring charge and the gain on the sale of TMC was 24.3% in 1997 compared to 28.3% in 1996 and 20.9% in 1995.

Salomon Smith Barney Revenues

                                                    Year Ended December 31,
--------------------------------------------------------------------------------
(millions)                                    1997           1996           1995
--------------------------------------------------------------------------------

Commissions                                 $2,967         $2,612         $2,376
Investment banking                           2,118          2,001          1,318
Principal transactions                       2,504          3,027          2,140
Asset management and
   administration fees                       1,715          1,390          1,087
Interest income, net*                        1,513          1,488          1,645
Other income                                   160            178            149
--------------------------------------------------------------------------------
Net revenues*                              $10,977        $10,696         $8,715
================================================================================

* Net of interest expense of $10,530 million, $8,175 million and $8,797 million in 1997, 1996 and 1995, respectively. Revenues included in the consolidated statement of income are before deductions for interest expense.

Net revenues in 1997 were $11.0 billion, a 3% improvement over $10.7 billion in 1996, primarily reflecting increases in commissions and asset management and administration fees offset by a decline in principal transaction revenues from equities, fixed income and commodities trading. Net revenues in 1996 reflect improvements over 1995 in most businesses, including fixed income trading, investment banking, asset management and retail sales, and were partially offset by a decrease in revenues from equities trading.

Commission revenues increased 14% in 1997 to $2.97 billion, from $2.61 billion in 1996 and $2.38 billion in 1995. The 1997 and 1996 increases reflect growth in sales of listed and over-the-counter (OTC) securities as well as increased insurance and annuity sales. The 1997 increase, also reflects higher commissions from mutual funds activity.

Investment banking revenues were $2.12 billion in 1997 compared to $2.00 billion in 1996 and $1.32 billion in 1995. The 6% increase in 1997 reflects revenue growth in unit trusts, public finance, high yield and high grade debt underwritings, and mergers and acquisitions. This was offset somewhat by a decline in equity underwritings. For 1997, Salomon Smith Barney was ranked #1 in the industry in municipal and mortgage debt underwritings, and #2 in both domestic and global debt and equity underwriting, according to Securities Data Corp. The 52% increase in 1996 was attributable to significant improvements in equity and debt underwriting, combined with a higher level of advisory fees.

Principal transaction revenues from fixed income were $1.88 billion in 1997 compared to $2.05 billion in 1996 and $900 million in 1995. The 8% decrease in 1997 was the result of a decrease in revenues from long-term trading strategies, partially offset by an increase in customer sales and trading. The 128% increase in 1996 reflects strong performances in customer sales and trading, favorable market conditions, and excellent results from long-term trading strategies.

Principal transaction revenues from equities were $397 million in 1997 compared to $576 million in 1996 and $995 million in 1995. The 31% decrease in 1997 reflects the volatility in the global equity markets and a loss on a risk arbitrage position in British Telecommunications PLC and MCI Communications Corporation, partially offset by improved results in long-term equity strategies. The 42% decrease in 1996 primarily reflects losses associated with long-term equity strategies.

Principal transaction revenues from commodities were $218 million in 1997 compared with $393 million in 1996 and $238 million in 1995.

Asset management and administration fees were $1.72 billion in 1997 compared to $1.39 billion in 1996 and $1.09 billion in 1995. The 23% increase in 1997 reflects broad growth in all recurring fee-based products, led by a 36% increase in managed accounts, a 28% increase in externally managed Consulting Group revenues, and an 11% increase in money market and mutual fund revenues. Internally managed assets reached $164.1 billion, and total assets under fee-based management were $223.8 billion at the end of 1997, representing increases of 22% and 25%, respectively, compared with the prior year. The 28% increase in asset management and administration fees in 1996 is due to growth in assets under management, as well as bringing in-house all of the administrative functions for Smith Barney proprietary mutual funds and money funds in the third quarter of 1995.

Assets Under Fee-Based Management
Total assets under fee-based management at December 31, were as follows:

(billions)                                               1997     1996     1995
--------------------------------------------------------------------------------
Money market funds                                      $ 46.5   $ 41.6   $ 35.8
Mutual funds                                              51.9     40.4     36.1
Managed accounts                                          54.1     44.5     35.2
--------------------------------------------------------------------------------
Salomon Smith Barney Asset Management                    152.5    126.5    107.1
Financial Consultant managed accounts                     11.6      7.9      5.6
--------------------------------------------------------------------------------
Total internally managed accounts                        164.1    134.4    112.7
Consulting Group externally managed assets                59.7     44.1     35.3
--------------------------------------------------------------------------------
Total assets under fee-based management                 $223.8   $178.5   $148.0
================================================================================

Net interest and dividends were $1.51 billion in 1997 compared to $1.49 billion in 1996 and $1.64 billion in 1995. The 10% decrease in 1996 is primarily due to a decrease in average net inventory balances partially offset by increased margin lending to clients.

Total expenses, excluding interest and the Merger-related restructuring charge, were $8.31 billion in 1997 compared to $7.67 billion in 1996 and $6.89 billion in 1995. The 8% increase in 1997 and 11% increase in 1996 primarily reflect an increase in production-related compensation and employee benefits expense, reflecting increased revenues, as well as higher floor brokerage and other production related costs. Compensation and employee-related expenses as a percentage of revenues, net of interest expense was 55% in 1997, compared with 52% in 1996 and 56% in 1995. The ratio of non-compensation expenses (before the restructuring charge) to revenues, net of interest expense was 21% in 1997, 20% in 1996 and 23% in 1995. Salomon Smith Barney continues to maintain its focus on controlling fixed expenses.

Asset Quality -- Salomon Smith Barney's assets at December 31, 1997 were approximately $277 billion, consisting primarily of highly liquid marketable securities and collateralized receivables. Approximately 51% of these assets represent trading securities, commodities and derivatives used for proprietary trading and to facilitate customer transactions and approximately 40% of these assets were related to collateralized financing transactions where securities are bought, borrowed, sold and lent in generally offsetting amounts. A significant portion of the remainder of the assets represented receivables from brokers, dealers, clearing organizations and customers that relate to securities transactions in the process of being settled. The carrying values of the majority of Salomon Smith Barney's securities inventories are adjusted daily to reflect current prices. See Notes 1, 7, 8, 9 and 20 of Notes to Consolidated Financial Statements for a further description of these assets.

Salomon Smith Barney's activities include trading securities that are less than investment grade, characterized as "high yield." High yield securities include corporate debt, convertible debt and preferred and convertible preferred equity securities rated lower than "triple B-" by internationally recognized rating agencies, unrated securities with market yields comparable to entities rated below "triple B-," as well as sovereign debt issued by certain countries in currencies other than their local currencies and which are not collateralized by U.S. government securities. For example, high yield securities exclude the collateralized portion of Salomon Smith Barney's holdings of "Brady Bonds," but include such securities to the extent they are not collateralized. The trading portfolio of high yield securities owned is carried at market or fair value and totaled $6.8 billion at December 31, 1997; the largest high yield exposure to one counterparty was $785 million.

Salomon Smith Barney's assets are financed through a number of sources including long and short-term unsecured borrowings, the financing transactions described above and payables to brokers, dealers and customers.

Outlook -- Salomon Smith Barney's business is significantly affected by the levels of activity in the securities markets, which in turn are influenced by the level and trend of interest rates, the general state of the global economy and the national and worldwide political environments, among other factors.

As Salomon's operations are integrated with the existing operations of Smith Barney, management expects to achieve, by the end of a two-year period, annualized after-tax cost savings in excess of $200 million from the reduction of overhead expenses, changes in corporate infrastructure and the elimination of redundant expenses. There can be no assurance that these projected cost savings will be achieved.

The following is a discussion of derivatives and risk management as they relate to the operations of Salomon Smith Barney.

Derivative Instruments

Derivatives are an integral element of the world's financial and commodity markets. Globalization of economic activity has brought more market participants in contact with foreign exchange and interest rate risk at a time when market volatility has increased. Salomon Smith Barney has developed many techniques using derivatives to enhance the efficiency of capital and trading risk management.

Derivative instruments - overview -- Derivative instruments are contractual commitments or payment exchange agreements between counterparties that "derive" their value from some underlying asset, index, interest rate or exchange rate. The markets for these instruments have grown tremendously over the past decade. A vast increase in the types of derivative users and their motivations in using these products has resulted in an expansion of geographic coverage, transaction volume and liquidity, and the number of underlying products and instruments.

Derivatives have been used quite successfully by multinational corporations to hedge foreign currency exposure, by financial institutions to manage gaps in maturities between assets and liabilities, by investment companies to reduce transaction costs and take positions in foreign markets without assuming currency risk, and by non-financial companies to fix the prices of inputs into the manufacturing process or prices of the products they sell. Derivatives are also used by investors when, considering such factors as taxes, regulations, capital, and liquidity, they provide the most efficient means of taking a desired market position. These are just a few of the business objectives for which derivatives are used. The list of objectives is large and continues to grow rapidly.

Derivatives are accounted for and settled differently than cash instruments and their use requires special management oversight. Such oversight should ensure that management understands the transactions to which it commits the firm and that the transactions are executed in accordance with sensible corporate risk policies and procedures.

Derivatives activities, like Salomon Smith Barney's other ongoing business activities, give rise to market, credit, and operational risks. Market risk represents the risk of loss from adverse market price movements. While market risk relating to derivatives is clearly an important consideration for intermediaries such as Salomon Smith Barney, such risk represents only a component of overall market risk, which arises from activities in non-derivative instruments as well. Consequently, the scope of Salomon Smith Barney's market risk management procedures extends beyond derivatives to include all financial instruments and commodities. Credit risk is the loss that Salomon Smith Barney would incur if counterparties failed to perform pursuant to their contractual obligations. While credit risk is not a principal consideration with respect to exchange-traded instruments, it is a major factor with respect to non-exchange-traded OTC instruments. Whenever possible, Salomon Smith Barney uses industry master netting agreements to reduce aggregate credit exposure. Swap and foreign exchange agreements are documented utilizing counterparty master netting agreements supplemented by trade confirmations. Over the past several years, Salomon Smith Barney has enhanced the funding and risk management of its derivatives activities through the increased use of bilateral security agreements. Salomon Smith Barney, in particular, has been an industry leader in promoting the use of this risk reduction technique. Based on notional amounts, at December 31, 1997 and 1996, respectively, approximately 80% of Salomon Smith Barney's swap portfolio was subject to the bilateral exchange of collateral. This initiative, combined with the success of Salomon Swapco Inc, Salomon Smith Barney's triple-A rated derivatives subsidiary, has greatly strengthened the liquidity profile of Salomon Smith Barney's derivative trading activities. See "Risk Management" for discussions of Salomon Smith Barney's management of market, credit, and operational risks.

Nature and Terms of Derivative Instruments -- Salomon Smith Barney and its subsidiaries enter into various bilateral financial contracts involving future settlement, which are based upon a predetermined principal or par value (referred to as the "notional" amount). Such instruments include swaps, swap options, caps and floors, futures contracts, forward purchase and sale agreements, option contracts and warrants. Transactions are conducted either through organized exchanges or OTC. For a discussion of the nature and terms of these instruments see Note 20 of Notes to Consolidated Financial Statements.

Salomon Smith Barney's Use of Derivative Instruments -- Salomon Smith Barney's use of derivatives can be broadly classified between trading and non-trading activities. The vast majority of Salomon Smith Barney's derivatives use is in its trading activities, which include market-making activities for customers and the execution of proprietary trading strategies. Salomon Smith Barney's derivative counterparties consist primarily of other major derivative dealers, financial institutions, insurance companies, pension funds and investment companies, and other corporations. The scope of permitted derivatives activities both for trading and non-trading purposes for each of Salomon Smith Barney's businesses is defined by senior management.

Trading Activities

A fundamental activity of Salomon Smith Barney is to provide market liquidity to its customers across a broad range of financial instruments, including derivatives. Salomon Smith Barney also seeks to generate returns by executing proprietary trading strategies which are generally longer term in nature. By their very nature, trading activities represent the assumption of risk. However, trading positions are constructed in a manner that seeks to define and limit risk taking only to those risks that Salomon Smith Barney intends to assume. The most significant derivatives-related activity conducted by Salomon Smith Barney is in fixed-income derivatives, which includes interest rate swaps, financial futures, swap options, and caps and floors. Other derivative transactions, such as currency swaps, forwards and options as well as derivatives linked to equities, are also regularly executed by Salomon Smith Barney. Salomon Smith Barney generally earns a spread from market-making transactions involving derivatives, as it generally does from its market-making activities for non-derivative transactions. Salomon Smith Barney also utilizes derivatives to manage the market risk inherent in the securities inventories and derivative portfolios it maintains for market-making purposes as well as its "book" of swap agreements and related transactions with customers. Salomon Smith Barney conducts its commodities dealer activities in organized futures exchanges as well as in OTC forward markets. Salomon Smith Barney executes transactions involving commodities options, forwards and swaps, much in the same manner as it does in the financial markets.

Non-Trading Activities

Salomon Smith Barney also makes use of financial derivatives for non-trading, or end user, purposes. As an end user, these instruments provide Salomon Smith Barney with added flexibility in the management of its capital and funding costs. Interest rate swaps are utilized to effectively convert the majority of Salomon Smith Barney's fixed-rate term debt and a portion of its short-term borrowings to variable-rate obligations. Cross-currency swaps and forward currency contracts are utilized to effectively convert a portion of its non-U.S. dollar-denominated term debt to U.S. dollar-denominated obligations and to minimize the variability in equity otherwise attributable to exchange rate movements.

Risk Management

Effective management of the risks inherent in Salomon Smith Barney's businesses is critical. The following section discusses certain of the risks inherent in Salomon Smith Barney's businesses, procedures in place to manage such risks, and initiatives underway to continue to enhance Salomon Smith Barney's management of risk.

Market Risk

Market risk represents the potential loss Salomon Smith Barney may incur as a result of absolute and relative price movements in financial instruments, commodities and contractual commitments, due to price volatility, changes in yield curves, currency fluctuations and changes in market liquidity. Salomon Smith Barney manages aggregate market risk across both on- and off-balance sheet products and therefore separate discussion of market risk for individual products, including derivatives, is not meaningful. The distinguishing risks relative to derivatives are credit risk and funding (liquidity) risk, which is roughly equivalent to the risk of margin calls. Each type of risk can be increased or decreased by market movements. See "Risk Management - Credit Risk - Credit Exposure from Derivative Activities."

Within Salomon Smith Barney's trading businesses, sound management of market risk has always been a critical consideration. The sections that follow discuss organizational elements of market risk management, as well as specific risk management tools and techniques. Salomon Smith Barney has sought to institutionalize these elements across all its businesses. Efforts to further strengthen Salomon Smith Barney's management of market risk are ongoing and the enhancement of risk management systems and reporting, including the development and utilization of quantitative tools, is of major importance. Nevertheless, the basis for strong risk management is the expertise and judgment of Salomon Smith Barney's trading professionals and senior management, and open lines of communication.

Salomon Smith Barney's Risk Management Control Framework -- is based upon the ongoing participation of senior management, business unit managers and the coordinated efforts of various support units throughout the firm.

Salomon Smith Barney's risk management capabilities meet or exceed the risk management requirements of the major regulatory and reporting bodies. These requirements include the establishment of appropriate market and credit risk controls, policies and procedures; appropriate senior management risk oversight with thorough risk analysis and reporting; and independent risk management with capabilities to evaluate and monitor risk limits.

Valuation and Control of Trading Inventory -- With regard to Salomon Smith Barney's trading inventory (financial instruments, commodities and contractual commitments), the Chairmen and Chief Executive Officers determine the appropriate risk profile of Salomon Smith Barney with assistance from the other members of the Risk Management Committee. This committee also includes senior business managers, the Chief Financial Officer, the Chief Risk Officer and the Global Risk Manager and reviews and recommends appropriate levels of risk, reviews risk capital allocations, balance sheet and regulatory capital usage by business units and recommends overall risk policies and controls. Lastly, an independent Global Risk Management Group provides technical and quantitative analysis of the market risk associated with inventory to the Chairmen and Chief Executive Officers and members of the Risk Management Committee on a frequent basis.

Trading inventory is necessary for an active market maker, but can be a major source of liquidity risk. Monitoring Salomon Smith Barney's trading inventory levels and composition and oversight for pricing is the responsibility of the Global Risk Management Group and various support units, which monitor trading inventory on a position by position level, and employ specific risk models to track inventory exposure in credit markets, emerging markets and the mortgage market. Salomon Smith Barney also provides for liquidity risk by imposing markdowns as the age of the inventory increases. Inventory event risk, both for issuer credit and emerging markets, is analyzed with the involvement of senior traders, economists and credit department personnel. Market scenarios for the major emerging markets are maintained and updated to reflect the event risk for the emerging market inventory. In addition, Salomon Smith Barney, as a dealer of securities in the global capital markets, has risk to issuers of fixed income securities for the timely payment of principal and interest. Principal risk is reviewed by the Global Risk Management Group, which identifies and reports major risks undertaken by the trading businesses. The Credit Department combines principal risk positions with credit risks resulting from market and delivery risk to review aggregate exposures by counterparty, industry and country.

Risk Limits -- Salomon Smith Barney's trading businesses have implemented business unit limits on exposure to risk factors. These limits, which are intended to enforce the discipline of communicating and gaining approval for higher risk positions, are periodically reviewed by the Global Risk Management Group. Business units may not exceed risk limits without the approval of the appropriate member of the Risk Management Committee.

Theoretical Revenue Reconciliation -- The trading units of Salomon Smith Barney, the Global Risk Management Group and various support units perform periodic revenue reconciliations, comparing actual revenues with the revenue outcome that would have been expected based on risk factor exposures. A discrepancy between the expected revenue impact for a given market event and the actual revenues may indicate an unexplained dimension of market risk. Comparing the two thus provides a fundamental check that risk management is capturing all the material market risk factors and that the sources of trading risk and trading revenue are consistent with the realized revenue.

Tools for Risk Management and Reporting -- Salomon Smith Barney's market risk measurement begins with the identification of relevant market risk factors. These core risk factors vary from market to market, and region to region. Risk factors are used in three types of analysis: stress analysis, scenario analysis and value-at-risk analysis.

Stress Analysis. Salomon Smith Barney performs stress analysis by repricing inventory positions for specified upward and downward moves in risk factors, and computing the revenue implications of these repricings. Stress analysis is a useful tool for identifying exposures that appear to be relatively small in the current environment but grow more than proportionately with changes in risk factors. Such risk is typical of a number of derivative instruments, including options sold, many mortgage derivatives and a number of structured products. Stress analysis provides for the measurement of the potential impact of extremely large moves in risk factors, which, though infrequent, can be expected to occur from time to time.

Scenario Analysis. Scenario analysis is a tool that generates forward-looking "what-if" simulations for specified changes in market factors. For example, a scenario analysis could simulate the impact of a dramatic tightening of interest rates by the Federal Reserve Board. The revenue implications of the specified scenario are quantified not only for Salomon Smith Barney as a whole, but on a business unit basis and on a geographic basis. The risk management system keeps track of many scenarios developed by members of the Global Risk Management Group and by Salomon Smith Barney's economists and strategists.

Value at Risk. Value at risk (VAR) is a statistical tool for measuring the variability of trading revenue. The VAR reported reflects a potential range of revenue loss, over a one day period, at the "95% confidence level." This level implies that on 95 trading days out of 100, the mark-to-market of the portfolio will likely result in either (1) an increase in revenue, or (2) a decrease from average revenue that is less than the VAR estimate; and that on 5 trading days out of 100, a decrease from average revenue that will likely exceed the VAR estimate.

Value at risk is calculated by performing simulation analysis of the volatilities and correlations of key underlying market risk factors (e.g., interest rates, interest rate spreads, equity prices, foreign exchange rates, commodity prices, option volatilities) to estimate the range of possible changes in the market value of Salomon Smith Barney's market risk sensitive financial instruments.

Measuring market risk using statistical risk management models has recently become the main focus of risk management efforts by many companies whose earnings are exposed to changes in the fair value of financial instruments. Management believes that statistical models alone do not provide a reliable method of monitoring and controlling risk. While VAR models are relatively sophisticated, they are of limited value for internal risk management in that they do not give any indication of which individual exposures are problematic or which of the many risk simulations are particularly worrisome. Therefore, such models do not substitute for the experience or judgment of senior management and the Global Risk Management Group, who have extensive knowledge of the markets and revise strategies as they deem necessary. These models are used by Salomon Smith Barney only as a supplement to other risk management tools.

Salomon Smith Barney engages in long-term trading activities. The horizon of these trading activities can vary and is often in excess of a fiscal quarter. Therefore, daily VAR is of limited use in measuring the true risk over longer horizons. For long-term strategies that have convergence or mean-reverting characteristics, the daily VAR will overestimate the risk that these strategies will have over a longer horizon. Salomon Smith Barney believes that this feature of the trading horizon makes comparisons of VAR across different firms problematic.

The following table shows the results of Salomon Smith Barney's VAR analysis, which includes substantially all of its financial assets and liabilities, including all financial instruments and commodities owned and sold, contractual commitments, repurchase and resale agreements, and related funding at December 31, 1997:

            (millions)
            -----------------------------------------------------

            Interest rate                                     $41

            Equities                                          $ 8

            Commodities                                       $ 8

            Currency                                          $ 9

            All financial assets and liabilities              $44

The quantification of market risk using VAR analysis requires a number of key assumptions. In calculating the above market risk amounts, Salomon Smith Barney used a 95% confidence level and a one day interval. The standard deviations and correlation assumptions are based on historical data and reflect a horizon of one year or more and no more than five years. Over 100 risk factors are used in the simulations. VAR reflects the risk profile of Salomon Smith Barney at December 31, 1997 and is not a predictor of future results.

The following describes the components of market risk:

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. In connection with Salomon Smith Barney's dealer and arbitrage activities, including market-making in OTC derivative contracts, Salomon Smith Barney is exposed to interest rate risk arising from changes in the level or volatility of interest rates, mortgage prepayment speeds or the shape and slope of the yield curve. Salomon Smith Barney's corporate bond activities expose it to the risk of loss related to changes in credit spreads. When appropriate, Salomon Smith Barney attempts to hedge its exposure to interest rate risk by entering into transactions such as interest rate swaps, options, U.S. and non-U.S. government securities and futures and forwards contracts designed to mitigate such exposure.

Equity Price Risk

Salomon Smith Barney is exposed to equity price risk as a consequence of making markets in equity securities and equity derivatives. Equity price risk results from changes in the level or volatility of equity prices, which affect the value of equity securities, or instruments that derive their value from a particular stock, a basket of stock or a stock index. Salomon Smith Barney attempts to reduce the risk of loss inherent in its inventory in equity securities by entering into hedging transactions, including equity options, designed to mitigate its market risk profile.

Commodity Price Risk

Commodity price risk results from the possibility that the price of the underlying commodity may rise or fall. Cash flows from commodity contracts are based on the difference between an agreed-upon fixed price and a price that varies with changes in a specified commodity price or index. Commodity contracts principally relate to energy, precious metals and base metals.

Currency Risk

Currency risk arises from the possibility that changes in foreign exchange rates will impact the value of financial instruments. When Salomon Smith Barney buys or sells a foreign currency or financial instrument denominated in a currency other than U.S. dollars, exposure exists from a net open currency position. Until the position is covered by selling or buying an equivalent amount of the same currency or by entering into a financing arrangement denominated in the same currency, Salomon Smith Barney is exposed to a risk that the exchange rate may move against it.

CREDIT RISK

Credit risk represents the loss Salomon Smith Barney could incur if an issuer or counterparty is unable or unwilling to perform on its commitments, including the timely payment of principal and interest or settlement of swap and foreign exchange transactions, repurchase agreements, securities purchases and sales, and other contractual obligations. Salomon Smith Barney's credit risk management process considers the many factors that influence the probability of a potential loss, including, but not limited to, the issuer's or counterparty's financial profile, its business prospects and reputation, the specific terms and duration of the transactions, the exposure of the transactions to market risk, macroeconomic developments and sovereign risk.

Origin of Credit Risk

In the normal course of its operations, Salomon Smith Barney and its subsidiaries enter into various transactions that give rise to credit risk. Credit risk is generally attributable to one or more of the following risks: market, delivery and default of principal. Market and delivery risks create credit risk with respect to transactions with counterparties. Default of principal risk is the risk of nonpayment of the principal and interest of a security.

The components of market risk such as absolute and relative price movements, price volatility, changes in yield curves, currency fluctuations and changes in market liquidity result in credit risk even where the right of offset exists when a counterparty's obligation to Salomon Smith Barney exceeds the obligation of Salomon Smith Barney to the counterparty. Delivery risk arises from the requirement, in certain circumstances, to release cash or securities before receiving payment. For both market and delivery risk, the Credit Department sets credit limits or requires specific approvals that anticipate the potential exposure of transactions.

Credit Risk Management at Salomon Smith Barney

The Chief Credit Officer, who is independent of any revenue-generating function, manages the Credit Department, whose professionals assess, approve, monitor, and coordinate the extension of credit on a global basis. In considering such risk, the department evaluates the risk/return trade-offs as well as current and potential credit exposures to a counterparty or to groups of counterparties that are related because of industry, geographic, or economic characteristics. The department also has established various credit policies and control procedures used singularly or in combination, depending upon the circumstances.

Credit Risk Management of Commodities-Related Transactions

Phibro's credit department determines the credit limits for counterparties in its commodities-related activities. Exposure reports, which contain detailed information about cash flows with customers, goods in transit and forward mark-to-market positions, are reviewed daily.

Credit Exposure from Derivatives Activities

The following table summarizes Salomon Smith Barney's credit exposure, net of cash and securities collateral for swap agreements, swap options and caps and floors and foreign exchange contracts and options at December 31, 1997. These numbers do not present potential credit exposure that may result from factors that influence market risk or from the passage of time. Severe changes in market factors may cause credit exposure to increase suddenly and dramatically. Swap agreements, swap options, caps and floors include transactions with both short- and long-term periods of commitment.

                                                             Transactions
                                                             with over 3
                                                               years to
(billions)                              All transactions       maturity     1997 average
----------------------------------------------------------------------------------------
Swaps, swap options, caps and floors:
   Risk classes 1 and 2                       $1.5               $1.1            $1.1
   Risk class 3                                1.5                 .8             1.2
   Risk classes 4 and 5                        1.0                 .5              .8
   Risk classes 6, 7 and 8                      .1                 .1              .1
----------------------------------------------------------------------------------------
                                              $4.1               $2.5            $3.2
========================================================================================
Foreign exchange contracts and options:
   Risk classes 1 and 2                       $ .7                 --            $ .7
   Risk class 3                                 .7                 --              .6
   Risk classes 4 and 5                         .2                 --              .2
----------------------------------------------------------------------------------------
                                              $1.6                 --            $1.5
========================================================================================

To monitor credit risk, Salomon Smith Barney utilizes a series of eight internal designations of counterparty credit quality. These designations are analogous to external credit ratings whereby risk classes one through three are high quality investment grades. Risk classes four and five include counterparties ranging from the lowest investment grade to the highest non-investment grade. Risk classes six, seven and eight represent higher risk counterparties.

With respect to sovereign risk related to derivatives, credit exposure at December 31, 1997 was primarily to counterparties in the U.S. ($2.9 billion), Germany ($.6 billion), Great Britain ($.5 billion), Italy ($.4 billion), Japan ($.3 billion) and France ($.3 billion).

OPERATIONAL RISK

As a major intermediary in financial and commodities markets, Salomon Smith Barney is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Slightly less direct, but of critical importance, are risks pertaining to operational and back office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include:

o Operational/Settlement Risk - the risk of financial and opportunity loss and legal liability attributable to operational problems, such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement, or the inability to process large volumes of transactions. Salomon Smith Barney is subject to increased risks with respect to its trading activities in emerging market securities, where clearance, settlement, and custodial risks are often greater than in more established markets.

o Technological Risk - the risk of loss attributable to technological limitations or hardware failure that constrain Salomon Smith Barney's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, among units within Salomon Smith Barney, and in the markets where Salomon Smith Barney participates. In addition, Salomon Smith Barney must enhance its systems to process dates starting with the year 2000 and to address the technological implications that will result from regulatory and market changes, such as Europe's Economic and Monetary Union.

o Legal/Documentation Risk - the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements) or errors that result in noncompliance with applicable legal and regulatory requirements.

o Financial Control Risk - the risk of loss attributable to limitations in financial systems and controls. Strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, including Salomon Smith Barney's stockholder, creditors, and regulators, is free of material errors.

As the above risks are largely interrelated, so are Salomon Smith Barney's actions to mitigate and manage them. Salomon Smith Barney's Chief Administrative Officer is responsible for, among other things, oversight of global operations and technology. An essential element in mitigating the risks noted above is the optimization of information technology and the ability to manage and implement change. To be an effective competitor in an information-driven business of a global nature requires the development of global systems and databases that ensure increased and more timely access to reliable data.

For related disclosures see Notes 1, 5, 11 and 20 of Notes to Consolidated Financial Statements.

Consumer Finance Services

                                          Year Ended December 31,
                           -----------------------------------------------------
                                 1997               1996              1995
--------------------------------------------------------------------------------
                                      Net                Net                Net
(millions)                 Revenues  Income  Revenues   Income  Revenues  Income
--------------------------------------------------------------------------------
Consumer Finance Services   $1,688   $  237   $1,411   $  223   $1,354   $  246
================================================================================

Consumer finance earnings were $237 million in 1997 compared to $223 million in 1996 and $246 million in 1995. The 6% increase in 1997 reflects strong receivables growth in all major products, largely as a result of investments made over the last year in marketing, training and systems enhancements. Net receivables at December 31, 1997 reached a record $11.05 billion (which excludes $186 million in credit card receivables held for securitization) compared to $8.07 billion at year-end 1996 and $7.24 billion at year end 1995. The receivables increase in 1997 reflects strong internal growth as well as the July 31, 1997 acquisition of Security Pacific Financial Services (Security Pacific). Security Pacific contributed approximately $1.2 billion in receivables growth while internal sources generated the remainder, which grew 22% over year-end 1996 levels. The internal growth during 1997 was led by the Primerica Financial Services (PFS) generated portfolio, which grew 49% to $2.3 billion for the year, as well as credit card outstandings, which grew 28% or $257 million to $1.16 billion. (Including the receivables held for securitization, credit card growth was $443.5 million, or 49%.) Receivables originated in the branch system during 1997 grew 14%, excluding the impact of Security Pacific.

Despite strong growth in receivables during the second half of 1996, net income in 1996 was lower than 1995, as expected, driven by a higher provision for loan losses reflecting industry trends associated with personal bankruptcies. The growth in Consumer finance receivables in 1996 occurred primarily in real estate loan and personal loan products generated by Commercial Credit's branch office network and through PFS.

While total interest margin has increased in 1997 from the 1996 and 1995 periods due to the increase in the portfolio, average net interest margin declined 50 basis points in 1997 to 8.14% and declined 15 basis points in 1996 to 8.64% from 8.79% in 1995, reflecting a decline in the average yield to 14.58% in 1997 and 15.24% in 1996. These declines were partially offset by a decrease in cost of funds over the period. The decline in average yield has resulted from a shift in the portfolio mix towards lower yielding higher quality real estate loans, particularly first mortgage loans, as well as credit cards.

Consumer Finance borrows from the corporate treasury operations of Commercial Credit Company (CCC), a holding company subsidiary of TRV that raises funds externally. For fixed rate loan products, Consumer Finance is charged agreed-upon rates that generally have been set within a narrow range and approximated 6.55% in 1997 and 6.75% in 1996 and 6.95% in 1995. For variable rate loan products, Consumer Finance is charged rates based on prevailing short-term rates. CCC's actual cost of funds may be higher or lower than rates charged to Consumer Finance, with the difference reflected in the Corporate and Other segment.

Delinquencies in excess of 60 days were 2.35% as of December 31, 1997 compared to 2.38% at year end 1996 and 2.14% at year end 1995. The charge off-rate of 2.65% in 1997 was down from the 2.91% rate in 1996 and higher than the 2.28% rate in 1995. As a result of the Security Pacific acquisition, charge-offs in the second half of 1997 reflect a short-term benefit largely from the transition of that portfolio to Commercial Credit's charge-off policies. As a result, the Company expects the charge-off rate to increase somewhat in the first half of 1998.

The allowance for credit losses as a percentage of net outstandings was 2.91% at year-end 1997 compared to 2.97% at year-end 1996 and 2.66% at year-end 1995.

Integration of Security Pacific has proceeded rapidly, with the conversion to the Company's proprietary systems and the addition of approximately 175 Security Pacific branch offices. As of December 31, 1997, the Company had 1,026 branches, making it the third largest domestic branch network in the consumer finance industry.

                                                      As of, or for, the
                                                    Year Ended December 31,
                                               ---------------------------------
                                                  1997       1996        1995
                                               ---------------------------------
Allowance for credit losses as a %
  of net outstandings                             2.91%      2.97%       2.66%

Charge-off rate for the year                      2.65%      2.91%       2.28%

60 + days past due on a contractual basis as
  a % of gross consumer finance receivables at
  year-end                                        2.35%      2.38%       2.14%

Insurance subsidiaries of the Company provide credit life, health and property insurance to Consumer Finance customers. Premiums earned were $177 million in 1997, $155 million in 1996 and $139 million in 1995. The increase in premiums year-over-year is the result of growth in receivables and expanded availability of certain products in additional states.

Asset Quality -- Consumer Finance assets totaled approximately $12.8 billion at December 31, 1997, of which $10.8 billion, or 84%, represented the net consumer finance receivables (including accrued interest and the allowance for credit losses). These receivables were predominantly residential real estate-secured loans and personal loans. Receivable quality depends on the likelihood of repayment. The Company seeks to reduce its risks by focusing on individual lending, making a greater number of smaller loans than would be practical in commercial markets, and maintaining disciplined control over the underwriting process. In response to the high level of personal bankruptcies in the unsecured market, the Company has shifted its portfolio mix toward higher quality real estate loans, particularly first mortgage loans. The Company has a geographically diverse portfolio as described in Note 10 of Notes to Consolidated Financial Statements. The Company believes that its loss reserves on the consumer finance receivables are appropriate given current circumstances.

Of the remaining Consumer Finance assets, approximately $915 million were investments of insurance subsidiaries, including $748 million of fixed income securities and $93 million of short-term investments with a weighted average quality rating of A1.

Outlook -- The Consumer Finance results over the last several years have been influenced by a higher level of loan losses, as a result of a higher level of personal bankruptcies. Consumer Finance is also affected by the interest rate environment and general economic conditions. The lower interest rate environment has resulted in modest downward pressure on interest rates charged on new receivables secured by real estate and credit cards. For the Company overall, however, these trends have been offset somewhat by the lower costs of funds. From time to time low interest rates combined with aggressive competitor pricing may increase the likelihood of prepayments of mortgages loans. This impact has been mitigated by a number of programs instituted by the Company including those designed to attract first mortgage business. Continued low interest rates could result in a reduction of the interest rates that CCC charges Consumer Finance on borrowed funds.

Life Insurance Services

                                                       Year Ended December 31,
                                      ---------------------------------------------------------
                                            1997                1996                1995
-----------------------------------------------------------------------------------------------
                                                   Net                 Net                 Net
(millions)                            Revenues   Income   Revenues   Income   Revenues   Income
-----------------------------------------------------------------------------------------------
Travelers  Life and Annuity  (1), (2)   $2,890     $567     $2,339     $371     $2,502     $330
Primerica Financial Services (3)         1,536      343      1,426      282      1,356      251
-----------------------------------------------------------------------------------------------
Total Life Insurance Services           $4,426     $910     $3,765     $653     $3,858     $581
===============================================================================================

(1) Net income includes $143 million, $11 million and $48 million of reported investment portfolio gains in 1997, 1996 and 1995, respectively.
(2) Excludes results of The MetraHealth Companies Inc. which are classified as discontinued operations.
(3) Net income includes $8 million, $9 million and $20 million of reported investment portfolio gains in 1997, 1996 and 1995, respectively, and in 1996 a portion of the gain ($4 million) from the disposition of RCM Capital Management, a California Limited Partnership (RCM).

Travelers Life and Annuity

Travelers Life and Annuity consists of annuity, life and long-term care products marketed by The Travelers Insurance Company (TIC) and its wholly owned subsidiary The Travelers Life and Annuity Company (TLAC) under the Travelers name and the individual accident and health operations of Transport Life (through September 29, 1995 -- the date of its spin-off). Among the range of products offered are fixed and variable deferred annuities, payout annuities and term, universal and variable life and long-term care insurance to individuals and small businesses. Travelers Life and Annuity also provides group pension products, including guaranteed investment contracts, and group annuities to employer-sponsored retirement and savings plans. These products are primarily marketed through The Copeland Companies (Copeland), an indirect wholly owned subsidiary of TIC, Salomon Smith Barney Financial Consultants and a nationwide network of independent agents. The majority of the annuity business and a substantial portion of the life business written by Travelers Life and Annuity is accounted for as investment contracts, with the result that the premium deposits collected are not included in revenues.

Earnings before portfolio gains were $424 million in 1997 compared to $360 million in 1996 and $282 million in 1995. The 18% improvement in 1997 was largely driven by strong investment income as well as by double-digit growth in individual and group annuity account balances and long-term care insurance premiums. Positive earnings momentum attributable to strong sales growth of less capital-intensive products --including variable life insurance and annuities -- continues to be partially offset by a gradual decline in the amount of higher margin business written in prior years. The 28% improvement in 1996 was largely driven by strong investment income, reflecting a repositioning of the investment portfolio and the reinvestment of the proceeds from the sale of the Company's interest in MetraHealth in the 1995 fourth quarter, partially offset by the loss of earnings from Transport Life, which was spun off to TRV stockholders in September 1995. Also offsetting the increase in 1996 were higher expenses, a portion of which relate to higher corporate expense allocations of amounts previously absorbed in other segments.

Improved sales through Copeland, Salomon Smith Barney Financial Consultants, and a nationwide network of independent agents, reflect the ongoing effort to build market share by strengthening relationships in key distribution channels. Future sales should also benefit from the major rating agency upgrades of The Travelers Insurance Company during 1997.

Significant deferred annuities sales, combined with favorable market returns from variable annuities, drove account balances to $16.1 billion at December 31, 1997, up 22% from $13.2 billion at year-end 1996 and $11.3 billion at year-end 1995. Net written premiums and deposits increased 28% in 1997 to $2.55 billion from $1.99 billion in 1996 and $1.65 billion in 1995. The strong sales reflect a fourth quarter marketing initiative at Salomon Smith Barney, as well as Copeland's successful penetration of the small company segment of the 401(k) market.

Payout and group annuity account balances and benefit reserves reached $11.94 billion at December 31, 1997, up 10%, from $10.86 billion at year-end 1996 and were slightly lower than the $12.03 billion at year-end 1995. The 1997 revitalization of the payout and group annuities business reflects a doubling of sales of new payout annuities and guaranteed investment contracts. Net written premiums and deposits (excluding the Company's employee pension plan deposits) in 1997 were $2.42 billion, up more than 95% from $1.24 billion in 1996 and $1.14 billion in 1995.

Direct periodic premiums and deposits for individual life insurance of $290.4 million in 1997 were marginally ahead of the $285.3 million in 1996 and $278.6 million in 1995. Life insurance in force was $51.6 billion at December 31, 1997, up from $50.4 billion at year-end 1996 and $49.2 billion at year-end 1995.

Net written premiums for the growing long-term care insurance line reached $183.8 million in 1997 compared to $127.7 million in 1996 and $88.2 million in 1995.

Outlook -- Travelers Life and Annuity should benefit from growth in the aging population who are becoming more focused on the need to accumulate adequate savings for retirement, to protect these savings and to plan for the transfer of wealth to the next generation. Travelers Life and Annuity is well-positioned to take advantage of the favorable long-term demographic trends through its strong financial position, widespread brand name recognition and broad array of competitive life, annuity and long-term care insurance products sold through established distribution channels.

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

Primerica Financial Services

Earnings before portfolio gains and the gain on disposition of RCM were $335 million in 1997 compared to $269 million in 1996 and $231 million in 1995. The 25% increase in 1997 results principally reflects strong sales of mutual funds and variable annuities, continued growth in life insurance in force, as well as favorable mortality experience and disciplined expense management. Substantial increases in total production and cross-selling initiatives were achieved during 1997 as PFS continued to benefit from greater application of the Financial Needs Analysis (FNA) -- the diagnostic tool that enhances the ability of the Personal Financial Analysts to address client needs. More than 483,000 FNAs were submitted during 1997, a 351% increase over the 107,000 submitted in

1996. The 16% increase in 1996 results reflects higher sales of mutual funds and consumer loans as well as continued growth in life insurance in force and improved life insurance margins.

Total face amount of issued term life insurance was $52.6 billion in 1997 compared to $52.0 billion in 1996 and $53.0 billion in 1995. Included in the $52.6 billion face amount issued in 1997 is $45.7 billion in newly issued face amount, $1.2 billion in non-PFS term insurance issued by National Benefit Life Insurance Company (NBL) and $5.7 billion in additional coverage to existing PFS policies through add-on riders. The $52.0 billion issued in 1996 includes $45.9 billion in newly issued face amount, $1.2 in non-PFS term insurance issued by NBL and $4.9 billion in add-on riders. The $53.0 billion issued in 1995 includes $47.9 billion in newly issued face amount, $1.1 in non-PFS term insurance issued by NBL and $4.0 billion in add-on riders. The number of policies issued was 228,900 in 1997, compared to 247,600 in 1996 and 266,600 in 1995, consistent with the industry-wide downturn in new life insurance sales for these periods. The average face value (in thousands) per policy issued was $200 in 1997 compared to $185 in 1996 and $180 in 1995. During this time, PFS has focused upon the strategic expansion of its business beyond life insurance and now offers a greater variety of financial products and services, delivered through its sales force. Life insurance in force at year-end 1997 reached $369.9 billion, up from $359.9 billion at year-end 1996 and $348.2 billion at year-end 1995, and continued to reflect good policy persistency.

PFS has traditionally offered mutual funds to customers as a means to invest the relative savings realized through the purchase of term life insurance as compared to traditional whole life insurance. Sales of mutual funds were $2.689 billion in 1997 compared to $2.327 billion in 1996 and $1.551 billion in 1995. Approximately 42% of initial U.S. sales in 1997 were from the Salomon Smith Barney products, predominantly the Concert Series(R) which PFS first introduced to its market in early 1996. Loan receivables from the $.M.A.R.T. loan(R) (real-estate loans) and $.A.F.E.(R) loan (personal loans) products of Consumer Finance, which are reflected in the assets of Consumer Finance, continued to advance during the year and were $2.264 billion at December 31, 1997 compared to $1.524 billion at December 31, 1996, and $1.258 billion at December 31, 1995. The TRAVELERS SECURE(R) property and casualty insurance product (automobile and homeowners insurance) -- issued through Travelers Property Casualty Corp. -- continues to experience healthy growth in applications and policies and currently has been introduced in 39 states. Approximately 8,700 agents are licensed to sell this product.

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

Property & Casualty Insurance Services

                                             Year Ended December 31,
                           ------------------------------------------------------------
(millions)                        1997                 1996                 1995
---------------------------------------------------------------------------------------
                                         Net                  Net                  Net
                           Revenues    Income   Revenues    Income   Revenues    Income
---------------------------------------------------------------------------------------
Commercial Lines (1)         $6,557      $946     $5,528      $215     $3,063      $343
Personal Lines (2)            3,341       413      2,685       281      1,482       110
Financing Costs and Other        13      (123)        11       (87)        --        --
Minority Interest                --      (212)        --       (47)        --        --
---------------------------------------------------------------------------------------
Total Property & Casualty
  Insurance Services         $9,911    $1,024     $8,224      $362     $4,545      $453
=======================================================================================

(1) Net income includes $100 million, $21 million and $36 million of reported investment portfolio gains in 1997, 1996 and 1995, respectively, and $453 million of charges in 1996 related to the acquisition of Aetna P&C.
(2) Net income includes $10 million of reported investment portfolio gains in 1997, $5 million of reported investment portfolio losses in 1996 and $6 million of reported investment portfolio gains in 1995. 1996 also benefits from $31 million of adjustments related to the acquisition of Aetna P&C.

Segment earnings include the property and casualty operations of Aetna P&C for periods subsequent to April 2, 1996. Certain production statistics related to Aetna P&C operations are provided for comparative purposes for periods prior to April 2, 1996 and are not reflected in such prior period revenues or operating results.

As previously indicated, TAP incurred charges during 1996 related to the acquisition and integration of Aetna P&C. These charges resulted primarily from anticipated costs of the acquisition and the application of Travelers strategies, policies and practices to Aetna P&C reserves. The charges include:

o $229 million after tax and minority interest ($430 million before tax and minority interest) in reserve increases, net of reinsurance, related primarily to cumulative injury claims other than asbestos (CIOTA);

o $45 million after tax and minority interest ($84 million before tax and minority interest) in additional asbestos liabilities pursuant to an existing settlement agreement with a customer of Aetna P&C;

o a $32 million after tax and minority interest ($60 million before tax and minority interest) charge related to premium collection issues on loss sensitive programs, specifically large deductible products;

o a $22 million after tax and minority interest ($41 million before tax and minority interest) provision for uncollectibility of reinsurance recoverables of Aetna P&C determined by applying the Company's normal guidelines for estimating collectibility of such accounts; and

o an $18 million after tax and minority interest ($35 million before tax and minority interest) provision for lease and severance costs of Travelers Indemnity related to the restructuring plan for the acquisition.

For purposes of computing GAAP combined ratios, fee income is allocated as a reduction of losses and loss adjustment expenses and other underwriting expenses. Previously fee income was included with premiums for purposes of computing GAAP combined ratios. The 1996 and 1995 GAAP combined ratios have been restated to conform to the current year's presentation.

Commercial Lines

Earnings before portfolio gains/losses and acquisition-related charges were $846 million in 1997 compared to $647 million in 1996 and $307 million in 1995. The 31% improvement in 1997 primarily resulted from the inclusion in 1997 of Aetna P&C for the entire year compared to only nine months for 1996, higher net investment income, lower catastrophe losses and expense savings associated with the acquisition and integration of Aetna P&C. Operating results also reflected market conditions characterized by difficult pricing and increased competition. The impact of this trend on 1997 operating results was offset by the continued disciplined approach to underwriting and risk management. The 1996 increase compared to 1995 was primarily the result of higher net investment income, the benefits of expense-reduction initiatives and the inclusion of Aetna P&C's results of operations for nine months in 1996.

Commercial Lines net written premiums totaled $4.757 billion in 1997 compared to $4.084 billion in 1996 (excluding an adjustment associated with a reinsurance transaction) and $2.309 billion in 1995. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Commercial Lines net written premiums totaled $4.690 billion in 1996 and $5.144 billion in 1995. The 1997 increase was primarily attributable to a $142 million adjustment due to the change to conform the Aetna P&C method of recording certain net written premiums to the method employed by Travelers Indemnity and its subsidiaries (Travelers P&C). The increase was offset in part by the highly competitive conditions in the marketplace and the Company's continued disciplined approach to underwriting and risk management. The 1996 decrease reflected the highly competitive marketplace and the Company's selective underwriting.

Fee income was $365 million in 1997 compared to $392 million in 1996 and $432 million in 1995. The decreases in fee income were the result of the depopulation of involuntary pools as the loss experience of workers' compensation improved and insureds moved to voluntary markets and the Company's continued success in lowering workers' compensation losses of service customers, partially offset by the Company writing more service fee-based product versus premium-based product.

National Accounts works with national brokers and regional agents providing insurance coverages and services, primarily workers' compensation, mainly to large corporations. National Accounts also includes the alternative market business which sells claims and policy management services to workers' compensation and automobile assigned risk plans, self-insurance pools throughout the United States and to niche voluntary markets. National Accounts' net written premiums were $657 million in 1997 compared to $803 million in 1996 (excluding a one-time adjustment associated with a reinsurance transaction) and $703 million in 1995. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), National Accounts net written premiums were $874 million in 1996 and $1.192 billion in 1995. The 1997 decrease was primarily due to a decrease in the Company's level of involuntary pool participation, National Accounts writing less premium-based products versus service fee-based products, the highly competitive marketplace and the Company's continued disciplined approach to underwriting and risk management. The 1996 decrease reflected the Company's selective renewal activity and the highly competitive marketplace.

National Accounts new business in 1997 was significantly higher than in 1996, reflecting continued product development efforts, especially in workers' compensation managed care programs. National Accounts business retention ratio was also significantly higher in 1997 than in 1996, reflecting the Company's continued focus on retaining profitable business. National Accounts new business in 1996 was significantly lower than in 1995 despite the Aetna P&C acquisition, and was due to the highly competitive marketplace. National Accounts business retention ratio in 1996 was moderately lower than in 1995 and reflected the Company's selective renewal activity and the highly competitive marketplace.

Commercial Accounts serves mid-sized businesses through a network of independent agents and brokers. Commercial Accounts' net written premiums were $1.986 billion in 1997 compared to $1.485 billion in 1996 and $730 million in 1995. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Commercial Accounts net written premiums were $1.725 billion in 1996 and $1.862 billion in 1995. The increase in 1997 reflected a $127 million adjustment due to the change to conform the Aetna P&C method with the Travelers P&C method of recording certain net written premiums and the continued growth through programs designed to leverage underwriting experience in specific industries, partially offset by the highly competitive marketplace and the Company's continued disciplined approach to underwriting and risk management. The decrease in 1996 in net written premiums was due to the highly competitive marketplace, the Company's selective underwriting and the continued softness in guaranteed cost pricing.

In 1997, new business in Commercial Accounts significantly improved compared to 1996, reflecting continued growth in programs designed to leverage underwriting experience in specific industries. The Commercial Accounts business retention ratio in 1997 significantly improved compared to 1996. Commercial Accounts continues to focus on the retention of existing business while maintaining its product pricing standards and its selective underwriting policy. For 1996, new business in Commercial Accounts was significantly higher than in 1995. The 1996 increase in new business was due to the acquisition of Aetna P&C. The Commercial Accounts business retention ratio in 1996 was virtually the same as in 1995 and reflected Commercial Accounts selective underwriting policy.

Select Accounts serves small businesses through a network of independent agents. Select Accounts net written premiums were $1.432 billion in 1997 compared to $1.191 billion in 1996 and $542 million in 1995. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Select Accounts net written premiums were $1.412 billion in 1996 and $1.466 billion in 1995. The increase in 1997 reflected a $15 million adjustment due to the change to conform the Aetna P&C method with the Travelers P&C method of recording certain net written premiums and the continued benefit from the broader industry and product line expertise of the combined company, partially offset by the highly competitive marketplace and the Company's continued disciplined approach to underwriting and risk management. The decrease in 1996 reflected the highly competitive marketplace and the Company's selective underwriting.

New premium business in Select Accounts was moderately higher in 1997 than in 1996 reflecting an increase due to the acquisition of Aetna P&C, partially offset by a decrease due to the competitive marketplace. The Select Accounts business retention ratio remains very strong in 1997 and was moderately higher than in 1996, reflecting the Company's focus on retaining profitable business. New premium business in Select Accounts was significantly higher in 1996 than in 1995 due to the acquisition of Aetna P&C. The Select Accounts business retention ratio was moderately higher in 1996 than in 1995 reflecting the industry and product line expertise of the combined company.

Specialty Accounts markets products to national, midsize and small customers, including individuals, and distributes them through both wholesale brokers and retail agents and brokers throughout the United States. Specialty Accounts net written premiums were $682 million in 1997 compared to $605 million in 1996 and $334 million in 1995. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Specialty Accounts net written premiums for 1996 were $679 million and $624 million in 1995. The 1997 increase compared to 1996 was due to increased writings of its excess and surplus lines business, partially offset by lower directors' and officers' liability insurance writings due to the termination of an exclusive arrangement with a managing general agent. The 1996 increase compared to 1995 was due to increases in directors' and officers' liability insurance and errors and omissions coverages.

Catastrophe losses, net of tax and reinsurance, were $5 million in 1997 compared to $31 million in 1996 and $7 million in 1995. The 1997 catastrophe losses were primarily due to tornadoes in the Midwest in the first quarter. Catastrophe losses in 1996 were primarily due to Hurricane Fran and December storms on the West Coast.

The statutory combined ratio for Commercial Lines for 1997 was 109.0% compared to 128.1% in 1996 and 105.0% in 1995. The GAAP combined ratio for Commercial Lines in 1997 was 108.7% compared to 128.3% in 1996 and 103.6% in 1995.

GAAP combined ratios for Commercial Lines differ from statutory combined ratios primarily due to the deferral and amortization of certain expenses for GAAP reporting purposes only. In 1996, the net deferral for GAAP was offset by certain purchase accounting adjustments recorded in connection with the Aetna P&C acquisition which resulted in a charge to statutory expenses.

The decreases in the 1997 statutory and GAAP combined ratios for Commercial Lines compared to 1996 were primarily attributable to the 1996 charges related to the acquisition and integration of Aetna P&C. Excluding these amounts, the statutory and GAAP combined ratios before policyholder dividends for 1996 would have been 109.3% and 110.8%, respectively. The decrease in the 1997 statutory and GAAP combined ratios compared to the 1996 statutory and GAAP combined ratios excluding acquisition-related charges was due to lower catastrophe losses and reduced expenses, partially offset by the inclusion in 1997 of Aetna P&C's results for the entire year compared to only nine months in 1996. Aetna P&C has historically had a higher underwriting expense ratio, partially offset by a lower loss ratio, which reflected the mix of business including the favorable effect of the lower loss ratio of the Bond Specialty business. The increase in the 1996 statutory and GAAP combined ratios excluding acquisition-related charges compared to the 1995 statutory and GAAP combined ratios was primarily due to the inclusion in 1996 of Aetna P&C's results.

Personal Lines

Earnings before portfolio gains/losses and acquisition-related adjustments increased 58% in 1997 to $403 million from $255 million in 1996 and $104 million in 1995. The 1997 increase primarily reflected the inclusion in 1997 of Aetna P&C for the entire year compared to only nine months in 1996, lower catastrophe losses, an increase in favorable prior year reserve development of $40 million primarily in the automobile bodily injury line and production-related growth, partially offset by investments in service centers and market expansions. The 1996 increase was primarily attributable to the post-acquisition results of operations of Aetna P&C, approximately $70 million of favorable prior year reserve development primarily in the automobile bodily injury line, the continued benefit of expense reduction initiatives and higher net investment income.

Personal Lines net written premiums for 1997 were $3.074 billion compared to $2.359 billion in 1996 and $1.298 billion in 1995. On a combined total basis including Aetna P&C (for periods prior to April 2, 1996 for comparative purposes only), Personal Lines net written premiums in 1996 were $2.675 billion and $2.543 billion in 1995. The 1997 increase primarily reflected lower ceded premiums due to a change in a reinsurance arrangement in January 1997, growth in sales in targeted markets served by independent agents and growth in affinity marketing, joint marketing arrangements and TRAVELERS SECURE(R). Business retention continued to be strong. The 1996 increase was due to the continued growth in targeted automobile and homeowners markets, partially offset by reductions due to catastrophe management strategies.

Catastrophe losses, net of taxes and reinsurance, were $10 million in 1997 compared to $58 million in 1996 and $12 million in 1995. Catastrophe losses in 1996 were primarily due to Hurricane Fran, as well as severe first quarter winter storms and second quarter hail and wind storms.

The statutory combined ratio for Personal Lines in 1997 was 92.2% compared to 97.6% in 1996 and 104.4% in 1995. The GAAP combined ratio for Personal Lines in 1997 was 91.8% compared to 97.1% in 1996 and 103.4% in 1995.

GAAP combined ratios for Personal Lines differ from statutory combined ratios primarily due to the deferral and amortization of certain expenses for GAAP reporting purposes only. In addition, certain 1996 purchase accounting adjustments recorded in connection with the Aetna P&C acquisition resulted in a charge to statutory expenses.

The 1996 statutory and GAAP combined ratios for Personal Lines include a benefit resulting from the Company's review of reserves associated with the acquisition of Aetna P&C. Excluding this item, the 1996 statutory and GAAP combined ratios were 100.1% and 99.7%, respectively. The decrease in the 1997 statutory and GAAP combined ratios compared to the 1996 statutory and GAAP combined ratios excluding this item was due to lower catastrophe losses and favorable prior year reserve development, primarily in the automobile bodily injury line. The decrease in the 1996 statutory and GAAP combined ratios excluding this item compared to the 1995 statutory and GAAP combined ratios was predominantly due to the favorable prior year reserve development, partially offset by higher catastrophe losses.

Financing Costs and Other

The primary component for 1997 and 1996 was after tax interest expense of $106 million and $77 million, respectively, reflecting financing costs associated with the acquisition of Aetna P&C.

Outlook -- A variety of factors continue to affect the property and casualty insurance market and the Company's core business outlook, including the competitive pressures affecting pricing and profitability, inflation in the cost of medical care and litigation.

Commercial Lines operating results for 1997 reflected the negative impact of pricing declines in all markets. This trend in market conditions, characterized by difficult pricing and increased competition, continued from prior years.

In National Accounts, where the majority of products are loss-sensitive retrospectively rated or high deductible policies, pricing declines have been the most severe. This business continues to reflect the negative impact of price declines as evidenced by the decrease in premium and fee levels and, more importantly, in the narrowing of profit margins earned on this business. Additionally, there has been an increasing trend in this marketplace for guaranteed cost products at what the Company believes are inadequate price levels.

For Commercial Accounts and Select Accounts, the highly competitive marketplace and soft underwriting cycle continue to pressure the pricing of guaranteed cost products. Premiums on this business continue to reflect price declines, and have not kept pace with loss cost inflation in recent years. The impact of this negative trend in market conditions and resultant price declines has been partially offset by a continued disciplined approach to underwriting and risk management by the Company. The Company's focus is to retain existing profitable business and obtain new accounts where it can maintain its selective underwriting policy. The Company continues to adhere to strict guidelines to maintain high quality underwriting and to focus on its core product lines and markets, with particular emphasis on both product and industry specialization.

Specialty Accounts also operates within a highly competitive marketplace characterized by pressure on both price and terms. The Company's focus in this market is to sustain its emphasis on strict adherence to underwriting standards and to increase its efforts to cross-sell its expanding array of specialty products to existing customers of National Accounts, Commercial Accounts and Select Accounts where it believes it has the greatest sales and profit opportunities.

The combination of price declines associated with the highly competitive marketplace and the Company's selective underwriting criteria has had an adverse impact on premium and fee levels during the past several years. If the competitive pressures on pricing do not improve in 1998, these factors may continue to affect premium and fee levels unfavorably. The Company believes that the competitive pricing environment for Commercial Lines is not likely to improve in 1998.

Personal Lines strategy includes the control of operating expenses to improve competitiveness and profitability, growth in sales through independent agents and continued expansion of alternative marketing channels to broaden its distribution of personal lines products. Personal Lines is expanding its product capabilities, including nonstandard auto coverages, in conjunction with this growth strategy. In addition, Personal Lines continues to take action to reduce its exposure to catastrophe losses, including limiting the writing of new homeowners business and selectively non-renewing existing homeowners business in certain markets, tightening underwriting standards and implementing price increases in certain hurricane-prone areas, subject to restrictions imposed by insurance regulatory authorities.

The property and casualty insurance industry in the United States continues to consolidate. The Company's strategic objectives are to enhance its position as a consistently profitable market leader and to become a low-cost provider of property and casualty insurance in the United States, as the industry consolidates.

In relation to the Company's objective of being a low-cost provider of property and casualty insurance, cost reductions and enhanced productivity efforts are expected to continue. These efforts include reducing overhead expenses, completing the integration of Aetna P&C to make it more consistent with the decentralized, streamlined structure of the Company, and improving claims expense control. The Company has reached its objective of achieving $300 million in annual cost savings in the first two years after the Aetna P&C acquisition.

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

The Company's reserves for environmental claims are not established on a claim-by-claim basis. An aggregate bulk reserve is carried for all of the Company's environmental claims that are in the dispute process until the dispute is resolved. This bulk reserve is established and adjusted based upon the aggregate volume of in-process environmental claims and the Company's experience in resolving such claims. At December 31, 1997, approximately 17% of the net environmental loss reserve (i.e., approximately $192 million) consists of case reserve for resolved claims. The balance, approximately 83% of the net aggregate reserve (i.e., approximately $927 million), is carried in a bulk reserve and includes incurred but not reported environmental claims for which the Company has not received any specific claims.

The Company's reserving methodology is preferable to one based on "identified claims" since the resolution of environmental exposures by the Company generally occurs on an insured-by-insured basis as opposed to a claim-by-claim basis. The nature of the resolution often is through coverage litigation, which often pertains to more than one claim, as well as through a settlement with an insured. Generally, the settlement between the Company and the insured extinguishes any obligation the Company may have under any policy issued to the insured for past, present and future environmental liabilities. This form of settlement is commonly referred to as a "buy-back" of policies for future environmental liability. Additional provisions of these agreements include the appropriate indemnities and hold harmless provisions to protect the Company. The Company's general purpose in executing such agreements is to reduce its potential environmental exposure and eliminate both the risks presented by coverage litigation with the insured and the cost of such litigation.

The reserving methodology includes an analysis by the Company of the exposure presented by each insured and the anticipated cost of resolution, if any, for each insured. This analysis is completed by the Company on a quarterly basis. In the course of its analysis, an assessment of the probable liability, available coverage, judicial interpretations and historical value of similar exposures is considered by the Company. In addition, due consideration is given to the many variables presented, such as the nature of the alleged activities of the insured at each site; the allegations of environmental damage at each site; the number of sites; the total number of potentially responsible parties at each site; the nature of environmental harm and the corresponding remedy at a site; the nature of government enforcement activities at each site; the ownership and general use of each site; the overall nature of the insurance relationship between the Company and the insured; the identification of other insurers; the potential coverage available, if any, including the number of years of coverage, if any; and the applicable law in each jurisdiction. Analysis of these and other factors, including the potential for future claims, results in the establishment of the bulk reserve.

The following table displays activity for environmental losses and loss expenses and reserves for the years ended December 31:

Environmental Losses

(millions)                                  1997           1996           1995
                                          -------        -------        -------
Beginning reserves:
   Direct                                 $ 1,369        $   454        $   482
   Ceded                                     (127)           (50)           (11)
                                          -------        -------        -------
   Net                                      1,242            404            471

Acquisition of Aetna P&C:
   Direct                                      --            968             --
   Ceded                                       --            (39)            --

Incurred losses and loss expenses:
   Direct                                      79            114            117
   Ceded                                      (14)           (52)           (61)

Losses paid:
   Direct                                     271            167            145
   Ceded                                      (67)           (14)           (22)

Other:*
    Direct                                     16             --             --
    Ceded                                      --             --             --
                                          -------        -------        -------
Ending reserves:
   Direct                                   1,193          1,369            454
   Ceded                                      (74)          (127)           (50)
                                          -------        -------        -------
   Net                                    $ 1,119        $ 1,242        $   404
                                          =======        =======        =======

* Represents reallocation of general liability reserves to environmental reserves.

The duration of the Company's investigation and review of environmental-related claims and the extent of time necessary to determine an appropriate estimate, if any, of the value of the claim to the Company, varies significantly and is dependent upon a number of factors. These factors include, but are not limited to, the cooperation of the insured in providing claim information, the pace of underlying litigation or claim processes, the pace of coverage litigation between the insured and the Company and the willingness of the insured and the Company to negotiate, if appropriate, a resolution of any dispute between them pertaining to such claims. Since the foregoing factors vary from claim to claim and insured by insured, the Company cannot provide a meaningful average of the duration of an environmental claim. However, based upon the Company's experience in resolving such claims, the duration may vary from months to several years.

The property and casualty industry does not have a standard method of calculating claim activity for environmental losses. Generally for Superfund remediation type environmental claims, the Company establishes a claim file for each insured on a per site, per claimant basis. If there is more than one claimant such as a federal and a state agency, this method will result in two claims being set up for a policyholder at that one site. The Company adheres to this method of calculating claim activity on all environmental-related claims, whether such claims are tendered on primary, excess or umbrella policies. Since the implementation of the claim system conversion in 1997, the Company's method of establishing claims in the foregoing manner now applies to claims tendered under the Travelers P&C and Aetna P&C policies.

In addition, the Company establishes claim files for bodily injury or property damage environmental claims brought by individual claimants who allege injury or damage as a result of the discharge of wastes or pollutants. As it pertains to such claims tendered on policies issued by Travelers P&C, the Company establishes a claim file on a per claim, per insured, per site basis. For example, if one hundred claimants file a lawsuit against five policyholders alleging bodily injury and property damage as a result of the discharge of wastes or pollutants, one thousand claims (five hundred for the bodily injury claims and five hundred for the property damage claims) would be established.

As it pertains to bodily injury and property damage claims tendered on Aetna P&C policies, the Company's claim system conversion has not been completed to permit the establishment of such claims in a manner consistent with the establishment of Travelers P&C bodily injury and property damage claims. As it pertains to such claims tendered on policies issued by Aetna P&C, the Company currently establishes a claim file on a per insured, per site basis. For example, if one hundred claimants file a lawsuit against five policyholders alleging bodily injury and property damage as a result of the discharge of wastes or pollutants, five claims would be established for all the bodily injury claims and five claims would be established for all of the property damage claims.

As of December 31, 1997, calculated as described above, the Company had approximately 40,300 pending environmental-related claims tendered by 1,400 active policyholders. Of the total pending environmental-related claims, 29,800 claims relate to Travelers P&C policies tendered by 569 policyholders and 10,500 claims relate to Aetna P&C policies tendered by 961 policyholders. Approximately 130 of these Aetna P&C policyholders are also included in the 569 Travelers P&C policyholders' count. The pending environmental-related claims represent federal or state EPA-type claims as well as plaintiffs' claims alleging bodily injury and property damage due to the discharge of waste or pollutants.

To date, the Company generally has been successful in resolving its coverage litigation and continues to reduce its potential exposure through favorable settlements with certain insureds. These settlement agreements with certain insureds are based on the variables presented in each piece of coverage litigation. Generally the settlement dollars paid in disputed coverage claims are a percentage of the total coverage sought by such insureds. Based upon the Company's reserving methodology and the experience of its historical resolution of environmental exposures, it believes that the environmental reserve position is appropriate. As of December 31, 1997, the Company, for approximately $1.16 billion, has resolved the environmental liabilities presented by 3,931 of the 5,331 policyholders who have tendered environmental claims to the Company. This resolution comprises 74% of the policyholders who have tendered such claims. The Company has reserves of approximately $800 million included in its bulk reserve relating to the remaining 1,400 policyholders (26% of the total) with unresolved environmental claims, as well as for any other policyholder that may tender an environmental claim in the future.

Asbestos Claims

In the area of asbestos claims, the Company believes that the property and casualty insurance industry has suffered from judicial interpretations that have attempted to maximize insurance availability from both a coverage and liability standpoint far beyond the intent of the contracting parties. These policies generally were issued prior to the 1980s. The Company continues to receive asbestos claims alleging insureds' liability from claimants' asbestos-related injuries. These claims, when submitted, rarely indicate the monetary amount being sought by the claimant from the insured and the Company does not keep track of the monetary amount being sought in those few claims that indicated such a monetary amount. Originally the cases involved mainly plant workers and traditional asbestos manufacturers and distributors. However, in the mid-1980s, a new group of plaintiffs, whose exposure to asbestos was less direct and whose injuries were often speculative, began to file lawsuits in increasing numbers against the traditional defendants as well as peripheral defendants who had produced products that may have contained small amounts of some form of encapsulated asbestos. These claims continue to arise and on an individual basis generally involve smaller companies with smaller limits of potential coverage. Also, there has emerged a group of non-product claims by plaintiffs, mostly independent labor union workers, mainly against companies, alleging exposure to asbestos while working at these companies' premises. The Company continues to receive this type of asbestos claim.

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

At December 31, 1997, approximately 24% of the net aggregate reserve (i.e., approximately $266 million) is for pending asbestos claims. The balance, approximately 76% (i.e., approximately $848 million) of the net asbestos reserves, represents incurred but not reported losses for which the Company has not received any specific claims.

In general, the Company posts case reserves for pending asbestos claims within approximately 30 business days of receipt of such claims. The following table displays activity for asbestos losses and loss expenses and reserves for the years ended December 31:

Asbestos Losses

(millions)                                  1997           1996           1995
                                          -------        -------        -------

Beginning reserves:
   Direct                                 $ 1,443        $   695        $   702
   Ceded                                     (370)          (293)          (319)
                                          -------        -------        -------
   Net                                      1,073            402            383

Acquisition of Aetna P&C:
   Direct                                      --            801             --
   Ceded                                       --           (121)            --

Incurred losses and loss expenses:
   Direct                                      87            120            109
   Ceded                                      (18)           (35)           (66)

Losses paid:
   Direct                                     174            173            116
   Ceded                                     (140)           (79)           (92)

Other:*
   Direct                                       7             --             --
   Ceded                                       (1)            --             --
                                          -------        -------        -------
Ending reserves:
   Direct                                   1,363          1,443            695
   Ceded                                     (249)          (370)          (293)
                                          -------        -------        -------
   Net                                    $ 1,114        $ 1,073        $   402
                                          =======        =======        =======

* Represents reallocation of reserves.

In 1997 the Company reached an agreement to settle the arbitration with underwriters at Lloyd's of London (Lloyd's) and certain London companies in New York State to enforce reinsurance contracts with respect to recoveries for certain asbestos claims. The dispute involved the ability of the Company to aggregate asbestos claims under a market agreement between Lloyd's and the Company or under the applicable reinsurance treaties. This agreement had no impact on earnings.

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

The following factors are evaluated in projecting the ultimate reserve for asbestos-related claims: available insurance coverage; limits and deductibles; an analysis of each policyholder's potential liability; jurisdictional involvement; past and projected future claim activity; past settlement values of similar claims; allocated claim adjustment expense; potential role of other insurance; and applicable coverage defenses, if any. Once the gross ultimate exposure for indemnity and allocated claim adjustment expense is determined for a policyholder by policy year, a ceded projection is calculated based on any applicable facultative and treaty reinsurance, and past ceded experience. In addition, a similar review is conducted for asbestos property damage claims. However, due to the relatively minor claim volume, these reserves have remained at a constant level.

As a result of these processes and procedures, the reserves carried for environmental and asbestos claims at December 31, 1997 are the Company's best estimate of ultimate claims and claim adjustment expenses based upon known facts and current law. However, the conditions surrounding the final resolution of these claims continue to change. Currently, it is not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims. Such development will be affected by future court decisions and interpretations and changes in Superfund and other legislation. Because of these future unknowns, additional liabilities may arise for amounts in excess of the current reserves. These additional amounts, or a range of these additional amounts, cannot now be reasonably estimated, and could result in a liability exceeding reserves by an amount that would be material to the Company's operating results in a future period. However, the Company believes that is not likely that these claims will have a material adverse effect on the Company's financial condition or liquidity.

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

To the extent disputes exist between the Company and a policyholder regarding the coverage available for CIOTA claims, the Company resolves the disputes, where feasible, through settlements with the policyholder or through coverage litigation. Generally, the terms of a settlement agreement set forth the nature of the Company's participation in resolving CIOTA claims, the scope of coverage to be provided by the Company and contain the appropriate indemnities and hold harmless provisions to protect the Company. These settlements generally eliminate uncertainties for the Company regarding the risks extinguished, including the risk that losses would be greater than anticipated due to evolving theories of tort liability or unfavorable coverage determinations. The Company's approach also has the effect of determining losses at a date earlier than would have occurred in the absence of such settlement agreements. On the other hand, in cases where future developments are favorable to insurers, this approach could have the effect of resolving claims for amounts in excess of those that would ultimately have been paid had the claims not been settled in this manner. No inference should be drawn that because of the Company's method of dealing with CIOTA claims, its reserves for such claims are more conservatively stated than those of other insurers.

Prior to the acquisition, Aetna P&C did not distinguish CIOTA from other general liability claims or treat CIOTA claims as a special class of claims. In addition, there were substantial differences in claim approach and resolution between the Company and Aetna P&C regarding CIOTA claims. During the second quarter of 1996, the Company completed its review of Aetna P&C's exposure to CIOTA claims in order to determine an appropriate level of reserves using the Company's approach as described above. Based on the results of that review, the Company's general liability insurance reserves were increased in 1996 by $360 million, net of reinsurance ($192 million after tax and minority interest).

At December 31, 1997, approximately 18% of the net aggregate reserve (i.e., approximately $195 million) is for pending CIOTA claims. The balance, approximately 82% (i.e., approximately $893 million) of the net CIOTA reserves represents incurred but not reported losses for which the Company has not received any specific claims.

In general, the Company posts case reserves for pending CIOTA claims within approximately 30 business days of receipt of such claims. The following table displays activity for CIOTA losses and loss expenses and reserves for the years ended December 31:

CIOTA Losses

(millions)                                   1997           1996           1995
                                           -------        -------        -------

Beginning reserves:
   Direct                                  $ 1,560        $   374        $   375
   Ceded                                      (446)            --             --
                                           -------        -------        -------
   Net                                       1,114            374            375

Acquisition of Aetna P&C:
   Direct                                       --            709             --
   Ceded                                        --           (293)            --

Incurred losses and loss expenses:
   Direct                                       32            565             21
   Ceded                                        (6)          (155)            --

Losses paid:
   Direct                                       72             88             22
   Ceded                                       (20)            (2)            --
                                           -------        -------        -------

Ending reserves:
   Direct                                    1,520          1,560            374
   Ceded                                      (432)          (446)            --
                                           -------        -------        -------
   Net                                     $ 1,088        $ 1,114        $   374
                                           =======        =======        =======

Outlook - Industry

Changes in the general interest rate environment affect the return received by the insurance subsidiaries on newly invested and reinvested funds. While a rising interest rate environment enhances the returns available, it reduces the market value of existing fixed maturity investments and the availability of gains on disposition. A decline in interest rates reduces the return available on investment of funds but could create the opportunity for realized investment gains on disposition of fixed maturity investments.

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

The National Association of Insurance Commissioners (NAIC) adopted risk-based capital (RBC) requirements for life insurance companies and for property and casualty insurance companies. The RBC requirements are to be used as early warning tools by the NAIC and states to identify companies that merit further regulatory action. The formulas have not been designed to differentiate among adequately capitalized companies that operate with levels of capital higher than RBC requirements. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank such companies. At December 31, 1997 and 1996, all of the Company's life and property & casualty companies had adjusted capital in excess of amounts requiring any regulatory action.

Asset Quality -- The investment portfolio of the insurance services segments, which include both Life Insurance and Property & Casualty Insurance, totaled approximately $61 billion, representing 63% of total insurance services' assets of approximately $97 billion. Because the primary purpose of the investment portfolio is to fund future policyholder benefits and claims payments, the Company employs a conservative investment philosophy. The fixed maturity portfolio totaled $49 billion, comprised of $41 billion of publicly traded fixed maturities and $8 billion of private fixed maturities. The weighted average quality ratings of the segment's publicly traded fixed maturity portfolio and private fixed maturity portfolio at December 31, 1997 were Aa3 and Baa1, respectively. Included in the fixed maturity portfolio was approximately $2.2 billion of below investment grade securities. Investments in venture capital investments, highly leveraged transactions, and specialized lendings were not material in the aggregate.

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

At December 31, 1997, the segment held CMOs with a market value of $5.0 billion. Approximately 75% of CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities, and the balance is fully collateralized by portfolios of individual mortgage loans. In addition, the segment held $3.7 billion of GNMA, FNMA or FHLMC mortgage-backed pass-through securities. Virtually all of these securities are rated Aaa.

At December 31, 1997, real estate and mortgage loan investments totaled $3.8 billion. Most of these investments are included in the investment portfolio of the insurance companies. The Company is continuing its strategy to dispose of these real estate assets and some of the mortgage loans and to reinvest the proceeds to obtain current market yields. At December 31, mortgage loan and real estate portfolios consisted of the following:

(millions)                                         1997         1996
                                                  ------       ------

          Current mortgage loans                  $3,543       $3,721
          Underperforming mortgage loans              19           91
                                                  ------       ------
              Total mortgage loans                 3,562        3,812
                                                  ------       ------

          Real estate held for sale                  237          459
                                                  ------       ------
              Total mortgage loans and
                real estate                       $3,799       $4,271
                                                  ======       ======

Underperforming mortgage loans include delinquent loans, loans in the process of foreclosure and loans modified at interest rates below market terms. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured loans, and interest income is reported only as payment is received. Of the total real estate held for sale, $31 million is underperforming at December 31, 1997.

For further information relating to investments, see Note 6 of Notes to Consolidated Financial Statements.

Corporate and Other

                                                Year Ended December 31,
                            -------------------------------------------------------------
                                    1997                 1996               1995
                            -------------------------------------------------------------
                                          Net                  Net                  Net
                                        Income               Income               Income
(millions)                  Revenues  (Expense)  Revenues  (Expense)  Revenues  (Expense)
-----------------------------------------------------------------------------------------
Net expenses (1)                         $(218)               $(211)               $(238)

Net gain (loss) on sale
  of stock of subsidiaries
  and affiliates                            --                  384                  (13)
-----------------------------------------------------------------------------------------
Total Corporate and Other      $  77     $(218)     $ 143     $ 173      $  18     $(251)
=========================================================================================

(1) Includes $3 million, $9 million and $23 million, respectively, of reported investment portfolio losses in 1997, 1996 and 1995.

Corporate and Other consists of corporate staff and treasury operations, certain corporate income and expenses that have not been allocated to the operating subsidiaries, and certain intersegment eliminations.

Net corporate expenses (before reported investment portfolio gains/losses) increased in 1997 compared to 1996, however, corporate expenses as a percentage of operating earnings were slightly lower than a year ago.

The decrease in net expenses (before reported portfolio losses) in 1996 over 1995 is primarily attributable to lower staff expenses in the corporate segment including the allocation of additional expenses to other operating segments offset by increased interest costs associated with higher debt levels in 1996.

Discontinued Operations
                                                Year Ended December 31,
                                              ----------- --------------
       (millions)                                  1996         1995
                                              ----------- --------------
                                                Net Income    Net Income
                                                  (Loss)         (Loss)
       -----------------------------------------------------------------
       Operations                                    $ (75)        $  20
       Gain (loss) on disposition                     (259)          130
       -----------------------------------------------------------------
       Total Discontinued Operations                 $(334)        $ 150
       =================================================================

As discussed in Note 3 of Notes to Consolidated Financial Statements, Basis Petroleum, Inc. (Basis), which was sold to Valero Energy Corporation (Valero), as well as the life and health insurance businesses sold to Metropolitan Life Insurance Company (MetLife) or contributed to The MetraHealth Companies, Inc. (MetraHealth), have been classified as discontinued operations. In 1995, the Company's results reflect the medical business not yet transferred, plus its equity interest in the earnings of MetraHealth.

The Company's 1996 loss on disposition of $259 million represents the $290 million after-tax loss on the sale of Basis to Valero, partially offset by a $31 million after-tax gain resulting from a contingency payment received from United HealthCare Corporation related to the 1995 sale of MetraHealth (see below).

Gain on disposition in 1995 represents a gain of $20 million from the sale in January of the Company's group life insurance business to MetLife, and a gain of $110 million (not including the contingency payment based on 1995 results which was received by the Company in 1996) from the sale in October of the Company's interest in MetraHealth to United HealthCare Corporation.

Liquidity and Capital Resources

TRV services its obligations primarily with dividends and advances that it receives from subsidiaries. The subsidiaries' dividend paying abilities are limited by certain covenant restrictions in credit agreements and/or by regulatory requirements. TRV believes it will have sufficient funds to meet current and future commitments. Each of TRV's major operating subsidiaries finances its operations on a stand-alone basis consistent with its capitalization and ratings.

Travelers Group Inc. (TRV)

TRV issues commercial paper directly to investors and maintains unused credit availability under committed revolving credit agreements at least equal to the amount of commercial paper outstanding. TRV, CCC and TIC have an agreement with a syndicate of banks to provide $1.0 billion of revolving credit, to be allocated to any of TRV, CCC or TIC. The participation of TIC in this agreement is limited to $250 million. The revolving credit facility consists of a five-year revolving credit facility that expires in June 2001. At December 31, 1997, $500 million was allocated to TRV, $450 million was allocated to CCC, and $50 million to TIC. At December 31, 1997 there were no borrowings outstanding under this facility. Under this facility the Company is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). The Company exceeded this requirement by approximately $10.5 billion at December 31, 1997.

As of December 31, 1997, TRV had unused credit availability of $500 million under the five-year revolving credit facility. TRV may borrow under its revolving credit facilities at various interest rate options (LIBOR, CD or base rate) and compensates the banks for the facilities through commitment fees.

In June 1997, the Company sold in a public offering 8.0 million depositary shares, each representing one-fifth of a share of 6.365% Cumulative Preferred Stock, Series F (Series F Preferred Stock), at an offering price of $50 per depositary share for an aggregate principal amount of $400 million. The Series F Preferred Stock has cumulative dividends payable quarterly commencing September 1, 1997 and a liquidation preference equivalent to $50 per depositary share plus accrued and accumulated unpaid dividends. On or after June 16, 2007, the Company may redeem the Series F Preferred Stock, in whole or in part, at any time at a redemption price of $50 per depositary share plus dividends accrued and unpaid to the redemption date.

In July 1997, the Company sold in a public offering 4.0 million depositary shares, each representing one-fifth of a share of 6.213% Cumulative Preferred Stock, Series G (Series G Preferred Stock), at an offering price of $50 per depositary share for an aggregate principal amount of $200 million. The Series G Preferred Stock has cumulative dividends payable quarterly commencing September 1, 1997 and a liquidation preference equivalent to $50 per depositary share plus accrued and accumulated unpaid dividends. On or after July 11, 2007, the Company may redeem the Series G Preferred Stock, in whole or in part, at any time at a redemption price of $50 per depositary share plus dividends accrued and unpaid to the redemption date.

In September 1997, the Company sold in a public offering 4.0 million depositary shares, each representing one-fifth of a share of 6.231% Cumulative Preferred Stock, Series H (Series H Preferred Stock), at an offering price of $50 per depositary share for an aggregate principal amount of $200 million. The Series H Preferred Stock has cumulative dividends payable quarterly commencing November 1, 1997 and a liquidation preference equivalent to $50 per depositary share plus accrued and accumulated unpaid dividends. On or after September 8, 2007, the Company may redeem the Series H Preferred Stock, in whole or in part, at any time at a redemption price of $50 per depositary share plus dividends accrued and unpaid to the redemption date.

In October 1997, the Company sold in a public offering 4.0 million depositary shares, each representing one-fifth of a share of 5.864% Cumulative Preferred Stock, Series M (Series M Preferred Stock), at an offering price of

$50 per depositary share for an aggregate principal amount of $200 million. The Series M Preferred Stock has cumulative dividends payable quarterly commencing November 1, 1997 and a liquidation preference equivalent to $50 per depositary share plus accrued and accumulated unpaid dividends. On or after October 8, 2007, the Company may redeem the Series M Preferred Stock, in whole or in part, at any time at a redemption price of $50 per depositary share plus dividends accrued and unpaid to the redemption date.

On October 17, 1997, Berkshire Hathaway, Inc. converted 140,000 shares ($140 million) of cumulative convertible preferred stock of the Company into 6.2 million shares of common stock.

On July 1, 1997 the Company redeemed all of the 7.5 million outstanding shares (15 million depositary shares) of its 9.25% Preferred Stock, Series D (Series D Preferred Stock) at $50 per share ($25 per depositary share). The aggregate amount of Series D Preferred Stock outstanding on the redemption date was $375 million.

On July 28, 1997 the Company redeemed all of the 1.2 million outstanding shares (12 million depositary shares) of its 8.125% Cumulative Preferred Stock, Series A (Series A Preferred Stock) at $250 per share ($25 per depositary share) plus accrued and unpaid dividends to the redemption date. The aggregate amount of Series A Preferred Stock outstanding on the redemption date was $300 million.

Commercial Credit Company (CCC)

CCC also issues commercial paper directly to investors and maintains unused credit availability under committed revolving credit agreements at least equal to the amount of commercial paper outstanding. As of December 31, 1997, CCC had unused credit availability of $3.850 billion under five-year revolving credit facilities (including the $450 million referred to above) and $1.0 billion under a 364-day facility. CCC may borrow under its revolving credit facilities at various interest rate options (LIBOR, CD base rate or money market) and compensates the banks for the facilities through commitment fees.

CCC is limited by covenants in its revolving credit agreements as to the amount of dividends and advances that may be made to TRV or its affiliated companies. At December 31, 1997, CCC would have been able to remit $567 million under its most restrictive covenants.

Travelers Property Casualty Corp. (TAP)

TAP also issues commercial paper directly to investors and maintains unused credit availability under its committed revolving credit agreement at least equal to the amount of commercial paper outstanding.

TAP has a five year revolving credit facility in the amount of $500 million with a syndicate of banks that expires in December 2001. TAP may borrow under this revolving credit facility at various interest rate options (LIBOR or base rate) and compensates the banks for the facility through commitment fees. Under this facility TAP is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). At December 31, 1997, this requirement was exceeded by approximately $3.4 billion. At December 31, 1997, there were no borrowings outstanding under this facility.

TAP's insurance subsidiaries are subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to their parent without prior approval of insurance regulatory authorities. Dividend payments to TAP from its insurance subsidiaries are limited to $805 million in 1998 without prior approval of the Connecticut Insurance Department.

Salomon Smith Barney Holdings Inc. (Salomon Smith Barney)

Salomon Smith Barney's total assets were $277 billion at December 31, 1997, up from $246 billion at year-end 1996. Due to the nature of Salomon Smith Barney's trading activities, including its matched book activities, it is not uncommon for asset levels to fluctuate from period to period. A "matched book" transaction involves a security purchased under an agreement to resell (i.e., reverse repurchase transaction) and simultaneously sold under an agreement to repurchase (i.e., repurchase transaction). Salomon Smith Barney's balance sheet is highly liquid, with the vast majority of its assets consisting of marketable securities and collateralized short-term financing agreements arising from securities transactions. The highly liquid nature of these assets provides the Company with flexibility in financing and managing its business. Salomon Smith Barney monitors and evaluates the adequacy of its capital and borrowing base on a daily basis in order to allow for flexibility in its funding, to maintain liquidity, and to ensure that its capital base supports the regulatory capital requirements of its subsidiaries.

Salomon Smith Barney funds its operations through the use of secured and unsecured short-term borrowings, long-term borrowings and TRUPS(R). Secured short-term financing, including repurchase agreements and secured loans, is the Company's principal funding source. Such borrowings totaled $120.3 billion at December 31, 1997. Unsecured short-term borrowings provide a source of short-term liquidity and are also utilized as an alternative to secured financing when they represent a cheaper funding source. Sources of short-term unsecured borrowings include commercial paper, unsecured bank borrowings and letters of credit, deposit liabilities, promissory notes and corporate loans. Short-term unsecured borrowing totaled $10.7 billion at December 31, 1997.

Salomon Smith Barney has a $1.250 billion revolving credit agreement with a bank syndicate that extends through May 2000, and a $750 million, 364-day revolving credit agreement that extends through May 1998. Salomon Smith Barney may borrow under its revolving credit facilities at various interest rate options (LIBOR, CD or base rate) and compensates the banks for the facilities through commitment fees. Under these facilities Salomon Smith Barney is required to maintain a certain level of consolidated adjusted net worth (as defined in the agreement). At December 31, 1997, this requirement was exceeded by approximately $2.6 billion. At December 31, 1997, there were no borrowings outstanding under either facility.

Phibro Inc. has committed uncollateralized revolving line of credit totaling $550 million. In addition, Salomon Brothers Inc, a wholly owned subsidiary of Salomon Smith Barney, has a $2.1 billion committed secured standby bank credit facility for financing securities positions, which enables it to borrow on a secured basis using a variety of financial instruments as collateral. Salomon Brothers International Limited, a wholly owned subsidiary of Salomon Smith Barney, has a committed securities repurchase facility in the amount of $1 billion. At December 31, 1997 there were no outstanding borrowings under these facilities. Salomon Smith Barney also has substantial borrowing arrangements consisting of facilities that it has been advised are available, but where no contractual lending obligation exists. These arrangements are reviewed on an ongoing basis to ensure flexibility in meeting short-term requirements.

Unsecured term debt is a significant component of Salomon Smith Barney's long-term capital. Long-term debt totaled $19.1 billion at December 31, 1997, compared with $15.7 billion at December 31, 1996. Salomon Smith Barney utilizes interest rate swaps to convert the majority of its fixed rate long-term debt used to fund inventory-related working capital requirements into variable rate obligations. Long-term debt issuances denominated in currencies other than the U.S. dollar that are not used to finance assets in the same currency are effectively converted to U.S. dollar obligations through the use of cross-currency swaps and forward currency contracts. The average remaining maturity of Salomon Smith Barney long-term debt was 3.7 years at December 31, 1997 and 3.6 years at December 31, 1996. See Note 11 of Notes to Consolidated Financial Statements for additional information regarding debt and an analysis of the impact of interest rate swaps on debt.

Salomon Smith Barney's borrowing relationships are with a broad range of banks, financial institutions and other firms from which it draws funds. The volume of borrowings generally fluctuates in response to changes in the level of the Company's financial instruments, commodities and contractual commitments, customer balances, the amount of reverse repurchase transactions outstanding and securities borrowed transactions. As Salomon Smith Barney's activities increase, borrowings generally increase to fund the additional activities. Availability of financing can vary depending upon market conditions, credit ratings, and the overall availability of credit to the securities industry. Salomon Smith Barney seeks to expand and diversify its funding mix as well as its creditor sources. Concentration levels for these sources, particularly for short-term lenders, are closely monitored both in terms of single investor limits and daily maturities.

Salomon Smith Barney monitors liquidity by tracking asset levels, collateral and funding availability to maintain flexibility to meet its financial commitments. As a policy, Salomon Smith Barney attempts to maintain sufficient capital and funding sources in order to have the capacity to finance itself on a fully collateralized basis in the event that access to unsecured financing was impaired. Salomon Smith Barney's liquidity management process includes a contingency funding plan designed to ensure adequate liquidity even if access to unsecured funding sources is severely restricted or unavailable. This plan is reviewed periodically to keep the funding options current and in line with market conditions. The management of this plan includes an analysis which is utilized to determine ability to withstand varying levels of stress, which could impact Salomon Smith Barney's liquidation horizons and required margins. In addition, Salomon Smith Barney monitors its leverage and capital ratios on a daily basis.

The Travelers Insurance Company (TIC)

At December 31, 1997, TIC had $24.0 billion of life and annuity product deposit funds and reserves. Of that total, $13.0 billion is not subject to discretionary withdrawal based on contract terms. The remaining $11.0 billion is for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the amount that is subject to discretionary withdrawal are $2.0 billion of liabilities that are surrenderable with market value adjustments. Also included are an additional $5.2 billion of the life insurance and individual annuity liabilities which are subject to discretionary withdrawals, and have an average surrender charge of 4.8%. In the payout phase, these funds are credited at significantly reduced interest rates. The remaining $3.8 billion of liabilities are surrenderable without charge. More than 16.8% of these relate to individual life products. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent against withdrawal by long-term policyholders. Insurance liabilities that are surrendered or withdrawn are reduced by outstanding policy loans and related accrued interest prior to payout.

Scheduled maturities of guaranteed investment contracts (GICs) in 1998, 1999, 2000, 2001 and 2002 are $1.76 billion, $198.4 million, $123.5 million, $134.4 million and $150.6 million, respectively. At December 31, 1997, the interest rates credited on GICs had a weighted average rate of 6.25%.

TIC issues commercial paper to investors and maintains unused committed, revolving credit facilities at least equal to the amount of commercial paper outstanding. As of December 31, 1997, TIC had unused credit availability of $50 million under the joint five-year revolving credit facility referred to above.

TIC is subject to various regulatory restrictions that limit the maximum amount of dividends available to its parent without prior approval of the Connecticut Insurance Department. A maximum of $551 million of statutory surplus is available in 1998 for such dividends without Department approval.

Deferred Income Taxes

The Company has a net deferred tax asset which relates to temporary differences that are expected to reverse as net ordinary deductions. The Company will have to generate approximately $6.8 billion of taxable income, before the reversal of the temporary differences, primarily over the next 10 to 15 years, to realize the remainder of the deferred tax asset. Management expects to realize the remainder of the deferred tax asset based upon its expectation of future taxable income, after the reversal of these deductible temporary differences, of at least $3.3 billion annually.

Market Risk on Non-Trading Financial Instruments

The primary market risk related to the Company's non-trading financial instruments is the risk of loss associated with adverse changes in interest rates. The table below reflects the estimated decrease in the fair value of such financial instruments as a result of a 100 basis point increase in interest rates:

               (millions)                            December 31, 1997
                                                     -----------------
                Assets
                   Investments                            $2,636
                   Net consumer finance receivables          435
                Liabilities
                   Long-term debt                            545
                   Contractholder funds                      308
                   Redeemable preferred securities of
                     subsidiary trusts                       115

A significant portion of the Company's liabilities, e.g. insurance policy and claims reserves, are not financial instruments and are excluded from the above sensitivity analysis. Corresponding changes in fair value of these accounts, based on the present value of estimated cash flows, would materially mitigate the impact of the net decrease in values implied above. The analysis also excludes all financial instruments, including long-term debt, identified with trading activities. The analysis reflects the estimated gross change in value resulting from a change in interest rates only and is not comparable to the value at risk analysis employed with respect to trading instruments described in the investment services segment.

Changes in value representing unrealized gains or losses on non-trading financial instruments are not reflected in earnings.

For additional information regarding the use of and accounting for non-trading financial instruments, see Notes 1, 6, 10, 11, 15, 20 and 21 of Notes to Consolidated Financial Statements.

Future Application of Accounting Standards

See Note 1 of Notes to Consolidated Financial Statements for a discussion of recently issued accounting pronouncements.

Year 2000 Date Conversion

In 1996, the Company began the process of identifying, evaluating and implementing changes to computer programs and equipment necessary to address the year 2000 issue. This issue involves the ability of computer systems and equipment that have time-sensitive programs to properly recognize the year 2000. The inability to do so could result in major failures or miscalculations. The Company is currently addressing its internal year 2000 issue with modifications to existing programs and conversions to new programs and expects to bring all of its business systems into year 2000 compliance by early 1999. The total pre-tax cost associated with the required modifications and conversions is expected to be $200 million to $275 million and is being expensed as incurred in the period 1996 through 1999. The Company is also communicating with customers, financial institutions, vendors and others with which it conducts business to identify and resolve year 2000 issues. While it is likely that these efforts will be successful, if necessary modifications and conversions are not completed in a timely manner, the year 2000 issue could have a material adverse effect on certain operations of the Company.

Forward-Looking Statements

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company's actual results may differ materially from those included in the forward-looking statements. In particular, the information appearing in the Results of Operations section under the heading "Outlook" for each of the Company's business segments is forward-looking. These forward-looking statements involve risks and uncertainties including, but not limited to, the following: changes in general economic conditions, including the performance of financial markets, interest rates, and the level of personal bankruptcies; customer responsiveness to both new products and distribution channels; competitive, regulatory, or tax changes that affect the cost of or demand for the Company's products; adverse litigation results; and the possibility that the Company will be unable to achieve anticipated levels of operational efficiencies related to recently acquired companies, as well as achieving its other cost-saving initiatives. Readers also are directed to other risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

                      Travelers Group Inc. and Subsidiaries
                        Consolidated Statement of Income
               (In millions of dollars, except per share amounts)

Year Ended December 31,                                                                 1997       1996        1995
-------------------------------------------------------------------------------------------------------------------
Revenues
Insurance premiums                                                                  $  8,995   $  7,633    $  4,977
Commissions and fees                                                                   5,119      4,637       3,713
Interest and dividends                                                                16,214     13,286      13,045
Principal transactions                                                                 2,504      3,027       2,140
Asset management and administration fees                                               1,715      1,390       1,087
Finance related interest and other charges                                             1,404      1,163       1,119
Other income                                                                           1,658      1,278       1,206
-------------------------------------------------------------------------------------------------------------------
  Total revenues                                                                      37,609     32,414      27,287
-------------------------------------------------------------------------------------------------------------------
Expenses
Policyholder benefits and claims                                                       7,714      7,366       5,017
Non-insurance compensation and benefits                                                6,345      5,804       5,149
Insurance underwriting, acquisition and operating                                      3,236      3,013       1,912
Interest                                                                              11,443      8,927       9,378
Provision for consumer finance credit losses                                             277        260         171
Other operating                                                                        3,582      2,481       2,320
-------------------------------------------------------------------------------------------------------------------
   Total expenses                                                                     32,597     27,851      23,947
-------------------------------------------------------------------------------------------------------------------
Gain (loss) on sale of subsidiaries and affiliates                                        --        445         (20)
-------------------------------------------------------------------------------------------------------------------
Income before income taxes and minority interest                                       5,012      5,008       3,320
Provision for income taxes                                                             1,696      1,679       1,179
Minority interest, net of income taxes                                                   212         47          --
-------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                      3,104      3,282       2,141
-------------------------------------------------------------------------------------------------------------------
Discontinued operations, net of income taxes:
   Income (loss) from operations net of tax expense (benefit)
      of $(48) and $(18)                                                                  --        (75)         20
   Gain (loss) on disposition net of tax expense (benefit) of
      $(198) and $66                                                                      --       (259)        130
-------------------------------------------------------------------------------------------------------------------
Income (loss) from discontinued operations                                                --       (334)        150
-------------------------------------------------------------------------------------------------------------------
Net income                                                                          $  3,104   $  2,948    $  2,291
===================================================================================================================

Basic earnings per share:
Income from continuing operations                                                   $   2.69   $   2.84    $   1.81
Discontinued operations                                                                   --      (0.31)       0.13
-------------------------------------------------------------------------------------------------------------------
Net income                                                                          $   2.69   $   2.53    $   1.94
===================================================================================================================
Weighted average common shares outstanding (in millions)                             1,102.6    1,097.6     1,099.4
===================================================================================================================

Diluted earnings per share:
Income from continuing operations                                                   $   2.54   $   2.71    $   1.74
Discontinued operations                                                                   --      (0.29)       0.12
-------------------------------------------------------------------------------------------------------------------
Net income                                                                          $   2.54   $   2.42    $   1.86
===================================================================================================================
Adjusted weighted average common shares outstanding (in millions)                    1,179.9    1,170.6     1,184.4
===================================================================================================================

                      Travelers Group Inc. and Subsidiaries
                  Consolidated Statement of Financial Position
                            (In millions of dollars)

December 31,                                                                                            1997            1996
--------------------------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents (including segregated cash and other deposits)                           $   4,033             $ 3,260
Investments and real estate held for sale                                                             61,834              56,509
Securities borrowed or purchased under agreements to resell                                          109,734              97,985
Brokerage receivables                                                                                 15,627              11,592
Trading securities and commodities owned                                                             139,732             126,573
Net consumer finance receivables                                                                      10,816               7,885
Reinsurance recoverables                                                                               9,579              10,234
Value of insurance in force and deferred policy acquisition costs                                      2,812               2,563
Cost of acquired businesses in excess of net assets                                                    3,446               3,060
Separate and variable accounts                                                                        11,319               9,023
Other receivables                                                                                      5,733               4,869
Other assets                                                                                          11,890              12,395
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                        $386,555            $345,948
================================================================================================================================
Liabilities
Investment banking and brokerage borrowings                                                         $ 11,464            $ 10,020
Short-term borrowings                                                                                  3,979               1,557
Long-term debt                                                                                        28,352              24,696
Securities loaned or sold under agreements to repurchase                                             120,921             103,572
Brokerage payables                                                                                    12,763              10,019
Trading securities and commodities sold not yet purchased                                             96,166              92,141
Contractholder funds                                                                                  14,848              13,621
Insurance policy and claims reserves                                                                  43,782              43,944
Separate and variable accounts                                                                        11,309               8,949
Accounts payable and other liabilities                                                                19,418              16,693
--------------------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                                                  363,002             325,212
--------------------------------------------------------------------------------------------------------------------------------

ESOP preferred stock - Series C (net of note guarantee of $18 and $35)                                   135                 129
--------------------------------------------------------------------------------------------------------------------------------
Redeemable preferred stock - Series I                                                                    280                 420
--------------------------------------------------------------------------------------------------------------------------------
TRV or subsidiary obligated mandatorily redeemable preferred securities of subsidiary
  trusts holding solely junior subordinated debt securities of -- TRV                                  1,000               1,000
--------------------------------------------------------------------------------------------------------------------------------
                                                                  TAP                                    900                 900
--------------------------------------------------------------------------------------------------------------------------------
                                                                  Salomon Smith Barney                   345                 345
--------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity
Preferred stock ($1.00 par value; authorized shares: 30 million), at aggregate
  liquidation value                                                                                    1,450               1,125
Common stock ($.01 par value; authorized shares: 1.5 billion;
  issued shares: 1997 - 1,234,204,094 and 1996 - 1,384,665,499)                                           12                  14
Additional paid-in capital                                                                             5,368               7,806
Retained earnings                                                                                     15,451              12,934
Treasury stock, at cost (1997 - 89,136,729 shares and 1996 - 243,643,475 shares)                      (2,183)             (4,123)
Unrealized gain (loss) on investment securities                                                        1,157                 469
Other, principally unearned compensation                                                                (362)               (283)
--------------------------------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                                          20,893              17,942
--------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                          $386,555            $345,948
================================================================================================================================

See Notes to Consolidated Financial Statements.

                      Travelers Group Inc. and Subsidiaries
            Consolidated Statement of Changes in Stockholders' Equity
                            (In millions of dollars)

                                                                              Amounts
                                                                --------------------------------------
Year Ended December 31,                                               1997          1996          1995
                                                                --------------------------------------
Preferred stock at aggregate liquidation value
Balance, beginning of year                                      $    1,125    $    1,112    $    1,112
Issuance of preferred stock                                          1,000           250            --
Redemption of preferred stock                                         (675)           --            --
Redemption of Salomon Series C preferred stock                          --          (112)           --
Conversion of Series B preferred stock to common stock                  --          (125)           --
------------------------------------------------------------------------------------------------------
Balance, end of year                                                 1,450         1,125         1,112
======================================================================================================

Common stock and additional paid-in capital
Balance, beginning of year                                           7,820         7,241         7,107
Conversion of Series B and Series I preferred stock
  to common stock                                                      140           265            --
Exercise of common stock warrants                                       14            --            --
Issuance of shares pursuant to employee benefit plans                  775           355           126
Retirement of treasury stock                                        (3,347)           --            --
Other                                                                  (22)          (41)            8
------------------------------------------------------------------------------------------------------
Balance, end of year                                                 5,380         7,820         7,241
------------------------------------------------------------------------------------------------------
Retained earnings
Balance, beginning of year                                          12,934        10,504         8,880
Net income                                                           3,104         2,948         2,291
Common dividends                                                      (445)         (355)         (323)
Preferred dividends                                                   (142)         (163)         (155)
Distribution of Transport Holdings Inc. shares                          --            --          (189)
------------------------------------------------------------------------------------------------------
Balance, end of year                                                15,451        12,934        10,504
------------------------------------------------------------------------------------------------------
Treasury stock, at cost
Balance, beginning of year                                          (4,123)       (3,470)       (3,207)
Issuance of shares pursuant to employee benefit
  plans, net of shares tendered for payment of
  option exercise price and withholding taxes                         (219)          (11)          157
Treasury stock acquired                                             (1,188)         (642)         (418)
Retirement of treasury stock                                         3,347            --            --
Other                                                                   --            --            (2)
-------------------------------------------------------------------------------------------------------
Balance, end of year                                                (2,183)       (4,123)       (3,470)
------------------------------------------------------------------------------------------------------
Unrealized gain (loss) on investment securities
Balance, beginning of year                                             469           756        (1,319)
Net change in unrealized gains and losses on investment
  securities, net of tax                                               688          (287)        2,075
------------------------------------------------------------------------------------------------------
Balance, end of year                                                 1,157           469           756
------------------------------------------------------------------------------------------------------
Other, principally unearned compensation
Balance, beginning of year                                            (283)         (290)         (141)
Net issuance of restricted stock                                      (364)         (305)         (221)
Restricted stock amortization                                          297           206           175
Adjustment for minimum pension liability, net of tax                    --           114          (114)
Net translation adjustments, net of tax                                (12)           (8)           11
------------------------------------------------------------------------------------------------------
Balance, end of year                                                  (362)         (283)         (290)
------------------------------------------------------------------------------------------------------
Total common stockholders' equity and common shares
outstanding                                                         19,443        16,817        14,741
======================================================================================================
Total stockholders' equity                                      $   20,893    $   17,942    $   15,853
======================================================================================================

                                                                         Shares (in thousands)
                                                               ---------------------------------------
Year Ended December 31,                                               1997          1996          1995
----------------------                                         ---------------------------------------
Preferred stock at aggregate liquidation value
Balance, beginning of year                                           9,600        11,825        11,825
Issuance of preferred stock                                          4,000           500            --
Redemption of preferred stock                                       (8,700)           --            --
Redemption of Salomon Series C preferred stock                          --          (225)           --
Conversion of Series B preferred stock to common stock                  --        (2,500)           --
-----------------------------------------------------------    ---------------------------------------
Balance, end of year                                                 4,900         9,600        11,825
===========================================================    =======================================

Common stock and additional paid-in capital
Balance, beginning of year                                       1,384,665     1,368,227     1,368,257
Conversion of Series B and Series I preferred stock
  to common stock                                                    6,245        16,448            --
Exercise of common stock warrants                                    1,113            --            --
Issuance of shares pursuant to employee benefit plans                   --            --            --
Retirement of treasury stock                                      (157,836)           --            --
Other                                                                   17           (10)          (30)
-----------------------------------------------------------    ---------------------------------------
Balance, end of year                                             1,234,204     1,384,665     1,368,227
-----------------------------------------------------------    ---------------------------------------
Retained earnings
Balance, beginning of year
Net income
Common dividends
Preferred dividends
Distribution of Transport Holdings Inc. shares
-----------------------------------------------------------
Balance, end of year
-----------------------------------------------------------
Treasury stock, at cost
Balance, beginning of year                                        (243,643)     (239,301)     (239,555)
Issuance of shares pursuant to employee benefit plans,
  net of shares tendered for payment of option exercise
  price and withholding taxes                                       26,116        23,862        27,866
Treasury stock acquired                                            (29,446)      (28,204)      (27,612)
Retirement of treasury stock                                       157,836            --            --
Other                                                                   --            --            --
-----------------------------------------------------------    ---------------------------------------
Balance, end of year                                               (89,137)     (243,643)     (239,301)
-----------------------------------------------------------    ---------------------------------------
Unrealized gain (loss) on investment securities
Balance, beginning of year
Net change in unrealized gains and losses on investment
  securities, net of tax
----------------------------------------------------------
Balance, end of year
----------------------------------------------------------
Other, principally unearned compensation
Balance, beginning of year
Net issuance of restricted stock
Restricted stock amortization
Adjustment for minimum pension liability, net of tax
Net translation adjustments, net of tax
----------------------------------------------------------
Balance, end of year
==========================================================
Total common stockholders' equity and common shares
outstanding                                                      1,145,067     1,141,022     1,128,926
==========================================================       =====================================
Total stockholders' equity
==========================================================

See Notes to Consolidated Financial Statements

                      Travelers Group Inc. and Subsidiaries
                      Consolidated Statement of Cash Flows
                            (In millions of dollars)

Year Ended December 31,                                                                           1997        1996        1995
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Income from continuing operations                                                              $  3,104    $  3,282    $  2,141
Adjustments to reconcile income from continuing operations
  to net cash provided by (used in) operating activities:
    Amortization of deferred policy acquisition costs and value of insurance in force             1,424       1,192         803
    Additions to deferred policy acquisition costs                                               (1,685)     (1,388)       (858)
    Depreciation and amortization                                                                   421         430         416
    Deferred tax provision (benefit)                                                               (552)         47        (289)
    Provision for consumer finance credit losses                                                    277         260         171
    Changes in:
        Trading securities and commodities, net                                                  (9,134)     25,026     (24,032)
        Securities borrowed, loaned and repurchase agreements, net                                5,600     (22,857)     20,949
        Brokerage receivables net of brokerage payables                                          (1,291)     (3,418)      2,879
        Insurance policy and claims reserves                                                        381        (309)        686
    Other, net                                                                                    2,122         274         (37)
Net cash flows provided by (used in) operating activities of discontinued operations                 --         (59)       (462)
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                                 667       2,480       2,367
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
Consumer loans originated or purchased                                                           (4,981)     (3,410)     (2,748)
Consumer loans repaid or sold                                                                     3,208       2,534       2,245
Purchases of fixed maturities and equity securities                                             (25,819)    (29,246)    (18,123)
Proceeds from sales of investments and real estate:
  Fixed maturities available for sale and equity securities                                      18,423      23,471      12,864
  Mortgage loans                                                                                    414         200         739
  Real estate and real estate joint ventures                                                        530         257         256
Proceeds from maturities of investments:
  Fixed maturities                                                                                3,687       3,586       2,723
  Mortgage loans                                                                                    841       1,050         693
Other investments, primarily short-term, net                                                       (501)       (325)       (408)
Assets securing collateralized mortgage obligations                                                 175         480         721
Business acquisitions                                                                            (1,618)     (4,160)         --
Business divestments                                                                                 --         338          --
Other, net                                                                                         (976)       (365)       (538)
Net cash flows provided by (used in) investing activities of discontinued operations                 --         (27)      1,545
-------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) investing activities                                            (6,617)     (5,617)        (31)
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
Dividends paid                                                                                     (587)       (518)       (478)
Subsidiary's sale of Class A common stock                                                            --       1,453          --
Issuance of preferred stock                                                                       1,000         250          --
Issuance of redeemable preferred stock of subsidiaries                                               --       2,245          --
Redemption of preferred stock                                                                      (675)       (112)         --
Redemption of redeemable preferred stock                                                             --          --        (140)
Treasury stock acquired                                                                          (1,188)       (642)       (420)
Stock tendered for payment of withholding taxes                                                    (384)       (201)        (94)
Issuance of long-term debt                                                                        8,962       7,648       6,322
Payments and redemptions of long-term debt                                                       (4,944)     (4,886)     (6,347)
Net change in short-term borrowings (including investment banking and brokerage borrowings)       3,866      (1,140)       (801)
Collateralized mortgage obligations                                                                (185)       (403)       (704)
Contractholder fund deposits                                                                      3,544       2,493       2,707
Contractholder fund withdrawals                                                                  (2,757)     (3,262)     (3,755)
Other, net                                                                                           71         (19)         99
-------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                                             6,723       2,906      (3,611)
-------------------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents                                                                 773        (231)     (1,275)
Cash and cash equivalents at beginning of period                                                  3,260       3,491       4,766
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                                     $  4,033    $  3,260    $  3,491
===============================================================================================================================
Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes                                                   $  1,559    $  1,553    $    923
===============================================================================================================================

Interest expense recorded in the consolidated statement of income did not differ materially from the amount of interest paid.
See Notes to Consolidated Financial Statements.

                      Travelers Group Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements

1.    Summary of Significant Accounting Policies
      ------------------------------------------

      Basis of Presentation

      Principles of Consolidation. The consolidated financial statements include the accounts of Travelers Group Inc. (TRV) and its subsidiaries (collectively, the Company). The consolidated financial statements give retroactive effect to the merger with Salomon Inc (Salomon) in a transaction accounted for as a pooling of interests (see Note 2). The pooling of interests method of accounting requires the restatement of all periods presented as if TRV and Salomon had always been combined. The consolidated statement of changes in stockholders' equity reflects the accounts of the Company as if the additional preferred and common stock had been issued during all periods presented.

      Unconsolidated entities in which the Company has at least a 20% interest are accounted for on the equity method. The minority interest in 1997 and 1996 represents the interest in Travelers Property Casualty Corp. (TAP) held by the private and public investors. (See Note 2). Significant intercompany transactions and balances have been eliminated.

      Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates. Revenues and expenses are translated monthly at amounts which approximate weighted average exchange rates, with resulting gains and losses included in income. The effects of translating the statements of financial condition of non-U.S. subsidiaries with functional currencies other than the U.S. dollar are recorded in stockholders' equity net of related hedge gains and losses and income taxes. Hedges of such exposure include designated issues of non-U.S. dollar debt and, to a lesser extent, forward currency contracts.

      The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Certain reclassifications have been recorded to conform the accounting policies of Salomon and TRV.

      Accounting Changes

      FAS 128. Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards (FAS) No. 128, "Earnings per Share" (FAS No. 128). This statement establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock. This statement requires restatement of all prior-period EPS data presented. This statement is intended to simplify the standards for computing earnings per share previously found in Accounting Principles Board Opinion No. 15, "Earnings per Share" (Opinion 15), and makes them comparable to international EPS standards. FAS No. 128 supersedes Opinion 15 and related accounting interpretations. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement and a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. (See Note 16.)

      FAS 125. Effective January 1, 1997, the Company adopted FAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS No. 125). This statement establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on an approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. FAS No. 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. In December 1996 the Financial Accounting Standards Board (FASB) issued FAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which delays until January 1, 1998 the effective date for certain provisions. Earlier or retroactive application is not permitted. The adoption of the provisions of this Statement effective January 1, 1997 did not have a material impact on results of operations, financial condition or liquidity. The adoption of the provisions of FAS No. 127 effective January 1, 1998 will not have any impact on results of operations or liquidity; however, total assets and total liabilities may increase significantly by like amounts.

      Accounting Policies

      Cash and cash equivalents include cash on hand, cash segregated under federal and brokerage regulations, cash deposited with clearing organizations and short-term highly liquid investments with maturities of three months or less when purchased, other than those held for sale in the ordinary course of business. These short-term investments are carried at cost plus accrued interest, which approximates market value. Included in cash and cash equivalents at December 31, 1997 and 1996 is $2,034 million and $1,446 million, respectively, of cash segregated under federal and other brokerage regulations or deposited with clearing organizations.

      Investments and real estate held for sale are owned principally by the insurance subsidiaries. Fixed maturities include bonds, notes and redeemable preferred stocks. Also included in fixed maturities are loan-backed and structured securities which are amortized using the retrospective method. The effective yield used to determine amortization is calculated based on actual historical and projected future cash flows, which are obtained from a widely-accepted securities data provider. Equity securities include common and non-redeemable preferred stocks. Fixed maturities classified as "held to maturity" represent securities that the Company has both the ability and the intent to hold until maturity and are carried at amortized cost. Fixed maturity securities classified as "available for sale" and equity securities are carried at fair values that are based primarily on quoted market prices or if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. The difference between amortized cost and fair values of such securities, net of applicable income taxes, is reflected as a component of stockholders' equity. Real estate held for sale is carried at the lower of cost or fair value less estimated costs to sell. Fair value was established at the time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other acceptable techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 1997 or 1996. Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the returns required in the current real estate financing market. Impaired loans were not significant at December 31, 1997 and 1996. Policy loans are carried at unpaid balances which do not exceed the net cash surrender value of the related insurance policies. Short-term investments, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at cost plus accrued interest, which approximates market value. Realized gains and losses on sales of investments and unrealized losses considered to be other than temporary, determined on a specific identification basis, are included in other income.

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

      Income taxes. TRV and its wholly owned domestic non-life insurance subsidiaries file a consolidated federal income tax return. All but one of the life insurance subsidiaries are included in their own consolidated federal income tax return. Salomon Inc and its wholly owned domestic subsidiaries filed their own consolidated federal income tax return prior to the merger. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes.

      Subsidiary stock issuance. The Company recognizes gains (losses) on sales of stock by subsidiaries. For the year ended December 31, 1996, included in net income is a gain of $363 million from the sale by TAP of 18% of its common stock.

      Stock-based compensation. The Company accounts for its stock-based compensation plans using the accounting method prescribed by Opinion 25 and has included in the Notes to Consolidated Financial Statements the pro forma disclosures required by FAS No. 123 "Accounting for Stock-Based Compensation." (See Note 17.)

      Earnings per common share is computed after recognition of preferred stock dividend requirements. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and has been computed after giving consideration to the dilutive effect of the Company's convertible securities, common stock warrants, stock options and the incremental shares assumed issued under the Company's Capital Accumulation Plan and other restricted stock plans.

      In October 1997 the Company's Board of Directors declared a three-for-two stock split that was paid on November 19, 1997 in the form of a 50% stock dividend. All amounts presented herein have been restated to reflect the stock split.

      Future Application of Accounting Standards

      In December 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" (SOP 97-3). SOP 97-3 provides guidance for determining when an entity should recognize a liability for guaranty fund and other insurance-related assessments, how to measure that liability, and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. This SOP is effective for fiscal years beginning after December 15, 1998, and the effect of initial adoption is to be reported as a cumulative catch-up adjustment. Restatement of previously issued financial statements is not allowed. The Company has not yet determined the impact that SOP 97-3 will have on its financial statements or when it will be implemented.

      In June 1997, the FASB issued FAS No. 130, "Reporting Comprehensive Income" (FAS No. 130). FAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive income will thus represent the sum of net income and other comprehensive income, although FAS No. 130 does not require the use of the terms comprehensive income or other comprehensive income. The accumulated balance of other comprehensive income is required to be displayed separately from retained earnings and additional paid-in capital in the statement of financial position. This statement is effective for fiscal years beginning after December 15, 1997. The Company anticipates that the adoption of FAS No. 130 will result primarily in reporting unrealized gains and losses on investments held by the insurance subsidiaries in debt and equity securities in comprehensive income.

      In June 1997, the FASB also issued FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS No. 131). FAS No. 131 establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This Statement supersedes FAS No. 14, "Financial Reporting for Segments of a Business Enterprise." FAS No. 131 requires that all public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for fiscal years beginning after December 15, 1997. The Company's reportable operating segments are not expected to change as a result of the adoption of FAS No. 131.

      INVESTMENT SERVICES

      Commissions, underwriting and principal transaction revenues and related expenses are recognized in income on a trade date basis. Customer security transactions are recorded on a settlement date basis.

      Asset management and administration fees are recorded as income for the period in which the services are performed.

      Trading securities, commodities and derivatives used for trading purposes are recorded at either market value or, when market prices are not readily available, fair value, which is determined under an alternative approach, such as matrix or model pricing. Fair value includes related accrued interest or dividends. The determination of market or fair value considers various factors, including: closing exchange or over-the-counter market price quotations; time value and volatility factors underlying options, warrants and derivatives; price activity for equivalent or synthetic instruments in markets located in different time zones; counterparty credit quality; and the potential impact on market prices or fair value of liquidating the Company's positions in an orderly manner over a reasonable period of time under current market conditions.

      Commodities include physical quantities of commodities involving future settlement or delivery and related gains or losses are reported as "Principal transactions."

      The majority of the Company's trading securities, commodities and derivatives are recorded on a trade date basis. Recording the remaining instruments on a trade date basis would not materially affect the consolidated financial statements.

      Derivatives used for trading purposes include interest rate, currency and commodity swap agreements, swap options, caps and floors, options, warrants and financial and commodity futures and forward contracts. The market values (unrealized gains and losses) associated with derivatives are reported net by counterparty, provided a legally enforceable master netting agreement exists, and are netted across products and against cash collateral when such provisions are stated in the master netting agreement. Derivatives in a net receivable position, as well as options owned and warrants held, are reported as assets in "Trading securities and commodities owned." Similarly, derivatives in a net payable position, as well as options written and warrants issued, are reported as liabilities in "Trading securities and commodities sold not yet purchased." This category also includes the Company's long-term obligations that have principal repayments directly linked to equity securities of unaffiliated issuers for which the Company holds in inventory a note exchangeable for the same equity securities. Cash collateral received in connection with interest rate swaps totaled $340 million and $250 million at December 31, 1997 and 1996, respectively, and cash collateral paid totaled $2.507 billion and $1.637 billion, respectively. Revenues generated from derivative instruments used for trading purposes are reported as "Principal transactions" and include realized gains and losses as well as unrealized gains and losses resulting from changes in the market or fair value of such instruments.

      Derivatives used for non-trading purposes, which are designated as hedges, must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the derivative contract. Accordingly, changes in the market or fair value of the derivative instrument must be highly correlated with changes in the market or fair value of the underlying hedge item. The Company monitors the effectiveness of its hedges by periodically comparing the change in value of the derivative instrument with the change in value of the underlying hedged item. Derivatives used as hedges include interest rate swaps, cross currency swaps and forward currency contracts.

      Interest rate and cross currency swaps are utilized to effectively convert a portion of investment banking and brokerage borrowings and the majority of fixed rate long-term debt to variable rate instruments. These swaps are recorded "off-balance sheet," with accrued inflows and outflows reflected as adjustments to interest expense.

      The Company utilizes forward currency contracts to hedge a portion of the currency exchange rate exposure relating to non-U.S. dollar term debt issued by the Company. The impact of translating the forward currency contracts and the related debt to prevailing exchange rates is recognized currently in income. The Company also utilizes forward currency contracts to hedge certain investments in subsidiaries with functional currencies other than the U.S. dollar. The impact of marking open contracts to prevailing exchange rates and the impact of realized gains or losses on maturing contracts, both net of the related tax effects, are included as net translation adjustments in stockholders' equity as is the impact of translating the investments being hedged. Upon the disposition of an investment in a subsidiary with a functional currency other than the U.S. dollar, accumulated gains or losses previously included as net translation adjustments in stockholders' equity are recognized currently in income.

      Derivative instruments that do not meet the criteria to be designated as a hedge are considered trading derivatives and are recorded at market or fair value.

      Securities borrowed and securities loaned are recorded at the amount of cash advanced or received. With respect to securities loaned, the Company receives cash collateral in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary.

      Repurchase and resale agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued interest, as specified in the respective agreements. In the determination of income, certain financing transactions are marked to fair value, which has no material effect on the Company's results of operations. The Company's policy is to take possession of securities purchased under agreements to resell. The market value of securities to be repurchased and resold is monitored, and additional collateral is requested where appropriate to protect against credit exposure.

      Brokerage receivables and brokerage payables include margin on futures contracts.

      Other assets include the value of management advisory contracts, which is being amortized on the straight-line method over periods ranging from twelve to twenty years. The value of management advisory contracts is reviewed periodically for recoverability to determine if any adjustment is required.

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

      Insurance policy and claims reserves represent liabilities for future insurance policy benefits. Insurance reserves for traditional life insurance, annuities, and accident and health policies have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 2.5% to 10%, including adverse deviation. These assumptions consider Company experience and industry standards and may be revised if it is determined that future experience will differ substantially from that previously assumed. Property-casualty reserves include (1) unearned premiums representing the unexpired portion of policy premiums, and (2) estimated provisions for both reported and unreported claims incurred and related expenses. The reserves are adjusted regularly based on experience. Included in the insurance policy and claims reserves in the Consolidated Statement of Financial Position at December 31, 1997 and 1996 are $1.5 billion and $1.6 billion, respectively, of property-casualty loss reserves related to workers' compensation that have been discounted using an interest rate of 5%.

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

      Derivatives used for non-trading purposes. See Note 20 for a discussion of derivatives used for non-trading purposes.

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

2.    Business Acquisitions
      ---------------------

      Merger with Salomon

      On November 28, 1997, a newly formed wholly owned subsidiary of TRV merged with and into Salomon (the Merger). Under the terms of the Merger, approximately 188.5 million shares of TRV common stock were issued in exchange for all of the outstanding shares of Salomon common stock, based on an exchange ratio of 1.695 shares of TRV common stock for each share of Salomon common stock, for a total value of approximately $9 billion. Each of Salomon's series of preferred stock outstanding was exchanged for a corresponding series of TRV preferred stock having substantially identical terms, except that the TRV preferred stock issued in conjunction with the Merger has certain voting rights (see Note 15). Thereafter, Smith Barney Holdings Inc. (Smith Barney), a wholly owned subsidiary of TRV, was merged with and into Salomon to form Salomon Smith Barney Holdings Inc. (Salomon Smith Barney), which is the primary vehicle through which the Company engages in investment banking, proprietary trading, retail brokerage and asset management. The Merger constituted a tax-free exchange. As a result of the Merger, Salomon Smith Barney recorded in the fourth quarter of 1997 a restructuring charge of $838 million ($496 million after tax). This restructuring charge reflects severance and other termination-related costs to be incurred in connection with staff reductions ($161 million), costs in connection with planned abandonment of certain facilities, premises and other assets ($663 million), and other costs related directly to the Merger ($14 million). At December 31, 1997 the reserve balance associated with the above charge was $825 million, reflecting $13 million of charges related to severance and facilities costs.

      The results of operations for the separate companies and the combined amounts for periods prior to the merger follow:

                     Nine Months Ended
                     September 30, 1997       Year Ended December 31,
                                             -------------------------
           (millions)  (unaudited)             1996            1995
                       ------------          ---------      ----------
           Revenues
             TRV        $18,377               $21,345         $16,583
             Salomon      9,468                11,069          10,704
                        -------               -------         -------
             Combined   $27,845               $32,414         $27,287
                        =======               =======         =======

           Net Income
             TRV        $ 2,128               $ 2,331         $ 1,834
             Salomon        599                   617             457
                        -------               -------         -------
             Combined   $ 2,727               $ 2,948         $ 2,291
                        =======               =======         =======

      Acquisition of Security Pacific

      On July 31, 1997, Commercial Credit Company acquired Security Pacific Financial Services from BankAmerica Corporation for a purchase price of approximately $1.6 billion. The purchase included approximately $1.2 billion of net consumer finance receivables. The excess of the purchase price over the estimated fair value of net assets acquired was $380 million and is being amortized over 25 years.

      Acquisition of Aetna P&C

      On April 2, 1996, TAP, an indirect majority-owned subsidiary of the Company, purchased from Aetna Services, Inc. (Aetna), all of the outstanding capital stock of Travelers Casualty and Surety Company (formerly The Aetna Casualty and Surety Company) and The Standard Fire Insurance Company (collectively, Aetna P&C) for approximately $4.2 billion in cash. The acquisition was financed in part by the sale by TAP of approximately 33 million shares of its Class A Common Stock, representing approximately 9% of its outstanding common stock (at that time) to four private investors, including Aetna, for an aggregate of $525 million and the sale in a public offering of approximately 39 million shares of its Class A Common Stock, representing approximately 9.75% of its outstanding common stock, for total proceeds of $928 million. The Travelers Insurance Group Inc. (TIGI), a wholly owned subsidiary of the Company, acquired approximately 328 million shares of Class B Common Stock of TAP in exchange for contributing the outstanding capital stock of The Travelers Indemnity Company (Travelers Indemnity) and a capital contribution of approximately $1.1 billion.

      The acquisition was accounted for under the purchase method of accounting and, accordingly, the consolidated financial statements include the results of Aetna P&C's operations only from the date of acquisition. The excess of the purchase price over the estimated fair value of net assets acquired was approximately $1.2 billion and is being amortized over 40 years. TAP also owns Travelers Indemnity. Travelers Indemnity along with Aetna P&C are the primary vehicles through which the Company engages in the property and casualty insurance business.

      During 1996, TAP recorded charges related to the acquisition and integration of Aetna P&C. These charges resulted primarily from anticipated costs of the acquisition and the application of TAP's strategies, policies and practices to Aetna P&C reserves and include: $229 million after tax and minority interest ($430 million before tax and minority interest) in reserve increases, net of reinsurance, related primarily to cumulative injury claims other than asbestos (CIOTA); a $45 million after tax and minority interest ($84 million before tax and minority interest) provision for an additional asbestos liability related to an existing settlement agreement with a policyholder of Aetna P&C; a $32 million after tax and minority interest ($60 million before tax and minority interest) charge related to premium collection issues; a $22 million after tax and minority interest ($41 million before tax and minority interest) provision for uncollectibility of reinsurance recoverables; and an $18 million after tax and minority interest ($35 million before tax and minority interest) provision for lease and severance costs of Travelers Indemnity related to the restructuring plan for the acquisition. In addition the Company recognized a gain in 1996 of $363 million (before and after tax) from the issuance of shares of Class A Common Stock by TAP and such gain is not reflected in the pro forma financial information below.

      The unaudited pro forma condensed results of operations presented below assume the acquisition of Aetna P&C had occurred at the beginning of each of the periods presented:

       (in millions, expect per share amounts)      1996      1995*
       -----------------------------------------------------------
       Revenues                                  $34,014   $32,594
       Income from continuing operations         $ 3,044   $ 1,740
       Net income                                $ 2,710   $ 1,890

       Basic earnings per share:
           Income from continuing operations       $2.63     $1.44
           Net income                              $2.32     $1.58

       Diluted earnings per share:
           Income form continuing operations       $2.51     $1.40
           Net income                              $2.22     $1.53

      * Historical results of Aetna P&C in 1995 include charges of $1.085 billion ($705 million after tax) representing an addition to environmental-related and asbestos-related claims reserves.

      The above unaudited pro forma condensed financial information is not necessarily indicative either of the results of operations that would have occurred had this transaction been consummated at the beginning of the periods presented or of future operations of the combined companies.

      Supplemental Information to the Consolidated Statement of Cash Flows Relating to the Acquisition of Aetna P&C

             (millions)                                                 1996
                                                                      --------
           Assets and liabilities of business acquired:
             Invested assets                                          $ 13,969
             Reinsurance recoverables and other assets                  10,386
             Insurance policy and claim reserves                       (18,302)
             Other liabilities                                          (1,893)
           -------------------------------------------------------------------
               Cash payment related to business acquisition           $  4,160
           ===================================================================

      On June 23, 1997, TAP repurchased an aggregate of approximately 6.6 million shares of its Class A Common Stock held by four private investors for approximately $241 million. This repurchase increased TRV's ownership of TAP to approximately 83.4%.

3.    Disposition of Subsidiaries and Discontinued Operations
      -------------------------------------------------------

      During 1996, gains on sale of subsidiaries and affiliates totaled $445 million pre-tax and consisted of the sale in April of approximately 18% of TAP ($363 million), a net gain from the disposition of certain investment advisory affiliates, including RCM Capital Management, a California Limited Partnership (RCM) ($34 million) and the sale in the third quarter of The Mortgage Corporation Limited ($48 million).

      Transport Spin-off

      On September 29, 1995, the Company made a pro rata distribution to the Company's stockholders of shares of Class A Common Stock, $.01 par value per share, of Transport Holdings Inc. (Holdings), which at the time was a wholly owned subsidiary of the Company and the indirect owner of Transport Life Insurance Company. The results of Holdings were included in income from continuing operations through September 29, 1995, the spin-off date.

      Discontinued Operations

      In March 1997, the Company entered into a non-binding letter of intent to sell all of the outstanding stock of Basis Petroleum, Inc. (Basis), a wholly owned subsidiary that owns and operates oil refineries in the U.S. Gulf Coast area, to Valero Energy Corporation (Valero). This transaction resulted in the recognition in the 1996 Consolidated Financial Statements of a pre-tax loss of approximately $505 million ($290 million after tax). The sale was completed on May 1, 1997. Proceeds from the sale included cash of $365 million, Valero common stock with a market value of $120 million and participation payments based on a fixed notional throughput and the difference, if any, between an average market crackspread, as defined, and a base crackspread, as defined, over each of the next ten years. The total of the participation payments is capped at $200 million, with a maximum of $35 million per year. In addition, as a result of Valero's merger agreement with PG&E Corporation, Valero's common stock was exchanged for stock of PG&E Corporation and a new stock of the spin-off company (New Valero), representing Valero's refining assets. In the third quarter of 1997, the Company liquidated its interest in the PG&E and New Valero common stock. In July 1997, the Company paid Valero $3 million in connection with the final determination of working capital. The estimated loss includes severance costs and anticipated operating losses to be incurred prior to the completion of the sale, and reflects other estimates of value at time of closing. Revenues of Basis for the years ended December 31, 1996 and 1995 were immaterial.

      On January 3, 1995 the Company sold its group life business as well as its related non-medical group insurance businesses to Metropolitan Life Insurance Company (MetLife) for $350 million and recognized in the first quarter of 1995 an after-tax gain of $20 million ($31 million pre-tax). In connection with the sale, The Travelers Insurance Company (TIC) ceded 100% of its risks in the group life and related businesses to MetLife on an indemnity reinsurance basis, effective January 1, 1995. In connection with the reinsurance transaction, TIC transferred assets with a fair market value of approximately $1.5 billion to MetLife, equal to the statutory reserves and other liabilities transferred.

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

      In October 1995, the Company completed the sale of its ownership in MetraHealth to United HealthCare Corporation. Gross proceeds to the Company in 1995 were $831 million in cash, and the Company recognized a gain in 1995 of $110 million after tax ($165 million pre-tax). During 1996, the Company received a contingency payment (based on MetraHealth's 1995 results) and recognized a gain in 1996 of $31 million after tax ($48 million pre-tax). Both of these gains are reflected in discontinued operations.

      All of the businesses sold to MetLife or contributed to MetraHealth have been accounted for as a discontinued operation. Revenues from these discontinued operations for the year ended December 31, 1995 amounted to $1.040 billion. Revenues in 1997 and 1996 were immaterial.

4.    Business Segment Information
      ----------------------------

      The Company is a diversified, integrated financial services company engaged in investment services, life and property and casualty insurance services and consumer finance. The following table presents certain information regarding these industry segments:

     (millions)                                                     1997                 1996                  1995
                                                                 ------------         ------------         -------------
     Revenues
     Investment Services                                            $21,507              $18,871             $  17,512
     Life Insurance Services                                          4,426                3,765                 3,858
     Property & Casualty Insurance Services                           9,911                8,224                 4,545
     Consumer Finance Services                                        1,688                1,411                 1,354
     Corporate and Other                                                 77                  143                    18
                                                                 ------------         ------------         -------------
                                                                    $37,609              $32,414               $27,287
                                                                 ============         ============         =============

     Income from continuing operations
       before income taxes and minority interest
     Investment Services                                           $  1,830             $  3,073              $  1,827
     Life Insurance Services                                          1,401                1,009                   893
     Property & Casualty Insurance Services                           1,752                  512                   595
     Consumer Finance Services                                          367                  343                   378
     Corporate and Other                                               (338)                  71                  (373)
                                                                 ------------         ------------         -------------
                                                                   $  5,012             $  5,008              $  3,320
                                                                 ============         ============         =============

     Income from continuing operations
     Investment Services                                         $    1,151           $    1,871            $    1,112
     Life Insurance Services                                            910                  653                   581
     Property & Casualty Insurance Services
       (after minority interest of $212 in 1997 and $47
       in 1996)                                                       1,024                  362                   453
     Consumer Finance Services                                          237                  223                   246
     Corporate and Other                                               (218)                 173                  (251)
                                                                 ------------         ------------         -------------
                                                                 $    3,104           $    3,282            $    2,141
                                                                 ============         ============         =============
     Identifiable assets
     Investment Services                                           $276,632             $246,126              $229,404
     Life Insurance Services                                         46,118               40,329                37,912
     Property & Casualty Insurance Services                          50,682               49,779                23,647
     Consumer Finance Services                                       12,839                9,061                 8,196
     Corporate and Other                                                284                  653                 3,185
                                                                 ------------         ------------         -------------
                                                                   $386,555             $345,948              $302,344
                                                                 ============         ============         =============

      The Investment Services segment consists of investment banking, asset management, securities brokerage, proprietary trading, and other financial services provided through Salomon Smith Barney and its subsidiaries.

      The Life Insurance Services segment provides individual life insurance, accident and health insurance, annuities, long-term care and investment products. Among the range of products offered are fixed and variable deferred annuities, payout annuities and term, universal and variable life and long-term care insurance to individuals and small businesses and group pension products, including guaranteed investment contracts, and group annuities to employer-sponsored retirement and savings plans. These products are offered primarily through The Travelers Insurance Company, The Travelers Life and Annuity Company and Primerica Financial Services
      (PFS).

      The Property & Casualty Insurance Services segment provides property-casualty insurance, including workers' compensation, general liability, commercial automobile, property, commercial multi-peril, fidelity and surety and professional liability to businesses and other institutions and automobile and homeowners insurance to individuals. Property-casualty insurance policies are issued primarily by subsidiaries of the Company's majority-owned subsidiary, TAP. TAP's property-casualty insurance subsidiaries include Travelers Indemnity, Travelers Casualty and Surety Company, The Standard Fire Insurance Company and Gulf Insurance Company.

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

      Cumulative effect of accounting changes, and capital expenditures for property, plant and equipment and related depreciation expense are not material to any of the business segments. Intersegment sales are not significant.

      For gains and special charges included in each segment, see the "Results of Operations" discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations.

      The operations of the Company's Life Insurance, Property & Casualty Insurance and Consumer Finance segments are conducted predominantly in North America. The Investments Services segment conducts business primarily in North America, Europe and Asia. The following table sets forth financial data by geographic location for the Company's Investment Services segment:

      (millions)                                1997              1996            1995
                                            -------------      ------------    ------------
      Revenues
         North America                         $  16,631        $   15,326      $   12,869
         Europe                                    4,506             3,365           4,370
         Asia and other                              370               180             273
                                               ---------        ----------      ----------
                                               $  21,507        $   18,871      $   17,512
                                               =========        ==========      ==========

      Income from continuing
      operations before income taxes
         North America                         $   1,385        $    2,952      $    1,263
         Europe                                      351                77             607
         Asia and other                               94                44             (43)
                                               ---------        ----------      ----------
                                               $   1,830        $    3,073      $    1,827
                                               =========        ==========      ==========

      Total assets
         North America                         $ 162,696        $  152,435      $  141,973
         Europe                                   82,497            76,875          75,292
         Asia and other                           31,439            16,816          12,139
                                               ---------        ----------      ----------
                                               $ 276,632        $  246,126      $  229,404
                                               =========        ==========      ==========

5.    Principal Transaction Revenues
      ------------------------------

      The following table presents principal transaction revenues by business activity for the years ended December 31:

      (millions)                        1997      1996     1995
                                       ------   ------   ------

      Fixed Income                     $1,882   $2,049   $  900
      Equities                            397      576      995
      Commodities                         218      393      238
      Other                                 7        9        7
                                       ------   ------   ------
      Principal transaction revenues   $2,504   $3,027   $2,140
                                       ======   ======   ======

      Fixed income revenues include realized and unrealized gains and losses arising from trading government and government agency securities, investment and non-investment grade corporate debt, municipal securities, preferred stock, mortgage securities (primarily U.S. government agencies, including interest only and principal only strips), and emerging market fixed income securities and derivatives. Revenues also include realized and unrealized gains and losses generated from a variety of fixed income securities utilized in arbitrage strategies for the Company's own account, and realized and unrealized gains and losses arising from the spot and forward trading of currencies and exchange-traded and over-the-counter
      (OTC) currency options. Realized and unrealized gains and losses resulting from changes in the market or fair value of options on fixed income securities, interest rate swaps, currency swaps, swap options, caps and floors, financial futures, OTC options and forward contracts on fixed income securities are reflected as fixed income revenue.

      Equities. Revenues from equities consist of realized and unrealized gains and losses arising from proprietary and customer trading of U.S. and non-U.S. equity securities, including common and convertible preferred stock, convertible corporate debt, equity-linked notes and exchange-traded and OTC equity options and warrants. Revenues also include realized and unrealized gains and losses on equity securities and related derivatives utilized in arbitrage strategies for the Company's own account.

      Commodities trading is conducted primarily through Salomon Smith Barney's wholly owned subsidiary Phibro Inc. (Phibro). Phibro trades crude oil, refined oil products, natural gas, electricity, metals and various soft commodities. In December 1997, Phibro commenced implementation of a downsizing plan which will significantly reduce the scope of some of its activities. In 1996, Phibro discontinued trading coal, coke and fertilizers. Commodity revenues consist of realized and unrealized gains and losses from trading these commodities and related derivative instruments.

6.    Investments and Real Estate Held for Sale
      -----------------------------------------

      Investments and real estate held for sale, which are owned principally by the insurance subsidiaries, consisted of the following at December 31:

      (millions)                                                          1997      1996
                                                                       -------   -------
      Fixed maturities, primarily available for sale at market value   $49,462   $43,998
      Equity securities, at market value                                 1,624     1,157
      Mortgage loans                                                     3,562     3,812
      Real estate held for sale                                            237       459
      Policy loans                                                       1,872     1,910
      Short-term and other                                               5,077     5,173
                                                                       -------   -------
                                                                       $61,834   $56,509
                                                                       =======   =======

      Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. The fair value of investments for which a quoted market price or dealer quote are not available amounted to $6.6 billion and $6.1 billion at December 31, 1997 and 1996, respectively.

      The amortized cost and fair value of investments in fixed maturities at December 31, were as follows:

                                                                                Amortized   Gross Unrealized         Fair
                                                                                         -----------------------
1997                                                                               Cost     Gains       Losses        Value
----                                                                           --------------------------------------------
(millions)
Available for sale:
    Mortgage-backed securities-principally obligations of U.S.
        Government agencies                                                    $  8,704   $    298    $     (4)   $  8,998
    U.S. Treasury securities and obligations of
        U.S. Government corporations and agencies                                 3,698        264          --       3,962
    Obligations of states and political subdivisions                              7,735        377          (2)      8,110
    Debt securities issued by foreign governments                                 1,275         57          (6)      1,326
    Corporate securities                                                         26,102        961         (38)     27,025
                                                                               -------------------------------------------
                                                                               $ 47,514   $  1,957    $    (50)   $ 49,421
                                                                               ===========================================

Held to maturity, principally mortgage-backed securities                       $     41   $      9    $     --    $     50
                                                                               ===========================================



                                                                                 Amortized   Gross Unrealized      Fair
                                                                                            -----------------
1996                                                                              Cost       Gains     Losses      Value
----                                                                           -------------------------------------------
(millions)
Available for sale:
    Mortgage-backed securities-principally obligations of U.S.
        Government agencies                                                    $  8,416   $    146    $    (38)   $  8,524
    U.S. Treasury securities and obligations of
        U.S. Government corporations and agencies                                 3,757        102         (11)      3,848
    Obligations of states and political subdivisions                              5,254        124         (31)      5,347
    Debt securities issued by foreign governments                                 1,161         41          (4)      1,198
    Corporate securities                                                         24,636        462         (70)     25,028
                                                                               -------------------------------------------
                                                                               $ 43,224   $    875    $   (154)   $ 43,945
                                                                               ===========================================
Held to maturity, principally mortgage-backed securities                       $     53   $      9    $     --    $     62
                                                                               ===========================================

     The amortized cost and fair value at December 31, 1997 by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      Amortized       Fair
     (millions)                                          Cost         Value
                                                      ---------      -------
     Due in one year or less                          $ 2,097       $ 2,110
     Due after one year through five years             11,454        11,735
     Due after five years through ten years            11,409        11,853
     Due after ten years                               13,850        14,725
                                                      -------       -------
                                                       38,810        40,423
     Mortgage-backed securities                         8,745         9,048
                                                      -------       -------
                                                      $47,555       $49,471
                                                      =======       =======

      Realized gains and losses on fixed maturities for the years ended December 31, were as follows:

     (millions)                 1997                1996            1995
                             ------------        ------------   ------------
     Realized gains
       Pre-tax                   $343                $231           $157
                             ------------        ------------   ------------
       After-tax                 $223                $150           $102
                             ------------        ------------   ------------
     Realized losses
       Pre-tax                  ($196)              ($361)         ($244)
                             ------------        ------------   ------------
       After-tax                ($127)              ($235)         ($159)
                             ------------        ------------   ------------

      Net realized gains on equity securities and other investments, after-tax, amounted to $168 million, $120 million and $155 million for the years ended December 31, 1997, 1996 and 1995, respectively. Net pre-tax unrealized gains on equity securities at December 31, 1997 and 1996 were $94 million and $44 million, respectively.

      The Company had industry concentrations of corporate securities and short-term investments at December 31 as follows:

     (millions)                                1997                1996
                                            ------------        ------------

     Banking                                  $4,901              $4,252
     Finance                                  $3,655              $4,399
     Electric utilities                       $3,138              $2,268
     Oil and gas                              $1,456              $1,533

     At December 31, significant concentrations of mortgage loans and real estate were for properties located in highly populated areas in the states listed below:

                             Mortgage Loans           Real Estate
                       ----------------------      ---------------------
     (millions)          1997          1996         1997         1996
                       ---------      -------      --------     --------

     California           $921          $811         $ 83         $157
     New York             $375          $390         $ --         $ --
     Texas                $329          $283         $ 34         $ 36
     Massachusetts        $265          $276         $ --         $ 17
     Florida              $261          $283         $ 29         $ 49
     Virginia             $183          $247         $ --         $ --
     Illinois             $131          $182         $ 10         $ 81

      Other mortgage loan and real estate investments are dispersed throughout the United States, with no combined holdings in any other state exceeding $200 million.

      Aggregate annual maturities on mortgage loans are as follows:

      (millions)
      Past maturity                                         $      70
      1998                                                        305
      1999                                                        457
      2000                                                        494
      2001                                                        445
      2002                                                        126
      Thereafter                                                1,665
                                                            ---------
                                                            $   3,562
                                                            =========

7.    Securities Borrowed, Loaned and Subject to Repurchase Agreements
      ----------------------------------------------------------------

      Securities borrowed or purchased under agreements to resell, at their respective carrying values, consisted of the following at December 31:

      (millions)                                1997       1996
                                              --------   --------

      Resale agreements                       $ 75,802   $ 72,881
      Deposits paid for securities borrowed     33,932     25,104
                                              --------   --------
                                              $109,734   $ 97,985
                                              ========   ========

      Securities loaned or sold under agreements to repurchase, at their respective carrying values, consisted of the following at December 31:

      (millions)                                  1997       1996
                                                --------   --------

      Repurchase agreements                     $113,593   $ 97,282
      Deposits received for securities loaned      7,328      6,290
                                                --------   --------
                                                $120,921   $103,572
                                                ========   ========

      The resale and repurchase agreements represent collateralized financing transactions used to generate net interest income and facilitate trading activity. These instruments are collateralized principally by government and government agency securities and generally have terms ranging from overnight to up to a year. It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements, and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held. Resale agreements and repurchase agreements are reported net by counterparty, when applicable, pursuant to FASB Interpretation 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" (FIN 41). Excluding the impact of FIN 41, resale agreements totaled $114.3 billion and $88.0 billion at December 31, 1997 and 1996, respectively. At December 31, 1997 and 1996, the market value of securities collateralizing resale agreements was $116.6 billion and $89.0 billion, respectively.

      Deposits paid for securities borrowed (securities borrowed) and deposits received for securities loaned (securities loaned) are recorded at the amount of cash advanced or received and are collateralized principally by government and government agency securities, corporate debt and equity securities. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of securities loaned. The

      Company monitors the market value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary. Excluding the impact of FIN 41, securities borrowed totaled $40.5 billion and $28.5 billion at December 31, 1997 and 1996, respectively. At December 31, 1997 and 1996, the market value of securities collateralizing securities borrowed was $40.1 billion and $24.6 billion, respectively.

8.    Brokerage Receivables and Brokerage Payables
      --------------------------------------------

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

      Brokerage receivables and brokerage payables, which arise in the normal course of business, consisted of the following at December 31:

(millions)                                                        1997      1996
                                                               -------   -------
Receivables from customers                                     $12,415   $ 9,488
Receivables from brokers, dealers and clearing organizations     3,212     2,104
                                                               -------   -------
  Total brokerage receivables                                  $15,627   $11,592
                                                               =======   =======

Payables to customers                                          $ 9,791   $ 8,160
Payables to brokers, dealers and clearing organizations          2,972     1,859
                                                               -------   -------
  Total brokerage payables                                     $12,763   $10,019
                                                               =======   =======

9.    Trading Securities and Commodities
      ----------------------------------

      Trading securities and commodities at market value consisted of the following at December 31:

                                                                               1997                   1996
                                                                        -------------------   -------------------
                                                                                    Sold                  Sold
                                                                                   Not Yet               Not Yet
(millions)                                                                Owned   Purchased     Owned   Purchased
                                                                        --------   --------   --------   --------
Government and government agency securities - U.S.                      $ 52,109   $ 33,970   $ 51,980   $ 41,864
Government and government agency securities - non-U.S                     46,502     45,166     35,189     31,699
Corporate debt securities                                                 13,614      1,763     14,668      2,309
Contractual commitments                                                   10,120     11,688      7,218      9,984
Equity securities                                                          6,420      3,462      7,396      6,142
Mortgage loans and collateralized mortgage securities                      3,103         --      4,345          1
Commodities                                                                1,274          4        995          9
Other                                                                      6,590        113      4,782        133
                                                                        --------   --------   --------   --------
                                                                        $139,732   $ 96,166   $126,573   $ 92,141
                                                                        ========   ========   ========   ========

      See Note 20 for a discussion of trading securities, commodities, derivatives and related risks.

10.   Consumer Finance Receivables
      ----------------------------

      Consumer finance receivables, net of unearned finance charges of $729 million and $635 million at December 31, 1997 and 1996, respectively, consisted of the following:

      (millions)                         1997        1996
                                     --------    --------
      Real estate-secured loans      $  5,108    $  3,457
      Personal loans                    3,922       3,200
      Credit cards                      1,164         907
      Sales finance and other             857         507
                                     --------    --------
      Consumer finance receivables     11,051       8,071
      Accrued interest receivable          86          54
      Allowance for credit losses        (321)       (240)
                                     --------    --------
                                     $ 10,816    $  7,885
                                     ========    ========

      An analysis of the allowance for credit losses on consumer finance receivables at December 31, was as follows:

      (millions)                                                         1997                1996              1995
                                                                     -------------       -------------     -------------
      Balance, January 1                                              $     240             $   193          $   182
      Provision for consumer finance credit losses                          277                 260              171
      Amounts written off                                                  (281)               (245)            (188)
      Recovery of amounts previously written off                             30                  26               27
      Allowance on receivables purchased                                     55                   6                1
                                                                     -------------       -------------     -------------
      Balance, December 31                                            $     321             $   240          $   193
                                                                     -------------       -------------     -------------
      Net outstandings                                                  $11,051              $8,071           $7,238
                                                                     -------------       -------------     -------------
      Allowance for credit losses as a % of net outstandings               2.91%               2.97%            2.66%
                                                                     =============       =============     =============

      Contractual maturities of receivables before deducting unearned finance charges and excluding accrued interest were as follows:

                           Receivables
                          Outstanding                                                            Due
(millions)                 December 31,   Due       Due        Due        Due        Due        After
                               1997       1998      1999       2000       2001       2002       2002
                            -------    -------    -------    -------    -------    -------    -------
Real-estate secured loans   $ 5,179    $   235    $   244    $   317    $   267    $   272    $ 3,844
Personal loans                4,500      1,346      1,163        872        518        251        350
Credit cards                  1,162        107         97         88         80         73        717
Sales finance and other         939        617        151        140         21          9          1
                            -------    -------    -------    -------    -------    -------    -------
                            $11,780    $ 2,305    $ 1,655    $ 1,417    $   886    $   605    $ 4,912
                            -------    -------    -------    -------    -------    -------    -------
Percentage                      100%        20%        14%        12%         7%         5%        42%
                            =======    =======    =======    =======    =======    =======    =======

      Contractual terms average 18 years on real estate-secured loans (excluding call provisions) and 5 years on personal loans. Experience has shown that a substantial amount of the receivables will be renewed or repaid prior to contractual maturity dates. Accordingly, the foregoing tabulation should not be regarded as a forecast of future cash collections.

      The Company has a geographically diverse consumer finance loan portfolio. At December 31, the distribution by state was as follows:

                                           1997               1996
                                        --------           --------
      Ohio                                  10%                11%
      North Carolina                         8%                 9%
      Pennsylvania                           7%                 6%
      California                             5%                 6%
      South Carolina                         5%                 6%
      Texas                                  4%                 5%
      Tennessee                              4%                 5%
      New York                               4%                 4%
      All other states*                     53%                48%
                                        --------           --------
                                           100%               100%
                                        ========           ========

* In 1997 none of the remaining states individually accounts for more than 4% of total consumer finance receivables.

      The estimated fair value of the consumer finance receivables portfolio depends on the methodology selected to value such portfolio (i.e., exit value versus entry value). Exit value represents a valuation of the portfolio based upon sales of comparable portfolios which takes into account the value of customer relationships and the current level of funding costs. Under the exit value methodology, the estimated fair value of the receivables portfolio at December 31, 1997 is approximately $612 million above the recorded carrying value. Entry value is determined by comparing the portfolio yields to the yield at which new loans are being originated. Under the entry value methodology, the estimated fair value of the receivables portfolio at December 31, 1997 is approximately equal to the aggregate carrying value due to the increase in variable rate receivables whose rates are periodically reset and the fact that the average yield on fixed rate receivables is approximately equal to that on new fixed rate loans made at year-end 1997. Fair values included in Note 21 are based on the exit value methodology.

11.   Debt
      ----

      Investment banking and brokerage borrowings

      Investment banking and brokerage borrowings and the corresponding weighted average interest rates at December 31 are as follows:

                                    1997                          1996
                       ----------------------------   --------------------------
                          Balance     Interest Rate     Balance    Interest Rate
                       -----------    -------------   -----------  -------------

      Bank borrowings    $ 2,415           5.9%          $ 4,388        5.8%
      Commercial paper     7,110           5.8%            4,133        5.7%
      Other                1,939                           1,499
                       ---------                       ---------
                         $11,464                       $  10,020
                       =========                       =========

      Investment banking and brokerage borrowings are short-term in nature and include commercial paper, bank borrowings and other borrowings, such as deposit liabilities, used to finance Salomon Smith Barney's operations, including the securities settlement process. Outstanding bank borrowings include both U.S. dollar and non-U.S. dollar denominated loans. The non-U.S. dollar loans are denominated in multiple currencies including Japanese yen, German mark and U.K. sterling. All commercial paper outstanding at December 31, 1997 and 1996 was U.S. dollar denominated.

      Salomon Smith Barney has a $1.250 billion revolving credit agreement with a bank syndicate that extends through May 2000, and a $750 million, 364-day revolving credit agreement that extends through May 1998. Salomon Smith Barney may borrow under its revolving credit facilities at various interest rate options (LIBOR, CD or base rate) and compensates the banks for the facilities through commitment fees. Under these facilities Salomon Smith Barney is required to maintain a certain level of consolidated adjusted net worth (as defined in the agreement). At December 31, 1997, this requirement was exceeded by approximately $2.6 billion. At December 31, 1997, there were no borrowings outstanding under either facility.

      Salomon Brothers Inc (SBI), an indirect wholly owned subsidiary of Salomon Smith Barney, has a $2.1 billion committed secured standby bank credit facility for financing securities positions. The facility contains certain restrictive covenants that require, among other things, that SBI maintain minimum levels of excess net capital and net worth (as defined in the agreement). SBI's excess net capital exceeded the minimum required under the facility by $574 million and SBI's net worth exceeded the minimum amount required by $1.0 billion at December 31, 1997. In 1996, Salomon Brothers International Limited (SBIL), an indirect wholly owned subsidiary of Salomon Smith Barney, entered into a $1.0 billion committed securities repurchase facility. The facility is subject to restrictive covenants including a requirement that SBIL maintain minimum levels of tangible net worth and excess financial resources (as defined in the agreement). At December 31, 1997, SBIL exceeded these requirements by $4.0 billion and $669 million, respectively. In 1997, Phibro entered into a $550 million unsecured committed revolving line of credit. This facility requires Phibro to maintain minimum levels of capital and net working capital (as defined in the agreement). Phibro Inc. exceeded these minimums by $54 million and $98 million, respectively, at December 31, 1997. At December 31, 1997, there were no outstanding borrowings under any of these facilities.

      Salomon Smith Barney also has substantial borrowing arrangements consisting of facilities that it has been advised are available, but where no contractual lending obligation exists.

      Short-term borrowings

      At December 31, short-term borrowings consisted of commercial paper outstanding with weighted average interest rates as follows:

                                            1997                               1996
                                  ----------------------------     ---------------------------
                                  Outstanding    Interest Rate     Outstanding   Interest Rate
                                  -----------    ------------      ------------  -------------

  Commercial Credit Company           $3,871       5.83%             $1,482          5.55%
  Travelers Property Casualty Corp.      108       6.11%                 25          5.64%
  The Travelers Insurance Company         --                             50          5.53%
                                      ------                         ------
                                      $3,979                         $1,557
                                      ======                         ======

      TRV, Commercial Credit Company (CCC), TAP and The Travelers Insurance Company (TIC) issue commercial paper directly to investors. Each maintains unused credit availability under its respective banklines of credit at least equal to the amount of its outstanding commercial paper. Each may borrow under its revolving credit facilities at various interest rate options (LIBOR, CD, base rate or money market) and compensates the banks for the facilities through commitment fees.

      TRV, CCC and TIC have a five-year revolving credit facility which expires in June 2001 with a syndicate of banks to provide $1.0 billion of revolving credit, to be allocated to any of TRV, CCC or TIC. The participation of TIC in this facility is limited to $250 million. At December 31, 1997, $500 million was allocated to TRV, $450 million was allocated to CCC, and $50 million was allocated to TIC. Under this facility, the Company is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). At December 31, 1997, this requirement was exceeded by approximately $10.5 billion. At December 31, 1997, there were no borrowings outstanding under this facility.

      At December 31, 1997, CCC also had a committed and available revolving credit facility on a stand-alone basis of $4.4 billion, of which $3.4 billion expires in 2002 and $1.0 billion in July 1998.

      CCC is limited by covenants in its revolving credit agreements as to the amount of dividends and advances that may be made to its parent or its affiliated companies. At December 31, 1997, CCC would have been able to remit $567 million under its most restrictive covenants.

      TAP has a five-year revolving credit facility in the amount of $500 million with a syndicate of banks that expires in December 2001. Under this facility TAP is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreement). At December 31, 1997, this requirement was exceeded by approximately $3.4 billion. At December 31, 1997, there were no borrowings outstanding under this facility.

      The carrying value of short-term borrowings approximates fair value.

      Long-term debt

      At December 31, long-term debt was as follows:


                                       Weighted
                                        Average
 (millions)                           Coupon Rate Maturities     1997       1996
                                      ----------- ----------   --------   --------
Travelers Group Inc.
        Senior Notes                     7.31%    1998-2025   $  1,662   $  1,848
        Other(a)                                                    33         55
Commercial Credit Company
        Senior Notes                     6.99%    1998-2025      6,300      5,750
Salomon Smith Barney Holdings Inc.
        Senior Notes (b)                 6.56%    1998-2023     19,064     15,738
Travelers Property Casualty Corp.
        Senior Notes                     6.83%    1999-2026      1,250      1,250
        Other (c)                                                   (1)        (1)
The Travelers Insurance Group Inc.
        Other(d)                                                    44         56
                                                              --------   --------
Total
        Senior Notes                                            28,276     24,586
        Other                                                       76        110
                                                              --------   --------
                                                              $ 28,352   $ 24,696
                                                              ========   ========

(a) Unamortized premium of $15 million in 1997 and $20 million in 1996; and an ESOP note guarantee of $18 million in 1997 and $35 million in 1996.
(b) Includes $3.427 billion and $4.036 billion of non-U.S. dollar denominated debt at December 31, 1997 and 1996, respectively.
(c)   Unamortized discount.
(d)   Principally 12% GNMA/FNMA-collateralized obligations.

      Salomon Smith Barney issues both U.S. dollar and non-U.S. dollar denominated fixed and variable rate debt. However, Salomon Smith Barney utilizes interest rate swap agreements to effectively convert most of its fixed rate debt to variable rate debt. The maturity structure of the swaps generally corresponds with the maturity structure of the debt being hedged. At December 31, 1997, Salomon Smith Barney had entered into interest rate swaps to convert $11.2 billion of its $15.0 billion of fixed rate debt to variable rate obligations. The contractual weighted average fixed rate on swapped fixed rate debt and the weighted average variable rate on swapped debt (Salomon Smith Barney's actual borrowing cost) was 6.8% and 6.2% at December 31, 1997 and 6.8% and 6.1% at December 31, 1996,
      respectively.

      Aggregate annual maturities for the next five years on long-term debt obligations (based on final maturity dates), excluding principal payments on the ESOP loan obligation and the 12% GNMA/FNMA-collateralized obligations, are as follows:

(millions)                             1998     1999     2000     2001     2002   Thereafter
                                      ------   ------   ------   ------   ------   ----------

Travelers Group Inc.                 $  250   $  100   $  200   $   --   $  300   $      812
Commercial Credit Company               350      350      750      700      900        3,250(a)
Salomon Smith Barney Holdings Inc.    3,878    2,878    2,989    1,872    2,480        4,967
Travelers Property Casualty Corp.        --      400       --      500       --          350
                                     ------   ------   ------   ------   ------   ----------
                                     $4,478   $3,728   $3,939   $3,072   $3,680   $    9,379
                                     ======   ======   ======   ======   ======   ==========

(a) Includes $450 million redeemable at option of holders during 1999 at face amount and $200 million redeemable at option of holders during 2002 at face amount.

      The fair value of the Company's long-term debt is estimated based on the quoted market price for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities. At December 31, 1997 the carrying value and the fair value of the Company's long-term debt were:

                                              Carrying             Fair
(millions)                                     Value               Value
                                            -----------         ----------
Travelers Group Inc.                        $     1,695         $    1,753
Commercial Credit Company                         6,300              6,515
Salomon Smith Barney Holdings Inc.               19,064             19,364
Travelers Property Casualty Corp.                 1,249              1,275
The Travelers Insurance Group Inc.                   44                 49
                                            -----------         ----------
                                            $    28,352         $   28,956
                                            ===========         ==========

12.   Insurance Policy and Claims Reserves
      ------------------------------------

      Insurance policy and claims reserves consisted of the following at December 31:

(millions)                                 1997                        1996
                                          -------                     -------

Benefit and loss reserves:
  Property-casualty                       $29,343                     $29,967
  Accident and health                       1,080                         928
  Life and annuity                          8,660                       8,555
Unearned premiums                           4,267                       3,909
Policy and contract claims                    432                         585
                                          -------                     -------
                                          $43,782                     $43,944
                                          =======                     =======

      The table below is a reconciliation of beginning and ending property-casualty reserve balances for claims and claim adjustment expenses for the years ended December 31:

      (millions)                                                                1997        1996       1995
                                                                            --------    --------   --------
      Claims and claim adjustment expense reserves
        at beginning of year                                                $ 29,967    $ 14,715   $ 13,872
          Less reinsurance recoverables on unpaid losses                       8,151       4,613      3,621
                                                                            --------    --------   --------
      Net balance at beginning of year                                        21,816      10,102     10,251
                                                                            --------    --------   --------
      Provision for claims and claim adjustment expenses
        for claims arising in the current year                                 5,730       4,827      2,898
      Estimated claims and claim adjustment expenses for claims
        arising in prior years                                                  (492)        192       (227)
      Increase for purchase of Aetna P&C                                          --      11,752         --
                                                                            --------    --------   --------
              Total increases                                                  5,238      16,771      2,671
                                                                            --------    --------   --------
      Claims and claim adjustment expense payments for claims arising in:
          Current year                                                         1,944       1,858        887
          Prior years                                                          3,704       3,199      1,933
                                                                            --------    --------   --------
              Total payments                                                   5,648       5,057      2,820
                                                                            --------    --------   --------
      Net balance at end of year                                              21,406      21,816     10,102
          Plus reinsurance recoverables on unpaid losses                       7,937       8,151      4,613
                                                                            --------    --------   --------
      Claims and claim adjustment expense reserves at end of year           $ 29,343    $ 29,967   $ 14,715
                                                                            --------    --------   --------

      In 1997, estimated claims and claim adjustment expenses for claims arising in prior years included $154 million of net favorable development in certain Personal Lines coverages and Commercial Lines coverages, predominantly automobile coverages. In addition, in 1997 Commercial Lines experienced $122 million of favorable prior year loss development in the workers' compensation line; however, since the business to which it relates is subject to premium adjustments, there was no impact on results of operations. Also in 1997, the Company adopted newly prescribed statutory allocations of certain claim adjustment expenses. The new allocations resulted in favorable prior year loss development of $216 million offset by an increase in the current accident year provision of the same amount.

      In 1996 estimated claims and claim adjustment expenses for claims arising in prior years included $238 million of net favorable development in certain Commercial Lines and Personal Lines coverages. Also in 1996, estimated claims and claim adjustment expenses for claims arising in prior years included $430 million within Commercial Lines related to acquisition-related charges, primarily related to CIOTA, insurance products involving financial guarantees, and assumed reinsurance. In addition, as a result of the Company's review of Aetna P&C's insurance reserves, Commercial Lines reserves were increased by $60 million and Personal Lines reserves were decreased by $60 million.

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

      The property-casualty claims and claim adjustment expense reserves include $2.233 billion and $2.315 billion for asbestos and environmental-related claims net of reinsurance at December 31, 1997 and 1996, respectively.

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

      As a result of these processes and procedures, the reserves carried for environmental and asbestos claims at December 31, 1997 are the Company's best estimate of ultimate claims and claim adjustment expenses, based upon known facts and current law. However, the conditions surrounding the final resolution of these claims continue to change. Currently, it is not possible to predict changes in the legal and legislative environment and their impact on the future development of asbestos and environmental claims. Such development will be impacted by future court decisions and interpretations and changes in Superfund and other legislation. Because of these future unknowns, additional liabilities may arise for amounts in excess of the current reserves. These additional amounts, or a range of these additional amounts, cannot now be reasonably estimated, and could result in a liability exceeding reserves by an amount that would be material to the Company's operating results in a future period. However, the Company believes that it is not likely that these claims will have a material adverse effect on the Company's financial condition or liquidity.

      The Company has a geographic exposure to catastrophe losses in certain North Atlantic states, California and South Florida. Catastrophes can be caused by various events including hurricanes, windstorms, earthquakes, hail, severe winter weather, explosions and fires, and the incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes and earthquakes may produce significant damage in large, heavily populated areas. The Company generally seeks to reduce its exposure to catastrophes through individual risk selection and the purchase of catastrophe reinsurance.

13.   Reinsurance
      -----------

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

      Reinsurance amounts included in the Consolidated Statement of Income for the year ended December 31 were as follows:

                                                      Ceded to
     (millions)                            Gross       Other       Net
                                          Amount      Companies   Amount
                                        --------      ---------  ---------
       1997
       ----
       Premiums
          Property-casualty insurance     $  9,045    $ (1,751)   $  7,294
          Life insurance                     1,669        (279)      1,390
          Accident and health insurance        373         (62)        311
                                          --------    --------    --------
                                          $ 11,087    $ (2,092)   $  8,995
                                          ========    ========    ========

       Claims incurred                    $  8,226    $ (1,357)   $  6,869
                                          ========    ========    ========

       1996
       ----
       Premiums
          Property-casualty insurance     $  7,902    $ (1,806)   $  6,096
          Life insurance                     1,529        (296)      1,233
          Accident and health insurance        402         (98)        304
                                          --------    --------    --------
                                          $  9,833    $ (2,200)   $  7,633
                                          ========    ========    ========

       Claims incurred                    $  8,389    $ (1,892)   $  6,497
                                          ========    ========    ========

       1995
       ----
       Premiums
          Property-casualty insurance     $  4,752    $ (1,412)   $  3,340
          Life insurance                     1,497        (272)      1,225
          Accident and health insurance        499         (87)        412
                                          --------    --------    --------
                                          $  6,748    $ (1,771)   $  4,977
                                          ========    ========    ========

       Claims incurred                    $  5,806    $ (1,726)   $  4,080
                                          ========    ========    ========

      Reinsurance recoverables, net of valuation allowance, at December 31 include amounts recoverable on unpaid and paid losses and were as follows:

      (millions)                            1997        1996
                                          --------    --------
       Life insurance                     $  1,372    $  1,521
       Property-casualty business:
            Pools and associations           3,378       4,160
            Other reinsurance                4,829       4,553
                                          --------    --------
                                          $  9,579    $ 10,234
                                          ========    ========

      Included in Life business reinsurance recoverables at December 31, 1997 and 1996 is approximately $697 million and $720 million, respectively, of receivables from MetLife in connection with the sale of the group life business.

14.   Income Taxes
      ------------

      The provision for income taxes attributable to income from continuing operations (before minority interest) for the years ended December 31 was as follows:

      (millions)                            1997        1996        1995
                                          --------    --------    --------
      Current:
        Federal                           $  1,673    $  1,287    $    924
        Foreign                                314          12         356
        State                                  261         333         188
                                          --------    --------    --------
                                             2,248       1,632       1,468
                                          --------    --------    --------
      Deferred:
        Federal                               (297)         51         (95)
        Foreign                               (109)         67        (130)
        State                                 (146)        (71)        (64)
                                          --------    --------    --------
                                              (552)         47        (289)
                                          --------    --------    --------
                                          $  1,696    $  1,679    $  1,179
                                          ========    ========    ========

      The reconciliation of the federal statutory income tax rate to the Company's effective income tax rate applicable to income from continuing operations (before minority interest) for the years ended December 31 was as follows:

                                                 1997       1996       1995
                                                ------     ------     ------
      Federal statutory rate                      35.0%      35.0%      35.0%
      Limited taxability of investment income     (3.1)      (2.7)      (3.2)
      State and foreign income taxes
        (net of federal income tax benefit)        1.6        3.6        2.6
      Issuance of stock by subsidiary               --       (2.7)        --
      Other, net                                   0.3        0.3        1.1
                                                ------     ------     ------
      Effective income tax rate                   33.8%      33.5%      35.5%
                                                ======     ======     ======

      Deferred income taxes at December 31 related to the following:

      (millions)                                             1997         1996
                                                           -------      -------

      Deferred tax assets:
      Differences in computing policy reserves             $ 2,042      $ 2,036
      Deferred compensation                                  1,035          834
      Employee benefits                                        301          241
      Lease obligations and fixed assets                       261           --
      Other deferred tax assets                                981          930
                                                           -------      -------
      Gross deferred tax assets                              4,620        4,041
                                                           -------      -------
      Valuation allowance                                      100          100
                                                           -------      -------
      Deferred tax assets after valuation allowance          4,520        3,941
                                                           -------      -------

      Deferred tax liabilities:
      Deferred policy acquisition costs and
          value of insurance in force                         (780)        (719)
      Investment management contracts                         (236)        (246)
      Investments                                             (516)         (84)
      Mark to market on inventory                               --         (187)
      Cumulative translation adjustments                       (91)        (114)
      Undistributed earnings of non-U.S. subsidiaries         (119)         (84)
      Other deferred tax liabilities                          (334)        (275)
                                                           -------      -------
      Gross deferred tax liabilities                        (2,076)      (1,709)
                                                           -------      -------

      Net deferred tax asset                               $ 2,444      $ 2,232
                                                           =======      =======

      Tax benefits allocated directly to stockholders' equity for the years ended December 31, 1997, 1996 and 1995 were $488 million, $171 million, and $84 million, respectively.

      The Company provides income taxes on the undistributed earnings of non-U.S. subsidiaries except to the extent that such earnings are indefinitely invested outside the United States. At December 31, 1997, $1.3 billion of accumulated undistributed earnings of non-U.S. subsidiaries was indefinitely invested. At the existing U.S. federal income tax rate, additional taxes of $376 million would have to be provided if such earnings were remitted.

      Income taxes are not provided for on the Company's life insurance subsidiaries' retained earnings designated as "policyholders' surplus" because such taxes will become payable only to the extent such retained earnings are distributed as a dividend or exceed limits prescribed by federal law. Distributions are not contemplated from this portion of the life insurance companies' retained earnings, which aggregated $971 million (subject to a tax effect of $340 million) at December 31, 1997.

      As a result of the acquisition of The Travelers Corporation (old Travelers), a valuation allowance of $100 million was established in 1993 to reduce the net deferred tax asset on investment losses to the amount that, based upon available evidence, is more likely than not to be realized. The $100 million valuation allowance is sufficient to cover any capital losses on investments that may exceed the capital gains able to be generated in the life insurance group's consolidated federal income tax return based upon management's best estimate of the character of the reversing temporary differences. Reversal of the valuation allowance is contingent upon the recognition of future capital gains or a change in circumstances that causes the recognition of the benefits to become more likely than not. The initial recognition of any benefit produced by the reversal of the valuation allowance will be recognized by reducing goodwill.

      The net deferred tax asset, after the valuation allowance of $100 million, relates to temporary differences that are expected to reverse as net ordinary deductions. The Company will have to generate approximately $6.8 billion of taxable income, before the reversal of these temporary differences, primarily over the next 10-15 years, to realize the remainder of the deferred tax asset. Management expects to realize the remainder of the deferred tax asset based upon its expectation of future taxable income, after the reversal of these deductible temporary differences, of at least $3.3 billion annually. The Company has reported pre-tax financial statement income from continuing operations exceeding $4.4 billion, on average, over the last three years and has incurred taxable income of approximately $3.3 billion, on average, over the same period of time. At December 31, 1997, the Company has no ordinary or capital loss carryforwards.

15.   Preferred Stock and Stockholders' Equity
      ----------------------------------------

      Preferred stock

      The following table sets forth the Company's preferred stock outstanding at December 31:

                                         1997                      1996
                                ----------------------   -----------------------
                  Liquidation                Carrying                  Carrying
                  Preference      Number       Value       Number        Value
                   Per Share    of Shares   (millions)    of Shares   (millions)
                 -------------  ----------------------   -----------------------
       Series A    $     250           --    $      --    1,200,000    $     300
       Series D    $      50           --           --    7,500,000          375
       Series F    $     250    1,600,000          400           --           --
       Series G    $     250      800,000          200           --           --
       Series H    $     250      800,000          200           --           --
       Series J    $     500      400,000          200      400,000          200
       Series K    $     500      500,000          250      500,000          250
       Series M    $     250      800,000          200           --           --
                                ---------    ---------    ---------    ---------
                                4,900,000    $   1,450    9,600,000    $   1,125
                                =========    =========    =========    =========
       Series C    $   53.25    2,866,689    $     153    3,085,612    $     164
                                =========    =========    =========    =========
       Series I    $   1,000      280,000    $     280      420,000    $     420
                                =========    =========    =========    =========

      Series F

      In June 1997, the Company sold in a public offering 8.0 million depositary shares, each representing one-fifth of a share of 6.365% Cumulative Preferred Stock, Series F (Series F Preferred Stock), at an offering price of $50 per depositary share for an aggregate principal amount of $400 million. The Series F Preferred Stock has cumulative dividends payable quarterly and a liquidation preference equivalent to $50 per depositary share plus accrued and accumulated unpaid dividends. On or after June 16, 2007, the Company may redeem the Series F Preferred Stock, in whole or in part, at any time at a redemption price of $50 per depositary share plus dividends accrued and unpaid to the redemption date.

      Series G

      In July 1997, the Company sold in a public offering 4.0 million depositary shares, each representing one-fifth of a share of 6.213% Cumulative Preferred Stock, Series G (Series G Preferred Stock), at an offering price of $50 per depositary share for an aggregate principal amount of $200 million. The Series G Preferred Stock has cumulative dividends payable quarterly and a liquidation preference equivalent to $50 per depositary share plus accrued and accumulated unpaid dividends. On or after July 11, 2007, the Company may redeem the Series G Preferred Stock, in whole or in part, at any time at a redemption price of $50 per depositary share plus dividends accrued and unpaid to the redemption date.

      Series H

      In September 1997, the Company sold in a public offering 4.0 million depositary shares, each representing one-fifth of a share of 6.231% Cumulative Preferred Stock, Series H (Series H Preferred Stock), at an offering price of $50 per depositary share for an aggregate principal amount of $200 million. The Series H Preferred Stock has cumulative dividends payable quarterly and a liquidation preference equivalent to $50 per depositary share plus accrued and accumulated unpaid dividends. On or after September 8, 2007, the Company may redeem the Series H Preferred Stock, in whole or in part, at any time at a redemption price of $50 per depositary share plus dividends accrued and unpaid to the redemption date.

      Series J

      The Company has outstanding 8.0 million depositary shares, each representing one-twentieth of a share of 8.08% Cumulative Preferred Stock, Series J (Series J Preferred). Holders of the Series J Preferred are entitled to three votes per share (.15 votes per depositary share) when voting together as a class with the TRV common stock on all matters submitted to a vote of the Company's stockholders. The Series J Preferred has cumulative dividends payable quarterly and a liquidation preference of $500 per share ($25 per depositary share) plus any accrued and unpaid dividends. On or after March 31, 1998, the Company may, at its option, redeem the Series J Preferred, in whole or in part, at any time at a redemption price of $500 per share ($25 per depositary share) plus dividends accrued and unpaid to the redemption date.

      Series K

      The Company has outstanding 10.0 million depositary shares, each representing one-twentieth of a share of 8.40% Cumulative Preferred Stock, Series K (Series K Preferred). Holders of the Series K Preferred are entitled to three votes per share (.15 votes per depositary share) when voting together as a class with the TRV common stock on all matters submitted to a vote of the Company's stockholders. The Series K Preferred has cumulative dividends payable quarterly and a liquidation preference of $500 per share ($25 per depositary share) plus any accrued and unpaid dividends. On or after March 31, 2001, the Company may, at its option, redeem the Series K Preferred, in whole or in part, at any time at a redemption price of $500 per share ($25 per depositary share) plus dividends accrued and unpaid to the redemption date.

      Series M

      In October 1997, the Company sold in a public offering 4.0 million depositary shares, each representing one-fifth of a share of 5.864% Cumulative Preferred Stock, Series M (Series M Preferred Stock), at an offering price of $50 per depositary share for an aggregate principal amount of $200 million. The Series M Preferred Stock has cumulative dividends payable quarterly and a liquidation preference equivalent to $50 per depositary share plus accrued and accumulated unpaid dividends. On or after October 8, 2007, the Company may redeem the Series M Preferred Stock, in whole or in part, at any time at a redemption price of $50 per depositary share plus dividends accrued and unpaid to the redemption date.

      Series A

      On July 28, 1997 the Company redeemed all of the 1.2 million outstanding shares (12 million depositary shares) of its 8.125% Cumulative Preferred Stock, Series A (Series A Preferred Stock) at $250 per share ($25 per depositary share) plus accrued and unpaid dividends to the redemption date. The aggregate amount of Series A Preferred Stock outstanding on the redemption date was $300 million.

      Series D

      On July 1, 1997 the Company redeemed all of the 7.5 million outstanding shares (15 million depositary shares) of its 9.25% Preferred Stock, Series D (Series D Preferred Stock) at $50 per share ($25 per depositary share). The aggregate amount of Series D Preferred Stock outstanding on the redemption date was $375 million.

      Series B

      During 1996, $125 million of liquidation value of the 5.50% Convertible Preferred Stock, Series B (Series B Preferred) representing 2,499,945 shares of Series B Preferred was converted into 10,203,648 shares of common stock. The remaining 55 shares were redeemed for cash at $51.925 per share plus accrued and unpaid dividends.

      Salomon Series C

      In August 1996, the Company redeemed 225,000 shares (4.5 million depositary shares) of its Series C 9.50% Cumulative Preferred Stock (Salomon Series C Preferred) at $500 per share ($25 per depositary share). The aggregate amount of Salomon Series C Preferred outstanding on the redemption date was $112 million.

      Series C

      The Series C Convertible Preferred Stock (Series C Preferred) has a stated value and a liquidation preference of $53.25 per share. The Series C Preferred is convertible into one share of TRV common stock for each $21.99 of stated value of Series C Preferred, subject to antidilution adjustments in certain circumstances. Dividends on the Series C Preferred are cumulative and accrue in the amount of $4.53 per annum per share. In January 1998, all of the outstanding shares of Series C Preferred were converted into 6,941,859 shares of common stock.

      Series I

      In October 1987, the Company issued 700,000 shares of Series I Cumulative Convertible Preferred Stock (Series I Preferred) to affiliates of Berkshire Hathaway Inc. at $1,000 per share. Annual cumulative dividends on the Series I Preferred of $90 per share are payable quarterly. Each share of Series I Preferred has a redemption value of $1,000 and is convertible into 44.60526 shares of TRV common stock (subject to antidilution adjustments in certain circumstances). Series I Preferred shareholders are entitled to vote on all matters on which the Company's common stockholders vote, and are entitled to one vote per common share into which it is convertible. Commencing October 31, 1995, 140,000 Series I Preferred shares must be redeemed annually (if not previously converted) at $1,000 per share plus any accrued and unpaid dividends. The first tranche of 140,000 Series I Preferred shares was redeemed in October 1995, while the second and third tranches of 140,000 shares were converted into
      6.2 million shares of common stock each in October 1996 and October 1997, respectively.

      Mandatorily redeemable preferred securities of subsidiary trusts

      During 1996 the Company formed statutory business trusts under the laws of the state of Delaware. Each trust exists for the exclusive purposes of (i) issuing Trust Securities (both common and preferred) representing undivided beneficial interests in the assets of the Trust; (ii) investing the gross proceeds of the Trust securities in junior subordinated deferrable interest debentures (subordinated debentures) of its parent; and (iii) engaging in only those activities necessary or incidental thereto. These subordinated debentures and the related income effects are eliminated in the consolidated financial statements. Distributions on the mandatorily redeemable preferred securities of subsidiary trusts below have been classified as interest expense in the Consolidated Statement of Income. The following table summarizes the financial structure of the Company's subsidiary trusts at December 31, 1997 and 1996:

                                            Travelers        Travelers          Travelers      Travelers P&C   Travelers P&C
                                            Capital I        Capital II        Capital III       Capital I      Capital II
                                            ---------        ----------        -----------       ---------      ----------
Trust Preferred Securities:
     Issuance date                          October 1996     December 1996     December 1996      April 1996       May 1996
     Shares issued                            16,000,000           400,000           200,000      32,000,000      4,000,000
     Liquidation preference per share              $  25            $1,000            $1,000           $  25          $  25
     Liquidation value (in millions)               $ 400            $  400            $  200           $ 800          $ 100
     Coupon rate                                      8%            7 3/4%            7 5/8%           8.08%             8%
     Distributions payable                     Quarterly     Semi-annually     Semi-annually       Quarterly      Quarterly
     Distributions guaranteed by                     TRV               TRV               TRV             TAP            TAP

Common shares issued to parent                   494,880            12,372             6,186         989,720        123,720

Junior Subordinated Debentures:
     Amount owned (in millions)                     $412              $412              $206            $825           $103
     Coupon rate                                      8%            7 3/4%            7 5/8%           8.08%             8%
     Interest payable                          Quarterly     Semi-annually     Semi-annually       Quarterly      Quarterly
     Maturity date                    September 30, 2036  December 1, 2036  December 1, 2036  April 30, 2036   May 15, 2036
     Redeemable by issuer on or after    October 7, 2001  December 1, 2006    Not redeemable  April 30, 2001   May 15, 2001

                                          SI Financing
                                            Trust I
                                            -------
Trust Preferred Securities:
      Issuance date                          July 1996
      Shares issued                         13,800,000
      Liquidation preference per share            $ 25
      Liquidation value (in millions)             $345
      Coupon rate                               9 1/4%
      Distributions payable                  Quarterly
      Distributions guaranteed by        Salomon Smith
                                                Barney
Common shares issued to parent                 426,800

Junior Subordinated Debentures:
      Amount owned (in millions)                  $356
      Coupon rate                               9 1/4%
      Interest payable                       Quarterly
      Maturity date                      June 30, 2026
      Redeemable by issuer on or after   June 30, 2001

      SI Financing Trust I, a wholly owned subsidiary of Salomon Smith Barney, issued TRUPS(R) units to the public. Each TRUPS(R) unit includes a preferred security of SI Financing Trust I, as shown in the table above, and a purchase contract that requires the holder to purchase, in 2021 (or earlier if Salomon Smith Barney elects to accelerate the contract), one depositary share representing a one-twentieth interest in a share of TRV 9.50% Cumulative Preferred Stock, Series L. Salomon Smith Barney is obligated under the terms of each purchase contract to pay contract fees of 0.25% per annum.

      Stockholders' equity

      Common stock

      The Company has outstanding warrants to purchase shares of its common stock at an exercise price of $13.00 per common share, exercisable until July 31, 1998. These warrants, which enable the holder to purchase three shares of common stock each, are publicly traded and at December 31, 1997 and 1996 outstanding warrants would enable holders to purchase 10,131,162 and 11,244,777 shares, respectively, of common stock of the Company.

      At December 31, 1997, 30,231,061 shares of authorized common stock were reserved for convertible securities and warrants.

      Subsidiary capital

      The combined insurance subsidiaries' statutory capital and surplus at December 31, 1997 and 1996 was $10.505 billion and $9.046 billion, respectively, and is subject to certain restrictions imposed by state insurance departments as to the transfer of funds and payment of dividends. The combined insurance subsidiaries' net income, determined in accordance with statutory accounting practices, for the years ended December 31, 1997, 1996 and 1995 was $1.794 billion, $843 million (which includes $285 million for Aetna P&C in the first quarter of 1996) and $745 million (excluding Aetna P&C), respectively.

      TIC is subject to various regulatory restrictions that limit the maximum amount of dividends available to its parent without prior approval of the Connecticut Insurance Department. A maximum of $551 million of statutory surplus is available in 1998 for such dividends without the prior approval of the Connecticut Insurance Department.

      TAP's insurance subsidiaries are subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to their parent without prior approval of insurance regulatory authorities.

      Dividend payments to TAP from its insurance subsidiaries are limited to $805 million in 1998 without prior approval of the Connecticut Insurance Department.

      Certain of the Company's U.S. and non-U.S. broker-dealer subsidiaries are subject to various securities and commodities regulations and capital adequacy requirements promulgated by the regulatory and exchange authorities of the countries in which they operate. The principal regulated subsidiaries, their net capital requirement or equivalent and excess over the minimum requirement as of December 31, 1997 are as follows:

                                                                                                       ($Millions)      ($Millions)
                                                                                                                        Excess over
                                                                                                       Net Capital        minimum
                     Subsidiary                                    Jurisdiction                       or equivalent     requirement
===================================================================================================================================
      Salomon Brothers Inc                            U.S. Securities and Exchange Commission
                                                      Uniform Net Capital Rule (Rule 15c3-1)              $1,047             $974

      Smith Barney Inc.                               U.S. Securities and Exchange Commission
                                                      Uniform Net Capital Rule (Rule 15c3-1)              $1,086             $884

      Salomon Brothers International Limited     United Kingdom's Securities and Futures Authority        $4,796             $699

      See Note 11 for additional restrictions on stockholders' equity.

16.   Earnings Per Share
      ------------------

      Earnings per share has been computed in accordance with the provisions of FAS No. 128. The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computations for the years ended December 31:

(in millions, except per share amounts)                     1997        1996        1995
                                                          --------    --------    --------
      Income from continuing operations                   $  3,104    $  3,282    $  2,141
      Discontinued operations                                   --        (334)        150
      Preferred dividends                                     (139)       (162)       (153)
                                                          --------    --------    --------
Income available to common stockholders for basic EPS        2,965       2,786       2,138

      Effect of dilutive securities                             36          51          70
                                                          --------    --------    --------
Income available to common stockholders for diluted EPS   $  3,001    $  2,837    $  2,208
                                                          ========    ========    ========

Weighted average common shares outstanding applicable
  to basic EPS                                             1,102.6     1,097.6     1,099.4
                                                          --------    --------    --------

      Effect of dilutive securities:
          Convertible securities                              25.2        31.9        51.7
          Options                                             19.9        16.3        14.0
          Warrants                                             7.0         5.0         1.6
          Restricted stock                                    25.2        19.8        17.7
                                                          --------    --------    --------
Adjusted weighted average common shares outstanding
  applicable to diluted EPS                                1,179.9     1,170.6     1,184.4
                                                          ========    ========    ========

      Basic earnings per share:
          Continuing operations                           $   2.69    $   2.84    $   1.81
          Discontinued operations                               --       (0.31)       0.13
                                                          --------     -------    --------
                                                          $   2.69    $   2.53    $   1.94
                                                          ========     =======    ========
      Diluted earnings per share:
          Continuing operations                           $   2.54    $   2.71    $   1.74
          Discontinued operations                               --       (0.29)       0.12
                                                          --------     -------    --------
                                                          $   2.54    $   2.42    $   1.86
                                                          ========    ========    ========

      During 1997, 1996 and 1995, weighted average options of 8.1 million shares, 4.1 million shares and 8.1 million shares with weighted average exercise prices of $45.47 per share, $25.70 per share and $16.80 per share, respectively, were excluded from the computation of diluted EPS because the options' exercise price was greater than the average market price of TRV's common stock.

17.   Incentive Plans
      ---------------

      The Company has adopted a number of compensation plans to attract, retain and motivate officers and other key employees, to compensate them for their contributions to the growth and profits of the Company and to encourage employee stock ownership.

      Stock Option Plans

      The Company has a number of stock option plans that provide for the granting of stock options to officers and key employees of the Company and its participating subsidiaries. Options are granted at the fair market value of the Company's common stock at the time of grant for a period of ten years. Generally, options vest over a five-year period and are exercisable only if the optionee is employed by the Company. The majority of the Company's plans also permit an employee exercising an option to be granted new options (reload options) in an amount equal to the number of common shares used to satisfy the exercise price and the withholding taxes due upon exercise. The reload options are granted for the remaining term of the related original option and vest over a six-month period.

      To further encourage employee stock ownership, during 1997 the Company introduced the Wealthbuilder stock option program. Under this program all employees meeting certain requirements have been granted stock options. These options vest over a five-year period and do not contain a reload feature.

      Information with respect to stock options granted under the Company's stock option plans is as follows:

                                           1997                    1996                       1995
                                   ----------------------  ----------------------   ----------------------
                                                Weighted                 Weighted                 Weighted
                                                 Average                  Average                 Average
                                                Exercise                 Exercise                 Exercise
                                    Shares       Price       Shares       Price        Shares       Price
                                  -----------   --------   -----------   --------   -----------   --------
      Outstanding, beginning of
      year                         68,052,764    $ 17.37    72,812,462    $ 12.52    74,959,414    $ 10.34
      Granted-original             14,463,322    $ 42.56    11,107,460    $ 22.74    13,823,736    $ 14.32
      Granted-reload               33,958,262    $ 41.11    30,770,388    $ 24.17    22,535,379    $ 16.41
      Forfeited                    (1,303,179)   $ 20.36    (4,077,926)   $ 12.15    (4,737,946)   $ 11.97
      Exercised                   (51,084,532)   $ 23.90   (42,559,620)   $ 15.89   (33,768,121)   $ 11.07
                                  -----------              -----------              -----------
      Outstanding, end of year     64,086,637    $ 30.37    68,052,764    $ 17.37    72,812,462    $ 12.52
                                  ===========              ===========              ===========

      Exercisable at year end       9,978,056               14,801,246               15,976,622

      The following table summarizes information about stock options outstanding under the Company's stock option plans at December 31, 1997:

                             Options Outstanding                   Options Exercisable
                 -------------------------------------------     ------------------------
                                   Weighted         Weighted                     Weighted
   Range of                         Average          Average                     Average
   Exercise          Number        Remaining        Exercise        Number       Exercise
    Prices        Outstanding   Contractual Life      Price      Exercisable      Price
--------------   ------------   ----------------    --------     -----------     --------
$3.48 - $ 9.99      3,643,835       4.0 years        $ 6.61        2,841,850      $ 6.26
  $10 - $19.99     18,387,969       6.7 years        $13.33        4,055,558      $12.72
  $20 - $29.99     10,067,589       7.2 years        $22.92          999,876      $22.10
  $30 - $39.99      4,265,118       7.6 years        $33.60        1,551,872      $34.51
  $40 - $49.99     22,803,214       6.8 years        $45.77          528,900      $42.54
  $50 - $56.50      4,918,912       6.8 years        $52.73               --          --
                  -----------                                     ----------
$3.48 - $56.50     64,086,637       6.7 years        $30.37        9,978,056      $16.79
                  ===========                                     ==========

      At December 31, 1997, 118,243,916 shares were available for grant under the Company's option plans. However, if the number of shares granted but unexercised under the Company's option plans is greater than ten percent of the Company's common stock outstanding at the close of the most recent fiscal quarter, the Company will not be permitted to grant any additional options until the number of outstanding but unexercised options is less than ten percent of the common stock outstanding. Based on the number of shares of common stock outstanding and the number of options granted but unexercised, the maximum number of additional options that could be granted was 50,420,099 at December 31, 1997.

      Pro Forma Impact of FAS No. 123

      The Company applies Opinion 25 and related interpretations in accounting for its stock-based compensation plans. Since stock options are issued at fair market value on the date of award, no compensation cost has been recognized for these awards.

      FAS No. 123 provides an alternative to Opinion 25 whereby fair values may be ascribed to options using a valuation model and amortized to compensation cost over the vesting period of the options. Had the Company applied FAS No. 123 in accounting for stock options, net income and net income per share would have been the pro forma amounts indicated below:

      (in millions, except per share amounts)               1997       1996      1995
                                                           -------   -------   -------

       Net income                            As reported   $ 3,104   $ 2,948   $ 2,291
                                             Pro forma     $ 2,985   $ 2,897   $ 2,273

       Basic earnings per share              As reported   $  2.69   $  2.53   $  1.94
                                             Pro forma     $  2.58   $  2.48   $  1.92

       Diluted earnings per share            As reported   $  2.54   $  2.42   $  1.86
                                             Pro forma     $  2.44   $  2.38   $  1.84

      The pro forma adjustments relate to options granted during 1997, 1996 and 1995 for which a fair value on the date of grant was determined using the Black-Scholes option pricing model. No effect has been given to options granted prior to 1995.

      FAS No. 123 requires that reload options be treated as separate grants from the related original option grants. Under the Company's reload program, upon exercise of an option, employees generally tender previously owned shares to pay the exercise price and related tax withholding, and receive a reload option covering the same number of shares tendered for such purposes. New reload options are only granted if TRV's stock price has increased at least twenty percent over the exercise price of the option being reloaded, and vest at the end of a six-month period. Reload options are intended to encourage employees to exercise options at an earlier date and to retain the shares so acquired, in furtherance of the Company's long-standing policy of encouraging increased employee stock ownership. The result of this program is that employees generally will exercise options as soon as they are able and, therefore, these options have shorter expected lives. Shorter option lives result in lower valuations using the Black-Scholes option model. However, such values are expensed more quickly due to the shorter vesting period of reload options. In addition, since reload options are treated as separate grants, the existence of the reload feature results in a greater number of options being valued.

      Shares received through option exercises under the reload program are subject to restrictions on sale. Discounts (as measured by the estimated cost of protection) have been applied to the fair value of options granted to reflect these sale restrictions.

      The weighted average fair value of options granted during 1997, 1996 and 1995 was $6.44, $3.00 and $2.20 per share, respectively. The weighted average expected life of reload options was approximately 1 year and the weighted average expected life of original grants was approximately 3 years for 1997, 1996 and 1995. Valuation and related assumption information are presented below:

                                                   Weighted averages for options granted during
                                                   --------------------------------------------
                                                       1997             1996            1995
                                                   -----------       ---------       ----------

            Valuation assumptions:
               Expected volatility                       32.2%           28.5%           27.4%
               Risk-free interest rate                   5.75%           5.58%           6.06%
               Expected annual dividends per share   $   0.47        $   0.37        $   0.32
               Expected annual forfeitures                  5%              5%              5%

      The Restricted Stock Plans

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

      At December 31, 1997, 63,812,576 shares were available for future grant under the Company's restricted stock plans. Information with respect to restricted stock awards is as follows:

                                                            1997          1996          1995
                                                        -----------   -----------   -----------

      Shares awarded                                     12,259,829    17,141,073    20,950,065
      Weighted average fair market value per share      $     32.05   $     20.13   $     12.00
      After-tax compensation cost charged to earnings
         (in millions)                                  $       178   $       127   $       104

      The Equity Partnership Plan (EPP)

      Under EPP, qualifying Salomon Smith Barney employees receive a portion of their compensation in the form of common stock. Original terms of EPP deferred payment of the stock for five years and required the Company to contribute an additional 17.65% of the deferred compensation amount to the participant's account. The EPP award is forfeited if the participant's employment is terminated for cause within the five year vesting period. Beginning in 1996, EPP was amended to reduce the deferral period from five years to three years, increase the additional contribution of the Company from 17.65% to 25%, and introduce additional forfeiture provisions. Under the amended plan, the award is forfeited if the participant leaves the Company to join a competitor within three years after the award date. If a participant leaves other than by virtue of death, disability, retirement or as a result of downsizing during the three years following the award, the entire additional contribution of 25% is forfeited. The 1996 amendments apply only to awards granted in 1996 and subsequent years. Information with respect to EPP awards is as follows:

                                                           1997         1996         1995
                                                        ----------   ----------   ----------
      Shares awarded                                     5,416,476    6,097,798    4,508,066
      Fair market value per share                       $    35.26   $    26.55   $    21.24
      After-tax compensation cost charged to earnings
         (in millions)                                  $      120   $       90   $       63

18.   Retirement Benefits
      -------------------

      The Company's significant pension plan is a noncontributory defined benefit pension plan covering the majority of its U.S. employees. Benefits for this plan are based on an account balance formula. Under this formula, each employee's accrued benefit can be expressed as an account that is credited with amounts based upon the employee's pay, length of service and a specified interest rate, all subject to a minimum benefit level. This plan is funded in accordance with the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code.

      The following is a summary of the components of pension expense for the Company's principal defined benefit plan for the years ended December 31:

      (millions)                               1997       1996       1995
                                              -----      -----      -----

      Service cost                            $  78      $  74      $  81
      Interest cost                             200        190        195
      Actual return on plan assets             (389)      (228)      (388)
      Net amortization and deferral             152         (1)       165
                                              -----      -----      -----
      Net periodic pension cost               $  41      $  35      $  53
                                              =====      =====      =====

      The following table sets forth the funded status of the Company's principal defined benefit plan at December 31:

(millions)                                                               1997        1996
                                                                       -------     -------
Actuarial present value of benefit obligation:
   Vested benefits                                                     $(2,867)    $(2,594)
   Non-vested benefits                                                     (74)        (70)
                                                                       -------     -------
   Accumulated benefit obligation                                       (2,941)     (2,664)
   Effect of future salary increases                                       (53)        (48)
                                                                       -------     -------
   Projected benefit obligation                                         (2,994)     (2,712)
Plan assets at fair value                                                2,965       2,718
                                                                       -------     -------
Plan assets in excess of or (less than) projected benefit obligation       (29)          6
Unrecognized transition asset                                               --          (1)
Unrecognized prior service cost                                            (11)        (12)
Unrecognized net loss                                                      112          71
                                                                       -------     -------
Prepaid pension cost                                                   $    72     $    64
                                                                       =======     =======

Actuarial assumptions:
   Weighted average discount rate                                         7.00%       7.50%
   Weighted average rate of compensation increase                         4.50%       4.50%
   Expected long-term rate of return on plan assets                       9.00%       9.00%

      Plan assets are held in various separate accounts and the general account of The Travelers Insurance Company, a subsidiary of TRV and certain investment trusts. These accounts and trusts invest in stocks, U.S. Government bonds, corporate bonds, mortgage loans and real estate.

      Currently, substantially all U.S. employees of Salomon Smith Barney who were formerly employees of Salomon Inc and its subsidiaries participate in defined contribution plans. The costs of these plans are not material. These employees are expected to join the Company's noncontributory defined benefit pension plan beginning in 1999.

      Certain non-U.S. employees of the Company are covered by noncontributory defined benefit plans. These plans are funded in accordance with local laws and the costs associated with these plans are not material.

      The Company provides postretirement health care, life insurance and survival income benefits to certain eligible retirees. These benefits relate primarily to former employees of predecessor companies. Other retirees are generally responsible for most or all of the cost of these benefits (while retaining the benefits of group coverage and pricing).

      The Company has provided for the cost of postretirement benefits over the service periods of eligible participants. The present value of the liability related to these benefits, included in "Accounts payable and other liabilities," was $548 million and $556 million at December 31, 1997 and 1996, respectively. Expenses related to postretirement benefits were $28 million, $22 million and $40 million for 1997, 1996 and 1995, respectively.

19.   Lease Commitments
      -----------------

      Rentals

      Rental expense (principally for offices and computer equipment) was $425 million, $397 million and $405 million for the years ended December 31, 1997, 1996 and 1995, respectively.

      Future minimum annual rentals under noncancellable operating leases, net of sublease income, are as follows:

                        (millions)
                        1998                    $  372
                        1999                       338
                        2000                       252
                        2001                       216
                        2002                       177
                        Thereafter                 938
                                                ------
                                                $2,293
                                                ======

      The Company and certain of Salomon Smith Barney's subsidiaries together have an option to purchase the buildings presently leased for Salomon Smith Barney's executive offices and New York City operations at the expiration of the lease term.

20.   Trading Securities, Commodities, Derivatives and Related Risks
      --------------------------------------------------------------

      The Company uses derivative financial instruments in the normal course of business for end user and, in the case of Salomon Smith Barney, trading purposes. The Company enters into a variety of derivatives such as swaps, swap options, cap and floor agreements, futures contracts, forward currency contracts, forward purchase and sale agreements, option contracts and warrants. These transactions generally require future settlement, and are either executed on an exchange or traded as OTC instruments. Derivatives have widely varying terms, and durations that range from a few days to a number of years depending on the instrument.

      Interest rate swaps are OTC instruments where two counterparties agree to exchange periodic interest payment streams calculated on a predetermined notional principal amount. The most common interest rate swaps generally involve one party paying a fixed interest rate and the other party paying a variable rate. Other types of swaps include basis swaps, cross-currency swaps, equity swaps and commodity swaps. Basis swaps consist of both parties paying variable interest streams based on different reference rates. Cross-currency swaps involve the exchange of coupon payments in one currency for coupon payments in another currency. An equity swap is an agreement to exchange cash flows on a notional amount based on changes in the values of a referenced index, such as the Standard & Poor's 500 Index. Commodity swaps involve the exchange of a fixed price of a commodity for a floating price, which is usually the prevailing spot price, throughout the swap term. The most common commodity swaps are petroleum-based; other types are based on metals or soft commodities.

      Caps are derivatives which require the writer to pay the purchaser an excess amount, if the reference rate exceeds a contractual rate at specified times during the contract. Likewise, a floor is a contractual commitment that requires the writer to pay an excess amount, if any, of a contractual rate over a reference rate at specified times over the life of the contract. Swap options are OTC contracts that entitle the holder to either enter into an interest rate swap at a future date or to cancel an existing swap at a future date.

      Futures contracts are exchange-traded derivatives to either receive (purchase) or deliver (sell) a standard amount or value of a commodity or financial instrument at a specified future date and price (or, with respect to futures contracts on indices, the net cash amount). Maintaining a futures contract will typically require the Company to deposit with the futures exchange (or other financial intermediary), as security for its obligations, an amount of cash or other specified asset (initial margin) that typically ranges from 1% to 10% of the face amount of the contract (but may be higher in some circumstances). Additional cash or assets (variation margin) may be required to be deposited daily as the mark-to-market value of the futures contract fluctuates. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement (for index futures) on the settlement date, or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. Forward contracts are OTC derivatives to purchase or sell a specified amount of financial instruments, foreign currency, or commodities at a future date at a predetermined price. The notional amount for forward settling securities transactions represents the amount of cash that will be paid or received by the counterparties when the transaction settles. Upon settlement, the security is reflected on the statement of financial condition as either long or short inventory.

      Option contracts are contractual agreements which give the purchaser the right, but not the obligation, to purchase or sell a financial instrument, commodity, or currency at a predetermined price. In return for this right, the purchaser pays a premium to the seller (or writer) of the option. Option contracts also exist for various indices and are similar to options on a security or other instruments except that, rather than settling by physical delivery of the underlying instrument, they are settled in cash. Options on futures contracts give the purchaser the right, in return for the premium paid, to assume a position in a futures contract. Warrants have characteristics similar to those of options whereby the buyer has the right, but not the obligation, to purchase a certain instrument at a specific future date and price. The seller (or writer) of the option/warrant is subject to the risk of an unfavorable change in the underlying financial instrument, commodity, or currency. The purchaser is subject to market risk to the extent of the premium paid and credit risk. The Company is obligated to post margin for options on futures. Option contracts may be either exchange-traded or OTC. Exchange-traded options issued by certain regulated intermediaries, such as the Options Clearing Corporation, are the obligations of the issuing intermediary. In contrast to such options, which generally have standardized terms and performance mechanics, all of the terms of an OTC option, including the method of settlement, term, exercise price, premium, guarantees and security, are determined by negotiation of the parties, and there is no intermediary between the parties to assume the risks of performance. The Company issues warrants that entitle holders to cash settlements on exercise based upon movements in market prices of specific financial instruments and commodities, foreign exchange rates and equity indices.

      The Company sells various financial instruments that have not been purchased (short sales). In order to sell them short, the Company borrows these securities, or receives the securities as collateral in conjunction with short-term financing agreements and, at a later date, must deliver (i.e. replace) like or substantially the same financial instruments or commodities to the parties from which they were originally borrowed. The Company is exposed to market risk for short sales. If the market value of an instrument sold short increases, the Company's obligation, reflected as a liability, would increase and revenues from principal transactions would be reduced.

      The way in which the Company accounts for and presents derivatives in its financial statements depends on both the type and purpose of the derivative held or issued. As discussed in the Summary of Significant Accounting Policies, the Company records all derivatives used for trading purposes, including those used to hedge trading positions, at market or fair value. Consequently, changes in the amounts recorded in the Company's Consolidated Statements of Financial Condition resulting from movements in market or fair value are included in "Principal transactions" in the period in which they occur. The accounting and reporting treatment of derivatives used for non-trading purposes vary, depending on the nature of exposure being hedged (see Summary of Significant Accounting Policies).

      Derivatives and short sales risk may expose the Company to both market risk and credit risk in excess of the amount recorded on the consolidated statements of financial condition. These off-balance sheet risks are discussed in more detail below.

      Market Risk. Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument, commodity or derivative. All financial and commodities-related instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held and the absolute and relative levels of interest rates and foreign currency exchange rates, as well as market volatility and illiquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affect the level of market risk. The most significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

      Credit Risk. The Company regularly transacts business with, and owns securities issued by, a broad range of corporations, governments, international organizations, central banks and other financial institutions. Phibro, a wholly owned subsidiary of Salomon Smith Barney, regularly transacts business with independent and government-owned oil producers, a wide variety of end users, trading companies and financial institutions. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. Master netting agreements enable the Company to net certain assets and liabilities by counterparty. The Company also nets across product lines and against cash collateral, provided such provisions are established in the master netting and cash collateral agreements. The Company may require counterparties to submit additional collateral when deemed necessary.

      The Company enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the G-7 governments or their agencies that may be liquidated in the event of counterparty default.

      In addition, the Company seeks to protect itself from the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with regulatory requirements and its own internal guidelines, which are generally more stringent than regulatory margin requirements. Margin levels are monitored daily and additional collateral must be deposited as required. If customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the account in compliance with the required margin level.

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

      Trading Activity

      Salomon Smith Barney trades both derivative and cash financial instruments. The trading activities are conducted for both Salomon Smith Barney's customers as well as for the Company's own account. The determination of notional amounts does not consider any of the market risk factors previously discussed. Notional amounts are indicative only of the volume of activity and are not a measure of market risk. Market risk is influenced by the nature of the items that comprise a particular category of financial instrument, as well as the relationship among the various off and on-balance sheet items. For these reasons, the interpretation of notional amounts as a measure of market risk could be materially misleading. In accordance with FAS No. 105, "Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk" (FAS No. 105) and FAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" (FAS No. 119), the following table discloses the notional amounts of derivative financial instruments held by Salomon Smith Barney for trading purposes at December 31:

                                                                     1997                                 1996
                                                         -------------------------------      ------------------------------
                                                                      Current Market or                   Current Market or
                                                         Notional        Fair Value           Notional        Fair Value
                                                                     -------------------                 -------------------
(billions)                                               Amounts     Assets  Liabilities      Amounts    Assets  Liabilities
----------------------------------------------------------------------------------------------------------------------------
Exchange-issued products:
   Futures contracts (a)                                    $940.5   $  --      $  --           $530.9   $  --      $   --
   Other exchange-issued products:
      Equity contracts                                        10.6     0.2        0.4             13.1     0.1         0.2
      Fixed income contracts                                 138.1      --         --             61.2      --          --
      Commodities contracts                                    3.5      --         --              5.0      --          --
----------------------------------------------------------------------------------------------------------------------------
Total exchange-issued products                             1,092.7     0.2        0.4            610.2     0.1         0.2
----------------------------------------------------------------------------------------------------------------------------
OTC swaps, swap options, caps and floors:
   Swaps                                                   1,328.3                               842.3
   Swap options written                                       38.6                                10.8
   Swap options purchased                                     48.8                                24.1
   Caps and floors                                           161.4                               117.1
----------------------------------------------------------------------------------------------------------------------------
Total OTC swaps, swap options, caps and floors             1,577.1     5.8        6.7            994.3     4.2         6.6
----------------------------------------------------------------------------------------------------------------------------
OTC foreign exchange contracts and options:
   Forward currency contracts                                111.3     1.0        1.0             94.3     0.7         0.6
   Options written                                            41.3      --        0.6             37.1      --         0.3
   Options purchased                                          37.7     0.6         --             38.7     0.5          --
----------------------------------------------------------------------------------------------------------------------------
Total OTC foreign exchange contracts and options             190.3     1.6        1.6            170.1     1.2         0.9
----------------------------------------------------------------------------------------------------------------------------
Other options and contractual commitments:
   Options and warrants on equities and equity indices        54.8     1.8        2.7             45.8     1.1         1.8
   Options and forward contracts on
     fixed-income securities                                 343.4     0.3        0.1            202.8     0.3         0.2
   Commodities contracts                                      14.3     0.4        0.2             22.6     0.3         0.3
----------------------------------------------------------------------------------------------------------------------------
Total contractual commitments                             $3,272.6   $10.1      $11.7         $2,045.8    $7.2       $10.0
============================================================================================================================

      (a) Margin on futures contracts is included in brokerage receivables/payables on the Consolidated Statement of Financial Condition.

      The annual average balances of the Company's options and contractual commitments, based on month-end balances for the year ended December 31, are as follows:

                                                  1997                    1996
                                           ---------------------   ---------------------
                                           Average     Average     Average     Average
(billions)                                  Assets   Liabilities    Assets   Liabilities
----------------------------------------------------------------------------------------
Swaps, swap options, caps and floors         $4.4       $6.2         $3.6       $5.5
Index and equity contracts and options        1.9        2.9          1.5        1.4
Foreign exchange contracts and options        1.5        1.4          1.0        1.0
Commodities contracts                          .3         .2           .4         .3
Forward contracts on fixed income              .4         .3           .3         .4
----------------------------------------------------------------------------------------
Total contractual commitments                $8.5      $11.0         $6.8       $8.6
========================================================================================

      End User Activity

      In the normal course of business the Company also employs certain derivative financial instruments as an end user to manage various risks. Fair values were determined by reference to quoted market prices or, for interest rate swaps, estimated based upon the payments either party would have to make to terminate the swap. The notional and fair values of end user derivatives at December 31, are as follows:

1997                                               Notional Value              Fair Value
----                                           ----------------------   ---------------------
(billions)                                     Open Contracts              Asset    Liability
                                               --------------              -----    ---------
Interest rate swaps:
  Pay a fixed rate, receive a floating rate         $ 0.7
  Pay a floating rate, receive a fixed rate          16.1
Currency swap                                         1.4
                                               ----------------------------------------------
                                                    $18.2                  $0.5        $0.2
                                               ==============================================
                                                 Purchase        Sell
                                                 --------        ----

Foreign currency forwards                            $1.6        $2.6      $0.1        $ --
Financial futures                                     0.1         0.5        --        $ --
                                               ----------------------------------------------
                                                     $1.7        $3.1      $0.1        $ --
                                               ==============================================


1996                                               Notional Value              Fair Value
----                                           ----------------------   ---------------------
(billions)                                     Open Contracts              Asset    Liability
                                               --------------              -----    ---------

Interest rate swaps:
  Pay a fixed rate, receive a floating rate          $0.9
  Pay a floating rate, receive a fixed rate          14.6
Currency swap                                         1.3
                                               ----------------------------------------------
                                                     $16.8                 $0.4          $0.2
                                               ==============================================

                                                 Purchase        Sell
                                                 --------        ----
Foreign currency forwards                            $1.6        $0.5      $ --          $ --
Financial futures                                     0.6         0.1      $ --          $ --
                                               ----------------------------------------------
                                                     $2.2        $0.6      $ --          $ --
                                               ==============================================

      Certain of the Company's subsidiaries utilize swap contracts to effectively manage interest rate and currency risk. Salomon Smith Barney utilizes interest rate and cross currency swaps to effectively convert a majority of its long-term debt and a portion of its short-term borrowings from fixed to variable rate instruments (see Note 11). Salomon Smith Barney also employs an interest rate swap contract to convert variable interest rate risk to a fixed rate of interest. These swaps are recorded "off-balance sheet," with accrued inflows and outflows reflected as adjustments to interest expense. Certain of the Company's insurance subsidiaries utilize swaps to manage differing interest rate and/or currency risk profiles of its liabilities and related fixed income investment portfolio. These swaps are recorded on the consolidated statement of financial position at fair value with unrealized gains and losses on the swap reported as adjustments to stockholders' equity.

      Certain subsidiaries also utilize forward contracts to hedge exposure to volatility of foreign currency exchange rates. Salomon Smith Barney uses forward currency contracts to hedge a portion of the currency exchange rate exposure relating to non-U.S. dollar denominated debt. The impact of translating the forward currency contract and related debt to prevailing exchange rates is recognized currently in income. Certain of the Company's insurance subsidiaries use forward contracts to hedge foreign investments. Changes in the fair value of these forwards are recorded currently in income as an offset to the translation adjustment related to the underlying investment. Both Salomon Smith Barney and certain insurance subsidiaries utilize forward currency contracts to hedge certain investments in foreign branches and foreign currency denominated investments. These forward contracts are recorded on the Consolidated Statement of Financial Position at fair value with unrealized gains and losses on the forward contract reported as adjustments to stockholders' equity.

      The Company's insurance subsidiaries also enter into financial futures contracts to hedge expected cash flows related to certain customer deposits and investment maturities, redemptions and sales against adverse changes in market interest rates. These futures contracts, which are settled in cash on a daily basis, are recorded as other liabilities on the Consolidated Statement of Financial Position at fair value. Realized gains or losses are recorded as an adjustment to the cost basis of the related asset when acquired.

21.   Fair Value of Financial Instruments
      -----------------------------------

      The following table summarizes the fair value and carrying amount of the Company's financial instruments at December 31, 1997 and 1996. Contractholder funds amounts exclude certain insurance contracts not within the scope of FAS No. 107, "Disclosure About Fair Value of Financial Instruments." The carrying value of short-term financial instruments approximates fair value because of the relatively short period of time between the origination of the instruments and their expected realization. The carrying value of receivables and payables arising in the ordinary course of business approximates fair market value. The fair value assumptions were based upon subjective estimates of market conditions and perceived risks of the financial instruments at a certain point in time as disclosed further in various Notes to the Consolidated Financial Statements. Disclosed fair values for financial instruments do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

                                                   1997                                 1996
                                       ---------------------------------   ---------------------------------
(millions)                             Carrying Amount        Fair Value   Carrying Amount        Fair Value
                                       ---------------        ----------   ---------------        ----------
Assets:
  Investments                                  $61,834           $61,843           $56,509           $56,518
  Securities borrowed or purchased
     under agreements to resell                109,734           109,734            97,985            97,985
  Trading securities and
     commodities owned                         139,732           139,732           126,573           126,573
  Net consumer finance receivables              10,816            11,428             7,885             8,556
  Separate accounts with guaranteed
     returns                                       260               260             1,114             1,118

Liabilities:
  Long-term debt                                28,352            28,956            24,696            25,065
  Securities loaned or sold under
     agreements to repurchase                  120,921           120,921           103,572           103,572
  Trading securities and commodities
     sold not yet purchased                     96,166            96,166            92,141            92,141
  Contractholder funds:
     With defined maturities                     2,302             2,299             1,671             1,665
     Without defined maturities                  9,697             9,503             9,058             8,841
  Separate accounts
     with guaranteed returns                       209               206             1,017               899

22.   Pledged Assets and Commitments
      ------------------------------

      Pledged Assets

      At December 31, the approximate market values of securities sold under agreements to repurchase, excluding the impact of FIN 41, or pledged by the Company were as follows:

-------------------------------------------------------------------------------------------------------------
(millions)                                                                           1997              1996
-------------------------------------------------------------------------------------------------------------
For securities sold under agreements to repurchase                                 $158,209          $114,021
As collateral for securities borrowed of approximately equivalent value              59,139            39,734
As collateral on bank loans                                                           1,066             3,195
To clearing organizations or segregated under securities laws and regulations         1,935             1,998
For securities loaned                                                                14,269             4,993
As collateral for letters of credit                                                   1,043               127
Other                                                                                   431                65
-------------------------------------------------------------------------------------------------------------
                                                                                   $236,092          $164,133
=============================================================================================================

      At December 31, 1997 and 1996, the Company had $2.7 billion and $2.4 billion, respectively, of outstanding letters of credit from banks to satisfy various collateral and margin requirements.

      Guarantees of Securities of Other Issuers

      TAP underwrote insurance guaranteeing the securities of other issuers, primarily corporate and industrial revenue bond issuers. The aggregate gross amount of guarantees of principal and interest for such securities was $5.6 billion and $8.3 billion at December 31, 1997 and 1996, respectively. Reserves for the financial guarantee business, which includes reserves for defaults, incurred but not reported losses and unearned premiums, totaled $71 million at December 31, 1997 and 1996.

      It is not practicable to estimate a fair value for these financial guarantees because there is no quoted market price for such contracts, it is not practicable to reliably estimate the timing and amount of all future cash flows due to the unique nature of each of these contracts, and TAP no longer writes such guarantees.

      Included in the gross amounts are financial guarantees representing TAP's participation in the Municipal Bond Insurance Association's guarantee of municipal bond obligations of $5.3 billion and $7.6 billion at December 31, 1997 and 1996, respectively. The bonds are generally rated A or above, and TAP's participation has been reinsured.

      At December 31, 1997, the scheduled maturities for these guarantees, net of TAP's participation in the municipal bond guarantee pools, are $6 million, $6 million, $8 million, $4 million and $310 million for 1998, 1999, 2000, 2001 and 2002 and thereafter, respectively.

      Credit Cards

      The Company provides bank and private label credit card services through CCC and its subsidiaries. These services are provided to individuals and to affinity groups nationwide. At December 31, 1997 and 1996 total credit lines available to credit cardholders were $8.766 billion and $6.622 billion, respectively.

      Other Commitments

      Salomon Smith Barney and a principal broker-dealer subsidiary have each provided a portion of a residual value guarantee in the amount of $586 million in connection with the lease of the buildings occupied by Salomon Smith Barney's executive offices and New York operations.

      The Company makes commitments to fund partnership investments and transfers receivables to third parties with recourse from time to time. The off-balance sheet risks of these financial instruments were not significant at December 31, 1997 or 1996.

23.   Contingencies
      -------------

      In 1997, the Company reached an agreement to settle the arbitration with underwriters at Lloyd's of London (Lloyd's) and certain London companies in New York State to enforce reinsurance contracts with respect to recoveries for certain asbestos claims. The dispute involved the ability of the Company to aggregate asbestos claims under a market agreement between Lloyd's and the Company or under the applicable reinsurance treaties. The outcome of this agreement had no impact on earnings.

      With respect to environmental and asbestos property and casualty insurance claims, see Note 12.

      In the ordinary course of business, the Company and/or its subsidiaries are defendants or co-defendants in various litigation matters, other than environmental and asbestos property and casualty insurance claims. Although there can be no assurances, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

24.   Selected Quarterly Financial Data (unaudited)
      ---------------------------------------------

                                                          1997                                                1996
                                   -----------------------------------------------  ----------------------------------------------
(In millions, except
per share amounts)                   First    Second     Third    Fourth     Total    First    Second     Third   Fourth     Total
                                   -----------------------------------------------  ----------------------------------------------
Total revenues                      $8,700    $9,184    $9,961    $9,764   $37,609   $7,509    $8,248    $8,096   $8,561   $32,414
Total expenses                       7,353     7,735     8,279     9,230    32,597    6,194     7,534     6,985    7,138    27,851
Gain (loss) on sales of stock of
  subsidiaries and affiliates           --        --        --        --        --       --       397        48       --       445
Income before income taxes and
  minority interest                  1,347     1,449     1,682       534     5,012    1,315     1,111     1,159    1,423     5,008
Provision for income taxes             483       517       598        98     1,696      485       281       414      499     1,679
Minority interest, net of
  income taxes                          49        49        55        59       212       --       (44)       44       47        47
                                   -----------------------------------------------  ----------------------------------------------
Income from continuing operations      815       883     1,029       377     3,104      830       874       701      877     3,282
Discontinued operations, net
  of income taxes                       --        --        --        --        --      (34)       (7)        3     (296)     (334)
                                   -----------------------------------------------  ----------------------------------------------
Net income                            $815      $883    $1,029      $377    $3,104     $796      $867      $704     $581    $2,948
                                   ===============================================  ==============================================

Basic earnings per share:
  Continuing operations              $0.71     $0.77     $0.90     $0.31     $2.69    $0.72     $0.76     $0.60    $0.76     $2.84
  Discontinued operations               --        --        --        --        --    (0.03)       --        --    (0.26)    (0.31)
                                   -----------------------------------------------  ----------------------------------------------
  Net income                         $0.71     $0.77     $0.90     $0.31     $2.69    $0.69     $0.76     $0.60    $0.50     $2.53
                                   ===============================================  ==============================================
Diluted earnings per share:
  Continuing operations              $0.67     $0.73     $0.85     $0.30     $2.54    $0.68     $0.72     $0.57    $0.72     $2.71
  Discontinued operations               --        --        --        --        --    (0.03)       --        --    (0.25)    (0.29)
                                   -----------------------------------------------  ----------------------------------------------
  Net income                         $0.67     $0.73     $0.85     $0.30     $2.54    $0.65     $0.72     $0.57    $0.47     $2.42
                                   ===============================================  ==============================================
Common stock price per share:
  High                             $38.922   $44.078   $49.078   $57.375   $57.375  $23.500   $22.875   $24.937  $31.667   $31.667
  Low                              $29.172   $30.828   $42.000   $43.125   $29.172  $19.000   $18.833   $19.375  $24.563   $18.833
  Close                            $32.000   $42.047   $45.547   $53.875   $53.875  $22.000   $22.812   $24.562  $30.250   $30.250
Dividends per share of
  common stock                       $.100     $.100     $.100     $.100     $.400   $0.075    $0.075    $0.075   $0.075    $0.300

      Due to changes in the number of average shares outstanding, quarterly earnings per share of common stock do not add to the totals for the years. The above information has been restated to reflect the stock split as discussed in Note 1.

      The selected quarterly financial data gives retroactive effect to the Merger with Salomon (Note 2) in a transaction accounted for as a pooling of interests. The pooling of interests method of accounting requires the restatement of all periods presented as if TRV and Salomon had always been combined. As a result of the Merger, in the fourth quarter of 1997, Salomon Smith Barney recorded an after-tax restructuring charge of $496 million ($838 million before tax) primarily for severance and costs related to excess or unused office space, facilities and other assets.

                     [Letterhead of KPMG Peat Marwick LLP]

Independent Auditors' Report

The Board of Directors and Stockholders
Travelers Group Inc.

We have audited the consolidated statement of financial position of Travelers Group Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the separate consolidated statement of financial condition of Salomon Inc and subsidiaries as of December 31, 1996 or the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years ended December 31, 1996 and 1995, which consolidated statements reflect total assets of $194,881 million as of December 31, 1996 and total revenues of $9,046 million and $8,953 million for the years ended December 31, 1996 and 1995, respectively. Those consolidated financial statements, which are included in the restated and combined December 31, 1996 and 1995 consolidated financial statements of Travelers Group Inc. that resulted from the November 28, 1997 pooling of interests transaction described in Note 1 to the consolidated financial statements, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Salomon Inc and subsidiaries for such periods, is based solely on the report of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Travelers Group Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                                       /s/ KPMG Peat Marwick LLP

New York, New York
January 26, 1998